05065112

24-10122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

SEC MAIL PROCESSING
RECEIVED
SEP 01 2005

DAVIS HOMES, LLC
(Exact name of issuer as specified in its charter)

Indiana
(State or other jurisdiction of incorporation or organization)

3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240
(317) 595-2800
(Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

C. Richard Davis
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240
(317) 595-2800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Karen Ball Woods, Esq.
Jeffrey B. Bailey, Esq.
Bose McKinney & Evans LLP
2700 First Indiana Plaza
135 N. Pennsylvania Street
Indianapolis, Indiana 46204

SEP 02 2005

1521	35-1939865
(Primary standard industrial Classification Code Number)	(I.R.S. Employer Identification Number

644455.1

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Part I -- Notification

ITEM 1. **Significant Parties**

(a) Managers

Charles R. Davis
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

C. Richard Davis
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

Bradley C. Davis
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

Michael B. Davis
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

(b) Officers

Charles R. Davis
President and Chief Executive Officer
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

C. Richard Davis
Executive Vice President
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

Bradley C. Davis
Executive Vice President
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

Michael B. Davis
Executive Vice President
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

Jerry Crone
Chief Financial Officer
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

(c) Managing Member

Davis Holding Corporation
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

(d) Davis Investments, L.P.

(e) C. Richard Davis
Michael B. Davis
Bradley C. Davis

(f) None

(g) Davis Holding Corporation
Davis Homes of Florida, LLC
Davis Financial Services, LLC
Davis Wholesale, LLC
Davis Properties, LLC
Home Guaranty Corporation, LLC
Creekside Square Apartments, L.P.
Creekside Square Apartments II, L.P.
Hanna Village Apartments, L.P.
Centennial Management, LLC
Davis Realty, Inc.
First Fidelity & Guaranty Company
Autumn Chase Apartments, L.P.
Walnut Manor Apartments, L.P.
Ft. Harrison Housing, L.P.
Davis Family Properties, LLC
White River Associates, L.P.
White River Associates, Inc.
Cedar Ridge Associates, L.P.

(h) C. Richard Davis, Esq.
Davis Homes, LLC
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

(i) Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

(j) Frank D. Neese
Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

Dawn Barringer
Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

(k) Frank D. Neese
Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

(l) N/A

(m) Karen Ball Woods, Esq.
Jeffrey B. Bailey, Esq.
Bose McKinney & Evans LLP
Suite 2700, First Indiana Plaza
135 N. Pennsylvania Street
Indianapolis, Indiana 46204

ITEM 2. **Application of Rule 262**

(a) No

(b) N/A

ITEM 3. **Affiliate Sales**

N/A

ITEM 4. **Jurisdictions in which Securities are to be offered**

(a) Illinois, Indiana and Tennessee

(b) None

ITEM 5. **Unregistered Securities issued or sold within one year**

None

ITEM 6. **Other Present or Proposed Offerings**

None

ITEM 7. **Marketing Arrangements**

None

ITEM 8. **Relationship with Issuer of Experts Named in Offering Statement**

An opinion as to the validity of the Notes will be offered by C. Richard Davis, Esq., who is a Director and Executive Vice President of Davis Holding Corporation, the managing member of Davis Homes, LLC, and is a limited partner (with a 33% interest) of Davis Investments, L.P., which owns 99% of Davis Homes, LLC.

ITEM 9. **Use of a Solicitation of Interest Document**

None

OFFERING CIRCULAR

DAVIS HOMES, LLC
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240
(317) 595-2800

SERIES 2005 SUBORDINATED NOTES
$2,650,000 Minimum
$5,000,000 Maximum

Davis Homes, LLC (the "Company") is offering a minimum of $2,650,000 and a maximum of $5,000,000 in aggregate principal amount of Series 2005 Subordinated Notes (the "Notes") with an interest rate of 9.5% and a maturity date of ___________, 2015.

The Notes will bear interest from the date of issuance, payable semi-annually in arrears on January 1 and July 1 of each year commencing on January 1, 2006 (for the period from the date of issuance through December 31, 2005). The Notes will be issued only in denominations of $1,000 and integral multiples thereof, subject to a minimum initial purchase of $5,000. The Company will accept the tender of a maximum of $1,500,000 of its currently outstanding subordinated notes which mature on June 30, 2006, as consideration for purchase of the Notes.

The Notes are redeemable at any time on or after July 1, 2006, at the option of the Company, in whole or in part at 100% of the principal amount, together with accrued and unpaid interest to the redemption date. The Notes do not provide for any sinking fund payments or principal payments prior to maturity and have no conversion features.

The Notes will be subordinated to all Senior Indebtedness (as defined herein) of the Company. As of June 30, 2005, after giving effect to the issuance of the Notes and the application of the proceeds therefrom, assuming the sale of $2,650,000 in Notes, as described in this Offering Circular, total Senior Indebtedness of the Company would have been approximately $43.3 million. There is no limit on the amount of Senior Indebtedness the Company may incur. See **"Risk Factors" beginning on page 5 for a discussion of material risks that should be considered in connection with the purchase of the Notes offered hereby, and "Description of Notes--Subordination of the Notes."**

The Company has been advised by the Underwriter that it does not intend to make a market in the Notes and the Notes will not be listed on any securities exchange or the NASDAQ Stock Market. It is unlikely that an active public market for the Notes will develop or be maintained after this Offering.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OFFERING SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS, NOR HAS THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Price to Public	Underwriting Discounts and Commissions[1]	Proceeds to Company[2]
Per Note	$1,000	$75	$925
Total Minimum	$2,650,000	$198,750	$2,451,250
Total Maximum	$5,000,000	$375,000	$4,625,000

The Notes are offered by the Underwriter on a best efforts, minimum-maximum basis as specified herein. If at least $2,650,000 in Notes are not sold within sixty (60) days of the date of this Offering Circular, or such later date not to exceed thirty (30) days as the Company and Underwriter may agree (the "Termination Date"), then this Offering will not be consummated. Any Notes purchased by officers or directors of the Company will not be counted in determining whether the Offering minimum has been satisfied. Pending the closing of the sale of the Notes, all funds received from subscribers will be held in escrow by the Escrow Agent, Mainsource Bank, Greensburg, Indiana. If this Offering is not consummated by the Termination Date, subscribers' funds will be returned promptly with a pro rata share of any net interest earned while in escrow. **See "Plan of Distribution."**

INDIANA SECURITIES, LLC

Offering Circular Date: ____________, 2005

[1] The Underwriting Commissions are equal to 5.5% of the aggregate principal amount of the Notes plus a structuring fee earned at the rate of $20,000 per $1,000,000 of Notes sold.

[2] Before deducting expenses payable by the Company estimated at $108,600 (including up to $49,000 in Underwriter's attorneys fees which the Company has agreed to reimburse to the Underwriter).

TABLE OF CONTENTS

Offering Circular Summary 1
The Company 1
The Offering 3

Risk Factors 5
The Notes are Subordinate to all Senior Indebtedness 5
The Company Incurs Substantial Indebtedness to Finance its Operation 6
The Company's Business is Affected by Changes in Economic Conditions 6
The Company's Home Sales are Affected by the Availability of Mortgage Financing and Fluctuating Interest Rates 6
The Company is Subject to Governmental Regulations and Environmental Controls 6
The Company Depends Upon Raw Materials and Labor, the Availability and Price of Which Fluctuate 7
The Company's Business is Highly Competitive 7
The Company's Operations are Concentrated in a Single Geographic Area 7
The Company is Not Required to Make any Payments to a Sinking Fund 7
The Company May Not be Able to Satisfy its Repurchase or Payment Obligations Under the Notes 8
The Company is Dependent Upon the Davis Family 8
There is No Assurance as to the Amount of Notes Which Will be Sold 8
Subscribers May Encounter Difficulties Reselling the Notes 8

The Company 8

Use of Proceeds 9

Capitalization 10

Management's Discussion and Analysis of Financial Condition 11

And Results of Operations 11
Backlog 11
Results of Operations 12
Total Sales Revenue 13
Home Sales Closed 13
Gross Profit 13
Other Operating Revenue 14
Selling Expenses 14
General and Administrative Expenses 15
Seasonality and Variability in Quarterly Results 15
Ratio of Earnings to Fixed Charges 15
Liquidity and Capital Resources 16
Inflation 16

Business 17

Description of Property 24

Management ... 24
Executive Officers and Managers ... 24
Remuneration of Officers and Directors ... 26
Security Ownership of Management and Certain Securityholders ... 27
Certain Transactions ... 30
Operating Advances ... 30
Management Fees ... 30
Affiliated Investments ... 31
Office Lease ... 31
Distributions ... 31
Affiliate Transactions ... 31
Description of the Subordinated Notes ... 32
General ... 32
Subordination of the Notes ... 32
Redemption at the Company's Option ... 33
No Sinking Fund ... 33
Redemption at Death ... 33
Debt Service Reserve Fund ... 33
Certain Covenants ... 33
Events of Default ... 35
Modification of the Indenture ... 36
Satisfaction and Discharge of Indenture ... 37
Defeasance ... 37
Transfer Agent and Registrar ... 37
Plan of Distribution ... 37
Validity of the Notes ... 39
Independent Accountants ... 39
Additional Information ... 39
Glossary of Terms ... 40

OFFERING CIRCULAR SUMMARY

The following summary information is qualified in its entirety by the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Offering Circular. Prospective subscribers are urged to read this Offering Circular in its entirety.

The Company

The Company is a builder of single family homes in the Indianapolis, Indiana metropolitan area. The Company also develops residential communities. Net of all cancellations which occurred during the applicable period, the Company executed 485 new sales contracts during the six (6) month period ended June 30, 2005, compared to 465 new sales contracts during the six (6) month period ended June 30, 2004. The Company executed 874 new sales contracts during the year ended December 31, 2004, and 821 new sales contracts during the year ended December 31, 2003. The Company had a backlog of pending sales contracts for 458 homes at June 30, 2005, with an aggregate sales price of $77.3 million, compared to 397 homes with an aggregate sales price of $66.3 million at December 31, 2004, and 546 homes with an aggregate sales price of $87.7 million at December 31, 2003. Effective January 1, 2004, the Company changed its method of determining sales and backlog by recognizing a new sale and taking it into backlog only after any contingencies concerning the sale of the home presently owned by the potential home purchaser had been released. If this more conservative methodology had been used in 2003, the Company's backlog at December 31, 2003, would have been approximately 355 homes with an aggregate sales price of approximately $57.0 million. The Company is actively selling homes in 27 communities in the greater Indianapolis area.

The Company has sold approximately 15,000 homes since its formation in 1985. Charles R. Davis, the Company's Chairman and Chief Executive Officer, began building homes in Indiana over 50 years ago, and companies owned or managed by Mr. Davis have sold more than 22,500 homes throughout Indiana. The Company believes this long-standing presence has made the Davis name widely recognized in the State of Indiana as a builder of quality homes. In 2004, the Company delivered 1,023 homes in the Indianapolis area, making it one of the largest homebuilders in the area.

The Company consolidates entities in which it has a significant ownership interest and exercises management control. Accordingly, the summary consolidated financial statements and the discussion of the financial condition and results of operations of the Company contained in this Offering Document include the account of Davis Homes, LLC and its subsidiary operating companies, including Davis Financial Services, LLC

Consolidated Summary Financial Data
(in thousands)

	Year Ended December 31		Six Months Ended June 30	
	2004	2003	2005	2004
Consolidated Statement of Operations				
Total sales revenue	$168,523	$157,748	$76,731	$68,225
Cost of sales	141,142	132,552	66,192	57,478
Gross Profit from Home Sales	27,381	25,196	10,539	10,747
Other operating revenue, net	122	819	619	755
Financial services operating revenue	1,652	1,979	1,035	825
Total Other Operating Revenue	1,774	2,798	1,654	1,580
Gross Profit	29,155	27,994	12,193	12,327
Operating Expenses				
Selling expenses	15,328	14,687	7,092	7,244
G&A expenses	7,258	7,501	3,140	3,055
Financial Services Expenses	1,541	1,664	769	785
Total Operating Expenses	24,127	23,852	11,001	11,084
Income from Operations	5,028	4,142	1,192	1,243
Interest expense	1,065	938	1,177	735
Net income (loss)	3,963	3,204	15	508

Consolidated Balance Sheet	December 31		June 30	
	2004	2003	2005	2004
Homes, land and construction in progress	$62,810	$60,723	$64,219	$63,350
Total assets	77,315	77,354	79,535	82,115
Accounts payable	9,429	5,817	7,375	7,905
Notes payable and other obligations	48,911	52,234	55,449	55,083
Total members' equity	14,024	13,700	12,209	12,763

The Offering

Issue	A maximum of $5,000,000 of Notes will be sold. Notes will mature ____________, 2015, and will bear interest from the date of issuance. At least $2,650,000 in Notes must be sold before this Offering will be consummated.
Consideration for Purchase of Notes	The Company will accept readily available funds for purchase of the Notes. The Company will also accept the tender of a maximum of $1,500,000 of its currently outstanding subordinated notes which mature on June 30, 2006 (the "2006 Notes"), as consideration for purchase of the Notes. The Company currently has $2,500,000 of the 2006 Notes outstanding and has been informed that it is highly unlikely that more than $1,500,000 of the 2006 Notes will be tendered.
Payment of Interest	Semi-annually on January 1 and July 1 of each year, commencing January 1, 2006 (for the period from date of issuance through December 31, 2005).
Interest Rate	9.5% per annum
Redemption at the Company's Option	Redeemable at any time on or after July 1, 2006, at the option of the Company, subject to specified limitations set forth herein, in whole or in part, at 100% of the principal amount, together with accrued interest.
Sinking Fund	No sinking fund payments.
Ranking	The Notes will be unsecured general obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness, as defined in the Indenture, of the Company. As of June 30, 2005, after giving effect to the issuance of the Notes and the application of the net proceeds therefrom, assuming the sale of $2,650,000 in Notes, the Senior Indebtedness of the Company would have been approximately $43.3 million. There is no limit on the amount

of Senior Indebtedness the Company may incur. See "**Description of Notes--Subordination of the Notes**."

Offer to Purchase	The Company will be obligated to make an offer to purchase Notes in certain circumstances described herein. See "**Description of Notes--Certain Covenants**
Change of Control	Upon the occurrence of a Change of Control (as defined), each holder of Notes will have the option to cause the Company to repurchase such holder's Notes, in whole or in part, at 100% of the principal amount thereof, plus accrued interest to the date of repurchase. See "**Description of Notes--Certain Covenants--Offers to Purchase on Change of Control**."
Redemption on Death	Upon the death of a noteholder, Notes held by the deceased noteholder may be tendered to the Company for redemption at a price of par plus accrued interest; however, the Company will only be obligated to redeem up to $100,000 in Notes pursuant to such requests during any twelve-month period. See "**Description of Notes--Redemption at Death**."
Debt Service Reserve Fund	The Company will create a debt service reserve fund (the "Reserve Fund") equal to six (6) months interest on the Notes. See "**Description of Notes--Debt Service Reserve Fund**."
Use of Proceeds	The Company intends to use the net proceeds from the sale of the Notes for working capital and to create the Reserve Fund. To the extent any 2006 Notes are tendered, the outstanding balance on the 2006 Notes will be reduced in lieu of additional working capital. See "**Use of Proceeds**."

Certain Covenants	The Indenture under which the Notes will be issued contains certain restrictive covenants that will, among other things, limit the Company's ability to make certain Restricted Payments (as defined). The Indenture also restricts the Company's ability to consolidate or merge with or into, or transfer all or substantially all of its assets to, another person and requires the Company in certain circumstances to make an offer to purchase Notes at 100% of the principal amount plus accrued interest. These restrictions and requirements are subject to a number of important qualifications and exceptions. See "**Description of Notes--Certain Covenants**."
Risk Factors	An investment in the Notes involves a significant degree of risk. The Notes are unsecured general obligations of the Company, are subordinate in right of payment to all existing and future Senior Indebtedness, which is not limited in amount, and do not contain provisions for sinking fund payments. See "**Risk Factors**" for a discussion of material risks that should be considered in connection with an investment in the Notes.

RISK FACTORS

In analyzing this offering, prospective subscribers should carefully consider certain risks entailed in an investment in the Notes as set forth below, as well as the other information contained in this Offering Circular.

The Notes are Subordinate to all Senior Indebtedness

The payment of principal and interest on the Notes will be unsecured general obligations of the Company, subordinated in right of payment to all present and future Senior Indebtedness of the Company. Senior Indebtedness is defined generally in the Indenture to include indebtedness created, incurred, assumed or guaranteed by the Company for money borrowed other than (i) the Notes, (ii) indebtedness of the Company to any of its Insiders, as defined in the Indenture, (iii) indebtedness of the Company to any of its subsidiaries (or from one subsidiary to another), (iv) $5 million of subordinated notes issued in 2001 with maturities of June 30, 2006 and 2008, (v) $5 million of subordinated notes issued in 2003 with maturity of April 15, 2011 or (vi) indebtedness for amounts owed for goods, materials or services purchased in the ordinary course of business. There is no limitation on the amount of Senior Indebtedness which the Company may incur. See "**Description of Notes--Subordination of the Notes**."

The Company Incurs Substantial Indebtedness to Finance its Operation

The building industry is capital intensive and often involves significant up-front expenditures including the cost of acquiring land. To fund its ongoing operations, the Company has used cash flow from operations, bank borrowings, limited partnership syndication proceeds, the issuance of first mortgage bonds and the issuance of subordinated notes. As of June 30, 2005, the Company had members' equity of approximately $12 million and total indebtedness of approximately $55 million, which is secured by substantially all of the Company's assets. The Company's business and earnings are substantially dependent on its continuing ability to obtain bank or other financing on acceptable terms. Lenders generally require substantial equity commitments by borrowers in connection with loans secured by real estate. Additionally, such loans generally contain restrictive covenants related to the Company's operations. Although the Company believes that cash flow from operations and the Company's ability to borrow from various lenders will provide adequate cash to satisfy the Company's capital requirements for the foreseeable future, there can be no assurance that additional sources of financing will not be required or that, if required, such financing will be available on terms acceptable to the Company. See "**Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources**."

The Company's Business is Affected by Changes in Economic Conditions

The home-building industry is cyclical and is significantly affected by changes in general and local economic conditions such as interest rates, employment levels, consumer confidence and income and availability of financing, as well as changes in government regulation. Homebuilders such as the Company also are subject to various risks including conditions of supply and demand in local markets, availability and cost of land, materials and labor, adverse weather conditions, delays in construction schedules caused by strikes and other factors not within a builder's control, the government approval and permit process, the effects of moratoriums and environmental controls and increases in real estate taxes and other local government fees.

The Company's Home Sales are Affected by the Availability of Mortgage Financing and Fluctuating Interest Rates

The Company's business depends in part upon the availability and cost of mortgage financing. The Company believes that the availability of Federal Housing Administration ("FHA") and Veterans Administration ("VA") mortgage financing is an important factor in selling its homes. Any limitations or restrictions on the availability of mortgage financing could adversely affect the Company's operations. Housing demand is also affected by mortgage interest rate levels. The Company believes that its sales have benefited from lower rates in recent years. If mortgage interest rates increase significantly, the number of homes sold and the Company's results of operations may be adversely impacted. See "**Business--Customer Financing**."

The Company is Subject to Governmental Regulations and Environmental Controls

The Company's home building operations are subject to federal, state and local statutes and rules regulating environmental and developmental matters, wetland preservation, zoning, building design and density requirements. These requirements can limit the number of homes

built within a particular community and can delay the progress of developing a particular community.

The Company must obtain numerous government approvals, licenses, permits and agreements before it can begin development and construction. In addition, the continued effectiveness of permits already granted is subject to factors such as changes in policies, rules and regulations and their interpretation and application. Such regulation affects construction activities and may result in delays or cause the Company to incur substantial compliance costs.

The Company may be subject to additional costs or delays or may be precluded entirely from developing its communities because of government regulations that could be imposed in the future due to unforeseen health, safety, welfare or environmental concerns. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber. See "**Business--Government Regulation and Environmental Matters**" and "**Land Acquisition and Development.**"

The Company Depends Upon Raw Materials and Labor, the Availability and Price of Which Fluctuate

Although the principal raw materials used in the home-building industry, including lumber, drywall, brick and concrete, generally are available from a variety of sources, those materials are subject to periodic shortages and price fluctuations. This volatility may adversely affect profitability to the extent that any increases in material costs cannot be offset by corresponding home price increases. See "**Business--Construction.**" While labor shortages have not had a material effect on the Company's operations, there is no assurance that such shortages will not adversely affect the Company in the future.

The Company's Business is Highly Competitive

Homebuilders compete for desirable properties, financing, raw materials and skilled labor. The Company competes for home sales with national, regional and local homebuilders, individual resales of existing homes and condominiums and available rental housing. Most of the Company's competitors have greater financial and other resources than the Company. See "**Business--Competition.**"

The Company's Operations are Concentrated in a Single Geographic Area

The Company's operations are currently concentrated in the Indianapolis metropolitan area. Because of this lack of geographic diversification, adverse general economic, weather or home-building conditions in the Indianapolis market could have a material adverse impact on the Company.

The Company is Not Required to Make any Payments to a Sinking Fund

No principal payments are due with respect to the Notes prior to their maturity nor is there any requirement for the Company to make payments to a sinking fund or otherwise periodically set-aside funds for the retirement of the Notes, other than the Fund. Retirement of the Notes will, therefore, be dependent upon the Company generating sufficient excess cash flow or obtaining other financing at the time the Notes mature, neither of which can be assured. See "**Management's Discussion and Analysis of Financial Condition and Results of Operations**" and "**Description of Notes.**"

The Company May Not be Able to Satisfy its Repurchase or Payment Obligations Under the Notes

While the Indenture contains certain covenants which obligate the Company to repurchase or offer to repurchase the Notes upon the occurrence of certain events, there can be no assurance that the Company will have sufficient funds available at any given time to discharge such obligations. Further, the ability of the Trustee or holders of the Notes to effect collection should an Event of Default occur will be adversely affected by the subordination provisions of the Indenture and the existence of substantial Senior Indebtedness, as well as other indebtedness of the Company. See "**Capitalization**," "**Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources**" and "**Description of Notes**."

The Company is Dependent Upon the Davis Family

The Company's success is highly dependent upon the performance of its senior management consisting of Charles R. Davis, C. Richard Davis, Bradley C. Davis and Michael B. Davis (the "Davis Family"). See "**Management**." The Company does not have "key-man" insurance for or employment agreements with any of its senior management. The loss of key personnel or an inability to attract, retain and motivate key personnel could have a material adverse effect on the Company's business.

There is No Assurance as to the Amount of Notes Which Will be Sold

This Offering is being made on a best efforts, minimum-maximum basis by the Underwriter as agent for and at the risk of the Company. Accordingly, there can be no assurance that all or any portion of the Notes will be sold. All proceeds from subscribers will be deposited into an escrow account and should the minimum amount of Notes not be sold by the Termination Date, subscribers will lose the use of their funds up to the Termination Date. See "**Plan of Distribution**."

Subscribers May Encounter Difficulties Reselling the Notes

The Notes are being offered for sale only in Indiana and certain additional selected states. Only subscribers residing in those states may purchase the Notes. Further, the Notes will not be listed with any securities exchange or with the NASDAQ Stock Market. Accordingly, it is unlikely that there will be an active secondary market for the Notes. The absence of such a market will render it difficult for a holder to resell the Notes, or a holder may be able to do so only at discounted prices.

THE COMPANY

The Company is a builder of single family homes in the Indianapolis, Indiana metropolitan area which primarily consists of Marion and the surrounding counties. The Company also develops residential communities. The Company offers high-quality homes, many with custom features, designed principally for First Time Homebuyers and First and Second Time Move-up Buyers (see "**Glossary of Terms**"). The Company's homes range in size from approximately 1,400 to 3,800 square feet and range in price from approximately $110,000 to over $325,000.

The Company also originates and brokers residential mortgages, primarily for homes sold to the Company's customers, generating income from yield spread premiums. The Company also previously developed and managed apartment communities, but ceased development activity in approximately 2002. The Company continues to manage apartment communities.

Unless the context indicates otherwise, as used in this Offering Circular the "Company" refers to Davis Homes, LLC, and its wholly owned subsidiaries (i) Davis Financial Services, LLC, d/b/a Davis Mortgage Services, (ii) Davis Wholesale, LLC, (iii) Home Guaranty Company, LLC, (iv) Centennial Management, LLC, (v) Davis Land Development, LLC, (vi) First Fidelity & Guaranty Co., Inc., and (vii) Davis Realty, Inc. For additional information regarding the ownership and management of the Company and each of its subsidiaries, see "**Security Ownership of Management and Certain Security Owners**."

Additionally, the Company is affiliated with several limited partnerships formed to own and manage apartment communities which were developed by the Company, including Autumn Chase Apartments, L.P., Hanna Village Apartments, L.P., Cedar Ridge Associates, L.P., Fort Harrison Housing, L.P., Creekside Square Apartments, L.P., Creekside Square Apartments II, L.P. and Crooked Creek Associates, L.P. Finally, the Company is affiliated with two entities, White River Associates, L.P. and White River Associates, Inc., each of which was formed to purchase and own an office building that has been leased in part to the Company for its office space. **See "Certain Transactions.**" For additional information regarding the ownership and management of each affiliated limited partnership or other entity, see "**Security Ownership of Management and Certain Security Owners**."

The Company's principal executive offices are located at 3755 East 82nd Street, Suite 120, Indianapolis, Indiana 46240, and its telephone number is (317) 595-2800.

USE OF PROCEEDS

The net proceeds to the Company from the sale of the Notes offered hereby after deducting underwriting commissions, structuring fees and expenses payable by the Company ("Offering Expenses"), are estimated to be approximately $2.2 million if the minimum amount of Notes is sold and $4.3 million if the maximum amount of Notes is sold.

The Company will use $125,875 at the minimum, and $237,500 at the maximum to create the Debt Reserve Fund as required by the Indenture. The Company intends to use the remainder of the net proceeds for working capital by temporarily paying down in part its primary construction (working capital) line of credit, which line will remain available for future draws. This line was entered into on November 30, 2004, and is subject to annual renewal. The annual interest rate on the line is the prime rate (6.5% at August 22, 2005) minus .25%. At June 30, 2005, the total balance outstanding on this construction line was approximately $27.9 million.

To the extent any 2006 Notes are tendered as consideration for purchase of the Notes, the tender of the 2006 Notes will result in a reduction of the outstanding balance of those notes. The reduction in the outstanding balance of the 2006 Notes will reduce the pay down of the construction line of credit in an amount identical to the amount of 2006 Notes tendered.

The following table summarizes the anticipated use of proceeds from this Offering, assuming sale of both the minimum and maximum amounts and the order in which those proceeds will be applied:

	Minimum	Maximum
Underwriting Commissions, Structuring Fees and Offering Expenses	$307,350	$483,600
Debt Service Reserve Fund	125,875	237,500
Reduce Outstanding Borrowings	2,216,775	4,278,900
Total	$2,650,000	$5,000,000

CAPITALIZATION

The following sets forth, at June 30, 2005, the consolidated capitalization of the Company and the pro forma capitalization of the Company, as adjusted, to give effect to this Offering, assuming sale of only the minimum amount and the anticipated use of the proceeds from this Offering. See "**Use of Proceeds**."

	As of June 30, 2005	As Adjusted for Minimum[3]
	(in thousands)	
Notes payable and other debt (excluding subordinated notes due June 30, 2006, June 30, 2008 and April 15, 2011)	$45,474	$43,257
Subordinated notes due June 30, 2006	2,500	2,500
Subordinated notes due June 30, 2008	2,500	2,500
Subordinated notes due April 15, 2011	5,000	5,000
Subordinated notes offered hereby	0	2,650
Total debt	$55,474	$55,907
Accumulated equity		
Members' Equity	12,209	12,209
Total capitalization	$67,683	$68,116

[3] Pro forma capitalization of the Company based on estimated proceeds of Offering of $2,342,650, which assumes the sale of $2,650,000 of Notes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Backlog

The Company's homes are offered for sale in advance of their construction, except for a limited program under which the Company generally builds two or three speculative homes per community to market to buyers who need a home to be available immediately (such as buyers relocating from another area). To date, most of the Company's homes have been sold pursuant to standard sales contracts entered into prior to commencement of construction. Upon execution of the sales contact, receipt of an initial deposit and satisfaction of any contingency concerning the sale of an existing home owned by the purchaser, the home sale is included in backlog and construction costs thereafter incurred are included in homes, land and construction in progress in the Company's financial statements. The sales contract is cancelable upon forfeiture of deposit, or, in some cases, without forfeiture due to the customer's inability to obtain a permanent financing commitment. The Company recognizes revenue and earnings on home sales at closing (upon completion of the home), when title to the home passes to the buyer.

The following table lists the number of new sales contracts (net of cancellations) and the number of home sales closed for the periods indicated and the number of homes in backlog and the aggregate sales value of backlog at the dates indicated.

	12 Month Period Ended December 31		6 Month Period Ended June 30	
	2004	**2003**	**2005**	**2004**
Sales contracts (net of cancellations)	874	821	485	465
Home sales closed	1,023	1,002	424	418
Backlog at end of period	397	355[4]	458	593
Aggregate sales value of backlog	$66.3 million	$57.0 million[4]	$77.3 million	$94.6 million

[4]Adjusted to reflect the January 1, 2004, implementation of the Company's new methodology for counting sales and backlog. Numbers are based on estimates which are believed to be reasonably accurate. (See **Offering Circular Summary—The Company**).

The Company's backlog of homes (sales contracts) increased to 458 at June 30, 2005, as compared to 397 at December 31, 2004. The Company's backlog at June 30, 2005, was less than it was as of June 30, 2004, because, as of June 30, 2004, there were still sales included in backlog that were initially written subject to the contingency of the sale of the existing home owned by the purchaser. Effective January 1, 2004, the Company changed its method of determining sales and backlog by recognizing a new sale and taking it in to backlog only after

any contingencies concerning the sale of the home presently owned by the potential home purchaser had been released. Accordingly, as of June 30, 2005, the Company's backlog did not include any sales still contingent on the sale of the customer's existing home, although some such sales with such contingencies were included in the June 30, 2004, backlog. New sales contracts for the six month periods ended June 30, 2005, and 2004 were 485 and 465, respectively. This reflects increased demand (increased sales orders) in the Indianapolis market for new home construction, and a decrease in the Company's cancellation rate resulting from a smaller portion of the Company's total sales being made to First Time Home Buyers who typically have more difficulty obtaining mortgage financing. (See **Glossary of Terms**.)

Results of Operations

The following table presents, for the periods indicated, the percentage of the Company's total sales revenue represented by each income statement line item presented.

	12 Month Period Ended December 31		**6 Month Period Ended June 30**	
	2004	**2003**	**2005**	**2004**
Home sales	100%	100%	100%	100%
Cost of sales	83.8	84.0	86.3	84.3
Gross profit from home sales	16.2	16.0	13.7	15.7
Other operating revenue	0.1	0.5	0.8	1.1
Financial services operating revenue	1.0	1.3	1.4	1.2
Total other operating revenue	1.1	1.8	2.2	2.3
Gross profit	17.3%	17.8%	15.9%	18.0%

The following table presents, for the periods indicated, the percentage of the Company's total revenue represented by each income statement line item presented. Total revenue for each period is equal to total sales revenue plus other operating revenue.

	12 Month Period Ended December 31		6 Month Period Ended June 30	
	2004	**2003**	**2005**	**2004**
Selling Expenses	9.1%	9.3%	9.2%	10.6%
General and administrative expenses	4.3	4.8	4.1	4.5
Financial Service Expenses	0.9	1.1	1.0	1.1
Income from operations	3.0	2.6	1.6	1.8
Interest expense	0.6	0.6	1.5	1.1
Net income	2.4%	2.0%	0.1%	0.7%

Total Sales Revenue

The Company's total sales revenue in 2004 was approximately $170.3 million, an increase of approximately $9.8 million, or 6.1%, from total sales revenue of approximately $160.5 million in 2003. The Company's total sales revenue for the six months ended June 30, 2005, was approximately $78.4 million, an increase of approximately $8.6 million, or 12.3%, from total sales revenue of approximately $69.8 million for the six months ended June 30, 2004.

Home Sales Closed

The Company's revenue from home sales closed in 2004 was approximately $168.5 million, an increase of approximately $10.8 million, or 6.8%, from revenue from home sales closed of approximately $157.7 million in 2003. The Company's revenue from home sales closed for the six months ended June 30, 2005 was approximately $76.7 million, an increase of approximately $8.5 million, or 12.5%, from revenue from home sales closed of approximately $68.2 million for the six months ended June 30, 2003. The Company closed 1,023 homes in 2004 compared to 1,002 homes closed in 2003. The Company closed 424 homes for the six months ended June 30, 2005, compared to 418 homes closed for the six months ended June 30, 2004. There is typically a six-month period between the time the Company enters into a sales contract for a new home and the time the Company delivers and closes on the sale of the home. Accordingly, the increased homes closed in each comparable period reflects the strong market in Indianapolis for new homes through 2004, which was based in part on low mortgage rates.

Gross Profit

Gross profit from home sales is equal to total sales revenue minus cost of sales. The variable component of cost of sales includes land acquisition costs, development costs and construction costs. The fixed component of cost of sales includes direct overhead, job oversight supervision, customer service, warranty costs and interest and property taxes on lots and construction in process, all of which are capitalized as cost of sales. See **Note 1 of Notes to Consolidated Financial Statements**.

Gross profit from home sales in 2004 was approximately $27.3 million, an increase of approximately $2.1 million from gross profit of approximately $25.2 million in 2003. Gross profit as a percentage of total sales revenue increased from 16.0% in 2003 to 16.2% in 2004 due to lower interest costs and generally fixed overhead construction costs being spread over a higher sales volume in 2004.

Gross profit from home sales for the six months ended June 30, 2005 was approximately $10.5 million, a decrease of $0.2 million from gross profit from home sales of approximately $10.7 million for the six months ended June 30, 2004. Gross profit as a percentage of total sales revenue decreased from 15.7% for the six months ended June 30, 2004, to 13.7% for the six months ended June 30, 2005. The decrease in gross profit from home sales is primarily the result of the Company having to make relatively larger sales concessions in late 2004 to maintain market share, an increase in the proportion of the Company's homes built on lots developed by outside developers (which carry higher costs than lots developed internally by the Company), and higher effective interest rates charged in 2005 on the Company's construction lines.

Other Operating Revenue

Other operating revenue includes fees received for the performance of accounting and property management services for apartment communities owned by a related party or owned by partnerships in which the Company serves as the general partner. Other operating revenue was approximately $122,000 and $819,000 in 2004 and 2003, respectively. The decrease from 2004 to 2003 was primarily due to the write off in 2004 of nonperforming fixed assets including obsolete furniture previously used in the Company's model home sales centers. Financial services operating revenue includes yield spread premiums on mortgages originated. Financial services revenue decreased in 2004 to $1.7 million from $2.0 million in 2003. This decrease was primarily the result of a decrease in the mortgage company's "capture rate" (i.e., the percentage of the Company's purchasers who obtain their financing through Davis Financial Services), which, in turn, was caused by turnover among the mortgage company's loan officers. Financial services operating revenue for the six months ended June 30, 2005, increased to $1.0 million compared to $0.8 million for the same period in 2004. The increase was primarily the result of the mortgage company increasing its capture rate after its staffing of loan officers was stabilized. During the six months ended June 30, 2005, Davis Financial Services closed 221 loans compared to 179 loans closed in 2004.

Selling Expenses

Selling expenses include advertising, sales commissions, maintenance of model homes, payroll and amortization of sales and development costs. Certain expenses, such as sales commissions and realtor fees, were generally based on sales prices of closed homes and thus remain relatively constant as a percentage of total revenue. Other expenses, such as advertising costs and model home maintenance, may be significantly influenced in any given period by the number of grand openings or special promotions and the number of communities in which the Company is operating in that period.

Selling expenses were approximately $15.3 million in 2004, compared to selling expenses of approximately $14.7 million in 2003. Selling expenses as a percentage of total revenue was 9.1% for 2004 compared to 9.3% for 2003. Selling expenses for the six months ended June 30, 2005, were approximately $7.1 million, compared to selling expenses of approximately $7.2 million for the six months ended June 30, 2004. Selling expenses as a percentage of total revenue was 9.2% for the six months ended June 30, 2005, compared to 10.6% for the six months ended June 30, 2004. The decreases in selling expenses are primarily the result of higher expenses in the prior periods associated with creating a new logo for the Company and related new sales and marketing collateral. Also, revenue during the later periods

was higher than for the prior period and, accordingly, the fixed component of selling expenses was spread over a larger number. See "**Business – Marketing and Sales.**"

General and Administrative Expenses

General and administrative expenses primarily include salaries, bonuses, office and other administrative costs. General and administrative expenses were approximately $7.3 million in 2004, a decrease of approximately $.2 million from general and administrative expenses of approximately $7.5 million in 2003. General and administrative expenses as a percentage of total revenue decreased to 4.3% in 2004 from 4.8% in 2003, primarily due to higher total revenue and generally fixed administrative expenses.

General and administrative expenses were approximately $3.1 million for the six months ended June 30, 2005, a decrease of approximately $.1 million from the general and administrative expenses of approximately $3.1 million for the six months ended June 30, 2004. General and administrative expenses as a percentage of total revenue was 4.1% for the six months ended June 30, 2005 compared to 4.5% for the six months ended June 30, 2004.

Seasonality and Variability in Quarterly Results

The Company has experienced, and expects to continue to experience, seasonality in home sales in each community. Generally, in each community the receipt of sales contracts is highest during the first six (6) months of the year. Related closings for home sales in each community peak in the last six (6) months of the calendar year, as homes contracted for purchase earlier in the year are delivered. Management believes that this seasonality reflects both the tendency of buyers to shop for new homes in the spring with the goal of closing in the fall or winter, as well as the scheduling of construction to accommodate winter weather conditions.

Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges has been calculated by dividing the Company's fixed charges (interest expense, capitalized interest, amortization of debt issuance costs and the portion of rental expense which is deemed to be representative of the interest factor) into the total of net income, plus fixed charges (for purposes of adjusting net income, amortization of previously capitalized interest is used in place of interest capitalized during the period). The pro forma ratio of earnings to fixed charges is based on historical data, as adjusted to give effect to the application of the minimum and maximum net proceeds, as described in "**Use of Proceeds,**" to replace existing interest bearing debt (and the associated increase in interest costs, assuming an interest rate of 9.5% on Notes, after giving effect to capitalized interest) and the additional amortization of the associated debt issuance costs.

	Year Ended December 31		**6 Month Period Ended June 30**	
	2004	**2003**	**2005**	**2004**
Ratio of earnings to fixed charges	2.13	1.21	1.80	1.28
Pro forma ratio of earnings to fixed charges:				
Minimum	2.12	1.21	1.79	1.28
Maximum	2.10	1.21	1.77	1.27

Liquidity and Capital Resources

To fund its ongoing operations, the Company's primary sources of cash flow have been operations, bank borrowings, limited partnership syndications, the issuance of first mortgage bonds, and the issuance of subordinated notes.

The Company obtains its land acquisition and development funding on a project-by-project basis. Land acquisition and development loans are secured by the related project's real property. The annual interest rate on each of these loans ranges from the prime rate minus .25% to prime plus .50%. These loans are scheduled to mature at various times through June 30, 2008. The loan agreements contain customary representations and covenants, including loan to value limitations and limitations on the maximum principal amount that can be outstanding at any time.

The Company's current construction loans are revolving credit arrangements provided by established commercial lenders in the Indianapolis area. These loans are secured by the homes under construction. The Company draws down available funds from these credit facilities from time to time throughout the construction process, generally up to 80% of the value of the new home. The credit facilities are repaid in the normal course of business as each home closes with the amount of the repayment equal to one hundred percent (100%) of the construction loan attributable to that home. The annual interest rate on these credit facilities is the prime rate minus .25%, and these loans are scheduled to mature in November 30, 2005, and November 30, 2006. The loan agreements contain customary representations and covenants, including limitations on the maximum principal amount that can be outstanding at any time and limits on the number of speculative and model homes at any one time.

Due to it's increasing involvement with third party developers, from which the Company is obligated to purchase developed lots per community specific option agreements, the Company has entered into a facility with an established Indianapolis commercial lender to finance up to $5 million of lot inventory. As of June 30, 2005, the outstanding balance on this facility was $2.6 million.

At June 30, 2005, the Company's total third-party indebtedness amounted to approximately $55.4 million, of which $27.9 million was comprised of construction loans, $14 million was comprised of land acquisition and development loans, $9.9 million was subordinated debt, and $3.6 million was indebtedness incurred to finance the purchase of the Company's building materials warehouse facility and to maintain the inventory located at that facility. (See **"Description of Property – Facilities."**)

The Company has no planned extraordinary capital expenditures or future material funding requirements outside the normal course of business. Consistent with the historical results of the Company, current obligations will be funded through ongoing operations, including proceeds of future home closings, borrowings under its available credit facilities, and the net proceeds of the Offering. The Company believes these funding sources will provide adequate cash to satisfy the necessary capital requirements and backlog of homes to be sold for the foreseeable future.

Inflation

The Company, as well as the home-building industry in general, may be adversely affected by periods of high inflation, primarily because of higher land acquisition, land

development, construction and interest costs. In addition, higher mortgage interest rates may have an adverse impact on the affordability of permanent mortgage financing to prospective purchasers. The Company attempts to pass through to its buyers any increases in its costs through increased sales prices and, to date, inflation has not had a material adverse effect on the Company's results of operations. However, there is no assurance that inflation will not have a material adverse impact on the Company's future results of operations.

BUSINESS

The Company is a builder of single family homes in the Indianapolis, Indiana metropolitan area, which includes Marion and surrounding counties. The Company believes that it is able to deliver consistent quality at affordable prices because of its depth of management experience, vertically integrated operations and responsiveness to customer desires. The key elements of the Company's strategy are:

Customer-Driven Marketing. Management believes that the Company has been able to achieve a high level of customer satisfaction and loyalty by consistently delivering quality construction and popular designs and amenities geared to the preferences of its targeted homebuyers. The Company's current product offering provides distinct floor plans, designs, specification levels, and degrees of customization geared to specific target buyer profiles. Management continually monitors customer preferences based on market research, focus groups and reports from sales personnel, and the Company updates the home designs and features offered in response to preferences expressed by its customers. The Company trains its sales personnel to direct customers to the appropriate home collections based upon pre-qualification information obtained during the initial customer interview in the sales office.

Customization of Home Designs. The Company is prepared to customize its designs to meet the individual preferences and tastes of homebuyers. Upon request, the Company will make a variety of modifications that are important to the homebuyer. Such modifications might include changes to dimensions, floor plans, exterior and interior finish materials, fixtures and appliances. The Company is able to offer this level of customization while maintaining the efficiencies of a volume builder, which management believes provides the Company with a competitive advantage in its target market.

Integrated Operations. The Company's vertically integrated operations generate operating efficiencies and enhance profitability. For communities it develops, the Company relies on the substantial land acquisition and development experience of its management team to acquire unimproved land in Indiana locations where management perceives buyer demand. As its own general contractor, the Company selects subcontractors with which it has substantial experience and which comply with the Company's strict quality standards. Management believes that the Company's Indianapolis building materials warehouse helps it control the availability and cost of lumber and other materials. The Company trains its sales staff to communicate the distinct features of each of the Company's home collections to potential customers, and the Company's mortgage subsidiary provides added convenience and value to homebuyers by offering "one-stop" financing of home purchases.

Strict Cost Controls. The Company strictly controls the cost of developing its communities by: (i) utilizing its internal land development staff to develop a significant

percentage of its lots; (ii) pricing its homes at competitive levels in order to sell out its communities quickly; (iii) adhering to strict construction schedules; and (iv) obtaining favorable pricing on construction materials from its suppliers and labor from its subcontractors as a result of long-standing relationships and its position as a leading homebuilder in the Indianapolis area.

The Company intends to focus its future operations on: (i) continuing to open new communities in the Indianapolis area; (ii) improving operating efficiencies to reduce costs and enhance earnings; and (iii) achieving higher margins by improving marketing and advertising and increasing training of its sales consultants to sell its homes at higher relative prices. The Company is not currently considering any expansions through merger or acquisition or expansion into different marketplaces; rather, the Company intends to continue its incremental growth within its current marketplace.

Land Acquisition and Development. The Company both develops land for its own use and purchases finished lots from other developers. The Company selects land for development or lots to acquire based upon a variety of factors, including (i) demographic and marketing studies; (ii) proximity to concentrated job markets, quality school districts, retail centers and local traffic corridors; (iii) infrastructure requirements for grading, drainage, utilities, sanitary and storm sewers and streets; (iv) competition for the proposed community; (v) ability to obtain zoning, platting and other government approvals; and (vi) projected profitability of the project.

The Company seeks to minimize the risks associated with developing land by, whenever possible, controlling desirable land through the use of options and other non-recourse contractual arrangements that allow the Company to delay payment until it has received the necessary government approvals and is prepared to begin site development.

After control of a parcel of raw land has been obtained, the Company's development staff oversees the preparation of preliminary and final plans for the community, providing for infrastructure, wetland preservation, recreational facilities and open space. Once preliminary plans have been prepared, the Company must obtain numerous government approvals, licenses, permits and agreements before it can begin development and construction. For a description of the government approval and permit process, see "**Government Regulation and Environmental Matters.**"

Within each development, the Company seeks to create a sense of community through the formation of a homeowners association to oversee the management and maintenance of the community's common areas through the use of cul-de-sacs, lakes and recreation and playground areas and by developing creatively landscaped common areas. The Company also incorporates a variety of complementary front elevations and architectural designs in its communities. The Company seeks to create continuity within each community by coordinating the exterior colors and trim of neighboring homes. The homes offered in a particular community depend upon many factors including the housing alternatives generally available in the area, the needs of the target buyers in the community and the Company's cost per lot in the community.

In many communities, the Company acquires its finished lots from other independent land developers. The Company will generally enter into an agreement with the developer pursuant to which the Company agrees to purchase a specified number of lots per month or per quarter. The Company is generally required to provide an initial cash deposit or letter of credit that generally constitutes the developer's sole remedy in the event of a default by the Company.

In this way the Company is able to secure access to attractive communities without taking on all the risks of developing the communities internally.

Home Design. In most of its communities, the Company offers homebuyers a choice of homes from one or more of three distinct collections, each of which offers a variety of floor plans, exterior elevations and features targeted to a specific buyer profile.

• The Classic Collection contains nine ranch and two-story floor plans ranging from 1,436 to 3,400 square feet and is designed primarily for First Time Home Buyers.

• The Best Collection contains nine ranch and two-story floor plans ranging from 1,671 to 3,731 square feet and is designed primarily for First Time Move-up Buyers.

• The Legacy Collection contains fifteen ranch and two-story floor plans ranging from 1,846 to 3,786 square feet and is designed primarily for Second Time Move-up Buyers.

The Company is presently in the process of designing two additional collections of homes, including a Duplex Collection of low maintenance paired patio homes designed primarily for Empty Nesters and a Platinum Collection of larger more expensive homes designed primarily for affluent Second Time Move-up buyers.

The Company continuously reviews customer preferences and reports from its sales personnel to ensure that its home designs and features address the preferences of its targeted customers. The Company closely monitors the designs and features chosen by buyers of its homes as well as those offered by competitors in its markets and by homebuilders in other markets. The Company's architectural team and in-house draftsmen use this information in a continuing effort to make the Company's home designs more attractive to homebuyers.

Management believes that the Company has been able to achieve a high level of customer satisfaction and loyalty by customizing its homes to meet customer preferences. The Company emphasizes its willingness to customize in its sales efforts. The Company's architectural staff uses a computer-assisted design system to determine quickly the cost and feasibility of customization. If the customization is economically feasible and the customer is willing to pay for the additional cost, the design is customized to suit the customer's request. In this way, the Company is able to satisfy its customers while maintaining the efficiencies of a high-volume builder.

Construction. The Company acts as the general contractor for the development and construction of its communities. The Company employs full-time construction superintendents, each of whom supervises construction within two to three communities at a time, depending on the size of the communities. Each superintendent is responsible for coordinating the activities of the subcontractors, suppliers and building inspectors and for ensuring that the homes conform to the Company's quality control standards.

Subcontractors typically are retained on a community-by-community basis to complete construction at a fixed price per house plan for a term of one year. Agreements with the Company's subcontractors are generally entered into after competitive bidding on an individual basis. The Company has long-standing relationships with many of its subcontractors. The Company sometimes negotiates price and volume discounts with manufacturers and suppliers on behalf of subcontractors to take advantage of its production volume. The Company attempts to control its costs and quality of construction and minimize construction delays by buying many of its building materials on a wholesale basis through its building materials warehouse operation

and then manufacturing (rather than purchasing) roof trusses, wall panels, and door assemblies, and inventorying framing lumber, sub-flooring, interior and exterior trim, roofing and sheathing for use in its homes.

Although the Company currently purchases materials and supplies from a limited number of suppliers on a regular basis, those materials are generally available from a number of suppliers, and therefore the Company is not dependent upon a single supplier for any of its materials. Similarly, the Company is dependent upon services performed by its subcontractors, particularly its mechanical (plumbing, heating and electrical) and drywall subcontractors; however, the Company does not rely on any single subcontractor whose services, if withdrawn, could not be replaced.

The Company generally develops and builds its communities in phases in order to create efficiencies in land development and construction and improve customer satisfaction by reducing the number of vacant lots and other homes under construction in the immediate vicinity of a completed home. The Company typically completes the construction of a home within four months from commencement of construction.

Marketing and Sales. The Company places a strong emphasis on effectively marketing its homes to its target buyers. The Company's commitments to effective and innovative marketing and superior customer serve are evidenced by the Consumer Choice Award received by the Company in 2005 from Synovate, one of the world's top research firms.

The Company attracts initial interest in its communities through an advertising program using media such as newspapers, direct mail, billboards and, to a lesser extent, radio and television. The Company also has a buyer referral program in which buyers of the Company's homes receive referral fees for introducing new buyers to the Company. The Company believes that it has a reputation for developing high quality homes, which helps generate interest in its communities.

Management believes that the effective use of model homes demonstrates the advantages of the Company's home designs and features to prospective homebuyers. The Company first creates a buyer profile for each community. The Company then selects one or more model homes representative of the product line for that community and designed to appeal to the preferences of target buyers. Based on the buyer profile, the Company then completes the model home with furniture, fixtures and amenities that generally appeal to the target buyers.

In June 2005, the Company opened its new Davis Homes Design Studio in a leased retail facility comprised of over 11,000 square feet. With its new Design Studio, the Company is able to guide its customers through the selection and decision making process with experienced design consultants in an atmosphere that enables buyers to customize their new home with creativity, taste and personal style. In the Design Studio, customers can see, touch and feel large sized samples of everything from exterior materials, such as paint, siding, brick and roof shingles, to interior items, such as cabinets, countertops, carpet, tile, trim, lighting, plumbing fixtures and other special features, options and upgrades that go into a home.

Substantially all of the Company's homes are sold by full-time commissioned sales personnel who work from the on-site sales offices (open seven days a week) for each community. The Company conducts continuous training for its sales personnel so that they are prepared to direct each customer to the appropriate model home and explain the features and

benefits of each model. Company sales personnel assist prospective buyers by providing them with information on the available home type, pricing, options and upgrades, mortgage financing (including qualifying criteria), construction and warranties. The Company surveys all buyers at closing as part of its effort to continuously monitor and adapt to customer preferences. Management believes that maintaining such relations also contributes to its reputation for customer satisfaction and loyalty. Independent brokers participate in approximately 60% of the Company's home sales. The Company welcomes such independent broker participation because it believes that such participation introduces the Company to customers who might not otherwise consider purchasing a new home. The Company conducts a variety of promotions and sales incentive programs to attract independent brokers to the Company's communities, such as the payment of bonuses to brokers for repeat sales and the payment of sales commissions prior to the date of closing on the property.

The Company also offers a Guaranteed Sale Program to certain buyers having existing homes in the Indianapolis area that they need to sell before purchasing a new home from the Company. Under the Guaranteed Sale Program, the Company assists buyers in selling their existing home and, if the existing home is unsold at the time of delivery of the new home, the Company will purchase the existing home at a pre-determined price. Management believes that this program is an effective marketing tool for the Company because many prospective buyers are unable to commit to purchase a new home until they are certain that they will be able to sell their existing home. Before the Company accepts a home into the program, an independent real estate broker examines the property to assess its marketability. The Company has entered into arrangements with various real estate brokers in the Indianapolis area to market the homes that the Company has agreed to purchase under this program.

Generally, construction of a home is begun only after a sales contract has been executed and the customer has received preliminary mortgage approval. The sales contract requires a cash deposit of $500 which is refundable only if the contingencies in the sales contract (such as mortgage financing or the sale of an existing home) are not met. Once the contingencies in the sales contract are satisfied, the Company typically requires an additional, nonrefundable cash deposit (which ranges from $1,000 to $14,000, depending on the type of financing being used by the purchaser) as a condition to starting construction of the home.

Customer Relations and Quality Control. The Company recognizes that for many customers, the purchase of a home represents the single largest investment they will ever make. The Company strives to ensure the soundness of this investment through the delivery of quality homes located in attractive communities. Accordingly, through every phase of the Company's operations from the beginning of the sales process through construction, closing and post-closing service, the Company strives to educate and involve the customer in the home-building process.

Each community under development has one or two sales representatives who assist the customer from the initial interview through the closing. Initially, the sales representative helps the customer select a floor plan from the appropriate home collection that meets the customer's desires. Thereafter, the sales representative is available throughout the entire building process to answer questions and direct concerns to the appropriate persons. The Company inspects the home with the customer at least twice prior to the closing. In addition, the Company asks its customers to complete customer satisfaction surveys at the time of the closing. The Company uses the results of these surveys to monitor the preferences of its customers and modify its home designs as necessary to meet these preferences.

The Company issues a warranty with each home covering workmanship and materials and provides to the homeowner warranty insurance from Home Buyers Warranty Corporation. The warranty provides coverage for ten years for structural matters, four years for the roof of the home and two years for other specified items. The Company has been designated a "Diamond Builder" by Home Buyers Warranty Corporation. To qualify for this status, a homebuilder must have a proven track record of quality construction, customer satisfaction and proper warranty performance and an excellent reputation in the community. The Company's warranty expense represented less than 0.5% of home sales revenue in both 2003 and 2004.

Management Information Systems. The Company utilizes a computerized database management information system that was designed to meet the Company's reporting needs. The system provides management with immediate information regarding the status of preconstruction, construction and closing activities relating to the Company's model and speculative homes, as well as homes sold by the Company under contract. The system also summarizes information regarding the sales price of the home, the responsible sales representative, the mortgage lender, the mortgage amount and whether an independent broker was involved in the sale. Detailed cost accounting data are generated for each home concerning actual and budgeted costs. The system enhances the Company's ability to monitor all aspects of the contracting, preconstruction, construction and closing stages of homes in the Company's backlog.

Mortgage Origination. The Company operates a wholly owned mortgage brokerage subsidiary, Davis Financial Services, LLC, d/b/a Davis Mortgage Services, to further assist the Company's customers in securing mortgage commitments. (For additional information regarding the ownership and management of Davis Financial Services, LLC, see "**Security Ownership of Management and Certain Security Owners**.") Davis Financial Services is approved by the Federal Department of Housing and Urban Development and is qualified to process FHA, VA and conventional loans and sell the servicing rights. The Company originates and brokers residential mortgages, primarily for homes sold to the Company's customers. Davis Financial Services generates income from yield spread premiums paid by the institutions which purchase the loans. The loans are sold by Davis Financial Services without recourse, and Davis Financial Services does not warehouse, package or service the loans. The Company will not commit to make a loan without a guaranteed firm commitment in place, with a set interest rate and price from the lender who will purchase the loan. As a result, Davis Financial Services does not incur any credit risk or market risk associated with loans that it originates.

A substantial percentage of the homes sold by the Company meet the dollar limits published in FHA and VA guidelines. FHA and VA financing generally enables buyers to purchase homes with lower down payments than the down payments required by conventional mortgage lenders, allowing a buyer to borrow up to 97% of the appraised value of the home for FHA financing and up to 100% for VA financing. As of June 30, 2005, the FHA financing limit for a one unit residence was $175,750 in Marion and the contiguous counties in Indiana.

Apartment Management. The Company manages seven apartment communities that are either conventionally financed or qualify for HUD financing or federal low-income housing tax credits under Section 42 of the Internal Revenue Code. The apartment communities total 1,179 units and were all developed by the Company or a related party of the Company. The Company does not intend to manage apartment communities other than those it currently manages. The Company has no plans to develop additional apartment communities in the future. The

Company has reduced its focus on developing additional apartment communities in order to emphasize its core homebuilding business.

Competition and Market Factors. The home-building industry is highly competitive and fragmented. The Company competes for home sales with national, regional and local developers and homebuilders, individual resales of existing homes and condominiums and available rental housing. The Company also competes for the acquisition of developed and undeveloped land on which to build homes or from which to sell lots. The Company's primary competitors are Ryland Homes, Centex Homes, KB Homes, Beazer Homes, Arbor Homes and CP Morgan Homes, two of which are privately owned and four of which are publicly owned entities. Most of the Company's competitors have greater financial and other resources than the Company. The Company is one of the leading builders in the Indianapolis area, and management believes the Company competes favorably as a result of price, quality construction and features, land development expertise, knowledge of the local real estate market and governmental permitting and approval process, and a favorable reputation in the Indianapolis area. The Company regularly surveys the prices and features offered by its competitors to ensure that its prices on a per-square-foot and per-standard-feature basis are at an appropriate level. The Company believes that its prices are competitive to those offered by its primary competitors.

Government Regulation and Environmental Matters. In order to develop land in the Indianapolis area, the Company must obtain numerous government approvals, licenses, permits and agreements before it can begin development and construction. Through options and other limited recourse contractual arrangements, the Company typically controls land during the government approval process and only purchases the land after the planning and zoning process is complete. Obtaining the many necessary government approvals and permits for residential developments in the Indianapolis area is an extended process that generally takes approximately nine to twelve months and can involve a number of different governmental jurisdictions and agencies and considerable expense. The Company generally does not have any rights to develop a community until after it has received all required government approvals and permits. As with many other states throughout the country, Indiana has recently adopted legislation that allows municipalities to impose impact fees as a means of defraying the costs of providing certain governmental services and improvements to developing areas.

Additionally, the Company, through its mortgage broker subsidiary, Davis Financial Services, LLC, is subject to the rules and regulations of the federal Department of Housing and Urban Development's insured mortgage program. Davis Financial Services is also subject to the Indiana Department of Financial Institution's rules relating to mortgage brokers as it is a licensed mortgage broker. Although Davis Financial Services originates mortgage loans, neither it nor the Company is required to be licensed as a financial institution, thus neither is subject to federal or state financial services laws. In addition, another subsidiary of the Company, Davis Realty, Inc., is subject to the Indiana real estate brokerage laws. Davis Realty maintains its real estate brokers license primarily for the purpose of being able to list the Company's homes on the Indianapolis Metropolitan Board of Realtors' multiple listing service.

The Company is also subject to a variety of federal, state and local statutes, ordinances, rules and regulations concerning protection of health, worker safety and the environment. These laws may result in delays, cause the Company to incur substantial compliance costs and prohibit or severely restrict development in certain environmentally sensitive regions or areas. Prior to purchasing a parcel of land, the Company generally evaluates such land for the presence of

hazardous or toxic materials, wastes or substances. To date, the Company has not experienced any material delays as a result of these laws, and the Company's operations have not been materially affected by the presence or potential presence of such materials.

Employees. As of June 30, 2005, the Company had 226 full-time employees. None of the Company's employees are covered by collective bargaining agreements, and management believes that few of the subcontractors that the Company engages are represented by labor unions or are subject to collective bargaining arrangements. Management believes that the Company's relations with its employees and subcontractors are good.

Legal Proceedings. The Company is involved in various routine legal proceedings incidental to the conduct of its business. Management believes that none of these legal proceedings will have a material adverse impact on the financial condition or results of operations of the Company.

DESCRIPTION OF PROPERTY

Facilities. The Company currently leases approximately 23,000 square feet of office space for its headquarters in Indianapolis, Indiana, pursuant to two leases with a related party, for an aggregate annual rent of approximately $445,000. Effective January 1, 2006, pursuant to an agreement to amend and restate the current leases, the Company will have a single lease for approximately 19,000 square feet of office space for its headquarters, which will be in the same location and with the same related party. Aggregate annual rent will be approximately $417,000. See "**Security Ownership of Management and Certain Security Owners**" and "**Certain Transactions**." The amended and restated lease will expire on December 31, 2011, and the Company will hold one renewal option on the lease for an additional five years. It is the Company's policy that any transaction between the Company and an officer, director or affiliate be on terms no less favorable to the Company than could be obtained from an unaffiliated third party.

In 2005, the Company entered into a lease with an unrelated third party for its new Davis Homes Design Studio. The Design Studio is a retail facility which contains approximately 11,000 square feet and replaces a portion of the reduced space in the headquarters office.

In 2002, the Company purchased approximately 75,000 square feet of industrial warehouse space in Indianapolis that it had previously leased for its building materials inventory and roof truss, wall panel and door assembly manufacturing plant.

Management believes that these facilities are sufficient for the conduct of the Company's business for the foreseeable future.

MANAGEMENT

Executive Officers and Managers

The managing member of the Company is Davis Holding Corporation ("DHC"), an Indiana corporation wholly owned by the Davis Family. The business and affairs of the Company are ultimately directed by DHC, as managing member, pursuant to applicable state

law. The Company also has a Board of Managers consisting of Charles R. Davis, C. Richard Davis, Bradley C. Davis and Michael B. Davis. Where appropriate, the titles in the table below relate to DHC.

Name	Age	Position
Charles R. Davis	72	Chairman
C. Richard Davis	46	Executive Vice President
Bradley C. Davis	45	Executive Vice President
Michael B. Davis	42	Executive Vice President
Jerry Crone	38	Chief Financial Officer (the Company only)
Matt Surface	31	General Manager of Davis Financial Services, LLC

Charles R. Davis has been Chairman, Chief Executive-Officer and a Director of Davis Holding Corporation since its inception in 1985. Mr. Davis attended Indiana University. Mr. Davis has been involved in the residential homebuilding business in Indianapolis for over 50 years. In 1951, Mr. Davis and his father, Oris E. Davis, co-founded the O.E. Davis Lumber Company, Inc. in Indianapolis. From the early 1950's until the company's sale in 1969, O.E. Davis Lumber Company built thousands of single family homes throughout Indiana. In 1969, Charles R. Davis sold the company, but Mr. Davis remained as Group Vice President and Chief Operating Officer of the home-building division of the purchaser until 1972. In 1974, Mr. Davis formed American Housing Corporation to engage in the construction and sale of single family homes in central Indiana; in 1978, American Housing acquired the business Mr. Davis had sold in 1969. In 1984, Mr. Davis sold American Housing. For additional information regarding Mr. Davis' ownership interest in the Company and each of its affiliated entities, see "**Security Ownership of Management and Certain Security Owners**."

C. Richard Davis has been Executive Vice President and a Director of Davis Holding Corporation since 1990. Mr. Davis graduated from Indiana University in 1981 with a business degree and from the University of Michigan School of Law in 1984. From 1984 to 1990, Mr. Davis was an attorney with the law firm of Sullivan and Cromwell in New York, New York, practicing in the areas of securities regulation and real estate finance. Mr. Davis is currently admitted to practice law in the states of Indiana and New York and formerly served as Chairman of the Board of Directors of the Better Business Bureau of Central Indiana and as Board member and Past-President of the Builders Association of Greater Indianapolis. Mr. Davis also serves as Vice Chairman of the Board of Directors of the AAA Hoosier Motor Club, H.M.C. Insurance Agency and Hoosier Motor Mutual Insurance Company. For additional information regarding Mr. Davis' ownership interest in the Company and each of its affiliated entities, see "**Security Ownership of Management and Certain Security Owners**."

Bradley C. Davis has been Executive Vice President and a Director of Davis Holding Corporation since 1994. Mr. Davis graduated from Indiana University in 1982 with a business degree and from Duke University in 1984 with a Masters in Business Administration. From the Company's inception in 1985 until 1991, Mr. Davis was President of Davis Homes of Indiana. In 1991, Mr. Davis became President of Davis International, Inc., an entity owned by the Davis

Family, and moved to Warsaw, Poland to oversee a residential project in which that entity had a joint venture interest. In 1993, Mr. Davis resigned from day-to-day management of the Company to build custom homes in Indianapolis under the name Brad Davis Custom Homes, Inc. From 1984 to 1985, Mr. Davis was a municipal bond trader with Merrill Lynch Capital Markets in New York, New York and Atlanta, Georgia. For additional information regarding Mr. Davis' ownership interest in the Company and each of its affiliated entities, see "**Security Ownership of Management and Certain Security Owners.**"

Michael B. Davis has been Executive Vice President and a Director of Davis Holding Corporation since 1991. Mr. Davis graduated from Indiana University in 1984 with a bachelor's degree and from Indiana University School of Law in 1987. From 1990 to 1991, Mr. Davis was an attorney with the law firm of Johnson, Smith, Densborn, Wright & Heath in Indianapolis, Indiana, practicing in the areas of real estate finance and corporate and partnership law. From 1988 to 1990, Mr. Davis was an attorney with the law firm of Kirkland & Ellis in Chicago, Illinois, practicing in the area of real estate finance. Mr. Davis is admitted to practice law in the State of Indiana and serves on the Board of Directors of Concord Community Development Corporation, an Indianapolis based not-for-profit corporation dedicated to providing affordable housing in downtown Indianapolis. For additional information regarding Mr. Davis' ownership interest in the Company and each of its affiliated entities, see "**Security Ownership of Management and Certain Security Owners.**"

Matt Surface has been the General Manager of Davis Financial Services, LLC, a wholly-owned subsidiary of the Company, since February 2004. Prior thereto he was a loan officer for Davis Financial Services since joining the Company in 2002. Mr. Surface graduated from Indiana University with a degree in continuing studies in 1997.

Jerry Crone is the Chief Financial Officer of the Company and has served in that capacity since March, 2004, after joining the Company in 2003. Prior thereto he was with PricewaterhouseCoopers for eight years.

Charles R. Davis is the father of C. Richard Davis, Bradley C. Davis and Michael B. Davis.

Remuneration of Officers and Directors

The following table sets forth information with respect to the aggregate annual remuneration paid by the Company for services rendered during 2004 to the three most highly compensated executive officers of the Company. The Company is not a party to an employment agreement with any of the executive officers of the Company.

Summary Compensation Table

Name of Individual and Principal Capacities in Which Served	Year	Annual Remuneration
C. Richard Davis, Executive Vice President	2004	$210,000
Bradley C. Davis Executive Vice President	2004	$210,000
Michael B. Davis, Executive Vice President	2004	$210,000

Security Ownership of Management and Certain Securityholders

As a limited liability company, the Company is owned by its members. The following table sets forth the members of the Company and their respective ownership interests:

Title of Class	Name and Address of Owner	Percent of Class
Membership Interests	Davis Holding Corporation 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	1%
	Davis Investments, L.P. 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	99%

The ownership of Davis Holding Corporation, which is also the managing member of the Company, is set forth in the following table:

Title of Class	Name and Address of Owner	Number of Shares	Percent of Class
Common Stock	Charles R. Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	100	25%
	C. Richard Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	100	25%

Bradley C. Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	100	25%
Michael B. Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	100	25%

Davis Investments, L.P. is a limited partnership which is beneficially owned as follows:

Title of Class	Name and Address of Owner	Percent of Class
General Partnership Interest	Davis Holding Corporation 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	1%
Limited Partnership Interest	C. Richard Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	32.9%
	Bradley C. Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	32.9%
	Michael B. Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	32.9%
	Charles R. Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	.30%

There are no outstanding options, warrants or rights to purchase membership interests in the Company. Additionally, the Company has not authorized any non-voting membership interests.

The Company has the following wholly-owned subsidiaries: Davis Financial Services, LLC, Home Guaranty Company, LLC, Centennial Management, LLC, Davis Land Development, LLC, Davis Wholesale, LLC, First Fidelity & Guaranty Co., Inc., and Davis Realty, Inc.

The Davis Family (see "**Glossary of Terms**") is also the beneficial owner of several related entities created for purposes of owning and managing specific apartment communities, which entities are affiliated with the Company, but are not consolidated with the Company for financial reporting or other purposes. The following table sets forth the names and owners of

each of these entities, including the percentage of each entity beneficially held by the Davis Family:

Name/Owners	General Partnership Interest	Limited Partnership Interest	Total Interest Beneficially Held by the Davis Family
Autumn Chase Apartments, L.P.			100%
Autumn Chase, Inc. [1]	1%		
Charles R. Davis		10%	
Davis Homes, LLC		1%	
Davis Family Properties, LLC[1]		88%	
Hanna Village Apartments, L.P.			1.9%
Davis Homes, LLC	1.9%		
outside investors		98.1%	
Fort Harrison Housing, L.P.			100%
Fort Harrison Housing, Inc.[1]	1%		
Charles R. Davis		10%	
Davis Homes, LLC		1%	
Davis Family Properties, LLC[1]		88%	
Cedar Ridge Associates, L.P.			1.9%
Cedar Ridge Associates, LLC[2]	1.9%		
outside investors		98.1%	
Creekside Square Apartments, L.P.			1%
Davis Homes, LLC	1%		
outside investor		99%	
Crooked Creek Associates, L.P.			48.3%
Crooked Creek Associates, LLC[3]	2%		
Charles R. Davis		37.6%	
C. Richard Davis		2.9%	
Bradley C. Davis		2.9%	
Michael B. Davis		2.9%	
outside investors		51.7%	
Creekside Square Apartments II, L.P.			100%
Creekside Square Apartments II, LLC[4]	99%		
Davis Homes, LLC		1%	

[1] Autumn Chase, Inc., Davis Family Properties, LLC, and Fort Harrison Housing, Inc., are each owned by C. Richard Davis, Bradley C. Davis and Michael B. Davis, who each have a 33.3% interest in each entity.
[2] Cedar Ridge Associates, LLC, is owned by Charles R. Davis (99.01%), C. Richard Davis (.33%), Bradley C. Davis (.33%) and Michael B. Davis (.33%).
[3] Crooked Creek Associates, LLC, is owned by Charles R. Davis (99.01%), C. Richard Davis (.33%), Bradley C. Davis (.33%) and Michael B. Davis (.33%).
[4] Creekside Square Apartments II, LLC, is owned by Charles R. Davis (1%), C. Richard Davis (33%), Bradley C. Davis (33%) and Michael B. Davis (33%).

Finally, the Davis Family is the beneficial owner of a limited partnership which is the owner of an office building located at 3755 East 82nd Street in Indianapolis from which the Company leases office space. The following table sets forth the names and owners of this limited partnership, including the percentage of the limited partnership beneficially held by the Davis Family:

Name/Owners	General Partnership Interest	Limited Partnership Interest	Total Interest Beneficially Held by the Davis Family
White River Associates, L.P.			100%
White River Associates, Inc.*	1%		
C. Richard Davis		33%	
Bradley C. Davis		33%	
Michael B. Davis		33%	

*White River Associates, Inc. is a corporation owned solely by Charles R. Davis.

CERTAIN TRANSACTIONS

Operating Advances

As of June 30, 2005, certain of the Company's limited partnerships owe the Company operating advances. These advances totaled, in the aggregate, $1.9 million, of which $1.8 million is owed by Fort Harrison Housing, L.P. (For additional information regarding the ownership and management of each limited partnership, see "**Security Ownership of Management and Certain Security Owners**.") These operating advances, which are non-interest bearing, result from the Company's payment of certain construction or operating expenses for the apartment projects and are to be repaid from the operating cash flows of the respective limited partnerships.

Management Fees

The Company received fees of approximately $387,000 and $362,000 in 2004 and 2003, respectively ($198,000 for the six months ended June 30, 2005), in connection with the management of apartment communities owned by the Company's affiliated limited partnerships.

Affiliated Investments

As of June 30, 2005, the Company reported an aggregate of $311,000 in investments in certain affiliated entities. These amounts are reported in the Company's consolidated financial statements as prepaid expenses and other assets.

Office Lease

The Company leases office space from White River Associates, L.P. in an office building located at 3755 East 82nd Street in Indianapolis. C. Richard Davis, Michael B. Davis and Bradley C. Davis are the limited partners of White River Associates, L.P. and collectively hold 99% limited partnership interests in three equal shares. The general partner, with a 1% partnership interest, is White River Associates, Inc., a corporation wholly owned by Charles R. Davis. (For additional information regarding the ownership and management of White River Associates, L.P. and White River Associates, Inc., see "**Security Ownership of Management and Certain Security Owners.**") The Company currently leases approximately 23,000 square feet of office space for its headquarters in Indianapolis, Indiana, pursuant to two leases with a related party, for an aggregate annual rent of approximately $445,000. Effective January 1, 2006, pursuant to an agreement to amend and restate the current leases, the Company will have a single lease for approximately 19,000 square feet of office space for its headquarters, which will be in the same location and with the same related party. Aggregate annual rent will be approximately $417,000. The amended and restated lease will expire on December 31, 2011, and the Company will hold one renewal option on the lease for an additional five years. The Company currently occupies approximately 44% of the rentable space of the office building, but that will be reduced to approximately 37% under the amended and restated lease. The rent paid by the Company for this space is comparable, on a per-square-foot basis, to the rent paid by the other tenants of the office building.

Distributions

In 2004, the Company made distributions to the Davis Family of approximately $3.7 million in the aggregate. During the six months ended June 30, 2005, the Company made distributions to the Davis Family of approximately $1.8 million in the aggregate. These distributions included amounts representing prior earnings of the Company and amounts provided by the Company to the Davis Family so that they could make estimated federal and state tax payments on the income earned by the Company in 2003 and 2004 that is taxed on their individual tax returns.

Affiliate Transactions

It has been the Company's policy that any transaction between the Company and an officer, director or affiliate, including any future loans between the Company and an officer, director or affiliate, be on terms no less favorable to the Company than could be obtained from an unaffiliated third party. Additionally, since March 14, 1995, transactions with affiliates of the Company have been subject to the approval of a majority of the managers.

DESCRIPTION OF THE SUBORDINATED NOTES

The Notes will be issued under an indenture (the "Indenture") dated __________, 2005, between the Company and Mainsource Bank, as Trustee, a copy of which is filed as an exhibit to the Offering Statement of which this Offering Circular is a part. The Indenture will not be qualified under the Trust Indenture Act under claim of exemption for issuances of $10,000,000 or less. The Trustee will also act as Paying Agent with respect to the Notes. The following statements are brief summaries of certain provisions of the Indenture and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular provisions or defined terms of the Indenture are referred to in this Offering Circular, it is intended that such provisions or defined terms be incorporated herein by reference.

General

The Notes will be issued in an aggregate principal amount limited to $5,000,000 with an interest rate of 9.5% and a maturity date of ____________, 2015.

The Notes will bear interest from the date of issuance payable semi-annually in arrears on January 1 and July 1 of each year, commencing January 1, 2006 (for the period from the date of issuance through December 31, 2005) to the holders of record on the day preceding the interest payment date. (Sections 2.01, 2.02 and 4.01) The Notes are not convertible into membership interests or other securities of the Company.

Principal (and premium, if any) and interest will be payable at the office or agency maintained by the Company for such purpose in Greenwood, Indiana, provided that payment of interest may be made at the option of the Company by check mailed to the address of the person entitled thereto as it appears in the register maintained by the Trustee. (Sections 2.03, 2.12 and 4.01)

The Notes will be issued only in registered form in denominations of $1,000, subject to a minimum initial purchase of $5,000, and any integral multiple thereof. (Section 2.02). At any time after the execution and delivery of the Indenture and upon the request of the Company, the Trustee shall authenticate and deliver Notes executed by the Company as provided in the Indenture. No Note shall be valid or obligatory for any purpose unless so authenticated. (Section 2.02). The Company may charge a reasonable fee for registering transfers of the Notes and the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 2.06)

Subordination of the Notes

The Notes represent unsecured general obligations of the Company. The Notes are subordinated in right of payment to all Senior Indebtedness of the Company, whether outstanding as of the date of this Offering or thereafter incurred. Senior Indebtedness is defined generally in the Indenture to include indebtedness created, incurred, assumed or guaranteed by the Company for money borrowed other than (i) the Notes, (ii) indebtedness of the Company to any of its Insiders, as defined in the Indenture, (iii) indebtedness of the Company to any of its subsidiaries (or from one subsidiary to another), (iv) $5 million of subordinated notes issued in 2001 with maturities of June 30, 2006 and 2008, (v) $5 million of subordinated notes issued in 2003 with maturity of April 15, 2011, or (vi) indebtedness or amounts owed for goods, materials

or services purchased in the ordinary course of business. There is no limit on the amount of Senior Indebtedness the Company may incur or have outstanding at any given time. (Article 6)

Redemption at the Company's Option

The Notes will not be redeemable prior to July 1, 2006. Thereafter, the Notes will be redeemable at the Company's option as a whole or from time to time in part on not less than 60 nor more than 90 days' notice by mail at 100% of the principal amount plus accrued interest to the date fixed for redemption (Section 3.01).

No Sinking Fund

No principal payments will be due with respect to the Notes prior to their maturity. The Indenture does not require, and the Company does not plan to, make any payments to a sinking fund for either principal or interest other than the Debt Service Reserve Fund described below.

Redemption at Death

Upon the death of a noteholder, Notes owned by the deceased noteholder may be tendered to the Company for redemption within sixty (60) days after the date of death. Notes tendered for redemption under this provision will be redeemed at par plus accrued interest, provided the Company shall not be obligated to redeem more than $100,000 in Notes under this provision in any twelve-month period. The Company shall have sixty (60) days to redeem the Notes. (Section 3.02)

Debt Service Reserve Fund

The Company will establish the Reserve Fund under the Indenture with cash equal to six (6) months interest on the Notes. The Reserve Fund shall be used to pay principal and interest on the Notes in the event other monies provided by the Company for such purpose are insufficient. The Reserve Fund shall be maintained by the Trustee as a separate and distinct trust fund to be held, managed, invested, disbursed and administered as provided in the Indenture. The Trustee shall keep and maintain adequate records pertaining to the Reserve Fund, and all disbursements therefrom. If the amount in the Reserve Fund is at any time less than six (6) months interest on the Notes, the Company is required to deposit sufficient monies with the Trustee to bring the balance equal to six (6) months interest within ninety (90) days. (Section 4.02)

Upon deposit with the Trustee of monies sufficient to pay all principal of, premium, if any, and interest on all Notes then outstanding, and upon satisfaction of all claims against the Company under the Indenture, or upon making of adequate provisions for the payment of such amounts as permitted by the Indenture, all monies remaining in the Reserve Fund, except monies necessary to pay principal of, premium, if any, and interest on the outstanding Notes, shall be remitted to the Company. (Section 4.02)

Certain Covenants

Maintenance of Total Members' Equity. If the total members' equity ("Equity") of the Company is less than $3,500,000 for two (2) consecutive quarters, the Indenture provides for the engagement of a consultant or financial advisor to assist in increasing Equity. If, after the consultant's engagement, the Equity then remains at less than $3,500,000 for four (4) additional consecutive quarters, the Indenture requires the Company to offer to repurchase ten percent

(10%) of the aggregate principal amount of the Notes then outstanding per fiscal quarter until such time as the Equity is equal to or greater than $3,500,000.

Offers to repurchase will be at 100% of principal plus interest accrued and unpaid to the repurchase date. The Notes to be repurchased will be selected by lot and will be repurchased on the last day of each fiscal quarter the Company is required to redeem such Notes. (Section 3.03)

Restricted Payments. The Indenture provides that the Company may not make any distribution or payment on its membership interests or to its members, as members (other than distributions to members to the extent necessary to pay the members' respective income tax liabilities associated with the Company and distributions payable in additional membership interests), or purchase, redeem or otherwise acquire or retire for value any membership interests of the Company (collectively, "Restricted Payments") if, at the time of such Restricted Payment, or after giving effect thereto, (i) a Default or an Event of Default under the Indenture shall have occurred and be continuing; (ii) the Equity of the Company is or will be, as a result of such Restricted Payment, less than $3,500,000 or (iii) the aggregate amount expended for such Restricted Payments (the amount expended for such purposes, if other than in cash, to be determined by a resolution of the Board of Managers of the Company set forth in an Officers' Certificate delivered to the Trustee) subsequent to December 31, 2004 shall exceed the sum of (A) 25% of the aggregate Consolidated Net Income (or, in case such aggregate Consolidated Net Income shall be a deficit, minus 100% of such deficit) accrued on a cumulative basis subsequent to December 31, 2004, provided, however, that if Total Member's Equity shall exceed $10,000,000 as of the end of any fiscal quarter, the percentage of Consolidated Net Income earned and used in the calculation after such date shall be 50%, (B) the aggregate net proceeds, including the fair market value of property other than cash (such fair market value to be evidenced by a resolution of the Board of Managers of the Company set forth in an Officers' Certificate delivered to the Trustee), received by the Company from the issue or sale after December 31, 2004 of membership interests of the Company, including membership interests of the Company issued upon the conversion of indebtedness of the Company, other than membership interests that are redeemable at the option of the holder or are mandatorily redeemable and (C) $1,000,000; provided, however, that the foregoing shall not prevent the retirement of any membership interests of the Company by exchange for, or out of proceeds of the substantially concurrent sale of, other membership interests (other than membership interests that are redeemable at the option of the holder or are mandatorily redeemable), and neither such retirement nor the proceeds of any such sale or exchange shall be included in any computation made under clause (iii) above. (Section 4.07)

Offer to Purchase on Change of Control. Upon the occurrence of a Change of Control (as defined in the Indenture), the Company must make an offer to repurchase all of the then outstanding Notes in multiples of $1,000 within thirty (30) days of the Change of Control. This offer shall be mailed by the Trustee not less than thirty (30) days nor more than forty-five (45) days before the Redemption Date to the holders of the Notes. The offer shall remain open from the time of mailing until five (5) days before the Redemption Date. (Section 3.04)

Annual Reports. The Company must file with the Trustee and the Underwriter internal audited financial statements no later than 120 days from the end of its fiscal year. Holders of the Notes may receive copies of such financial statements upon written request by such Holders to the Underwriter. (Section 4.03)

Payment of Taxes and Other Claims. The Company must pay or discharge, before the same shall become delinquent, (1) all taxes, assessments and governmental charges levied or imposed upon it or upon its income, profits or property, and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon its property, unless the same is being contested in good faith by appropriate proceedings. (Section 4.05)

Maintenance of Properties. The Company must cause all of its properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order and must cause to be made all necessary repairs, renewals, replacements and improvements thereof, as in the judgment of the Company may be necessary to carry on its business. However, the Company is not prevented from discontinuing the maintenance and operation of its properties if the discontinuance is, in the judgment of the Company, desirable in the conduct of its business and not disadvantageous in any material respect to the holders of the Notes. (Section 4.06)

Transactions with Affiliates. Neither the Company nor any Subsidiary may enter into a transaction, loan, advance, capital contribution or transfer with any Affiliate of the Company unless such transaction is reasonably determined in good faith by the Board of Managers to be fair and reasonable to the Company or such Subsidiary and not materially adverse to the interests of a Holder (as defined in the Indenture). (Section 4.10)

Transfer of Material Assets. Neither the Company nor any Subsidiary may sell or otherwise dispose of any material portion of its property or assets outside the ordinary course of business unless such transaction is reasonably determined in good faith by the Board of Managers to be fair and reasonable to the Company or such Subsidiary (including interest in its Subsidiaries). (Section 4.11)

Restrictions on Merger or Sale. The Indenture provides that the Company may not merge into or consolidate with another entity or transfer substantially all of its assets to another entity unless (i) the surviving company is a U.S. entity, (ii) the surviving company is bound by all the terms of the Indenture, (iii) no default (as defined below) or Event of Default would exist as a result of the transaction, and (iv) the consolidated net worth of the surviving entity is at least equal to the consolidated net worth of the Company immediately prior to such transaction. (Section 5.01)

Events of Default

Events of default are defined in the Indenture as being: (a) default in payment of any interest installment due on the Notes and not cured within ten (10) days; (b) default in payment of principal, or premium, if any; (c) default in performance of any other covenant in the Indenture that continues for thirty (30) days after notice to the Company by the Trustee or to the Company and the Trustee by the holders of 25% in principal amount of the outstanding Notes; (d) certain events of bankruptcy, insolvency and reorganization of the Company; (e) a default under any bond, note or other evidence of indebtedness (other than nonrecourse indebtedness) for borrowed money in excess of $25,000; and (f) a judgment in excess of $25,000 (or judgments aggregating $250,000 or more) is entered against the Company and such judgment is not satisfied or appealed (and execution stayed) within sixty (60) days. (Section 7.01)

The Indenture provides that, if an Event of Default shall have happened and be continuing, either the Trustee or the holders of 25% in principal amount of the Notes then outstanding may declare the principal of all the Notes to be due and payable immediately. Upon

certain conditions, such declaration may be annulled and past defaults (except, unless theretofore cured, a default in the payment of principal or premium, if any, or interest on the Notes) may be waived by the holders of a majority in principal amount of the Notes then outstanding. (Sections 7.02 and 7.04)

The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the Note holders before proceeding to exercise any right or power under the Indenture at the request of the Note holders. (Section 8.06). The Indenture also provides that the holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, provided that the Trustee may decline to act if such direction is contrary to law or if the Trustee determines in good faith that proceeding in the manner directed would be illegal or would involve it in personal liability or would be unjustly prejudicial to the holders of the Notes not consenting. (Section 7.05)

The Indenture provides that no Note holder may institute any action against the Company under the Indenture (except actions for payment of overdue principal, interest or any premium) unless such Note holder previously shall have given to the Trustee written notice of default and continuance thereof, and unless the holders of at least 25% in principal amount of Notes then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received directions inconsistent with such written request by the holders of not less than 50% in aggregate principal amount of the Notes then outstanding. (Section 7.06)

The Indenture requires the Company to file annually with the Trustee a certificate either stating the absence of any default or specifying any default that may exist, and deliver to the Trustee within ten (10) days of the occurrence thereof, notice of any default described in clause (c) of the events of Default above. (Section 4.03). The Indenture provides that the Trustee shall, within sixty (60) days after the occurrence of a default, give to the holders of the Notes notices of all uncured defaults known to it; provided that, except in the case of a default in the payment of principal or premium, if any, or interest on any of the Notes, the Trustee shall be protected in withholding such notice if the Trustee in good faith determines that withholding such notice is in the interest of the holders of the Notes. The term "Default" for the purpose of this provision shall mean the happening of any Events of Default specified above excluding any grace periods. (Section 8.05)

Modification of the Indenture

The Indenture contains provisions permitting the Company and the Trustee with the consent of the holders of 66 2/3% in principal amount of the outstanding Notes, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the Note holders, except that, without the consent of the holders of all outstanding Notes, no such supplemental indenture may (i) extend the stated maturity of any Note, or reduce the rate or extend the time of payment of interest thereon or reduce the principal amount thereof or premium thereon, or the amount payable thereon in the event of acceleration or the amount thereof payable in bankruptcy, or (ii) reduce

the aforesaid percentage of Notes, the holders of which are required to consent to any such supplemental indenture. (Section 10.02)

Satisfaction and Discharge of Indenture

The Company may terminate its obligations, with certain exceptions, under the Indenture: (i) if all Notes previously authenticated and delivered (other than destroyed, lost or stolen Notes which have been replaced or paid) have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it under the Indenture; or (ii) if the Notes not already delivered to the Trustee for cancellation have matured or will mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving notice of redemption and the Company irrevocably deposits in trust with the Trustee money or United States government obligations sufficient to pay principal of and interest on the Notes to maturity or redemption, as the case may be, and to pay all sums payable to the Trustee under the Indenture. (Section 9.01)

Defeasance

If the Company shall deposit with the Trustee, in trust, at or before maturity, money or United States government obligations in such amounts and maturing at such times that the proceeds of such obligations to be received upon the respective maturities and interest payment dates will be sufficient, in the opinion of the Trustee, to pay the principal of and interest to maturity, or to the redemption date, as the case may be, with respect to the outstanding Notes to be paid or redeemed, as such principal and interest become due (provided that, if the Notes are to be redeemed prior to the maturity thereof, notice of such redemption shall have been given as provided in the Indenture or provisions satisfactory to the Trustee shall have been made for the giving of such notice), then all liability of the Company under the Indenture and in respect of the Notes (other than certain specified provisions such as those relating to transfers and exchanges, registrars and paying agents and payment of the Trustee's fees and expenses) shall cease to be of further effect, and the holders thereof shall thereafter be entitled to payment out of the money or securities deposited with the Trustee as aforesaid, unless the Company's obligations are revived and reinstated because the Trustee is unable to apply such trust fund by reason of any legal proceeding, order or judgment. (Sections 9.01, 9.02, and 9.04)

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Notes is the Trustee.

PLAN OF DISTRIBUTION

Indiana Securities, LLC, 1705 North Meridian Street, Indianapolis, Indiana 46202 (the "Underwriter"), has agreed, subject to the terms and conditions of the Placement Agent Agreement (a copy of which is filed as an exhibit to the Offering Statement of which this Offering Circular is a part), to place the Notes for the Company on a best efforts, minimum-maximum basis. The Underwriter has the right, pursuant to the Placement Agent Agreement, to establish co-agency relationships with other underwriters or dealers for purposes of obtaining subscriptions for the Notes and may allow a commission equal to up to 5.0% of the aggregate principal amount of the Notes sold by such co-agents. No underwriter intends to sell Notes to any discretionary accounts.

Proceeds from this offering will be deposited by noon of the next business day after receipt in an escrow account established with Mainsource Bank, for the benefit of the subscribers. If the minimum number of Notes (at least $2,650,000 in Notes) has not been sold on or before the Termination Date, subscribers will promptly receive a refund of their subscription. In addition, subscribers will receive a pro rata share of any interest earned on the escrow account less a pro rata share of the fees and expenses of the escrow agent (such fees and expenses may only be deducted from interest). The escrow agent may invest the proceeds received by it in short term United States Government obligations or short-term certificates of deposit issued by any bank, including the escrow agent if competitive. The Company has agreed to hold the escrow agent harmless from any and all liability regarding the administration of the escrow account and, if the interest earned thereon is insufficient, to pay the fees and expenses of the escrow agent.

If subscriptions for the minimum of $2,650,000 of Notes are received and accepted by the Termination Date, the Offering may be continued until all of the Notes are sold or the Company decides to terminate the Offering. The Company will accept the tender of a maximum of $1,500,000 of its currently outstanding subordinated notes which mature on June 30, 2006, as consideration for purchase of the Notes. The Company will pay the Underwriter a commission equal to 5.5% of the aggregate principal amount of the Notes sold, plus a structuring fee earned at the rate of $20,000 per $1,000,000 of Notes sold. The Company has also agreed to reimburse the Underwriter for certain accountable out-of-pocket expenses incurred by the Underwriter in connection with this offering in an amount not to exceed $49,000.

The offer and sale of the Notes are being registered in Indiana and certain other states. Only residents of states in which the Notes have been registered will be permitted to purchase the Notes. Purchases of Notes by persons affiliated with the Company will not be counted for purposes of determining whether the minimum contingency has been met. Further, any purchases by affiliated persons must be made for investment purposes only, and not with the view toward the redistribution of the Notes. Purchases of Notes by tender of the Company subordinated notes maturing on June 30, 2006, will be counted for purposes of determining whether the minimum contingency has been met.

The Placement Agent Agreement provides for reciprocal indemnification and contribution between the Company and the Underwriter and their respective controlling persons against certain liabilities in connection with the Offering Statement of which the Offering Circular is a part, including liabilities under the Securities Act of 1933 (the "Act"), as amended.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than payment by the Company of expenses incurred or paid by a director, officer or controlling person of the issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Notes, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of

appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The issuance of the Notes is subject to certain conditions, including the conditions that no stop order suspending the qualification of this Offering Statement is in effect, no proceedings for such purpose are pending before or threatened by the Securities and Exchange Commission, that there has been no material adverse change in the condition of the Company from that set forth in the Offering Statement and that subscriptions for the minimum number of Notes have been received by the Termination Date.

VALIDITY OF THE NOTES

The validity of the Notes being offered hereby is being passed upon for the Company by C. Richard Davis of Indianapolis, Indiana, and for the Underwriter by Bose McKinney & Evans LLP, Indianapolis, Indiana. C. Richard Davis is a Director and Executive Vice President of Davis Holding Corporation, the managing member of the Company and is also a limited partner (with a 32.9% interest) of Davis Investments, L.P., which owns 99% of the Company. Bose McKinney & Evans LLP also generally provides legal services to Mainsource Bank which will serve as both Trustee and Escrow Agent.

INDEPENDENT ACCOUNTANTS

The consolidated financial statements of the Company as of December 31, 2004, and 2003 and for each of the two years in the period ended December 31, 2004, included in this Offering Circular, were audited by Katz, Sapper & Miller, LLP, an independent accounting firm and were prepared in accordance with generally accepted accounting principles (GAAP) in the United States. The unaudited internal financial statements as of and for the six month periods ended June 30, 2005 and 2004, included in this Offering Circular, were prepared by the Company in accordance with GAAP in the United States.

ADDITIONAL INFORMATION

The Company has filed with the Securities and Exchange Commission an Offering Statement under Regulation A of the 1933 Securities Act, with respect to securities offered hereby. This Offering Circular does not contain all of the information set forth in the Offering Statement and the exhibits thereto. For further information with respect to the Company and the securities offered hereby, reference is hereby made to the Offering Statement and the exhibits filed therewith, which may be obtained from the principal office of the Commission in Washington, D.C., upon payment of the fees prescribed by the Commission.

The Offering Statement may be inspected without charge at the Commission's principal office at 100 F Street, NE, Washington, D.C. 20549.

GLOSSARY OF TERMS

"Affiliate" means a person who, directly or indirectly, controls, is controlled by, or is under common control with the person specified herein.

"Cash Flow" means the Company's earnings that are derived from its normal operations, exclusive of extraordinary and nonrecurring items, less interest and dividends, plus certain noncash charges against earnings such as depreciation, depletion and amortization, determined according to generally accepted accounting principles.

"Control" means the power to direct or influence the direction of the management or policies of a person, directly or indirectly, through the ownership of voting securities, by contract or otherwise.

"Davis Family" collectively means Charles R. Davis, C. Richard Davis, Bradley C. Davis and Michael B. Davis.

"Empty Nester" means a person whose children are no longer living in the home.

"Equity Securities" means membership interests or similar securities and convertible securities, warrants, options or rights that may be converted into, or exercised to purchase, membership interests or similar securities.

"First Time Home Buyer" means a person who has not previously owned a home.

"First and Second Time Move-up Buyer" means a person who has previously owned a home (or more than one home) who is seeking a new, more expensive and generally larger home.

"Person" means an individual, corporation, limited liability company, partnership, association, joint-stock company, trust, unincorporated organization, government or political subdivision of government, or any other legal entity.

No dealer, salesman, or any other person has been authorized to give any information or to make any representation not contained in this Offering Circular in connection with the offer made by this Offering Circular; and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any underwriter. This Offering Circular does not constitute an offer of any securities, other than those to which it relates, or an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction where such an offer would be unlawful. Neither delivery of this Offering Circular nor any sale made hereunder shall under any circumstances create an implication that information contained herein is correct as of any time subsequent to the date hereof.

DAVIS HOMES, LLC

CONSOLIDATED FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2004 and 2003

and

INTERNALLY PREPARED
UNAUDITED FINANCIAL STATEMENTS

June 30, 2005 and 2004

DAVIS HOMES, LLC

INDEX TO FINANCIAL STATEMENTS

December 31, 2004 and 2003	Page
Independent Auditors' Report	F-3
Consolidated Balance Sheets	F-4
Consolidated Statements of Income	F-5
Consolidated Statements of Changes in Members' Equity	F-6
Consolidated Statements of Cash Flows	F-7
Notes to Consolidated Financial Statements	F-8 to 15
June 30, 2005 and 2004 (Unaudited)	
Consolidated Balance Sheets	F-16
Consolidated Statements of Income	F-17

KATZ, SAPPER & MILLER

Katz, Sapper & Miller, LLP
Certified Public Accountants

800 East 96th Street
Suite 500
Indianapolis, IN 46240

Tel 317.580.2000
Fax 317.580.2117

Independent Auditors' Report

To the Members of
Davis Homes, LLC

We have audited the accompanying consolidated balance sheets of Davis Homes, LLC as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in members' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Davis Homes, LLC at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Katz, Sapper & Miller, LLP

Indianapolis, Indiana
March 5, 2005

www.ksmcpa.com

DAVIS HOMES, LLC

CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003
(Dollars in Thousands)

ASSETS

	2004	2003
Cash	$ 694	$ 91
Restricted cash	1,010	1,183
Homes, land and construction in progress	62,810	60,723
Building materials inventory	977	874
Deposits on land and lots	2,944	3,104
Investments in and amounts due from related parties	2,409	3,167
Prepaid expenses and other assets	3,030	4,287
Property, plant and equipment, net	3,441	3,925
Total Assets	$ 77,315	$ 77,354

LIABILITIES AND MEMBERS' EQUITY

	2004	2003
Accounts payable	$ 9,429	$ 5,817
Accrued expenses and other liabilities	3,927	4,475
Customer deposits	1,024	1,128
Notes payable and other obligations	48,911	52,234
Total Liabilities	63,291	63,654
Members' Equity:		
Paid-in capital	5,469	5,469
Undistributed earnings	8,555	8,276
Accumulated other comprehensive income (loss)		(45)
Total Members' Equity	14,024	13,700
Total Liabilities and Members' Equity	$ 77,315	$ 77,354

See accompanying notes.

DAVIS HOMES, LLC

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2004 and 2003
(Dollars in Thousands)

	2004	%	2003	%
Home sales	$ 168,523	100.0	$ 157,748	100.0
Cost of sales	141,142	83.8	132,552	84.0
Gross Profit from Home Sales	27,381	16.2	25,196	16.0
Other operating revenue, net	122	0.1	819	0.5
Financial services operating revenue	1,652	1.0	1,979	1.3
Total Other Operating Revenue	1,774	1.1	2,798	1.8
Gross Profit	29,155	17.3	27,994	17.7
Operating expenses				
Homebuilding				
Selling	15,328	9.1	14,687	9.4
General and administrative	7,258	4.3	7,501	4.8
	22,586	13.4	22,188	14.1
Financial services	1,541	0.9	1,664	1.1
Total Operating Expenses	24,127	14.3	23,852	15.1
Income from Operations	5,028	3.0	4,142	2.6
Interest expense	1,065	0.6	938	0.6
Net income	$ 3,963	2.4	$ 3,204	2.0

See accompanying notes.

DAVIS HOMES, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY
Years Ended December 31, 2004 and 2003
(Dollars in Thousands)

	Paid-in Capital	Undistributed Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE AT DECEMBER 31, 2002	$ 5,469	$ 7,491	$ (464)	$ 12,496
Net income		3,204		3,204
Other comprehensive income:				
Gain on cash flow hedges			419	419
Total Comprehensive Income				3,623
Distributions		(2,419)		(2,419)
BALANCE AT DECEMBER 31, 2003	5,469	8,276	(45)	13,700
Net income		3,963		3,963
Other comprehensive income:				
Gain on cash flow hedges			45	45
Total Comprehensive Income				4,008
Distributions		(3,684)		(3,684)
BALANCE AT DECEMBER 31, 2004	$ 5,469	$ 8,555	$ -	$ 14,024

See accompanying notes.

DAVIS HOMES, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004 and 2003
(Dollars in Thousands)

	2004	2003
OPERATING ACTIVITIES		
Net income	$ 3,963	$ 3,204
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	910	1,199
Loss from sale of property, plant and equipment	557	56
Change in certain assets and liabilities:		
Home, land and construction in progress	(2,087)	7,508
Building materials inventory	(103)	252
Deposits on land and lots	160	(3)
Investments in and amounts due from related parties	(350)	(943)
Prepaid expenses and other assets	1,097	826
Accounts payable	3,612	(3,029)
Accrued expenses and other liabilities	(503)	(404)
Customer deposits	(104)	(138)
Net Cash Provided By Operating Activities	7,152	8,528
INVESTING ACTIVITIES		
Decrease in restricted cash	173	2
Acquisition of property, plant and equipment	(886)	(913)
Proceeds from the sale of property, plant and equipment	63	
Net Cash (Used) in Investing Activities	(650)	(911)
FINANCING ACTIVITIES		
Proceeds from construction and development borrowings	146,594	124,358
Repayment of construction and development borrowings	(149,839)	(129,842)
Repayment on mortgage note payable	(78)	(72)
Distributions to members	(2,576)	(2,054)
Net Cash (Used) by Financing Activities	(5,899)	(7,610)
NET INCREASE IN CASH	603	7
CASH		
Beginning of Year	91	84
End of Year	$ 694	$ 91
NONCASH INVESTMENT AND FINANCING ACTIVITY		
Noncash investing and financing activities:		
Distributions of amounts due from related party to members	$ 1,108	$ 365

See accompanying notes.

DAVIS HOMES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Davis Homes, LLC is principally engaged in the construction of single-family homes for entry-level and first and second time move-up buyers in the Indianapolis metropolitan area and the development of land for residential home sites. In addition, Davis Homes, LLC provides apartment management, construction management and development services to other entities.

Davis Financial Services, LLC is an Indiana limited liability company which is primarily involved in the origination and brokerage of residential mortgages on homes sold by Davis Homes, LLC.

Principles of Consolidation: Davis Homes, LLC consolidates entities in which it has a significant ownership interest and management control is exercised by Davis Homes, LLC over the operations of those entities. Accordingly, the consolidated financial statements include the accounts of Davis Homes, LLC and its subsidiary operating companies (the "Company"), including Davis Financial Services, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition: Home sales are recognized at closing, when title passes to the buyer. The Company's homes are generally offered for sale in advance of their construction. The Company's homes are generally sold pursuant to standard purchase agreements entered into prior to commencement of construction. The Company's standard form purchase agreement for homes requires the customer to make an earnest money deposit prior to commencement of construction. This deposit may range from a nominal amount for an FHA or VA financed purchase to 2% to 3% of the purchase price for a buyer using conventional financing.

Other operating revenue primarily includes: (i) fees received for the performance of accounting and property management services for apartment complexes partially owned by a related party or for which the Company is the general partner (eight in 2004 and 2003); and (ii) loan origination fees and discount points charged to homebuyers of non-company-built homes by the mortgage brokerage subsidiary of the Company.

Amortization: Debt issuance and deferred financing costs included in prepaid expenses and other assets are amortized on a straight-line basis over the term of the loan agreement.

Homes, Land and Construction in Progress and Cost of Sales: Homes, land and construction in progress are carried at cost, which is less than net realizable value, and includes land, land development, direct and other construction costs, capitalized interest and real estate taxes.

At the time of residential home closings, cost of sales is charged with the actual construction costs incurred and an estimate of unbilled costs at the time of closing plus an allocation of land and land development, capitalized interest, real estate taxes and capitalizable common costs, based on the relative sales value method of accounting. Changes in the estimates of total costs to be incurred on land development projects, including changes in assumptions with respect to interest rates, will impact the cost of sales allocated to future lot sales. Significant increases in these estimated costs or interest rates will increase cost of sales and decrease gross margin in the event the Company is unable to pass these increases through to the buyer. The Company provides a warranty of workmanship and materials with each of its homes. Accordingly, a warranty reserve, based on the Company's historical experience, is established as home sales are closed. This reserve is reduced by the cost of subsequent work performed.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Interest Capitalization: Interest is capitalized to qualifying real estate inventories as incurred, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 34, *Capitalization of Interest Cost*, and charged to cost of sales as revenue from home sales is recognized.

Building Materials Inventory is stated at the lower of cost or market. Cost is determined under the weighted average cost method.

Property, Plant and Equipment are carried at cost less accumulated depreciation, and are principally depreciated using accelerated methods over the estimated useful lives of the assets. Significant additions and improvements are capitalized, while expenditures for maintenance and repairs are charged to operations as incurred. The cost and accumulated depreciation of property sold or retired are removed from the respective accounts and the resultant gains or losses, if any, are included in current operations.

Long-lived Assets, including the Company's property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to future net undiscounted cash flows expected to be generated by the related asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair market value of the assets. To date, no adjustments to the carrying amount of long-lived assets have been required.

Derivative Instrument and Hedging Activities: The Company has entered into two derivative transactions principally to protect against the risk of interest rate movements, which expired in February, 2004 and October, 2003, respectively. The Company does not engage in speculative derivative transactions for trading purposes. Derivative financial instruments involve, to a varying degree, elements of market risk not recognized in the consolidated financial statements. Market risk related to derivative transactions entered into to protect against changes in interest rates is mitigated by the Company's use of (pay-fixed rates, receive variable rate) derivative instruments.

Derivative financial instruments also involve a level of credit risk. Such risk is primarily related to the possibility of nonperformance by the counterparties involved in the derivative transactions. The Company mitigates the risk of such nonperformance through its selection criteria for counterparties. The Company uses reputable financial institutions with high credit ratings as counterparties.

The Company had one interest rate swap agreement, with a notional amount of $5 million that expired on February 9, 2004. Under terms of the agreement, the Company paid 8.41%, and received a variable rate. The Company also had an interest rate swap agreement with a notional amount of $5 million which expired on October 31, 2003. Under terms of the agreement, the Company paid 9.67%, and received a variable rate.

When the Company enters into a derivative contract, it designates the derivative as a hedge of the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a "cash flow" hedge). Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income or loss.

The Company documents the relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific assets and liabilities on the balance sheet. The Company also assesses (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, the Company discontinues hedge accounting prospectively.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in the statement of income currently.

Advertising costs are generally expensed as incurred and totaled $1,703,000 in 2004 and $1,559,000 in 2003.

Use of Estimates: The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Variable Interest Entities: In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46R, *Consolidation of Variable Interest Entities* ("FIN 46R"), effective for non-public companies no later than fiscal years beginning after December 15, 2004. Under FIN 46R, a variable interest entity (VIE) is one in which the total equity at risk is not sufficient to finance the entity's activities without additional support, or the equity investors do not have the obligation to absorb the expected losses of the entity. FIN 46R requires the primary beneficiary of the VIE to consolidate the VIE's assets, liabilities, and results of operations for financial reporting purposes.

The Company has evaluated its interests in other entities and management has determined that the Company does not interact with a variable interest entity in which the Company would be considered the primary beneficiary. As a result, FIN 46R will not have a material impact on the Company's consolidated financial statements.

Reclassifications: Certain items in the 2003 consolidated financial statements have been reclassified to conform to the presentation in the 2004 consolidated financial statements.

NOTE 2 - CASH

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. At December 31, 2004 and 2003, restricted cash includes escrow deposits of $110,000 and $283,000, respectively, $525,000, that is restricted pursuant to a subordinated note trustee agreement, and $375,000 that is restricted pursuant to a compensating balance arrangement with a lender.

NOTE 3 – ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Effective January 1, 2002, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. Accordingly, the Company recognizes all derivative financial instruments in the consolidated financial statements at fair value. Changes in the fair value of the instruments are either recognized periodically in earnings or in members' equity as a component of other comprehensive income depending on whether the instruments qualify for hedge accounting. Changes in fair values of instruments not qualifying for hedge accounting are reported in the statement of income. Prior to 2002, unrealized gains or losses on derivative instruments used for hedging losses on derivative instruments were generally not required to be reported in the consolidated financial statements.

For 2004 and 2003, gains of approximately $45,000 and $419,000, respectively, on cash flow hedges were charged to other comprehensive income. At December 31, 2004 and 2003, the Company's accumulated other comprehensive loss on interest rate swaps was $0 and $45,000, respectively. For 2004 and 2003, the Company recognized interest recoveries of $13,000, for the total ineffective portion of the interest rate swaps.

NOTE 4 - HOMES, LAND AND CONSTRUCTION IN PROGRESS

Homes, land and construction in progress are summarized as follows at December 31, 2004 and 2003 (in thousands):

	2004	2003
Developed land and homes under construction	$34,424	$33,140
Spec homes available for sale	11,379	9,945
Model homes	7,409	5,732
Land currently in development	6,958	7,159
Undeveloped land	2,640	4,747
	$62,810	$60,723

Capitalized interest included in real estate inventories at December 31, 2004 and 2003 aggregated approximately $2.1 million and $1.9 million, respectively.

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at historical cost and are summarized as follows at December 31, 2004 and 2003 (in thousands):

	2004	2003
Building and leasehold improvements	$ 2,599	$ 2,536
Equipment and furniture	2,023	1,919
Model home furniture	1,478	3,171
Vehicle	155	148
Construction in progress	198	
	6,453	7,774
Less: Accumulated depreciation	(3,012)	(3,849)
Total Property, Plant and Equipment	$ 3,441	$ 3,925

Depreciation expense for 2004 and 2003 aggregated $750,000 and $1,058,000, respectively.

NOTE 6 – INTANGIBLE ASSETS

At December 31, 2004 and 2003, intangible assets consisted of the following (in thousands):

	2004		2003	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Debt issuance costs	$ 947	$406	$ 947	$252
Deferred financing costs	76	11	76	5
	$1,023	$417	$1,023	$257

The estimated amortization expense for each of the next five years is as follows: $160,283 in 2005, $142,299 in 2006, $62,690 in 2007 through 2009.

NOTE 7 – NOTES PAYABLE AND OTHER OBLIGATIONS

Notes payable and other obligations are summarized as follows at December 31, 2004 and 2003 (in thousands):

	2004	2003
Real estate and construction loans from banks	$35,274	$38,520
Subordinated notes	9,975	9,975
Building materials loan	2,000	2,000
Building mortgage	1,662	1,739
	$48,911	$52,234

Real estate and construction loans consist of land, land development and construction loans from financial institutions. The loans bear interest at annual rates ranging from prime minus .25% to prime plus .50%, which was 5.25% and 4.00% at December 31, 2004 and 2003, respectively, and are normally repaid through application of agreed upon amounts from the proceeds of home closings. The loan agreements include customary representations and covenants, including completion guarantees on land development projects. Outstanding indebtedness under these facilities is secured by liens on the Company's real estate inventories. The home construction loan agreements with these financial institutions allow the Company to borrow up to $70 million to finance the construction of homes. Under these agreements, $23.8 million was borrowed at an average rate of 5.00% at December 31, 2004.

On September 11, 2001, the Company offered for sale $5,000,000 of subordinated notes (the "2001 Notes") via an offering filed on Form 1-A with the Securities and Exchange Commission. On September 27, 2001, October 26, 2001 and November 14, 2001, the Company closed on the sale of approximately $3.9 million, $700,000 and $400,000, respectively, of the 2001 Notes, and received proceeds of approximately $3.6 million, $600,000 and $370,000, respectively. The 2001 Notes bear interest at a weighted average rate of 10.75% and are subordinated to the Company's third-party debt. The 2001 Notes mature on June 30, 2006 and 2008 in equal installments of $2.5 million. The fair market value of the 2001 Notes, estimated using rates currently available to the Company for debt with similar terms and maturities, is not significantly different from book value at December 31, 2004 and 2003.

On March 12, 2003, the Company offered for sale $5,000,000 of subordinated notes (the "2003 Notes") via an offering filed on Form 1-A with the Securities and Exchange Commission. On May 1, 2003 and June 30, 2003, the Company closed on the sale of approximately $2,878,000, and $2,122,000, respectively. The 2003 Notes bear interest at a weighted average rate of 10.00% and are subordinated to the Company's third-party debt. The 2003 Notes mature on April 15, 2011.

NOTE 7 – NOTES PAYABLE AND OTHER OBLIGATIONS (CONTINUED)

The building materials loan is secured by a lien on the Company's building materials inventory and bears interest at prime. Other indebtedness consists of various borrowings and other obligations.

In May 2002, the Company entered into a mortgage note of $1,845,000 on the building used in its wall panel and roof truss assembly operation. The mortgage note requires monthly payments of $17,000, including interest computed at 7.49% through June 2017, at which time all outstanding principal and interest are due. The note is secured by the related real estate.

Additionally, one of the beneficial owners of the Company has personally guaranteed loans of the Company aggregating $4.0 million and $6.4 million at December 31, 2004 and 2003, respectively.

At December 31, 2004, the future minimum aggregate principal maturities for the above obligations were as follows (in thousands):

Year Ending December 31	Principal
2005	$23,245
2006	13,655
2007	1,886
2008	2,867
2009	413

During 2004 and 2003, the Company paid $3.0 million and $4.2 million, respectively, for interest, including amounts capitalized of $3.3 million in each year.

NOTE 8 - INCOME TAXES

Davis Homes, LLC, a limited liability company, is generally not responsible for income taxes, as its members are taxed for their respective shares of the Company's taxable income at their individual income tax rates. Historically, the Company has made distributions to the members to enable them to pay the taxes on this income.

NOTE 9 - RELATED PARTY TRANSACTIONS

Investments in and amounts due from related parties as shown on the consolidated balance sheets represents investments in entities affiliated with the beneficial owners of the Company and amounts due from the beneficial owners of the Company or entities affiliated with these owners and is summarized as follows at December 31, 2004 and 2003 (in thousands):

	2004	2003
Advances	$1,818	$2,418
Management fee receivable	280	438
Investments in related parties	311	311
	$2,409	$3,167

Included in prepaid expenses and other assets are investments in affiliates of $183,000 at December 31, 2004 and 2003.

NOTE 9 - RELATED PARTY TRANSACTIONS (CONTINUED)

On January 1, 2003, the Company renewed an operating lease agreement with a limited partnership, in which each of the beneficial owners of the Company has an ownership interest to lease office space for a term of five years with two options to renew for five additional years. Lease payments were $450,000 and $445,000 in 2004 and 2003, respectively.

Other operating revenue includes approximately $387,000 and $362,000 in 2004 and 2003, respectively, for fees received in connection with managing the operations of eight apartment complexes, for which the Company or one of the beneficial owners of the Company serves as the general partner. The beneficial owners of the Company have aggregate ownership interests ranging from 1% to 100% in the limited partnerships.

Davis Investments, L.P., the majority owner of the Company, has a redemption obligation to a partner. As of December 31, 2004 future principal obligations to the partner total $1.6 million, which are paid through distributions from the Company.

The Company declared distributions of $3,684,000 and $2,419,000 during 2004 and 2003, respectively.

NOTE 10 - EMPLOYEE BENEFIT PLAN

The Company has a retirement savings and profit-sharing plan for its employees which allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. Employee contributions are matched by the Company at the rate of 50 cents per dollar up to 5% of total compensation. In addition, the Company may contribute a discretionary amount out of current or accumulated net income. Employees vest immediately in their contributions and vest in the Company contributions over a service period of five years. The Company's expenses for the Plan were $161,000 and $152,000 in 2004 and 2003, respectively.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

The Company leases its office space (from a related party) and certain equipment (from unrelated third parties) under noncancellable operating leases that expire at various dates through 2007. Rent expense under such leases aggregated $771,000 and $732,000 for 2004 and 2003, respectively.

Minimum annual rental commitments under noncancellable operating leases are as follows (in thousands):

Year Ending December 31	Rental Payments
2005	$ 737
2006	645
2007	590
2008	69
2009	57
Thereafter	63
	$2,161

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company has entered into several agreements with various independent developers whereby it must purchase 991 residential building lots in various subdivisions. The lots range in price from $25,000 to $50,600. Together, the agreements required advance deposits of $2,102,100 and letters of credit totaling $150,000.

The deposits will be returned upon purchase of the last lots or credited against the price of the lots, depending on the terms of agreement. All of the agreements have been entered into without recourse to the Company. The agreements include certain restrictions, the most significant of which requires the Company to purchase a minimum number of lots each calendar month or quarter.

At December 31, 2004, the Company was required to make purchases as follows:

Year Ending December 31	Number of Lots
2005	410
2006	288
2007	165
2008	113
2009	15

In the normal course of business and pursuant to certain loan agreements and arrangements with certain municipalities, the Company guarantees completion of subdivision development work.

During 2000, the Company executed a sale-leaseback transaction for 37 model homes with a financial institution in accordance with a master sale and rental agreement. Total sales proceeds were approximately $5.7 million with a related model homes cost of approximately $4.8 million. In connection with the sale, the Company has a note receivable from the financial institution of approximately $600,000 payable upon completion of the lease term for each home, generally ranging from 12 months to 36 months. The note bears interest at LIBOR plus 4.5%. The cash proceeds upon closing were used to pay down Company debt.

For 2004 and 2003, the Company recognized approximately $78,000 and $169,000, respectively, of income relating to the sale-leaseback transaction. The remaining gain on sale is deferred and is being amortized to income based on the remaining lease term of the model homes. The Company generally expects to lease the model homes for periods ranging from 12 to 36 months depending on completion of the respective development. The total annual lease commitment under terms of the master sale and rental agreement as of December 31, 2004 is approximately $17,000.

The Company is involved in various routine legal proceedings incidental to the conduct of its business. Management believes that none of these legal proceedings will have a material adverse impact on the financial condition, results of operations or cash flows of the Company.

DAVIS HOMES, LLC

CONSOLIDATED BALANCE SHEETS
JUNE 30, 2005 and 2004
(Dollars in Thousands)

ASSETS

	2005	2004
Cash	244	630
Restricted cash	1,026	1,386
Homes, land and construction in progress	64,219	63,350
Building materials inventory	1,498	1,041
Deposits on land and lots	2,757	2,903
Investments in and amounts due from related parties	2,570	3,566
Prepaid expenses and other assets	2,902	5,350
Property, plant and equipment, net	4,319	3,889
Total Assets	79,535	82,115

LIABILITIES AND MEMBERS' EQUITY

	2005	2004
Accounts payable	7,375	7,905
Accrued expenses and other liabilities	3,452	5,003
Customer deposits	1,050	1,361
Notes payable and other obligations	55,449	55,083
Total Liabilities	67,326	69,352
Members' Equity:		
Paid-in capital	5,469	5,469
Undistributed earnings	6,740	7,280
Accumulated other comprehensive income (loss)	-	14
Total Members' Equity	12,209	12,763
Total Liabilities and Members' Equity	79,535	82,115

Unaudited Statements

DAVIS HOMES, LLC

CONSOLIDATED STATEMENTS OF INCOME
Six-month period ended June 30, 2005 and 2004
(Dollars in Thousands)

	June 30, 2005	%	June 30, 2004	%
Home Sales	76,731	100.0%	68,225	100.0%
Cost of Sales	66,192	86.3%	57,478	84.3%
Gross Profit from Home Sales	10,539	13.7%	10,747	15.7%
Other operating revenue, net	619	0.8%	755	1.1%
Financial services operating revenue	1,035	1.4%	825	1.2%
Total Other Operating Revenue	1,654	2.2%	1,580	2.3%
Gross Profit	12,193	15.9%	12,327	18.0%
Operating expenses:				
Homebuilding				
Selling	7,092	9.2%	7,244	10.6%
G&A	3,140	4.1%	3,055	4.5%
Financial Services	769	1.0%	785	1.1%
Total Operating Expenses	11,001	14.3%	11,084	16.2%
Income from Operations	1,192	1.6%	1,243	1.8%
Interest expense	1,177	1.5%	735	1.1%
Net (Income)/Loss	15	0.0%	508	0.7%

Unaudited Statements

Exhibit Index

Exhibit No.	Document
1.1	Form of Placement Agent Agreement
2.1	Articles of Organization of Davis Homes, LLC
2.2	Operating Agreement of Davis Homes, LLC
2.3	Articles of Incorporation of Davis Holding Corporation
2.4	By-Laws of Davis Holding Corporation
2.5	Shareholder Agreement of Davis Holding Corporation
2.6	Articles of Organization of Davis Financial Services, LLC
2.7	Operating Agreement of Davis Financial Services, LLC
3.1	Form of Subordinated Note
4.1	Form of Indenture of Trust
6.01	Amended and Restated Revolver Loan Agreement with Home Guaranty Company, LLC and First Indiana Bank, N.A., dated November 30, 2004
6.02	Amended and Restated Loan Agreement with Fifth Third Bank, dated December 15, 2004
6.03	Credit Agreement with The Huntington National Bank, dated April 1, 2001, as amended and restated
6.04	Loan Agreement with Salin Bank and Trust Company dated February 19, 2002, as amended
6.05	Loan Agreement with Salin Bank and Trust Company dated June 15, 2004, as amended
6.06	Revolving Note and Credit Agreement with Union Planters Bank, N.A., dated August 9, 2001, as amended
6.07	Crooked Creek Associates Management Agreement
6.08	Cedar Ridge Associates, L.P. Management Agreement
6.09	Creekside Square Apartments, L.P. Management Agreement
6.10	Creekside Square Apartments II, L.P. Management Agreement
6.11	Hanna Village Apartments, L.P. Management Agreement
6.12	Harrison Park Apartments Management Agreement
6.13	Autumn Chase Apartments Management Agreement
6.14	White River Associates, L.P. Lease Agreements
6.15	Agreement to Amend and Restate Lease Agreement with White River Associates, L.P.
6.16	Lease with Meridian North Investments, L.P., dated September 16, 2004
9.1	Form of Escrow Agreement
10.1	Consent of Katz, Sapper & Miller, LLP
10.2	Consent of C. Richard Davis, Esq (Contained in 11.1)

10.3	Consent and Certification of Indiana Securities, LLC
11.1	Opinion of C. Richard Davis, Esq
15.1	List of Subsidiaries and Affiliates

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, who is an officer of the managing member of the Company, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on the 29th day of August, 2005.

DAVIS HOMES, LLC
By: Davis Holding Corporation, its
managing member

By: ______________________
C. Richard Davis, Executive Vice President of Davis Holding Corporation

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title (Capacity)	Date
Charles R. Davis	Chief Executive Officer of the Company and Chairman of Davis Holding Corporation (Chief Executive Officer)	August 29, 2005
C. Richard Davis	Executive Vice President and Director of Davis Holding Corporation	August 29, 2005
Bradley C. Davis	Director of Davis Holding Corporation	August 29, 2005
Michael B. Davis	Director of Davis Holding Corporation	August 29, 2005
Jerry Crone	Vice President and Chief Financial Officer of Davis Holding Corporation	August 29, 2005

24-10122

SECURITIES AND EXCHANGE COMMISSION

Washington, DC

SEC MAIL PROCESSING
RECEIVED
SEP 01 2005
WASH, D.C. 209
SECTION

EXHIBITS

To

Form 1-A

OFFERING STATEMENT

Under

THE SECURITIES ACT OF 1933

DAVIS HOMES, LLC

VOLUME II

Exhibit 6.03

Credit Agreement with The Huntington National Bank,
dated April 1, 2001, as amended and restated

~~SECOND~~ THIRD AMENDED AND RESTATED CREDIT AGREEMENT

THIS ~~SECOND~~ THIRD AMENDED AND RESTATED CREDIT AGREEMENT, made and entered into effective as of the _____, day of December, 2004, ~~5th day of July, 2002,~~ by and between DAVIS HOMES, LLC, an Indiana limited liability company having its principal office at 3755 East 82nd Street, Indianapolis, Indiana 46240, and THE HUNTINGTON NATIONAL BANK, a national banking association having its principal banking office at Capital Center, 201 North Illinois Street, Suite 1800, Indianapolis, Indiana 46204.

WITNESSES THAT:

WHEREAS, Lender has extended to Borrower a revolving line of credit in the principal amount of Fifteen Million and no/100 Dollars ($15,000,000.00), pursuant to a certain Second Amended and Restated Credit Agreement dated effective July 5, 2002, executed by and between Borrower and Lender, as amended (hereinafter referred to as the "Second Restated Loan Agreement"), which Second Restated Loan Agreement amended and restated in its entirety a certain First Amended and Restated Credit Agreement dated effective November 12, 2001, executed by and between Borrower and Lender (hereinafter referred to as the "First Restated Loan Agreement"), which First Restated Loan Agreement amended and restated in its entirety a certain Credit Agreement dated effective April 11, 2001, executed by and between Borrower and Lender (hereinafter referred to as the "Original Loan Agreement") (the Second Restated Loan Agreement, the First Restated Loan Agreement and the Original Loan Agreement are hereinafter referred to collectively as the "Prior Loan Agreements"); ~~Lender has extended to Borrower a revolving line of credit in the principal amount of Ten Million and no/100 Dollars ($10,000,000.00), pursuant to a certain First Amended and Restated Credit Agreement dated effective November 12, 2001, executed by and between Borrower and Lender, which amended and restated in its entirety a certain Credit Agreement dated effective April 11, 2001, and which has been amended by a certain Amendment and Confirmation of Loan Documents dated effective as of May ___, 2002 (hereinafter referred to collectively as the "Prior Loan Agreement");~~

WHEREAS, Davis Holding Corporation, an Indiana corporation, and Davis Investment, L.P., an Indiana limited partnership (hereinafter referred to individually as a "Guarantor" and collectively as "Guarantors") each executed in favor of Lender a separate first replacement continuing guaranty dated July 5, 2002 ~~November 12, 2001~~;

WHEREAS, the line of credit extended pursuant to the ~~Prior Loan Agreement~~Second Restated Loan Agreement matured on November 15, 2004 ~~July 5, 2002~~; and

WHEREAS, Borrower has requested that Lender amend, modify and renew the revolving line of credit, ~~increase the revolving line of credit to Fifteen Million and no/100 Dollars ($15,000,000.00) and extend the maturity thereof to July 15, 2003,~~ and Lender is willing to increase and extend such line of credit, subject to, inter alia, the terms and conditions contained herein and the condition that Guarantors each execute a replacement continuing guaranty guaranteeing the payment when due of the principal of and interest on all present and future indebtedness and obligations of Borrower to Lender ~~in accordance with the Guaranties, as hereinafter defined~~:

NOW, THEREFORE, in consideration of the premises and the agreements and undertakings set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, Borrower and Lender agree that this Agreement shall amend, modify, restate and replace in its entirety the Second Restated Loan Agreement and further agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

All accounting calculations and reports shall be prepared and all accounting terms shall be defined in accordance with generally accepted accounting principles for financial accounting purposes unless otherwise hereinafter specified. The following terms shall have the meaning indicated when capitalized and used herein:

"Affiliate" means any Person who, directly or indirectly, is in control of, is controlled by, or is under common control with, Borrower. For purposes of this definition, a Person shall be deemed to be "controlled by" Borrower if Borrower or a director, officer, shareholder or employee of Borrower or the spouse, child, nominee or agent thereof possesses, directly or indirectly, power to (i) vote 10% or more of the securities having ordinary voting power for the election of directors of such Person or (ii) direct or cause the direction of the management and policies of such Person, whether by contract or otherwise, and the legal representative, successor or assign of any such Person.

"Agreement" means this ~~Second~~ Third Amended and Restated Credit Agreement as from time to time amended or modified.

"Bank Debt" means the total amount of all indebtedness and obligations of Borrower to any financial institution (including without limitation, any subordinated debt) whether primary, secondary, direct, contingent, fixed or payable, heretofore, now and/or from time to time hereafter owing, due or payable, however evidenced, created, incurred, acquired or owing and however arising, whether under written or oral agreement, operation of law, or otherwise.

"Borrower" means DAVIS HOMES, LLC, an Indiana limited liability company.

"Borrowing Availability Amount" means the sum of (a) the aggregate Eligible Borrowing Base for Contract Homes, plus (b) the lesser of (i) the aggregate Eligible Borrowing Base for Speculative Homes or (ii) Three Million Seven Hundred Fifty Thousand and no/100 Dollars ($3,750,000.00), plus (c) the lesser of (i) seventy-five percent (75%) of the aggregate purchase price paid by Borrower for Unimproved Lots or (ii) One Million Five Hundred Thousand and no/100 Dollars ($1,500,000.00).

"Borrowing Base Report" means a completed certificate in such form as Lender may require detailing such information as Lender may require regarding the current Borrowing Availability Amount.

"Collateral" means all of the real, personal and intangible property from time to time mortgaged, granted and assigned to Lender pursuant to Article IV of this Agreement.

"Contract Home" and "Contract Homes" means individually and collectively a residential home under construction, and accompanying platted lot, owned by Borrower which is under contract to be sold to an independent third party upon the completion of construction and on which Borrower has granted to Lender a Mortgage to secure the Line of Credit.

"Current Ratio" means the ratio of (a) current assets of Borrower, as determined by generally accepted accounting principles for financial accounting purposes, to (b) current liabilities of Borrower, as determined by generally accepted accounting principles for financial accounting purposes, all as determined by Lender in its sole reasonable discretion. Lender's determination of Current Ratio shall be based upon the financial statements for Borrower provided to Lender pursuant to Section 8.1 of this Agreement.

~~"Debt Service" means, for a specified period, the amount of all interest due and payable by Borrower on the Line of Credit Note, plus all principal scheduled to be amortized during the specified period and interest and all other amounts due and payable by Borrower under all other indebtedness of Borrower which is not subordinated in payment to the Line of Credit under terms and conditions acceptable to Lender.~~

~~"Debt Service Coverage Ratio" means, for a specified period, the ratio of (a) net income (excluding extraordinary income), as determined by generally accepted accounting principles for financial accounting purposes, plus interest and depreciation and amortization expense minus discretionary distributions made to members other than for member tax liability for income attributable to Borrower to (b) Debt Service, all as determined by Lender in its sole reasonable discretion. Lender's determination of Debt Service Coverage Ratio shall be based upon the financial statements for Borrower provided to Lender pursuant to Section 8.1 of this Agreement.~~

"Default" means an event or condition which with the giving of notice or lapse of time or both would become an Event of Default.

"Eligible Borrowing Base" for Contract Homes and for Speculative Homes means the aggregate amount of advancements Borrower shall be entitled to at any point in time under the Line of Credit which are attributable to Contract Homes or Speculative Homes, as applicable, as determined under Section 3.3 of this Agreement.

"Event of Default" means the occurrence of any event or condition under Section 9.1 and the failure to eliminate such event or condition within any time provided therefor.

"Finished Product Ratio" means as of any point in time a percentage, the numerator of which shall be (a) the sum of the fair market value of all (i) completed Speculative Homes owned by Borrower and (ii) all other completed homes held by Borrower for sale, and the denominator of which shall be (b) the sum of the fair market value of (i) completed Speculative Homes owned by Borrower, (ii) all other completed homes held by Borrower for sale, (iii) all Unimproved Lots owned by Borrower, (iv) the total aggregate cost incurred to date for all Speculative Homes under construction which are not yet completed, and (v) the total aggregate cost incurred to date for all Contract Homes whether completed or under construction, all as determined by Lender in its sole reasonable discretion. Lender's determination of Finished Product Ratio shall be tested quarterly based upon the Borrowing Base Reports provided to Lender.

"Guarantor" and "Guarantors" means individually and collectively Davis Holding Corporation, an Indiana corporation, and Davis Investments, L.P., an Indiana limited partnership.

"Guaranty" and "Guaranties" means individually and collectively that certain Second Replacement Continuing Guaranty executed simultaneously herewith by each Guarantor in connection with this Agreement, as such guaranties may be modified or amended from time to time and/or any guaranty or guaranties which replace or restate such continuing guaranty or guaranties.

"Hazardous Materials" shall mean asbestos, ureaformaldehyde foamed in place insulation, polychlorinated biphenyls, and all other materials and substances that may be considered hazardous or toxic (including but not limited to those materials termed hazardous wastes, hazardous materials, toxic substances or hazardous substances as defined in the Solid Waste Disposal Act of 1985, in the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, 42 U.S.C. Sec. 9601 et seq. or in any similar federal, state or local law and/or in the regulations adopted in publications promulgated pursuant to such laws, or as such laws or regulations may be further amended, modified or supplemented).

"Indebtedness" means all obligations and liabilities of Borrower to pay money to any Person (including without limitation all debts, claims and indebtedness) whether primary, secondary, direct, contingent, fixed or payable, heretofore, now and/or from time to time hereafter owing, due or payable, however evidenced, created, incurred, acquired or owing and however arising, whether under written or oral agreement, operation of law, or otherwise. Indebtedness includes, without limiting the generality of the foregoing: (a) obligations or liabilities of any Person that are secured by any lien, claim, encumbrance, or security interest upon property owned by Borrower even though Borrower has not assumed or become liable for the payment therefore; and (b) obligations or liabilities created or arising under any lease of real or personal property, or conditional sale or other title retention agreement with respect to property used and/or acquired by Borrower, even though the rights and remedies of the lessor, seller and/or lender thereunder are limited to repossession of such property.

"Lender" means THE HUNTINGTON NATIONAL BANK or its successors and assigns.

"Line of Credit" means the advance or advances to be made from time to time by Lender to Borrower pursuant to the terms of Article II of this Agreement.

"Line of Credit Note" means that certain ~~First~~ Second Replacement Promissory Note of Borrower dated of even date herewith executed by Borrower and payable to the order of Lender in the principal amount of Fifteen Million and no/100 Dollars ($15,000,000.00) as such promissory note may be modified or amended from time to time and/or any promissory note which is a direct or remote renewal, extension, restatement or replacement of such promissory note.

"Mortgage" and "Mortgages" means individually and collectively a first real estate mortgage in such form as Lender may require, to be executed and delivered by Borrower to Lender to encumber a Contract Home, a Speculative Home or an Unimproved Lot to secure the Line of Credit, as from time to time amended, modified, replaced or restated. Mortgages shall

include, without limitation, any and all existing Mortgages executed by Borrower in favor of Lender pursuant to any of the Prior Loan Agreements.

"Net Earnings" means revenues generated from operations (excluding extraordinary income) minus operating expenses, depreciation, amortization, and state and federal income taxes.

"Net Worth" means the sum of (i) member's equity and (ii) retained earnings. Members' equity shall include debt which is subordinated in payment to the Line of Credit under terms and conditions acceptable to Lender and such subordinated debt shall not be deemed to be Indebtedness for purposes of calculating Net Worth. Net Worth shall not include funds advanced by Borrower to any Affiliate outside the normal course of Borrower's business.

"Person" means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, corporation, institution, entity, party or government (whether national, federal, state, county, city, municipal or otherwise, including without limitation, any instrumentality, division, agency, body or department thereof).

"Prime Rate" means the fluctuating rate of interest designated by Lender from time to time as its "Prime Rate" of interest, such interest rate to change as and when the Prime Rate changes.

"Rate Management Transaction" means any transaction (including any agreement with respect thereto) now existing or hereafter entered into between Borrower and Lender, or any of Lender's subsidiaries or affiliates or their successors, which is an interest rate protection agreement, foreign currency exchange agreement, commodity price protection agreement, or other interest or currency exchange rate or commodity price hedging arrangement, including without limitation (i) any rate swap, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, forward transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar hedging arrangement or transaction (including any option with respect to any of these transactions) or any combination thereof, whether linked to one or more interest rates, foreign currencies, commodity prices, equity prices or other financial measures and (ii) any transaction which is governed or evidenced by an ISDA Master Agreement and any related schedule, confirmation or document confirming or evidencing the transaction or trade details

"Speculative Home" and "Speculative Homes" means individually and collectively a residential home built or under construction, and accompanying platted lot, owned by Borrower which is to be used as a model home for sales purposes or is for sale but is not currently under contract to be sold to an independent third party and on which Borrower has granted to Lender a Mortgage to secure the Line of Credit.

"Tangible Net Worth" means the Net Worth minus the value of all intangible assets as determined by generally accepted accounting principles for financial accounting purposes.

"Ultimate Borrowing Availability Amount" means, from time to time, the sum of the (a) the aggregate Ultimate Borrowing Base for Contract Homes, plus (b) the aggregate Ultimate Borrowing Base for Speculative Homes, plus (c) seventy-five percent (75%) of the aggregate purchase price of Unimproved Lots.

"Ultimate Borrowing Base for a Contract Home" means eighty percent (80%) of the contracted sales price of a Contract Home.

"Ultimate Borrowing Base for a Speculative Home" means seventy-five percent (75%) of the appraised market value of a Speculative Home as determine under Section 3.2 of this Agreement.

"Unimproved Lot" and "Unimproved Lots" means individually and collectively an unimproved platted residential lot owned by Borrower which is for sale or upon which Borrower intends to construct a home at some point in the future but upon which Borrower has not yet commenced construction of a home and on which Borrower has granted to Lender a Mortgage to secure the Line of Credit.

The Line of Credit Note and the Mortgages and the terms and conditions thereof are hereby incorporated by reference and made a part of this Agreement.

ARTICLE II

LINE OF CREDIT

Section 2.1 Line of Credit. Lender shall, subject to the terms and conditions of this Agreement, establish the revolving Line of Credit in the maximum principal amount of Fifteen Million and no/100 Dollars ($15,000,000.00) to be used by Borrower to finance Borrower's inventory of Unimproved Lots and to finance the construction of the Contract Homes and the Speculative Homes. The Line of Credit shall be advanced as provided in Article III of this Agreement, shall have a maturity date as specified in the Line of Credit Note, shall bear interest and shall be evidenced by and payable as specified in the Line of Credit Note.

Section 2.2 Interest Rates. The Line of Credit shall bear interest at a rate per annum that is equal to one quarter of one percent (.25%) below the rate from time to time announced by Lender as its Prime Rate with changes in the interest rate to take effect on the same day as each change in such Prime Rate takes effect. Interest on the Line of Credit shall be calculated on the basis of 360 days years applied to the actual number of days elapsed.

Section 2.3 Required Payment Terms. The unpaid principal balance of the Line of Credit shall be repaid from time to time so that the unpaid balance thereof never exceeds the Borrowing Availability Amount.

Section 2.4 Prepayment. The Line of Credit may be prepaid at any time without premium or penalty and Borrower shall have the right to have any prepayments of the Line of Credit readvanced pursuant to the terms of this Agreement provided that the unpaid principal balance of the Line of Credit Note shall never exceed the Borrowing Availability Amount. In addition, Borrower shall be required to prepay the principal amount outstanding under the Line

of Credit Note to the extent necessary to satisfy the requirement that the unpaid principal balance of the Line of Credit Note shall never exceed the Borrowing Availability Amount.

ARTICLE III

ADVANCEMENTS OF THE LINE OF CREDIT

Section 3.1 Advancement of Line of Credit. Advancements of the Line of Credit shall be made from time to time, but no more than semi-monthly, up to the amount of the Borrowing Availability Amount by deposit to an account or accounts of Borrower with Lender upon receipt by Lender of a current written request in form and substance as Lender may require provided that no Default has occurred and that Lender has received a current Borrowing Base Report with such request. In the event that Lender makes an advance based upon a telephonic request, Borrower upon request shall deliver a confirming written receipt to Lender. No advancement shall be made within the seven (7) day period prior to maturity of the Line of Credit. Lender may, at its discretion, require in connection with each advancement hereunder, the title company issuing the title commitment and policy with respect to each property included in the Eligible Borrowing Base to insure against any lien (other than the lien of the Mortgage and the security interest pursuant to the Mortgage) down to the date of such advancement in a manner acceptable to Lender. The proceeds of all advancements obtained by Borrower under this Agreement shall be used for the purchase of the Unimproved Lots, the payment of construction costs duly contracted for and incurred by Borrower in connection with the construction of the Speculative Homes and Contract Homes, any interest owed by Borrower to Lender and any other proper charge incurred by Borrower in establishing the Line of Credit. Lender at its option may waive or modify advancement procedures or requirements as set forth in this Agreement. Notwithstanding anything in this Agreement to the contrary, Lender shall not be required to finance the purchase of an Unimproved Lot or the construction of a Contract Home or Speculative Home, if, at the time of such purchase or the commencement of such construction, the Ultimate Borrowing Availability Amount exceeds, or would be caused to exceed as a result of such financing, the maximum principal amount of the Line of Credit set forth in Section 2.1.

Section 3.2 Determining Ultimate Borrowing Base. The Ultimate Borrowing Base for a Contract Home and Speculative Home shall be based upon their assumed or actual appraised values. Contract Homes will not require an appraisal. The market value will be assumed to be the actual contract sales price. Speculative Homes will have advance rates that will be based on appraisals. Lender will accept market values derived under a "master appraisal" format with the appraiser being approved by Lender. For purposes of this paragraph, a master appraisal shall be an appraisal of each type of model of Speculative Home to be built in each residential subdivision. No appraisal shall be required for any additional Speculative Homes of the same model type which are to be built in the same residential subdivision, except as required in this Section for appraisal values which are more than 12 months old. The technical issues as to the methodology used will need to be mutually agreed upon by Borrower and Lender's technical services department. If a at any point in time the dates of these appraised values as set forth in any master appraisal are more than 12 months old, new updated appraisals shall be required to be provided before any further funds will be advanced under the Line of Credit for any model of Speculative Home which is covered by such master appraisal. Consideration will be given to appraisals previously prepared provided they were prepared for another financial institution and that financial institution, in writing, provides assignment to Lender of the reports under federal

banking regulation (FIRREA) and the appraisals meet approval with Lender's technical services department. The Ultimate Borrowing Base for a Contract Home shall be eighty percent (80%) of the contracted sales price of the Contract Home. The Ultimate Borrowing Base for an Unimproved Lot shall be seventy-five percent (75%) of the contracted sales price. The Ultimate Borrowing Base for a Speculative Home shall be seventy-five percent (75%) of the appraised market value of the Speculative Home as determined by the master appraisal for the particular model of such Speculative Home.

Section 3.3 Determining Eligible Borrowing Base. The Eligible Borrowing Base for a Contract Home and a Speculative Home shall be determined based upon the percentage of completion of the construction of such Contract Home and Speculative Home. The Eligible Borrowing Base at any point in time for a Contract Home and a Speculative Home shall be equal to an amount equal to (i) the Ultimate Borrowing Base for a Speculative Home or the Ultimate Borrowing Base for a Contract Home, as applicable, times (ii) the sum of each of the following percentages which are applicable to such home:

Upon the purchase of the lot:	20%
Upon the completion of the framing:	40% ~~45%~~
~~Upon the completion of the drywall:~~	~~20%~~
Upon the completion of the interior trim installation:	40% ~~15%~~
Total	100%

In determining whether the construction of each Contract Home and Speculative Home has reached a stage sufficient to satisfy the make such home eligible for an advancement of the Line of Credit pursuant to the above formula, such stage of construction shall be completed in a manner reasonably satisfactory to Lender. Each request for an advancement shall be supported by such documentation regarding the status and completion of construction as Lender may reasonably require. If required by Lender, an inspecting engineer acceptable to Lender shall inspect any Speculative Home or Contract Home for which new funds are being requested be advanced under the Line of Credit to confirm in writing the satisfactory percentage completion of construction. Borrower shall reimburse Lender for all fees incurred in connection with such inspections.

ARTICLE IV

COLLATERAL

The indebtedness and obligations of Borrower to Lender under this Agreement, the Line of Credit, under any Rate Management Transaction and under any other agreement, instrument or document executed in connection herewith shall be secured by, among other things, the following:

(a) the Mortgages granting a first mortgage lien covering each Unimproved Lot, Contract Home and Speculative Home and improvements located thereon, an assignment of all rents and leases and sales contracts covering such properties and a security interest in all equipment, fixtures, contract rights, sales contracts and general intangibles located in or arising in connection with the Contract Homes and Speculative Homes, incorporated in the improvements located thereon or used in connection

therewith, free and clear of all rights, liens, encumbrances or title retention claims of any other party except as may be allowed by Lender in its sole discretion; Borrower acknowledges and confirms that each Mortgage executed to secure the indebtedness and obligations of Borrower under any of the Prior Loan Agreements extends to, includes and is effective with respect to this Agreement, the Line of Credit, the Indebtedness and the Line of Credit Note, and all other indebtedness and obligations of Borrower to Lender more particularly described in the Mortgage as being secured thereby;

(b) any other security agreements or documents from time to time executed to Lender in connection with this Agreement or the Line of Credit.

Borrower agrees that in the event Borrower and Lender, or any subsidiary or affiliate of Lender, enter into any Rate Management Transaction, Borrower shall be responsible for any and all obligations, contingent or otherwise, whether now existing or hereafter arising, of Borrower to Lender, or to any of Lender's subsidiaries or affiliates or successors arising under or in connection with any such Rate Management Transactions, all of which obligations shall be considered part of the indebtedness and obligations of Borrower arising hereunder, secured by the Mortgages and entitled to all of the benefits and protections afforded to Lender under or pursuant to the Mortgages. Borrower agrees that for purposes of the Mortgages, any indebtedness and obligations which Borrower may have to any subsidiary or affiliate of Lender in connection with any Rate Management Transaction shall be deemed to be indebtedness and obligations owed directly to Lender and shall be secured by the Mortgages and may be collected and recovered by Lender in any action to enforce the Mortgages as if such indebtedness and obligations were directly owed to Lender.

ARTICLE V

GUARANTIES

Payment when due of the indebtedness and obligations of Borrower to Lender under this Agreement, the Line of Credit and under any other agreement, instrument or document executed in connection with this Agreement shall be unconditionally guaranteed by each Guarantor pursuant to and subject to the terms of the Guaranties executed simultaneously herewith by each Guarantor in favor of Lender.

ARTICLE VI

GENERAL CONDITIONS PRECEDENT

Each of the following shall be a condition precedent to the first advancement of the Line of Credit. The conditions set forth in items (h) through (u) shall be conditions precedent to the first advancement of the Line of Credit made with respect to each Unimproved Lot, Contract Home and Speculative Home, as applicable. The conditions set forth in items (w) and (x) shall be conditions precedent to each subsequent advancement of the Line of Credit provided, however, that any condition not satisfied at the time of the first advancement of the Line of Credit shall not be deemed waived but shall be satisfied as Lender may later require:

(a) Loan Documents. Borrower shall execute and deliver to Lender this Agreement, the Line of Credit Note and any other loan documentation required by Lender in connection with the closing of the Line of Credit.

(b) Member Resolutions. Borrower shall furnish to Lender a certified copy of the resolutions of its Members or Managers approving and authorizing its credit arrangements with Lender hereunder and the execution and delivery of this Agreement and all instruments, agreement and documents in connection herewith.

(c) Certificate of Existence. Borrower shall furnish Lender a copy of a current certificate of existence issued by the Secretary of State of Indiana.

(d) Articles and Operating Agreement. Borrower shall furnish Lender copies of its Articles of Organization and Operating Agreement certified by a member of Borrower.

(e) Commitment Fee. Borrower shall pay to Lender a commitment fee in connection with this amendment and restatement of the ~~Prior Loan Agreement~~Second Restated Loan Agreement in the amount of Twelve Thousand Five Hundred and no/100 Dollars ($12,500.00), which fee shall be earned when paid and not subject to refund.

(f) Liability Insurance Coverage. Borrower shall provide Lender with evidence of public liability insurance with an insurance company and in an amount acceptable to Lender naming Lender as an additional insured.

(g) Workers Compensation Coverage. Borrower shall furnish, or cause the general contractor to furnish, to Lender evidence of worker's compensation and other insurance required by the laws of the State of Indiana or the applicable jurisdiction with Lender named as a certificate holder, such insurance to be with companies and in amounts acceptable to Lender.

(h) Property Insurance Coverage. Borrower shall provide Lender with evidence of builders risk insurance with an insurance company acceptable to Lender in an amount at least equal to the full replacement cost of the insurable improvements and uninstalled materials for each Contract Home and Speculative Home. Such policy shall include a non-contributory New York Standard Mortgagee's clause or its equivalent in favor of Lender providing that payment for any loss thereunder shall be payable directly to Lender, that no act or default of Borrower or any other person shall affect the right of Lender to recover the same and that the insurance company will provide Lender with at least ten (10) days' advance written notice prior to the alteration or cancellation of any such policy.

(i) Commitment for Title Insurance. Borrower shall furnish to Lender a commitment for a mortgagee's policy of title insurance for each Unimproved Lot, Contract Home and Speculative Home in an amount equal to the full potential amount of advancements Borrower may receive under the Line of Credit with respect to each such property, issued by a title insurance company acceptable to Lender, insuring to Lender the title of Borrower to such Unimproved Lot, Contract Home and Speculative Home and

the improvements located thereon together with any easements for parking and ingress and egress which benefit the Unimproved Lot, Contract Home and Speculative Home, free and clear of all liens, claims, encumbrances, and defects, except for those matters acceptable to Lender. Upon request by Lender, Borrower shall deliver to Lender satisfactory evidence from such title company acknowledging payment in full for all premiums, costs and expenses for issuance of such binder.

(j) Mortgage Location Report. Borrower shall deliver to Lender a mortgage location report of each Unimproved Lot, Contract Home and Speculative Home and insured easements in detail satisfactory to Lender, prepared and certified to Lender by a registered land surveyor acceptable to Lender and containing a certification in respect to the legal description.

(k) Flood Plain. Borrower shall either provide to Lender evidence that the Contract Home and Speculative Home, is not located in a flood hazard area as defined under the Flood Disaster Protection Act of 1973 and the National Flood Insurance Act of 1968 or furnished to Lender evidence of flood insurance coverage for the Contract Home and Speculative Home, with a standard mortgagee endorsement in favor of Lender, such insurance to be with a company and in an amount acceptable to Lender.

(l) [This paragraph is intentionally left blank]

(m) Appraisals. ~~Borrower shall furnish to Lender appraisals in form and substance acceptable to Lender for each category of Speculative Home.~~Lender shall obtain an appraisal, in form and substance acceptable to Lender, for each Speculative Home to be built in each residential subdivision or development, provided however, Borrower shall only be required to provide such appraisal for the first of each model type of Speculative Home to be built in each residential subdivision and no appraisal shall be required for any additional Speculative Homes of the same model type which are to be built in the same residential subdivision, except as required in Section 3.2 for appraisal values which are more than 12 months old.

(n) Deed and Partial Release. If applicable, Borrower shall furnish to Lender a copy of the deed conveying title to Borrower for each Unimproved Lot, Contract Home and Speculative Home and copies partial releases of all liens encumbering such properties.

(o) Mortgage. Borrower shall execute and deliver to Lender a Mortgage and such other documents as Lender may require in order to obtain a first mortgage and security interest in the real estate, improvements and personal property of Borrower arising in connection with each Unimproved Lot, Contract Home and Speculative Home included in the Borrowing Availability Amount.

(p) Sales Contact. Borrower shall furnish to Lender a copy of an executed sales contract for each Contract Home, together with a copy of all exhibits and addendum to such contract.

(q) Mortgage Pre-approval. Borrower shall furnish to Lender a copy of a written pre-approval for a mortgage for the contract buyer of each Contract Home.

(r) Equity Funds. Borrower shall furnish to Lender evidence that it has invested funds, which together with the potential advancements Borrower may receive under the Line of Credit, are sufficient to allow the purchase of all Unimproved Lots, and the construction of all Contract Homes and Speculative Homes, including the construction of all landscaping and site improvements.

(s) Evidence of Utilities. If requested by Lender, Borrower shall furnish to Lender evidence satisfactory to Lender that all public utility services are currently available to each Unimproved Lot, Contract Home and Speculative Home.

(t) Permits. If requested by Lender, Borrower shall furnish to Lender copies of all applicable building and construction permits for each Contract Home and Speculative Home.

(u) Cost Budget. If requested by Lender, Borrower shall furnish to Lender a cost budget for construction of each Contract Home and Speculative Home in detail satisfactory to Lender including but not limited to quantities, unit prices and extension for labor and material. If requested by Lender, such cost budget shall be reviewed by an architect or engineer (employed by Lender at the sole expense of Borrower), who shall certify to Lender that the construction of such Contract Home and Speculative Home can be completed as shown by such cost budget. In addition, each application made by Borrower for an advancement hereunder shall be reviewed by an architect or engineer (employed by Lender at the sole expense of Borrower), who shall certify to Lender the percentage of completion of such Contract Home and Speculative Home and that such application for an advancement conforms with such cost budget.

(v) [This paragraph is intentionally left blank]

(w) Certification. Borrower shall furnish to Lender a certification that the warranties and representations in this Agreement are true and correct and that there has been full compliance with the covenants of this Agreement.

(x) Other Documentation. Borrower shall execute or deliver, or cause to be executed or delivered, to Lender such other documents or instruments as may be required by Lender in connection herewith.

The foregoing conditions are not in lieu of other conditions in this Agreement, and the waiver of any of the foregoing conditions by Lender at any time shall not relieve Borrower from the need of later satisfying the conditions. In addition to all of the other terms and conditions to be performed by Borrower under this Agreement, Borrower shall deliver to Lender such other documents as may from time to time be reasonably required by Lender to carry out the terms and provisions of this Agreement.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES

Borrower represents and warrants to Lender that:

(a) Validity and Existence. Borrower is a limited liability company duly organized and validly existing under the laws of the State of Indiana and has full power under its Articles of Organization and Operating Agreement and any amendments thereto, and under all applicable provisions of law, to enter into the credit arrangements covered hereby and to consummate all transactions connected herewith;

(b) Execution of Documents. The execution of this Agreement and all other agreements, instruments and documents executed by Borrower in connection herewith, and the consummation of all transactions connected herewith, have been duly authorized by all necessary action on the part of Borrower;

(c) No Litigation. There is no litigation or proceeding pending or, to the knowledge of Borrower, threatened against or otherwise affecting Borrower or any of the properties or assets of Borrower, before any court or before or by any governmental agency which if adversely determined would have a material adverse effect on the financial condition or business operations of Borrower;

(d) No Default on other Indebtedness. There exist no default under any other credit facility of Borrower and that Borrower is in full compliance with all of its respective covenants thereunder;

(e) Tax Returns. All required federal, state and other tax returns have been filed by or on behalf of Borrower and the taxes in connection therewith paid to date;

(f) Accuracy of Documents. Borrower has provided Lender with true and accurate copies of all documents and agreements relating to Borrower and its members, including without limitation copy of that certain Davis Holding Corporation Shareholder Agreement dated January 1, 1992, executed by and among the manager of Borrower and the shareholders of the manager of Borrower (hereinafter referred to as the "Shareholder Agreement") and there are no agreements existing between Borrower and its members which materially affect the financial condition or business operations of Borrower;

(g) Compliance with Articles and Operating Agreement. Neither the execution of this Agreement (or the consummation of the transactions contemplated hereby) nor compliance with the terms and provisions hereof or of any agreements, documents and instruments required of Borrower hereunder conflict with, result in a breach of or constitute a default under the terms, conditions or provisions of Borrower's Articles of Organization and Operating Agreement or any amendments thereto, any agreement to which Borrower is a party or by which Borrower is bound or any law, regulation, order, writ, injunction or decree of any court or governmental agency or instrumentality having jurisdiction;

(h) Compliance with Statutes. To the best of Borrower's knowledge after diligent inquiry, Borrower is in full compliance with all federal, state and local health, safety, building, zoning, environmental and other statutes, regulations and ordinances;

(i) No Other Liens. All Collateral is owned, held and used by Borrower in the ordinary course of its business and is not subject to any prior lien, security interest or encumbrance except as permitted in Article IV of this Agreement;

(j) Sufficiency of Representations and Warranties. None of Borrower's representations or warranties set forth in this Agreement or in any document or certificate taken together with any related document or certificate furnished pursuant to this Agreement or in connection with the transactions contemplated hereby contains or will contain any untrue statements of a material fact or omits or will omit to state a financial fact necessary to make any statement of fact contained herein or therein, in light of the circumstances under which it was made, not materially misleading;

(k) Solvency. Upon the execution and delivery of this Agreement and the consummation of any transactions contemplated herein, Borrower (i) will be able to pay its debts as they become due, (ii) will have funds and capital sufficient to carry on its business and all businesses in which it is about to engage, and (iii) will own property having a value both at fair valuation and at fair saleable value in the ordinary course of Borrower's business greater than the amount required to pay its Indebtedness, including for this purpose, unliquidated and disputed claims;

(l) No Required Approvals. There are no governmental authorizations, permits, certificates, licenses, filings, registrations, approvals or consents which must be obtained, received or made by Borrower for it lawfully to (i) make, execute and deliver this Agreement; or (ii) perform all of its obligations under this Agreement; and

(m) Regulations G, U and X. (i) Borrower is not now engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any margin stock (within the meaning of Regulation U of the Board of Governors of the Federal Reserve System); (ii) no part of the proceeds of any credit hereunder has been or will be used to purchase or carry any such margin stock or to extend credit to others for the purpose of purchasing or carrying any such margin stock; and (iii) to Borrower's knowledge no part of the proceeds of any credit hereunder has been or will be used for any purpose that violates or which is inconsistent with the provisions of Regulations G, U or X of said Board of Governors.

ARTICLE VIII

COVENANTS

Section 8.1 Affirmative Covenants. Borrower covenants to Lender that so long as Borrower has any liability to Lender hereunder or under or with respect to the Line of Credit, or any agreement, instrument or document executed in connection herewith or so long as Lender may be obligated to make any advancement to Borrower, Borrower will:

(a) Payment of Debts. Promptly pay and discharge, or cause to be paid and discharged, all taxes, assessments and governmental charges which may be lawfully levied, imposed or assessed upon Borrower or the properties, assets, income or profits of Borrower; provided, however, that Borrower shall have the right to contest in good faith any such tax, assessment, charge or levy by appropriate proceedings;

(b) Maintenance of Books. Keep accurate and complete books and records, and maintain the same at Borrower's principal offices;

(c) Defense of Claims. Defend, or cause to be defended, at all times any adverse claim by a third party relating to the possession of or any interest in the assets of Borrower;

(d) Financial Reporting. Furnish, or cause to be furnished, to Lender the following financial statements and other information at the indicated times:

(i) Borrowing Base Reports. In connection with each request for and advancement under the Line of Credit, and in any event within five (5) days after the end of each calendar month, a Borrowing Base Report prepared by the chief financial officer of Borrower current as of the date prepared;

(ii) Quarterly Reports. As soon as available and in any event within thirty (30) days after the end of each calendar quarter, one (1) copy of the balance sheet and statements of income and surplus of Borrower, as of the end of and for each such calendar quarter prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved by the chief financial officer of Borrower;

(iii) Annual Financials. As soon as available and in any event within one hundred twenty (120) days after the end of each fiscal year of Borrower, one (1) copy of the annual balance sheet, statements of income and surplus and a statement of changes in the financial position for Borrower and all Affiliates, on a consolidated and consolidating basis, as of and for the year then ended prepared and audited in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved by an independent certified public account selected by Borrower and approved by Lender and accompanied by a standard unqualified opinion regarding such financial statements (provided, however, that such financial statements shall only include those Affiliates that are required by generally accepted accounting principles to be consolidated therein and no other Affiliates;

(iv) Annual Tax Returns. As soon as available and in any event within thirty (30) days from filing and in no event later than November 15th of each calendar year, a copy of the federal income tax return for Borrower and each Guarantor for the preceding calendar year;

(v) Guarantor Financial Statements. (A) As soon as possible and in any event within one hundred twenty (120) days after the end of each calendar

year, an unaudited, internally prepared financial statement for each Guarantor as of and for the year then ended, in a form reasonably satisfactory to Lender and signed by Guarantor, and (B) such other information regarding the financial condition of each Guarantor as Lender may from time to time require;

(vi) Additional Reports. From time to time upon request by Lender, as Lender may require, such further information regarding the business affairs and financial conditions of Borrower, including but not limited to accounting and management recommendations, if any, and certificates of no default under this Agreement;

(vii) Global Inventory Reports. As soon as available and in any event within thirty (30) days after the end of each calendar quarter, a global inventory report in form and detail acceptable to Lender which details the number and dollar value of all Contract Homes, Speculative Homes and Unimproved Lots in Borrower's inventory, as of the end of each such calendar quarter prepared by the chief financial officer of Borrower;

(e) Certificates of No Default. Furnish to Lender within five (5) days after the end of each calendar quarter a compliance certificate indicating that all other credit facilities of Borrower are not in default and that Borrower is in full compliance with all of its respective covenants thereunder;

(f) Audits and Inspections by Lender. Permit (i) any authorized representative of Lender or its attorneys or accountants to make audits of Borrower and at reasonable times during normal business hours to inspect, examine or make copies of extracts of the books of account or records of Borrower and (ii) any authorized representative of Lender at reasonable times during normal business hours to inspect all or any item constituting the Collateral; ~~Audits by Lender. Permit any authorized representative of Lender or its attorneys or accountants to make audits of Borrower and at reasonable times during normal business hours to inspect, examine or make copies of extracts of the books of account or records of Borrower;~~

(g) Notice of Third Party Claims. Give prompt written notice to Lender of any process or action taken or pending whereby a third party is claiming any adverse interest in excess of a value of One Hundred Thousand and no/100 Dollars ($100,000.00) in any of the assets of Borrower;

(h) Maintenance of Insurance. Maintain the insurance required by this Agreement and, upon request by Lender, furnish to Lender evidence of such insurance coverage and payment of premiums therefor;

(i) Payment of Liabilities. Pay when due all Indebtedness in accordance with regular terms, except for claims contested in good faith by appropriate proceedings;

(j) Notice of Locations. Notify Lender, upon Lender's request at any time and from time to time, of all sites at which Borrower is conducting business;

(k) Maintenance of Existence. Maintain Borrower's existences in good standing in each state in which it conducts business;

(l) Potential Merger/Acquisition. Give prompt written notice to Lender of any intent by Borrower or the member or Borrower to enter into a contract to (a) sell a substantial amount of the assets of Borrower, (b) sell a substantial amount of the ownership interests of the members of Borrower, (c) merger with any other entity or (d) purchase a substantial amount of the assets or ownership interest in any other business;

(m) Compliance with Statutes. Comply with all applicable federal, state and local statutes, regulations and ordinances;

(n) Net Worth. Maintain at all times a minimum Tangible Net Worth of not less than Fourteen Million and no/100 Dollars ($14,000,000.00) ~~Twelve Million Five Hundred Thousand and no/100 Dollars ($12,500,000.00)~~ (such ratio shall be tested annually ~~quarterly~~ by Lender based upon the financial statements furnished to Lender pursuant to Section 8.1);

(o) Current Ratio. Maintain at all times a minimum Current Ratio of not less than 1.0 to 1 (such ratio shall be tested quarterly by Lender based upon the financial statements furnished to Lender pursuant to Section 8.1 of this Agreement); ~~Debt Service Coverage. Maintain an annual Debt Service Coverage Ratio of not less than 1.10 to 1 (such ratio shall be tested quarterly by Lender on a rolling four (4) quarter basis based upon the financial statements furnished to Lender pursuant to Section 8.1 of this Agreement);~~

(p) Further Assurances. From time to time upon the request of Lender, furnish to Lender information regarding arrangements between Borrower and its suppliers and further assurances that Borrower has the financial and operational ability and capacity, to perform its obligations hereunder;

(q) Payment of Costs and Expenses. Pay Lender upon demand all reasonable costs and expenses incurred by Lender in connection with this Agreement, including but not limited to semi-annual audit or field examination fees, recording and filing fees, title search fees, lien search fees, title insurance or abstracting fees and premiums, the fees and out-of-pocket expenses of Lender's legal counsel, the fees for any inspections of any of the Collateral, appraisal fees, mortgage and intangible taxes, any fees charged by Lender in connection with Lender's review of any appraisal reports, inspection reports and any other reports or material required to be provided to Lender in connection with this Agreement, all of which shall be paid to Lender by Borrower upon request by Lender;

(r) General Indemnities. Indemnify and hold Lender harmless from and against any and all claims, losses, damages, set-offs, counter-claims or expenses (including but not limited to attorneys fees and costs) which Lender may sustain as a result of the transactions evidenced by this Agreement or because of the breach of or inaccuracy in any of the representations and warranties contained in this Agreement or in any other document executed in connection herewith or in any other written

communication of Borrower to Lender in connection with the transactions secured hereby whether or not any such inaccuracy was known by Borrower to be incorrect;

(s) Environmental Indemnity. Indemnify, defend and hold Lender harmless from and against any claim, loss or damage to which Lender is subjected as a result of the presence of any Hazardous Materials, or the use, handling, storage, transportation or disposal thereof within or upon any real estate owned by Borrower or violation of the covenants, representations and warranties contained in this Agreement;

(t) Termination of Contract to Sell Contract Home. Inform Lender in writing immediately of the cancellation or termination of any contract for the sale of a Contract Home;

(u) Depository Accounts. Maintain a depository account with Lender for the advancement of the Line of Credit;

(v) Insolvency. Maintain the financial condition of Borrower at all times at a level such that (i) Borrower would not be rendered insolvent if required to perform under the terms of the documentation evidencing the Line of Credit, (ii) Borrower's cash flow is adequate to perform its obligations under the documentation evidencing the Line of Credit and pay all other Indebtedness of Borrower as they become due except any such Indebtedness being contested in good faith, and (iii) the assets of Borrower, valued on a fair saleable basis, are equal to or greater than the sum of all liabilities and contingent liabilities of Borrower;

(w) Location of Chief Executive Office or Residence. Maintain at all times Borrower's chief executive office or residence (as applicable) and all of Borrower's records regarding the Collateral within the State of Indiana; ~~and~~

(x) Notification of Criminal Investigation or Proceedings. Notify Lender immediately in writing of the initiation of any criminal investigation or proceeding initiated by any federal, state or local agency, department, or instrumentality against (i) Borrower, (ii) any employee of the Borrower if such investigation or proceeding could have a material adverse effect on the financial condition, business operations or assets of Borrower or either Guarantor or result in the Collateral being seized pursuant to 18 U.S.C. Sec. 1963, 21 U.S.C. Sec. 853, 21 U.S.C. Sec. 881, 46 U.S.C. App. Sec. 1904, or any similar federal, state or local law and/or regulation adopted in publications promulgated pursuant to such laws, or as such laws or regulations may be further amended, modified or supplemented;~~.~~

(y) Bank Debt to Tangible Net Worth Ratio. Maintain (i) a maximum ratio of Bank Debt to Tangible Net Worth of 4.5 to 1 at the end of each calendar year and (ii) a maximum ratio of Bank Debt to Tangible Net Worth of 5.5 to 1 at the end of the first, second and third calendar quarters (such ratio shall be tested quarterly by Lender based upon the financial statements furnished to Lender pursuant to Section 8.1 of this Agreement); and

(z) Finished Product Ratio. Maintain at all times a maximum Finished Product Ratio of less than sixty percent (60%) (such ratio shall be tested quarterly by Lender based upon the Borrowing Base Reports furnished to Lender).

Section 8.2 Negative Covenants. In addition to the Affirmative Covenants in Section 8.1 of this Agreement, Borrower covenants to Lender that so long as Borrower has any liability to Lender hereunder or under or with respect to the Line of Credit or any agreement, instrument or document executed in connection herewith or so long as Lender may be obligated to make any advancement to Borrower, then Borrower will not, without the written consent of Lender, which consent shall not be unreasonably withheld, delayed or denied:

(a) No Other Liens. Create or permit to exist any mortgage, pledge, security interest, title retention device or other encumbrance on any Collateral for the Line of Credit, except for (i) liens of taxes and assessments not delinquent or contested in good faith and (ii) the liens and security interests held by Lender;

(b) No Disposition of Assets. Sell or lease any assets, except for the sale and rental of inventory in the ordinary course of business;

(c) No Gifts. Except to the extent fair value is received by Borrower or in the ordinary course of business, including, without limitation, distributions of equity to member and payment under the Shareholder Agreement (hereinafter referred to as "Permitted Distributions"), directly or indirectly make (i) any loan, gift, distribution, transfer or advance of cash or other real, personal or intangible property, or (ii) any transfer of any other benefit or thing of value to any person; it is intended that this paragraph prohibit, by way of example and not by way of limitation, any payment by Borrower characterized as a commission or referral fee, and any payments by Borrower characterized as the consideration for a purchase to the extent that such payment is not bona fide or exceeds the real value received by the Borrower;

(d) No Equity Redemption. Except for Permitted Distributions, make any payment for the purchase, redemption or retirement of any equity interest in Borrower;

(e) No Merger. Enter into any consolidation, acquisition, merger or permit the control of Borrower to be vested in anyone other than the current shareholders;

(f) No Change in Business. Change the nature of Borrower's current business;

(g) [This paragraph is intentionally left blank]

(h) No Change in Management. Except as contemplated under the Shareholder Agreement, make any change in the key management of Borrower, such key management is currently comprised of Charlie Davis, Rick Davis, Mike Davis and Brad Davis; and

(i) No Change in Control. Except as contemplated under the Shareholder Agreement, permit the control or ownership of Borrower to be vested in anyone other than Charlie Davis, Rick Davis, Mike Davis and Brad Davis.

ARTICLE IX

EVENTS OF DEFAULT AND REMEDIES

Section 9.1 Events of Default. Any one (l) or more of the following shall constitute an Event of Default:

(a) Payment Default. Failure to pay within five (5) days when due any principal of or interest on the Line of Credit;

(b) Failure to Provide Borrowing Base Report. Failure to provide the Borrowing Base Report within the time periods required by Section 8.1(d)(i);

(c) Other Payment Defaults. A failure to pay or cause to be paid upon demand amounts required to be paid on demand pursuant to the terms of this Agreement of the Line of Credit Note or within five (5) days when due any other amounts due under the Line of Credit Note, Mortgages or this Agreement or any other documents executed in connection therewith;

(d) Insurance. Failure to maintain any insurance policies as required by this Agreement;

(e) Other Monetary Defaults. Failure to observe or perform any agreement or covenant contained in this Agreement which can be cured by the payment of money;

(f) Covenant Default. Failure to observe or perform any other agreement or covenant contained in this Agreement that does not constitute an Event of Default under another Section of this Agreement and the continuation of such failure for a period of thirty (30) days after written notice of such failure has been sent to Borrower;

(g) Representations and Warranties. Breach of any warranty, representation, certification or statement contained in this Agreement or in any certification or other agreement or document executed or delivered in connection herewith;

(h) Dissolution. Dissolution, liquidation or termination of the business of Borrower;

(i) Assignment for Benefit of Creditors. Assignment by Borrower for the benefit of its creditors;

(j) Appointment of Receiver. Appointment of a receiver or a trustee for Borrower or any of its assets;

(k) Involuntary Bankruptcy. The filing of an involuntary petition for relief under the United States Bankruptcy Code against Borrower or either Guarantor, or any

general partner, managing member or manager of Borrower or either Guarantor and the failure of Borrower to obtain a dismissal of such petition within sixty (60) days;

(l) Voluntary Bankruptcy. The filing by Borrower or either Guarantor, or any general partner, managing member or manager of Borrower or either Guarantor, of a voluntary petition for relief under the United States Bankruptcy Code.

(m) Default Under Other Credit Facilities. The occurrence of any event of default under any other credit facility of Borrower which exceeds in the aggregate Two Hundred and Fifty Thousand and 00/100 Dollars ($250,000.00);

(n) Default Under Mortgage. The occurrence of a default under any Mortgage and the failure to cure such default within any applicable cure period provided for therein; or

(o) Collateral Subject to Seizure. A determination by Lender, in its sole reasonable discretion, that any action, inaction, commission, omission or circumstance has occurred or may occur which may subject the Collateral to being seized by any federal, state or local governmental department, agency or instrumentality pursuant to 18 U.S.C. Sec. 1963, 21 U.S.C. Sec. 853, 21 U.S.C. Sec. 881, 46 U.S.C. App. Sec. 1904, or any similar federal, state or local laws and/or regulations adopted in publications promulgated pursuant to such laws, or as such laws or regulations may be further amended, modified or supplemented.

Section 9.2 Remedies of Lender. After an Event of Default, at the option of Lender and without further notice or demand to Borrower, the Line of Credit shall become immediately due and payable and Lender shall not be required to make any further advancement under the Line of Credit, anything contained herein to the contrary notwithstanding, and Lender, at its option and upon demand, shall have the right to enforce its rights with respect to the Collateral.

Section 9.3 Injunctive Relief. Borrower recognizes that in the event Borrower fails to perform, observe or discharge any of its obligations under this Agreement or any other documents executed in connection herewith, no remedy at law will provide complete and adequate relief to Lender, and Borrower agrees that Lender shall be entitled to temporary and permanent injunctive relief in any such case without the necessity of proving actual damages.

Section 9.4 Remedies Cumulative. All rights and remedies of Lender herein specified are cumulative and in addition to, not in limitation of, any rights and remedies which it may have by law or at equity.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the successors and assignors of Lender and Borrower provided that no assignment or alienation of any rights or obligations of Borrower against Lender hereunder shall be effective without the prior written consent of Lender.

Section 10.2 No Third Party Beneficiaries. Nothing contained herein shall be deemed or construed to create an obligation on the part of Lender to any third party, and no third party shall have a right to enforce against Lender any rights which Borrower may have under this Agreement.

Section 10.3 No Waiver. No waiver by Lender of the breach of any term, condition, warranty, representation, covenant or agreement contained herein or in any agreement, instrument, guaranty or document delivered in connection herewith shall be considered as a waiver of the same default in the future or any other default and no delay or omission by Lender in exercising any right or remedy hereunder shall impair any such right or remedy or be construed as a waiver of any default notwithstanding any other act taken or not taken by Lender after such delay or omission. The inclusion of deadlines and the reference to dates later than the maturity of any obligation shall not by implication or otherwise obligate Lender to renew or extend any maturity.

Section 10.4 Waiver of Presentment. Borrower waives presentment, demand and protest and notice of presentment, maturity, release, compromising settlement, extension or renewal of any or all commercial paper, accounts receivable, contract rights, documents, instruments, chattel paper and guaranties at anytime held by Lender on which Borrower may be liable in any way.

Section 10.5 Waiver of Trial by Jury. Borrower and Lender hereby agree that any suit, action or proceeding, whether a claim or counterclaim, brought or instituted by any party on or with respect to this Agreement or any other document executed in connection herewith or which in any way relates, directly or indirectly to the Line of Credit Note, the Term Notes or any event, transaction or occurrence arising out of or in any way connected with this Agreement or the dealings of the parties with respect thereto, shall be tried only by a court and not by a jury. BORROWER AND LENDER HEREBY EXPRESSLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN ANY SUCH SUIT, ACTION OR PROCEEDING. Borrower and Lender acknowledge that Borrower and Lender may have a right to a trial by jury in any such suit, action or proceeding and that Borrower and Lender hereby are knowingly, intentionally and voluntarily waiving any such right. Borrower and Lender further acknowledge and agree that this Section 10.5 is material to this Agreement between Borrower and Lender and that adequate consideration has been given and received by Borrower and Lender in exchange for the waiver made by Borrower and Lender pursuant to this section.

Section 10.6 Amendments. Any modification of or amendment to this Agreement shall be ineffective unless in writing and signed by the duly authorized representative of the party against whom the modification or amendment is sought to be enforced.

Section 10.7 Rights of Lender. Lender shall have no obligation with respect to the application of the proceeds of the Line of Credit, and Lender may from time to time without notice to or the consent of Borrower (a) release any Collateral, (b) release either Guaranty, (c) release, modify or compromise any liability of the Borrower, either Guarantor or the terms thereof, and (d) apply any amounts paid to Lender in such order of application and with such marshalling of security as Lender may, in its sole discretion, determine appropriate. The liability of Borrower shall not be released in part or in whole by reason of the foregoing, the addition of co-makers, endorsers, guarantors or sureties, or a failure to perfect any security interest or lien in any collateral or a failure to proceed in any particular manner with respect to any collateral.

Section 10.8 Survival of Indemnities. All indemnities from Borrower to Lender shall survive this Agreement.

Section 10.9 Invalidity of any Provision. If any provision of this Agreement or of any other document executed in connection herewith is held invalid or unenforceable, the remainder of this Agreement or such other documents and the application of such provisions to other persons or circumstances will not be affected hereby and the provisions of this Agreement and such other documents will be severable in such instance.

Section 10.10 Notices. Any written notice required or permitted of Lender or Borrower hereunder shall be deemed effective when (a) mailed by certified United States mail, postage prepaid with return receipt requested or (b) sent by an overnight carrier which provides for a return receipt, if to Borrower at 3755 East 82nd Street, Indianapolis, Indiana 46240, Attention: J. Michael McClure, Chief Financial Officer, with a copy to Ronald F. Shady, Jr., Vice President, Davis Homes, LLC, 3755 East 82nd Street, Indianapolis, Indiana 46240 or to Lender at Capital Center, 201 North Illinois Street, Indianapolis, Indiana 46204 Attention: Jacqueline E. McNeelan, or at such other addresses as either Borrower or Lender may from time to time specify by written notice to the other. Any written notice required to be given by Lender of a sale, lease, other disposition of the Collateral or any other intended action by Lender, deposited in the United States Mail postage prepaid duly addressed as specified above not less that ten (10) days prior to such proposed action or if sent by overnight carrier five (5) days prior to such proposed action, shall constitute commercially reasonable and fair notice to Borrower of same.

Section 10.11 Prior Agreements. This Agreement replaces and supersedes any inconsistent provisions of any agreements heretofore made by Lender and the Borrower. In the event of any conflict between the terms of this Agreement and any other agreement, instrument or document executed in connection herewith, such terms shall, to the fullest extent reasonably possible, be construed to be complementary. However, if such terms cannot be construed as complementary, then the terms of this Agreement shall govern.

Section 10.12 Governing Law. This Agreement has been entered into and shall be governed by and construed in accordance with the laws of the State of Indiana, notwithstanding that Indiana conflicts of law rules might otherwise require the substantive rules of law of another jurisdiction to apply.

Section 10.13 Participants. Lender may transfer participation interests in the Line of Credit to other financial institutions without notice to Borrower. Borrower agrees that Lender may deliver any and all information, including financial information, in Lender's possession

concerning Borrower, Guarantors or the Collateral to any prospective participant that is a financial institution. Lender acknowledges that such information is confidential information and Lender shall take reasonable precautions to maintain the confidentiality of such information and shall not disclose such information to any third parties who do not have a need to know such information in connection with such participation.

Section 10.14 Joint and Several Obligations. The obligations, agreements and covenants of the persons or entities constituting Borrower hereunder are joint and several and unconditional.

Section 10.15 Counterparts. This Agreement may be executed in counterparts each of which taken together shall constitute one and the same instrument and any party hereto may execute this Agreement by executing any such counterpart.

Section 10.16 Captions. The captions or headings herein have been inserted solely for the convenience of reference and in no way define or limit the scope, intent or substance of any provision of this Agreement. Whenever the context requires or permits the singular shall include the plural, the plural shall include the singular and the masculine, feminine and neuter shall be freely interchangeable.

Section 10.17 Replacement of Prior Agreement. This Agreement amends, modifies, restates and replaces in its entirety the ~~Prior Loan Agreement~~Second Restated Loan Agreement.

Section 10.18 USA Patriot Act Notice; Compliance. The USA Patriot Act of 2001 (Public Law 107-56) and federal regulations issued with respect thereto require all financial institutions to obtain, verify and record certain information that identifies each individual or business entity which opens an "account" or establishes a relationship with such financial institution. Consequently, Lender may from time-to-time request, and Borrower shall provide to Lender, (i) Borrower's name, address, tax identification number, date of birth, and other information that will allow Lender to identify Borrower, (ii) Borrower's name, address, tax identification number, date of birth, and other information that will allow Lender to identify Borrower, (iii) the name, address, tax identification number, date of birth, and other information that will allow Lender to identify each officer, partner, member, shareholder or other stakeholder of Borrower, and/or (iv) such other identification information as shall be necessary for Lender to comply with federal law. An "account" for this purpose may include, without limitation, a deposit account, cash management service, a transaction or asset account, a credit account, a loan or other extension of credit, and/or other financial services product.

~~[THIS SPACE INTENTIONALLY LEFT BLANK]~~
[the remainder of this page is intentionally left blank,
see following page for signatures of parties]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed effective as of the day and the year first above written.

DAVIS HOMES, LLC, an Indiana limited liability company, by its sole manager,

Davis Holding Corporation, an Indiana corporation

By:_______________________________
C. Richard Davis, Vice President

"Borrower"

THE HUNTINGTON NATIONAL BANK

By:_______________________________
Jacqueline E. McNeelan, Vice President

"Lender"

BORROWER'S RECEIPT AND CERTIFICATION

The undersigned, for and on behalf of Davis Homes, LLC an Indiana limited liability company ("Borrower"), hereby certifies, represents and warrants to The Huntington National Bank ("Lender") the following:

1. Borrower hereby requests a disbursement in the amount of ________________

____

and ___/100 Dollars ($_______________) pursuant to that certain ~~Second~~ Third Amended and Restated Credit Agreement dated as of December ____, 2004 ~~July 5, 2002~~ (the "Agreement"), executed by and between Borrower and Lender.

2. All capitalized terms not defined herein shall have the same meaning as set forth for such terms in the Agreement.

3. A calculation of the current Borrowing Availability Amount is as follows:

(a) Eligible Borrowing Base for Contract Homes:	$__________________
(b) Lesser of (i) $3,750,000.00 or (ii) Eligible Borrowing Base for Speculative Homes:	$__________________
(c) Lesser of (i) $1,500,000.00 or (ii) 75% of total costs of Unimproved Lots:	$__________________
Total Borrowing Availability Amount:	$__________________

4. The sum of (i) the principal amount of the Line of Credit previously disbursed by Lender and currently outstanding plus (ii) the principal amount Borrower is requesting be disbursed pursuant hereto is

____

_____________________________________ and ___/100 Dollars ($________________).

5. The disbursement hereby requested shall be paid directly to Borrower or as follows:

____

____

____

____

____

____

6. All proceeds of any prior disbursement of the Line of Credit have been, and all proceeds of the disbursement requested hereby will be, used solely for the purposes set forth in the Agreement.

7. All representations and warranties contained in the Agreement are true and correct as if they were made as of, and referred to, both the date of the Agreement and the date hereof.

8. Attached hereto is a current Borrowing Base Report which lists each Unimproved Lot, Contract Home and Speculative Home included in the calculation of the Borrowing Availability Amount. All information set forth in the attached Borrowing Base Report is true and correct as of the date hereof.

9. There exists no default or event which with the giving of notice or the lapse of time would become a default under the terms of the Agreement or any other document or agreement executed in connection therewith.

10. There exist no default or event which with the giving of notice or lapse of time would constitute an event of default under any of the terms and conditions of any other indebtedness extended to Borrower.

EXECUTED this _____ day of __________________________, 200___.

DAVIS HOMES, LLC, an Indiana limited liability company, by its sole manager,

Davis Holding Corporation, an Indiana corporation

By:________________________________
C. Richard Davis, Vice President

197681-1 (3235-0115)

CERTIFICATION OF ORGANIZATIONAL DOCUMENTS

The undersigned, C. Richard Davis, hereby certifies, warrants and represents to THE HUNTINGTON NATIONAL BANK ("Lender") that he is a Vice President of Davis Holding Corporation, an Indiana corporation (the "Company"), and that (i) the Officer's Certificate of Corporate and Company Documents dated July 5, 2002, executed by the undersigned to Lender (the "First Certificate"), (ii) the Officer's Certificate of Corporate Resolutions of Davis Holding Corporation dated July 5, 2002, executed by the undersigned to Lender (the "Second Certificate"), and (iii) the Davis Holding Corporation Officer's Certificate dated May 20, 2004, executed by the undersigned to Lender (the "Third Certificate"), remain in full force and effect and have not been modified, amended or rescinded. Furthermore, the undersigned hereby certifies, warrants and represents to Lender that the organizational documents and resolutions referenced in the First Certificate, the Second Certificate and the Third Certificate as being in full force and effect as of the dates of such certificates, remain in full force and effect and have not been modified, amended or rescinded.

The undersigned further certifies, warrants and represents to Lender that the Company has duly authorized and approved the execution, delivery and performance by the Company, for itself and on behalf of Davis Homes, LLC and Davis Investments, L.P., as applicable, of the following documents (herein collectively, the "Closing Documents"):

(a) That certain Third Replacement Promissory Note of even date herewith, executed by Davis Homes, LLC in favor of Lender in the principal amount of Fifteen Million and no/100 Dollars ($15,000,000.00); ~~That certain Confirmation and Amendment of Loan Documents dated to be effective as of July 15, 2004, executed by the Davis Homes, LLC in favor of Lender;~~

(b) That certain Third Amended and Restated Credit Agreement of even date herewith, executed simultaneously herewith by and between Davis Homes, LLC and Lender in connection with a revolving line of credit established in favor of Borrower in the principal amount of Fifteen Million and no/100 Dollars ($15,000,000.00); ~~That certain Consent and Confirmation of Guaranty dated to be effective as of July 15, 2004, executed by the Company and Davis Investments, L.P. in favor of Lender; and~~

(c) That certain Confirmation of Mortgages of even date herewith, executed by the Davis Homes, LLC in favor of Lender;

(d) That certain Second Replacement Continuing Guaranty of even date herewith, executed simultaneously herewith by the Company in favor of Lender in connection with a revolving line of credit established in favor of Borrower in the principal amount of Fifteen Million and no/100 Dollars ($15,000,000.00);

(e) That certain Second Replacement Continuing Guaranty of even date herewith, executed simultaneously herewith by Davis Investments, L.P. in favor of Lender

in connection with a revolving line of credit established in favor of Borrower in the principal amount of Fifteen Million and no/100 Dollars ($15,000,000.00); and

(e)(f) Any other documents as may be required by Lender in connection with the transactions contemplated by the foregoing documents.

The undersigned further certifies, warrants and represents to Lender that C. Richard Davis, acting as Vice president of the Company has been duly authorized to (i) execute and deliver the Closing Documents for and on behalf of the Company, such Closing Documents to be in such form and contain such provisions as C. Richard Davis shall approve by his execution, and (ii) to take such further action as may be necessary or desirable in connection with transactions contemplated by the Closing Documents.

IN WITNESS WHEREOF, the undersigned has executed this Certification to be effective as of the _____ day of December, 2004. ~~15th day of July, 2004.~~

C. Richard Davis, Vice President of Davis Holding Corporation

197677-1 (3235-0115)

CONFIRMATION OF MORTGAGES

THIS CONFIRMATION OF MORTGAGES, is executed to be effective as of the _____ day of December, 2004, by DAVIS HOMES, LLC, an Indiana limited liability company (hereinafter referred to as "**Borrower**"), in favor of and THE HUNTINGTON NATIONAL BANK, a national banking association (hereinafter referred to as "**Lender**");

WITNESSES THAT:

WHEREAS, Borrower and Lender entered into a certain Third Amended and Restated Credit Agreement of even date herewith (such agreement as from time to time amended or modified, and any replacement or restatement of such agreement, is hereinafter referred to as the "**Loan Agreement**"), which amended and restated that certain Second Amended and Restated Credit Agreement dated July 5, 2002, executed by and between Borrower and Lender, which amended and restated that certain First Amended and Restated Credit Agreement dated November 12, 2001, executed by and between Borrower and Lender, which amended and restated that certain Credit Agreement dated April 11, 2001, executed by and between Borrower and Lender (such credit agreements which have been amended and restated are hereinafter referred to collectively as the "**Prior Credit Agreements**");

WHEREAS, pursuant to the Prior Credit Agreements and the Loan Agreement, Lender, among other things, established for Borrower a revolving line of credit which pursuant to the terms of the Loan Agreement is currently in the principal amount of Fifteen Million and no/100 Dollars ($15,000,000.00) (such line of credit is referred to in the Loan Agreement and is hereinafter referred to as the "**Line of Credit**");

WHEREAS, the indebtedness outstanding under the Line of Credit is evidenced by a certain Third Replacement Promissory Note of even date herewith, executed by Borrower in favor of Lender in the principal amount of Fifteen Million and no/100 Dollars ($15,000,000.00) (such promissory note as from time to time amended or modified, and any promissory note which is a direct or remote restatement or replacement of such promissory note, is referred to in the Loan Agreement and is hereinafter referred to as the "**Line of Credit Note**"), which promissory note renewed, restated and replaced that certain Second Replacement Promissory Note dated July 5, 2002, executed by Borrower in favor of Lender in the principal amount of Fifteen Million and no/100 Dollars ($15,000,000.00), which promissory note increased, restated and replaced in its entirety that certain First Replacement Promissory Note dated November 12, 2001, executed by Borrower in favor of Lender in the principal amount of Ten Million and no/100 Dollars ($10,000,000.00), which promissory note increased, restated and replaced that certain Promissory Note dated April 11, 2001, executed by Borrower in favor of Lender in the principal amount of Five Million and no/100 Dollars ($5,000,000.00);

WHEREAS, the Line of Credit, and any extensions, renewals, replacements, increases and modifications thereof, are secured by, among other things, certain real estate mortgages from time to time granted by Borrower to Lender pursuant to, and as contemplated by, the Prior Credit Agreements and the Loan Agreement (such mortgages are referred to in the Loan Agreement and are hereinafter referred to as the "**Mortgages**");

WHEREAS, the Line of Credit matured on November 15, 2004 and Borrower has requested that Lender amend, modify and renew the Line of Credit pursuant to the terms and conditions of the Line of Credit Note and the Loan Agreement;

WHEREAS, Lender is willing to amend, modify and renew the Line of Credit pursuant to the terms and conditions of the Line of Credit Note and the Loan Agreement subject to, inter alia, the condition that Borrower execute and deliver or cause to be executed and delivered to Lender such documentation as Lender may require and that Borrower agrees to the acknowledgments and confirmations set forth herein;

NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Borrower agrees, confirms and acknowledges to Lender as follows:

1. Borrower agrees that the Line of Credit shall be amended, modified and renewed pursuant to the terms and conditions of the Line of Credit Note and the Loan Agreement.

2. Borrower acknowledges and confirms that the Mortgages secure, extend to, include and are effective with respect to all present and future indebtedness and obligations of Borrower to Lender, including without limitation the indebtedness and obligations of Borrower to Lender evidenced by the Line of Credit Note and the Loan Agreement and all other indebtedness and obligations more particularly described in the Mortgages as being secured thereby.

3. Borrower agrees that in the event Borrower and Lender, or any subsidiary or affiliate of Lender, enter into any Rate Management Transaction (as defined below), Borrower shall be responsible for any and all obligations, contingent or otherwise, whether now existing or hereafter arising, of Borrower to Lender, or to any of Lender's subsidiaries or affiliates or successors arising under or in connection with any such Rate Management Transactions, all of which obligations shall be secured by the Mortgages and entitled to all of the benefits and protections afforded to Lender under or pursuant to the Mortgages. Borrower agrees that for purposes of the Mortgages, any indebtedness and obligations which Borrower may have to any subsidiary or affiliate of Lender in connection with any Rate Management Transaction shall be deemed to be indebtedness and obligations owed directly to Lender and shall be secured by the Mortgages and may be collected and recovered by Lender in any action to enforce the Mortgages as if such indebtedness and obligations were directly owed to Lender. For purposes of the Mortgages, "**Rate Management Transaction**" means any transaction (including any agreement with respect thereto) now existing or hereafter entered into between Borrower and Lender, or any of Lender's subsidiaries or affiliates or their successors, which is an interest rate protection agreement, foreign currency exchange agreement, commodity price protection agreement, or

other interest or currency exchange rate or commodity price hedging arrangement, including without limitation (i) any rate swap, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, forward transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar hedging arrangement or transaction (including any option with respect to any of these transactions) or any combination thereof, whether linked to one or more interest rates, foreign currencies, commodity prices, equity prices or other financial measures and (ii) any transaction which is governed or evidenced by an ISDA Master Agreement and any related schedule, confirmation or document confirming or evidencing the transaction or trade details.

4. Borrower reaffirms and ratifies all warranties, representations, provisions, conditions, terms, covenants and agreements set forth in the Mortgages.

5. Borrower represents and warrants to Lender that (a) as of the date Borrower executed this Confirmation and Amendment, there exists no event of default under the Mortgages, or any condition that, with the giving of notice or lapse of time, or both, would constitute an event of default under the Mortgages and (b) Borrower has no defenses, offsets, claims or counterclaims against Lender or the Mortgages or any other agreement, instrument, document or event executed or occurring in connection therewith.

6. This Confirmation and Amendment shall be binding upon and inure to the benefit of Borrower and Lender and their respective successors, assigns and legal representatives.

7. The undersigned, executing this Confirmation and Amendment for and on behalf of Borrower, certifies and represents to Lender that the undersigned is the Vice President of Davis Holding Corporation, which is the sole manager of Borrower and has been duly authorized by all action necessary on the part of Davis Holding Corporation, acting as the sole manager of Borrower to execute and deliver this document and that this document constitutes a legal, valid and binding obligation of Borrower in accordance with its terms.

8. This Confirmation and Amendment shall be governed by and construed in accordance with the laws of the State of Indiana.

IN WITNESS WHEREOF, the undersigned has caused this Confirmation and Amendment of Loan Documents to be executed effective as of the day and the year first above written.

DAVIS HOMES, LLC, an Indiana limited liability company, by its sole manager,

Davis Holding Corporation, an Indiana corporation

By:________________________________
C. Richard Davis, Vice President

"Borrower"

STATE OF INDIANA)
) SS:
COUNTY OF __________)

Before me, a Notary Public in and for said County and State, personally appeared C. Richard Davis, a Vice President of Davis Holding Corporation, which is the manager of Davis Homes, LLC, who, after having been duly sworn, acknowledged the execution of the foregoing Confirmation of Mortgages for and on behalf of Davis Holding Corporation, acting as the manager of Davis Homes, LLC.

WITNESS my hand and Notarial Seal this _____ day of December, 2004.

____
( ) Notary Public

My Commission Expires: My County of Residence:

______________________ ______________________

This instrument was prepared by Thomas M. Hanahan, Attorney-at-Law, Wooden & McLaughlin LLP, One Indiana Square, Suite 1800, Indianapolis, Indiana 46204.

~~FIRST~~ SECOND REPLACEMENT CONTINUING GUARANTY

In consideration of credit which THE HUNTINGTON NATIONAL BANK, a national banking association having its principal banking offices at Capital Center, 201 North Illinois Street, Suite 1800, Indianapolis, Indiana 46204 (hereinafter referred to as "Lender"), may concurrently with the execution hereof or from time to time hereafter extend to DAVIS HOMES, LLC, an Indiana limited liability company (hereinafter referred to as "Borrower"), the undersigned, DAVIS HOLDING CORPORATION, an Indiana corporation (hereinafter referred to as "Guarantor"), hereby unconditionally guarantees to Lender, its successors and assigns, the payment and performance when due, whether by acceleration or otherwise, without presentment or demand, protest, notice of dishonor or diligence in collection and with a right of set-off against the undersigned, together with costs of collection and reasonable attorneys' fees and without relief from valuation or appraisement laws, of the principal of and interest on all present and future indebtedness and obligations of Borrower to Lender in accordance with the terms and conditions of such indebtedness and obligations and all extensions, renewals, increases or modifications of such indebtedness and obligations, whether direct or indirect, absolute or contingent and evidenced by promissory notes, checks, drafts, letters of credit, bills, open accounts, warranties, covenants, undertakings, indemnifications or otherwise, including, but not limited to, the indebtedness and obligations evidenced by or arising in connection with the following:

(a) A certain Third ~~Second~~ Replacement Promissory Note of even date herewith, executed simultaneously herewith by Borrower and payable to the order of Lender in the original principal amount of Fifteen Million and no/100 Dollars ($15,000,000.00), or any notes in renewal thereof, or as from time to time renewed, extended, amended, modified or increased (such promissory note, and/or any promissory note which is a direct or remote modification, amendment, restatement or replacement of such promissory note, as may be from time to time modified or amended, is hereinafter referred to as the "Note");

(b) A certain Third ~~Second~~ Amended and Restated Credit Agreement of even date herewith, executed simultaneously herewith by and between Borrower and Lender in connection with a revolving line of credit established in favor of Borrower in the principal amount of Fifteen Million and no/100 Dollars ($15,000,000.00) (such Third ~~Second~~ Amended and Restated Credit Agreement and/or any direct or remote agreement amending or restating such Third ~~Second~~ Amended and Restated Credit Agreement, as may be from time to time modified or amended is hereinafter referred to as the "Credit Agreement"), including any modification, amendment or restatement of such Credit Agreement or obligations of Borrower to Lender [such Credit Agreement amended and restated that certain Second Amended and Restated Credit Agreement dated July 5, 2002, executed by and between Borrower and Lender, which amended and restated that certain First Amended and Restated Credit Agreement dated November 12, 2001, executed by and between Borrower and Lender, which amended and restated that certain Credit Agreement dated April 11, 2001, executed by and between Borrower and Lender (such credit agreements which have been amended and restated are hereinafter referred to collectively as the "Prior Credit Agreements")];

(c) Certain indemnification provisions and agreements (hereinafter referred to collectively as the "Indemnifications") contained in the Credit Agreement and in certain mortgages, security agreements and assignments of leases executed and delivered or to be executed and delivered by Borrower to Lender in connection with the Prior Credit Agreements, the Credit Agreement or the Note (such mortgages and/or any direct or remote agreement amending or restating such mortgages, as may be from time to time modified or amended is hereinafter referred to as the "Mortgages"), including any modifications or amendments of the Indemnifications;

(d) Any instrument, agreement or document executed in connection with any Rate Management Transaction as defined herein [for purposes of this Guaranty, "Rate Management Transaction" means any transaction (including any agreement with respect thereto) now existing or hereafter entered into between Borrower and Lender, or any of Lender's subsidiaries or affiliates or their successors, which is an interest rate protection agreement, foreign currency exchange agreement, commodity price protection agreement, or other interest or currency exchange rate or commodity price hedging arrangement, including without limitation (i) any rate swap, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, forward transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar hedging arrangement or transaction (including any option with respect to any of these transactions) or any combination thereof, whether linked to one or more interest rates, foreign currencies, commodity prices, equity prices or other financial measures and (ii) any transaction which is governed or evidenced by an ISDA Master Agreement and any related schedule, confirmation or document confirming or evidencing the transaction or trade details]; and

~~(d)~~(e) Any and all extensions, renewals, increases, modifications, amendments, restatements and direct or remote replacements of the foregoing.

(all of the indebtedness, obligations and Indemnifications guaranteed hereby are hereinafter referred to collectively as the "Indebtedness" and the Note, the Credit Agreement, the Mortgages and any other documents from time to time evidencing or executed in connection with all or any portion of the Indebtedness are hereinafter referred to collectively as the "Loan Documents").

Guarantor agrees to pay to Lender, without relief from valuation and appraisement laws, all amounts payable under this Guaranty, together with the costs and expenses incurred by Lender in connection with the collection or enforcement of this Guaranty, including without implied limitation reasonable attorneys' fees incurred by Lender in connection with (i) the protection of any security for or rights arising in connection with this Guaranty, (ii) the enforcement of any provision contained in this Guaranty or in any document executed in connection herewith, or (iii) the collection of any indebtedness evidenced hereby or arising in connection herewith (including without limitation attorneys fees incurred by Lender in connection with any bankruptcy, reorganization, receivership or other proceeding affecting creditor's rights and involving a claim under this Guaranty or any document executed in

connection herewith). All payments by Guarantor to Lender shall be paid in lawful money of the United States of America.

In addition, the obligations of Guarantor hereunder are primary, absolute, independent, irrevocable and unconditional. After an Event of Default (as defined in the Credit Agreement) by Borrower, Lender may proceed directly against Guarantor without exercising and/or exhausting any right or remedy against (a) any collateral which is security for the Indebtedness or (b) Borrower or any other guarantor or other party primarily or secondarily liable for the payment of the Indebtedness.

In addition to the obligation of Guarantor to pay and perform when due all Indebtedness, upon the written demand of Lender after the occurrence of any Event of Default by Borrower, Guarantor shall immediately pay in full and satisfy all of the Indebtedness remaining unpaid or unsatisfied at such time, whether or not such Indebtedness may then be due and payable, together with the costs and expenses (including without implied limitation reasonable attorneys' fees) incurred by Lender in connection with the collection or enforcement of this Guaranty, without relief from valuation and appraisement laws.

Lender may, without demand or notice of any kind, at any time when any Indebtedness shall be due and payable hereunder by Guarantor, apply toward the payment of any such amount, in such manner of application as Lender may choose, any funds of Guarantor on deposit with or in the possession of Lender.

Lender may from time to time without notice to or the consent of Guarantor release, compromise, extend, increase or otherwise modify or amend any liability of Borrower or the terms of any agreement, document or instrument evidencing the Indebtedness or executed in connection with the Indebtedness. The obligations of Guarantor under this Guaranty shall be absolute and unconditional under any and all circumstances (including, but without limitation, any event, occurrence or circumstance, whether or not within the contemplation of the parties hereto and whether or not affecting the purposes of or any consideration to the Guarantor in entering into this Guaranty) and shall remain in full force and effect until (i) all credit arrangements extended by Lender to Borrower have been terminated in writing and (ii) the Indebtedness has been paid in full. Notwithstanding anything expressed or implied herein to the contrary or any action or inaction taken by Lender with respect to the Indebtedness or any documents executed in connection therewith, the obligations of Guarantor with respect to the Indemnifications shall remain in full force and effect for as long as Borrower's obligations with respect to the Indemnifications shall remain in effect.

The obligations of Guarantor shall not be affected, modified or impaired upon the happening from time to time of any event, including but without limitation any of the following, whether or not with notice to, or the consent of, Guarantor (notice of and consent to each of the following is hereby expressly waived by Guarantor):

(a) The waiver, surrender, compromise, alteration, settlement, discharge, release or termination of any or all of the obligations, covenants or agreements of Borrower except for the payment and performance of the Indebtedness in full;

(b) The failure to give notice to Borrower or Guarantor of the occurrence of an event of default under the terms and provisions of this Guaranty or any of the Loan Documents;

(c) The extension or renewal of time for payment of any of the Indebtedness or any amount due under this Guaranty or of the time for performance of any other obligation, covenant or agreement under or arising out of this Guaranty or any of the Loan Documents;

(d) The recision, waiver, modification or amendment (whether material or otherwise) of any obligation, covenant or agreement set forth in this Guaranty or any of the Loan Documents or any other act or thing or omission or delay to do any other act or thing which may in any manner or to any extent vary the risk of Guarantor or would otherwise operate as a discharge of Guarantor as a matter of law;

(e) The taking, suffering or omitting to take any of the actions referred to or permitted to be taken by Lender in this Guaranty or in any of the Loan Documents;

(f) The failure, omission, delay or lack of diligence on the part of Lender to enforce, assert or exercise any right, power or remedy conferred on Lender under this Guaranty or any of the Loan Documents;

(g) The voluntary or involuntary liquidation, dissolution, sale or other disposition of all or substantially all of the assets, marshalling of assets and liabilities, receivership, insolvency, bankruptcy, reorganization, arrangement, composition with creditors or readjustment of, or any similar proceedings affecting Borrower or the allegation or contest of the validity of this Guaranty or any of the Loan Documents;

(h) The release or discharge of Borrower from the performance or observance of any obligation, covenant or agreement contained in any of the Loan Documents;

(i) Any event or action that would result in the release or discharge of Guarantor from the performance or observance of any obligation, covenant or agreement contained in this Guaranty;

(j) The default or failure of Guarantor fully to perform the obligations of Guarantor set forth in this Guaranty;

(k) The invalidity, illegality or unenforceability of any of the Loan Documents or any part thereof;

(l) The waiver, surrender, compromise, alteration, settlement, discharge, release or termination of any or all of the obligations, covenants or agreements of any other guarantor or other party primarily or secondarily liable for the payment of the Indebtedness; or

(m) The consent by Lender of (i) the assignment, conveyance or transfer by Borrower of any collateral which is security for the Indebtedness or (ii) the granting of a

second mortgage lien, security interest or collateral assignment in any of the collateral securing the Indebtedness to third parties.

Guarantor acknowledges that Guarantor has had an opportunity to review the Loan Documents and all other documentation and information which Guarantor feels is necessary or appropriate in order to execute and deliver this Guaranty to Lender. Guarantor warrants and represents to Lender that Guarantor has knowledge of Borrower's financial condition and affairs and of all other circumstances which bear upon the risk assumed by Guarantor under this Guaranty. Guarantor agrees to continue to keep informed thereof while this Guaranty is in force and further agrees that Lender does not have and will not have any obligation to investigate the financial condition or affairs of Borrower for the benefit of Guarantor or to advise Guarantor of any fact respecting, or any change in, the financial condition or affairs of Borrower or any other circumstance which may bear upon Guarantor's risk hereunder which comes to the knowledge of Lender, its directors, officers, employees or agents at any time, whether or not Lender knows, believes or has reason to know or to believe that any such fact or change is unknown to Guarantor or might or does materially increase the risk of Guarantor hereunder.

Guarantor hereby ratifies all representations and warranties made by Borrower with respect to Guarantor and agrees to be bound by all covenants, agreements and releases made by Borrower with respect to Guarantor.

Guarantor hereby waives each of the following:

(a) Notice of (i) the acceptance of this Guaranty, (ii) the existence or creation of all or any of the Indebtedness, (iii) any extension of credit, advancement, readvancement, loan or similar accommodation by Lender to Borrower, and (iv) the amount of the Indebtedness which may exist from time to time;

(b) Any and all presentment, demand, protest or notice of dishonor, nonpayment or other default with respect to any of the Indebtedness;

(c) Until Lender shall have received payment in full of all of the Indebtedness, any claim, right or remedy which Guarantor may now have or hereafter acquire against Borrower that arises hereunder and/or from the performance by Guarantor hereunder including, without limitation, any claim, remedy or right of subrogation, reimbursement, exoneration, contribution, indemnification, or participation in any claim, right or remedy of Lender against Borrower or any security which Lender now has or hereafter acquires, whether or not such claim, right or remedy arises in equity, under contract, by statute, under common law, or otherwise;

(d) Any and all defenses based on suretyship or impairment of collateral;

(e) All diligence in collection or protection of or realization upon (i) the Indebtedness or any part thereof, (ii) any obligation hereunder, and (iii) any collateral securing the Indebtedness; and

(f) Any rights arising by reason of the incapacity, lack of authority, death or disability of any other guarantor of the Indebtedness or any failure by Lender to file or

enforce a claim against the estate of any other guarantor.

Pursuant to the provisions of I.C. 26-1-3.1-605(i), Guarantor hereby waives any right of discharge of this Guaranty arising under any defense based upon suretyship or impairment of collateral or any other right of discharge set forth under the provisions of I.C. 26-1-3.1-605.

Guarantor shall have no right of contribution with respect to any other guarantor unless and until Lender shall have received payment in full of all of the Indebtedness. Prior to an Event of Default, Guarantor may receive from Borrower regularly scheduled payments of principal and interest on indebtedness of Borrower to Guarantor incurred in the ordinary course of business. After an Event of Default, Guarantor shall not pursue collection of any indebtedness of Borrower to Guarantor or exercise any right or remedy with respect to any security therefor unless and until Lender shall have received payment in full of all of the Indebtedness.

Guarantor agrees (i) to give prompt written notice to Lender of any material adverse change in the condition or operation of Guarantor, financial or otherwise and (ii) in any event: (1) within one hundred twenty (120) days after the end of each calendar year, to provide Lender with a financial statement for Guarantor in the form required under paragraph 8.1(d)(v) of the Credit Agreement and (2) a copy of the federal income tax return for Guarantor within thirty (30) days from filing and in no event later than November 15th of each calendar year for the calendar year then ended. Guarantor represents, warrants and covenants to Lender that (i) the financial statements of Guarantor heretofore delivered to Lender~~, dated December 31, 1999,~~ are true and correct in all material respects and fairly present the financial condition of Guarantor, (ii) there has been no material adverse change in the financial condition of Guarantor since the date of such statements, and (iii) Guarantor will not cause or permit any of Guarantor's property, business or assets to be sold, terminated, assigned, leased, conveyed, pledged or otherwise transferred or encumbered without fair and adequate consideration so long as any Indebtedness remains unpaid.

If any demand is made at any time upon Lender for the repayment or recovery of any amount or amounts received by Lender in payment or on account of any of the Indebtedness and Lender repays to Borrower or a person claiming by, through or under Borrower all or any part of such amount or amounts by reason of any judgment, decree or order of any court or administrative body or by reason of any settlement or compromise of any such demand, Guarantor will be and remain liable hereunder for the amount or amounts so repaid or recovered to the same extent as if such amount or amounts had never been received originally by Lender.

Guarantor hereby subordinates any and all indebtedness of Borrower now or hereafter owed to Guarantor to all Indebtedness of Borrower to Lender, and agrees with Lender that after the occurrence of an event of default under any of the Loan Documents, Guarantor shall not demand or accept any payment of principal or interest from Borrower, shall not claim any offset or other reduction of Guarantor's obligations hereunder because of any such indebtedness, and shall not take any action to obtain any of the security described in and encumbered by any instrument securing the Indebtedness of Borrower to Lender; provided, however, that if Lender so requests, such indebtedness of Borrower to Guarantor shall be collected, enforced and received by Guarantor as trustee for Lender and be paid over to Lender on account of the

Indebtedness of Borrower to Lender, but without reducing or affecting in any manner the liability of Guarantor under the other provisions of this Guaranty.

Guarantor acknowledges and agrees that (i) there may be from time to time additional guarantors of the Indebtedness, (ii) each such additional guarantor may execute a separate guaranty in connection with such guarantor's guarantee of the Indebtedness, (iii) each such separate guaranty may contain different terms and provisions than the terms and provisions set forth in this Guaranty and (iv) each such separate guaranty may guarantee more indebtedness and obligations (or less indebtedness and fewer obligations) of Borrower to Lender than the indebtedness and obligations of Borrower to Lender which are guaranteed under this Guaranty. Guarantor further acknowledges and agrees that the existence of any such additional guarantor and separate guaranty shall not affect the indebtedness and obligations of Guarantor under this Guaranty.

Guarantor acknowledges that (i) the terms and conditions of the documents evidencing the Indebtedness may include a future advancement and/or a revolving feature, (ii) the principal balance of the Indebtedness from time to time outstanding may be reduced to zero dollars ($0.00) and (iii) Lender may make periodic advancements and readvancements of the Indebtedness as provided for in the documents evidencing the Indebtedness. Guarantor confirms and agrees that this Guaranty shall be effective with respect to all advancements and readvancements of the Indebtedness.

Guarantor and Lender agree that all actions or proceedings arising directly, indirectly or otherwise in connection with, out of, related to or from this Guaranty shall be litigated in a court having situs within the State of Indiana and where the real estate mortgage which is to be or has been granted to secure all or part of the Indebtedness is required to be foreclosed. Guarantor and Lender hereby consent and submit to the jurisdiction of any local, state or federal court located within Indiana.

Guarantor agrees that for purposes of this Guaranty, any indebtedness and obligations which Borrower may have to any subsidiary or affiliate of Lender in connection with any Rate Management Transaction shall be deemed to be indebtedness and obligations owed directly to Lender and the payment and performance when due shall be guaranteed by this Guaranty and may be collected and recovered by Lender in any action to enforce this Guaranty as if such indebtedness and obligations were directly owed to Lender.

Guarantor and Lender, by acceptance of this Guaranty, hereby agree that any suit, action or proceeding, whether a claim or counterclaim, brought or instituted by any party on or with respect to this Guaranty or any other document executed in connection herewith or which in any way relates, directly or indirectly to the Indebtedness or any event, transaction or occurrence arising out of or in any way connect with this Guaranty or the dealings of the parties with respect hereto, shall be tried only by a court and not by a jury. **GUARANTOR AND LENDER, BY ACCEPTANCE OF THIS GUARANTY, HEREBY EXPRESSLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN ANY SUCH SUIT, ACTION OR PROCEEDING.** Guarantor and Lender acknowledge that Guarantor and Lender may have a right to a trial by jury in any such suit, action or proceeding and that Guarantor and Lender hereby are knowingly, intentionally and voluntarily waiving any such right. Guarantor and Lender further acknowledge

and agree that this paragraph is material to this Guaranty and that adequate consideration has been given by Guarantor and Lender and received by Guarantor and Lender in exchange for the waiver made by Guarantor and Lender pursuant to this paragraph.

Any written notice permitted or required hereunder shall be effective when (a) mailed by certified United States mail, postage prepaid with return receipt requested, or (b) sent by an overnight carrier which provides for a return receipt, to the applicable address specified below:

If to Guarantor:

Davis Holding Corporation
3755 East 82nd Street
Indianapolis, Indiana 46240
Attn: C. Richard Davis

If to Lender:

The Huntington National Bank
201 North Illinois Street, Suite 1800
Indianapolis, Indiana 46240
Attention: Jacqueline E. McNeelan

or at such other address within the State of Indiana as Guarantor or Lender may from time to time specify for itself by notice hereunder.

Guarantor hereby acknowledges, certifies and represents to Lender that:

(a) Guarantor has a direct financial interest in Borrower and will benefit directly from the extension of the Indebtedness to Borrower;

(b) Guarantor has received valuable and sufficient consideration for the execution and delivery to Lender of this Guaranty;

(c) This Guaranty has been duly executed by the authorized representative(s) of Guarantor pursuant to all necessary action on its part;

(d) The execution and delivery of this Guaranty to Lender will not cause Guarantor to be rendered insolvent;

(e) The assets of Guarantor, valued on a fair saleable basis, are equal to or greater than the sum of all liabilities and contingent liabilities of Guarantor; ~~and~~

(f) Guarantor's cash flow is adequate to perform its obligations under this Guaranty and pay off all debts as they become due;~~.~~ and

(g) Guarantor is a corporation duly organized and validly existing under the laws of the State of Indiana, and has full power under its articles of incorporation and bylaws, and any amendments thereto, and under all applicable provisions of law to guarantee the Indebtedness.

This Guaranty shall be binding upon Guarantor and Guarantor's respective heirs, beneficiaries, successors, assigns and legal representatives and shall inure to the benefit of Lender and its successors, assigns and legal representatives.

This Guaranty is executed and shall be construed in accordance with the laws of the State of Indiana, notwithstanding that Indiana conflicts of law rules might otherwise require the substantive rules of law of another jurisdiction to apply. If any provision (or portion thereof) of this Guaranty or the application thereof to any person or circumstance shall to any extent be invalid or unenforceable, then the remainder of this Guaranty or the application of such provision (or portion thereof) to any other person or circumstance shall be valid and enforceable to the fullest extent permitted by law. Whenever the context requires or permits the singular shall include the plural, the plural shall include the singular and the masculine, feminine and neuter shall be freely interchangeable.

The undersigned, executing this Guaranty for and on behalf of Guarantor, certifies and represents to Lender that he is duly authorized by all action necessary on the part of Guarantor to execute and deliver this Guaranty and that this document constitutes a legal, valid and binding obligation of Guarantor in accordance with its terms.

This Guaranty completely amends, restates, supersedes and replaces that certain First Replacement Continuing Guaranty dated as of July 5, 2002, ~~November 12, 2001,~~ executed by Guarantor to Lender with respect to the Indebtedness.

IN WITNESS WHEREOF, Guarantor has executed this Guaranty to be effective as of the ______ day of December, 2004. ~~5th day of July, 2002.~~

DAVIS HOLDING CORPORATION,
an Indiana corporation

By:____________________________
C. Richard Davis, Vice President

STATE OF INDIANA)
) SS:
COUNTY OF ________)

Before me, a Notary Public in and for said County and State, personally appeared C. Richard Davis, Vice President of Davis Holding Corporation, an Indiana corporation, who, after having been duly sworn, acknowledged the execution of the foregoing Second Replacement Continuing Guaranty.

WITNESS my hand and Notarial Seal this _____ day of December, 2004. ~~__________________, 2002~~.

____
Notary Public

My Commission Expires: ______________________________

My County of Residence: ______________________________

FIRST SECOND REPLACEMENT CONTINUING GUARANTY

In consideration of credit which THE HUNTINGTON NATIONAL BANK, a national banking association having its principal banking offices at Capital Center, 201 North Illinois Street, Suite 1800, Indianapolis, Indiana 46204 (hereinafter referred to as "Lender"), may concurrently with the execution hereof or from time to time hereafter extend to DAVIS HOMES, LLC, an Indiana limited liability company (hereinafter referred to as "Borrower"), the undersigned, DAVIS INVESTMENTS, L.P., an Indiana limited partnership (hereinafter referred to as "Guarantor"), hereby unconditionally guarantees to Lender, its successors and assigns, the payment and performance when due, whether by acceleration or otherwise, without presentment or demand, protest, notice of dishonor or diligence in collection and with a right of set-off against the undersigned, together with costs of collection and reasonable attorneys' fees and without relief from valuation or appraisement laws, of the principal of and interest on all present and future indebtedness and obligations of Borrower to Lender in accordance with the terms and conditions of such indebtedness and obligations and all extensions, renewals, increases or modifications of such indebtedness and obligations, whether direct or indirect, absolute or contingent and evidenced by promissory notes, checks, drafts, letters of credit, bills, open accounts, warranties, covenants, undertakings, indemnifications or otherwise, including, but not limited to, the indebtedness and obligations evidenced by or arising in connection with the following:

(a) A certain Third Second Replacement Promissory Note of even date herewith, executed simultaneously herewith by Borrower and payable to the order of Lender in the original principal amount of Fifteen Million and no/100 Dollars ($15,000,000.00), or any notes in renewal thereof, or as from time to time renewed, extended, amended, modified or increased (such promissory note, and/or any promissory note which is a direct or remote modification, amendment, restatement or replacement of such promissory note, as may be from time to time modified or amended, is hereinafter referred to as the "Note");

(b) A certain Third Second Amended and Restated Credit Agreement of even date herewith, executed simultaneously herewith by and between Borrower and Lender in connection with a revolving line of credit established in favor of Borrower in the principal amount of Fifteen Million and no/100 Dollars ($15,000,000.00) (such Third Second Amended and Restated Credit Agreement and/or any direct or remote agreement amending or restating such Third Second Amended and Restated Credit Agreement, as may be from time to time modified or amended, is hereinafter referred to as the "Credit Agreement"), including any modification, amendment or restatement of such Credit Agreement or obligations of Borrower to Lender [such Credit Agreement amended and restated that certain Second Amended and Restated Credit Agreement dated July 5, 2002, executed by and between Borrower and Lender, which amended and restated that certain First Amended and Restated Credit Agreement dated November 12, 2001, executed by and between Borrower and Lender, which amended and restated that certain Credit Agreement dated April 11, 2001, executed by and between Borrower and Lender (such credit agreements which have been amended and restated are hereinafter referred to collectively as the "Prior Credit Agreements")];

(c) Certain indemnification provisions and agreements (hereinafter referred to collectively as the "Indemnifications") contained in the Credit Agreement and in certain mortgages, security agreements and assignments of leases executed and delivered or to be executed and delivered by Borrower to Lender in connection with the Prior Credit Agreements, the Credit Agreement or the Note (such mortgages and/or any direct or remote agreement amending or restating such mortgages, as may be from time to time modified or amended is hereinafter referred to as the "Mortgages"), including any modifications or amendments of the Indemnifications;

(d) Any instrument, agreement or document executed in connection with any Rate Management Transaction as defined herein [for purposes of this Guaranty, "Rate Management Transaction" means any transaction (including any agreement with respect thereto) now existing or hereafter entered into between Borrower and Lender, or any of Lender's subsidiaries or affiliates or their successors, which is an interest rate protection agreement, foreign currency exchange agreement, commodity price protection agreement, or other interest or currency exchange rate or commodity price hedging arrangement, including without limitation (i) any rate swap, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, forward transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar hedging arrangement or transaction (including any option with respect to any of these transactions) or any combination thereof, whether linked to one or more interest rates, foreign currencies, commodity prices, equity prices or other financial measures and (ii) any transaction which is governed or evidenced by an ISDA Master Agreement and any related schedule, confirmation or document confirming or evidencing the transaction or trade details]; and

~~(d)~~(e) Any and all extensions, renewals, increases, modifications, amendments, restatements and direct or remote replacements of the foregoing.

(all of the indebtedness, obligations and Indemnifications guaranteed hereby are hereinafter referred to collectively as the "Indebtedness" and the Note, the Credit Agreement, the Mortgages and any other documents from time to time evidencing or executed in connection with all or any portion of the Indebtedness are hereinafter referred to collectively as the "Loan Documents").

Guarantor agrees to pay to Lender, without relief from valuation and appraisement laws, all amounts payable under this Guaranty, together with the costs and expenses incurred by Lender in connection with the collection or enforcement of this Guaranty, including without implied limitation reasonable attorneys' fees incurred by Lender in connection with (i) the protection of any security for or rights arising in connection with this Guaranty, (ii) the enforcement of any provision contained in this Guaranty or in any document executed in connection herewith, or (iii) the collection of any indebtedness evidenced hereby or arising in connection herewith (including without limitation attorneys fees incurred by Lender in connection with any bankruptcy, reorganization, receivership or other proceeding affecting creditor's rights and involving a claim under this Guaranty or any document executed in

connection herewith). All payments by Guarantor to Lender shall be paid in lawful money of the United States of America.

In addition, the obligations of Guarantor hereunder are primary, absolute, independent, irrevocable and unconditional. After an Event of Default (as defined in the Credit Agreement) by Borrower, Lender may proceed directly against Guarantor without exercising and/or exhausting any right or remedy against (a) any collateral which is security for the Indebtedness or (b) Borrower or any other guarantor or other party primarily or secondarily liable for the payment of the Indebtedness.

In addition to the obligation of Guarantor to pay and perform when due all Indebtedness, upon the written demand of Lender after the occurrence of any Event of Default by Borrower, Guarantor shall immediately pay in full and satisfy all of the Indebtedness remaining unpaid or unsatisfied at such time, whether or not such Indebtedness may then be due and payable, together with the costs and expenses (including without implied limitation reasonable attorneys' fees) incurred by Lender in connection with the collection or enforcement of this Guaranty, without relief from valuation and appraisement laws.

Lender may, without demand or notice of any kind, at any time when any Indebtedness shall be due and payable hereunder by Guarantor, apply toward the payment of any such amount, in such manner of application as Lender may choose, any funds of Guarantor on deposit with or in the possession of Lender.

Lender may from time to time without notice to or the consent of Guarantor release, compromise, extend, increase or otherwise modify or amend any liability of Borrower or the terms of any agreement, document or instrument evidencing the Indebtedness or executed in connection with the Indebtedness. The obligations of Guarantor under this Guaranty shall be absolute and unconditional under any and all circumstances (including, but without limitation, any event, occurrence or circumstance, whether or not within the contemplation of the parties hereto and whether or not affecting the purposes of or any consideration to the Guarantor in entering into this Guaranty) and shall remain in full force and effect until (i) all credit arrangements extended by Lender to Borrower have been terminated in writing and (ii) the Indebtedness has been paid in full. Notwithstanding anything expressed or implied herein to the contrary or any action or inaction taken by Lender with respect to the Indebtedness or any documents executed in connection therewith, the obligations of Guarantor with respect to the Indemnifications shall remain in full force and effect for as long as Borrower's obligations with respect to the Indemnifications shall remain in effect.

The obligations of Guarantor shall not be affected, modified or impaired upon the happening from time to time of any event, including but without limitation any of the following, whether or not with notice to, or the consent of, Guarantor (notice of and consent to each of the following is hereby expressly waived by Guarantor):

(a) The waiver, surrender, compromise, alteration, settlement, discharge, release or termination of any or all of the obligations, covenants or agreements of Borrower except for the payment and performance of the Indebtedness in full;

(b) The failure to give notice to Borrower or Guarantor of the occurrence of an event of default under the terms and provisions of this Guaranty or any of the Loan Documents;

(c) The extension or renewal of time for payment of any of the Indebtedness or any amount due under this Guaranty or of the time for performance of any other obligation, covenant or agreement under or arising out of this Guaranty or any of the Loan Documents;

(d) The recision, waiver, modification or amendment (whether material or otherwise) of any obligation, covenant or agreement set forth in this Guaranty or any of the Loan Documents or any other act or thing or omission or delay to do any other act or thing which may in any manner or to any extent vary the risk of Guarantor or would otherwise operate as a discharge of Guarantor as a matter of law;

(e) The taking, suffering or omitting to take any of the actions referred to or permitted to be taken by Lender in this Guaranty or in any of the Loan Documents;

(f) The failure, omission, delay or lack of diligence on the part of Lender to enforce, assert or exercise any right, power or remedy conferred on Lender under this Guaranty or any of the Loan Documents;

(g) The voluntary or involuntary liquidation, dissolution, sale or other disposition of all or substantially all of the assets, marshalling of assets and liabilities, receivership, insolvency, bankruptcy, reorganization, arrangement, composition with creditors or readjustment of, or any similar proceedings affecting Borrower or the allegation or contest of the validity of this Guaranty or any of the Loan Documents;

(h) The release or discharge of Borrower from the performance or observance of any obligation, covenant or agreement contained in any of the Loan Documents;

(i) Any event or action that would result in the release or discharge of Guarantor from the performance or observance of any obligation, covenant or agreement contained in this Guaranty;

(j) The default or failure of Guarantor fully to perform the obligations of Guarantor set forth in this Guaranty;

(k) The invalidity, illegality or unenforceability of any of the Loan Documents or any part thereof;

(l) The waiver, surrender, compromise, alteration, settlement, discharge, release or termination of any or all of the obligations, covenants or agreements of any other guarantor or other party primarily or secondarily liable for the payment of the Indebtedness; or

(m) The consent by Lender of (i) the assignment, conveyance or transfer by Borrower of any collateral which is security for the Indebtedness or (ii) the granting of a

second mortgage lien, security interest or collateral assignment in any of the collateral securing the Indebtedness to third parties.

Guarantor acknowledges that Guarantor has had an opportunity to review the Loan Documents and all other documentation and information which Guarantor feels is necessary or appropriate in order to execute and deliver this Guaranty to Lender. Guarantor warrants and represents to Lender that Guarantor has knowledge of Borrower's financial condition and affairs and of all other circumstances which bear upon the risk assumed by Guarantor under this Guaranty. Guarantor agrees to continue to keep informed thereof while this Guaranty is in force and further agrees that Lender does not have and will not have any obligation to investigate the financial condition or affairs of Borrower for the benefit of Guarantor or to advise Guarantor of any fact respecting, or any change in, the financial condition or affairs of Borrower or any other circumstance which may bear upon Guarantor's risk hereunder which comes to the knowledge of Lender, its directors, officers, employees or agents at any time, whether or not Lender knows, believes or has reason to know or to believe that any such fact or change is unknown to Guarantor or might or does materially increase the risk of Guarantor hereunder.

Guarantor hereby ratifies all representations and warranties made by Borrower with respect to Guarantor and agrees to be bound by all covenants, agreements and releases made by Borrower with respect to Guarantor.

Guarantor hereby waives each of the following:

(a) Notice of (i) the acceptance of this Guaranty, (ii) the existence or creation of all or any of the Indebtedness, (iii) any extension of credit, advancement, readvancement, loan or similar accommodation by Lender to Borrower, and (iv) the amount of the Indebtedness which may exist from time to time;

(b) Any and all presentment, demand, protest or notice of dishonor, nonpayment or other default with respect to any of the Indebtedness;

(c) Until Lender shall have received payment in full of all of the Indebtedness, any claim, right or remedy which Guarantor may now have or hereafter acquire against Borrower that arises hereunder and/or from the performance by Guarantor hereunder including, without limitation, any claim, remedy or right of subrogation, reimbursement, exoneration, contribution, indemnification, or participation in any claim, right or remedy of Lender against Borrower or any security which Lender now has or hereafter acquires, whether or not such claim, right or remedy arises in equity, under contract, by statute, under common law, or otherwise;

(d) Any and all defenses based on suretyship or impairment of collateral;

(e) All diligence in collection or protection of or realization upon (i) the Indebtedness or any part thereof, (ii) any obligation hereunder, and (iii) any collateral securing the Indebtedness; and

(f) Any rights arising by reason of the incapacity, lack of authority, death or disability of any other guarantor of the Indebtedness or any failure by Lender to file or

enforce a claim against the estate of any other guarantor.

Pursuant to the provisions of I.C. 26-1-3.1-605(i), Guarantor hereby waives any right of discharge of this Guaranty arising under any defense based upon suretyship or impairment of collateral or any other right of discharge set forth under the provisions of I.C. 26-1-3.1-605.

Guarantor shall have no right of contribution with respect to any other guarantor unless and until Lender shall have received payment in full of all of the Indebtedness. Prior to an Event of Default, Guarantor may receive from Borrower regularly scheduled payments of principal and interest on indebtedness of Borrower to Guarantor incurred in the ordinary course of business. After an Event of Default, Guarantor shall not pursue collection of any indebtedness of Borrower to Guarantor or exercise any right or remedy with respect to any security therefor unless and until Lender shall have received payment in full of all of the Indebtedness.

Guarantor agrees (i) to give prompt written notice to Lender of any material adverse change in the condition or operation of Guarantor, financial or otherwise and (ii) in any event: (1) within one hundred twenty (120) days after the end of each calendar year, to provide Lender with a financial statement for Guarantor in the form required under paragraph 8.1(d)(v) of the Credit Agreement and (2) a copy of the federal income tax return for Guarantor within thirty (30) days from filing and in no event later than November 15th of each calendar year for the calendar year then ended. Guarantor represents, warrants and covenants to Lender that (i) the financial statements of Guarantor heretofore delivered to Lender~~, dated December 31, 1999,~~ are true and correct in all material respects and fairly present the financial condition of Guarantor, (ii) there has been no material adverse change in the financial condition of Guarantor since the date of such statements, and (iii) Guarantor will not cause or permit any of Guarantor's property, business or assets to be sold, terminated, assigned, leased, conveyed, pledged or otherwise transferred or encumbered without fair and adequate consideration so long as any Indebtedness remains unpaid.

If any demand is made at any time upon Lender for the repayment or recovery of any amount or amounts received by Lender in payment or on account of any of the Indebtedness and Lender repays to Borrower or a person claiming by, through or under Borrower all or any part of such amount or amounts by reason of any judgment, decree or order of any court or administrative body or by reason of any settlement or compromise of any such demand, Guarantor will be and remain liable hereunder for the amount or amounts so repaid or recovered to the same extent as if such amount or amounts had never been received originally by Lender.

Guarantor hereby subordinates any and all indebtedness of Borrower now or hereafter owed to Guarantor to all Indebtedness of Borrower to Lender, and agrees with Lender that after the occurrence of an event of default under any of the Loan Documents, Guarantor shall not demand or accept any payment of principal or interest from Borrower, shall not claim any offset or other reduction of Guarantor's obligations hereunder because of any such indebtedness, and shall not take any action to obtain any of the security described in and encumbered by any instrument securing the Indebtedness of Borrower to Lender; provided, however, that if Lender so requests, such indebtedness of Borrower to Guarantor shall be collected, enforced and received by Guarantor as trustee for Lender and be paid over to Lender on account of the

Indebtedness of Borrower to Lender, but without reducing or affecting in any manner the liability of Guarantor under the other provisions of this Guaranty.

Guarantor acknowledges and agrees that (i) there may be from time to time additional guarantors of the Indebtedness, (ii) each such additional guarantor may execute a separate guaranty in connection with such guarantor's guarantee of the Indebtedness, (iii) each such separate guaranty may contain different terms and provisions than the terms and provisions set forth in this Guaranty and (iv) each such separate guaranty may guarantee more indebtedness and obligations (or less indebtedness and fewer obligations) of Borrower to Lender than the indebtedness and obligations of Borrower to Lender which are guaranteed under this Guaranty. Guarantor further acknowledges and agrees that the existence of any such additional guarantor and separate guaranty shall not affect the indebtedness and obligations of Guarantor under this Guaranty.

Guarantor acknowledges that (i) the terms and conditions of the documents evidencing the Indebtedness may include a future advancement and/or a revolving feature, (ii) the principal balance of the Indebtedness from time to time outstanding may be reduced to zero dollars ($0.00) and (iii) Lender may make periodic advancements and readvancements of the Indebtedness as provided for in the documents evidencing the Indebtedness. Guarantor confirms and agrees that this Guaranty shall be effective with respect to all advancements and readvancements of the Indebtedness.

Guarantor and Lender agree that all actions or proceedings arising directly, indirectly or otherwise in connection with, out of, related to or from this Guaranty shall be litigated in a court having situs within the State of Indiana and where the real estate mortgage which is to be or has been granted to secure all or part of the Indebtedness is required to be foreclosed. Guarantor and Lender hereby consent and submit to the jurisdiction of any local, state or federal court located within Indiana.

Guarantor agrees that for purposes of this Guaranty, any indebtedness and obligations which Borrower may have to any subsidiary or affiliate of Lender in connection with any Rate Management Transaction shall be deemed to be indebtedness and obligations owed directly to Lender and the payment and performance when due shall be guaranteed by this Guaranty and may be collected and recovered by Lender in any action to enforce this Guaranty as if such indebtedness and obligations were directly owed to Lender.

Guarantor and Lender, by acceptance of this Guaranty, hereby agree that any suit, action or proceeding, whether a claim or counterclaim, brought or instituted by any party on or with respect to this Guaranty or any other document executed in connection herewith or which in any way relates, directly or indirectly to the Indebtedness or any event, transaction or occurrence arising out of or in any way connect with this Guaranty or the dealings of the parties with respect hereto, shall be tried only by a court and not by a jury. **GUARANTOR AND LENDER, BY ACCEPTANCE OF THIS GUARANTY, HEREBY EXPRESSLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN ANY SUCH SUIT, ACTION OR PROCEEDING.** Guarantor and Lender acknowledge that Guarantor and Lender may have a right to a trial by jury in any such suit, action or proceeding and that Guarantor and Lender hereby are knowingly, intentionally and voluntarily waiving any such right. Guarantor and Lender further acknowledge

and agree that this paragraph is material to this Guaranty and that adequate consideration has been given by Guarantor and Lender and received by Guarantor and Lender in exchange for the waiver made by Guarantor and Lender pursuant to this paragraph.

Any written notice permitted or required hereunder shall be effective when (a) mailed by certified United States mail, postage prepaid with return receipt requested, or (b) sent by an overnight carrier which provides for a return receipt, to the applicable address specified below:

If to Guarantor:	Davis Investments, L.P. 3755 East 82nd Street Indianapolis, Indiana 46240 Attn: C. Richard Davis
If to Lender:	The Huntington National Bank 201 North Illinois Street, Suite 1800 Indianapolis, Indiana 46240 Attention: Jacqueline E. McNeelan

or at such other address within the State of Indiana as Guarantor or Lender may from time to time specify for itself by notice hereunder.

Guarantor hereby acknowledges, certifies and represents to Lender that:

(a) Guarantor has a direct financial interest in Borrower and will benefit directly from the extension of the Indebtedness to Borrower;

(b) Guarantor has received valuable and sufficient consideration for the execution and delivery to Lender of this Guaranty;

(c) This Guaranty has been duly executed by the authorized representative(s) of Guarantor pursuant to all necessary action on its part;

(d) The execution and delivery of this Guaranty to Lender will not cause Guarantor to be rendered insolvent;

(e) The assets of Guarantor, valued on a fair saleable basis, are equal to or greater than the sum of all liabilities and contingent liabilities of Guarantor; ~~and~~

(f) Guarantor's cash flow is adequate to perform its obligations under this Guaranty and pay off all debts as they become due; and~~.~~

(g) Guarantor is an limited partnership duly organized and validly existing under the laws of the State of Indiana, and has full power under its certificate of limited partnership and partnership agreement, and any amendments thereto, and under all applicable provisions of law to guarantee the Indebtedness.

This Guaranty shall be binding upon Guarantor and Guarantor's respective heirs, beneficiaries, successors, assigns and legal representatives and shall inure to the benefit of Lender and its successors, assigns and legal representatives.

This Guaranty is executed and shall be construed in accordance with the laws of the State of Indiana, notwithstanding that Indiana conflicts of law rules might otherwise require the substantive rules of law of another jurisdiction to apply. If any provision (or portion thereof) of this Guaranty or the application thereof to any person or circumstance shall to any extent be invalid or unenforceable, then the remainder of this Guaranty or the application of such provision (or portion thereof) to any other person or circumstance shall be valid and enforceable to the fullest extent permitted by law. Whenever the context requires or permits the singular shall include the plural, the plural shall include the singular and the masculine, feminine and neuter shall be freely interchangeable.

The undersigned, executing this Guaranty for and on behalf of Guarantor, certifies and represents to Lender that he is duly authorized by all action necessary on the part of Guarantor to execute and deliver this Guaranty and that this document constitutes a legal, valid and binding obligation of Guarantor in accordance with its terms.

This Guaranty completely amends, restates, supersedes and replaces that certain First Replacement Continuing Guaranty dated as of July 5, 2002, ~~November 12, 2001,~~ executed by Guarantor to Lender with respect to the Indebtedness.

IN WITNESS WHEREOF, Guarantor has executed this Guaranty to be effective as of the_____ day of December, 2004. ~~5th day of July 2002.~~

DAVIS INVESTMENTS, L.P., and Indiana
limited partnership, by its General Partner

Davis Holding Corporation, an Indiana corporation

By:______________________________
C. Richard Davis, Vice President

STATE OF INDIANA)
) SS:
COUNTY OF ________)

Before me, a Notary Public in and for said County and State, personally appeared C. Richard Davis, Vice President of Davis Holding Corporation, General Partner of Davis Investments, L.P., an Indiana limited partnership, who, after having been duly sworn, acknowledged the execution of the foregoing Second Replacement Continuing Guaranty.

WITNESS my hand and Notarial Seal this _____ day of December, 2004. ____________________, ~~2002.~~

____
Notary Public

My Commission Expires: ______________________________

My County of Residence: ______________________________

197676-1 (3235-0115)

~~SECOND~~ THIRD REPLACEMENT PROMISSORY NOTE

$15,000,000.00 Effective as of December ____, 2004 ~~July 5, 2002~~

Indianapolis, Indiana

For value received, DAVIS HOMES, LLC, an Indiana limited liability company having its principal office at 3755 East 82nd Street, Indianapolis, Indiana 46240 (hereinafter referred to as "Maker"), unconditionally promises to pay to the order of THE HUNTINGTON NATIONAL BANK, a national banking association having its principal banking office at Capital Center, 201 North Illinois Street, Suite 1800, Indianapolis, Indiana 46204 (hereinafter referred to as "Lender"), at Lender's principal banking office or at such other place or to such other party as Lender may from time to time designate, the principal sum of Fifteen Million and no/100 Dollars ($15,000,000.00), or so much thereof as shall from time to time be advanced by Lender to or for the benefit of Maker hereunder, with interest on the principal balance from time to time remaining unpaid from the date hereof at a rate per annum equal to one quarter of one percent (.25%) below the rate from time to time announced by Lender as its Prime Rate, with changes in the interest rate hereunder to take effect on the same day as each change in such Prime Rate takes effect, or in the event such Prime Rate is not available or in effect at any point in time, a comparable rate selected by the holder of this Note. Such Prime Rate is not necessarily the rate at which Lender lends its funds. Such Prime Rate is only an index rate from which interest rates actually charged to Lender's customers may be measured. The use of such Prime Rate does not constitute a commitment by Lender to lend money at a preferred rate.

TERMS, PROVISIONS AND CONDITIONS

1. Payments. Principal and interest shall be payable as follows:

   (a) Commencing on December 15, 2004, ~~August 15, 2002,~~ and continuing on the fifteenth (15th) day of each succeeding calendar month thereafter, accrued and unpaid interest shall be due and payable;

   (b) On November 1, 2005, ~~July 15, 2003,~~ the entire unpaid principal balance and all accrued and unpaid interest shall be due and payable.

2. Prepayments. If Maker has paid in full all accrued interest, fees and other amounts then due and payable to Lender, Maker may prepay all or any portion of the principal amount outstanding under this Note on any business day without the payment of a yield maintenance fee or prepayment penalty. In addition, Maker shall be require to make any prepayments on the principal amount outstanding under this Note as may be required pursuant to the terms of the "Credit Agreement" defined in Paragraph 6 of the Note. Unless Lender otherwise agrees in writing, partial prepayments of principal shall be credited to installments of the principal outstanding under this Note in inverse order of maturity and shall not postpone the due dates of the installments required under this Note.

3. Costs of Collection and Default Rate of Interest. In addition, if an event of default occurs under this Note, Maker shall pay to Lender (a) reasonable attorneys' fees incurred by

Lender in connection with (i) the protection of any security for or rights arising in connection with this Note, (ii) the enforcement of any provision contained in this Note or in any document executed in connection herewith, or (iii) the collection of any indebtedness evidenced hereby or arising in connection herewith (including without limitation attorneys fees incurred by Lender in connection with any bankruptcy, reorganization, receivership or other proceeding affecting creditor's rights and involving a claim under this Note or any document executed in connection herewith), (b) costs of collection and (c) during any period in which a default exists hereunder and/or any period of delinquency on any amounts not paid when due, interest at a rate per annum which is two percent (2%) above the interest rate otherwise applicable hereunder (hereinafter referred to as the "Default Rate") and (d) interest at the Default Rate on all accrued interest which is not paid when due. If, after the occurrence of an event of default hereunder, Lender employs an attorney or attorneys to protect Lender's rights or remedies arising in connection with this Note or any security for this Note, then Maker shall pay to Lender all attorneys fees and expenses incurred by Lender in connection with such event of default, regardless of whether any action is actually commenced against Maker by reason of any such event of default.

4. Valuation and Appraisement Laws. All principal, interest and other amounts payable under or with respect to this Note shall be payable without relief from valuation and appraisement laws.

5. Late Charge. Maker shall pay a "late charge" for the purpose of defraying expense incident to handling upon any monthly installment of interest and/or principal, or portion thereof, referred to above not paid within ten (10) days after the date when first due at the rate of five cents (5¢) for each dollar ($1.00) so overdue with a minimum charge of Twenty-Five and no/100 Dollars ($25.00). Nothing herein contained shall be construed as a waiver by Lender of its option to declare a default if any payment of any installment of interest and/or principal, or portion thereof, is not made when due, and the assessment of a late charge shall not affect the right of Lender to increase the rate of interest as herein provided on all amounts not paid when due.

6. Security. This Note is given to evidence indebtedness of Maker to Lender arising in connection with the terms, provisions and conditions of that certain Third ~~Second~~ Amended and Restated Credit Agreement of even date herewith executed by and between Maker and Lender, as from time to time amended or modified (such agreement as from time to time amended or modified, and any replacement or restatement of such agreement, is hereinafter referred to as the "Credit Agreement"), which amended and restated that certain Second Amended and Restated Credit Agreement dated July 5, 2002, executed by and between Maker and Lender, which amended and restated that certain First Amended and Restated Credit Agreement dated November 12, 2001, executed by and between Maker and Lender, which amended and restated that certain Credit Agreement dated April 11, 2001, executed by and between Maker and Lender (such credit agreements which have been amended and restated are hereinafter referred to collectively as the "Prior Credit Agreements"). This Note shall be entitled to the benefits of and is secured by (a) any security agreements, mortgages or security documents, as from time to time amended or modified, executed in favor of ~~to~~ Lender in connection with or pursuant to the terms of the Credit Agreement or any of the Prior Credit Agreements, and (b) any funds of Maker on deposit with Lender.

7. Application of Payments. Each payment hereunder shall be applied to the payment of accrued and unpaid interest, the principal balance outstanding under this Note and any other sums payable to Lender in connection with this Note or any document entered into by Maker in connection herewith, in such order and in such amounts as Lender shall determine in its sole discretion. Interest shall be computed on the basis of a three hundred sixty (360)-day year applied to the actual number of days in each interest-payment period. All amounts advanced by Lender (in addition to the principal advanced under this Note) pursuant to applicable provisions of the Credit Agreement or any other document entered into by Maker in connection with this Note, together with interest at the Default Rate (if an event of default occurs under this Note) or other charges as provided therein, shall be added to and immediately due and payable under this Note. In the event any such advance is not so repaid by Maker, Lender may, at its option, first apply any payments received hereunder to repay such advances together with any interest thereon or other charges, and the balance, if any, shall be applied toward the payment of interest and principal then due hereunder in such order as Lender shall determine, in its sole discretion. All amounts payable from time to time under this Note, including without limitation principal and interest payments, shall be due and payable in immediately available funds on the date each such payment is due (or if such due date is a day on which Lender is not open for business, then on the immediately preceding business day of Lender) at the principal office of Lender before the time of day which Lender from time to time designates as its cut-off time for considering deposits received as being received on such date (hereinafter referred to as the "Cut-Off Time"). In the event any payment is received by Lender after the Cut-Off Time on any day, such payment shall be deemed to be received as of the start of business on the next business day and, to the extent interest accrues on such amounts paid, interest shall continue to accrue until the next business day.

8. Revolving Line of Credit. The loan evidenced by this Note is a revolving line of credit loan. The principal of this Note shall be advanced and readvanced pursuant to the terms and conditions of the Credit Agreement, provided the maximum principal balance advanced and outstanding at any point in time shall not exceed the principal amount of this Note.

9. Events of Default. Each of the following events shall constitute an event of default hereunder:

(a) a failure by Maker to make the payments required by this Note within five (5) days when due;

(b) a default under or a failure to comply with any of the other terms, provisions, conditions, agreements or covenants of this Note; or

(c) a default under or a failure to comply with any of the terms, provisions, conditions, agreements or covenants of the Credit Agreement or any other agreement, instrument or document executed by Maker or any guarantor to Lender in connection with the Credit Agreement and a failure to cure such default within the applicable cure period specified therein, if any.

10. Remedies. Upon the occurrence of an event of default, all of the indebtedness evidenced by this Note and remaining unpaid, including without limitation the entire unpaid

principal balance, any accrued and unpaid interest, all prepayment premiums payable hereunder, if any, and all other amounts payable under this Note, shall, at the option of Lender and without demand or notice, become immediately due and payable, anything contained in this Note to the contrary notwithstanding. Lender may exercise this option to accelerate regardless of any prior forbearance. Lender, at its option, shall have the right to perform all acts necessary for the performance, sale, collection and enforcement of any collateral securing this Note and/or any other agreement or document executed in connection herewith. Enforcement by Lender of any security for Maker's obligations under this Note shall not constitute an election by Lender of remedies so as to preclude the exercise of any other right or remedy available to Lender. All rights and remedies of Lender herein specified are cumulative and in addition to, not in limitation of, any rights and remedies which Lender may have by law or at equity.

11. Waiver and Consent. Presentment, notice of intent to accelerate, notice of acceleration, notice of dishonor and demand, protest and diligence in collection and bringing suit are hereby severally waived by Maker and each endorser or guarantor, each of whom consents that the time for the payment of this Note, or of any installment hereunder, may be extended from time to time without notice by Lender. All guarantors, sureties and accommodation parties of this Note hereby waive generally and specifically any and all rights that they may have, by contract, at equity or under any state or federal law, to any defense, offset, claim in recoupment or counterclaim not specifically set forth herein.

12. No Waiver. No waiver of any default or failure or delay to exercise any right or remedy by Lender shall operate as a waiver of any other default or of the same default in the future or as a waiver of any right or remedy with respect to the same or any other occurrence. The acceptance by Lender of any payment after the due date of such payment, or in an amount which is less than the required payment, shall not be a waiver of Lender's right to require prompt payment when due of all other payments or to exercise any right or remedy with respect to any failure to make prompt payment.

13. Usury Laws. It is the intention of the parties hereto to comply strictly with all applicable usury laws. All agreements between Maker and Lender, whether now existing or hereafter arising and whether written or oral, are hereby expressly limited so that in no contingency or event whatsoever, whether by reason of acceleration of the maturity hereof, or otherwise, shall the amount paid, or agreed to be paid to Lender for the use, forbearance, or detention of the money to be loaned hereunder or otherwise or for the payment or performance of any covenant or obligation contained herein or in any other document evidencing, securing, or pertaining to the indebtedness evidenced hereby, exceed the maximum amount permissible under applicable law. If from any circumstance whatsoever fulfillment of any provision hereof or of such other documents, at the time performance of such provision shall be due, shall involve transcending the limit of validity prescribed by law, then ipso facto, the obligation to be fulfilled shall be reduced to the limit of such validity, and if from any such circumstance Lender shall ever receive as interest or otherwise an amount which would exceed the highest lawful rate, such amount which would be excessive interest shall be applied to the reduction of the principal indebtedness of Maker to Lender, and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal hereof, such excess shall be refunded to Maker. All sums paid or agreed to be paid by Maker for the use, forbearance or detention of the indebtedness of Maker to Lender hereunder shall, to the extent permitted by applicable law, be

amortized, prorated, allocated and spread throughout the full term of such indebtedness until payment in full in such manner that there will be no violation of applicable laws pertaining to the maximum rate or amount of interest which may be contracted for, charged or received with respect to such indebtedness. Maker shall not institute any action or file any defense based upon the charging or collecting of usurious interest hereunder unless (i) Maker shall give Lender written notice of an intent to do so and (ii) Lender shall fail to comply with the terms hereof by making necessary adjustments as required by this paragraph, and notify Maker of such compliance within fifteen (15) days after receipt by Lender of such written notice from Maker. The provisions of this paragraph shall be given precedence over any other provision contained herein or in any other agreement between the parties hereto that is in conflict with the provisions of this paragraph.

14. Waiver of Trial by Jury. Maker hereby agrees, and Lender by the acceptance of this Note hereby agrees, that any suit, action or proceeding, whether a claim or counterclaim, brought or instituted by any party on or with respect to this Note or any other document executed in connection herewith or which in any way relates, directly or indirectly to the Credit Agreement or any event, transaction or occurrence arising out of or in any way connected with this Note or the dealings of the parties with respect thereto, shall be tried only by a court and not by a jury. MAKER, AND LENDER BY ACCEPTANCE HEREOF, HEREBY EXPRESSLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN ANY SUCH SUIT, ACTION OR PROCEEDING. Maker acknowledges that Maker may have a right to a trial by jury in any such suit, action or proceeding and that Maker hereby is knowingly, intentionally and voluntarily waiving any such right. Maker further acknowledges and agrees, and Lender by the acceptance of this Note further acknowledges and agrees, that this Paragraph 14 ~~12~~ is material to this Note and that adequate consideration has been given by Lender and Maker and received by Maker and Lender in exchange for the waivers made by Maker and Lender pursuant to this paragraph.

15. Notices. Any written notice permitted or required hereunder shall be effective when (a) mailed by certified United States mail, postage prepaid with return receipt requested, or (b) sent by an overnight carrier which provides for a return receipt, to the applicable address specified below:

If to Maker:	3755 East 82nd Street Indianapolis, Indiana 46240 Attention: C. Richard Davis, Vice President
With a copy to:	Ronald F. Shady, Jr., Vice President Davis Homes, LLC 3755 East 82nd Street Indianapolis, Indiana 46240
If to Lender:	Capital Center 201 North Illinois Street Suite 1800 Indianapolis, Indiana 46204 Attention: Jacqueline E. McNeelan ~~Russell R. Swan, Jr.~~

or at such other addresses within the State of Indiana as Maker or Lender may from time to time specify for itself by notice hereunder.

16. Legal Tender. This Note is negotiable and is payable in lawful money of the United States of America which shall be legal tender in payment of all debts and dues, public and private, at the time of payment.

17. Successors and Assigns. Except as assignment is prohibited by the Credit Agreement, the obligations of Maker hereunder shall be binding upon Maker and their respective successors, assigns and legal representatives (the reference to "Maker" in this Note shall be deemed to include, without limitation, such successors, assigns and legal representatives) and shall inure to the benefit of Lender and Lender's successors, assigns and legal representatives (the reference to "Lender" in this Note shall be deemed to include, without limitation, such successors, assigns and legal representatives, including without limitation, any subsequent holder of this Note).

18. Joint and Several Obligations. The obligations, agreements and covenants of the persons or entities constituting Maker hereunder are joint and several and unconditional.

19. Governing Law. This Note is delivered to Lender in the State of Indiana and is executed under and shall be governed by and construed in accordance with the laws of the State of Indiana, notwithstanding that Indiana conflicts of law rules might otherwise require the substantive rules of law of another jurisdiction to apply.

20. Time of the Essence. Time is of the essence with respect to each obligation and agreement of Maker under this Note.

21. Invalidity of any Provision. If any provision (or portion thereof) of this Note or the application thereof to any person or circumstance shall to any extent be invalid or unenforceable, then the remainder of this Note or the application of such provision (or portion thereof) to any other person or circumstance shall be valid and enforceable to the fullest extent permitted by law.

22. Commercial Purpose. Maker represents that the indebtedness evidenced by this Note is being incurred by Maker solely for the purpose of carrying on a business or commercial enterprise, and not for personal, family or household purposes. Maker represents to Lender that this Note evidences a business loan exempt from the Federal Truth in Lending Act (15 USC 1601, et seq.), the Federal Reserve Bank's Regulations G, U, X and Z, and the Indiana Uniform Consumer Credit Code (IC 24-4.5-3-101, et seq.).

23. Captions. The captions or headings herein have been inserted solely for the convenience of reference and in no way define or limit the scope, intent or substance of any provision of this Note. Whenever the context requires or permits the singular shall include the plural, the plural shall include the singular and the masculine, feminine and neuter shall be freely interchangeable.

24. Replacement of Prior Note. This Note ~~increases,~~ restates and replaces in its entirety that certain Second Replacement Promissory Note dated July 5, 2002, executed by Maker in favor of Lender in the principal amount of Fifteen Million and no/100 Dollars ($15,000,000.00)

(herein referred to as the "Prior Note"), which increased, restated and replaced in its entirety that certain First Replacement Promissory Note dated November 12, 2001, executed by Maker in favor of Lender in the principal amount of Ten Million and no/100 Dollars ($10,000,000.00), which increased, restated and replaced in its entirety that certain Promissory Note dated April 11, 2001, executed by Maker in favor of Lender in the principal amount of Five Million and no/100 Dollars ($5,000,000.00). Maker acknowledges and confirms that Maker shall continue to be liable for all accrued and unpaid interest outstanding under the Prior Note as of the effective date of this Note and shall pay all of such accrued and unpaid interest ~~such note~~ prior to or in connection with the execution of this Note. Maker acknowledges and confirms that the outstanding balance under the Prior Note as of the effective date of this Note shall be deemed to be the initial principal balance outstanding under this Note. Notwithstanding anything contained herein to the contrary, Maker further acknowledges and confirms that Lender shall not accept, nor be deemed to have accepted, delivery of this Note until such time that Maker has executed and delivered to Lender all documents, confirmations and agreements that Lender may require in connection with the amendment and replacement of the Prior Note, including without limitation the Credit Agreement.

IN WITNESS WHEREOF, Maker has caused this Note to be executed effective as of the day and the year first above written.

DAVIS HOMES, LLC, an Indiana limited liability company, by its sole manager,

Davis Holding Corporation, an Indiana corporation

By:______________________________
C. Richard Davis, Vice President

197674-1 (3235-0115)

Exhibit 6.04

Loan Agreement with Salin Bank and
Trust Company dated February 19, 2002, as amended

Salin Bank

AND TRUST COMPANY

SERVING PEOPLE THROUGHOUT INDIANA

www.salin.com

your on-line personal banker

June 14, 2005

Mr. C. Richard Davis
Davis Homes, LLC
3755 E. 82nd Street
Indianapolis, IN 46240

Dear Rick:

I am pleased to inform you that Salin Bank and Trust Company (the "Bank") has approved the third amendment (the "Third Amendment") to the Agreement dated February 19, 2002 (the "Agreement") between the Bank and Davis Homes, LLC (the "Borrower"), subject to the following changes to that Agreement and to the terms and conditions stated in this Third Amendment.

1. **THE LOANS.** The Loans shall be made in accordance with the following terms and conditions:

a. The Closed-end Line of Credit Loan.

(i) Amount: $280,976.55.

(iv) Maturity: If no demand, May 31, 2006.

(viii) Extension Fee: $700.00 (1/4 of 1% for a 12-month commitment), payable upon the execution of this Third Amendment.

All other terms and conditions of the Agreement, as amended January 27, 2004, and June 15, 2004, remain unchanged in full force.

If you are in agreement with the foregoing, please so indicate by signing on behalf of the Borrower in the space provided below, and return the original of this Third Amendment to me. This Third Amendment will not become effective until it is signed and returned to the Bank no later than June 17, 2005, along with a check for $700.00 to pay the fee stipulated in Section 1 a. (viii), above.

Yours very truly,

SALIN BANK AND TRUST COMPANY

By: D. David Murdock
D. David Murdock, Senior Vice President

ACKNOWLEDGMENT AND ACCEPTANCE

THE TERMS AND CONDITIONS OF THIS THIRD AMENDMENT ARE HEREBY ACKNOWLEDGED AND ACCEPTED THIS 17th DAY OF JUNE, 2005.

DAVIS HOMES, LLC

BY: Davis Holding Corporation, its Manager-Member

BY: ____________________________________
C. Richard Davis, Executive Vice President

BY: Davis Investments, L.P., its Manager-Member

BY: Davis Holding Corporation, its General Partner

BY: ____________________________________
C. Richard Davis, Executive Vice President

Salin Bank
AND TRUST COMPANY
SERVING PEOPLE THROUGHOUT INDIANA

July 2004
RENEWAL

www.salin.com
your on-line personal banker

June 15, 2004

Mr. C. Richard Davis
Davis Homes, LLC
3755 E. 82nd Street
Indianapolis, IN 46240

Dear Rick:

I am pleased to inform you that Salin Bank and Trust Company (the "Bank") has approved the second amendment ("Second Amendment") to the Agreement dated February 19, 2002 (the "Agreement") to Davis Homes, LLC (the "Borrower"), subject to the following changes to that Agreement and to the terms and conditions stated in this Second Amendment.

1. **THE LOANS.** The Loans shall be made in accordance with the following terms and conditions:

a. The Closed-end Line of Credit Loan.

(i) Amount: $680,930.14.

(iv) Maturity: If no demand, May 31, 2005.

(viii) Extension Fee: $1,700.00 (1/4 of 1% for a 12-month commitment), payable upon the execution of this Second Amendment.

All other terms and conditions of the Agreement, as amended January 27, 2004, remain unchanged in full force.

If you are in agreement with the foregoing, please so indicate by signing on behalf of the Borrower in the space provided below, and return the original of this Second Amendment to me. This Second Amendment will not become effective until it is signed and returned to the Bank no later than June 25, 2004, along with a check for $1,700.00 to pay the fee stipulated in Section 1 a. (viii), above.

Yours very truly,

SALIN BANK AND TRUST COMPANY

By: D. David Murdock
D. David Murdock, Senior Vice President

ACKNOWLEDGMENT AND ACCEPTANCE

THE TERMS AND CONDITIONS OF THIS SECOND AMENDMENT ARE HEREBY ACKNOWLEDGED AND ACCEPTED AS OF JUNE 1, 2004, THIS 23 DAY OF JUNE, 2004.

DAVIS HOMES, LLC

BY: Davis Holding Corporation, its Manager-Member

BY: ______________________
C. Richard Davis, Executive Vice President

BY: Davis Investments, L.P., its Manager-Member

BY: Davis Holding Corporation, its General Partner

BY: ______________________
C. Richard Davis, Executive Vice President

PROMISSORY NOTE

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$680,930.14	05-31-2004	05-31-2005	151741	4100	362219	441	

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.
Any item above containing "***" has been omitted due to text length limitations.

Borrower: Davis Homes, LLC
3755 East 82nd Street Suite 120
Indianapolis, IN 46240

Lender: Salin Bank And Trust Company
Indianapolis Center
8455 Keystone Crossing Drive, Suite 100
Indianapolis, IN 46240

Principal Amount: $680,930.14 Initial Rate: 4.000% Date of Note: May 31, 2004

PROMISE TO PAY. Davis Homes, LLC ("Borrower") promises to pay to Salin Bank And Trust Company ("Lender"), or order, in lawful money of the United States of America, the principal amount of Six Hundred Eighty Thousand Nine Hundred Thirty & 14/100 Dollars ($680,930.14), together with interest on the unpaid principal balance from May 31, 2004, until paid in full.

PAYMENT. Borrower will pay this loan in one principal payment of $680,930.14 plus interest on May 31, 2005. This payment due on May 31, 2005, will be for all principal and all accrued interest not yet paid. In addition, Borrower will pay regular monthly payments of all accrued unpaid interest due as of each payment date, beginning July 1, 2004, with all subsequent interest payments to be due on the same day of each month after that. Unless otherwise agreed or required by applicable law, payments will be applied first to any accrued unpaid interest; then to principal; then to any unpaid collection costs; and then to any late charges. The annual interest rate for this Note is computed on a 365/360 basis; that is, by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing.

VARIABLE INTEREST RATE. The interest rate on this Note is subject to change from time to time based on changes in an independent index which is the Prime Rate as published in the "Money Rates" column of The Wall Street Journal (the "Index"). The Index is not necessarily the lowest rate charged by Lender on its loans. If the Index becomes unavailable during the term of this loan, Lender may designate a substitute index after notice to Borrower. Lender will tell Borrower the current Index rate upon Borrower's request. The interest rate change will not occur more often than each day. Borrower understands that Lender may make loans based on other rates as well. The Index currently is 4.000% per annum. The interest rate to be applied to the unpaid principal balance of this Note will be at a rate equal to the Index, resulting in an initial rate of 4.000% per annum. NOTICE: Under no circumstances will the interest rate on this Note be more than the maximum rate allowed by applicable law.

PREPAYMENT. Borrower may pay without penalty all or a portion of the amount owed earlier than it is due. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower's obligation to continue to make payments under the payment schedule. Rather, early payments will reduce the principal balance due. Borrower agrees not to send Lender payments marked "paid in full", "without recourse", or similar language. If Borrower sends such a payment, Lender may accept it without losing any of Lender's rights under this Note, and Borrower will remain obligated to pay any further amount owed to Lender. All written communications concerning disputed amounts, including any check or other payment instrument that indicates that the payment constitutes "payment in full" of the amount owed or that is tendered with other conditions or limitations or as full satisfaction of a disputed amount must be mailed or delivered to: Salin Bank And Trust Company, Indianapolis Center, 8455 Keystone Crossing Drive, Suite 100, Indianapolis, IN 46240.

LATE CHARGE. *If a payment is 10 days or more late, Borrower will be charged 5.000% of the regularly scheduled payment or $36.00, whichever is greater.*

COPY

INTEREST AFTER DEFAULT. Upon default, including failure to pay upon final maturity, Lender, at its option, may, if permitted under applicable law, increase the variable interest rate on this Note to 3.000 percentage points over the Index. The interest rate will not exceed the maximum rate permitted by applicable law.

DEFAULT. Each of the following shall constitute an event of default ("Event of Default") under this Note:

Payment Default. Borrower fails to make any payment when due under this Note.

Other Defaults. Borrower fails to comply with or to perform any other term, obligation, covenant or condition contained in this Note or in any of the related documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower.

Default in Favor of Third Parties. Borrower or any Grantor defaults under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Borrower's property or Borrower's ability to repay this Note or perform Borrower's obligations under this Note or any of the related documents.

False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or on Borrower's behalf under this Note or the related documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Death or Insolvency. The dissolution of Borrower (regardless of whether election to continue is made), any member withdraws from Borrower, or any other termination of Borrower's existence as a going business or the death of any member, the insolvency of Borrower, the appointment of a receiver for any part of Borrower's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or by any governmental agency against any collateral securing the loan. This includes a garnishment of any of Borrower's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any guarantor, endorser, surety, or accommodation party of any of the indebtedness or any guarantor, endorser, surety, or accommodation party dies or becomes incompetent, or revokes or disputes the validity of, or liability under, any guaranty of the indebtedness evidenced by this Note. In the event of a death, Lender, at its option, may, but shall not be required to, permit the guarantor's estate to assume unconditionally the obligations arising under the guaranty in a manner satisfactory to Lender, and, in doing so, cure any Event of Default.

Adverse Change. A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of this Note is impaired.

Cure Provisions. If any default, other than a default in payment is curable and if Borrower has not been given a notice of a breach of the same provision of this Note within the preceding twelve (12) months, it may be cured (and no event of default will have occurred) if Borrower, after receiving written notice from Lender demanding cure of such default: (1) cures the default within fifteen (15) days; or (2) if the cure requires more than fifteen (15) days, immediately initiates steps which Lender deems in Lender's sole discretion to be sufficient to cure the default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

LENDER'S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance on this Note and all accrued unpaid interest immediately due, and then Borrower will pay that amount. Under all circumstances, the indebtedness will be repaid without relief from any Indiana or other valuation and appraisement laws.

ATTORNEYS' FEES; EXPENSES. Lender may hire or pay someone else to help collect this Note if Borrower does not pay. Borrower will pay Lender that amount. This includes, subject to any limits under applicable law, Lender's attorneys' fees and Lender's legal expenses, whether or not there is a lawsuit, including without limitation all attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), and appeals. If not prohibited by applicable law, Borrower also will pay any court costs, in addition to all other sums provided by law.

JURY WAIVER. Lender and Borrower hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Borrower against the other.

GOVERNING LAW. This Note will be governed by, construed and enforced in accordance with federal law and the laws of the State of Indiana. This Note has been accepted by Lender in the State of Indiana.

CHOICE OF VENUE. If there is a lawsuit, Borrower agrees upon Lender's request to submit to the jurisdiction of the courts of Marion County,

State of Indiana.

RIGHT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Borrower's accounts with Lender (whether checking, savings, or some other account). This includes all accounts Borrower holds jointly with someone else and all accounts Borrower may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the debt against any and all such accounts.

COLLATERAL. Borrower acknowledges this Note is secured by Real Estate Mortgages dated September 24, 2002 and August 24, 2003.

THIS NOTE IS SECURED BY THE FOLLOWING:. Real Estate Mortgages dated September 24, 2002 and August 24, 2003.

LOAN AGREEMENT. This loan is further supported by a Loan Agreement dated May 31, 2002. All terms and conditions of this Loan Agreement shall remain in full force and effect.

SUCCESSOR INTERESTS. The terms of this Note shall be binding upon Borrower, and upon Borrower's heirs, personal representatives, successors and assigns, and shall inure to the benefit of Lender and its successors and assigns.

NOTIFY US OF INACCURATE INFORMATION WE REPORT TO CONSUMER REPORTING AGENCIES. Please notify us if we report any inaccurate information about your account(s) to a consumer reporting agency. Your written notice describing the specific inaccuracy(ies) should be sent to us at the following address: Salin Bank And Trust Company, Indianapolis Center, 8455 Keystone Crossing Drive, Suite 100, Indianapolis, IN 46240

GENERAL PROVISIONS. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. Borrower and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, and notice of dishonor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this loan or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made. The obligations under this Note are joint and several.

PRIOR TO SIGNING THIS NOTE, BORROWER READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE, INCLUDING THE VARIABLE INTEREST RATE PROVISIONS. BORROWER AGREES TO THE TERMS OF THE NOTE.

BORROWER ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THIS PROMISSORY NOTE.

BORROWER:

DAVIS HOMES, LLC

BY: DAVIS HOLDING CORPORTION, its Manager-Member

By:____________________________
C. Richard Davis, Executive Vice President of
Davis Holding Corportion

BY: DAVIS INVESTMENTS, L.P., its Manager-Member

BY: DAVIS HOLDING CORPORATION, ITS GENERAL PARTNER

By:____________________________
C. Richard Davis, Executive Vice President of
Davis Holding Corporation

LASER PRO Lending, Ver. 5.23.10.001 Copr. Harland Financial Solutions, Inc. 1997, 2004. All Rights Reserved. - IN G:\CFI\LPL\D20.FC TR-9370 PR-7

DISBURSEMENT REQUEST AND AUTHORIZATION

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$680,930.14	05-31-2004	05-31-2005	151741	4100	362219	441	

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.
Any item above containing "* * * *" has been omitted due to text length limitations.

Borrower: Davis Homes, LLC
3755 East 82nd Street Suite 120
Indianapolis, IN 46240

Lender: Salin Bank And Trust Company
Indianapolis Center
8455 Keystone Crossing Drive, Suite 100
Indianapolis, IN 46240

LOAN TYPE. This is a Variable Rate Nondisclosable Loan to a Limited Liability Company for $680,930.14 due on May 31, 2005. The reference rate (Prime Rate as published in the "Money Rates" column of The Wall Street Journal, currently 4.000%), resulting in an initial rate of 4.000. This is a secured renewal loan.

PRIMARY PURPOSE OF LOAN. The primary purpose of this loan is for:

☐ Personal, Family, or Household Purposes or Personal Investment.

☒ Business (Including Real Estate Investment).

SPECIFIC PURPOSE. The specific purpose of this loan is: Renew #151741.

DISBURSEMENT INSTRUCTIONS. Borrower understands that no loan proceeds will be disbursed until all of Lender's conditions for making the loan have been satisfied. Please disburse the loan proceeds of $680,930.14 as follows:

Other Disbursements:	$680,930.14
$680,930.14 Renew #151741	
Note Principal:	$680,930.14

CHARGES PAID IN CASH. Borrower has paid or will pay in cash as agreed the following charges:

Prepaid Finance Charges Paid in Cash:	$0.00
Other Charges Paid in Cash:	$5,006.94
$1,700.00 Commitment Fee	
~~$3,306.94~~ Interest to 5/31/04	
60.98	
Total Charges Paid in Cash:	$5,006.94

FINANCIAL CONDITION. BY SIGNING THIS AUTHORIZATION, BORROWER REPRESENTS AND WARRANTS TO LENDER THAT THE INFORMATION PROVIDED ABOVE IS TRUE AND CORRECT AND THAT THERE HAS BEEN NO MATERIAL ADVERSE CHANGE IN BORROWER'S FINANCIAL CONDITION AS DISCLOSED IN BORROWER'S MOST RECENT FINANCIAL STATEMENT TO LENDER. THIS AUTHORIZATION IS DATED MAY 31, 2004.

BORROWER:

DAVIS HOMES, LLC

COPY

BY: DAVIS HOLDING CORPORTION, its Manager-Member

By: ______________________________
C. Richard Davis, Executive Vice President of
Davis Holding Corportion

BY: DAVIS INVESTMENTS, L.P., its Manager-Member

BY: DAVIS HOLDING CORPORATION, ITS GENERAL PARTNER

By: ______________________________
C. Richard Davis, Executive Vice President of
Davis Holding Corporation

Exhibit 6.05

Loan Agreement with Salin Bank and Trust Company
dated June 15, 2004, as amended

Salin Bank
AND TRUST COMPANY
SERVING PEOPLE THROUGHOUT INDIANA

www.salin.com
your on-line personal banker

June 14, 2005

Mr. C. Richard Davis
Davis Homes, LLC
3755 E. 82nd Street
Indianapolis, IN 46240

Dear Rick:

I am pleased to inform you that Salin Bank and Trust Company (the "Bank") has approved the second amendment (the "Second Amendment") to the Agreement dated June 15, 2004 (the "Agreement") between the Bank and Davis Homes, LLC (the "Borrower"), subject to the following changes to that Agreement and to the terms and conditions stated in this Second Amendment.

1. Loan. The Loan shall be made in accordance with the following terms and conditions:

a. The Line of Credit.

(iii) Term: Until May 31, 2006.

(v) Maturity: If no demand, May 31, 2006.

All other terms and conditions of the Agreement remain unchanged in full force.

If you are in agreement with the foregoing, please so indicate by signing on behalf of the Borrower in the space provided below, and return the original of this Second Amendment to me. This Second Amendment will not become effective until it is signed and returned to the Bank no later than June 17, 2005, along with a check for $12,500 to pay the fee stipulated in Section 1 a. (viii), above.

Yours very truly,

SALIN BANK AND TRUST COMPANY

By: D. David Murdock
D. David Murdock, Senior Vice President

ACKNOWLEDGMENT AND ACCEPTANCE

THE TERMS AND CONDITIONS OF THIS SECOND AMENDMENT ARE HEREBY ACKNOWLEDGED AND ACCEPTED AS OF THIS 17th DAY OF JUNE, 2005.

Davis Homes, LLC

BY: Davis Holding Corporation, its
Managing Member

BY: ______________________________
C. Richard Davis, Executive Vice President

Davis Investments, L.P.

BY: Davis Holding Corporation, its
General Partner

BY: ______________________________
C. Richard Davis, Executive Vice President

July 2007
Renewal

Salin Bank
AND TRUST COMPANY
SERVING PEOPLE THROUGHOUT INDIANA

www.salin.com
your on-line personal banker

June 15, 2004

Mr. C. Richard Davis
Vice President
Davis Homes, LLC
3755 E. 82nd
Indianapolis, IN 46240

Dear Rick:

I am pleased to inform you that Salin Bank and Trust Company (the "Bank") has approved the renewal of a loan (the "Loan" or the "Line of Credit") described in this letter loan agreement (the "Agreement") to Davis Homes, LLC. (the "Borrower"), subject to the terms and conditions stated in this Agreement.

1. **LOAN.** The Loan shall be made in accordance with the following terms and conditions:

a. The Line of Credit.

(i) Amount: $5,000,000.00.

(ii) Interest Rate: A per annum rate equal at all times to the Prime Rate. The applicable rate of interest shall change contemporaneously with each change in the Prime Rate, as defined below.

(iii) Term: Until May 31, 2005.

(iv) Note: The Loan shall be evidenced by a promissory note executed by the duly authorized representative(s) of the Borrower.

(v) Maturity: If no demand, May 31, 2005.

(vi) Repayment: From the initial advance under a construction loan from another lender. The release formula shall be 100% of the loan amount on each lot.

(vii) Purpose: To pay a portion of the cost of acquiring single family building lots in communities developed by third party developers located in the nine-county, Indianapolis area.

(viii) Extension Fee: $12,500.00 (1/4 of 1% annual commitment,), payable upon execution of this Agreement and the loan documents evidencing this loan.

b. Additional Provisions Applicable to the Loans. The following provisions are applicable to the Loan described in this Agreement.

(i) Interest shall be calculated on the basis of a 360-day year applied to the actual number of days elapsed.

(ii) Interest shall accrue and be payable without demand at a rate of three percent (3%) above the otherwise applicable rate on any portion of any Loan not paid at Maturity, or at maturity by acceleration on account of default.

(iii) As used in this Agreement, the term "Prime Rate" means the variable per annum rate of interest established and quoted by the Bank from time to time as its Prime Rate.

(iv) So long as no event or condition of default, as set forth in Section 7, has occurred and is continuing, the Loan may be prepaid in whole or in part at any time without penalty or additional charge.

3. **COLLATERAL.** The Loan shall be secured and supported by the following:

a. Mortgage liens of first priority on single family building lots ("Mortgages") located in residential communities throughout the nine-county, Indianapolis area.

b. A copy of the purchase agreement (or other means of substantiating lot cost).

c. A copy of the warranty deed.

d. Title insurance commitment.

e. A collateral pledge agreement, pledging Borrower's Salin Bank & Trust Company Certificate of Deposit in the amount of $375,000 as additional collateral, in lieu of the limited personal guarantee of Charles R. Davis.

3. **CONDITIONS PRECEDENT.** The obligation of the bank to make the Loan shall be subject to the following:

a. The Borrower shall execute or cause to be executed and shall deliver to the Bank this Agreement and the Note, as well as the Mortgages and other documents required by or necessary to give effect to the terms and conditions of this Agreement (all collectively hereinafter referred to as "Loan Documents"), all in form and substance satisfactory to the Bank.

b. The Borrower shall furnish to the Bank a resolution authorizing the borrowings hereunder and the execution of the Loan Documents to be provided by it hereunder, and specifying the representatives of the Borrower authorized to sign on its behalf.

c. The Borrower and its Managing Member each shall furnish to the Bank a copy of its certificate of existence from the secretary of state of the state of its incorporation/limited liability company agreement.

d. There shall have been no material adverse change, in the reasonable judgment of the Bank, in the financial condition or in the results of the operations of the Borrower from that reflected in the financial statement of the Borrower furnished to the Bank dated March 31, 2004.

e. Borrower shall pay all costs and expenses in connection with this Agreement and the making of the Loan, whether or not the Loan closes, including, but not limited to, the costs of obtaining, preparing and furnishing all loan documents required herein, title insurance, recording and filing fees, and the fees and expenses of legal counsel retained by the Bank.

4. **REPRESENTATIONS AND WARRANTIES.** As inducement to the Bank to make the Loan as provided in this Agreement, the Borrower represents and warrants that:

a. The Borrower is a limited liability company organized and validly existing under the laws of the State of Indiana and has the power and authority to enter into this Agreement, the Note, and all other Loan Documents required herein from the Borrower and to borrow hereunder.

b. All necessary action has been taken by the Borrower to authorize the Loan and the performance of the terms and conditions of this Agreement, the Note, and all other Loan Documents required herein, and upon execution thereof by the Borrower, the Loan Documents will constitute valid obligations of the Borrower enforceable in accordance with their terms.

c. The making and performance by the Borrower of the Loan Documents to be executed by it will not violate any provision of law or any regulation, agreement, indenture, note or other instrument binding upon the Borrower or give cause for acceleration of any indebtedness of the Borrower.

d. All authority from or approval by any governmental body, commission, or agency requisite to the making or requisite to the validity of the Loan Documents has been obtained.

e. All financial statements and other financial data which have been or will be furnished to the Bank by the Borrower are and will be true and correct, and reflect and will reflect fairly the financial condition of the Borrower as of the dates thereof, and have been and will be prepared in accordance with generally accepted accounting principles consistently applied.

f. No material adverse change has occurred in the financial condition or operations of the Borrower since the last financial statement furnished the Bank dated March 31, 2004.

g. All tax returns which, to the knowledge of the Borrower, were required to be filed by the Borrower have been filed and all taxes which are due and payable have been paid, including interest and penalties, if any.

h. No suits or other legal proceedings are pending or, to the knowledge of the Borrower, threatened against the Borrower which, if adversely determined, would have a material adverse effect on the financial condition or operations of the Borrower.

i. The proceeds of the Loan will be used for the purposes stated above.

5. **AFFIRMATIVE COVENANTS.** Until payment in full of the Loan, the Borrower agrees that it will:

a. Furnish or cause to be furnished to the Bank:

(i) Within one hundred twenty (120) days after the close of each fiscal year the audited financial statement of the Borrower, including a balance sheet and statement of income and retained earnings and changes in the financial position of the Borrower, prepared by independent certified public accountants selected by the Borrower and acceptable to the Bank.

(ii) Within forty-five (45) days after the close of each quarterly period of each fiscal year, a balance sheet and profit and loss statements of the Borrower, as of the end of such period and for the year to date, prepared by the Borrower and certified by a duly authorized officer of the Borrower as fairly presenting the financial condition of the Borrower as of the date of such financial statements, subject to year-end-audit adjustments.

b. At all reasonable times permit the duly authorized representatives of the Bank to examine the books, records and physical properties of the Borrower.

c. Pay and discharge all current obligations as they mature and all taxes, assessments and other government charges or levies before penalties attach, except such as are being diligently contested in good faith and for which an adequate reserve for payment is being maintained.

d. Maintain adequate insurance such as is customarily maintained by similar businesses, and provide certificates evidencing such insurance to the Bank, and within thirty (30) days of written notice from the Bank, obtain such additional insurance as may be reasonably requested.

e. Adhere to the following financial covenants:

(i) Maintain a tangible capital base of at least $12,000,000 at all times.

(ii) Maintain a ratio of total unsubordinated liabilities to its capital base of no greater than 6-to-1.

(iii) With the exception of the Countryside subdivision, a maximum of 15 lots, or $500,000 per community will be permitted.

(iv) Per lot advance will be limited to 90% of cost.

(v) Curtailment to 75% of the original cost for each lot still in the line after twelve months will be required.

f. Maintain the existence of the Borrower.

g. Maintain a depository account or accounts with the Bank with an average monthly balance equal to or above any balances required to be maintained to pay for account and other services provided to the Borrower.

6. **NEGATIVE COVENANTS.** Until payment in full of the Loan, the Borrower shall not:

a. Incur or permit to exist any indebtedness on the Collateral, except indebtedness owed to the Bank.

b. Pledge, mortgage or otherwise encumber the Collateral, except for the liens of first priority in favor of the Bank contemplated by this Agreement.

7. **EVENTS OF DEFAULT.** The occurrence of any of the following events or conditions shall be deemed a default of this Agreement (subject to notice and cure provisions of the Loan documents, if any):

a. Nonpayment by the Borrower when due of any amount payable under the terms of any Note evidencing a Loan hereunder or failure by the Borrower to pay when due any other monetary obligation owed to the Bank.

b. Failure by the Borrower to comply with any term or provision contained in this Agreement or in any Note or in any other Loan Document required by or given in connection with this Agreement.

c. Any statement, representation or warranty herein or at any time furnished to the Bank by or on behalf of the Borrower proving to have a been untrue in any material respect as of the date made or at any time during the term of the loan.

d. The Borrower admitting in writing its inability to pay its debts as they mature or an administrative or judicial order of dissolution or insolvency being entered against the Borrower as debtor.

e. The Borrower applying for, consenting to or acquiescing in the appointment of a trustee or receiver for the Borrower or any of the property of the Borrower or the Borrower making a general assignment for the benefit of creditors.

f. The commencement of any proceeding under the Bankruptcy Code or any other insolvency law by or against the Borrower as debtor.

g. The dissolution, merger or consolidation of the Borrower, or a transfer of all or substantially all of the property of the Borrower.

8. **RIGHTS AND REMEDIES OF THE BANK.** Upon the occurrence of any event of default, as set forth in Section 7, which default continues uncured, the Bank may, upon written notice to the Borrower, declare all amounts outstanding under the Note immediately due and payable in full. The Bank shall have and may exercise, successively or concurrently, any and all rights and remedies available hereunder or existing at law or in equity or under any Loan Document, including without limitation the right to set off and apply any indebtedness from the Bank to the Borrower toward payment of the Note and any other obligations of the Borrower to the Bank.

   No delay nor omission on the part of the Bank to exercise any right or power hereunder shall impair such right or power or be construed as a waiver of any default or as acquiescence therein; and any single or partial exercise of any such right or power shall not preclude other or further exercise thereof or the exercise of any other right or power; and no waiver shall be valid unless in writing signed by the Bank, and then only to the extent specifically set forth in writing.

9. **BINDING EFFECT.** This Agreement shall be binding upon and inure to the benefit of the Borrower and the Bank and their respective successors and assigns. This Agreement and the other Loan Documents have been accepted in Indianapolis, Indiana , and shall be governed by, and construed and enforced in accordance with the laws of the State of Indiana, without regard to the Indiana conflicts of law rules which might require the substantive rules of law of another jurisdiction to apply.

Each covenant in this Agreement shall be construed as being independent of each other covenant contained herein, and non-compliance with any one covenant shall not be deemed to excuse compliance with any or all other covenants.

If you are in agreement with the foregoing, please so indicate by signing on behalf of the Borrower in the space provided below, and return the original of this Agreement to me, together with the commitment fees required herein. A copy of this Agreement, signed by the Bank, is enclosed for your files. This Agreement will not become effective until it is signed and returned to the Bank no later than June 25, 2004.

Yours very truly,

SALIN BANK AND TRUST COMPANY

By: [signature]
D. David Murdock, Senior Vice President

ACKNOWLEDGMENT AND ACCEPTANCE

THE TERMS AND CONDITIONS OF THIS AGREEMENT ARE HEREBY ACKNOWLEDGED AND ACCEPTED AS OF JUNE 1, 2004, THIS 23 DAY OF JUNE, 2004.

DAVIS HOMES, LLC

BY: Davis Holding Corporation, its Manager-Member

BY: ______________________________
C. Richard Davis, Executive Vice President

BY: Davis Investments, L.P., its Manager-Member

BY: Davis Holding Corporation, its General Partner

BY: ______________________________
C. Richard Davis, Executive Vice President

PROMISSORY NOTE

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$5,000,000.00	06-01-2004	05-31-2005	136931	4100	362219	441	
References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "***" has been omitted due to text length limitations.							

Borrower: Davis Homes, LLC
3755 East 82nd Street Suite 120
Indianapolis, IN 46240

Lender: Salin Bank And Trust Company
Indianapolis Center
8455 Keystone Crossing Drive, Suite 100
Indianapolis, IN 46240

Principal Amount: $5,000,000.00 Initial Rate: 4.000% Date of Note: June 1, 2004

PROMISE TO PAY. Davis Homes, LLC ("Borrower") promises to pay to Salin Bank And Trust Company ("Lender"), or order, in lawful money of the United States of America, the principal amount of Five Million & 00/100 Dollars ($5,000,000.00) or so much as may be outstanding, together with interest on the unpaid outstanding principal balance of each advance. Interest shall be calculated from the date of each advance until repayment of each advance.

PAYMENT. Borrower will pay this loan in one payment of all outstanding principal plus all accrued unpaid interest on May 31, 2005. In addition, Borrower will pay regular monthly payments of all accrued unpaid interest due as of each payment date, beginning July 1, 2004, with all subsequent interest payments to be due on the same day of each month after that. Unless otherwise agreed or required by applicable law, payments will be applied first to any accrued unpaid interest; then to principal; then to any unpaid collection costs; and then to any late charges. The annual interest rate for this Note is computed on a 365/360 basis; that is, by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing.

VARIABLE INTEREST RATE. The interest rate on this Note is subject to change from time to time based on changes in an independent index which is the Prime Rate as published in the "Money Rates" column of The Wall Street Journal (the "Index"). The Index is not necessarily the lowest rate charged by Lender on its loans. If the Index becomes unavailable during the term of this loan, Lender may designate a substitute index after notice to Borrower. Lender will tell Borrower the current Index rate upon Borrower's request. The interest rate change will not occur more often than each day. Borrower understands that Lender may make loans based on other rates as well. The Index currently is 4.000% per annum. The interest rate to be applied to the unpaid principal balance of this Note will be at a rate equal to the Index, resulting in an initial rate of 4.000% per annum. NOTICE: Under no circumstances will the interest rate on this Note be more than the maximum rate allowed by applicable law.

PREPAYMENT. Borrower may pay without penalty all or a portion of the amount owed earlier than it is due. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower's obligation to continue to make payments of accrued unpaid interest. Rather, early payments will reduce the principal balance due. Borrower agrees not to send Lender payments marked "paid in full", "without recourse", or similar language. If Borrower sends such a payment, Lender may accept it without losing any of Lender's rights under this Note, and Borrower will remain obligated to pay any further amount owed to Lender. All written communications concerning disputed amounts, including any check or other payment instrument that indicates that the payment constitutes "payment in full" of the amount owed or that is tendered with other conditions or limitations or as full satisfaction of a disputed amount must be mailed or delivered to: Salin Bank And Trust Company, Indianapolis Center, 8455 Keystone Crossing Drive, Suite 100, Indianapolis, IN 46240.

LATE CHARGE. If a payment is 10 days or more late, Borrower will be charged 5.000% of the regularly scheduled payment or $36.00, whichever is greater.

INTEREST AFTER DEFAULT. Upon default, including failure to pay upon final maturity, Lender, at its option, may, if permitted under applicable law, increase the variable interest rate on this Note to 3.000 percentage points over the Index. The interest rate will not exceed the maximum rate permitted by applicable law.

COPY

DEFAULT. Each of the following shall constitute an event of default ("Event of Default") under this Note:

Payment Default. Borrower fails to make any payment when due under this Note.

Other Defaults. Borrower fails to comply with or to perform any other term, obligation, covenant or condition contained in this Note or in any of the related documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower.

Default in Favor of Third Parties. Borrower or any Grantor defaults under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Borrower's property or Borrower's ability to repay this Note or perform Borrower's obligations under this Note or any of the related documents.

False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or on Borrower's behalf under this Note or the related documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Death or Insolvency. The dissolution of Borrower (regardless of whether election to continue is made), any member withdraws from Borrower, or any other termination of Borrower's existence as a going business or the death of any member, the insolvency of Borrower, the appointment of a receiver for any part of Borrower's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or by any governmental agency against any collateral securing the loan. This includes a garnishment of any of Borrower's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any guarantor, endorser, surety, or accommodation party of any of the indebtedness or any guarantor, endorser, surety, or accommodation party dies or becomes incompetent, or revokes or disputes the validity of, or liability under, any guaranty of the indebtedness evidenced by this Note. In the event of a death, Lender, at its option, may, but shall not be required to, permit the guarantor's estate to assume unconditionally the obligations arising under the guaranty in a manner satisfactory to Lender, and, in doing so, cure any Event of Default.

Adverse Change. A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of this Note is impaired.

Cure Provisions. If any default, other than a default in payment is curable and if Borrower has not been given a notice of a breach of the same provision of this Note within the preceding twelve (12) months, it may be cured (and no event of default will have occurred) if Borrower, after receiving written notice from Lender demanding cure of such default: (1) cures the default within fifteen (15) days; or (2) if the cure requires more than fifteen (15) days, immediately initiates steps which Lender deems in Lender's sole discretion to be sufficient to cure the default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

LENDER'S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance on this Note and all accrued unpaid interest immediately due, and then Borrower will pay that amount. Under all circumstances, the Indebtedness will be repaid without relief from any Indiana or other valuation and appraisement laws.

ATTORNEYS' FEES; EXPENSES. Lender may hire or pay someone else to help collect this Note if Borrower does not pay. Borrower will pay Lender that amount. This includes, subject to any limits under applicable law, Lender's attorneys' fees and Lender's legal expenses, whether or not there is a lawsuit, including without limitation all attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), and appeals. If not prohibited by applicable law, Borrower also will pay any court costs, in addition to all other sums provided by law.

JURY WAIVER. Lender and Borrower hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Borrower against the other.

GOVERNING LAW. This Note will be governed by, construed and enforced in accordance with federal law and the laws of the State of Indiana. This Note has been accepted by Lender in the State of Indiana.

CHOICE OF VENUE. If there is a lawsuit, Borrower agrees upon Lender's request to submit to the jurisdiction of the courts of Marion County,

State of Indiana.

RIGHT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Borrower's accounts with Lender (whether checking, savings, or some other account). This includes all accounts Borrower holds jointly with someone else and all accounts Borrower may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the indebtedness against any and all such accounts.

COLLATERAL. Borrower acknowledges this Note is secured by Various Real Estate Mortgages and Salin Bank & Trust COD #102803.

LINE OF CREDIT. This Note evidences a revolving line of credit. Advances under this Note, as well as directions for payment from Borrower's accounts, may be requested orally or in writing by Borrower or by an authorized person. Lender may, but need not, require that all oral requests be confirmed in writing. Borrower agrees to be liable for all sums either: (A) advanced in accordance with the instructions of an authorized person or (B) credited to any of Borrower's accounts with Lender. The unpaid principal balance owing on this Note at any time may be evidenced by endorsements on this Note or by Lender's internal records, including daily computer print-outs. Lender will have no obligation to advance funds under this Note if: (A) Borrower or any guarantor is in default under the terms of this Note or any agreement that Borrower or any guarantor has with Lender, including any agreement made in connection with the signing of this Note; (B) Borrower or any guarantor ceases doing business or is insolvent; (C) any guarantor seeks, claims or otherwise attempts to limit, modify or revoke such guarantor's guarantee of this Note or any other loan with Lender; or (D) Borrower has applied funds provided pursuant to this Note for purposes other than those authorized by Lender.

THIS NOTE IS SECURED BY THE FOLLOWING:. Various Real Estate Mortgages and Salin Bank & Trust COD #102803.

LOAN AGREEMENT. This loan is further supported by a Loan Agreement dated May 31, 2002. All terms and conditions of this Loan Agreement shall remain in full force and effect.

SUCCESSOR INTERESTS. The terms of this Note shall be binding upon Borrower, and upon Borrower's heirs, personal representatives, successors and assigns, and shall inure to the benefit of Lender and its successors and assigns.

NOTIFY US OF INACCURATE INFORMATION WE REPORT TO CONSUMER REPORTING AGENCIES. Please notify us if we report any inaccurate information about your account(s) to a consumer reporting agency. Your written notice describing the specific inaccuracy(ies) should be sent to us at the following address: Salin Bank And Trust Company, Indianapolis Center, 8455 Keystone Crossing Drive, Suite 100, Indianapolis, IN 46240

GENERAL PROVISIONS. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. Borrower and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, and notice of dishonor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this loan or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made. The obligations under this Note are joint and several.

PRIOR TO SIGNING THIS NOTE, BORROWER READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE, INCLUDING THE VARIABLE INTEREST RATE PROVISIONS. BORROWER AGREES TO THE TERMS OF THE NOTE.

BORROWER ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THIS PROMISSORY NOTE.

BORROWER:

DAVIS HOMES, LLC

BY: DAVIS HOLDING CORPORTION, its Manager-Member

By:________________________
C. Richard Davis, Executive Vice President of
Davis Holding Corportion

BY: DAVIS INVESTMENTS, L.P., its Manager-Member

BY: DAVIS HOLDING CORPORATION, its General Partner

By:________________________
C. Richard Davis, Executive Vice President of
Davis Holding Corporation

LASER PRO Lending, Ver. 5.23.10.001 Copr. Harland Financial Solutions, Inc. 1997, 2004. All Rights Reserved. - IN C:\CFI\LPL\D20.FC TR-9366 PR-7

DISBURSEMENT REQUEST AND AUTHORIZATION

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$5,000,000.00	06-01-2004	05-31-2005	136931	4100	362219	441	
References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "****" has been omitted due to text length limitations.							

Borrower: Davis Homes, LLC
3755 East 82nd Street Suite 120
Indianapolis, IN 46240

Lender: Salin Bank And Trust Company
Indianapolis Center
8455 Keystone Crossing Drive, Suite 100
Indianapolis, IN 46240

LOAN TYPE. This is a Variable Rate Nondisclosable Revolving Line of Credit Loan to a Limited Liability Company for $5,000,000.00 due on May 31, 2005. The reference rate (Prime Rate as published in the "Money Rates" column of The Wall Street Journal, currently 4.000%), resulting in an initial rate of 4.000. This is a secured renewal loan.

PRIMARY PURPOSE OF LOAN. The primary purpose of this loan is for:

☐ Personal, Family, or Household Purposes or Personal Investment.

☒ Business (Including Real Estate Investment).

SPECIFIC PURPOSE. The specific purpose of this loan is: Renew #136931.

DISBURSEMENT INSTRUCTIONS. Borrower understands that no loan proceeds will be disbursed until all of Lender's conditions for making the loan have been satisfied. Please disburse the loan proceeds of $5,000,000.00 as follows:

Other Disbursements: $754,045.88 Renew #136931 $4,245,954.12 Available to Draw	$5,000,000.00
Note Principal:	$5,000,000.00

CHARGES PAID IN CASH. Borrower has paid or will pay in cash as agreed the following charges:

Prepaid Finance Charges Paid in Cash:	$0.00
Other Charges Paid in Cash: $12,500.00 Commitment Fee ~~$3,996.17 Interest to 6-1-04~~	$16,496.17
Total Charges Paid in Cash:	$16,496.17

FINANCIAL CONDITION. BY SIGNING THIS AUTHORIZATION, BORROWER REPRESENTS AND WARRANTS TO LENDER THAT THE INFORMATION PROVIDED ABOVE IS TRUE AND CORRECT AND THAT THERE HAS BEEN NO MATERIAL ADVERSE CHANGE IN BORROWER'S FINANCIAL CONDITION AS DISCLOSED IN BORROWER'S MOST RECENT FINANCIAL STATEMENT TO LENDER. THIS AUTHORIZATION IS DATED JUNE 1, 2004.

BORROWER:

DAVIS HOMES, LLC

BY: DAVIS HOLDING CORPORTION, its Manager-Member

By:____________________________
C. Richard Davis, Executive Vice President of
Davis Holding Corportion

BY: DAVIS INVESTMENTS, L.P., its Manager-Member

BY: DAVIS HOLDING CORPORATION, its General Partner

By:____________________________
C. Richard Davis, Executive Vice President of
Davis Holding Corporation

COPY

LASER PRO Lending, Ver. 5.23.10.001 Copr. Harland Financial Solutions, Inc. 1997, 2004. All Rights Reserved. - IN D:\CFI\LPL\I20.FC TR-9365 PR-7

AS 3NMENT OF DEPOSIT ACC(NT

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$5,000,000.00	06-01-2004	05-31-2005	136931	4100	362219	441	

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "***" has been omitted due to text length limitations.

Grantor: Davis Homes, LLC
3755 East 82nd Street Suite 120
Indianapolis, IN 46240

Lender: Salin Bank And Trust Company
Indianapolis Center
8455 Keystone Crossing Drive, Suite 100
Indianapolis, IN 46240

THIS ASSIGNMENT OF DEPOSIT ACCOUNT dated June 1, 2004, is made and executed between Davis Homes, LLC ("Grantor") and Salin Bank And Trust Company ("Lender").

ASSIGNMENT. For valuable consideration, Grantor assigns and grants to Lender a security interest in the Collateral, including without limitation the deposit accounts described below, to secure the Indebtedness and agrees that Lender shall have the rights stated in this Agreement with respect to the Collateral, in addition to all other rights which Lender may have by law.

COLLATERAL DESCRIPTION. The word "Collateral" means the following described deposit account ("Account"):

CD Account Number 102803 with Lender with an approximate balance of $375,000.00

together with (A) all interest, whether now accrued or hereafter accruing; (B) all additional deposits hereafter made to the Account; (C) any and all proceeds from the Account; and (D) all renewals, replacements and substitutions for any of the foregoing.

RIGHT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Grantor's accounts with Lender (whether checking, savings, or some other account). This includes all accounts Grantor holds jointly with someone else and all accounts Grantor may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Grantor authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the Indebtedness against any and all such accounts.

GRANTOR'S REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE COLLATERAL. With respect to the Collateral, Grantor represents and promises to Lender that:

Ownership. Grantor is the lawful owner of the Collateral free and clear of all loans, liens, encumbrances, and claims except as disclosed to and accepted by Lender in writing.

Right to Grant Security Interest. Grantor has the full right, power, and authority to enter into this Agreement and to assign the Collateral to Lender.

No Prior Assignment. Grantor has not previously granted a security interest in the Collateral to any other creditor.

No Further Transfer. Grantor shall not sell, assign, encumber, or otherwise dispose of any of Grantor's rights in the Collateral except as provided in this Agreement.

No Defaults. There are no defaults relating to the Collateral, and there are no offsets or counterclaims to the same. Grantor will strictly and promptly do everything required of Grantor under the terms, conditions, promises, and agreements contained in or relating to the Collateral.

Proceeds. Any and all replacement or renewal certificates, instruments, or other benefits or proceeds related to the Collateral that are received by Grantor shall be held by Grantor in trust for Lender and immediately shall be delivered by Grantor to Lender to be held as part of the Collateral.

Validity; Binding Effect. This Agreement is binding upon Grantor and Grantor's successors and assigns and is legally enforceable in accordance with its terms.

Financing Statements. Grantor authorizes Lender to file a UCC-1 financing statement, or alternatively, a copy of this Agreement to perfect Lender's security interest. At Lender's request, Grantor additionally agrees to sign all other documents that are necessary to perfect, protect, and continue Lender's security interest in the Property. Grantor will pay all filing fees, title transfer fees, and other fees and costs involved unless prohibited by law or unless Lender is required by law to pay such fees and costs. Lender may sign and file financing statements without Grantor's signature, and Grantor irrevocably appoints Lender to execute financing statements and documents of title in Grantor's name and to execute all documents necessary to transfer title if there is a default. Lender may file a copy of this Agreement as a financing statement. If Grantor changes Grantor's name or address, or the name or address of any person granting a security interest under this Agreement changes, Grantor will promptly notify the Lender of such change.

LENDER'S RIGHTS AND OBLIGATIONS WITH RESPECT TO THE COLLATERAL. While this Agreement is in effect, Lender may retain the rights to possession of the Collateral, together with any and all evidence of the Collateral, such as certificates or passbooks. This Agreement will remain in effect until (a) there no longer is any Indebtedness owing to Lender; (b) all other obligations secured by this Agreement have been fulfilled; and (c) Grantor, in writing, has requested from Lender a release of this Agreement.

LENDER'S EXPENDITURES. If any action or proceeding is commenced that would materially affect Lender's interest in the Collateral or if Grantor fails to comply with any provision of this Agreement or any Related Documents, including but not limited to Grantor's failure to discharge or pay when due any amounts Grantor is required to discharge or pay under this Agreement or any Related Documents, Lender on Grantor's behalf may (but shall not be obligated to) take any action that Lender deems appropriate, including but not limited to discharging or paying all taxes, liens, security interests, encumbrances and other claims, at any time levied or placed on the Collateral and paying all costs for insuring, maintaining and preserving the Collateral. All such expenditures incurred or paid by Lender for such purposes will then bear interest at the rate charged under the Note from the date incurred or paid by Lender to the date of repayment by Grantor. All such expenses will become a part of the Indebtedness and, at Lender's option, will (A) be payable on demand; (B) be added to the balance of the Note and be apportioned among and be payable with any installment payments to become due during either (1) the term of any applicable insurance policy; or (2) the remaining term of the Note; or (C) be treated as a balloon payment which will be due and payable at the Note's maturity. The Agreement also will secure payment of these amounts. Such right shall be in addition to all other rights and remedies to which Lender may be entitled upon Default.

LIMITATIONS ON OBLIGATIONS OF LENDER. Lender shall use ordinary reasonable care in the physical preservation and custody of any certificate or passbook for the Collateral but shall have no other obligation to protect the Collateral or its value. In particular, but without limitation, Lender shall have no responsibility (A) for the collection or protection of any income on the Collateral; (B) for the preservation of rights against issuers of the Collateral or against third persons; (C) for ascertaining any maturities, conversions, exchanges, offers, tenders, or similar matters relating to the Collateral; nor (D) for informing the Grantor about any of the above, whether or not Lender has or is deemed to have knowledge of such matters.

DEFAULT. Each of the following shall constitute an Event of Default under this Agreement:

Payment Default. Grantor fails to make any payment when due under the Indebtedness.

Other Defaults. Grantor fails to comply with or to perform any other term, obligation, covenant or condition contained in this Agreement or in any of the Related Documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Grantor.

Default in Favor of Third Parties. Should Grantor or any Grantor default under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Grantor's property or Grantor's or any Grantor's ability to repay the Indebtedness or perform their respective obligations under this Agreement or any of the Related Documents.

False Statements. Any warranty, representation or statement made or furnished to Lender by Grantor or on Grantor's behalf under this Agreement or the Related Documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Defective Collateralization. This Agreement or any of the Related Documents ceases to be in full force and effect (including failure of any collateral document to create a valid and perfected security interest or lien) at any time and for any reason.

Insolvency. The dissolution of Grantor (regardless of whether election to continue is made), any member withdraws from the limited liability company, or any other termination of Grantor's existence as a going business or the death of any member, the insolvency of Grantor, the appointment of a receiver for any part of Grantor's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Grantor.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Grantor or by any governmental agency against any collateral securing the Indebtedness. This includes a garnishment of any of Grantor's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Grantor as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Grantor gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Events Affecting Guarantor. Any of the preceding events occurs with respect to guarantor, endorser, surety, or accommodation party of any of the Indebtedness or guarantor, endorser, surety, or accommodation party dies or becomes incompetent or revokes or disputes the validity of, or liability under, any Guaranty of the Indebtedness.

Adverse Change. A material adverse change occurs in Grantor's financial condition, or Lender believes the prospect of payment or performance of the Indebtedness is impaired.

Cure Provisions. If any default, other than a default in payment is curable and if Grantor has not been given a notice of a breach of the same provision of this Agreement within the preceding twelve (12) months, it may be cured (and no event of default will have occurred) if Grantor, after receiving written notice from Lender demanding cure of such default: (1) cures the default within fifteen (15) days; or (2) if the cure requires more than fifteen (15) days, immediately initiates steps which Lender deems in Lender's sole discretion to be sufficient to cure the default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

RIGHTS AND REMEDIES ON DEFAULT. Upon the occurrence of an Event of Default, or at any time thereafter, Lender may exercise any one or more of the following rights and remedies, in addition to any rights or remedies that may be available at law, in equity, or otherwise:

Accelerate Indebtedness. Lender may declare all Indebtedness of Grantor to Lender immediately due and payable, without notice of any kind to Grantor.

Application of Account Proceeds. Lender may take directly all funds in the Account and apply them to the Indebtedness. If the Account is subject to an early withdrawal penalty, that penalty shall be deducted from the Account before its application to the Indebtedness, whether the Account is with Lender or some other institution. Any excess funds remaining after application of the Account proceeds to the Indebtedness will be paid to Grantor as the interests of Grantor may appear. Grantor agrees, to the extent permitted by law, to pay any deficiency after application of the proceeds of the Account to the Indebtedness. Lender also shall have all the rights of a secured party under the Indiana Uniform Commercial Code, even if the Account is not otherwise subject to such Code concerning security interests, and the parties to this Agreement agree that the provisions of the Code giving rights to a secured party shall nonetheless be a part of this Agreement. Under all circumstances, the Indebtedness will be repaid without relief from any Indiana or other valuation and appraisement laws.

Transfer Title. Lender may effect transfer of title upon sale of all or part of the Collateral. For this purpose, Grantor irrevocably appoints Lender as Grantor's attorney-in-fact to execute endorsements, assignments and instruments in the name of Grantor and each of them (if more than one) as shall be necessary or reasonable.

Other Rights and Remedies. Lender shall have and may exercise any or all of the rights and remedies of a secured creditor under the provisions of the Indiana Uniform Commercial Code, at law, in equity, or otherwise.

Deficiency Judgment. If permitted by applicable law, Lender may obtain a judgment for any deficiency remaining in the Indebtedness due to Lender after application of all amounts received from the exercise of the rights provided in this section.

Election of Remedies. Except as may be prohibited by applicable law, all of Lender's rights and remedies, whether evidenced by this Agreement or by any other writing, shall be cumulative and may be exercised singularly or concurrently. Election by Lender to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of Grantor under this Agreement, after Grantor's failure to perform, shall not affect Lender's right to declare a default and exercise its remedies.

Cumulative Remedies. All of Lender's rights and remedies, whether evidenced by this Agreement or by any other writing, shall be cumulative and may be exercised singularly or concurrently. Election by Lender to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of Grantor under this Agreement, after Grantor's failure to perform, shall not affect Lender's right to declare a default and to exercise its remedies.

MISCELLANEOUS PROVISIONS. The following miscellaneous provisions are a part of this Agreement:

Amendments. This Agreement, together with any Related Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Agreement. No alteration of or amendment to this Agreement shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

Attorneys' Fees; Expenses. Grantor agrees to pay upon demand all of Lender's costs and expenses, including Lender's attorneys' fees and Lender's legal expenses, incurred in connection with the enforcement of this Agreement. Lender may hire or pay someone else to help enforce this Agreement, and Grantor shall pay the costs and expenses of such enforcement. Costs and expenses include Lender's attorneys' fees and legal expenses whether or not there is a lawsuit, including attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. Grantor also shall pay all court costs and such additional fees as may be directed by the court.

Caption Headings. Caption headings in this Agreement are for convenience purposes only and are not to be used to interpret or define the provisions of this Agreement.

Governing Law. This Agreement will be governed by, construed and enforced in accordance with federal law and the laws of the State of Indiana. This Agreement has been accepted by Lender in the State of Indiana.

Choice of Venue. If there is a lawsuit, Grantor agrees upon Lender's request to submit to the jurisdiction of the courts of Marion County, State of Indiana.

No Waiver by Lender. *Lender shall not be deemed to have waived any rights under this Agreement unless such waiver is given in writing* and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Agreement shall not prejudice or constitute a waiver of Lender's right otherwise to demand strict compliance with that provision or any other provision of this Agreement. No prior waiver by Lender, nor any course of dealing between Lender and Grantor, shall constitute a waiver of any of Lender's rights or of any of Grantor's obligations as to any future transactions. Whenever the consent of Lender is required under this Agreement, the granting of such consent by Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lender.

Notices. Any notice required to be given under this Agreement shall be given in writing, and shall be effective when actually delivered, when actually received by telefacsimile (unless otherwise required by law), when deposited with a nationally recognized overnight courier, or, if mailed, when deposited in the United States mail, as first class, certified or registered mail postage prepaid, directed to the addresses shown near the beginning of this Agreement. Any party may change its address for notices under this Agreement by giving formal written notice to the other parties, specifying that the purpose of the notice is to change the party's address. For notice purposes, Grantor agrees to keep Lender informed at all times of Grantor's current address. Unless otherwise provided or required by law, if there is more than one Grantor, any notice given by Lender to any Grantor is deemed to be notice given to all Grantors.

Power of Attorney. Grantor hereby appoints Lender as its true and lawful attorney-in-fact, irrevocably, with full power of substitution to do the following: (1) to demand, collect, receive, receipt for, sue and recover all sums of money or other property which may now or hereafter become due, owing or payable from the Collateral; (2) to execute, sign and endorse any and all claims, instruments, receipts, checks, drafts or warrants issued in payment for the Collateral; (3) to settle or compromise any and all claims arising under the Collateral, and in the place and stead of Grantor, to execute and deliver its release and settlement for the claim; and (4) to file any claim or claims or to take any action or institute or take part in any proceedings, either in its own name or in the name of Grantor, or otherwise, which in the discretion of Lender may seem to be necessary or advisable. This power is given as security for the Indebtedness, and the authority hereby conferred is and shall be irrevocable and shall remain in full force and effect until renounced by Lender.

Severability. If a court of competent jurisdiction finds any provision of this Agreement to be illegal, invalid, or unenforceable as to any circumstance, that finding shall not make the offending provision illegal, invalid, or unenforceable as to any other circumstance. If feasible, the offending provision shall be considered modified so that it becomes legal, valid and enforceable. If the offending provision cannot be so modified, it shall be considered deleted from this Agreement. Unless otherwise required by law, the illegality, invalidity, or unenforceability of any provision of this Agreement shall not affect the legality, validity or enforceability of any other provision of this Agreement.

Successors and Assigns. Subject to any limitations stated in this Agreement on transfer of Grantor's interest, this Agreement shall be binding upon and inure to the benefit of the parties, their successors and assigns. If ownership of the Collateral becomes vested in a person other than Grantor, Lender, without notice to Grantor, may deal with Grantor's successors with reference to this Agreement and the Indebtedness by way of forbearance or extension without releasing Grantor from the obligations of this Agreement or liability under the Indebtedness.

Survival of Representations and Warranties. All representations, warranties, and agreements made by Grantor in this Agreement shall survive the execution and delivery of this Agreement, shall be continuing in nature, and shall remain in full force and effect until such time as Grantor's Indebtedness shall be paid in full.

Time is of the Essence. Time is of the essence in the performance of this Agreement.

Waive Jury. All parties to this Agreement hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by any party against any other party.

DEFINITIONS. The following capitalized words and terms shall have the following meanings when used in this Agreement. Unless specifically stated to the contrary, all references to dollar amounts shall mean amounts in lawful money of the United States of America. Words and terms used in the singular shall include the plural, and the plural shall include the singular, as the context may require. Words and terms not otherwise defined in this Agreement shall have the meanings attributed to such terms in the Uniform Commercial Code:

Account. The word "Account" means the deposit account described in the "Collateral Description" section.

Agreement. The word "Agreement" means this Assignment of Deposit Account, as this Assignment of Deposit Account may be amended or modified from time to time, together with all exhibits and schedules attached to this Assignment of Deposit Account from time to time.

Borrower. The word "Borrower" means Davis Homes, LLC and includes all co-signers and co-makers signing the Note.

Collateral. The word "Collateral" means all of Grantor's right, title and interest in and to all the Collateral as described in the Collateral Description section of this Agreement.

Default. The word "Default" means the Default set forth in this Agreement in the section titled "Default".

Event of Default. The words "Event of Default" mean any of the events of default set forth in this Agreement in the default section of this Agreement.

Grantor. The word "Grantor" means Davis Homes, LLC.

Guaranty. The word "Guaranty" means the guaranty from guarantor, endorser, surety, or accommodation party to Lender, including without limitation a guaranty of all or part of the Note.

Indebtedness. The word "Indebtedness" means the indebtedness evidenced by the Note or Related Documents, including all principal and interest together with all other indebtedness and costs and expenses for which Grantor is responsible under this Agreement or under any of the Related Documents.

Lender. The word "Lender" means Salin Bank And Trust Company, its successors and assigns.

Note. The word "Note" means the Note executed by Davis Homes, LLC in the principal amount of $5,000,000.00 dated June 1, 2004, together with all renewals of, extensions of, modifications of, refinancings of, consolidations of, and substitutions for the note or credit agreement.

Property. The word "Property" means all of Grantor's right, title and interest in and to all the Property as described in the "Collateral Description" section of this Agreement.

Related Documents. The words "Related Documents" mean all promissory notes, credit agreements, loan agreements, environmental agreements, guaranties, security agreements, mortgages, deeds of trust, security deeds, collateral mortgages, and all other instruments, agreements and documents, whether now or hereafter existing, executed in connection with the Indebtedness.

GRANTOR HAS READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS ASSIGNMENT OF DEPOSIT ACCOUNT AND AGREES TO ITS TERMS. THIS AGREEMENT IS DATED JUNE 1, 2004.

GRANTOR:

DAVIS HOMES, LLC

COPY

BY: DAVIS HOLDING CORPORTION, its Manager-Member

By:________________________
C. Richard Davis, Executive Vice President of
Davis Holding Corportion

BY: DAVIS INVESTMENTS, L.P., its Manager-Member

BY: DAVIS HOLDING CORPORATION, its General Partner

By:________________________
C. Richard Davis, Executive Vice President of
Davis Holding Corporation

LENDER:

SALIN BANK AND TRUST COMPANY

X________________________
Authorized Signer

Number: 784

COLLATERAL RECEIPT

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$5,000,000.00	06-01-2004	05-31-2005	136931	4100	362219	441	

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.
Any item above containing "***" has been omitted due to text length limitations.

Grantor: Davis Homes, LLC
3755 East 82nd Street Suite 120
Indianapolis, IN 46240

Lender: Salin Bank And Trust Company
Indianapolis Center
8455 Keystone Crossing Drive, Suite 100
Indianapolis, IN 46240

Description of Collateral	Custody Control Signatures	Date Released
CD Account Number 102803 with Lender with an approximate balance of $375,000.00		

Initial Delivery Acknowledgements:

Grantor: ______________________
(Grantor's Signature)

Salin Bank And Trust Company
By: ______________________
(Authorized Officer)

Return Receipt Acknowledgement:

Grantor acknowledges the receipt of all collateral, including all unmatured coupons, if any.

X ______________________
(Grantor's Signature)

Instructions for Returning Collateral and Disposition of Coupons: ______________________

LASER PRO Lending, Ver. 5.23.10.001 Copr. Harland Financial Solutions, Inc. 1997, 2004 All Rights Reserved. - IN Q:\CFI\LPL\G50.FC TR-9368 PR-7

COPY

Exhibit 6.06

Revolving Note and Credit Agreement with Union Planters Bank, N.A., dated August 9, 2001, as amended

FIFTH AMENDMENT TO CREDIT AGREEMENT

This Fifth Amendment to Credit Agreement and Third Amendment to Revolving Note ("Fifth Amendment"), is made and entered by and between **DAVIS HOMES, LLC**, an Indiana limited liability company ("Borrower"), and **UNION PLANTERS BANK, N.A.** ("Bank"), a national banking association, having a main banking office at Indianapolis, Indiana. All capitalized and designated terms in this Fifth Amendment shall have the meanings ascribed to them in the Credit Agreement (described below).

WHEREAS, on August 9, 2001, Borrower executed and delivered to Lender certain loan documents including, but not limited to, a Revolving Note (the "Note") and a Credit Agreement (the "Credit Agreement") (collectively, the "Loan Documents") evidencing and securing a revolving line of credit loan extended by Lender to Borrower of even date therewith ("Line of Credit");

WHEREAS, Borrower and Bank entered an Amendment to Revolving Note and Second Amendment to Credit Agreement, dated July 24, 2002, further modifying the Note and Credit Agreement extending the maturity date of the Line of Credit;

WHEREAS, subsequent thereto, Borrower and Bank entered an Amendment to Credit Agreement, dated October 14, 2002, modifying the provisions in the Credit Agreement relating to title commitment exceptions and security for the Line of Credit;

WHEREAS, Borrower and Bank entered an Third Amendment to Credit Agreement and Second Amendment to Revolving Note, dated January 10, 2003, further modifying the Note and Credit Agreement by extending the maturity date of the Line of Credit, redefining the definition of "Borrowing Base" and otherwise amending certain covenants of the Loan;

WHEREAS, Borrower and Bank entered a Fourth Amendment to Credit Agreement, dated July 1, 2003, further amending the definition of "Borrowing Base" and otherwise amending certain covenants of the Loan; and

WHEREAS, Borrower and Bank now desire to modify the Loan Documents according to the terms and conditions of this Fifth Amendment.

NOW THEREFORE, for value received, Borrower and Bank agree to amend the Line of Credit, Note, Credit Agreement, and all other Loan Documents, according to the following terms and provisions:

1. **"Base Rate".** The definition of "Base Rate" contained in Section 1. "Rules of Construction and Definitions," subsection (b) "Definitions." of the Credit Agreement shall be modified to state:

> **"Base Rate"** means the per annum rate equal to the Prime Rate in effect from time to time less one quarter percent (0.25%), which Base Rate shall change simultaneously with any change in such Prime Rate.

2. "**Maximum Amount**". The definition of "Maximum Amount" contained in Section 1. "Rules of Construction and Definitions," subsection (b) "Definitions." of the Credit Agreement shall be modified to state:

> "**Maximum Amount**" means with respect to the limit on the Line of Credit the sum of Ten Million Dollars ($10,000,000.00).

3. "**Borrowing Base**". The definition of "Borrowing Base" contained in Section 1. "Rules of Construction and Definitions," subsection (b) "Definitions." of the Credit Agreement shall be modified to state:

> "**Borrowing Base**". Means an amount equal, as of any date such amount is to be determined, to the sum of the following:
>
> (a) with respect to any Contract Home, the lesser of one hundred percent (100%) of cost or eighty percent (80%) of the contract sales price of such Contract Home, to be based on the status of percentage of completion of such Contract Home;
>
> (b) with respect to Development Lots, eighty percent (80%) of the appraised value of such lot purchased by Borrower up to a maximum of fifteen Development Lots;
>
> (c) with respect to any Speculative Home, the lesser of one hundred percent (100%) of cost or eighty percent (80%) of the appraised value of such Speculative Home, to be based on the status of percentage of completion of such Speculative Home, up to a maximum of two (2) Speculative Homes in any one subdivision (including all sections of multi-phased subdivisions) at any one time;
>
> (d) with respect to any Model Homes, the lesser of one hundred percent (100%) of cost or eighty percent (80%) of the appraised value of such Model Home, to be based on the status of percentage of completion of such Model Home, up to a maximum of five (5) Model Homes in any one subdivision (including all sections of multi-phased subdivisions) at any one time;
>
> provided that the maximum Borrowing Base for the aggregate sums advanced for Speculative Homes and Model Homes under items (c) and (d) above shall not exceed 20 homes at any one time; and provided, further, the maximum Borrowing Base for the aggregate sums advanced for Development Lots, Speculative Homes and Model Homes under items (b), (c) and (d) shall not exceed Two Million Eight Hundred Seventy-Five Thousand Dollars ($2,875,000) at any one time.

4. **Draw Schedule**. The draw schedule is hereby amended from four (4) draws to three (3) draws, on a schedule of approximately twenty percent (20%) draw at the time of commencement, an additional forty percent (40%) draw at the time of framing, and a final draw of forty percent (40%) at the time of completion of interior trim, respectively.

5. **Maturity**. Notwithstanding any provision to the contrary, wherever reference is made in any of the Loan Documents to the maturity date, final maturity, or date when all outstanding principal and accrued interest are due and payable in full on the Line of Credit, or similar reference, such date shall be extended to and including November 1, 2005, as such date may be extended and renewed further from time to time.

6. **Affirmative Covenants**. Section 5. of the Credit Agreement, "Affirmative Covenants of the Borrower", subsection (c), shall be modified to state as follows:

"(c) **Minimum Operating Levels**. The Borrower shall maintain the following minimum financial operating levels (the "Maximum Operating Levels") during the time period specified:"

"(i) **Total Liabilities to Tangible Capital Base**. During the term of the Loan, Borrowers' maximum total liabilities to tangible capital base shall not exceed a ratio of four and one half to one (4.50:1), as of each anniversary period ending December 31, and shall not exceed a ratio of five and one half to one (5.50:1) as of each quarterly period ending March 31, June 30 and September 30, respectively. For purposes of this covenant, maximum total liabilities to tangible capital base shall be defined to mean Borrower's total liabilities minus subordinated debt divided by net worth (less related party receivables and intangible assets) plus subordinated debt;

"(ii) **Minimum Tangible Capital Base**. Borrower shall maintain a minimum Tangible Capital Base (net worth (less related party receivables and intangible assets) plus subordinated debt) of Fourteen Million Dollars ($14,000,000.00); and

"(iii) **Current Ratio**. The Borrowers ratio of current assets to current liabilities shall not be less than 1.00 to 1.00, tested quarterly."

7. **Additional Negative Covenant**. Section 6. "Negative Covenants of the Borrower" of the Credit Agreement shall be modified to include the following provision:

"(k) **Total Spec and Model Home Limit**. The number of spec and model homes owned by Borrower shall not exceed forty percent (40%) of Borrower's total home inventory."

8. **Security**. The Line of Credit shall be secured additionally by the respective Guarantor's Consents to Fifth Amendment, whereby Davis Holding Corporation and Davis Investments, L.P., consent to the further amendment to the terms of the Line of Credit and to this Fifth Amendment and reaffirm all other terms of the Loan Documents not specifically modified hereby.

9. **Limitation of Amendment**. Except as specifically modified herein, all other terms and conditions of the Credit Agreement, Note, and all other Loan Documents shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Fifth Amendment as of the 8th day December, 2004.

DAVIS HOMES, LLC
By: Davis Holding Corporation,
Managing Member

By:______________________
C. Richard Davis, Vice President

UNION PLANTERS BANK, N.A.

By:______________________
Charles L. Kase, Vice President

REPLACEMENT REVOLVING NOTE

$10,000,000.00

Indianapolis, Indiana
Date: December 8, 2004
Final Maturity Date: November 1, 2005

On or before November 1, 2005, **DAVIS HOMES, LLC**, an Indiana limited liability company (the "Maker"), promises to pay to the order of **UNION PLANTERS BANK, N.A.**, a national banking association (the "Lender"), at the principal banking office of the Lender in Indianapolis, Indiana, the outstanding principal sum of Ten Million and 00/100 Dollars ($10,000,000.00) or so much of the principal amount of the Line of Credit represented by this note as may be disbursed and outstanding by the Bank under the terms of the Credit Agreement described below, and to pay interest on the unpaid principal balance outstanding from time to time until maturity, as herein provided.

This Note evidences indebtedness incurred or to be incurred by the Maker under a Line of Credit extended to the Maker by the Lender under a Credit Agreement (as the same has been and may be amended from time to time, the "Credit Agreement"), dated as of August 9, 2001, between Maker and Lender, and as amended including the amendment of even date herewith, which Loan is referred to in the Credit Agreement as the "Loan," and is secured by certain "Loan Documents" referred to in the Credit Agreement. All capitalized and designated terms in this Note shall have the meanings ascribed to them in the Credit Agreement. The principal amount of the Loan evidenced by this Note outstanding from time to time shall be determined by reference to the books and records of the Lender. Such books and records shall be deemed *prima facie* to be correct as to such matters.

Interest on the unpaid portion of the principal balance of the Loan outstanding from time to time, until maturity, whether by acceleration or otherwise, shall accrue from the date hereof until repaid or until Final Maturity at a rate equal to the Prime Rate less one quarter percent (0.25%) ("Interest Rate"). After Maturity, whether by acceleration or scheduled Maturity, until paid in full, or when and so long as there shall exist any uncured default under the Credit Agreement or the Loan Documents, the Loan shall accrue interest at a rate equal to three percent (3%) per annum above the otherwise applicable rate (the "Default Rate"). "Prime Rate" means a variable per annum interest rate adjusted daily, equal at all times to the rate established and quoted from time to time by the Lender as the Prime Rate in effect at its principal office in Indianapolis, Indiana. The Prime Rate shall not necessarily have any relation to the rate of interest which the Lender actually charges on any loans or class of loans. Interest will at all times be calculated on the basis of the actual number of days elapsed in a year of three hundred sixty (360) days. In addition to the Default Rate of interest, any payments received later than fifteen (15) days after the due date thereof, shall be subject to a late payment charge equal to the lesser of five percent (5%) of the amount of delinquent payments or One Hundred Dollars ($100). Maker may prepay this Note in whole at any time, or in part from time to time, without premium or penalty.

Receipt of a check or other item of payment in itself shall not constitute payment. A payment by check or other item of payment drawn on the Lender shall be credited (conditional upon final collection) on the same day received. A payment by check and other item of payment drawn on any other lender or financial institution shall, for the purpose of determining the outstanding principal balance and calculating interest, be credited (conditional upon final collection) after allowing one (1) Banking Day for collection. Acceptance by the Lender of any payment which is less than full payment of the amount due and owing or which is not in immediately available funds shall not constitute a waiver of the Bank's right to receive payment in full at such or at any other time in immediately available funds.

Accrued interest will be payable monthly commencing on the first (1st) day of the month following the month in which this Note is executed, and on the first (1st) day of each month thereafter and at maturity. If any installment of principal or interest under this Note is payable on a day on which Lender is not open for business, the maturity of such installment shall be extended to the next succeeding banking day, and interest shall be payable during such extension of maturity. In addition, during the term of this Note, Borrower shall periodically make Mortgage Release Price payments as required by the Credit Agreement, which Mortgage Release Price payments shall be applied against the outstanding principal balance of this Note in accordance with the terms of the Credit Agreement.

All amounts payable under the terms of this Note shall be payable with attorneys' fees and without relief from valuation and appraisement laws.

This Note is secured by the Loan Documents, including a Real Estate Mortgage and Security Agreement granted by the Borrower to the Lender encumbering certain real property located in the State of Indiana (the "Mortgage"). The rights and remedies provided in this Note, the Credit Agreement, the Loan Documents, and the Mortgage are cumulative, are in addition to any other right or remedy of Lender, and may be exercised successively, concurrently, or alternatively. Failure to exercise any such right or remedy shall not operate as a waiver thereof.

The Maker and any endorsers or guarantors severally waive demand, presentment for payment, and notice of nonpayment of this Note, and each of them consents to any renewals or extensions of time of payments hereof without notice.

If more than one party shall execute this Note, the term, "Maker" as used herein shall mean all parties signing this Note and each of them, and all such parties shall be jointly and severally obligated and liable hereunder.

If any payment is not paid when due, or if default occurs under the Credit Agreement, Loan Documents, or under any other agreement Maker has with Lender, the holder may, at its option, declare the principal balance of this Note, together with the applicable prepayment

premium and all accrued interest, immediately due and payable, irrespective of the maturity date specified herein, all without relief from valuation or appraisement laws.

This Note is made under and will be governed by the laws of the State of Indiana.

The Lender and the Maker, after consulting or having had the opportunity to consult with counsel, knowingly, voluntarily, and intentionally waive any right either of them may have to a trial by jury in any litigation based upon or arising out of this Note, the Credit Agreement, or any related instrument or agreement or any of the transactions contemplated by any of them. Neither the Lender nor the Maker shall seek to consolidate, by counterclaim or otherwise, any action in which a jury trial has been waived with any other action in which a jury trial cannot be or has not been waived. These provisions shall not be deemed to have been modified in any respect or relinquished by either the Lender or the Maker except by a written instrument executed by both of them.

IN WITNESS WHEREOF, Maker has executed this Note as of the date first hereinabove written.

DAVIS HOMES, LLC

By: Davis Holding Corporation, Managing Member

By: ______________________
C. Richard Davis, Vice President

GUARANTOR'S CONSENT TO FIFTH AMENDMENT

On August 9, 2001, under the terms of a Credit Agreement ("Credit Agreement") between **UNION PLANTERS BANK, N.A.** ("Bank"), and **DAVIS HOMES, LLC** ("Borrower"), **DAVIS HOLDING CORPORATION** ("Guarantor"), executed a Guaranty Agreement (the "Guaranty"), whereby Guarantor agreed to unconditionally guarantee the full and prompt payment when due, whether by acceleration or otherwise, of all of the Obligations defined in the Loan Documents. All capitalized and designated terms in this Guarantor's Consent to Fifth Amendment shall have the meanings ascribed to them in the Credit Agreement.

Borrower and Bank modified the terms of the Line of Credit and the Loan Documents by an Amendment to Credit Agreement, and Borrower and Bank subsequently entered into an Amendment to Revolving Note and Second Amendment to Credit Agreement, a Second Amendment to Revolving Note and Third Amendment to Credit Agreement, and a Fourth Amendment to Credit Agreement, further modifying the terms of the Line of Credit and the Loan Documents, all of which Guarantor has consented to be bound thereby.

Borrower and Bank now desire to amend further the terms of the Line of Credit and the Loan Documents.

For value received, Guarantor hereby consents to the Fifth Amendment to Credit Agreement ("Fifth Amendment") and Replacement Revolving Note of even date herewith to be executed by Borrower and/or Bank.

Guarantor agrees to be bound by the terms of the Fifth Amendment, the Replacement Revolving Note and all other Loan Documents evidencing the indebtedness of Borrower to Bank, as amended, and to continue to unconditionally guarantee the full and prompt payment of all of the obligations defined in the Loan Documents.

Dated: December 8, 2004

DAVIS HOLDING CORPORATION

By: ______________________
C. Richard Davis, Vice President

"Guarantor"

GUARANTOR'S CONSENT TO FIFTH AMENDMENT

On August 9, 2001, under the terms of a Credit Agreement ("Credit Agreement") between **UNION PLANTERS BANK, N.A.** ("Bank"), and **DAVIS HOMES, LLC** ("Borrower"), **DAVIS INVESTMENTS, L.P.** ("Guarantor"), executed a Guaranty Agreement (the "Guaranty"), whereby Guarantor agreed to unconditionally guarantee the full and prompt payment when due, whether by acceleration or otherwise, of all of the Obligations defined in the Loan Documents. All capitalized and designated terms in this Guarantor's Consent to Fifth Amendment shall have the meanings ascribed to them in the Credit Agreement.

Borrower and Bank modified the terms of the Line of Credit and the Loan Documents by an Amendment to Credit Agreement, and Borrower and Bank subsequently entered into an Amendment to Revolving Note and Second Amendment to Credit Agreement, a Second Amendment to Revolving Note and Third Amendment to Credit Agreement, and a Fourth Amendment to Credit Agreement, further modifying the terms of the Line of Credit and the Loan Documents, all of which Guarantor has consented to be bound thereby.

Borrower and Bank now desire to amend further the terms of the Line of Credit and the Loan Documents.

For value received, Guarantor hereby consents to the Fifth Amendment to Credit Agreement ("Fifth Amendment") and Replacement Revolving Note of even date herewith to be executed by Borrower and/or Bank.

Guarantor agrees to be bound by the terms of the Fifth Amendment, the Replacement Revolving Note and all other Loan Documents evidencing the indebtedness of Borrower to Bank, as amended, and to continue to unconditionally guarantee the full and prompt payment of all of the obligations defined in the Loan Documents.

Dated: December 8, 2004

DAVIS INVESTMENTS, L.P.,
an Indiana limited partnership

By: DAVIS HOLDING CORPORATION,
an Indiana corporation,
Its General Partner

By: ______________________
C. Richard Davis, Vice President

"Guarantor"

UNION PLANTERS BANK

LOAN SETTLEMENT STATEMENT

Borrower: Davis Homes, LLC / Four Star Leasing, LLC

Loan Amount: $10,000,000.00 / $1,200,000.00

FEES:

Roberge & Roberge legal fees Davis Homes, LLC	$ 1,070.00
Roberge & Roberge legal fees Four Star Leasing, LLC	$ 545.00
Total Fees	**$1,615.00**

Borrower: **Davis Homes, LLC**

By: Davis Holding Corporation, Managing Member

By______________________

C. Richard Davis, Vice President

Borrower: **Four Star Leasing, LLC**

By______________________

C. Richard Davis, Member

Bank: **Union Planters Bank, N.A.**

____

By: Charles L. Kase
Its: Vice President

Thank you for banking with Union Planters!

AMENDMENT TO CREDIT AGREEMENT

This Amendment to Credit Agreement (the "Amendment"), is made and entered into this 8th day of December, 2004, by and between **FOUR STAR LEASING, LLC**, an Indiana limited liability company ("Borrower"), and **UNION PLANTERS BANK, N.A.** ("Bank"), a national banking association, having a main banking office at Indianapolis, Indiana.

WHEREAS, on July 8, 2002, Bank and Borrower entered a certain Replacement Credit Agreement (the "Credit Agreement") whereby Bank agreed to make a loan to Borrower with the principal amount of Advances thereunder not to exceed in the aggregate Two Million Fifty Thousand and 00/100 Dollars ($2,050,000.00) (the "Loan"), as previously modified and amended. All capitalized and designated terms in this Amendment shall have the meanings ascribed to them in the Loan Agreement.

WHEREAS, Borrower and Bank now desire to modify the Credit Agreement according to the terms and conditions of this Amendment.

NOW THEREFORE, for value received, Borrower and Bank agree to amend the Credit Agreement according to the following terms and conditions:

1. **Maximum Amount of the Loan**. Subject to the terms and conditions of the Loan Documents, Paragraph 2 of the Loan Agreement is hereby amended to state that the maximum amount of the Loan shall be One Million Two Hundred Thousand and 00/100 Dollars ($1,200,000.00).

2. **Maturity Date**. Whenever reference is made in the Credit Agreement to maturity date of other similar reference, such date shall be November 1, 2005.

3. **Principal; Payments**. Section 2(a)(1)(B) of the Credit Agreement is hereby amended to read as follows:

(B) **Principal; Payments**. The principal amount of each Note shall not exceed eighty-five percent (85%) of the lesser of appraised value or the cost of the Mortgaged Property securing repayment of the indebtedness evidenced by such Note, and also shall not exceed the sum of One Hundred Fifty Thousand and 00/100 Dollars ($150,000.00). Each Note shall be repaid in equal monthly installments of principal and interest, based upon an assumed amortization schedule not to exceed Two Hundred Forty (240) months. The entire principal balance of each Note, together with all accrued interest thereon, shall be due and payable in full not later than one hundred twenty (120) months following the date of such Note. In the event Borrower prepays the principal balance of a Note, or any portion thereof, Borrower also shall pay to Lender a fee according to the following schedule: If paid during the first (1st) year following the date of the Note, a fee of five percent (5%) of the principal balance of the Note outstanding at the time of prepayment;

during the second (2nd) year, four percent (4%); during the third (3rd) year, three percent (3%); during the fourth (4th) year, two percent (2%); and during the fifth (5th) year, one percent (1%). Following the fifth (5th) year, the principal balance of such Note may be prepaid, in whole or in part, without fee or penalty. Notwithstanding the foregoing, during each successive twelve (12) month period beginning on the date of this Agreement, Borrower may prepay in full a maximum of five (5) Notes without fee or penalty..

4. **Cash Flow Coverage Ratio**. A restated Section 13(f), entitled "Cash Flow Coverage Ratio", hereby provides as follows:

> "**Cash Flow Coverage Ratio**. The Borrower will maintain a cash flow coverage ratio of not less than 1.00 to 1.00, tested annually, commencing on December 31, 2004, and thereafter. The cash flow coverage ratio is determined by dividing annual gross income less taxes, dividends and unfunded capital expenditures by the amount of principal paid by the Borrower plus Borrower's interest expense."

5. **Security**. The Loan shall be additionally secured by the Guarantor's Consent to Modification ("Guarantor's Consent"), whereby Davis Homes, LLC, consents to the modification of the terms of the Loan, this Amendment to Credit Agreement and reaffirms all other terms of the Loan Documents not specifically modified hereby.

6. **Limitation of Amendment**. Except as specifically modified herein and except as specifically modified by the Guarantor's Consent of even date herewith, all other terms and conditions of the Credit Agreement, and all other Loan Documents, shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 8th day of December, 2004.

FOUR STAR LEASING, LLC
By: Davis Holding Corporation,
Its Manager

By: [signature]
C. Richard Davis, Vice President

UNION PLANTERS BANK, N.A.

By: [signature]
Charles L. Kase, Vice President

CORPORATE GUARANTOR'S CONSENT TO MODIFICATION

On July 8, 2002, under the terms of a Replacement Credit Agreement (the "Credit Agreement") between **UNION PLANTERS BANK, N.A.** ("Lender"), and **FOUR STAR LEASING, LLC** ("Borrower"), **DAVIS HOMES, LLC** ("Guarantor") executed a Replacement Guaranty Agreement (the "Guaranty"), whereby Guarantor agreed to unconditionally guarantee the full and prompt payment when due, whether by acceleration or otherwise, of all of the obligations defined in the Loan Documents.

For value received, Guarantor hereby consents to the Amendment to Credit Agreement ("Amended Credit Agreement") of even date herewith to be executed by Borrower and Lender.

Guarantor agrees to be bound by the terms of the Amended Credit Agreement and all other Loan Documents evidencing the indebtedness of Borrower to Lender, as amended, and to continue to unconditionally guarantee the full and prompt payment of all of the obligations defined in the Loan Documents.

Dated: December 8, 2004.

DAVIS HOMES, LLC

By: ______________________
C. Richard Davis, Vice President

"Guarantor"

REGIONS
BANK

February 23, 2005

Mr. Jerry Crone, VP Accounting/Finance
Davis Homes, LLC
3755 E. 82nd St., Suite 120
Indianapolis, IN 46240

Dear Jerry:

Enclosed are copies of the documents you requested, as follows:

1. Fifth Amendment to Credit Agreement – Davis Homes, LLC
2. Replacement Revolving Note – Davis Homes, LLC
3. Guarantor's Consent to Amendment – Davis Holding Corporation
4. Guarantor's Consent to Amendment – Davis Investments, L.P.
5. Loan Settlement Statement – Davis Homes, LLC/Four Star Leasing
6. Amendment to Credit Agreement – Four Star Leasing
7. Guarantor's Consent to Modification – Davis Homes, LLC

If I can be of any further assistance please give me a call.

Sincerely,

Charles L. Kase
Vice President

CLK/pc
Encl.

Exhibit 6.07

Crooked Creek Associates
Management Agreement

Project Owner's & Management Agent's Certification for Multifamily Housing Projects for Identity-of-Interest or Independent Management Agents

U.S. Department of Housing and Urban Development
Office of Housing

OMB Approval No. 2502-0305 (exp. 12/31/90)

Public reporting burden for this collection of information is estimated to average 0.15 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any other aspect of this collection of information, including suggestions for reducing this burden, to the Reports Management Officer, Office of Information Policies and Systems, U.S. Department of Housing and Urban Development, Washington, D.C. 20410-3600 and to the Office of Management and Budget, Paperwork Reduction Project (2502-0000), Washington, D.C. 20503.

Project name:	FHA project no:	Date:
CROOKED CREEK APARTMENTS	073-35384	December 31, 1992
City, State: Indianapolis, Indiana 46268		Section 8 no:

Acting on behalf of Crooked Creek Associates the Project Owner (Owner), and Davis Management, the Management Agent (Agent), we make the following certifications and agreements to the United States Department of Housing and Urban Development (HUD) regarding management of the above project.

1. We certify that:
   a. We have executed or will execute, within 30 days after receiving the approval(s) required by paragraph b below, a Management Agreement for this project The Agreement provides / will provide that the Management Agent will manage the project for the term and fee described below. Changes in the fee will be implemented only in accordance with HUD's requirements
      (1) Term of Agreement: Perpetual with 30 day cancellation notice. Effective date 1/1/90
      (2) Fees:
         (a) 5½ % of residential income collected;
         (b) 0 % of commercial income collected;
         (c) 5½ % of miscellaneous income collected (This percentage must not exceed the percentage in (2)(a) above).
         (d) Special Fees No ☐ Yes ☐ If yes, describe in paragraph 4 of Attachment 1.
      (3) Calculation of Estimated Yield (See Attachment 1.)
   b. We will disburse management fees from project income only after We have:
      (1) Submitted this Certification to HUD;
      (2) HUD has approved the Agent to manage this project; and
      (3) HUD has approved the management fee (if required).
   c. We understand that no fees may be earned or paid after HUD has terminated the Management Agreement.
   d. If HUD notifies me of an excessive management fee, I, the Agent, will within 30 days of HUD's notice either:
      (1) Reduce the compensation to an amount HUD determines to be reasonable and
      (2) Require the administrator to refund to the project all excessive fees collected, or
      (3) Appeal HUD's decision and abide by the results of the appeal process, making any required reductions and refunds within 30 days after the date of this decision letter on the appeal.
   e. If HUD holds the residential management fee yield harmless under the transition provisions of Chapter 2, Section VI of HUD Handbook 4381.5,
      (1) We understand that HUD will adjust the management fee percentage each time HUD approves a rent increase.
      (2) We agree to be bound by that percentage until the next rent increase or until HUD approves a different fee, pursuant to our request.
2. We will, if the project is subsidized by HUD, select and admit tenants, compute tenant rents and assistance payments, recertify tenants and carry out other subsidy contract administration responsibilities in accordance with HUD Handbook 4350.3 and other HUD Instructions.
3. We agree to:
   a. Comply with this project's Regulatory Agreement, Mortgage & Mortgage Note, and any Subsidy Contract or Workout / Modification Agreement.
   b. Comply with HUD handbooks, notices or other policy directives that relate to the management of the project.
   c. Comply with HUD requirements regarding payment and reasonableness of management fees and allocation of management costs between the management fee and the project account (This does not apply to projects listed in Paragraph 2-18 of HUD Handbook 4381.5).
   d. Refrain from purchasing goods or services from entities that have identity-of-interest with us unless the costs are as low as or lower than arms-length, open-market purchases.
4. The Agent agrees to:
   a. Assure that all expenses of the project are reasonable and necessary.
   b. Exert reasonable effort to maximize project income and to take advantage of discounts, rebates and similar money-saving techniques.
   c. Obtain contracts, materials, supplies and services, including the preparation of the annual audit, on terms most advantageous to the project.
   d. Credit the project with all discounts, rebates or commissions (including any sales or property tax relief granted by the state or local government) received.
   e. Obtain the necessary verbal or written cost estimates and document the reasons for accepting other than the lowest bid.
   f. Maintain copies of such documentation and make such documentation available for your inspection during normal business hours.
   g. Invest project funds that HUD policies require to be invested and take reasonable effort to invest other project funds unless the owner specifically directs the Agent not to invest those other funds.
5. We certify that the types of insurance policies checked below are in force and will be maintained to the best of our ability at all times. Fidelity bonds and hazard insurance policies will name HUD as an additional loss payee. Note: For any box not checked, attach an explanation as to why you cannot obtain that type of insurance. Such situations should be extremely rare.
   a. ☒ Fidelity bond or employee dishonesty coverage for
      (1) all principals of the Agent and;
      (2) all persons who participate directly or indirectly in the management and maintenance of the project and its assets, accounts and records. Coverage will be at least equal to the project's gross potential income for two (2) months.
   b. ☒ Hazard insurance coverage in an amount required by the project's Mortgage.
   c. ☒ Public liability coverage with the Agent designated as one of the insured.
6. The Agent agrees to:
   a. Furnish a response to HUD's management review reports, physical inspection reports and written inquiries regarding the project's annual financial statements or monthly accounting reports within 30 days after receipt of the report or inquiry.
   b. Establish and maintain the project's accounts, books and records in accordance with:
      (1) HUD's administrative requirements;
      (2) generally accepted accounting principles; and
      (3) in a condition that will facilitate audit.
7. We agree that:
   a. All records related to the operation of the project, regardless of where they are housed, shall be considered the property of the project.
   b. HUD, the General Accounting Office (GAO), and those agencies' representatives may inspect:
      (1) any records which relate to the project's purchase of goods or services,

form HUD-9839-B (11/26/90)

1/91

(2) the records of the Owner and the Agent, and
(3) the records of companies having an identity-of-interest with the owner and the agent.

c. The following clause will be included in any contract entered into with an identity-of-interest individual or business for the provision of goods or services to the project: "Upon request of HUD or (name of owner or Agent), (name of contractor or supplier) will make available to HUD, at a reasonable time and place, its records and records of identity-of-interest companies which relate to goods and services charged to the project. Records and information will be sufficient to permit HUD to determine the services performed, the dates the services were performed, the location at which the services were performed, the time consumed in providing the services, the charges made for materials, and the per-unit and total charges levied for said services." The owner agrees to request such records within seven (7) days of receipt of HUD's request to do so.

8. We certify that any Management Agreement does not contain the type of "hold harmless" clause prohibited by HUD.

9. We agree to include the following provisions in the Management Agreement and to be bound by them:

a. HUD has the right to terminate the Management Agreement for failure to comply with the provisions of this Certification, or other good cause, thirty days after HUD has mailed the owner a written notice of its desire to terminate the Management Agreement.

b. In the event of a default under the Mortgage, Note or Regulatory Agreement, HUD has the right to terminate the Management Agreement immediately upon HUD's issuance of a notice of termination to the Owner and Agent.

c. If HUD exercises this right of termination, I the Owner agree to promptly make arrangements for providing management that is satisfactory to HUD.

d. If there is a conflict between the Management Agreement & HUD's rights and requirements, HUD's rights & requirements will prevail.

e. If the Management Agreement is terminated I, the Agent, will give to the Owner all of the project's cash, trust accounts investments and records within thirty (30) days of the date the Management Agreement is terminated.

10. I, the Owner, agree to submit a new Management Certification to HUD before taking any of the following actions:

a. Authorizing the agent to collect a fee different from the percentages fees and any special fees specified in Paragraph 1 of this Certification:
b. Changing the expiration date of the Management Agreement.
c. Renewing the Management Agreement.
d. Permitting a new Agent to operate the project.
e. Permitting a new Agent to collect a fee.
f. Undertaking self-management of the project.

11. We agree to:

a. Comply with all Federal state, or local laws prohibiting discrimination against any persons on grounds of race, color, creed, familial status, handicap, sex or national origin, including Title VI of the Civil Rights Act of 1964, Title VIII of the Civil Rights Act of 1968, Executive Order 11063 and all regulations implementing those laws.

b. Give families with children equal consideration for admission, except in housing for older persons as determined by HUD.

c. Give handicapped persons priority for subsidized units that were built and equipped specifically for the handicapped.

d. If the project receives any form of direct Federal financial assistance, comply with the provisions of Section 504 of the Rehabilitation Act of 1973, as amended, the Age Discrimination Act of 1975 and all regulations and administrative instructions implementing these laws. The Agent understands that these laws and regulations prohibit discrimination against applicants or tenants who are handicapped or of a certain age.

e. Furnish HUD's Office of Fair Housing and Equal Opportunity any reports and information required to monitor the project's compliance with HUD's fair housing and affirmative marketing requirements (including HUD Form 949, if applicable).

f. Not discriminate against any employee, applicant for employment or contractor because of race, color, handicap, religion, sex or national origin.

g. Provide minorities, women and socially and economically disadvantaged firms equal opportunity to participate in the project's procurement and contracting activities.

h. If the project receives any form of direct Federal financial assistance, comply with Section 3 of the Housing and Urban Development Act of 1968 and its implementing regulations. I, the Agent, understand that this law and the regulations require the project to make training, employment and contracting opportunities available, to the greatest extent feasible, to lower-income project area residents and small businesses.

12. We certify that we have read and understand HUD's definition of "identity-of-interest" and that the statement(s) checked and information entered below are true. (Check box a or boxes b and / or c.)

a. ☐ No identity-of-interest exists among the Owner, the Agent and any individuals or companies that regularly do business with the project.

b. ☐ Only individuals and companies listed in Section 11a of the Management Entity Profile have an identity-of-interest with the Agent.

c. ☒ Only the individuals and companies listed below have an identity-of-interest with the Owner. (Show the name of the individual or company; list the services rendered; and describe the nature of the identity-of-interest relationship. Attach additional sheets, if necessary.) Charles R. Davis, President
Davis Management, General Partner
Cedar Ridge Associates
Jacqueline Davis, President

13. I, the Agent certify & agree: Jackie Davis Interiors

a. that the Management Entity Profile, dated 12/31/92 is accurate and current as of the date of this Certification.

b. To submit an updated profile whenever there is a significant change in the organization or operations of the Management Entity.

14. The items checked below are attached:

☐ Attachment 1—Calculation of Est. Yields from Proposed Mgt Fees
☒ New Management Entity Profile
☐ Updated Management Entity Profile
☐ Other (Specify) ____________

Warnings:

There are fines and imprisonment—$10,000/5years—for anyone who makes false, fictitious, or fraudulent statements or entries in any matter within the jurisdiction of the Federal Government (18 U.S.C 1001).

There are fines and imprisonment—$250,000/5years—for anyone who misuses rents & proceeds in violation of HUD regulations relative to this project. This applies when the motgage note is in default or when the project is in a nonsurplus cash position (12 U.S.C 1715z-9).

HUD may seek a "double damages" civil remedy for the use of assets or income in violation of any Regulatory Agreement or any applicable HUD regulations (12 U.S.C 1715z-4a).

HUD may seek additional civil money penalties to be paid by the mortgagor through personal funds for:

(1) Violation of an agreement with HUD to to use nonproject funds for certain specified purposes as a condition of receiving transfers of physical assets, flexible subsidy loan, capital improvement loan, modification of mortgage terms or workout. The penalties could be as much as the HUD Secretary's loss at foreclosure sale or sale after foreclosure.

(2) Certain specific violations of the Regulatory Agreement, the penalties could be as much as $25,000 per occurance (12 U.S.C 1735f-15).

/s/ Charles R. Davis
By Project Owner: Name, title, signature, date:

/s/ Charles R. Davis
By Management Agent: Name, title, signature, date:

Project Name:	FHA Proj.	Date:
CROOKED CREEK APARTMENTS	073-35384	December 31, 1992

HUD Field Office Use Only (Check all boxes that apply)

An up-front review of the management fee was: ☐ Required ☒ Not required

☐ The management fees quoted in paragraph 1a and explained in Attachment 1 of this Certification are approved.

☐ The management fees quoted in Paragraph 1a and explained in Attachment 1 of this Certification are not approved. The attached letter, dated ________, explains the reasons for this disapproval and sets forth the allowable management fees.

☐ The residential management fee Percentage is held harmless at ________%.

☐ The residential management fee Yield is capped at $________PUPM. Each time you approve a rent increase, adjust the management fee Percentage to maintain this yield and enter the information required below.

Effective Date of New Fee %*	Monthly Rent Potential	Collections % Assumed**	Adjusted Management Fee Percentage

* This should be the same date the rent increase is effective.
** 95% unless you approve a different percentage.

By Loan Servicer		By Supervisory Load Servicer/Loan Management Branch Chief	
Signature	Date	Signature	Date
Name		Name	
Title		Title	

form HUD-9839-B (11/26/90)
Ref. Handbook 4381.5 Rev-1

APPENDIX 1A

Attachment 1—Calculation of Estimated Yields from Proposed Management Fees

Project Name: CROOKED CREEK APARTMENTS	FHA Project No.: 073-35384	Date: December 31, 1992

1. Residential Fee

a. Monthly residential rent potential (from Part A of the most recent HUD-approved Rent Schedule	$ 109,055.00
b. Line 1a times .95**	$ 103,602.00
c. Percentage fee	5.5 %
d. Monthly residential fee yield (Line 1b times 1c)	$ 5,698.00
e. Total number of residential units (include rent-free units.)	216 units
f. Residential fee yield per unit per month (Line 1d divided by 1e.)	$ 26.38 PUPM

**Note: Generally collections must be estimated at 95% of gross potential. If you use a lower percentage, attach an explanation for the collections percentage used. Make sure that any assumption of a lower collections base does not compensate the agent for services for which a special fee will be paid.

2. Commercial Fee (Describe commercial space, how it is used and what services management provides.)

N/A

a. Monthly commercial rent potential (from Part E of the most recent HUD-approved Rent Schedule)	$ N/A
b. Percentage fee	N/A %
c. Commercial fee yield (Line 2a times 2b)	$ N/A

3. Miscellaneous Fee

a. Percentage fee (not to exceed the residential income fee percentage in Line 1c) N/A %

5½%

b. List any miscellaneous income on which HUD allows a fee to be taken, but on which you have agreed a fee will not be paid.

4. Special Fees

Show dollar amount(s), purpose(s) and time period(s) covered. Describe performance standards and target dates for accomplishment of special tasks. (Attach additional sheets, if needed.)

Monthly accounting fees paid to Davis Management of $1.75 per unit, or $378.00/mo.

*Note: Projects listed in Paragraph 2-10 of HUD Handbook 4381.5 REV-1 may quote management fees in ways other than as shown in this attachment.

Exhibit 6.08

Cedar Ridge Associates, L.P.
Management Agreement

Project Owner's & Management Agent's Certification for Multifamily Housing Projects for Identity-of-Interest or Independent Management Agents

U.S. Department of Housing and Urban Development
Office of Housing

OMB Approval No. 2502-0305 (exp. 12/31/90)

Public reporting burden for this collection of information is estimated to average 0.10 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any other aspect of this collection of information, including suggestions for reducing this burden, to the Reports Management Officer, Office of Information Policies and Systems, U.S. Department of Housing and Urban Development, Washington, D.C. 20410-3600 and to the Office of Management and Budget, Paperwork Reduction Project (2502-0060), Washington, D.C. 20503.

Project name:	FHA project no:	Date:
CEDAR RIDGE APARTMENTS	073-35392	December 31, 1992
City, State: Indianapolis, Indiana 46236		Section 8 no:

Acting on behalf of Cedar Ridge Associates, the Project Owner (Owner), and Davis Management, the Management Agent (Agent), we make the following certifications and agreements to the United States Department of Housing and Urban Development (HUD) regarding management of the above project.

1. We certify that:
   a. We have executed or will execute, within 30 days after receiving the approval(s) required by paragraph b below, a Management Agreement for this project The Agreement provides / will provide that the Management Agent will manage the project for the term and fee described below. Changes in the fee will be implemented only in accordance with HUD's requirements Perpetual with 30 day cancellation
      (1) Term of Agreement: notice. Effective date 1/1/90
      (2) Fees:
         (a) 5½ % of residential income collected;
         (b) 0 % of commercial income collected;
         (c) 5½ % of miscellaneous income collected (This percentage must not exceed the percentage in (2)(a) above).
         (d) Special Fees No ☐ Yes ☐ If yes, describe in paragraph 4 of Attachment 1.
      (3) Calculation of Estimated Yield (See Attachment 1.)
   b. We will disburse management fees from project income only after We have:
      (1) Submitted this Certification to HUD;
      (2) HUD has approved the Agent to manage this project; and
      (3) HUD has approved the management fee (if required).
   c. We understand that no fees may be earned or paid after HUD has terminated the Management Agreement.
   d. If HUD notifies me of an excessive management fee, I, the Agent, will within 30 days of HUD's notice either:
      (1) Reduce the compensation to an amount HUD determines to be reasonable and
      (2) Require the administrator to refund to the project all excessive fees collected, or
      (3) Appeal HUD's decision and abide by the results of the appeal process, making any required reductions and refunds within 30 days after the date of this decision letter on the appeal.
   e. If HUD holds the residential management fee yield harmless under the transition provisions of Chapter 2, Section VI of HUD Handbook 4381.5,
      (1) We understand that HUD will adjust the management fee percentage each time HUD approves a rent increase.
      (2) We agree to be bound by that percentage until the next rent increase or until HUD approves a different fee, pursuant to our request.
2. We will, if the project is subsidized by HUD, select and admit tenants, compute tenant rents and assistance payments, recertify tenants and carry out other subsidy contract administration responsibilities in accordance with HUD Handbook 4350.3 and other HUD Instructions.
3. We agree to:
   a. Comply with this project's Regulatory Agreement, Mortgage & Mortgage Note, and any Subsidy Contract or Workout / Modification Agreement.
   b. Comply with HUD handbooks, notices or other policy directives that relate to the management of the project.
   c. Comply with HUD requirements regarding payment and reasonableness of management fees and allocation of management costs between the management fee and the project account (This does not apply to projects listed in Paragraph 2-1B of HUD Handbook 4381.5).
   d. Refrain from purchasing goods or services from entities that have identity-of-interest with us unless the costs are as low as or lower than arms-length, open-market purchases.
4. The Agent agrees to:
   a. Assure that all expenses of the project are reasonable and necessary.
   b. Exert reasonable effort to maximize project income and to take advantage of discounts, rebates and similar money-saving techniques.
   c. Obtain contracts, materials, supplies and services, including the preparation of the annual audit, on terms most advantageous to the project.
   d. Credit the project with all discounts, rebates or commissions (including any sales or property tax relief granted by the state or local government) received.
   e. Obtain the necessary verbal or written cost estimates and document the reasons for accepting other than the lowest bid.
   f. Maintain copies of such documentation and make such documentation available for your inspection during normal business hours.
   g. Invest project funds that HUD policies require to be invested and take reasonable effort to invest other project funds unless the owner specifically directs the Agent not to invest those other funds.
5. We certify that the types of insurance policies checked below are in force and will be maintained to the best of our ability at all times. Fidelity bonds and hazard insurance policies will name HUD as an additional loss payee. Note: For any box not checked, attach an explanation as to why you cannot obtain that type of insurance. Such situations should be extremely rare.
   a. ☒ Fidelity bond or employee dishonesty coverage for
      (1) all principals of the Agent and;
      (2) all persons who participate directly or indirectly in the management and maintenance of the project and its assets, accounts and records. Coverage will be at least equal to the project's gross potential income for two (2) months.
   b. ☒ Hazard insurance coverage in an amount required by the project's Mortgage.
   c. ☒ Public liability coverage with the Agent designated as one of the insured.
6. The Agent agrees to:
   a. Furnish a response to HUD's management review reports, physical inspection reports and written inquiries regarding the project's annual financial statements or monthly accounting reports within 30 days after receipt of the report or inquiry.
   b. Establish and maintain the project's accounts, books and records in accordance with:
      (1) HUD's administrative requirements;
      (2) generally accepted accounting principles; and
      (3) in a condition that will facilitate audit.
7. We agree that:
   a. All records related to the operation of the project, regardless of where they are housed, shall be considered the property of the project.
   b. HUD, the General Accounting Office (GAO), and those agencies' representatives may inspect :
      (1) any records which relate to the project's purchase of goods or services,

(2) the records of the Owner and the Agent, and
(3) the records of companies having an identity-of-interest with the owner and the agent.

c. The following clause will be included in any contract entered into with an identity-of-interest individual or business for the provision of goods or services to the project: "Upon request of HUD or (name of owner or Agent), (name of contractor or supplier) will make available to HUD, at a reasonable time and place, its records and records of identity-of-interest companies which relate to goods and services charged to the project. Records and information will be sufficient to permit HUD to determine the services performed, the dates the services were performed, the location at which the services were performed, the time consumed in providing the services, the charges made for materials, and the per-unit and total charges levied for said services." The owner agrees to request such records within seven (7) days of receipt of HUD's request to do so.

8. We certify that any Management Agreement does not contain the type of "hold harmless" clause prohibited by HUD.

9. We agree to include the following provisions in the Management Agreement and to be bound by them:
   a. HUD has the right to terminate the Management Agreement for failure to comply with the provisions of this Certification, or other good cause, thirty days after HUD has mailed the owner a written notice of its desire to terminate the Management Agreement.
   b. In the event of a default under the Mortgage, Note or Regulatory Agreement, HUD has the right to terminate the Management Agreement immediately upon HUD's issuance of a notice of termination to the Owner and Agent.
   c. If HUD exercises this right of termination, I the Owner agree to promptly make arrangements for providing management that is satisfactory to HUD.
   d. If there is a conflict between the Management Agreement & HUD's rights and requirements, HUD's rights & requirements will prevail.
   e. If the Management Agreement is terminated I, the Agent, will give to the Owner all of the project's cash, trust accounts investments and records within thirty (30) days of the date the Management Agreement is terminated.

10. I, the Owner, agree to submit a new Management Certification to HUD before taking any of the following actions:
   a. Authorizing the agent to collect a fee different from the percentages fees and any special fees specified in Paragraph 1 of this Certification;
   b. Changing the expiration date of the Management Agreement;
   c. Renewing the Management Agreement.
   d. Permiting a new Agent to operate the project.
   e. Permiting a new Agent to collect a fee.
   f. Undertaking self-management of the project.

11. We agree to:
   a. Comply with all Federal state, or local laws prohibiting discrimination against any persons on grounds of race, color, creed, familial status, handicap, sex or national origin, including Title VI of the Civil Rights Act of 1964, Title VIII of the Civil Rights Act of 1968, Executive Order 11063 and all regulations implementing those laws.
   b. Give families with children equal consideration for admission, except in housing for older persons as determined by HUD.
   c. Give handicapped persons priority for subsidized units that were built and equipped specifically for the handicapped.
   d. If the project receives any form of direct Federal financial assistance, comply with the provisions of Section 504 of the Rehabilitation Act of 1973, as amended, the Age Discrimination Act of 1975 and all regulations and administrative instructions implementing these laws.
   • The Agent understands that these laws and regulations prohibit discrimination against applicants or tenants who are handicapped or of a certain age.
   e. Furnish HUD's Office of Fair Housing and Equal Opportunity any reports and information required to monitor the project's compliance with HUD's fair housing and affirmative marketing requirements (including HUD Form 949, if applicable).
   f. Not discriminate against any employee, applicant for employment or contractor because of race, color, handicap, religion, sex or national origin.
   g. Provide minorities, women and socially and economically disadvantaged firms equal opportunity to participate in the project's procurement and contracting activities.
   h. If the project receives any form of direct Federal financial assistance, comply with Section 3 of the Housing and Urban Development Act of 1968 and its implementing regulations. I, the Agent, understand that this law and the regulations require the project to make training, employment and contracting opportunities available, to the greatest extent feasible, to lower-income project area residents and small businesses.

12. We certify that we have read and understand HUD's definition of "identity-of-interest" and that the statement(s) checked and information entered below are true. (Check box a or boxes b and / or c.)
   a. ☐ No identity-of-interest exists among the Owner, the Agent and any individuals or companies that regularly do business with the project.
   b. ☐ Only individuals and companies listed in Section 11a of the Management Entity Profile have an identity-of-interest with the Agent.
   c. ☒ Only the individuals and companies listed below have an identity-of-interest with the Owner. (Show the name of the individual or company; list the services rendered; and describe the nature of the identity-of-interest relationship. Attach additional sheets, if necessary.)
   Charles R. Davis, President
   Davis Management, General Partner
   Cedar Ridge Associates
   Jacqueline Davis, President
   Jackie Davis Interiors

13. I, the Agent certify & agree:
   a. that the Management Entity Profile, dated 12/31/92, is accurate and current as of the date of this Certification.
   b. To submit an updated profile whenever there is a significant change in the organization or operations of the Management Entity.

14. The items checked below are attached:
   ☐ Attachment 1—Calculation of Est. Yields from Proposed Mgt Fees
   ☐ New Management Entity Profile
   ☐ Updated Management Entity Profile
   ☐ Other (Specify) ____________

Warnings:

There are fines and imprisonment—$10,000/5years—for anyone who makes false, fictitious, or fraudulent statements or entries in any matter within the jurisdiction of the Federal Government (18 U.S.C 1001).

There are fines and imprisonment—$250,000/5years—for anyone who misuses rents & proceeds in violation of HUD regulations relative to this project. This applies when the motgage note is in default or when the project is in a nonsurplus cash position (12 U.S.C 1715z-9).

HUD may seek a "double damages" civil remedy for the use of assets or income in violation of any Regulatory Agreement or any applicable HUD regulations (12 U.S.C 1715z-4a).

HUD may seek additional civil money penalties to be paid by the mortgagor through personal funds for:

(1) Violation of an agreement with HUD to to use nonproject funds for certain specified purposes as a condition of receiving transfers of physical assets, flexible subsidy loan, capital improvement loan, modification of mortgage terms or workout. The penalties could be as much as the HUD Secretary's loss at foreclosure sale or sale after foreclosure.

(2) Certain specific violations of the Regulatory Agreement, the penalties could be as much as $25,000 per occurance (12 U.S.C 1735f-15).

/s/ Charles R. Davis

By Project Owner: Name, title, signature, date:

/s/ Charles R. Davis

By Management Agent: Name, title, signature, date:

Project Name:	FHA Proj:	Date:
CEDAR RIDGE APARTMENTS	073-35392	December 31, 1992

HUD Field Office Use Only (Check all boxes that apply)

An up-front review of the management fee was: ☐ Required ☒ Not required

☐ The management fees quoted in paragraph 1a and explained in Attachment 1 of this Certification are approved.

☐ The management fees quoted in Paragraph 1a and explained in Attachment 1 of this Certification are not approved. The attached letter, dated ________, explains the reasons for this disapproval and sets forth the allowable management fees.

☐ The residential management fee Percentage is held harmless at ________%.

☐ The residential management fee Yield is capped at $________ PUPM. Each time you approve a rent increase, adjust the management fee Percentage to maintain this yield and enter the information required below.

Effective Date of New Fee %*	Monthly Rent Potential	Collections % Assumed**	Adjusted Management Fee Percentage

* This should be the same date the rent increase is effective.
** 95% unless you approve a different percentage.

By Loan Servicer		By Supervisory Load Servicer/Loan Management Branch Chief	
Signature	Date	Signature	Date
Name		Name	
Title		Title	

Attachment 1—Calculation of Estimated Yields from Proposed Management Fees

Project Name: CEDAR RIDGE APARTMENTS	FHA Project No.: 073-35392	Date: December 31, 1992

1. Residential Fee

a. Monthly residential rent potential (from Part A of the most recent HUD-approved Rent Schedule	$ 80,240.00
b. Line 1a times .95**	$ 76,228.00
c. Percentage fee	5.½ %
d. Monthly residential fee yield (Line 1b times 1c)	$ 4,193.00
e. Total number of residential units (include rent-free units.)	168 units
f. Residential fee yield per unit per month (Line 1d divided by 1e.)	$ 24.96 PUPM

**Note: Generally collections must be estimated at 95% of gross potential. If you use a lower percentage, attach an explanation for the collections percentage used. Make sure that any assumption of a lower collections base does not compensate the agent for services for which a special fee will be paid.

2. Commercial Fee (Describe commercial space, how it is used and what services management provides.)

N/A

a. Monthly commercial rent potential (from Part E of the most recent HUD-approved Rent Schedule)	$ N/A
b. Percentage fee	N/A %
c. Commercial fee yield (Line 2a times 2b)	$ N/A

3. Miscellaneous Fee

a. Percentage fee (not to exceed the residential income fee percentage in Line 1c) N/A %

5½%

b. List any miscellaneous income on which HUD allows a fee to be taken, but on which you have agreed a fee will not be paid.

4. Special Fees

Show dollar amount(s), purpose(s) and time period(s) covered. Describe performance standards and target dates for accomplishment of special tasks. (Attach additional sheets, if needed.)

Monthly accounting fees paid to Davis Management of $1.75/unit or $294.00/month.

*Note: Projects listed in Paragraph 2-10 of HUD Handbook 4381.5 REV-1 may quote management fees in ways other than as shown in this attachment.

Exhibit 6.09

Creekside Square Apartments, L.P.
Management Agreement

MANAGEMENT AGREEMENT

This Management Agreement ("Agreement"), dated as of this 30th day of June, 1994 between Creekside Square Apartments, L.P., an Indiana limited partnership, hereinafter referred to as the "Owner", and Davis Properties, L.P., an Indiana limited partnership, hereinafter referred to as the "Agent".

The Owner hereby appoints the Agent, and the Agent hereby accepts appointment, on the terms and conditions hereinafter provided, as exclusive management agent of the development know as Creekside Square Apartments, located at approximately 5900 North Lafayette Road, in the City of Indianapolis, County of Marion, State of Indiana (the "Development").

1. LOW INCOME HOUSING TAX CREDIT PROGRAM

The Agent understands that the Owner is operating under the Low Income Housing Tax Credit Program ("LIHTC Program"). In performing its duties under this Agreement, the Agent agrees to comply in all material respects with all pertinent requirements of Section 42 of the Internal Revenue Code of 1986, as amended, including but not limited to the income and occupancy restrictions regarding qualified low income tenants. In addition, the Agent agrees to maintain and operate the Development in accordance with the provisions of the Declaration of Extended Low Income Housing Commitment from the Owner to the Indiana Housing Finance Authority ("IHFA") and applicable rules and regulations issued by IHFA.

2. MANAGEMENT OF THE DEVELOPMENT

The Agent shall manage and maintain the Development in a manner consistent with the standard of management utilized in managing similar developments of comparable size in Marion County, Indiana. The Agent shall make available to the Owner the full benefit of its experience and judgment in the operations of quality real estate properties.

3. MARKETING

The Agent will carry out or cause to be carried out by itself or by a marketing company approved by Owner, the marketing activities reasonably necessary to maintain high occupancy so that the Development may be operated profitably, observing all requirements of the LIHTC Program.

4. RESIDENT SELECTION, ORIENTATION ASSIGNMENT

a. All prospective residents shall be certified by the Agent to meet the requirements of the LIHTC Program and the general leasing requirements of the Owner. The Agent will counsel all prospective residents regarding rental requirements, rules and regulations governing occupancy of the Development and services available to its residents. The Agent will conduct appropriate investigations to assure that all prospective residents meet the requirements of the LIHTC Program; provided however, that Agent shall not be liable to Owner for any losses or liabilities (including without limitation the loss of tax credits issued to the Owner under the LIHTC Program) arising from or relating to any misrepresentations of information by prospective or existing residents of the Development.

b. The Agent will prepare all dwelling leases, and will execute the same in its name, identified therein as the agent for the Owner. The terms of all residential leases will comply with the pertinent provisions of the LIHTC Program, the tenancy laws of the State of Indiana and standard real estate management practices.

c. The Agent will collect, deposit and disburse security deposits, if required, in accordance with the terms of each tenant's lease and the tenancy laws of the State of Indiana, including the Indiana Security Deposits Statute, Section 32-7-5-1,

d. The Agent will negotiate any necessary commercial leases and concessions agreements, and will execute the same in its name, identified therein as the agent for the Owner, subject to the Owner's prior approval of all material terms and conditions.

e. The Agent shall coordinate the plans of tenants for moving their personal property in and out of the Development, with a view towards scheduling such movements so as to cause a minimum of loss of income to the Owner and the Development.

f. The Agent shall maintain complete tenant files at the Development site and provide authorized representatives of the Owner with access to all tenant records. The Agent shall not disclose any tenant file information to any other person or persons without the Owner's prior approval and proper legal authority.

5. ENFORCEMENT OF LEASES

The Agent will be responsible for enforcing tenant compliance with the terms and conditions of the tenant's lease and/or any written rules, regulation and/or notices as may be promulgated from time to time.

In the event that legal action may be required to enforce any of the terms and conditions of the tenants' leases and/or such rules, regulations and/or notices, the Agent shall prepare any documentation necessary to resolve such legal action and forward the same to the Owner. The Agent shall cooperate with the Owner in all ways reasonably necessary to resolve any potential or actual legal actions.

6. COLLECTION OF RENTS AND OTHER RECEIPTS

The Agent will collect when due all rents, charges and other amounts receivable on the Owner's account in connection with the management and operation of the Development. Such receipts (except for tenant's security deposits which will be handled as specified in Subsection 4(c) above, will be deposited in an account, separate from all other accounts and funds, with a bank designated by the Owner whose deposits are fully insured by the Federal Deposit Insurance Corporation. Owner shall have the right to deposit additional funds into the account from time to time as it deems necessary or advisable. Such account shall be in name of Creekside Square Apartments, L.P. and is herein referred to as the "Operating Account". The Agent shall reserve in the Operating Account on a monthly basis the amount necessary to pay operating expenses of the Development (as set forth in the annual budget referred to in Subsection 7(a) hereof) for the then-current month. The balance of moneys collected in the Operating Account, if any, shall be deposited by the Agent, at the direction and on behalf of the Owner, into an account in a bank designated by the Owner from time to time (the "Bank"). The transfer of funds by the Agent to the Bank shall be made at such intervals which the Owner may direct.

The Owner hereby authorizes the Agent to request, demand, collect and receive any and all rents or charges which may at any time be or become due to the Owner. In the event of non-payment, the Agent, upon request and on behalf of the Owner, shall prepare a list of all delinquencies and forward the same to the Owner.

The Agent shall prepare on a timely basis all requisitions and vouchers for all rent or carrying charges which may be due to the Owner.

7. FINANCIAL

a. The Agent shall prepare for the Owner's approval an annual budget, including monthly projections of revenues and expenses.

b. The Agent shall maintain a comprehensive system of records, including but not limited to a general ledger, general journal, cash receipt book, monthly rent roll, cash disbursements book, security deposit register, bank reconciliations, payroll books and records, contracts, invoices, tenant files and any other

records, files or books required to discharge the Agent's duties according to generally accepted accounting principles.

c. The Agent shall prepare and submit to the Owner a monthly financial statement, balance sheet and, upon the written request of the Owner, a rent roll.

d. The Agent shall maintain any financial records required for the filing of any necessary report to the Owner (or, upon request, its partners) or any applicable federal, state or local governmental agencies.

e. The Agent shall prepare and file all forms, reports, and returns required by law in connection with Unemployment Insurance, Worker's Compensation Insurance, Disability Benefits, Social Security, Payroll Taxes and other similar taxes now in effect or hereinafter imposed.

f. The Agent, acting in its discretion using prudent business judgment, shall disburse on behalf of the Owner to the appropriate parties, regularly and punctually, from the funds collected and deposited in the Operating Account, any amount which has been incurred as an operating expense of the Development.

g. The Agent shall, acting in its discretion using prudent business judgment, procure any services, supplies or insurance required for the operation of the Development.

8. GENERAL

a. The Agent shall have an employee present at the Development during business hours necessary to accommodate the servicing of the needs of the tenants and the Owner.

b. The Agent shall obtain fidelity bonds covering all of its employees in an amount equal to the maximum monthly potential rents of the Development.

c. All actions, performance or undertaking by the Agent pursuant to the provisions of the Agreement shall be done as agent of the Owner.

d. Notwithstanding any provisions contained herein, the Owner shall hold the Agent harmless from legal and other costs if the legal and other costs arise from the Agent's proper performance of its duties under the terms of this Agreement or the Owner's failure to respond to the Agent's proper and timely requests and recommendations.

e. The Agent shall comply fully with the provisions of any federal, state or local law prohibiting discrimination in

housing on the basis of race, color, religion, sex, handicap, familial status or national origin.

f. The Agent shall enforce the requirements that applicants and residents certify and re-certify the total income of the household who shall reside in the unit in accordance with the regulations of the LIHTC Program.

g. The Agent will maintain a management office within the Development. The Owner will charge no rental for the same nor shall Agent be charged for heat, light or telephone for the premises occupied as the Agent's management office.

h. The Owner shall be responsible for the overall maintenance at the Development.

i. All fees due and payable to the Agent hereunder are hereby expressly subordinated and made secondary and inferior to (a) all the liens, mortgages, encumbrances, security interests and assignments created under, renewed and extended under or existing under or by virtue of any mortgage encumbering the Development executed by the Owner in favor of any permanent or construction lender ("Lender") (the "Mortgage) and (b) all indebtedness described in and secured by such Mortgage ("Indebtedness").

j. Notwithstanding the terms contained within Section 11 below, in the event of a material default by the Owner under any document evidencing the Indebtedness, Lender may elect, within sixty (60) days after the declaration of such default by Lender, to (i) terminate this Agreement, and upon such election, this Agreement shall be considered terminated without claim by the Agent against either the Owner, Lender or the Development, for any fees, compensation, costs or expenses arising subsequent to the date of such termination, or (ii) to continue this Agreement upon the same terms and conditions contained herein. In the event Lender elects to continue this Agreement, Lender shall retain the ability to elect on a monthly basis, concurrently with each monthly payment to the Agent, to terminate this Agreement.

9. TENANT RELATIONS

The Agent shall be responsible for establishing and maintaining positive tenant management relations at the Development.

10. COMPENSATION

The Agent shall be compensated for its services as follows:

a. The Agent shall be compensated for its services under this Agreement at the rate of 5 percent (5%) of gross collected income.

b. The Agent's compensation will be due and payable on the first day of each month.

11. TERM OF AGREEMENT

The initial term of this Agreement shall be in effect for a period of five years beginning on the 1st day of July, 1994.

a. This Agreement may be terminated by the Owner or Agent with cause on ninety (90) days written notice to the other party.

b. In the event that a petition in bankruptcy is filed by or against the Agent, or in the event that the Agent makes an assignment for the benefit of creditors or takes advantage of any insolvency act, the Owner shall have the right to terminate this Agreement immediately.

c. Upon termination, the Agent will submit to the Owner any financial statements required by the Owner. After the Agent has accounted to the Owner with respect to all matters outstanding at the date of termination, the Owner will furnish the Agent security in the form and principal amount satisfactory to the Agent against any obligations or liabilities which the Agent may properly have incurred on behalf of the Owner hereunder.

d. Upon the expiration of the initial five year term of this Agreement, and upon the expiration of any extension period thereto, if any, the term of this Agreement shall automatically be renewed, upon the same terms and conditions contained herein (except for the amount of compensation due hereunder which may be renegotiated upon the expiration of the initial term or any extension term) for an additional five year period unless the Owner shall notify the Agent in writing of termination within ninety (90) days prior to the expiration of the initial term or the then-current extension term if any.

e. Notwithstanding the foregoing, in the event the general partner of the Owner shall be removed in accordance with the terms of the Restated Agreement of Limited Partnership of Owner, then the successor general partner (or, if applicable, the limited partner) of Owner may terminate this Agreement within ten (10) days following written notice to the Agent.

12. NOTICES

Any notice to the parties to this Agreement shall be conclusively deemed to have been received and to be effective on the date on which it is delivered at the address listed below or, if sent by certified mail, postage prepaid, on the third business day after the day on which it is mailed, addressed to the party at the address listed below:

The Owner: Creekside Square Apartments, L.P.
c/o Davis Properties, L.P.
3755 East 82nd Street
Suite 120
Indianapolis, Indiana 46240
Attention: Michael B. Davis

The Agent: Davis Properties, L.P.
3755 East 82nd Street
Suite 120
Indianapolis, Indiana 46240
Attention: J. Michael McClure

The addresses set forth above may be changed pursuant to notice to the other party given in accordance with this section.

13. APPLICABLE LAW

This Agreement shall be construed in accordance with and governed by the laws of the State of Indiana.

14. SEVERABILITY

In the event any provision of this Agreement shall be held invalid or unforceable by any court of competent jurisdiction, such holding shall not invalidate or render any other provisions hereof unenforceable.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

OWNER

CREEKSIDE SQUARE APARTMENTS, L.P.,
an Indiana limited partnership

By: Davis Properties, Inc.,
an Indiana corporation
in its capacity as general
partner of Owner

By: [signature]
Michael B. Davis
President

AGENT

DAVIS PROPERTIES, L.P.,
an Indiana limited partnership

By: Davis Properties, Inc.,
an Indiana corporation,
in its capacity as general
partner of Agent

By: [signature]
C. Richard Davis
Vice President

EXHIBIT A

Part of the South Half of Section 1, Township 16 North, Range 2 East in Marion County, Indiana, more particularly described as follows:

Commencing at the Northwest corner of the South Half of said Section; thence north 89 degrees 19 minutes 36 seconds East (assumed bearing), along the North line of the South Half of said Section, 186.81 feet to the Point of Beginning; thence continuing along said North line, North 89 degrees 19 minutes 36 seconds East (assumed bearing) 587.88 feet to a 5/8" diameter rebar with a plastic cap stamped "P.I. Cripe, Inc."; thence South 54 degrees 35 minutes 23 seconds East 331.09 feet to a 5/8" diameter rebar with a plastic cap stamped "P.I. Cripe, Inc."; thence North 89 degrees 19 minutes 36 seconds East 247.51 feet to a 5/8" diameter rebar with a plastic cap stamped "P.I. Cripe, Inc."; thence South 00 degrees 00 minutes 00 seconds West 113.38 feet to a 5/8" diameter rebar with a plastic cap stamped "P.I. Cripe, Inc."; thence South 44 degrees 52 minutes 43 seconds East 138.79 feet to a 5/8" diameter rebar with a plastic cap stamped "P.I. Cripe, Inc."; thence South 52 degrees 53 minutes 37 seconds West 721.95 feet to the centerline of Lafayette Road (U.S.R. 52); thence North 37 degrees 06 minutes 23 seconds West 1039.86 feet along said centerline of Lafayette Road (U.S.R. 52) to the point of beginning, containing 11.733 acres, more or less.

AMENDMENT TO THE

MANAGEMENT AGREEMENT OF

CREEKSIDE SQUARE APARTMENTS

THIS AMENDMENT, dated this 20th day of February 1996 between Creekside Square Apartments, L.P., an Indiana limited partnership (the "Owner") and Davis Homes, LLC, an Indiana limited liability company, the successor in interest of Davis Properties, L.P., previously an Indiana limited partnership (the "Agent") is hereby made a part of that certain Management Agreement which was entered into as of the 30th day of June, 1994 between the Owner and Agent.

It is hereby mutually agreed to amend Article 10 by adding subsection c. thereto as follows, and to consider this amendment in full force and effect as of the date that the Management Agreement was originally executed.

c. In addition to any other compensation payable to Agent, Agent will be paid a monthly fee of $1.75 per unit per month, on the last day of each month, for the express purpose of accounting costs, and such fee shall be considered a project expense to be paid from the Operating Account.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment on the day and year first above written.

OWNER: CREEKSIDE SQUARE APARTMENTS, L.P.

By: Davis Homes, LLC, its general partner

By: Davis Holding Corporation, in its capacity as managing member

By: [signature]
Michael B. Davis, Vice President

AGENT: DAVIS HOMES, LLC

By: Davis Holding Corporation, its managing member

By: [signature]
Bradley C. Davis, Vice President

Exhibit 6.10

Creekside Square Apartments II, L.P.
Management Agreement

U.S. DEPARTMENT OF HOUSING AND URBAN DEVELOPMENT
INDIANA STATE OFFICE
151 NORTH DELAWARE STREET
INDIANAPOLIS, INDIANA 46204-2526
(317) 226-6303
(317) 226-7308 - FAX

Office of Multifamily Housing

www.hud.gov

February 9, 2001

Ms. Jane Hendrickson
Manager of Properties & Development
Davis Homes, LLC
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

Dear Ms. Hendrickson:

SUBJECT: Management Certification
Creekside Square Apartments, Phase II
Indianapolis, Indiana
Project Number: 073-35524

An executed copy of your Management Certification Form (HUD-9839-B) is enclosed. The management fee of 5% has been approved effective January 1, 1998. No special fees have been approved as none were listed in paragraph 4 of attachment 1.

Should you have any questions regarding this matter, you may contact me by **phone** at **(317) 226-6303 ext. 6493** or by **e-mail** at **Jeanette_M._Hatcher@hud.gov**.

Sincerely,

Jenny Hatcher

Jenny Hatcher
Project Manager
Indiana Multifamily Program Center

for Multifamily Housing Projects for Identity-of-Interest or Independent Management Agents

and Urban Development
Office of Housing
Federal Housing Commissioner

OMB Approval No. 2502-0305 (exp. 10/31/97)

Public reporting burden for this collection of information is estimated to average 0.16 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any other aspect of this collection of information, including suggestions for reducing this burden, to the Reports Management Officer, Office of Information Policies and Systems, U.S. Department of Housing and Urban Development, Washington, D.C. 20410-3600 and to the Office of Management and Budget, Paperwork Reduction Project (2502-0305), Washington, D.C. 20503. Do not send this completed form to either of the above addressees.

Project name: CREEKSIDE SQUARE APARTMENTS, II	FHA project no: 073-35524-PM	Date: JANUARY 1, 1998
City, State: INDIANAPOLIS, INDIANA		Section 8 no.:

Acting on behalf of CREEKSIDE SQUARE APARTMENTS II, L.P. the Project Owner (Owner), and DAVIS HOMES, LLC the Management Agent (Agent), we make the following certifications and agreements to the United States Department of Housing and Urban Development (HUD) regarding management of the above project.

1. We certify that:
   a. We will comply with HUD requirements and contract obligations, and agree that no payments will be made to the owner in return for awarding the management contract to the agent, and that such payments will not be made in the future.
   b. We have executed or will execute, within 30 days after receiving the approval(s) required by paragraph b below, a Management Agreement for this project. The Agreement provides / will provide that the Management Agent will manage the project for the term and fee described below. Changes in the fee will be implemented only in accordance with HUD's requirements
      (1) Term of Agreement: 5 YRS 1-1-98
      (2) Fees:
         (a) 5.0 % of residential income collected;
         (b) ______ % of commercial income collected;
         (c) ______ % of miscellaneous income collected (This percentage must not exceed the percentage in (2)(a) above).
         (d) Special Fees No [X] Yes [ ] If yes, describe in paragraph 4 of Attachment 1.
      (3) Calculation of Estimated Yield (See Attachment 1.)
   c. We will disburse management fees from project income only after:
      (1) We have submitted this Certification to HUD;
      (2) HUD has approved the Agent to manage this project; and
      (3) HUD has approved the management fee (if required).
   d. We understand that no fees may be earned or paid after HUD has terminated the Management Agreement.
   e. If HUD notifies me of an excessive management fee, I, the Agent will within 30 days of HUD's notice either:
      (1) Reduce the compensation to an amount HUD determines to be reasonable and
      (2) Require the administrator to refund to the project all excessive fees collected, or
      (3) Appeal HUD's decision and abide by the results of the appeal process, making any required reductions and refunds within 30 days after the date of this decision letter on the appeal.
   f. If HUD holds the residential management fee yield harmless under the transition provisions of Chapter 3, Section 4 of HUD Handbook 4381.5,
      (1) We understand that HUD will adjust the management fee percentage each time HUD approves a rent increase.
      (2) We agree to be bound by that percentage until the next rent increase or until HUD approves a different fee, pursuant to our request.
2. We will, if the project is subsidized by HUD, select and admit tenants, compute tenant rents and assistance payments, recertify tenants and carry out other subsidy contract administration responsibilities in accordance with HUD Handbook 4350.3 and other HUD instructions.
3. We agree to:
   a. Comply with this project's Regulatory Agreement, Mortgage & Mortgage Note, and any Subsidy Contract or Workout / Modification Agreement.
   b. Comply with HUD handbooks, notices or other policy directives that relate to the management of the project.
   c. Comply with HUD requirements regarding payment and reasonableness of management fees and allocation of management costs between the management fee and the project account.
   d. Refrain from purchasing goods or services from entities that have identity-of-interest with us unless the costs are as low as or lower than arms-length, open-market purchases.
4. The Agent agrees to:
   a. Assure that all expenses of the project are reasonable and necessary
   b. Exert reasonable effort to maximize project income and to take advantage of discounts, rebates and similar money-saving techniques.
   c. Obtain contracts, materials, supplies and services, including the preparation of the annual audit, on terms most advantageous to the project.
   d. Credit the project with all discounts, rebates or commissions (including any sales or property tax relief granted by the State or local government) received.
   e. Obtain the necessary verbal or written cost estimates and document the reasons for accepting other than the lowest bid.
   f. Maintain copies of such documentation and make such documentation available for your inspection during normal business hours.
   g. Invest project funds that HUD policies require to be invested and take reasonable effort to invest other project funds unless the owner specifically directs the Agent not to invest those other funds.
5. We certify that the types of insurance policies checked below are in force and will be maintained to the best of our ability at all times. Fidelity bonds and hazard insurance policies will name HUD as an additional payee in the event of loss. Note: For any box not checked, attach an explanation as to why you cannot obtain that type of insurance. Such situations should be extremely rare.
   a. [X] Fidelity bond or employee dishonesty coverage for:
      (1) all principals of the Agent and;
      (2) all persons who participate directly or indirectly in the management and maintenance of the project and its assets, accounts and records. Coverage will be at least equal to the project's gross potential income for two (2) months.
   b. [ ] Hazard Insurance coverage in an amount required by the project's Mortgage.
   c. [ ] Public liability coverage with the Agent designated as one of the insured.
6. The Agent agrees to:
   a. Furnish a response to HUD's management review reports, physical inspection reports and written inquiries regarding the project's annual financial statements or monthly accounting reports within 30 days after receipt of the report or inquiry.
   b. Establish and maintain the project's accounts, books and records in accordance with:
      (1) HUD's administrative requirements;
      (2) generally accepted accounting principles; and
      (3) in a condition that will facilitate audit.
7. We agree that:
   a. All records related to the operation of the project, regardless of where they are housed, shall be considered the property of the project.
   b. HUD, the General Accounting Office (GAO), and those agencies' representatives may inspect:
      (1) any records which relate to the project's purchase of goods or services.
      (2) the records of the Owner and the Agent, and
      (3) the records of companies having an identity-of-interest with the owner and the agent.

identity-of-interest individual or business for the provision of goods or services to the project: "Upon request of HUD or (name of owner or Agent), (name of contractor or supplier) will make available to HUD, at a reasonable time and place, its records and records of identity-of-interest companies which relate to goods and services charged to the project. Records and information will be sufficient to permit HUD to determine the services performed, the dates the services were performed, the location at which the services were performed, the time consumed in providing the services, the charges made for materials, and the per-unit and total charges levied for said services." The owner agrees to request such records within seven (7) days of receipt of HUD's request to do so.

8. We certify that any Management Agreement does not contain the type of "hold harmless" clause prohibited by HUD.

9. We agree to include the following provisions in the Management Agreement and to be bound by them:

a. HUD has the right to terminate the Management Agreement for failure to comply with the provisions of this Certification, or other good cause, thirty days after HUD has mailed the owner a written notice of its desire to terminate the Management Agreement.

b. In the event of a default under the Mortgage, Note or Regulatory Agreement, HUD has the right to terminate the Management Agreement immediately upon HUD's issuance of a notice of termination to the Owner and Agent.

c. If HUD exercises this right of termination, I, the Owner, agree to promptly make arrangements for providing management that is satisfactory to HUD.

d. If there is a conflict between the Management Agreement & HUD's rights and requirements, HUD's rights & requirements will prevail.

e. If the Management Agreement is terminated I, the Agent, will give to the Owner all of the projects cash, trust accounts investments and records within thirty (30) days of the date the Management Agreement is terminated.

10. I, the Owner, agree to submit a new Management Certification to HUD before taking any of the following actions:

a. Authorizing the agent to collect a fee different from the percentages fees and any special fees specified in Paragraph 1 of this Certification:

b. Changing the expiration date of the Management Agreement.

c. Renewing the Management Agreement.

d. Permitting a new Agent to operate the project.

e. Permitting a new Agent to collect a fee.

f. Undertaking self-management of the project.

11. We agree to:

a. Comply with all Federal state, or local laws prohibiting discrimination against any persons on grounds of race, color, creed, familial status, handicap, sex or national origin, including Title VI of the Civil Rights Act of 1964, Fair Housing Act, Executive Order 11063 and all regulations implementing those laws.

b. When the head or spouse is otherwise eligible, give families with children equal consideration for admission.

c. Give handicapped persons priority for subsidized units that were built and equipped specifically for the handicapped.

d. If the project receives any form of direct Federal financial assistance, comply with the provisions of Section 504 of the Rehabilitation Act of 1973, as amended, the Age Discrimination Act of 1975 and all regulations and administrative instructions implementing these laws. The Agent understands that these laws and regulations prohibit discrimination against applicants or tenants who are handicapped or of a certain age.

e. Furnish HUD's Office of Fair Housing and Equal Opportunity any reports and information required to monitor the project's compliance with HUD's fair housing and affirmative marketing requirements (including HUD Form 949, if applicable).

f. Not discriminate against any employee, applicant for employment or contractor because of race, color, handicap, religion, sex or national origin.

g. Provide minorities, women and socially and economically disadvantaged firms equal opportunity to participate in the project's procurement and contracting activities.

h. If the project receives any form of direct Federal financial assistance, comply with Section 3 of the Housing and Urban Development Act of 1968 and its implementing regulations. I, the Agent, understand that this law and the regulations require the project to make training, employment and contracting opportunities available, to the greatest extent feasible, to lower-income project area residents and small businesses.

12. We certify that we have read and understand HUD's definition of "identity-of-interest" and that the statement(s) checked and information entered below are true. (Check box a or boxes b and / or c.)

a. ☒ No identity-of-interest exists among the Owner, the Agent and any individuals or companies that regularly do business with the project.

b. ☒ Only individuals and companies listed in Section 11a of the Management Entity Profile have an identity-of-interest with the Agent.

c. ☐ Only the individuals and companies listed below have an identity-of-interest with the Owner. (Show the name of the individual or company; list the services rendered; and describe the nature of the identity-of-interest relationship. Attach additional sheets, if necessary.)

13. I, the Agent, certify & agree:

a. that the Management Entity Profile, dated 12/31/96 is accurate and current as of the date of this Certification.

b. To submit an updated profile whenever there is a significant change in the organization or operations of the Management Entity.

14. The items checked below are attached:

☐ Attachment 1—Calculation of Est. Yields from Proposed Mgt Fees

☐ New Management Entity Profile

☒ Updated Management Entity Profile

☐ Other (Specify)____________

Warnings:

There are fines and imprisonment—$10,000/5years—for anyone who makes false, fictitious, or fraudulent statements or entries in any matter within the *jurisdiction of the Federal Government* (18 U.S.C 1001).

There are fines and imprisonment—$250,000/5years—for anyone who misuses rents & proceeds in violation of HUD regulations relative to this project. This applies when the motgage note is in default or when the project is in a nonsurplus cash position (12 U.S.C 1715z-9).

HUD may seek a "double damages" civil remedy for the use of assets or income in violation of any Regulatory Agreement or any applicable HUD regulations (12 U.S.C 1715z-4a).

HUD may seek additional civil money penalties to be paid by the mortgagor through personal funds for:

(1) Violation of an agreement with HUD to to use nonproject funds for certain specified purposes as a condition of receiving transfers of physical assets, flexible subsidy loan, capital improvement loan, modification of mortgage terms or workout. The penalties could be as much as the HUD Secretary's loss at foreclosure sale or sale after foreclosure.

(2) Certain specific violations of the Regulatory Agreement, the penalties could be as much as $25,000 per occurrence (12 U.S.C 1735f-15).

By Project Owner: Name, title, signature, date:

Bradley C Davis, 12/06/00

By Management Agent: Name, title, signature, date:

Bradley C Davis 12/06/00

Previous editions are obsolete

form HUD-9839-B (03/29/96)
ref. Handbook 4381.5 & 4571.4

Exhibit 6.11

Hanna Village Apartments, L.P.
Management Agreement

MANAGEMENT AGREEMENT

This Management Agreement ("Agreement"), dated as of this ~~30th~~ 1st day of ~~April~~ May, 1992 between Hanna Village Apartments, L.P., an Indiana limited partnership, hereinafter referred to as the "Owner", and Davis Properties, L.P., an Indiana limited partnership, hereinafter referred to as the "Agent".

The Owner hereby appoints the Agent, and the Agent hereby accepts appointment, on the terms and conditions hereinafter provided, as exclusive management agent of the development known as Hanna Village Apartments, located at approximately 309 East Hanna Avenue, in the City of Indianapolis, County of Marion, State of Indiana (the "Development").

1. **LOW INCOME HOUSING TAX CREDIT PROGRAM**

The Agent understands that the Owner is operating under the Low Income Housing Tax Credit Program ("LITC Program"). In performing its duties under this Agreement, the Agent agrees to comply in all material respects with all pertinent requirements of Section 42 of the Internal Revenue Code of 1986, as amended, including but not limited to the income and occupancy restrictions regarding qualified low income tenants. In addition, the Agent agrees to maintain and operate the Development in accordance with the provisions of the Declaration of Extended Low Income Housing Commitment from the Owner to the Indiana Housing Finance Authority ("IHFA") and applicable rules and regulations issued by IHFA.

2. **MANAGEMENT OF THE DEVELOPMENT**

The Agent shall manage and maintain the Development in a manner consistent with the standard of management utilized in managing similar developments of comparable size in Marion County, Indiana. The Agent shall make available to the Owner the full benefit of its experience and judgment in the operations of quality real estate properties.

3. **MARKETING**

The Agent will carry out or cause to be carried out by itself or by a marketing company approved by Owner the marketing activities reasonably necessary to maintain high occupancy so that the Development may be operated profitably, observing all requirements of the LITC Program.

4. RESIDENT SELECTION, ORIENTATION AND ASSIGNMENT

a. All prospective residents shall be certified by the Agent to meet the requirements of the LITC Program. The Agent will counsel all prospective residents regarding rental requirements and rules and regulations governing occupancy of the Development and services available to its residents. The Agent will conduct appropriate investigations to assure that all prospective residents meet the requirements of the LITC Program; provided however that Agent shall not be liable to Owner for any losses or liabilities (including without limitation the loss of tax credits issued to the Owner under the LITC Program) arising from or relating to any misrepresentations of information by prospective or existing residents of the Development.

b. The Agent will prepare all dwelling leases, and will execute the same in its name, identified therein as the agent for the Owner. The terms of all residential leases will comply with the pertinent provisions of the LITC Program, the tenancy laws of the State of Indiana and standard real estate management practices.

c. The Agent will collect, deposit and disburse security deposits, if required, in accordance with the terms of each tenant's lease and the tenancy laws of the State of Indiana, including the Indiana Security Deposits Statute, Section 32-7-5-1, et seq.

d. The Agent will negotiate any necessary commercial leases and concessions agreements, and will execute the same in its name, identified therein as the agent for the Owner, subject to the Owner's prior approval of all material terms and conditions.

e. The Agent shall coordinate the plans of tenants for moving their personal property in and out of the Development, with a view towards scheduling such movements so as to cause a minimum of loss of income to the Owner and the Development.

f. The Agent shall maintain complete tenant files at the Development site and provide authorized representatives of the Owner with access to all tenant records. The Agent shall not disclose any tenant file information to any other person or persons without the Owner's prior approval and proper legal authority.

5. ENFORCEMENT OF LEASES

The Agent will be responsible for enforcing tenant compliance with the terms and conditions of the tenant's lease and/or any written rules, regulation and/or notices as may be promulgated from time to time.

In the event that legal action may be required to enforce any of the terms and conditions of the tenants' leases and/or such rules, regulations and/or notices, the Agent shall prepare any documentation necessary to resolve such legal action and forward the same to the Owner. The Agent shall cooperate with the Owner in all ways reasonably necessary to resolve any potential or actual legal actions.

6. **COLLECTION OF RENTS AND OTHER RECEIPTS**

The Agent will collect when due all rents, charges and other amounts receivable on the Owner's account in connection with the management and operation of the Development. Such receipts (except for tenant's security deposits which will be handled as specified in Subsection 4(c) above) will be deposited in an account, separate from all other accounts and funds, with a bank designated by the Owner whose deposits are fully insured by the Federal Deposit Insurance Corporation. Owner shall have the right to deposit additional funds into the account from time to time as it deems necessary or advisable. Such account shall be in name of Hanna Village Apartments, L.P. and is herein referred to as the "Operating Account." The Agent shall reserve in the Operating Account on a monthly basis the amount necessary to pay operating expenses of the Development (as set forth in the annual budget referred to in Subsection 7(a) hereof) for the then-current month. The balance of moneys collected in the Operating Account, if any, shall be deposited by the Agent, at the direction and on behalf of the Owner, into an account in a bank designated by the Owner from time to time (the "Bank"). The transfer of funds by the Agent to the Bank shall be made at such intervals which the Owner may direct.

The Owner hereby authorizes the Agent to request, demand, collect and receive any and all rents or charges which may at any time be or become due to the Owner. In the event of non-payment, the Agent, upon request and on behalf of the Owner, shall prepare a list of all delinquencies and forward the same to the Owner.

The Agent shall prepare on a timely basis all requisitions and vouchers for all rent or carrying charges which may be due to the Owner.

7. **FINANCIAL**

a. The Agent shall prepare for the Owner's approval an annual budget, including monthly projections of revenues and expenses.

b. The Agent shall maintain a comprehensive system of records, including but not limited to a general ledger, general journal, cash receipt book, monthly rent roll, cash disbursements book, security deposit register, bank reconciliations, payroll books and records, contracts, invoices, tenant files and any other records, files or books required to discharge the Agent's duties according to generally accepted accounting principles.

c. The Agent shall prepare and submit to the Owner a monthly financial statement, balance sheet and, upon the written request of the Owner, a rent roll.

d. The Agent shall maintain any financial records required for the filing of any necessary reports to the Owner (or, upon request, its partners) or any applicable federal, state or local governmental agencies.

e. The Agent shall prepare and file all forms, reports, and returns required by law in connection with Unemployment Insurance, Worker's Compensation Insurance, Disability Benefits, Social Security, Payroll Taxes and other similar taxes now in effect or hereinafter imposed.

f. The Agent, acting in its discretion using prudent business judgment, shall disburse on behalf of the Owner to the appropriate parties, regularly and punctually, from the funds collected and deposited in the Operating Account, any amount which has been incurred as an operating expense of the Development.

g. The Agent shall, acting in its discretion using prudent business judgment, procure any services, supplies or insurances required for the operation of the Development.

8. GENERAL

a. The Agent shall have an employee present at the Development during business hours necessary to accommodate the servicing of the needs of the tenants and the Owner.

b. The Agent shall obtain fidelity bonds covering all of its employees in an amount equal to the maximum monthly potential rents of the Development.

c. All actions, performance or undertaking by the Agent pursuant to the provisions of this Agreement shall be done as agent of the Owner.

d. Notwithstanding any provisions contained herein, the Owner shall hold the Agent harmless from legal and other costs if the legal and other costs arise from the Agent's proper performance of its duties under the terms of this Agreement or the Owner's failure to respond to the Agent's proper and timely requests and recommendations.

e. The Agent shall comply fully with the provisions of any federal, state or local law prohibiting discrimination in housing on the basis of race, color, creed, sex or national origin.

f. The Agent shall enforce the requirements that applicants and residents certify and re-certify the total income of the family in accordance with the regulations for the LITC Program.

g. The Agent will maintain a management office within the Development. The Owner will charge no rental for the same nor shall Agent be charged for heat, light or telephone for the premises occupied as the Agent's management office.

h. The Owner shall be responsible for the overall maintenance at the Development.

i. All fees due and payable to the Agent hereunder are hereby expressly subordinated and made secondary and inferior to (a) all the liens, mortgages, encumbrances, security interests and assignments created under, renewed and extended under or existing under or by virtue of any mortgage encumbering the Development executed by the Owner in favor of any permanent or construction lender ("Lender") (the "Mortgage") and (b) all indebtedness described in and secured by such Mortgage ("Indebtedness").

j. Notwithstanding the terms contained within Section 11 below, in the event of a material default by the Owner under any document evidencing the Indebtedness, Lender may elect, within sixty (60) days after the declaration of such default by Lender, to (i) terminate this Agreement, and upon such election, this Agreement shall be considered terminated without claim by the Agent against either the Owner, Lender or the Development, for any fees, compensation, costs or expenses arising subsequent to the date of such termination, or (ii) to continue this Agreement upon the same terms and conditions contained herein. In the event Lender elects to continue this Agreement, Lender shall retain the ability to elect on a monthly basis, concurrently with each monthly payment to the Agent, to terminate this Agreement.

9. TENANT RELATIONS

The Agent shall be responsible for establishing and maintaining positive tenant management relations at the Development.

10. COMPENSATION

The Agent shall be compensated for its services as follows:

a. The Agent shall be compensated for its services under this Agreement at the rate of 5 percent (5%) of gross collected income.

b. The Agent's compensation will be due and payable on the first day of each month.

11. TERM OF AGREEMENT

The initial term of this Agreement shall be in effect for a period of five years beginning on the 30th day of April, 1992 subject to the following conditions:

a. This Agreement may be terminated by the Owner or Agent with cause on ninety (90) days written notice to the other party.

b. In the event that a petition in bankruptcy is filed by or against the Agent, or in the event that the Agent makes an assignment for the benefit of creditors or takes advantage of any insolvency act, the Owner shall have the right to terminate this Agreement immediately.

c. Upon termination, the Agent will submit to the Owner any financial statements required by the Owner. After the Agent has accounted to the Owner with respect to all matters outstanding at the date of termination, the Owner will furnish the Agent

security in the form and principal amount satisfactory to the Agent against any obligations or liabilities which the Agent may properly have incurred on behalf of the Owner hereunder.

d. Upon the expiration of the initial five year term of this Agreement, and upon the expiration of any extension period thereto, if any, the term of this Agreement shall automatically be renewed, upon the same terms and conditions contained herein (except for the amount of compensation due hereunder which may be renegotiated upon the expiration of the initial term or any extension term) for an additional five year period unless the Owner shall notify the Agent in writing of termination within ninety (90) days prior to the expiration of the initial term or the then-current extension term if any.

12. **NOTICES**

Any notice to the parties to this Agreement shall be conclusively deemed to have been received and to be effective on the date on which it is delivered at the address listed below or, if sent by certified mail, postage prepaid, on the third business day after the day on which it is mailed, addressed to the party at the address listed below:

The Owner:
Hanna Village Apartments, L.P.
c/o Davis Properties, L.P.
8200 Haverstick Road
Suite 250
Indianapolis, IN 46240
Attention: Michael B. Davis

The Agent:
Davis Properties, L.P.
8200 Haverstick Road
Suite 250
Indianapolis, IN 46240
Attention: J. Michael McClure

The addresses set forth above may be changed pursuant to notice to the other party given in accordance with this section.

13. APPLICABLE LAW

This Agreement shall be construed in accordance with and governed by the laws of the State of Indiana.

14. SEVERABILITY

In the event any provision of this Agreement shall be held invalid or unforceable by any court of competent jurisdiction, such holding shall not invalidate or render any other provisions hereof unenforceable.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

OWNER

HANNA VILLAGE APARTMENTS, L.P.,
an Indiana limited partnership

By: Davis Properties, Inc.,
an Indiana corporation
in its capacity as general
partner of Owner

By: _______________
Michael B. Davis
President

AGENT

Davis Properties, L.P.,
an Indiana limited partnership

By: Davis Properties, Inc.,
an Indiana corporation,
in its capacity as general
partner of Agent

By: _______________
C. Richard Davis
Vice President

MGMTAG.55

Exhibit 6.12

Harrison Park Apartments
Management Agreement

MANAGEMENT AGREEMENT

This Management Agreement (the "Agreement"), dated as of this 17th day of May, 2000 between Fort Harrison Housing, L.P., an Indiana limited partnership, hereinafter referred to as the "Owner", and Davis Homes, LLC, an Indiana limited liability company, hereinafter referred to as the "Agent".

The Owner hereby appoints the Agent and the Agent hereby accepts appointment, on the terms and conditions hereinafter provided, as exclusive management agent of the development known as Harrison Place, located at approximately the 5800 block of Lee Road, in the City of Indianapolis, County of Marion, State of Indiana (the "Development").

1. Management of the Development.

The Agent understands the Development is being financed under the 221(d)(4) Mortgage Insurance Program as administered by the United States Department of Housing and Urban Development. In performing its duties under this Agreement, the Agent agrees to comply in all material respects with all pertinent requirements of the 221(d)(4) program.
[HUD Program]

The Agent shall manage and maintain the Development in a manner consistent with the standard of management utilized in managing similar developments of comparable size in Marion County, Indiana. The Agent shall make available to the Owner the full benefit of its experience and judgment in the operations of quality real estate properties.

2. Marketing.

The Agent will carry out or cause to be carried out by itself or by a marketing company approved by Owner, the marketing activities reasonably necessary to maintain high occupancy so that the Development may operate profitably, observing all requirements of the 221(d)(4) Program.

3. Resident Selection, Orientation and Assignment.

a. All prospective residents shall be certified by the Agent to meet the requirements of the general leasing requirements of the Owner. The Agent will counsel all prospective residents regarding rental requirements, rules and regulations governing occupancy of the Development and services available to the residents. The Agent will conduct appropriate investigations to assure that all prospective residents meet the requirements' provided however, that Agent shall not be liable to Owner for any losses or liabilities arising from or relating to

any misrepresentations of information by prospective or existing residents of the Development.

b. The Agent will prepare all dwelling leases, and will execute the same in its name, identified therein as the agent for the Owner. The terms of all residential leases will comply with the tenancy laws of the State of Indiana and standard real estate management practices.

c. The Agent will collect, deposit and disburse security deposits, if required, in accordance with the terms of each tenant's lease and the tenancy laws of the State of Indiana, including the Indiana Security Deposits Statute, Section 32-7-5-1.

All funds collected as security deposits shall not exceed one (1) months rent and shall be kept separate and apart from all other funds of the Development in a trust account, the amount of which shall at all times equal or exceed the aggregate of all outstanding obligations under said account. [HUD Program]

d. The Agent will negotiate any necessary commercial leases and concessions agreements, and will execute the same in its name, identified therein as the agent for Owner, subject to the Owner's prior approval of all material terms and conditions.

e. The Agent shall coordinate the plans of tenants for moving their personal property in and out of the Development, with a view towards scheduling such movements so as to cause a minimum of loss of income to the Owner and the Development.

f. The Agent shall maintain complete tenant files at the Development site and provide authorized representatives of the Owner with access to all tenant records. The Agent shall not disclose any tenant file information to any other person or persons without the Owner's prior approval and proper legal authority.

4. Enforcement of Leases.

The Agent will be responsible for enforcing tenant compliance with the terms and conditions of the tenant's lease and/or any written rules, regulations and/or notices as may be promulgated from time to time.

In the event that legal action may be required to enforce any of the terms and conditions of the tenant's leases and/or such rules, regulations and/or notices, the Agent shall prepare any documentation necessary to resolve such legal action and forward the same to the Owner. The Agent shall cooperate with the Owner in all ways reasonably necessary to resolve any potential or actual legal actions.

5. Collection of Rents and Other Receipts.

The Agent will collect when due all rents, charges and other amounts receivable on the Owner's account in connection with the management and operation of the Development. Such receipts (except for tenant's security deposits which will be handled as specified in Subsection 3(c) above), will be deposited in an account, separate from all other accounts and funds, with a bank designated by the Owner whose deposits are fully insured by the Federal Deposit Insurance Corporation. Owner shall have the right to deposit additional funds into the account from time to time as it deems necessary or advisable. Such account shall be in the name of Fort Harrison Housing, L.P. and is herein referred to as the "Operating Account". The Agent shall reserve in the Operating Account on a monthly basis the amount necessary to pay operating expenses of the Development (as set forth in the annual budget referred to in Subsection 6(a) hereof) for the then current month. The balance of the moneys collected in the Operating Account, if any shall be deposited by the Agent, at the direction and on behalf of the Owner, into an account in a bank designated by the Owner from time to time (the "Bank"). The transfer of funds by the Agent to the Bank shall be made at such intervals which the Owner may direct.

The Owner hereby authorizes the Agent to request, demand, collect and receive any and all rents or charges which may at any time be or become due to the Owner. In the event of non-payment, the Agent, upon request and on behalf of the Owner, shall prepare a list of all delinquencies and forward the same to the Owner.

The Agent shall prepare on a timely basis all requisitions and vouchers for all rent or carry charges which may be due to the Owner.

6. Financial.

a. The Agent shall prepare for the Owner's approval an annual budget, including monthly projections of revenues and expenses.

b. The Agent shall maintain a comprehensive system of records, including but not limited to a general ledger, general journal, cash receipt book, monthly rent roll, cash disbursements book, security deposit register, bank reconciliations, payroll books and records, contracts, invoices, tenant files and any other records, files or books required to discharge the Agent's duties according to general acceptable accounting principles.

c. The Agent shall prepare and submit to the Owner a monthly financial statement, balance sheet and upon written request of the Owner, a rent roll.

d. The Agent shall maintain any financial records required for the filing of any necessary report to the Owner (or upon request, its partners) or any applicable federal, state or local government agencies.

e. The Agent shall prepare and file all forms, reports, and returns required by law in connection with Unemployment Insurance, Worker's Compensation Insurance, Disability Benefits, Social Security, Payroll Taxes and other similar taxes now in effect or hereinafter imposed.

f. The Agent, acting in its discretion using prudent business judgment, shall disburse on behalf of the Owner to the appropriate parties, regularly and punctually, from the funds collected and deposited in the Operating Account, any amount which has been incurred as an operating expense of the Development.

g. The Agent shall, acting in its discretion using prudent business judgment, procure any services, supplies or insurance required for the operation of the Development.

7. General.

a. The Agent shall have an employee present at the Development during business hours necessary to accommodate the servicing of the needs of the residents and Owner.

b. The Agent shall obtain fidelity bonds covering all of its employees in an amount equal to the maximum monthly potential rents of the Development.

c. All actions, performance or undertaking by the Agent pursuant to the provisions of the Agreement shall be done as agent of the Owner.

d. Notwithstanding any provision contained herein, the Owner shall hold the Agent harmless from legal and other costs if the legal and other costs arise from the Agent's proper performance of its duties under the terms of this Agreement or the Owner's failure to respond to the Agent's proper and timely requests and recommendations.

e. The Agent shall comply fully with the provisions of any federal, state or local law prohibiting discrimination in housing based on the race, color, religion, sex, handicap, familial status or national origin.

f. The Agent will maintain a management office within the development. The Owner will charge no rent for the same nor shall the Agent be charged for heat, light or telephone for the premises occupied as the Agent's management office.

g. The Owner shall be responsible for the overall maintenance at the Development.

h. All fees due and payable to the Agent hereunder are hereby expressly subordinated and made secondary and inferior to (a) all liens, mortgages, encumbrances, security interests and assignments created under, renewed and extended under or existing under or by virtue of any mortgage encumbering the Development executed by the Owner in favor of any permanent or construction lender ("Lender") (the "Mortgage") and (b) all indebtedness described in and secured by such Mortgage ("Indebtedness"). [HUD Program]

i. Notwithstanding the terms contained within Section 10 below, in the event of a material default by the Owner under any document evidencing the Indebtedness, this Agreement shall be subject to termination without penalty upon written request of the Secretary of the United States Department of Housing and Urban Development ("Secretary").

Upon such request, Owner shall immediately arrange the termination of this Agreement within a period of not more than thirty (30) days and shall make arrangements satisfactory to the Secretary for continuing proper management of the Development.

Further, if such request is made, this Agreement shall be considered terminated without claim by the Agent against either the Owner, Secretary or the Development, for any fees, compensation, costs or expenses arising subsequent to the date of such termination. In the event Secretary elects to continue the Agreement, Secretary shall retain the ability to elect on a monthly basis, concurrently with each monthly payment to Agent, to terminate this Agreement. [HUD Program]

8. <u>Tenant Relations.</u>

The Agent shall be responsible for establishing and maintaining positive tenant relations at the Development.

9. <u>Compensation.</u>

The Agent shall be compensated for its services as follows:

a. The Agent shall be compensated for its services under this Agreement at a rate of three percent (3%) of gross collected income.

b. The Agents compensation will be due and payable on the first day of each month.

10. Term of Agreement.

The initial term of this Agreement shall be in effect for a period of five (5) years beginning on the ____ day of ______________, 2000.

a. This Agreement may be terminated by the Owner or Agent with cause on ninety (90) days written notice to the other party.

b. In the event that a petition in bankruptcy is filed by or against the Agent, or in the event that the Agent makes an assignment for the benefit of creditors or takes advantage of any insolvency act, the Owner shall have the right to terminate this Agreement immediately.

c. Upon termination, the Agent will submit to the Owner any financial statements required by the Owner. After the Agent has accounted to the Owner with respect to all matters outstanding at the date of termination, the Owner will furnish the Agent security in the form and principal amount satisfactory to the Agent against any obligations or liabilities which the Agent may properly have incurred on behalf of the Owner hereunder.

d. Upon the expiration of the initial five (5) year term of this Agreement, and upon the expiration of any extension period thereto, if any, the term of this Agreement shall automatically be renewed, upon the same terms and conditions contained herein (except for the amount of compensation due hereunder which may be renegotiated upon the expiration of the initial term or any extension term [so long as the compensation agreed upon does not exceed the compensation allowed under the 221(d)(4) HUD Program]) for an additional five (5) year period unless the Owner shall notify the Agent in writing of the termination within ninety (90) days prior to the expiration of the initial term or the then-current extension term if any.

e. Notwithstanding the foregoing, in the event the general partner of the Owner shall be removed in accordance with the terms of the Restated Agreement of Limited Partnership of the Owner, then the successor general partner (or, if applicable, the limited partner) of Owner may terminate this Agreement within ten (10) days following written notice to Agent.

11. Notices.

Any notice to the parties of this Agreement shall be conclusively deemed to have been received and to be effective on the date on which it is delivered at the address listed below or, if sent by certified mail, postage prepaid, on the third business day after the date on which it was mailed, addressed to the party at the address listed below:

The Owner: Fort Harrison Housing, L.P.
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240
Attention: Bradley C. Davis

The Agent: Davis Homes, LLC
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240
Attention: Jane Hendrickson

The addresses set forth above may be changed pursuant to notice to the other party given in accordance with this Section.

12. Applicable Law.

This Agreement shall be construed in accordance with and governed by the laws of the State of Indiana.

13. Severability.

In the event any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render any other provisions hereof unenforceable.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

Owner: FORT HARRISON HOUSING, L.P., an Indiana limited partnership

By: FORT HARRISON HOUSING, INC. an Indiana corporation, its general partner

By: [signature]
Bradley C. Davis, President

Agent: DAVIS HOMES, LLC, an Indiana limited liability company

By: DAVIS HOLDING CORPORATION, its managing member

By: [signature]
Bradley C. Davis, Vice President

Exhibit 6.13

Autumn Chase Apartments
Management Agreement

Project Owner's Certification for Owner-Managed Multifamily Housing Projects

U.S. Department of Housing and Urban Development
Office of Housing
Federal Housing Commissioner

OMB Approval No. 2502-0305 (exp. 04/30/2003)

Public reporting burden for this collection of information is estimated to average 30 minutes per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. This agency may not conduct or sponsor, and a person is not required to respond to, a collection information unless that collecton displays a valid OMB control number.

Owners of insured and assisted multifamily housing projects are required by HUD administrative guidelines as found in HUD Handbook 4381.5 REV-2, The Management Agent Handbook, to submit certain data for review by the local HUD office of approval of a new management agent. These requirements apply to insured multifamily projects or HUD-held mortgages and subsidized, non-insured projects that are not financed by State Agencies or the Rural Housing Service Agency.

Project name	FHA project number	Date (mm/dd/yyyy)
AUTUMN CHASE APARTMENTS	073-35534	05/31/00
City, State		Section 8 number
INDIANAPOLIS, INDIANA		

Acting on behalf of AUTUMN CHASE APARTMENTS, LP, the Project Owner, I make the following certifications and agreements to the United States Department of Housing and Urban Development (HUD) regarding management of the above project.

1. I certify that:
   a. I will comply with HUD requirements and contract obligations, execute an acceptable management agreement, and agree that no payments have been made to me (or agent thereof) in return for awarding the management contract; and, such payments will not be made in the future.
   b. No management agent will be hired without HUD's prior written approval. Changes in the fee will be implemented only in accordance with HUD's requirements.
      (1) Fees:
      (a) 3 % of residential income collected;
      (b) ____ % of commercial income collected;
      (c) 3 % of miscellaneous income collected (This percentage must not exceed the percentage in (1)(a) above).
      (d) Special Fees No ☐ Yes ☐ If yes, describe in paragraph 4 of Attachment 1.
      (2) Calculation of Estimated Yield (See Attachment 1.)
   c. I will disburse management fees from project income only after:
      (1) We have submitted this Certification to HUD;
      (2) HUD has approved us to manage this project; and
      (3) HUD has approved the management fee (if required).
   d. I understand that no fees may be earned or paid after HUD has terminated my management of the project.
   e. If HUD notifies me of an excessive management fee, I will within 30 days of HUD's notice either:
      (1) Reduce the compensation to an amount HUD determines to be reasonable and
      (2) Require the administrator to refund to the project all excessive fees collected, or
      (3) Appeal HUD's decision and abide by the results of the appeal process, making any required reductions and refunds within 30 days after the date of this decision letter on the appeal.
   f. If HUD holds the residential management fee yield harmless under the transition provisions of Chapter 3, Section 4 of HUD Handbook 4381.5,
      (1) I understand that HUD will adjust the management fee percentage each time HUD approves a rent increase.
      (2) I agree to be bound by that percentage until the next rent increase or until HUD approves a different fee, pursuant to my request.
2. I will, if the project is subsidized by HUD, select and admit tenants, compute tenant rents and assistance payments, recertify tenants and carry out other subsidy contract administration responsibilities in accordance with HUD Handbook 4350.3 and other HUD instructions.
3. I agree to:
   a. Comply with this project's Regulatory Agreement, Mortgage & Mortgage Note, and any subsidy contract or Workout/Modification Agreement.
   b. Comply with HUD handbooks, notices or other policy directives that relate to the management of the project.
4. I agree to:
   a. Ensure that all expenses of the project are reasonable and necessary.
   b. Exert reasonable effort to maximize project income and to take advantage of discounts, rebates and similar money-saving techniques.
   c. Obtain contracts, materials, supplies and services, including the preparation of the annual audit, on terms most advantageous to the project.
   d. Credit the project with all discounts, rebates or commissions (including any sales or property tax relief granted by the state or local government) received.
   e. Obtain the necessary verbal or written cost estimates and document the reasons for accepting other than the lowest bid.
   f. Maintain copies of such documentation and make such documentation available for your inspection during normal business hours.
   g. Invest project funds that HUD policies require to be invested and take reasonable effort to invest other project funds .
   h. Comply with HUD requirements regarding payment and reasonableness of management fees and allocation of management costs between the management fee and the project account.
   i. Refrain from purchasing goods or services from entities that have identity-of-interest with us unless the costs are as low as or lower than arms-length, open-market purchases.
5. I certify that the types of insurance policies checked below are in force and will be maintained to the best of my ability at all times. Fidelity bonds and hazard insurance policies will name HUD as an additional payee in the event of a loss. Note: For any box not checked, attach an explanation as to why you cannot obtain that type of insurance. Such situations should be extremely rare.
   a. ☑ Fidelity bond or employee dishonesty coverage for
      (1) all principals of the ownership entity and;
      (2) all persons who participate directly or indirectly in the management and maintenance of the project and its assets, accounts and records. Coverage will be at least equal to the project's gross potential income for two (2) months.
   b. ☑ Hazard insurance coverage in an amount required by the projects Mortgage.
   c. ☑ Public liability coverage.
6. I agree to:
   a. Furnish a response to HUD's management review reports, physical inspection reports and written inquiries regarding the project's annual financial statements or monthly accounting reports within 30 days after receipt of the report or inquiry.
   b. Establish and maintain the project's accounts, books and records in accordance with:
      (1) HUD's administrative requirements;
      (2) generally accepted accounting principles; and
      (3) in a condition that will facilitate audit.

7. I agree that:

a. All records related to the operation of the project, regardless of where they are housed, shall be considered the property of the project.

b. HUD, the General Accounting Office (GAO), and those agencies' representatives may inspect:

(1) any records which relate to the project's purchase of goods or services;

(2) the records of the owner and the agent; and,

(3) the records of companies having an identity-of-interest with me.

c. The following clause will be included in any contract entered into with an identity-of-interest individual or business for the provision of goods or services to the project: "Upon request of HUD or (name of owner), (name of contractor or supplier) will make available to HUD, at a reasonable time and place, its records and records of identity-of-interest companies which relate to goods and services charged to the project. Records and information will be sufficient to permit HUD to determine the services performed, the dates the services were performed, the location at which the services were performed, the time consumed in providing the services, the charges made for materials, and the per-unit and total charges levied for said services." I agree to request such records within seven (7) days of receipt of HUD's request to do so.

8. I Understand that:

a. HUD has the right to terminate this self-management arrangement for failure to comply with the provisions of this Certification, or other good cause, thirty days after HUD has mailed me a written notice of its desire to terminate my authority to manage the project.

b. In the event of a default under the Mortgage, Note or Regulatory Agreement, HUD has the right to terminate my authority to manage the project immediately upon HUD's issuance of a notice of termination.

c. If HUD exercises this right of termination, I agree to promptly select an agent that is acceptable to HUD.

d. If there is a conflict between the Management Agreement & HUD's rights and requirements, HUD's rights & requirements will prevail.

e. If my authority to manage the project is terminated, I agree to immediately turn over to the new agent all of the project's cash, trust accounts investments and records.

9. I agree to submit a new Management Certification to HUD before taking any of the following actions:

a. Charge fees different from the percentage fees and any special fees specified in Paragraph 1 of this Certification:

b. Permit an entity other than me to operate the project.

c. Permit an entity other than me to collect a fee.

10. I agree to:

a. Comply with all Federal, state, or local laws prohibiting discrimination against any persons on grounds of race, color, creed, familial status, handicap, sex or national origin, including Title VI of the Civil Rights Act of 1964, Fair Housing Act, Executive Order 11063 and all regulations implementing those laws.

b. When the head or spouse is otherwise eligible, give families with children equal consideration for admission.

c. Give handicapped persons priority for subsidized units that were built and equipped specifically for the handicapped.

d. If the project receives any form of direct Federal financial assistance, comply with the provisions of Section 504 of the Rehabilitation Act of 1973, as amended, the Age Discrimination Act of 1975 and all regulations and administrative instructions implementing these laws. The owner understands that these laws and regulations prohibit discrimination against applicants or tenants who are handicapped or of a certain age.

e. Furnish HUD's Office of Fair Housing and Equal Opportunity any reports and information required to monitor the project's compliance with HUD's fair housing and affirmative marketing requirements (including HUD Form 949, if applicable).

f. Not discriminate against any employee, applicant for employment or contractor because of race, color, handicap, religion, sex or national origin.

g. Provide minorities, women and socially and economically disadvantaged firms equal opportunity to participate in the project's procurement and contracting activities.

h. If the project receives any form of direct Federal financial assistance, comply with Section 3 of the Housing and Urban Development Act of 1968 and its implementing regulations. I understand that this law and the regulations require the project to make training, employment and contracting opportunities available, to the greatest extent feasible, to lower-income project area residents and small businesses.

11. I certify that I have read and understand HUD's definition of "identity-of-interest" and that the statement(s) checked and information entered below are true. (Check box a or b.)

a. ☐ No identity-of-interest exists among me and any individuals or companies that regularly do business with the project.

b. ☐ Only those individuals and companies listed in Section 11a of the Management Entity Profile have an identity-of-interest with me.

12. I certify and agree:

a. that the Management Entity Profile, dated(mm/dd/yyyy)__________, is accurate and current as of the date of this Certification.

b. To submit an updated profile whenever there is a significant change in the organization or operations of the management entity of the project.

13. The items checked below are attached:

☒ New Management Entity Profile (NEW PROJECT)

☐ Updated Management Entity Profile

☐ Attachment 1, Calculation of Estimated Yields from Proposed Management Fees

☐ Other (Specify)__________

Warnings:

There are fines and imprisonment—$10,000/5years—for anyone who makes false, fictitious, or fraudulent statements or entries in any matter within the jurisdiction of the Federal Government (18 U.S.C 1001).

There are fines and imprisonment—$250,000/5years—for anyone who misuses rents & proceeds in violation of HUD regulations relative to this project. This applies when the mortgage note is in default or when the project is in a nonsurplus cash position (12 U.S.C 1715z-9).

HUD may seek a "double damages" civil remedy for the use of assets or income in violation of any Regulatory Agreement or any applicable HUD regulations (12 U.S.C 1715z-4a).

HUD may seek additional civil money penalties to be paid by the mortgagor through personal funds for :

(1) Violation of an agreement with HUD to use nonproject funds for certain specified purposes as a condition of receiving transfers of physical assets, flexible subsidy loan, capital improvement loan, modification of mortgage terms or workout. The penalties could be as much as the HUD Secretary's loss at foreclosure sale or sale after foreclosure.

(2) Certain specific violations of the Regulatory Agreement, the penalties could be as much as $25,000 per occurrence (12 U.S.C 1735f-15).

AUTUHN CHASE APARTMENTS, L.P.

By Project Owner: Name AUTUMN CHASE APARTMENTS, INC. ITS GENERAL PARTNER

BRADLEY C. DAVIS PRESIDENT

title

[signature]

signature

05/31/00

date (mm/dd/yyyy)

Project Name	FHA Project Number	Date (mm/dd/yyyy)
AUTUMN CHASE APARTMENTS	073-35534	05/31/00

HUD Field Office Use Only (Check all boxes that apply)

An up-front review of the management fee was: ☐ Required ☑ Not required

☑ The management fees quoted in paragraph 1a and explained in Attachment 1 of this Certification are approved.

☐ The management fees quoted in Paragraph 1a and explained in Attachment 1 of this Certification are **not** approved. The attached letter, dated (mm/dd/yyyy) ______________, explains the reasons for this disapproval and sets forth the allowable management fees.

☐ The residential management fee **Percentage** is held harmless at __________%.

☐ The residential management fee Yield is held capped at $__________PUPM. *Each time you approve a rent increase, adjust the management fee* **Percentage** to maintain this yield and enter the information required below.

Effective Date (mm/dd/yyyy) of New Fee %*	Monthly Rent Potential	Collections % Assumed**	Adjusted Management Fee Percentage

* This should be the same date the rent increase is effective.
** 95% unless you approve a different percentage.

By Loan Servicer		By Supervisory Load Servicer/Loan Management Branch Chief	
Signature: Mena Savage	Date (mm/dd/yyyy): 6/12/2000	Signature	Date (mm/dd/yyyy)
Name: Mena Savage		Name	
Title: Project Manager		Title	

Attachment 1—Calculation of Estimated Yields from Proposed Management Fees

Project Name	FHA Project Number	Date (mm/dd/yyyy)
AUTUMN CHASE APARTMENTS	073-35534	05/31/00

1. Residential Fee

a.	Monthly residential rent potential (from Part A of the most recent HUD-approved Rent Schedule	$ 120,880
b.	Line 1a times 0.95 *	$ 114,836
c.	Percentage fee	3 %
d.	Monthly residential fee yield (Line 1b times 1c)	$ 3,445
e.	Total number of residential units (include rent-free units.)	176 units
f.	Residential fee yield per unit per month (Line 1d divided by 1e.)	$ 19.57 PUPM

* **Note:** Generally collections must be estimated at 95% of gross potential. If you use a lower percentage, attach an explanation for the collections percentage used. Make sure that any assumption of a lower collections base does not compensate the agent for services for which a special fee will be paid.

2. Commercial Fee (Describe commercial space, how it is used and what services management provides.)

a.	Monthly commercial rent potential (fromPart E of the most recent HUD-approved Rent Schedule)	$ NONE
b.	Percentage fee	3 %
c.	Commercial fee yield (Line 2a times 2b)	$

3. Miscellaneous Fee

a. Percentage fee (not to exceed the residential income fee percentage in Line 1c) 3 %

b. List any miscellaneous income on which HUD allows a fee to be taken, but on which you have agreed a fee will not be paid.

4. Special Fees

Show dollar amount(s), purpose(s) and time period(s) covered. Describe performance standards and target dates for accomplishment of special tasks. (Attach additional sheets, if needed.)

Exhibit 6.14

White River Associates, L.P.
Lease Agreements

LEASE

BY AND BETWEEN

WHITE RIVER ASSOCIATES, L.P.

("Landlord")

AND

DAVIS HOMES, L.P.

("Tenant")

TABLE OF CONTENTS

ARTICLE

1 TERMS
2 COMMENCEMENT AND EXPIRATION DATES
3 PAYMENT OF RENT
4 ANNUAL REPORTS
5 USES
6 LATE CHARGES
7 REPAIRS AND MAINTENANCE
8 UTILITIES AND SERVICE
9 LIABILITY INSURANCE
10 FIRE INSURANCE - FIXTURES AND EQUIPMENT
11 DAMAGE OR DESTRUCTION
12 ALTERATIONS AND ADDITIONS: REMOVAL OF FIXTURES
13 ACCEPTANCE OF PREMISES
14 TENANT IMPROVEMENTS
15 ACCESS
16 WAIVER OF SUBROGATION
17 INDEMNIFICATION
18 ASSIGNMENT AND SUBLETTING
19 ADVERTISING
20 LIENS
21 DEFAULT
22 SUBORDINATION
23 SURRENDER OF POSSESSION
24 NON-WAIVER
25 HOLDOVER
26 CONDEMNATION
27 NOTICES
28 BROKERS
29 LANDLORD'S LIABILITY
30 ESTOPPEL CERTIFICATES
31 TRANSFER OF LANDLORD'S INTEREST
32 RIGHT TO PERFORM
33 SUBSTITUTED PREMISES
34 SALES AND AUCTIONS
35 NO ACCESS TO ROOF
36 SECURITY
37 AUTHORITY OF TENANT
38 NO ACCORD OR SATISFACTION
39 MODIFICATIONS FOR LENDER
40 PARKING
41 GENERAL PROVISIONS
42 RULES AND REGULATIONS

EXHIBIT(S) A	-	LOCATION(S) AND DIMENSIONS OF PREMISES
EXHIBIT B	-	TENANT WORK FUNDINGS

LEASE SUMMARY SHEET

1. LANDLORD:
   White River Associates, L.P.
   3755 East 82nd Street, Suite 300
   Indianapolis, Indiana 46240
   Attn: Charles R. Davis

2. TENANT:
   Davis Homes, L.P.

3. TENANT'S ADDRESS:
   3755 East 82nd Street, Suite 300
   Indianapolis, Indiana 46240

4. PREMISES:
   3755 East 82nd Street, 8017 square feet (685 square feet on lower level, 3807 square feet on first floor and 3525 square feet on third floor) as shown on Exhibit(s) A attached hereto and made a part hereof.

5. INITIAL TERMINATION DATE OF LEASE:
   December 31, 1997

6. OPTIONS TO RENEW:
   CEP CEP Twice (2) for five (5) years (each)

7. BASIC RENT (per annum):
   $140,297.52

8. COMMENCEMENT DATE:
   December 1, 1993

9. AGREED AREAS:
   Total Rentable Are of Building: 51,113 square feet
   Total Area of Premises: 8017 square feet
   Tenant's Percentage of Building: 15.68%

10. EXPENSE STOP:
    $5.00

11. LATE CHARGES:
    See Section 6 of Lease

Initials:
Landlord: CEP

Initials:
Tenant: CEP

LEASE

THIS LEASE is made this 22nd day of November 1993, by and between White River Associates, L.P., an Indiana limited partnership and Davis Homes, L.P., an Indiana limited partnership ("Tenant").

RECITALS:

Landlord, for and in consideration of the rents and all other charges and payments hereunder and of the covenants, agreements, terms, provisions and conditions to be kept and performed hereunder by Tenant, demises and leases to Tenant, and Tenant hereby hires and leases from Landlord, the premises described below ("Premises"), subject to all matters hereinafter set forth and upon and subject to the covenants, agreements, terms, provisions and conditions of this Lease for the term hereinafter stated.

NOW, THEREFORE, Landlord and Tenant agree to the following, unless otherwise specifically modified by provisions of this Lease:

1. TERMS.

1.1 Premises. The Premises demised by this Lease are comprised of the aggregate square feet of space set forth in the "Lease Summary Sheet" identified as such and attached hereto as page (iii) and made a part hereof located in the Lake Clearwater Office Building ("Building") at 3755 East 82nd Street, Indianapolis, Indiana, together with a nonexclusive right to use parking and other common areas as located and relocated from time to time. The location and dimensions of the Premises are shown on the Lease Summary Sheet. No easement for light or air is granted hereby.

1.2 Agreed Areas. See Lease Summary Sheet.

1.3 Lease Term. The initial term of this Lease shall commence on the date set forth on the Lease Summary Sheet (the "Lease Commencement Date"), and shall continue until the last day of the calendar month set forth as the initial termination date on the Lease Summary Sheet.

1.4 Rent. The basic rent ("Rent") is as shown on the Lease Summary Sheet, payable pursuant to Section 3 hereof. In addition to the Rent, Tenant shall pay the Additional Rent described in Section 1.5, which shall be deemed rent due under this Lease.

1.5 Additional Rent.

1.5.1 As used herein, the following terms shall mean:

(a) Operating Expenses:

(A) The following expenses, costs and disbursements, which shall be customary and reasonable in amount and nature, which Landlord is obligated to pay in connection with the operation, maintenance and repair of the Property: (a) wages, salaries, fees and costs to Landlord of all persons engaged in the operation, maintenance and repair of the Property, including taxes, workers' compensation insurance and benefits relating thereto, provided that in the cases of persons employed less than full-time for the operation, maintenance and repair solely of the Property, all of the foregoing costs shall be allocated to the Property on the basis of the percentage of such person's time actually spent in the operation, maintenance and repair of the Property; (b) cost of supplies, materials, tools and equipment used in the operation, maintenance, repair and replacement of the Property and/or components thereof, excluding those costs relating to the making of capital improvements incurred by Landlord other than those capital improvements which increase the efficient operation of the Property; (c) electricity, water, heat, fuel, air conditioning, ventilating and other utility and service charges with respect to any portion of the Building except to the extent to which these are actually paid by specific occupants; (d) charges to Landlord pursuant to management, maintenance, janitorial, security and other service agreements, provided that such charges do not exceed the customary charges for such services for comparable first-class office buildings in the vicinity of the Property; (e) cost of cleaning, repairs and general maintenance of the Premises, the Building and the exterior portions of the Property (including snow removal), including the Parking Area, loading areas, sidewalks, driveways and landscaping; (f) assessments made by any Owner's Association to which the Building is subject; (g) capital items which are incurred for ordinary and necessary repairs, maintenance and replacements of any component parts of the Building or other improvements located on the Common Area, or which increase the efficient operation of the Property, amortized on any permitted basis under applicable tax laws and in accordance with generally accepted accounting principles; (h) the cost of insurance maintained by Landlord covering the Building, parking areas and other common areas and activities conducted thereon; (i) legal (excluding legal work in connection with the negotiation or enforcement of this Lease or occupancy agreements) and accounting fees and disbursements; and (j) a fee for management services for the Building of 3.5% of the sum of the amounts included in Section 1.5.1(a).

(B) Operating Expenses shall not include (i) capital improvement items except as provided in (A) above; (ii) specific costs which are paid by specific occupants of the Building; (iii) costs which are reimbursable by or recoverable from third parties, such as insurers or guarantors, but only to the extent such costs are actually reimbursed or recovered; (iv) costs of repairs or maintenance required by reason of the grossly negligent act or omission, or the willful act or omission, of Landlord, of the

officers, directors, employees, contractors, servants or agents of Landlord; or (v) costs which are paid by Tenant in exercise of Tenant's right to cure any default by Landlord hereunder, but only to the extent such costs are not reimbursed to Tenant by Landlord. Operating Expenses shall not include payments to affiliates of Landlord for goods or services provided to Landlord to the extent such payments exceed the customary charges for such goods or services for comparable first-class office buildings in the general vicinity of the Property.

(b) Taxes: All general real estate taxes (exclusive of special or betterment assessments except as otherwise expressly provided herein), school taxes, water rents, rates and charges, sewer rents and other charges ordinarily imposed by governmental authorities, and assessed against the Property, which first become due and payable during the Term. "Taxes" shall not include (a) any of the foregoing which first become due and payable prior to the Commencement Date; (b) inheritance, estate, gift, excise, franchise, income, gross receipts, capital levy, revenue, rent, payroll, stamp or profit taxes, however designated, except to the extent to which after the Commencement Date Landlord demonstrates to Tenant's reasonable satisfaction that such tax is being imposed in lieu of or in substitution for one or more "Taxes" as above defined; (c) any "Taxes" due to an increase in the assessed value of the Land or Building which results from an improvement made to, or a use made of, the Land or Building (exclusive of the Premises) after the date of this Lease other than reasonable tenant improvements to other portions of the Building which are consistent with the general character of the Building and other improvements contemplated to be made by Landlord to fully complete the construction of the Building; (d) any tax upon the sale, transfer and/or assignment of Landlord's interest in the Property, or any increase in "Taxes" resulting from such sale, transfer, and/or assignment; or (e) any interest or penalties resulting from the late payment of "Taxes" by Landlord.

1.5.2 Operating Expenses. Tenant shall pay, as Additional Rent, on the first day of each calendar month during the Term, if the aggregate amount of Operating Expenses exceeds an amount equal to the "Expense Stop" set forth in the Lease Summary Sheet (which is expressed as a dollar amount per square foot per annum), Tenant's Share of such excess in which event, such Additional Rent shall be payable as set forth in Section 1.5.3 below. Tenant's obligation under this Section 1.5.2 shall be pro-rated for partial calendar years at the beginning or end of the Term.

1.5.3 Payment of Operating Expenses.

(a) Within ninety (90) days after the end of each calendar year during the Term, Landlord shall deliver to Tenant a written statement, prepared in accordance with generally accepted accounting principles and certified by an officer of Landlord, showing the following:

(i) for the calendar year just ended (A) the amount of Operating Expenses as shown on such certified statement prepared by Landlord, (B) the amount (if any) of Tenant's obligation under Section 1.5.2 hereof on account of Operating Expenses, and (C) the aggregate amount previously paid by Tenant pursuant to Section 1.5.3(c) for such calendar year, and

(ii) for the then-current calendar year Landlord's good faith estimates (based on Landlord's budget for the then current calendar year) of (A) the amount of Operating Expenses, and (B) the amount (if any) of Tenant's obligation under Section 1.5.2 hereof on account thereof.

(b) If such statement shows that the amount due under Section 1.5.2 hereof on account of Operating Expenses for the calendar year just ended exceeded the amount paid by Tenant, if any, pursuant to Section 1.5.2 and/or Section 1.5.3(c) hereof on account thereof, Tenant shall pay the amount of such difference to Landlord on the next day on which Base Rent is due which is not less than thirty (30) days after receipt by Tenant of such statement. If such statement shows that the amount paid by Tenant pursuant to Section 1.5.2 and/or Section 1.5.3(c) hereof on account of Operating Expenses for the calendar year just ended exceeded the amount due under Section 1.5.2 hereof, such excess shall, at Landlord's option, either be credited by Landlord against the monthly installments of Additional Rent next falling due or promptly refunded to Tenant.

(c) Tenant shall pay to Landlord in advance for each calendar month of the Term falling between receipt by Tenant of a statement pursuant to Section 1.5.3(a) and receipt by Tenant of the next such statement, as Additional Rent, an amount equal to 1/12th of the amount (if any) shown thereon as Tenant's obligation under Section 1.5.2 hereof on account of Operating Expenses for the then-current calendar year. The amount due under this Section 1.5.3(c) shall be paid with Tenant's monthly payments of Base Rent and shall be credited by Landlord to Tenant's obligations under Section 1.5.2.

1.5.4 Payment of Taxes. Tenant shall pay to Landlord, as Additional Rent, Tenant's Share of Taxes. Upon receipt of a bill for Taxes, Landlord shall deliver a copy of the bill to Tenant, and Tenant shall pay such amount to Landlord within thirty (30) days of Tenant's receipt of such notice and bill, but in no event earlier than ten (10) days prior to the last date on which payment of such bill is due to the issuing municipality without penalty. Tenant's obligations under this Section 1.5.4 shall be pro-rated for partial calendar years at the beginning or end of the Term.

1.5.5 Special and Betterment Assessments. Landlord shall pay when due all special assessments and betterment assessments for municipal improvements levied against the Land or the Building during the Term. To the extent to which Landlord is permitted by

law to elect to pay such assessments in installments, Landlord shall make such election so as to pay such assessments over the longest period of time permitted by law, and there shall be included in Taxes for each calendar year (or portion thereof) included in the Term only those installments which become due during such real estate tax year (or portion thereof).

1.5.6 Landlord's Books and Records. Upon at least ten (10) Business Days' prior written notice from Tenant, Landlord shall make available to Tenant at Landlord's Address for review or by audit by Tenant and its agents during Building Hours all of Landlord's books, records and documents relating to Operating Expenses and Taxes for the Property for the then-current and the two most recent calendar years.

1.6 Options to Renew. Landlord hereby grants to Tenant the option to extend the term of this Lease for up to the number of additional consecutive periods shown on the Lease Summary Sheet, upon all of the terms and conditions contained herein, each exercisable by Tenant's written notice to Landlord of such exercise given not later than six (6) months prior to the expiration of the then current initial term or option period, as the case may be. Base Rent for each option period validly exercised by Tenant shall be one hundred three percent (103%) of the Base Rent during the immediately preceding initial term or option period, as the case may be.

1.7 Notices and Payments Addresses.

If to Landlord:	If to Tenant:
See Lease Summary Sheet	See Lease Summary Sheet

2. DELIVERY OF POSSESSION. If Landlord is unable to deliver possession of the Premises to Tenant on the Lease Commencement Date this Lease shall not be void or voidable, nor shall Landlord be liable to Tenant for any loss or damage resulting therefrom, nor shall the Lease Expiration Date of this Lease be extended, but in such event Tenant shall not be liable for any Rent, Additional Rent, and other charges due under this Lease until such time as Landlord tenders delivery of possession of the Premises to Tenant. Should Landlord tender possession of the Premises to Tenant prior to the date specified as the Lease Commencement Date, and Tenant elects to accept such prior tender, such prior occupancy shall be subject to all terms, covenants and conditions of this Lease, including the payment of Rent, Additional Rent, and other charges due under this Lease.

3. PAYMENT OF RENT. Tenant shall pay Landlord the Rent and Additional Rent and any other payments due under this Lease without prior notice, deduction or offset, without relief from valuation or appraisement laws, in lawful money of the United States of America or in the lawful money of the Republic of Poland in advance on or before the first day of each month, except that

the first month's Rent shall be paid upon the execution hereof, at the address noted in Section 1.7, or to such other party or at such other place as Landlord may hereafter from time to time designate in writing. Rent and other amounts due under this Lease for any partial month at the beginning or end of the Lease term shall be prorated.

4. ANNUAL REPORTS. Tenant shall deliver to Landlord annually, within seventy-five (75) days following the and of each fiscal year of Tenant, financial statements in such form as may be satisfactory to Tenant's primary lender, which statements, at a minimum, shall be prepared by a Certified Public Accountant on a review basis. Such statements shall include all details of operations of Tenant, including a profit and loss statement, a balance sheet and a reconciliation of surplus.

5. USES.

5.1 Permitted Uses. The Premises are to be used for general office purposes and related incidental purposes ("Permitted Uses") and for no other business or purpose without the prior written consent of Landlord. No act shall be done in or about the Premises that is unlawful or that will increase the existing rate of insurance on the Building. In the event of a breach of this covenant, Tenant shall pay to Landlord any and all increases in insurance premiums resulting from such breach. Tenant shall not commit or allow to be committed any waste upon the Premises, or any public or private nuisance or other act or thing which disturbs the quiet enjoyment of any other tenant in the Building. If any of the Tenant's office machines or equipment disturb any other tenant in the Building, then Tenant shall provide adequate insulation, or take such other action as may be necessary to eliminate the noise or disturbance. Tenant, at its expense, shall (i) promptly comply with all orders, ordinances, and laws of any and all municipal, state, and federal authorities, boards, and commissions as to the Premises, and all rules and regulations as they currently or hereafter may exist, and Tenant shall promptly execute any and all such orders involving or including alterations or additions of the Premises, (ii) comply with any and all orders, rules, regulations, and recommendations of any Board of Fire Underwriters or any similar organization, regardless of when made, and (iii) observe such reasonable rules and regulations as may be adopted and made available to Tenant by Landlord from time to time for the safety, care and cleanliness of the Premises or the Building and for the preservation of good order therein.

5.2 Hazardous Materials. Tenant covenants not to introduce any hazardous or toxic materials onto the Premises without complying with all applicable Federal, State and local laws or ordinances pertaining to the storage, use or disposal of such materials, including but not limited to obtaining proper permits. If Tenant's storage, use or disposal of hazardous or toxic materials on the Premises results in (i) contamination of the soil or surface or ground water or (ii) loss or damage to person(s) or

property, then Tenant agrees to clean up the contamination and indemnify, defend and hold Landlord harmless from and against any claims, suits, causes of action, costs and fees, including attorney's fees and costs, arising from or connected with any such contamination, loss or damage. This provision shall survive termination of this Lease.

6. LATE CHARGES. Tenant hereby acknowledges that late payment to Landlord of Rent, Additional Rent or other charges due under this Lease will cause Landlord to incur costs not contemplated by this Lease, the exact amount of which will be extremely difficult to ascertain. If any Rent, Additional Rent or other charges due under this Lease from Tenant is not received by Landlord or Landlord's designated agent when due, then Tenant shall pay to Landlord a late charge equal to five percent (5%) of such overdue amount, plus any attorneys' fees and costs incurred by Landlord by reason of Tenant's failure to pay Rent, Additional Rent or other charges due under this Lease when due hereunder. The parties hereby agree that such late charge represent a fair and reasonable estimate of the cost that Landlord will incur by reason of Tenant's late payment. Landlord's acceptance of such late charge shall not constitute a waiver of Tenant's default with respect to such overdue amount or estop Landlord from exercising any of the other rights and remedies granted hereunder.

7. REPAIRS AND MAINTENANCE. Landlord shall maintain, or cause to be maintained, the common areas of the Building, such as lobbies, elevators, stairs, parking areas, landscaping, sidewalks, and corridors, the roof, foundations, and exterior walls of the Building, and the underground utility and sewer pipes outside the exterior walls of the Building, if any, except any of such repairs rendered necessary by the negligence or willful misconduct of Tenant, its agents, customers, employees, independent contractors, guests or invitees, the repair of which shall be paid for by Tenant within ten (10) days of Landlord's written demand. Subject to Landlord's right of access pursuant to Section 15, Tenant shall be exclusively responsible for the interior of the Premises and shall make any repair, maintenance or alteration which is required by any applicable federal, state or local law, ordinance rule or regulation as same may be in effect from time to time, and Landlord shall be under no obligation to inspect the Premises. Tenant shall promptly report in writing to Landlord any defective condition known to it which Landlord is required to repair, and failure to so report such defects shall make Tenant responsible to Landlord for any liability incurred by Landlord by reason of such conditions. Tenant hereby waives the right to make repairs at Landlord's expense under any law, statute or ordinance now or hereafter in effect.

8. UTILITIES AND SERVICES.

8.1 Hours of Service. From 8:00 a.m. to 6:00 p.m. on weekdays ("Normal Business Hours") and from 8:00 a.m. to 2:00 p.m. on Saturday ("Saturday Mornings") (excluding legal holidays),

Landlord shall furnish to the Premises electricity for lighting and operation of low-power usage office machines, water, heat and air conditioning, and elevator service. During all other hours, Landlord shall furnish such service except for heat and air conditioning.

8.2 Additional Services. If requested by Tenant, Landlord shall furnish heat and air conditioning at times other than Normal Business Hours and Saturday Mornings and the cost of such services as established by Landlord shall be paid by Tenant as Additional Rent, payable as provided in Section 3. Landlord shall also provide toilet room supplies, window washing at reasonable intervals, and customary Building janitorial service or other types of services provided or caused to be provided by Landlord to Tenant which are in addition to the services ordinarily provided Building tenants shall be paid to Landlord by Tenant. Landlord shall not be liable for any loss, injury or damage to property caused by or resulting from any variation, interruption, or failure of such services due to any cause whatsoever, or from failure to make any repairs or perform any maintenance. In no event shall Landlord be liable to Tenant for any damage to the Premises or for any loss, damage or injury to any property therein or thereon occasioned by bursting, rupture, leakage or overflow of any plumbing or other pipes or other similar cause in, above, upon or about the Premises or the Building.

9. LIABILITY INSURANCE. Tenant shall, at Tenant's expense, obtain and keep in force during the term of this Lease a policy of comprehensive general liability insurance, including personal injury liability, contractual liability, products and completed operations liability and liquor liability (if applicable), insuring Landlord and Tenant against any liability arising out of the ownership, use, occupancy or maintenance of the Premises. Such insurance shall be in the amount of not less than One Million and no/100ths Dollars ($1,000,000.00) for bodily injury and property damage for any one accident or occurrence. The limit of any of such insurance shall not limit the liability of Tenant hereunder. If Tenant fails to procure and maintain such insurance, Landlord may, but shall not be required to, procure and maintain the same, at Tenant's expense to be reimbursed by Tenant within ten (10) days of written demand. All insurance required to be obtained by Tenant hereunder shall be issued by companies acceptable to Landlord. On or before the Lease Commencement Date, Tenant shall deliver to Landlord certificates of liability insurance required herein with loss payable clauses satisfactory to Landlord. Any deductible under such insurance policy in excess of One Thousand and no/100ths Dollars ($1,000.00) must be approved by Landlord in writing prior to issuance of such policy. No policy shall be cancelable or subject to reduction of coverage except upon thirty (30) days' prior written notice to Landlord. All such policies shall name Landlord and its agents as named insureds, shall be written as primary policies not contributing with and not in excess of coverage which Landlord may carry. Tenant shall obtain any

revised or increased coverage required by Landlord within thirty (30) days of any such notification from Landlord.

10. FIRE INSURANCE - FIXTURES AND EQUIPMENT. Tenant shall maintain in full force and effect on all Tenant's trade fixtures, equipment and personal property on or in the Premises, a policy of all risk property insurance covering the full replacement value of such property. Tenant shall provide and keep in force with companies satisfactory to Landlord, business interruption and/or loss of rental insurance in an amount equivalent to six (6) months Rent and Additional Rent which shall not contain a deductible greater than seventy-two (72) hours. Tenant shall furnish Landlord with a certificate of such insurance naming Landlord as an additional insured. No policy shall be cancelable or subject to reduction of coverage except upon thirty (30) days' prior written notice to Landlord.

11. DAMAGE OR DESTRUCTION.

11.1 Damage Repair. If the Premises shall be destroyed or rendered untenantable, either wholly or in part, by fire or other casualty, Landlord may, at its option, (i) terminate this Lease effective as of the date of such damage or destruction, or (ii) restore the Premises to their previous condition, and in the meantime the Rent shall be abated in the same proportion as the untenantable portion of the Premises bears to the whole thereof, and this Lease shall continue in full force and effect. If the damage is due, directly or indirectly, to the fault or neglect of Tenant, or its officers, contractors, licensees, agents, servants, employees, guests, invitees or visitors, there shall be no abatement of Rent, except to the extent Landlord receives proceeds from any applicable insurance policy of Tenant to compensate Landlord for loss of Rent.

11.2 Termination for Material or Uninsured Damages. If the Building shall be destroyed or damaged by fire or other casualty insured against under Landlord's fire and extended coverage insurance policy to the extent that more than fifty percent (50%) thereof is rendered untenantable, or if the Building shall be materially destroyed or damaged by any other casualty other than those covered by such insurance policy, notwithstanding that the Premises may be unaffected directly by such destruction or damage, Landlord may, at its election, terminate this Lease by notice in writing to Tenant within sixty (60) days after such destruction or damage. Such notice shall be effective thirty (30) days after receipt thereof by Tenant.

11.3 Business Interruption. Other than rental abatement provided in Section 11.1, no damages, compensation or claim shall be payable by Landlord for inconvenience or loss of business arising from interruption of business, repair or restoration of the Building or Premises.

11.4 Repairs. Landlord's obligations should it elect to repair, shall be limited to the base Building, common areas and the interior improvements installed by Landlord. Anything herein to the contrary notwithstanding, if the Premises are destroyed or damaged during the last twelve (12) months of the term of this Lease, then Landlord may, at its option, cancel and terminate this Lease as of the date of the occurrence of such damage.

12. ALTERATIONS AND ADDITIONS; REMOVAL OF FIXTURES. Tenant shall not make or allow to be made any alterations, additions or improvements to or on the Premises without first obtaining the written consent of Landlord. Any such alterations, additions or improvements, including, but not limited to, wall covering, paneling and built-in cabinet work, but excepting movable furniture and trade fixtures, shall be made at Tenant's sole expense, according to plans and specifications approved in writing by Landlord, in compliance with all applicable federal, state or local laws, ordinances, rules and regulations, including, but not limited to, the Americans with Disabilities Act, by a licensed contractor, and in a good and workmanlike manner conforming in quality and design with the Premises existing as of the Lease Commencement Date, shall not diminish the value of the Building or the Premises and shall at once become a part of the realty and shall be surrendered with the Premises. Upon the expiration or sooner termination of the term hereof, Tenant shall, upon written demand by Landlord, at Tenant's sole expense, with due diligence, remove any alterations, additions, or improvements made by Tenant, designated by Landlord to be removed, and repair any damage to the Premises caused by such removal. Tenant shall remove all of its movable property and trade fixtures which can be removed without damage to the Premises at the termination of this Lease, either by expiration of the term or other cause, and shall pay Landlord any damages for injury to the Premises or Building resulting from such removal. If Tenant shall fail to remove any of its property of any nature whatsoever from the Premises or Building at the termination of this Lease or when Landlord has the right of reentry, Landlord may, in accordance with the provisions of applicable statutes governing commercial landlord and tenant matters, retain such property or remove and store such property without liability for loss thereof or damage thereto, such storage to be for the account and at the expense of Tenant. If Tenant fails to pay the cost of storing any such property within thirty (30) days, Landlord may sell any or all such property at public or private sale, without notice to Tenant, and shall apply the proceeds of such sale to the following costs in the following order: (i) the cost and expense of such sale, including reasonable attorneys' fees, (ii) the payment of the costs or charges for storing any such property, and (iii) the payment of any other sums which may then be or thereafter become due Landlord from Tenant under any of the terms hereof. The balance, if any, shall be paid to Tenant.

13. ACCEPTANCE OF PREMISES. Unless Landlord has expressly agreed in this Lease to perform certain tenant improvement work in the Premises, Tenant shall be deemed to have accepted the Premises

on the Lease Commencement Date in their "as is" condition. If tenant improvements are to be constructed by Landlord in the Premises, the acceptance of the Premises by Tenant shall be deferred until receipt by the Tenant of an architect's certificate of readiness certifying that the Premises are ready for occupancy. Within five (5) days after the architect gives such notice, Tenant shall make such inspection of the Premises as Tenant deems appropriate, and, except as otherwise notified by Tenant in writing to Landlord within such period, Tenant shall be deemed to have accepted the Premises in their then condition. If, as a result of such inspection, Tenant discovers minor deviations or variations from the plans and specifications for Tenant's improvements of a nature commonly found on a "punch list" (as that term is used in the construction industry), Tenant shall promptly notify Landlord of such deviations. The existence of such punch list items shall not postpone the Lease Commencement Date of this Lease nor the obligation of Tenant to pay Rent, Additional Rent or any other charges due under this Lease.

14. TENANT IMPROVEMENTS. Tenant shall make any necessary or desirable improvements to the Premises and the provisions governing the planning, construction, scope of work and terms of payment shall be set forth in EXHIBIT B, which is attached hereto and incorporated herein by this reference.

15. ACCESS. Tenant shall permit Landlord and its agents to enter the Premises at all reasonable times to inspect the same; to show the Premises to prospective tenants, or interested parties such as prospective lenders and purchasers; to exercise its rights under Section 33; to clean, repair, alter or improve the Premises or the Building; to discharge Tenant's obligations when Tenant has failed to do so within a reasonable time after written notice from Landlord; to post notices of non-responsibility and similar notices and "For Sale" signs' and to place "For Lease" signs upon or adjacent to the Building or the Premises at any time within twelve (12) months of the expiration of the term of this Lease. Tenant shall permit Landlord and its agents to enter the Premises at any time in the event of an emergency. When reasonably necessary, Landlord may temporarily close entrances, doors, corridors, elevators or other facilities without liability to Tenant by reason of such closure.

16. WAIVER OF SUBROGATION. Whether the loss or damage is due to the negligence of Tenant or Tenant's agents or employees, or any other cause, Tenant hereby releases Landlord and Landlord's agents and employees from responsibility for and waives its entire claim of recovery for (i) any loss or damage to the personal property of Tenant located in the Building, including the Building itself, arising out of any of the perils which are covered by Tenant's property insurance policy, with extended coverage endorsements, or (ii) loss resulting from business interruption or loss of rental income, at the Premises, arising out of any of the perils which may be covered by the business interruption or by the loss of rental income insurance policy held by Tenant. Tenant

shall cause its insurance carrier(s) to consent to such waiver of all rights of subrogation against Landlord.

17. INDEMNIFICATION. Tenant shall indemnify and hold harmless Landlord, its agents, employees, officers, directors, partners and shareholders from and against any and all liabilities, judgments, demands, causes of action, claims, losses, damages, costs and expenses, including reasonable attorneys' fees and costs, arising out of the use, occupancy, conduct, operation, or management of the Premises by, or the willful misconduct or negligence of, Tenant, its officers, contractors, licensees, agents, servants, employees, guests, invitees, or visitors in or about the Building or arising from any breach or default under this Lease by Tenant, or arising from any accident, injury, or damage, howsoever and by whomsoever caused, to any person or property, occurring in or above the Building or Premises. This indemnification shall survive termination of this Lease. This provision shall not be construed to make Tenant responsible for loss, damage, liability or expense resulting from injuries to third parties caused by the sole negligence of Landlord, or its officers, contractors, licensees, agents, employees, or invitees.

18. ASSIGNMENT AND SUBLETTING.

18.1 Landlord's Consent. Tenant shall not assign this Lease, or sublease all or any part of the Premises, or permit the use of the Premises by any party other than Tenant, without the prior written consent of Landlord. When Tenant requests Landlord's consent to such assignment or sublease, it shall notify Landlord in writing of the name and address of the proposed assignee or subtenant and the nature and character of the business of the proposed assignee or subtenant and shall provide financial information including financial statements of the proposed assignee or subtenant. Tenant shall also provide Landlord with a copy of the proposed sublet or assignment agreement. Landlord shall have the option (to be exercised within thirty (30) days from the submission of Tenant's request) to cancel this Lease as of the commencement date stated in the proposed sublease or assignment. If Landlord shall not exercise its option within the time set forth above, its consent to any proposed assignment or sublease shall not be unreasonably withheld.

18.2 Approved Subleases and Assignments. If Landlord approves an assignment or sublease as herein provided, Tenant shall pay to Landlord, as additional rent due under this Lease, fifty percent (50%) of the excess, if any, between the Rent plus Additional Rent allocable to that part of the Premises affected by such assignment or sublease pursuant to this Lease, and the rent and any additional rent payable by the assignee or subtenant to Tenant. No consent to any assignment or sublease shall constitute a further waiver of the provisions of this Section, and all subsequent assignments or subleases may be made only with the prior written consent of Landlord. An assignee of Tenant, at the option of Landlord, shall become directly liable to Landlord for all

obligations of Tenant hereunder, but no sublease or assignment by Tenant shall relive Tenant of any liability hereunder. Any assignment or sublease without Landlord's consent shall be void, and shall, at the option of the Landlord, constitute a default under this Lease. In the event that Landlord shall consent to a sublease or assignment hereunder, Tenant shall pay Landlord's reasonable fees, not to exceed Two Hundred Fifty and no/100ths Dollars ($250.00) per transaction, incurred in connection with the processing of documents necessary to the giving of such consent.

19. ADVERTISING. Tenant shall not display any sign, graphics, notice, picture, or poster, or any advertising matter whatsoever, anywhere in or about the Premises or the Building at places visible from anywhere outside or at the entrance to the Premises without first obtaining Landlord's written consent thereto, such consent to be at Landlord's sole discretion. Tenant shall be responsible to maintain any permitted signs and remove the same at Lease termination. If Tenant shall fail to do so, Landlord may do so at Tenant's cost.

20. LIENS. Tenant shall keep the Premises and the Building free from any liens arising out of any work performed, materials ordered or obligations incurred by or on behalf of Tenant, and Tenant hereby agrees to indemnify and hold Landlord, its agents, employees, independent contractors, officers, directors, partners, and shareholders harmless from any liability, cost or expense for such liens. Tenant shall cause any such lien imposed to be released of record by payment to the lienholder or posting of the proper bond acceptable to Landlord within ten (10) days after the earlier of imposition of the lien or written request by Landlord. Tenant shall give Landlord written notice of Tenant's intention to perform work on the Premises which might result in any claim of lien, at least ten (10) days prior to the commencement of such work. All contracts for such work shall be no-lien contracts, duly recorded prior to the commencement of any work, and shall be first approved by Landlord. If Tenant fails to remove any lien within the prescribed ten (10) day period, or post a satisfactory bond with Landlord, then Landlord may do so at Tenant's expense and Tenant's reimbursement to Landlord for such amount, including attorneys' fees and costs, shall be deemed Additional Rent.

21. DEFAULT.

21.1 Tenant's Default. A default under this Lease by Tenant shall exist if any of the following occurs:

21.1.1 If Tenant fails to pay Rent, Additional Rent or any other charges due under this Lease to be paid when due; or

21.1.2 If Tenant fails to perform any term, covenant or condition of this Lease except those requiring the payment of money, and Tenant fails to cure such breach within fifteen (15) days after written notice from Landlord where such breach could reasonably be cured within such fifteen (15) day period; provided,

however, that were such failure could not reasonably be cured within the fifteen (15) day period, that Tenant shall not be in default if it commences such performance within the fifteen (15) day period and diligently thereafter prosecutes the same to completion; and

21.1.3 If Tenant assigns its assets for the benefit of its creditors; or

21.1.4 If Tenant shall have abandoned or vacated the Premises; or

21.1.5 The chronic delinquency by Tenant in the payment of monthly Rent, or any other periodic payments required to be paid by Tenant under this Lease, shall constitute a default. "Chronic delinquency" shall mean failure by Tenant to pay Rent, or any other periodic payments required to be paid by Tenant under this Lease within three (3) days after written notice thereof for any three (3) months (consecutive or nonconsecutive) during any twelve (12) month period. In the event of a chronic delinquency, at Landlord's option, Landlord shall have the additional right to require that Rent be paid by Tenant quarter-annually, in advance. Landlord however does not relinquish any rights under Section 21.2 by exercising its rights under this provision.

21.2 Remedies. Upon a default, Landlord shall have the following remedies, in addition to all other rights and remedies provided by law or otherwise provided in this Lease, to which Landlord may resort cumulatively or in the alternative:

21.2.1 Landlord may continue this Lease in full force and effect, and this Lease shall continue in full force and effect as long as Landlord does not terminate this Lease, and Landlord shall have the right to collect Rent, Additional Rent and other charges due under this Lease when due.

21.2.2 Landlord may terminate Tenant's right to possession of the Premises at any time by giving written notice to that effect, and relet the Premises or any part thereof. On the giving of the notice, all of Tenant's rights in the Premises, shall terminate. Upon such termination, Tenant shall surrender and vacate the Premises in the condition required by Section 25, and Landlord may re-enter and take possession of the Premises and all the remaining improvements or property and eject Tenant or any of the Tenant's subtenants, assignees or other person or persons claiming any right under or through Tenant or eject some and not others or eject none. This Lease may also be terminated by a judgment specifically providing for termination. Any termination under this Section shall not release Tenant from the payment of any sum then due Landlord or from any claim for damages or Rent, Additional Rent or other charges due under this Lease previously accrued or then accruing against Tenant. Upon such termination Tenant shall be liable immediately to Landlord for all costs Landlord incurs in reletting the Premises or any part thereof, including, without

limitation, broker's commissions, expenses of cleaning and redecorating the Premises required by the reletting and like costs. Reletting may be for a period shorter or longer than the remaining term of this Lease. No act by Landlord other than giving written notice to tenant shall terminate this Lease. Acts of maintenance, efforts to relet the Premises or the appointment of a receiver on Landlord's initiative to protect Landlord's interest under this Lease shall not constitute a termination of Tenant's right to possession. On termination, Landlord has the right to remove all Tenant's personal property and store same at Tenant's cost and to recover from Tenant as damages:

(a) The worth at the time of award of unpaid Rent, Additional Rent and other charges due under this Lease and payable which had been earned at the time of termination; plus

(b) The worth at the time of award of the amount by which the unpaid Rent, Additional Rent and other charges due and payable under this Lease which would have been payable after termination until the time of award exceeds the amount of such rent loss that Tenant proves could have been reasonably avoided; plus

(c) The worth at the time of award of the amount by which the unpaid Rent, Additional Rent or other charges due and payable under this Lease for the balance of the term after the time of award exceeds the amount of such rent loss that Tenant proves could be reasonably avoided; plus

(d) Any other amount necessary which is to compensate Landlord for all the detriment proximately caused by Tenant's failure to perform Tenant's obligations under this Lease, or which, in the ordinary course of things, would be likely to result therefrom, including, without limitation, any costs or expenses incurred by Landlord: (i) in retaking possession of the Premises; (ii) in maintaining, repairing, preserving, restoring, replacing, cleaning, altering or rehabilitating the Premises or a portion thereof, including such acts for reletting to a new tenant or tenants; (iii) for leasing commissions; or (iv) for any other costs necessary or appropriate to relet the Premises; plus

(e) At Landlord's election, such other amounts in addition to or in lieu of the foregoing as may be permitted from time to time by the laws of the State of Indiana.

The "worth at the time of award" of the amounts referred to in Section 21.2.2 is computed by allowing interest at the maximum interest rate allowed by law on the unpaid Rent, Additional Rent and other charges due and payable under this Lease from the termination date through the date of award. The "worth at the time

of award" of the amount referred to in Section 21.2.2(c) is computed by discounting such amount at the prime rate of Landlord's primary lender, at the time of award plus one percent (1%). Tenant waives redemption or relief from forfeiture under any present or future law, in the event Tenant is evicted or Landlord takes possession of the Premises by reason of any default of Tenant hereunder.

21.2.3 Landlord may, with or without terminating this Lease, re-enter the Premises and remove all persons and property from the Premises; such property may be removed and stored in a public warehouse or elsewhere at the cost of and for the account of Tenant. No re-entry or taking possession of the Premises by Landlord pursuant to this section shall be construed as an election to terminate this Lease unless a written notice of such intention is given to Tenant.

22. SUBORDINATION. Upon request of Landlord, Tenant will, in writing, subordinate its rights hereunder to the lien of any mortgage, ground lease or underlying lease now or hereafter in force against the Premises, and to all advances made or hereafter to be made upon the security thereof. Tenant shall execute and return to Landlord any such subordination documents within ten (10) days of Landlord's written request. If Tenant does not provide Landlord with such subordination documents within ten (10) days of Landlord's written request, then Tenant hereby authorizes Landlord to execute such subordination documents acting as duly authorized agent for Tenant. In the event any proceedings are brought for foreclosure, under any mortgage made by the Landlord covering the Premises, Tenant shall attorn to the purchaser at any such foreclosure, or to the grantee of a deed in lieu of foreclosure, and recognize such purchaser or grantee as the Landlord under this Lease. The provisions of this Section to the contrary notwithstanding, and so long as Tenant is not in default hereunder, this Lease shall remain in full force and effect for the full term hereunder.

23. SURRENDER OF POSSESSION. Upon expiration of the term of this Lease, Tenant shall promptly and peacefully surrender the Premises to Landlord in as good condition as when received by Tenant from Landlord or as thereafter improved, reasonable use and wear and tear excepted, all to the reasonable satisfaction of Landlord. If the Premises are not surrendered in accordance with the terms of this Lease, Tenant shall indemnify Landlord and its agents, employees, independent contractors, officers, directors, partners, and shareholders against any loss or liability including reasonable attorneys' fees and costs, and including liability to succeeding tenants, resulting from delay by Tenant in so surrendering the Premises. This indemnification shall survive termination of this Lease.

24. NON-WAIVER. Waiver by Landlord of any breach of any term, covenant or condition herein contained shall not be deemed to be a waiver of such term, covenant, or condition(s); or any

subsequent breach of the same or any other term, covenant or condition of this Lease.

25. HOLDOVER. If Tenant shall, without the written consent of Landlord, hold over after the expiration of the term of this Lease such tenancy shall be deemed a month-to-month tenancy, which tenancy may be terminate as provided by applicable state law. During such tenancy, Tenant agrees to pay to Landlord, each month, the greater of the fair market rental value for the Premises or one hundred fifty percent (150%) of the Rent and Additional Rent payable by Tenant for the last month of the term of this Lease, which ever is greater. The foregoing shall not relieve the Tenant of any liability under Section 23.

26. CONDEMNATION. If twenty (20) percent or more of the Premises or of such portions of the Building as may be required for the reasonable use of the Premises, are taken by eminent domain or sale under threat of condemnation by eminent domain, this Lease shall automatically terminate as of the date title vests in the condemning authority, and all Rent, Additional Rent, and other charges due under this Lease shall be paid to that date. Landlord reserves all rights to all damages and awards to the Premises for any partial or entire taking by eminent domain, and Tenant hereby assigns to Landlord any right Tenant may have to such damages or award, and Tenant shall make no claim against Landlord or the condemning authority for damages for termination of the leasehold interest or interference with Tenant's business. Tenant shall have the right to claim and recover from the condemning authority compensation for any loss which Tenant may incur for Tenant's moving expenses, business interruption or taking of Tenant's personal property (not including Tenant's leasehold interest).

27. NOTICES. All notices and demands which may be required or permitted to be given to either party hereunder shall be in writing, and shall be sent by United States mail, postage prepaid to the addresses set out in Section 1.7, and to such other person or place as each party may from time to time designate in a notice to the other. Notice shall be deemed given upon the earlier of actual receipt or seventy-two (72) hours after deposit in the United States mail, postage prepaid.

28. BROKERS. Tenant represents and warrants to Landlord that neither it nor its officers or agents nor anyone acting on its behalf has dealt with any real estate broker in the negotiating or making of this Lease, and Tenant agrees to indemnify and hold Landlord, its agents, employees, partners, directors, shareholders and independent contractors harmless from all liabilities, costs, demands, judgments, settlements, claims, and losses, including attorneys fees and costs, incurred by Landlord in conjunction with any such claim or claims of any other broker or brokers claiming to have interested Tenant in the Building or Premises or claiming to have caused Tenant to enter into this Lease.

29. <u>LANDLORD'S LIABILITY</u>. Anything in this Lease to the contrary notwithstanding, the covenants, undertakings and agreements herein made on the part of Landlord are made and intended not for the purpose of binding Landlord personally or the assets of Landlord but are made and intended to bind only the Landlord's interest in the Premises and Building, as the same may, from time to time, be encumbered and no personal liability shall at any time be asserted or enforceable against Landlord or its stockholders, officers or partners or their respective heirs, legal representatives, successors and assigns on account of the Lease or on account of any covenant, undertaking or agreement of Landlord in this Lease.

30. <u>ESTOPPEL CERTIFICATES</u>. Tenant shall, from time to time, within ten (10) days of Landlord's written request, execute, acknowledge and deliver to Landlord or its designee a written statement stating: the date the Lease was executed and the date it expires; the date Tenant entered occupancy of the Premises; the amount of Rent, Additional Rent and other charges due under this Lease and the date to which such amounts have been paid; that this Lease is in full force and effect has not been assigned, modified, supplemented or amended in any way (or specifying the date and terms of any agreement so affecting this Lease); that this Lease represents the entire agreement between the parties as to this leasing; that all conditions under this Lease to be performed by the Landlord have been satisfied (or specifying any such conditions that have not been satisfied); that all required contributions by Landlord to Tenant on account of Tenant's improvements have been received (or specifying any such contributions that have not been received); that on this date there are no existing defenses or offset which the Tenant has against the enforcement of this Lease by the Landlord; that no Rent has been paid more than one (1) month in advance; that no security has been deposited with landlord (or, if so, the amount thereof); or any other matters evidencing the status of the Lease, as may be required either by a lender making a loan to Landlord to be secured by a mortgage against the Building, or a purchaser of the Building. It is intended that any such statement delivered pursuant to this paragraph may be relied upon by a prospective purchaser of Landlord's interest or a mortgagee of Landlord's interest or assignee of any mortgage upon Landlord's interest in the Building. If Tenant fails to respond within ten (10) days of receipt by Tenant of a written request by Landlord as herein provided, Tenant shall be deemed to have given such certificate as above provided without modification and shall be deemed to have admitted the accuracy of any information supplied by Landlord to a prospective purchaser or mortgagee.

31. <u>TRANSFER OF LANDLORD'S INTEREST</u>. In the event of any transfer(s) of Landlord's interest in the Premises or the Building, other than a transfer for security purposes only, the transferor shall be automatically relieved of any and all obligations and liabilities on the part of Landlord accruing from and after the date of such transfer, and Tenant agrees to attorn to the transferee.

32. RIGHT TO PERFORM. If Tenant shall fail to pay any sum of money, other than Rent and Additional Rent, required to be paid by it hereunder or shall fail to perform any other act on its part to be performed hereunder, and such failure shall continue for ten (10) days, Landlord may, but shall not be obligated so to do, and without waiving or releasing Tenant from any obligations of Tenant, make any such payment or perform any such other act on Tenant's part to be made or performed as provided in this Lease. Landlord shall have (in addition to any other right or remedy of Landlord) the same rights and remedies in the event of the nonpayment of sums due under this Section as in the case of default by Tenant in the payment of Rent. All sums paid by Landlord and all penalties, interest and costs in connection therewith, shall be due and payable by Tenant on the next day after such payment by Landlord, together with interest thereon at the maximum rate of interest permitted by law from such date to the date of payment.

33. SUBSTITUTED PREMISES. Landlord shall have the right at any time, upon giving Tenant not less than thirty (30) days' notice in writing, to provide and furnish Tenant with space elsewhere in the Building of approximately the same size as the Premises and to place Tenant in such space. In the event of any such relocation of Tenant, Landlord shall pay for Tenant's reasonable moving costs. Should Tenant refuse to permit Landlord to move Tenant to such new space by the end of such thirty (30) day period, Landlord in such event shall have the right to forthwith cancel and terminate this Lease. If Landlord moves Tenant to such new space, this Lease and each and all of its terms, covenants and conditions shall remain in full force and effect and be deemed applicable to such new space; and such new space shall thereafter be deemed to be the "Premises".

34. SALES AND AUCTIONS. Tenant may not display or sell merchandise outside the exterior walls and doorways of the Premises and may not use such areas for storage. Tenant agrees not to install any exterior lighting, amplifiers or similar devices in or about the Premises. Tenant shall not conduct or permit to be conducted any sale by auction in, upon or from the Premises whether said auction be voluntary, involuntary, pursuant to any assignment for the payment of creditors or pursuant to any bankruptcy or other insolvency proceeding.

35. NO ACCESS TO ROOF. Tenant shall have no right of access to the roof of the Premises or the Building and shall not install, repair or replace any aerial, fan, air conditioner or other device on the roof of the Premises or the Building without the prior written consent of Landlord.

36. SECURITY. Tenant hereby agrees to the exercise by Landlord and its agents and employees, within their sole discretion, of such security measures as it deems necessary for the Building.

37. AUTHORITY OF TENANT. If Tenant is a corporation or partnership, each individual executing this Lease on behalf of said

corporation or partnership represents and warrants that he is duly authorized to execute and deliver this Lease on behalf of said corporation or partnership, and that this Lease is binding upon said corporation or partnership.

38. NO ACCORD OR SATISFACTION. No payment by Tenant or receipt by Landlord of a lesser amount than the Rent, Additional Rent, and other charges due under this Lease shall be deemed to be other than on account of the earliest sums due, nor shall any endorsement or statement on any check or accompanying any check or payment be deemed an accord and satisfaction; and Landlord may accept such check or payment without prejudice to Landlord's right to recover the balance of such sums and to pursue any other remedy provided in this Lease.

39. MODIFICATIONS FOR LENDER. If in connection with obtaining financing for the Building or any portion thereof, Landlord's lender shall request reasonable modifications to this Lease as a condition to such financing, Tenant shall not unreasonably withhold, delay, or defer its consent to such modification provided such modifications do not materially adversely affect Tenant's rights hereunder.

40. PARKING. Tenant shall have the right to park in the Building parking facilities in common with other tenants of the Building upon such terms and conditions, including the imposition of a reasonable parking charge, if the same is established by Landlord at any time during the term of this Lease. Tenant agrees not to overburden the parking facilities and agrees to cooperate with Landlord and other tenants in use of the parking facilities. Landlord reserves the right in its absolute discretion to determine whether the parking facilities are becoming overburdened and to allocate and assign parking spaces among Tenant and other tenants, and to reconfigure the parking area and modify the existing ingress to and egress from the parking area as Landlord shall deem appropriate.

41. GENERAL PROVISIONS.

41.1 Acceptance. This Lease shall only become effective and binding upon full execution hereof by Landlord and delivery of a signed copy to Tenant.

41.2 Joint Obligation. If there be more than one Tenant, the obligations hereunder imposed shall be joint and several.

41.3 Marginal Headings, Etc. The marginal headings, Table of Contents, lease summary sheet and titles to the Sections of this Lease are not a part of the Lease and shall have no effect upon the construction or interpretation of any part hereof.

41.4 Choice of Law. This Lease shall be governed by and construed in accordance with the laws of the jurisdiction in which the Premises are located.

41.5 Successors and Assigns. The covenants and conditions herein contained, subject to the provisions as to assignment, inure to and bind the heirs, successors, executors, administrators and assigns of the parties hereto.

41.6 Recordation. Neither Landlord nor Tenant shall record this Lease, but a short-form memorandum hereof may be recorded at the request of Landlord.

41.7 Quiet Possession. Upon Tenant's paying the Rent, Additional Rent, and other charges due under this Lease, and observing and performing all of the covenants, conditions and provisions on Tenant's part to be observed and performed hereunder, Tenant shall have quiet possession of the Premises for the term hereof, subject to all the provisions of this Lease.

41.8 Inability to Perform. This Lease and the obligations of the Tenant hereunder shall not be affected or impaired because the Landlord is unable to fulfill any of its obligations hereunder or is delayed in doing so, if such inability or delay is caused by reason of strike, labor troubles, acts of God, or any other cause beyond the reasonable control of the Landlord.

41.9 Partial Invalidity. Any provision of this Lease which shall prove to be invalid, void, or illegal shall in no way affect, impair or invalidate any other provision hereof and such other provision(s) shall remain in full force and effect.

41.10 Cumulative Remedies. No remedy or election hereunder shall be deemed exclusive but shall, whenever possible, be cumulative with all other remedies at law or in equity.

41.11 Entire Agreement. This Lease contains the entire agreement of the parties hereto and no representations, inducements, promises or agreements, oral or otherwise, between the parties, not embodied herein, shall be of any force or effect.

42. RULES AND REGULATIONS. Tenant agrees to comply with such reasonable rules and regulations as Landlord may adopt from time to time for the orderly and proper operation of the Building and parking and other common areas. Such rules may include but shall not be limited to the following: (i) restricting of employee parking to a limited, designated area or areas; and (ii) regulation of the removal, storage and disposal of Tenant's refuse and other rubbish at the sole cost and expense of Tenant. The rules and regulations shall be binding upon Tenant upon delivery of a copy of them to Tenant. Landlord shall not be responsible to Tenant for the nonperformance of any of said rules and regulations by any other tenants or occupants of the Building.

IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease, in triplicate, on the day and year first above written.

TENANT:

DAVIS HOMES, L.P.

By: [signature]
Printed Name: Charles R. Davis
Its: Chairman of Board

LANDLORD:

WHITE RIVER ASSOCIATES, L.P.

By: [signature]
Printed Name: Charles R. Davis
Its: President

Exhibit A-2


BALCONY
BALCONY
BALCONY
BALCONY
TENANT AREA
Davis Homes L.P.
TENANT AREA
CORRIDOR
W
M
TENANT AREA
LOBBY

1ST FLOOR PLAN

LAKE CLEARWATER

82nd at Dean Road
Indianapolis, Indiana
46240


TENANT AREA
ATRIUM
TENANT AREA
CORRIDOR
CORRIDOR
DAVIS HOMES L.P.
W
EXERCISE
S
V
M
S
STORAGE

LOWER LEVEL PLAN

LAKE CLEARWATER

82nd at Dean Road
Indianapolis, Indiana
46240

Exhibit A-2


BALCONY
BALCONY
BALCONY
BALCONY
TENANT AREA
DAVIS HOMES L.P.
TENANT AREA
TENANT AREA
CORRIDOR
LOBBY
W
M

1ST FLOOR PLAN

LAKE CLEARWATER

82nd at Dean Road

Indianapolis, Indiana

46240

THIRD FLOOR PLAN


BALCONY
BALCONY
TENANT AREA
Davis Homes L.P.
ATRIUM
CORRIDOR
TENANT AREA
TENANT AREA
BALCONY
BALCONY

LAKE CLEARWATER

82nd at Dean Road
Indianapolis, Indiana
46240

EXHIBIT B

Prior to the commencement of any tenant finish work in the Premises ("Tenant Work"), the Tenant shall provide the following to the Landlord, all of which shall be to the Landlord's reasonable satisfaction:

1. Plans and specifications for the Tenant Work.

2. A budget and cost breakdown for the Tenant Work.

3. A building permit for the Tenant Work.

4. At the request of the Landlord, a copy of the No-Lien Construction Contract with the contractor, which Contract shall be satisfactory in all respects to Landlord and shall be recorded prior to the commencement of any Tenant Work.

5. The Tenant shall be solely responsible for the construction and completion of the Tenant Work and for the payment of all amounts due and payable in connection therewith, without cost or expense to Landlord. Tenant shall diligently proceed with the construction and completion of the Tenant Work in accordance with the plans and specifications therefor approved by Landlord. Tenant shall secure all licenses and permits necessary for performance of the Tenant Work and for occupancy of the space. No material changes shall be made from the plans and specifications approved by the Landlord, without the Landlord's prior written consent.

   No materials, equipment, furniture, fixtures or any other property shall be delivered to or installed upon the Premises pursuant to any agreement by which another party has a security interest or rights to remove or repossess such items, without the prior written consent of Landlord.

   Landlord shall at all times have a right to inspect the Tenant Work and Tenant shall immediately cease work upon written notice from the Landlord.

   Tenant shall pay and discharge promptly and fully all claims for labor done and materials and services furnished in connection with the Tenant Work. Tenant shall obtain from each contractor, subcontractor, and materialman, prior to such contractor's, subcontractor's or materialman's commencement of work on the Premises, a mechanics lien waiver in form suitable for recording.

   Tenant shall indemnify, defend and save and hold the Landlord harmless against any and all claims, demands, lawsuits, expenses, damages and causes of action asserted by any person arising out of, caused by or relating to the Tenant Work or the Tenant's use or operation of the Premises. The foregoing

indemnity shall include all expenses of Landlord, including attorneys' fees and court costs, incurred in connection with any such claim. The provisions of this paragraph shall survive the termination of the Lease.

Tenant shall maintain during the performance of the Tenant Work, at its sole cost and expense, insurance of they types and in the amounts specified in the Lease together with builders' risk insurance for the amount of completed value of the Tenant Work on an all-risk non-reporting form covering all improvements under construction, including building materials, and other insurance, in amounts and against such risks as the Landlord shall reasonably require in connection with the Tenant Work.

CRS' 151
12/9/97

ADDENDUM NO. 1
(**Davis Homes, LLC** Lease)

This Addendum ("Addendum") dated as of December 1, 1997, is attached to and made a part of that certain Lease Agreement (the "Lease") dated November 22, 1993, by and between White River Associates, L.P., an Indiana limited partnership ("Landlord"), and Davis Homes, L.P., an Indiana limited partnership, whose entire interest thereunder, as tenant, has been acquired by Davis Homes, LLC, an Indiana limited liability company ("Tenant). In the event of any inconsistency between the terms of this Addendum and the Lease, the terms and conditions of this Addendum shall control. Terms used herein, not otherwise defined herein, shall have the meanings ascribed to them in the Lease.

(a) Lease Summary Sheet. The Lease Summary Sheet is amended as follows (the paragraph numbers below correspond to the paragraph numbers set forth in the Lease Summary Sheet amended hereby):

4. PREMISES:
   3755 East 82nd Street, **13,077** square feet on the first floor, **no** square feet on the second floor, **4,086** square feet on the third floor and **764** square feet in the lower floor as shown on Exhibit A attached hereto and made a part hereof (the "Space"). The Space, comprised of **17,927** square feet, is hereby designated as the "Premises", effective as of January 1, 1998 (the "Effective Date"). As amended hereby and effective as of the Effective Date, the Premises is and shall be comprised solely of **17,927** square feet of space as shown and identified as such on Exhibit "A" attached hereto and made a part hereof, and no other space.

5. INITIAL TERMINATION DATE OF LEASE:
   December 31, 2002

6. OPTIONS TO RENEW:
   Two (2) for five (5) years (each)

7. BASIC RENT (per annum):
   $322,686.00 (17,927 feet X $18.00)

.00

8. COMMENCEMENT DATE:
   January 1, 1998

9. AGREED AREAS:

Total Rentable Area of Building:	52,120 square feet
Total Area of Premises:	17,927 square feet
Tenant's Percentage of Building:	34.40%

10. EXPENSE STOP:
$6.00

11. LATE CHARGES:
See Section 6 of Lease

(b) Purpose. A purpose of this Addendum is to memorialize Landlord's and Tenant's agreement, as of the date first set forth above, to modify the Lease effective as of the Effective Date.

(c) Effect. Except as otherwise expressly provided herein to the contrary, the terms of the Lease shall remain in full force and effect without modification.

DAVIS HOMES, LLC, an Indiana limited liability company

By: [signature]

Printed Name: Charles R. Davis

Title: Chairman

("Tenant")

WHITE RIVER ASSOCIATES, L.P., an Indiana limited partnership, by its general partner

WHITE RIVER ASSOCIATES, INC., an Indiana corporation

By: [signature]
Charles R. Davis, Chairman

("Landlord")

ADDENDUM NO. 2
(Davis Homes, LLC Lease)

This Addendum ("Addendum") dated as of March 31, 2000, is attached to and made a part of that certain Lease Agreement (the "Lease") dated November 22, 1993, by and between White River Associates, L.P., an Indiana limited partnership ("Landlord"), and Davis Homes, LLC, an Indiana limited liability company ("Tenant). In the event of any inconsistency between the terms of this Addendum and the Lease, the terms and conditions of this Addendum shall control. Terms used herein, not otherwise defined herein, shall have the meanings ascribed to them in the Lease.

(a) Lease Summary Sheet. The Lease Summary Sheet is amended as follows (the paragraph numbers below correspond to the paragraph numbers set forth in the Lease Summary Sheet amended hereby):

4. PREMISES:
   The Lease is hereby amended by adding the space described on Exhibit "A" attached hereto and made a part hereof, comprised of 2,583 square feet (the "Additional Space"), to the terms of the Lease with the effect, among other things, that the Leased Premises is now comprised of 20,510 square feet, being 2,583 square feet of Additional Space plus 17,927 square feet heretofore subject to the Lease (collectively, the "Space"). The Space, comprised of 20,510 square feet, is hereby designated as the "Premises", effective as of JANUARY 1, 2000 (the "Effective Date"). As amended hereby and effective as of the Effective Date, the Premises is and shall be comprised solely of 20,510 square feet of Space, and no other space.

5. INITIAL TERMINATION DATE OF LEASE:
   December 31, 2002

6. OPTIONS TO RENEW:
   Two (2) for five (5) years (each)

7. BASIC RENT (per annum):
   $369,180.00 (20,510 feet X $18.00)

.00

8. COMMENCEMENT DATE:
   January 1, 1998

9. AGREED AREAS:

Total Rentable Area of Building:	52,120 square feet
Total Area of Premises:	20,510 square feet
Tenant's Percentage of Building:	39.35%

10. EXPENSE STOP:
$6.00

11. LATE CHARGES:
See Section 6 of Lease

(b) Purpose. A purpose of this Addendum is to memorialize Landlord's and Tenant's agreement, as of the date first set forth above, to modify the Lease effective as of the Effective Date.

(c) Effect. Except as otherwise expressly provided herein to the contrary, the terms of the Lease shall remain in full force and effect without modification.

DAVIS HOMES, LLC, an Indiana limited liability company

By: Ronald J. Shady, Jr

Printed Name: RONALD E. SHADY, JR.

Title: VICE PRESIDENT

("Tenant")

WHITE RIVER ASSOCIATES, L.P., an Indiana limited partnership, by its general partner

WHITE RIVER ASSOCIATES, INC., an Indiana corporation

By: Charles R. Davis
Charles R. Davis, Chairman

("Landlord")

= LEASED PREMISES (NEW SPACE)

EXHIBIT "A-2"

~~(PREMIER PROPERTIES)~~

2583 # FOR ACCOUNTING DEPT. (LOWER LEVEL)


TENANT AREA
ATRIUM
CORRIDOR
CORRIDOR
W
S
EXERCISE
V
M
S
STORAGE
LOWER
LEVEL PLAN
S
E
W
N

LAKE CLEARWATER

82nd at Dean Road

Indianapolis, Indiana

LEASE

BY AND BETWEEN

WHITE RIVER ASSOCIATES, L.P.

("Landlord")

AND

DAVIS FINANCIAL SERVICES CORPORATION

("Tenant")

TABLE OF CONTENTS

ARTICLE

1 TERMS
2 COMMENCEMENT AND EXPIRATION DATES
3 PAYMENT OF RENT
4 ANNUAL REPORTS
5 USES
6 LATE CHARGES
7 REPAIRS AND MAINTENANCE
8 UTILITIES AND SERVICE
9 LIABILITY INSURANCE
10 FIRE INSURANCE - FIXTURES AND EQUIPMENT
11 DAMAGE OR DESTRUCTION
12 ALTERATIONS AND ADDITIONS: REMOVAL OF FIXTURES
13 ACCEPTANCE OF PREMISES
14 TENANT IMPROVEMENTS
15 ACCESS
16 WAIVER OF SUBROGATION
17 INDEMNIFICATION
18 ASSIGNMENT AND SUBLETTING
19 ADVERTISING
20 LIENS
21 DEFAULT
22 SUBORDINATION
23 SURRENDER OF POSSESSION
24 NON-WAIVER
25 HOLDOVER
26 CONDEMNATION
27 NOTICES
28 BROKERS
29 LANDLORD'S LIABILITY
30 ESTOPPEL CERTIFICATES
31 TRANSFER OF LANDLORD'S INTEREST
32 RIGHT TO PERFORM
33 SUBSTITUTED PREMISES
34 SALES AND AUCTIONS
35 NO ACCESS TO ROOF
36 SECURITY
37 AUTHORITY OF TENANT
38 NO ACCORD OR SATISFACTION
39 MODIFICATIONS FOR LENDER
40 PARKING
41 GENERAL PROVISIONS
42 RULES AND REGULATIONS

EXHIBIT(S) A	-	LOCATION(S) AND DIMENSIONS OF PREMISES
EXHIBIT B	-	TENANT WORK FUNDINGS

LEASE SUMMARY SHEET

1. LANDLORD:
White River Associates, L.P.
3755 East 82nd Street, Suite 300
Indianapolis, Indiana 46240
Attn: Charles R. Davis

2. TENANT:
Davis Financial Services Corporation

3. TENANT'S ADDRESS:
3755 East 82nd Street, Suite 250
Indianapolis, Indiana 46240

4. PREMISES:
3755 East 82nd Street, 1863 square feet on second floor, as shown on Exhibit A attached hereto and made a part hereof.

5. INITIAL TERMINATION DATE OF LEASE:
December 31, 1997

6. OPTIONS TO RENEW: CRD CRD
Twice (2) for five (5) years (each)

7. BASIC RENT (per annum):
$32,602.56

8. COMMENCEMENT DATE:
July 1, 1993

9. AGREED AREAS:
Total Rentable Are of Building: 51,113 square feet
Total Area of Premises: 1863 square feet
Tenant's Percentage of Building: 3.64%

10. EXPENSE STOP:
$6.00

11. LATE CHARGES:
See Section 6 of Lease

Initials: Landlord: CRD

Initials: Tenant: CRD

LEASE

THIS LEASE is made this 22nd day of November, 1993, by and between White River Associates, L.P., an Indiana limited partnership and Davis Financial Services Corporation, an Indiana corporation ("Tenant").

RECITALS:

Landlord, for and in consideration of the rents and all other charges and payments hereunder and of the covenants, agreements, terms, provisions and conditions to be kept and performed hereunder by Tenant, demises and leases to Tenant, and Tenant hereby hires and leases from Landlord, the premises described below ("Premises"), subject to all matters hereinafter set forth and upon and subject to the covenants, agreements, terms, provisions and conditions of this Lease for the term hereinafter stated.

NOW, THEREFORE, Landlord and Tenant agree to the following, unless otherwise specifically modified by provisions of this Lease:

1. TERMS.

1.1 Premises. The Premises demised by this Lease are comprised of the aggregate square feet of space set forth in the "Lease Summary Sheet" identified as such and attached hereto as page (iii) and made a part hereof located in the Lake Clearwater Office Building ("Building") at 3755 East 82nd Street, Indianapolis, Indiana, together with a nonexclusive right to use parking and other common areas as located and relocated from time to time. The location and dimensions of the Premises are shown on the Lease Summary Sheet. No easement for light or air is granted hereby.

1.2 Agreed Areas. See Lease Summary Sheet.

1.3 Lease Term. The initial term of this Lease shall commence on the date set forth on the Lease Summary Sheet (the "Lease Commencement Date"), and shall continue until the last day of the calendar month set forth as the initial termination date on the Lease Summary Sheet.

1.4 Rent. The basic rent ("Rent") is as shown on the Lease Summary Sheet, payable pursuant to Section 3 hereof. In addition to the Rent, Tenant shall pay the Additional Rent described in Section 1.5, which shall be deemed rent due under this Lease.

1.5 Additional Rent.

1.5.1 As used herein, the following terms shall mean:

(a) Operating Expenses:

(A) The following expenses, costs and disbursements, which shall be customary and reasonable in amount and nature, which Landlord is obligated to pay in connection with the operation, maintenance and repair of the Property: (a) wages, salaries, fees and costs to Landlord of all persons engaged in the operation, maintenance and repair of the Property, including taxes, workers' compensation insurance and benefits relating thereto, provided that in the cases of persons employed less than full-time for the operation, maintenance and repair solely of the Property, all of the foregoing costs shall be allocated to the Property on the basis of the percentage of such person's time actually spent in the operation, maintenance and repair of the Property; (b) cost of supplies, materials, tools and equipment used in the operation, maintenance, repair and replacement of the Property and/or components thereof, excluding those costs relating to the making of capital improvements incurred by Landlord other than those capital improvements which increase the efficient operation of the Property; (c) electricity, water, heat, fuel, air conditioning, ventilating and other utility and service charges with respect to any portion of the Building except to the extent to which these are actually paid by specific occupants; (d) charges to Landlord pursuant to management, maintenance, janitorial, security and other service agreements, provided that such charges do not exceed the customary charges for such services for comparable first-class office buildings in the vicinity of the Property; (e) cost of cleaning, repairs and general maintenance of the Premises, the Building and the exterior portions of the Property (including snow removal), including the Parking Area, loading areas, sidewalks, driveways and landscaping; (f) assessments made by any Owner's Association to which the Building is subject; (g) capital items which are incurred for ordinary and necessary repairs, maintenance and replacements of any component parts of the Building or other improvements located on the Common Area, or which increase the efficient operation of the Property, amortized on any permitted basis under applicable tax laws and in accordance with generally accepted accounting principles; (h) the cost of insurance maintained by Landlord covering the Building, parking areas and other common areas and activities conducted thereon; (i) legal (excluding legal work in connection with the negotiation or enforcement of this Lease or occupancy agreements) and accounting fees and disbursements; and (j) a fee for management services for the Building of 3.5% of the sum of the amounts included in Section 1.5.1(a).

(B) Operating Expenses shall not include (i) capital improvement items except as provided in (A) above; (ii) specific costs which are paid by specific occupants of the Building; (iii) costs which are reimbursable by or recoverable from third parties, such as insurers or guarantors, but only to the extent such costs are actually reimbursed or recovered; (iv) costs of repairs or maintenance required by reason of the grossly negligent act or omission, or the willful act or omission, of Landlord, of the

officers, directors, employees, contractors, servants or agents of Landlord; or (v) costs which are paid by Tenant in exercise of Tenant's right to cure any default by Landlord hereunder, but only to the extent such costs are not reimbursed to Tenant by Landlord. Operating Expenses shall not include payments to affiliates of Landlord for goods or services provided to Landlord to the extent such payments exceed the customary charges for such goods or services for comparable first-class office buildings in the general vicinity of the Property.

(b) Taxes: All general real estate taxes (exclusive of special or betterment assessments except as otherwise expressly provided herein), school taxes, water rents, rates and charges, sewer rents and other charges ordinarily imposed by governmental authorities, and assessed against the Property, which first become due and payable during the Term. "Taxes" shall not include (a) any of the foregoing which first become due and payable prior to the Commencement Date; (b) inheritance, estate, gift, excise, franchise, income, gross receipts, capital levy, revenue, rent, payroll, stamp or profit taxes, however designated, except to the extent to which after the Commencement Date Landlord demonstrates to Tenant's reasonable satisfaction that such tax is being imposed in lieu of or in substitution for one or more "Taxes" as above defined; (c) any "Taxes" due to an increase in the assessed value of the Land or Building which results from an improvement made to, or a use made of, the Land or Building (exclusive of the Premises) after the date of this Lease other than reasonable tenant improvements to other portions of the Building which are consistent with the general character of the Building and other improvements contemplated to be made by Landlord to fully complete the construction of the Building; (d) any tax upon the sale, transfer and/or assignment of Landlord's interest in the Property, or any increase in "Taxes" resulting from such sale, transfer, and/or assignment; or (e) any interest or penalties resulting from the late payment of "Taxes" by Landlord.

1.5.2 Operating Expenses. Tenant shall pay, as Additional Rent, on the first day of each calendar month during the Term, if the aggregate amount of Operating Expenses exceeds an amount equal to the "Expense Stop" set forth in the Lease Summary Sheet (which is expressed as a dollar amount per square foot per annum), Tenant's Share of such excess in which event, such Additional Rent shall be payable as set forth in Section 1.5.3 below. Tenant's obligation under this Section 1.5.2 shall be pro-rated for partial calendar years at the beginning or end of the Term.

1.5.3 Payment of Operating Expenses.

(a) Within ninety (90) days after the end of each calendar year during the Term, Landlord shall deliver to Tenant a written statement, prepared in accordance with generally accepted accounting principles and certified by an officer of Landlord, showing the following:

(i) for the calendar year just ended (A) the amount of Operating Expenses as shown on such certified statement prepared by Landlord, (B) the amount (if any) of Tenant's obligation under Section 1.5.2 hereof on account of Operating Expenses, and (C) the aggregate amount previously paid by Tenant pursuant to Section 1.5.3(c) for such calendar year, and

(ii) for the then-current calendar year Landlord's good faith estimates (based on Landlord's budget for the then current calendar year) of (A) the amount of Operating Expenses, and (B) the amount (if any) of Tenant's obligation under Section 1.5.2 hereof on account thereof.

(b) If such statement shows that the amount due under Section 1.5.2 hereof on account of Operating Expenses for the calendar year just ended exceeded the amount paid by Tenant, if any, pursuant to Section 1.5.2 and/or Section 1.5.3(c) hereof on account thereof, Tenant shall pay the amount of such difference to Landlord on the next day on which Base Rent is due which is not less than thirty (30) days after receipt by Tenant of such statement. If such statement shows that the amount paid by Tenant pursuant to Section 1.5.2 and/or Section 1.5.3(c) hereof on account of Operating Expenses for the calendar year just ended exceeded the amount due under Section 1.5.2 hereof, such excess shall, at Landlord's option, either be credited by Landlord against the monthly installments of Additional Rent next falling due or promptly refunded to Tenant.

(c) Tenant shall pay to Landlord in advance for each calendar month of the Term falling between receipt by Tenant of a statement pursuant to Section 1.5.3(a) and receipt by Tenant of the next such statement, as Additional Rent, an amount equal to 1/12th of the amount (if any) shown thereon as Tenant's obligation under Section 1.5.2 hereof on account of Operating Expenses for the then-current calendar year. The amount due under this Section 1.5.3(c) shall be paid with Tenant's monthly payments of Base Rent and shall be credited by Landlord to Tenant's obligations under Section 1.5.2.

1.5.4 Payment of Taxes. Tenant shall pay to Landlord, as Additional Rent, Tenant's Share of Taxes. Upon receipt of a bill for Taxes, Landlord shall deliver a copy of the bill to Tenant, and Tenant shall pay such amount to Landlord within thirty (30) days of Tenant's receipt of such notice and bill, but in no event earlier than ten (10) days prior to the last date on which payment of such bill is due to the issuing municipality without penalty. Tenant's obligations under this Section 1.5.4 shall be pro-rated for partial calendar years at the beginning or end of the Term.

1.5.5 Special and Betterment Assessments. Landlord shall pay when due all special assessments and betterment assessments for municipal improvements levied against the Land or the Building during the Term. To the extent to which Landlord is permitted by

law to elect to pay such assessments in installments, Landlord shall make such election so as to pay such assessments over the longest period of time permitted by law, and there shall be included in Taxes for each calendar year (or portion thereof) included in the Term only those installments which become due during such real estate tax year (or portion thereof).

1.5.6 Landlord's Books and Records. Upon at least ten (10) Business Days' prior written notice from Tenant, Landlord shall make available to Tenant at Landlord's Address for review or by audit by Tenant and its agents during Building Hours all of Landlord's books, records and documents relating to Operating Expenses and Taxes for the Property for the then-current and the two most recent calendar years.

1.6 Options to Renew. Landlord hereby grants to Tenant the option to extend the term of this Lease for up to the number of additional consecutive periods shown on the Lease Summary Sheet, upon all of the terms and conditions contained herein, each exercisable by Tenant's written notice to Landlord of such exercise given not later than six (6) months prior to the expiration of the then current initial term or option period, as the case may be. Base Rent for each option period validly exercised by Tenant shall be one hundred three percent (103%) of the Base Rent during the immediately preceding initial term or option period, as the case may be.

1.7 Notices and Payments Addresses.

If to Landlord:	If to Tenant:
See Lease Summary Sheet	See Lease Summary Sheet

2. DELIVERY OF POSSESSION. If Landlord is unable to deliver possession of the Premises to Tenant on the Lease Commencement Date this Lease shall not be void or voidable, nor shall Landlord be liable to Tenant for any loss or damage resulting therefrom, nor shall the Lease Expiration Date of this Lease be extended, but in such event Tenant shall not be liable for any Rent, Additional Rent, and other charges due under this Lease until such time as Landlord tenders delivery of possession of the Premises to Tenant. Should Landlord tender possession of the Premises to Tenant prior to the date specified as the Lease Commencement Date, and Tenant elects to accept such prior tender, such prior occupancy shall be subject to all terms, covenants and conditions of this Lease, including the payment of Rent, Additional Rent, and other charges due under this Lease.

3. PAYMENT OF RENT. Tenant shall pay Landlord the Rent and Additional Rent and any other payments due under this Lease without prior notice, deduction or offset, without relief from valuation or appraisement laws, in lawful money of the United States of America or in the lawful money of the Republic of Poland in advance on or before the first day of each month, except that

the first month's Rent shall be paid upon the execution hereof, at the address noted in Section 1.7, or to such other party or at such other place as Landlord may hereafter from time to time designate in writing. Rent and other amounts due under this Lease for any partial month at the beginning or end of the Lease term shall be prorated.

4. ANNUAL REPORTS. Tenant shall deliver to Landlord annually, within seventy-five (75) days following the and of each fiscal year of Tenant, financial statements in such form as may be satisfactory to Tenant's primary lender, which statements, at a minimum, shall be prepared by a Certified Public Accountant on a review basis. Such statements shall include all details of operations of Tenant, including a profit and loss statement, a balance sheet and a reconciliation of surplus.

5. USES.

5.1 Permitted Uses. The Premises are to be used for general office purposes and related incidental purposes ("Permitted Uses") and for no other business or purpose without the prior written consent of Landlord. No act shall be done in or about the Premises that is unlawful or that will increase the existing rate of insurance on the Building. In the event of a breach of this covenant, Tenant shall pay to Landlord any and all increases in insurance premiums resulting from such breach. Tenant shall not commit or allow to be committed any waste upon the Premises, or any public or private nuisance or other act or thing which disturbs the quiet enjoyment of any other tenant in the Building. If any of the Tenant's office machines or equipment disturb any other tenant in the Building, then Tenant shall provide adequate insulation, or take such other action as may be necessary to eliminate the noise or disturbance. Tenant, at its expense, shall (i) promptly comply with all orders, ordinances, and laws of any and all municipal, state, and federal authorities, boards, and commissions as to the Premises, and all rules and regulations as they currently or hereafter may exist, and Tenant shall promptly execute any and all such orders involving or including alterations or additions of the Premises, (ii) comply with any and all orders, rules, regulations, and recommendations of any Board of Fire Underwriters or any similar organization, regardless of when made, and (iii) observe such reasonable rules and regulations as may be adopted and made available to Tenant by Landlord from time to time for the safety, care and cleanliness of the Premises or the Building and for the preservation of good order therein.

5.2 Hazardous Materials. Tenant covenants not to introduce any hazardous or toxic materials onto the Premises without complying with all applicable Federal, State and local laws or ordinances pertaining to the storage, use or disposal of such materials, including but not limited to obtaining proper permits. If Tenant's storage, use or disposal of hazardous or toxic materials on the Premises results in (i) contamination of the soil or surface or ground water or (ii) loss or damage to person(s) or

property, then Tenant agrees to clean up the contamination and indemnify, defend and hold Landlord harmless from and against any claims, suits, causes of action, costs and fees, including attorney's fees and costs, arising from or connected with any such contamination, loss or damage. This provision shall survive termination of this Lease.

6. LATE CHARGES. Tenant hereby acknowledges that late payment to Landlord of Rent, Additional Rent or other charges due under this Lease will cause Landlord to incur costs not contemplated by this Lease, the exact amount of which will be extremely difficult to ascertain. If any Rent, Additional Rent or other charges due under this Lease from Tenant is not received by Landlord or Landlord's designated agent when due, then Tenant shall pay to Landlord a late charge equal to five percent (5%) of such overdue amount, plus any attorneys' fees and costs incurred by Landlord by reason of Tenant's failure to pay Rent, Additional Rent or other charges due under this Lease when due hereunder. The parties hereby agree that such late charge represent a fair and reasonable estimate of the cost that Landlord will incur by reason of Tenant's late payment. Landlord's acceptance of such late charge shall not constitute a waiver of Tenant's default with respect to such overdue amount or estop Landlord from exercising any of the other rights and remedies granted hereunder.

7. REPAIRS AND MAINTENANCE. Landlord shall maintain, or cause to be maintained, the common areas of the Building, such as lobbies, elevators, stairs, parking areas, landscaping, sidewalks, and corridors, the roof, foundations, and exterior walls of the Building, and the underground utility and sewer pipes outside the exterior walls of the Building, if any, except any of such repairs rendered necessary by the negligence or willful misconduct of Tenant, its agents, customers, employees, independent contractors, guests or invitees, the repair of which shall be paid for by Tenant within ten (10) days of Landlord's written demand. Subject to Landlord's right of access pursuant to Section 15, Tenant shall be exclusively responsible for the interior of the Premises and shall make any repair, maintenance or alteration which is required by any applicable federal, state or local law, ordinance rule or regulation as same may be in effect from time to time, and Landlord shall be under no obligation to inspect the Premises. Tenant shall promptly report in writing to Landlord any defective condition known to it which Landlord is required to repair, and failure to so report such defects shall make Tenant responsible to Landlord for any liability incurred by Landlord by reason of such conditions. Tenant hereby waives the right to make repairs at Landlord's expense under any law, statute or ordinance now or hereafter in effect.

8. UTILITIES AND SERVICES.

8.1 Hours of Service. From 8:00 a.m. to 6:00 p.m. on weekdays ("Normal Business Hours") and from 8:00 a.m. to 2:00 p.m. on Saturday ("Saturday Mornings") (excluding legal holidays),

Landlord shall furnish to the Premises electricity for lighting and operation of low-power usage office machines, water, heat and air conditioning, and elevator service. During all other hours, Landlord shall furnish such service except for heat and air conditioning.

8.2 Additional Services. If requested by Tenant, Landlord shall furnish heat and air conditioning at times other than Normal Business Hours and Saturday Mornings and the cost of such services as established by Landlord shall be paid by Tenant as Additional Rent, payable as provided in Section 3. Landlord shall also provide toilet room supplies, window washing at reasonable intervals, and customary Building janitorial service or other types of services provided or caused to be provided by Landlord to Tenant which are in addition to the services ordinarily provided Building tenants shall be paid to Landlord by Tenant. Landlord shall not be liable for any loss, injury or damage to property caused by or resulting from any variation, interruption, or failure of such services due to any cause whatsoever, or from failure to make any repairs or perform any maintenance. In no event shall Landlord be liable to Tenant for any damage to the Premises or for any loss, damage or injury to any property therein or thereon occasioned by bursting, rupture, leakage or overflow of any plumbing or other pipes or other similar cause in, above, upon or about the Premises or the Building.

9. LIABILITY INSURANCE. Tenant shall, at Tenant's expense, obtain and keep in force during the term of this Lease a policy of comprehensive general liability insurance, including personal injury liability, contractual liability, products and completed operations liability and liquor liability (if applicable), insuring Landlord and Tenant against any liability arising out of the ownership, use, occupancy or maintenance of the Premises. Such insurance shall be in the amount of not less than One Million and no/100ths Dollars ($1,000,000.00) for bodily injury and property damage for any one accident or occurrence. The limit of any of such insurance shall not limit the liability of Tenant hereunder. If Tenant fails to procure and maintain such insurance, Landlord may, but shall not be required to, procure and maintain the same, at Tenant's expense to be reimbursed by Tenant within ten (10) days of written demand. All insurance required to be obtained by Tenant hereunder shall be issued by companies acceptable to Landlord. On or before the Lease Commencement Date, Tenant shall deliver to Landlord certificates of liability insurance required herein with loss payable clauses satisfactory to Landlord. Any deductible under such insurance policy in excess of One Thousand and no/100ths Dollars ($1,000.00) must be approved by Landlord in writing prior to issuance of such policy. No policy shall be cancelable or subject to reduction of coverage except upon thirty (30) days' prior written notice to Landlord. All such policies shall name Landlord and its agents as named insureds, shall be written as primary policies not contributing with and not in excess of coverage which Landlord may carry. Tenant shall obtain any

revised or increased coverage required by Landlord within thirty (30) days of any such notification from Landlord.

10. FIRE INSURANCE - FIXTURES AND EQUIPMENT. Tenant shall maintain in full force and effect on all Tenant's trade fixtures, equipment and personal property on or in the Premises, a policy of all risk property insurance covering the full replacement value of such property. Tenant shall provide and keep in force with companies satisfactory to Landlord, business interruption and/or loss of rental insurance in an amount equivalent to six (6) months Rent and Additional Rent which shall not contain a deductible greater than seventy-two (72) hours. Tenant shall furnish Landlord with a certificate of such insurance naming Landlord as an additional insured. No policy shall be cancelable or subject to reduction of coverage except upon thirty (30) days' prior written notice to Landlord.

11. DAMAGE OR DESTRUCTION.

11.1 Damage Repair. If the Premises shall be destroyed or rendered untenantable, either wholly or in part, by fire or other casualty, Landlord may, at its option, (i) terminate this Lease effective as of the date of such damage or destruction, or (ii) restore the Premises to their previous condition, and in the meantime the Rent shall be abated in the same proportion as the untenantable portion of the Premises bears to the whole thereof, and this Lease shall continue in full force and effect. If the damage is due, directly or indirectly, to the fault or neglect of Tenant, or its officers, contractors, licensees, agents, servants, employees, guests, invitees or visitors, there shall be no abatement of Rent, except to the extent Landlord receives proceeds from any applicable insurance policy of Tenant to compensate Landlord for loss of Rent.

11.2 Termination for Material or Uninsured Damages. If the Building shall be destroyed or damaged by fire or other casualty insured against under Landlord's fire and extended coverage insurance policy to the extent that more than fifty percent (50%) thereof is rendered untenantable, or if the Building shall be materially destroyed or damaged by any other casualty other than those covered by such insurance policy, notwithstanding that the Premises may be unaffected directly by such destruction or damage, Landlord may, at its election, terminate this Lease by notice in writing to Tenant within sixty (60) days after such destruction or damage. Such notice shall be effective thirty (30) days after receipt thereof by Tenant.

11.3 Business Interruption. Other than rental abatement provided in Section 11.1, no damages, compensation or claim shall be payable by Landlord for inconvenience or loss of business arising from interruption of business, repair or restoration of the Building or Premises.

11.4 Repairs. Landlord's obligations should it elect to repair, shall be limited to the base Building, common areas and the interior improvements installed by Landlord. Anything herein to the contrary notwithstanding, if the Premises are destroyed or damaged during the last twelve (12) months of the term of this Lease, then Landlord may, at its option, cancel and terminate this Lease as of the date of the occurrence of such damage.

12. ALTERATIONS AND ADDITIONS; REMOVAL OF FIXTURES. Tenant shall not make or allow to be made any alterations, additions or improvements to or on the Premises without first obtaining the written consent of Landlord. Any such alterations, additions or improvements, including, but not limited to, wall covering, paneling and built-in cabinet work, but excepting movable furniture and trade fixtures, shall be made at Tenant's sole expense, according to plans and specifications approved in writing by Landlord, in compliance with all applicable federal, state or local laws, ordinances, rules and regulations, including, but not limited to, the Americans with Disabilities Act, by a licensed contractor, and in a good and workmanlike manner conforming in quality and design with the Premises existing as of the Lease Commencement Date, shall not diminish the value of the Building or the Premises and shall at once become a part of the realty and shall be surrendered with the Premises. Upon the expiration or sooner termination of the term hereof, Tenant shall, upon written demand by Landlord, at Tenant's sole expense, with due diligence, remove any alterations, additions, or improvements made by Tenant, designated by Landlord to be removed, and repair any damage to the Premises caused by such removal. Tenant shall remove all of its movable property and trade fixtures which can be removed without damage to the Premises at the termination of this Lease, either by expiration of the term or other cause, and shall pay Landlord any damages for injury to the Premises or Building resulting from such removal. If Tenant shall fail to remove any of its property of any nature whatsoever from the Premises or Building at the termination of this Lease or when Landlord has the right of reentry, Landlord may, in accordance with the provisions of applicable statutes governing commercial landlord and tenant matters, retain such property or remove and store such property without liability for loss thereof or damage thereto, such storage to be for the account and at the expense of Tenant. If Tenant fails to pay the cost of storing any such property within thirty (30) days, Landlord may sell any or all such property at public or private sale, without notice to Tenant, and shall apply the proceeds of such sale to the following costs in the following order: (i) the cost and expense of such sale, including reasonable attorneys' fees, (ii) the payment of the costs or charges for storing any such property, and (iii) the payment of any other sums which may then be or thereafter become due Landlord from Tenant under any of the terms hereof. The balance, if any, shall be paid to Tenant.

13. ACCEPTANCE OF PREMISES. Unless Landlord has expressly agreed in this Lease to perform certain tenant improvement work in the Premises, Tenant shall be deemed to have accepted the Premises

shall cause its insurance carrier(s) to consent to such waiver of all rights of subrogation against Landlord.

17. INDEMNIFICATION. Tenant shall indemnify and hold harmless Landlord, its agents, employees, officers, directors, partners and shareholders from and against any and all liabilities, judgments, demands, causes of action, claims, losses, damages, costs and expenses, including reasonable attorneys' fees and costs, arising out of the use, occupancy, conduct, operation, or management of the Premises by, or the willful misconduct or negligence of, Tenant, its officers, contractors, licensees, agents, servants, employees, guests, invitees, or visitors in or about the Building or arising from any breach or default under this Lease by Tenant, or arising from any accident, injury, or damage, howsoever and by whomsoever caused, to any person or property, occurring in or above the Building or Premises. This indemnification shall survive termination of this Lease. This provision shall not be construed to make Tenant responsible for loss, damage, liability or expense resulting from injuries to third parties caused by the sole negligence of Landlord, or its officers, contractors, licensees, agents, employees, or invitees.

18. ASSIGNMENT AND SUBLETTING.

18.1 Landlord's Consent. Tenant shall not assign this Lease, or sublease all or any part of the Premises, or permit the use of the Premises by any party other than Tenant, without the prior written consent of Landlord. When Tenant requests Landlord's consent to such assignment or sublease, it shall notify Landlord in writing of the name and address of the proposed assignee or subtenant and the nature and character of the business of the proposed assignee or subtenant and shall provide financial information including financial statements of the proposed assignee or subtenant. Tenant shall also provide Landlord with a copy of the proposed sublet or assignment agreement. Landlord shall have the option (to be exercised within thirty (30) days from the submission of Tenant's request) to cancel this Lease as of the commencement date stated in the proposed sublease or assignment. If Landlord shall not exercise its option within the time set forth above, its consent to any proposed assignment or sublease shall not be unreasonably withheld.

18.2 Approved Subleases and Assignments. If Landlord approves an assignment or sublease as herein provided, Tenant shall pay to Landlord, as additional rent due under this Lease, fifty percent (50%) of the excess, if any, between the Rent plus Additional Rent allocable to that part of the Premises affected by such assignment or sublease pursuant to this Lease, and the rent and any additional rent payable by the assignee or subtenant to Tenant. No consent to any assignment or sublease shall constitute a further waiver of the provisions of this Section, and all subsequent assignments or subleases may be made only with the prior written consent of Landlord. An assignee of Tenant, at the option of Landlord, shall become directly liable to Landlord for all

obligations of Tenant hereunder, but no sublease or assignment by Tenant shall relive Tenant of any liability hereunder. Any assignment or sublease without Landlord's consent shall be void, and shall, at the option of the Landlord, constitute a default under this Lease. In the event that Landlord shall consent to a sublease or assignment hereunder, Tenant shall pay Landlord's reasonable fees, not to exceed Two Hundred Fifty and no/100ths Dollars ($250.00) per transaction, incurred in connection with the processing of documents necessary to the giving of such consent.

19. ADVERTISING. Tenant shall not display any sign, graphics, notice, picture, or poster, or any advertising matter whatsoever, anywhere in or about the Premises or the Building at places visible from anywhere outside or at the entrance to the Premises without first obtaining Landlord's written consent thereto, such consent to be at Landlord's sole discretion. Tenant shall be responsible to maintain any permitted signs and remove the same at Lease termination. If Tenant shall fail to do so, Landlord may do so at Tenant's cost.

20. LIENS. Tenant shall keep the Premises and the Building free from any liens arising out of any work performed, materials ordered or obligations incurred by or on behalf of Tenant, and Tenant hereby agrees to indemnify and hold Landlord, its agents, employees, independent contractors, officers, directors, partners, and shareholders harmless from any liability, cost or expense for such liens. Tenant shall cause any such lien imposed to be released of record by payment to the lienholder or posting of the proper bond acceptable to Landlord within ten (10) days after the earlier of imposition of the lien or written request by Landlord. Tenant shall give Landlord written notice of Tenant's intention to perform work on the Premises which might result in any claim of lien, at least ten (10) days prior to the commencement of such work. All contracts for such work shall be no-lien contracts, duly recorded prior to the commencement of any work, and shall be first approved by Landlord. If Tenant fails to remove any lien within the prescribed ten (10) day period, or post a satisfactory bond with Landlord, then Landlord may do so at Tenant's expense and Tenant's reimbursement to Landlord for such amount, including attorneys' fees and costs, shall be deemed Additional Rent.

21. DEFAULT.

21.1 Tenant's Default. A default under this Lease by Tenant shall exist if any of the following occurs:

21.1.1 If Tenant fails to pay Rent, Additional Rent or any other charges due under this Lease to be paid when due; or

21.1.2 If Tenant fails to perform any term, covenant or condition of this Lease except those requiring the payment of money, and Tenant fails to cure such breach within fifteen (15) days after written notice from Landlord where such breach could reasonably be cured within such fifteen (15) day period; provided,

however, that were such failure could not reasonably be cured within the fifteen (15) day period, that Tenant shall not be in default if it commences such performance within the fifteen (15) day period and diligently thereafter prosecutes the same to completion; and

21.1.3 If Tenant assigns its assets for the benefit of its creditors; or

21.1.4 If Tenant shall have abandoned or vacated the Premises; or

21.1.5 The chronic delinquency by Tenant in the payment of monthly Rent, or any other periodic payments required to be paid by Tenant under this Lease, shall constitute a default. "Chronic delinquency" shall mean failure by Tenant to pay Rent, or any other periodic payments required to be paid by Tenant under this Lease within three (3) days after written notice thereof for any three (3) months (consecutive or nonconsecutive) during any twelve (12) month period. In the event of a chronic delinquency, at Landlord's option, Landlord shall have the additional right to require that Rent be paid by Tenant quarter-annually, in advance. Landlord however does not relinquish any rights under Section 21.2 by exercising its rights under this provision.

21.2 Remedies. Upon a default, Landlord shall have the following remedies, in addition to all other rights and remedies provided by law or otherwise provided in this Lease, to which Landlord may resort cumulatively or in the alternative:

21.2.1 Landlord may continue this Lease in full force and effect, and this Lease shall continue in full force and effect as long as Landlord does not terminate this Lease, and Landlord shall have the right to collect Rent, Additional Rent and other charges due under this Lease when due.

21.2.2 Landlord may terminate Tenant's right to possession of the Premises at any time by giving written notice to that effect, and relet the Premises or any part thereof. On the giving of the notice, all of Tenant's rights in the Premises, shall terminate. Upon such termination, Tenant shall surrender and vacate the Premises in the condition required by Section 25, and Landlord may re-enter and take possession of the Premises and all the remaining improvements or property and eject Tenant or any of the Tenant's subtenants, assignees or other person or persons claiming any right under or through Tenant or eject some and not others or eject none. This Lease may also be terminated by a judgment specifically providing for termination. Any termination under this Section shall not release Tenant from the payment of any sum then due Landlord or from any claim for damages or Rent, Additional Rent or other charges due under this Lease previously accrued or then accruing against Tenant. Upon such termination Tenant shall be liable immediately to Landlord for all costs Landlord incurs in reletting the Premises or any part thereof, including, without

41.5 Successors and Assigns. The covenants and conditions herein contained, subject to the provisions as to assignment, inure to and bind the heirs, successors, executors, administrators and assigns of the parties hereto.

41.6 Recordation. Neither Landlord nor Tenant shall record this Lease, but a short-form memorandum hereof may be recorded at the request of Landlord.

41.7 Quiet Possession. Upon Tenant's paying the Rent, Additional Rent, and other charges due under this Lease, and observing and performing all of the covenants, conditions and provisions on Tenant's part to be observed and performed hereunder, Tenant shall have quiet possession of the Premises for the term hereof, subject to all the provisions of this Lease.

41.8 Inability to Perform. This Lease and the obligations of the Tenant hereunder shall not be affected or impaired because the Landlord is unable to fulfill any of its obligations hereunder or is delayed in doing so, if such inability or delay is caused by reason of strike, labor troubles, acts of God, or any other cause beyond the reasonable control of the Landlord.

41.9 Partial Invalidity. Any provision of this Lease which shall prove to be invalid, void, or illegal shall in no way affect, impair or invalidate any other provision hereof and such other provision(s) shall remain in full force and effect.

41.10 Cumulative Remedies. No remedy or election hereunder shall be deemed exclusive but shall, whenever possible, be cumulative with all other remedies at law or in equity.

41.11 Entire Agreement. This Lease contains the entire agreement of the parties hereto and no representations, inducements, promises or agreements, oral or otherwise, between the parties, not embodied herein, shall be of any force or effect.

42. RULES AND REGULATIONS. Tenant agrees to comply with such reasonable rules and regulations as Landlord may adopt from time to time for the orderly and proper operation of the Building and parking and other common areas. Such rules may include but shall not be limited to the following: (i) restricting of employee parking to a limited, designated area or areas; and (ii) regulation of the removal, storage and disposal of Tenant's refuse and other rubbish at the sole cost and expense of Tenant. The rules and regulations shall be binding upon Tenant upon delivery of a copy of them to Tenant. Landlord shall not be responsible to Tenant for the nonperformance of any of said rules and regulations by any other tenants or occupants of the Building.

IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease, in triplicate, on the day and year first above written.

TENANT:

DAVIS FINANCIAL SERVICES CORPORATION

By: [signature]
Printed Name: Charles R Davis
Its: Chairman Of Board

LANDLORD:

WHITE RIVER ASSOCIATES, L.P.

By: [signature]
Printed Name: Charles R Davis
Its: President

LAKE CLEARWATER

82nd at Dean Road
Indianapolis, Indiana
46240


BALCONY
BALCONY
TENANT AREA
CORRIDOR
TENANT AREA
W
DAVIS FINANCIAL
M
BALCONY
CORRIDOR
ATRIUM
BALCONY
BALCONY
TENANT AREA
CORRIDOR
TENANT AREA
BALCONY
BALCONY

SECOND FLOOR PLAN

EXHIBIT B

Prior to the commencement of any tenant finish work in the Premises ("Tenant Work"), the Tenant shall provide the following to the Landlord, all of which shall be to the Landlord's reasonable satisfaction:

1. Plans and specifications for the Tenant Work.

2. A budget and cost breakdown for the Tenant Work.

3. A building permit for the Tenant Work.

4. At the request of the Landlord, a copy of the No-Lien Construction Contract with the contractor, which Contract shall be satisfactory in all respects to Landlord and shall be recorded prior to the commencement of any Tenant Work.

5. The Tenant shall be solely responsible for the construction and completion of the Tenant Work and for the payment of all amounts due and payable in connection therewith, without cost or expense to Landlord. Tenant shall diligently proceed with the construction and completion of the Tenant Work in accordance with the plans and specifications therefor approved by Landlord. Tenant shall secure all licenses and permits necessary for performance of the Tenant Work and for occupancy of the space. No material changes shall be made from the plans and specifications approved by the Landlord, without the Landlord's prior written consent.

   No materials, equipment, furniture, fixtures or any other property shall be delivered to or installed upon the Premises pursuant to any agreement by which another party has a security interest or rights to remove or repossess such items, without the prior written consent of Landlord.

   Landlord shall at all times have a right to inspect the Tenant Work and Tenant shall immediately cease work upon written notice from the Landlord.

   Tenant shall pay and discharge promptly and fully all claims for labor done and materials and services furnished in connection with the Tenant Work. Tenant shall obtain from each contractor, subcontractor, and materialman, prior to such contractor's, subcontractor's or materialman's commencement of work on the Premises, a mechanics lien waiver in form suitable for recording.

   Tenant shall indemnify, defend and save and hold the Landlord harmless against any and all claims, demands, lawsuits, expenses, damages and causes of action asserted by any person arising out of, caused by or relating to the Tenant Work or the Tenant's use or operation of the Premises. The foregoing

indemnity shall include all expenses of Landlord, including attorneys' fees and court costs, incurred in connection with any such claim. The provisions of this paragraph shall survive the termination of the Lease.

Tenant shall maintain during the performance of the Tenant Work, at its sole cost and expense, insurance of they types and in the amounts specified in the Lease together with builders' risk insurance for the amount of completed value of the Tenant Work on an all-risk non-reporting form covering all improvements under construction, including building materials, and other insurance, in amounts and against such risks as the Landlord shall reasonably require in connection with the Tenant Work.

FAXED

Lowe Gray Steele & Hoffman

Bank One Tower
111 Monument Circle, Suite 4600
Indianapolis, Indiana 46204-5146
Telecopier 317-236-6472

Telephone 317-236-8020

Attorneys At Law

May 31, 1995

Mr. Charles R. Davis (**via facsimile 595-2803**)
Davis Homes
3755 E. 82nd Street
Indianapolis, IN 46240

Re: Davis Financial Services

Dear Charlie:

Enclosed herewith is Addendum No. 1 for the above Lease. Please review same and confirm that it is satisfactory. If you have any questions, please call me.

Very truly yours,

LOWE GRAY STEELE & HOFFMAN

Ron

Ronald F. Shady, Jr.

RFS:lmw
Enclosures

ADDENDUM NO. 1

(Davis Financial Services Lease)

This Addendum ("Addendum") dated as of the ____ day of __________, 1995, is attached to and made a part of that certain Lease Agreement ("Lease") by and between White River Associates, L.P., an Indiana limited partnership ("Landlord"), and Davis Financial Services Corporation, an Indiana corporation whose interest as tenant thereunder was acquired by Davis Financial Services, LLC, an Indiana limited liability company ("Tenant"), dated November 22, 1993, (the "Lease") covering that certain space comprised of 1,863 square feet of Rentable Area as more particularly described on Exhibit "A" thereto ("Space A"). Terms used herein not otherwise defined herein, shall have the meanings ascribed to them in the Lease.In the event of any inconsistency between the terms of this Addendum and the Lease, the terms and conditions of this Addendum shall control.

Section 1.01. Lease of Premises. Reference is hereby made to that certain space comprised of 1,740 square feet of Rentable Area ("Space B") in the Building as more particularly described on Exhibit "A-1" attached hereto and made a part hereof. Space B is hereby added to and made a part of, and Space A is hereby deleted from, the Leased Premises, effective as of June 1, 1995 (the "Effective Date"). As amended hereby and effective as of the Effective Date, the Leased Premises is and shall be comprised of Space B.

Section 1.02. Basic Lease Provisions.

B. Rentable Area: 1,740 square feet.

C. Building Expense Percentage: 3.34% (based upon 1,740 Rentable Area divided by 52,120 Rentable Area in the Building.)

D. Minimum Annual Rent: Thirty Thousand Four Hundred Fifty Dollars ($30,450.00).

E. Monthly Rental Installments: Two Thousand Five Hundred Thirty-Seven Dollars and Fifty Cents ($2,537.50).

A purpose of this Addendum is to memorialize Landlord's and Tenant's agreement, as of the date first set forth above, to modify the Lease effective as of the Effective Date.

Except as otherwise expressly provided herein to the contrary, the terms of the Lease shall remain in full force and effect without modification.

DAVIS FINANCIAL SERVICES LLC,
an Indiana limited liability
company, by its sole manager

Davis Homes, LLC, an Indiana
limited liability company,
by its sole manager

Davis Holding Corporation, an
Indiana corporation

By:______________________________
Charles R. Davis,
Chairman of the Board of Directors

("Tenant")

WHITE RIVER ASSOCIATES, L.P.,
an Indiana limited partnership,
by its general partner

WHITE RIVER ASSOCIATES, INC.,
an Indiana Corporation

By:______________________________
Charles R. Davis, President

("Landlord")

K:\WPRFS\DFS-ADD.1

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*** ACTIVITY REPORT ***
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TRANSMISSION OK

TX/RX NO.	1063
CONNECTION TEL	95952803
CONNECTION ID	
START TIME	06/01 11:38
USAGE TIME	02'00
PAGES	3
RESULT	OK

/2/

ADDENDUM NO. 2
(**DFS, LLC** Lease)

This Addendum ("Addendum") dated as of December 1, 1997, is attached to and made a part of that certain Lease Agreement (the "Lease") dated [], 1995, by and between White River Associates, L.P., an Indiana limited partnership ("Landlord"), and Davis Financial Services Corporation, an Indiana corporation whose interest as tenant thereunder was acquired by Davis Financial Services, LLC, an Indiana limited liability company ("Tenant). In the event of any inconsistency between the terms of this Addendum and the Lease, the terms and conditions of this Addendum shall control. Terms used herein, not otherwise defined herein, shall have the meanings ascribed to them in the Lease.

(a) Lease Summary Sheet. The Lease Summary Sheet is amended as follows (the paragraph numbers below correspond to the paragraph numbers set forth in the Lease Summary Sheet amended hereby):

4. PREMISES:
   3755 East 82nd Street, **no** square feet on the first floor, **no** square feet on the second floor, **no** square feet on the third floor and **2,302** square feet in the lower floor as shown on Exhibit A attached hereto and made a part hereof (the "Space"). The Space, comprised of **2,302** square feet, is hereby designated as the "Premises", effective as of January 1, 1998 (the "Effective Date"). As amended hereby and effective as of the Effective Date, the Premises is and shall be comprised solely of **2,302** square feet of space as shown and identified as such on Exhibit "A" attached hereto and made a part hereof, and no other space.

5. INITIAL TERMINATION DATE OF LEASE:
   December 31, 2002

6. OPTIONS TO RENEW:
   Two (2) for five (5) years (each)

7. BASIC RENT (per annum):
   $41,436.00 (2,302 feet X $18.00)

8. COMMENCEMENT DATE:
   January 1, 1998

9. AGREED AREAS:

Total Rentable Area of Building:	52,120 square feet
Total Area of Premises:	2,302 square feet
Tenant's Percentage of Building:	4.42%

10. EXPENSE STOP:
$6.00

11. LATE CHARGES:
See Section 6 of Lease

(b) Purpose. A purpose of this Addendum is to memorialize Landlord's and Tenant's agreement, as of the date first set forth above, to modify the Lease effective as of the Effective Date.

(c) Effect. Except as otherwise expressly provided herein to the contrary, the terms of the Lease shall remain in full force and effect without modification.

DAVIS FINANCIAL SERVICES, LLC,
an Indiana limited liability company

By: [signature]

Printed Name: Charles R. Davis

Title: Chairman

("Tenant")

WHITE RIVER ASSOCIATES, L.P.,
an Indiana limited partnership, by its general partner

WHITE RIVER ASSOCIATES, INC.,
an Indiana corporation

By: [signature]
Charles R. Davis, Chairman

("Landlord")

Addendum No. 3
(**Davis Homes, LLC** Lease)

This Addendum No. 3 ("Addendum") dated as of December __, 2002, is attached to and made a part of that certain Lease Agreement (the "Lease") dated November 22, 1993, by and between White River Associates, L.P., an Indiana limited partnership ("Landlord"), and Davis Homes, LLC, an Indiana limited liability company ("Tenant) as most recently amended by that certain Addendum No. 2, dated March 31, 2000, by and between Landlord and Tenant (collectively, the "Lease"). In the event of any inconsistency between the terms of this Addendum and the Lease, the terms and conditions of this Addendum shall control. Terms used herein, not otherwise defined herein, shall have the meanings ascribed to them in the Lease.

(a) Lease Summary Sheet. The Lease Summary Sheet is amended as follows (the paragraph numbers below correspond to the paragraph numbers set forth in the Lease Summary Sheet amended hereby):

4. Premises: The Space, comprised of 20,510 square feet, is hereby designated as the "Premises", effective as of December 31, 2002 (the "Effective Date"). As amended hereby and effective as of the Effective Date, the Premises is and shall be comprised solely of 20,510 square feet of Space, and no other space. (per Addendum No. 2).

5. Initial Termination Date Of Lease: **December 31, 2007**

6. Options To Renew: Two (2) for five (5) years (each); each such option surviving the execution hereof.

7. Basic Rent (per annum): **$399,945.00** (20,510 feet x **$19.50**)

8. Commencement Date: **January 1, 2003**

9. Agreed Areas: (per Addendum No. 2):

Total Rentable Area of Building:	52,120 square feet;
Total Area of Premises:	20,510 square feet;
Tenant's Percentage of Building:	39.35%

10. Expense Stop(per Addendum No. 2): $6.00

11. Late Charges: See Section 6 of Lease

(b) Purpose. A purpose of this Addendum is to memorialize Landlord's and Tenant's agreement, as of the date first set forth above, to modify the Lease effective as of the Effective Date.

(c) Effect. This Addendum shall be binding on Landlord and Tenant upon execution as of the date first set forth above; provided, however, that the terms hereof shall not modify the terms of the

Lease until the Effective Date Except as otherwise expressly provided herein to the contrary, the terms of the Lease shall remain in full force and effect without modification.

Davis Homes, LLC, an Indiana limited liability company

By: ______________________
C. Richard Davis, Vice President,

("Tenant")

White River Associates, L.P., an Indiana limited partnership, by its general partner

White River Associates, Inc., an Indiana corporation

By: ______________________
C. Richard Davis, Vice President,

("Landlord")

[redacted]

EXHIBIT "A"

Davis Homes, LLC Detail:					
	Balance				
	1/8/2003	3/9/2000			
Design Centre	2,614	2,614			
RFS Office	216	216			
Common Areas-Hallway	578	578			
SEE	148				
Jamie	108				
Shawn	100				
JET	108				
Dee Dee	108	572			
Training Room Room	495	495			
East Wing Subtotal	4,475	4,475			
Drafting	1,166	1,166			
CRD1 & Conf. Rm.	880	880			
Sue & Patty	226				
Purchasing & Estimating	2,498				
Drafting Conference Area	550	3,274			
BCD & Allison	430				
JAH2	156				
Havener	150	736			
CRD1 Hallway & Common Area	662	662			
OYL & Warranty	1,884	1,884			
Closing Dept.	764	764			
Acctg. Dept.	2,583	2,583			
Davis Homes Third Floor	4,086	4,086			
Subtotal	16,035	16,035			
Davis Homes, LLC Total	20,510	20,510			

Addendum No. 3
(**Davis Financial Services, LLC** Lease)

This Addendum No. 3 ("Addendum") dated as of December __, 2002, is attached to and made a part of that certain Lease Agreement (the "Lease") dated [], 1995, by and between White River Associates, L.P., an Indiana limited partnership ("Landlord"), and Davis Financial Services, LLC, an Indiana limited liability company ("Tenant) as most recently amended by that certain Addendum No. 2, dated December 1, 1997, by and between Landlord and Tenant (collectively, the "Lease"). In the event of any inconsistency between the terms of this Addendum and the Lease, the terms and conditions of this Addendum shall control. Terms used herein, not otherwise defined herein, shall have the meanings ascribed to them in the Lease.

(a) Lease Summary Sheet. The Lease Summary Sheet is amended as follows (the paragraph numbers below correspond to the paragraph numbers set forth in the Lease Summary Sheet amended hereby):

4. Premises: The Space, comprised of 2,302 square feet, is hereby designated as the "Premises", effective as of December 31, 2002 (the "Effective Date"). As amended hereby and effective as of the Effective Date, the Premises is and shall be comprised solely of 2,302 square feet of Space, and no other space. (per Addendum No. 2).

5. Initial Termination Date Of Lease: **December 31, 2007**

6. Options To Renew: Two (2) for five (5) years (each); each such option surviving the execution hereof.

7. Basic Rent (per annum):**$44,889.00** (2,302 feet x **$19.50**).

8. Commencement Date: **January 1, 2003**

9. Agreed Areas: (per Addendum No. 2):

Total Rentable Area of Building:	52,120 square feet;
Total Area of Premises:	2,302 square feet;
Tenant's Percentage of Building:	4.42%

10. Expense Stop(per Addendum No. 2): $6.00

11. Late Charges: See Section 6 of Lease

(b) Purpose. A purpose of this Addendum is to memorialize Landlord's and Tenant's agreement, as of the date first set forth above, to modify the Lease effective as of the Effective Date.

(c) Effect. This Addendum shall be binding on Landlord and Tenant upon execution as of the date first set forth above; provided, however, that the terms hereof shall not modify the terms of the

Lease until the Effective Date Except as otherwise expressly provided herein to the contrary, the terms of the Lease shall remain in full force and effect without modification.

Davis Homes, LLC, an Indiana limited liability company

By:________________________
C. Richard Davis, Vice President,

("Tenant")

White River Associates, L.P., an Indiana limited partnership, by its general partner

White River Associates, Inc., an Indiana corporation

By:________________________
C. Richard Davis, Vice President,

("Landlord")

EXHIBIT "A"

2302 #


LAKE CLEARWATER
82nd at Dean Road
Indianapolis, Indiana
46240
SECOND FLOOR PLAN
BALCONY
BALCONY
TENANT AREA
CORRIDOR
TENANT AREA
W
M
BALCONY
Davis Financial
CORRIDOR
ATRIUM
BALCONY
BALCONY
TENANT AREA
CORRIDOR
TENANT AREA
BALCONY
BALCONY

Exhibit 6.15

Agreement to Amend and Restate Lease Agreement
with White River Associates, L.P.

DAVIS HOMES

3755 E. 82nd Street, Suite 120
Indianapolis, IN 46240
Phone: 317.595.2800

August 8, 2005

White River Associates, L.P.
3755 East 82nd Street
Indianapolis, Indiana 46240

Re: Agreement to Amend and Restate Lease Agreement

This will confirm our agreement to amend and restate our current leases in the Lake Clearwater Building as described below.

Presently, Davis Homes, LLC leases 20,510 square feet (portion of third floor; all of first floor; portion of lower level) in the building, and its wholly-owned subsidiary, Davis Financial Services, LLC, leases 2,302 square feet (lower level) in the building. As part of the pending office renovation, Davis Homes will be vacating its space on the third floor. The two existing leases will remain in effect through December 31, 2005. Each existing lease currently provides for gross rent of $18.50 per square foot and an expense stop of $6.00 per square foot. The existing leases would normally have expired as of December 31, 2007.

We agree to amend and restate the two existing leases as follows:

- The two leases will be combined into a single lease with Davis Homes, LLC as the named tenant
- The new lease will cover 18,955 rentable square feet (all of the first floor and a portion of the lower level, as more particularly described on the first floor and lower level drawings attached hereto)
- The new lease will commence effective January 1, 2006
- The new gross rent will be $22.00 per square foot
- The new expense stop will be $8.00 per square foot
- The initial term will be five years (expiring December 31, 2011)
- There will be one option to renew for five additional years
- Landlord will pay tenant improvement allowance of $285,000 ($15.00 per square foot) as part of the building renovation
- Landlord will pay additional building renovation costs up to $240,000, provided that any such additional cost paid by Landlord will amortized pro rata over the initial five-year lease term and added as additional rent (together with interest at the rate of 8% per annum)

This letter agreement is intended to be a binding legal commitment on the part of both parties and shall be governed by and construed in accordance with the laws of the State of Indiana.

As soon as practicable after the date hereof (and, in any event, prior to January 1, 2006), the parties agree to work in good faith to memorialize the above terms in a definitive lease agreement, which will contain the business terms described above and non-business terms and conditions substantially similar to those contained in the existing lease agreements.

Very truly yours,

C. Richard Davis

ACCEPTED AND AGREED TO AS OF
THE DATE FRIST WRITTEN ABOVE:

White River Associates, L.P.

By: White River Associates, Inc.,
General Partner

By: ______________________

DAVIS HOMES


PHASE IV
PHASE I
PHASE IV
PHASE V
PHASE V

DEMOLITION_PLAN_9A

FIRST_FLOOR
DAVIS_HOMES_RENOVATION

SCALE: 1/8"=1'-0"
03-07-05

JAS
MD


PHASE III
PHASE II
PHASE I
PHASE II

SPACEPLAN_7B

LOWER_LEVEL

SCALE: 1/8"=1'-0"
02-28-05

JAS

Exhibit 6.16

Lease with Meridian North Investments, L.P., dated September 16, 2004

LEASE

THIS LEASE, made this 16th day of September, 2004, by and between Meridian North Investments, L.P., an Indiana Limited Partnership, ("Landlord") and Davis Homes, LLC, an Indiana limited liability company ("Tenant").

WITNESSETH:

ARTICLE I

LEASED PREMISES AND COMMON AREAS

Section 1.01. Leased Premises. Landlord hereby leases to Tenant and Tenant hereby leases from Landlord a portion of an integrated shopping center building commonly known as Meridian North, located at 9401 N. Meridian Street, Indianapolis, Indiana, on the real estate described in the attached **Exhibit A**, incorporated herein by reference (the "Shopping Center"). The portion of the Shopping Center hereby leased to Tenant is designated as "Davis Homes" on the attached **Exhibit B**, incorporated herein by reference eleven thousand one hundred fourteen (11,114) square feet, ("Gross Leasable Area"). Landlord shall be entitled to change or modify the building, Common Areas (as defined in Section 5.01 hereof), other improvements, and/or facilities of the Shopping Center provided that neither the Leased Premises, nor the general character of the Shopping Center shall be changed.

Section 1.02. Use of Common Areas. Landlord grants to Tenant, its agents, employees, invitees, licensees and concessionaires, the non-exclusive right during the Lease Term to use the parking areas and ingress, egress and access roads and other facilities in the Common Areas as shall be made available by Landlord in its sole discretion. Tenant's use of the Common Areas shall be in common with others entitled to the use thereof and subject to the provisions of this Lease.

Section 1.03. Roof and Walls. Landlord shall have the exclusive right to use all or any part of the roof and exterior walls of the Leased Premises for any purposes; to erect additional stories or other structures over all or any part of the Leased Premises; and to install, maintain, use, repair and replace pipes, ducts, conduits, and wires leading through the Leased Premises provided Landlord does so in a manner reasonably calculated to minimize any interference with Tenant's use of the Leased Premises.

ARTICLE II

LEASE TERM

Section 2.01. Term. The Term of this Lease shall be for the period commencing on the "Commencement Date" (as hereinafter defined) and continuing for **Five (5) Years** from (i) the Rental Commencement Date, if such date is the first day of a calendar month, or (ii) the first day of the calendar month immediately following the Rental Commencement Date, if such date is not the first day of a calendar month ("Original Term"). The "Commencement Date" shall be the date Landlord gives notice to Tenant that the improvements to be constructed by Landlord as provided in Section 3.01 are substantially completed and the Leased Premises are ready for occupancy. In the event Tenant disputes Landlord's statement that said improvements to be constructed by Landlord are substantially complete, Tenant shall within five (5) days subsequent to receipt of the aforesaid notice from Landlord provide Landlord with written notice of Tenant's said dispute. In such event, Landlord's architect shall provide

to Tenant, within five (5) days after receipt by Landlord of Tenant's aforesaid notice of dispute, a written opinion as to whether the improvements to be constructed by Landlord to the Leased Premises per the terms of this Lease are substantially complete.

The "Rental Commencement Date" shall be ninety (90) days following the Commencement Date. As used in this Lease, the term "Lease Year" shall mean a calendar year, the first Lease Year commencing on the first day of January following the Rental Commencement Date, and each succeeding Lease Year commencing on the anniversary of the first Lease Year. A "Fractional Lease Year" is defined to mean the period of the Lease Term following the last full calendar Lease Year, whether the Lease expires by its terms or otherwise. The Original term and any renewal thereof are herein referred to as the "Leased Term".

If Tenant is not in default hereunder, Tenant shall have the option to renew the term of this Lease for two (2) additional terms of five (5) years each ("Option Period"). Such renewal shall be upon the same terms and conditions contained in the Lease for the Original Term except for this provision giving the renewal option and subject to an adjustment of the Minimum Annual Rent (as hereinafter defined) as provided in Section 4.01 and herein. Such option shall be exercised by the occurrence of each of the following events: (i) Tenant's giving written notice to Landlord of its intention to renew the Term of this Lease no later than nine (9) months prior to the expiration of the Lease Term, and (ii) Tenant's giving written notice to Landlord of its acceptance of the Minimum Annual Rent as adjusted herein within one hundred eighty days (180) prior to the expiration of the Lease Term.

Section 2.02. Holding Over. If Tenant holds over and remains in possession of the Leased Premises after the expiration of the Lease Term, such holding over and continued possession shall, if rent is paid by Tenant and accepted by Landlord, create a tenancy from month to month upon the terms (other than length of term) herein specified, which may at any time be terminated by either party upon thirty (30) days written notice given to the other party.

ARTICLE III

CONSTRUCTION OF IMPROVEMENTS

Section 3.01. Landlord's Obligation. Tenant has personally inspected the Leased Premises and accepts the same in its "as-is" condition with the understanding that Landlord shall have the responsibility with respect thereto at its sole cost and expense, to construct and/or repair in a good and workmanlike manner the items described in **Exhibit C** so that the Leased Premises are ready for occupancy on or before October 15, 2004unless prevented by causes beyond Landlord's control.

Section 3.02. Tenant's Obligations. Tenant shall undertake completion of the Leased Premises, at Tenant's sole cost and expense, except as provided herein, and by a contractor satisfactory to Landlord, in accordance with (i) the outline description set forth in the schedule entitled "Tenant's Work" and attached hereto as **Exhibit D** and (ii) the plans and specifications hereinafter referred to. Tenant agrees to submit to Landlord, as soon as possible hereafter, complete plans and specifications including engineering, mechanical, and electrical work covering Tenant's Work as described in Exhibit D in such detail as Landlord may reasonably require and in compliance with all applicable statutes, ordinances, regulations and codes. If said plans and specifications are not so submitted within thirty (30) days following the execution of this Lease or, subject to the language hereinbelow in this paragraph, if Landlord shall determine that such plans and specifications are unacceptable, Landlord may terminate this Lease. Landlord shall provide Tenant with written notice of if such plans and specifications are

unacceptable, including the reasons for said unacceptability, within ten (10) days after receipt of said plans and specifications. If Landlord fails to provide Tenant with any such notice within said ten (10) day period, said plans and specifications shall be deemed approved and acceptable. If however Landlord does provide Tenant with notice that said plans and specifications are unacceptable, Tenant shall have ten (10) days following receipt of the Landlord's notice that the plans and specifications are unacceptable to remedy or cure the objections raised by Landlord in its aforedescribed notice.

Tenant shall complete Tenants work in a good and workmanlike manner by the Rental Commencement Date. In performing its work, Tenant shall not interfere with or delay work performed by Landlord. See attached Exhibits for Landlord's & Tenant's Obligations. Landlord, at Landlord's expense, shall provide space planning services through Leech-Hensley Architects. Expenses incurred through the development of construction drawings may be paid through Landlord's contribution towards the construction of the Leased Premises as further described in Exhibit C.

All of Tenant's trade fixtures and equipment installed in the Leased Premises may be removed by Tenant upon expiration of the Term of this Lease, provided that (i) Tenant shall repair any damage to the Leased Premises or the Shopping Center caused by such removal, and (ii) all rents and other amounts then due and payable hereunder are paid in full. After expiration of the Lease Term, Landlord shall have the right to remove Tenant's leasehold improvements, trade fixtures and equipment and to have any damage from such removal repaired at Tenant's sole cost and expense. Tenant's obligation to pay such expenses to Landlord shall survive the expiration of the Lease Term.

Within thirty (30) days after the date Tenant opens the Leased Premises for business, all costs and expenses of Tenant's Work shall have been paid by Tenant, and Tenant shall have provided Landlord with copies of executed lien waivers from all contractors and suppliers furnishing labor or materials toward the completion of Tenant's Work; provided, however, that Tenant shall have the right to dispute any such costs and expenses beyond the thirty (30) day period if Tenant furnishes Landlord or any other entity designated by Landlord with a bond or other assurances reasonably acceptable to Landlord that such costs and expenses as finally determined will be paid by Tenant.

Section 3.03. Period Prior to Commencement Date. Except for Landlord's gross negligence or willful misconduct, Landlord shall have no responsibility or liability whatsoever for any loss or damage to any of Tenant's leasehold improvements, fixtures, equipment or merchandise installed or left in the Leased Premises prior to the Commencement Date. Tenant's entry upon and occupancy of the Leased Premises prior to the Commencement Date shall be governed by and subject to the provisions, covenants and conditions of this Lease with respect to insurance, indemnity, remedies and mechanic's liens.

ARTICLE IV

RENT

Section 4.01. Minimum Rent. Tenant shall pay to Landlord as minimum rent for the Leased Premises the following sums per year ("Minimum Annual Rent") in equal monthly installments ("Minimum Monthly Rent"):

Period Following Rental Commencement Date	Minimum Annual Rent	Minimum Monthly Rent
Years 1 - 5	$147,260.50	$12,271.71

Years 6 – 10	$172,267.00	$14,355.58
Years 11 – 15	to be negotiated by the parties hereto, in no event shall the rental rate exceed the going base rent for comparable space of similar size within northern Indianapolis at the time of the second 5 year renewal option.	

The Minimum Monthly Rent shall be payable in advance commencing on the Rental Commencement Date and thereafter on the first day of each calendar month during the Lease Term, without relief from valuation or appraisement laws. If the Rental Commencement Date is not the first day of a calendar month, Tenant shall pay on the Rental Commencement Date a prorated portion of the Minimum Monthly Rent for the first partial calendar month of the Lease Term. Hereinafter, the term "Minimum Rent" shall refer to either Minimum Annual Rent or Minimum Monthly Rent, as appropriate.

The Minimum Rent for the Option Period(s) shall be paid at the same time and in the same manner outlined above.

Section 4.02. Reimbursement of Expenses. In addition to the payment of Minimum Rent as provided in this Article IV, Tenant shall pay to Landlord all other sums of money and charges required to be paid by Tenant to Landlord under this Lease. If any such sum or charge is not paid at the time provided in this Lease, it shall nevertheless be collectible with the next installment of Minimum Rent, provided that nothing contained herein shall be deemed to suspend or delay the payment of such sum or charge or to limit any remedy of Landlord in respect to its nonpayment.

Section 4.03. Place of Payments. All payments required to be paid and all statements or notices required to be rendered by Tenant or Landlord shall be delivered to the other party at its address set forth in Section 17.15 or to such other address as Landlord or Tenant shall specify in accordance with such Section.

Section 4.04. Late Charges. In the event Tenant fails to pay within ten (10) days after the same is due and payable any installment of Minimum Annual Rent or any other sum or charge required to be paid by Tenant to Landlord under this Lease, Tenant shall pay a late charge of 5% of the unpaid amount, and such unpaid amount shall bear interest from the due date thereof to the date of payment at the rate of twelve (12%) per annum until paid. Notwithstanding the foregoing, the aforesaid late charge shall not be applied the first time in a calendar year of the Lease Term Tenant is delinquent in payment of an installment of Minimum Annual Rent or other sum or charge required to be paid by Tenant per the terms of this Lease so long as said rental installment or other sum or charge is paid and current prior to the first (1st) day of the subsequent calendar month, it being the intent of the parties to allow Tenant one (1) delinquency per calendar year before the aforesaid late charge is applied.

ARTICLE V

COMMON AREAS

Section 5.01. Definition. As used in this Lease, "Common Areas" are defined to mean all real estate shown in Exhibit A together with improvements and other facilities located thereon or appurtenant thereto designed for use in common by tenants of the Shopping Center and their agents, employees, servants, customers, invitees, and licensees, with such facilities and improvements including parking areas, ingress and egress access roads, sanitary sewers and utility lines, walkways and sidewalks, landscaped and planted areas and related facilities.

Section 5.02. Management of Common Areas. Landlord shall operate, manage, equip, light, heat, cool, repair, clean, maintain, and replace the Common Areas for their intended purposes in such manner as Landlord in its reasonable discretion shall determine, and the Common Areas shall at all times be subject to the exclusive control and management of Landlord. Landlord may at any time temporarily close all or any part of the Common Areas to make repairs or changes and to perform such other acts in or to the Common Areas as Landlord in its reasonable discretion shall deem appropriate. Except as otherwise provided herein, if the amount or configuration of the Common Areas and any other facilities not within the Leased Premises are changed or diminished, Landlord shall not be subject to any liability; nor shall Tenant be entitled to any compensation or diminution or abatement of rent; nor shall such diminution of such areas be deemed constructive or actual eviction unless such diminution substantially and materially inhibits on a continuing basis Tenant's ability to occupy and use the Leased Premises.

Section 5.03. Charges for Common Areas. Tenant shall pay to Landlord Tenant's proportionate share of all costs and expenses incurred by Landlord during the Lease Term in operating and maintaining the Common Areas ("Common Areas Costs") as provided in Article XIV. The Common Areas Costs shall include, but not be limited to, costs and expenses paid or incurred for repairing, replacing, maintaining, and operating improvements in the Common Areas such as paving, curbs, walkways, storm and sanitary sewers, lighting facilities, trash collection, utilities, security, snow and ice removal, gardening and landscaping, striping of parking areas, reasonable depreciation or amortization of, or rents for, the improvement in or to the Common Areas and equipment used in operation of Common Areas, wages, workmen's compensation, unemployment taxes and Social Security taxes, management, and administrative costs equal to ten percent (10%) of all other Common Areas Costs. Landlord agrees to provide a cap on any increase in controllable Common Area Costs equal to three percent (3%) per annum. For purposes of this Section, controllable Common Area Costs include, but are not limited to, real estate taxes, insurance, utility costs, and snow and ice removal.

Notwithstanding the above, Common Area Costs shall not include marketing fees and rental commissions, costs and legal fees in connection with Landlord's financing of the Premises, negotiation and preparation of leases, and any disputes with tenants, franchise or income taxes imposed upon Landlord, accounting fees attributable to the operation of the Leased Premises, the cost of painting, repainting, decorating or redecorating for any tenant, any work required in the Work Letter referred to in Exhibit "C" (or repairs to any work not completed in a good and workmanlike manner free from defects), any penalties or fines assessed against Landlord, interest, base rent or any other payment required under the terms of any mortgage, ground lease or deed of trust now or hereafter constituting a lien against the Premises, costs of services or labor provided solely and directly to specific tenants at the Building, overhead costs, wages, salaries, benefits or fees paid to administrative or executive personnel of Landlord (except for the property management fees hereinafter permitted), general or special assessments levied against the Landlord for public improvements which are not currently due, depreciation costs, costs associated with the transfer of all or part of the Building, any expenses for which Landlord received payment from another source, the costs for complying with environmental laws unless resulting from the Tenant's use of the Leased Premises, expenses for the maintenance of the structure, foundation and roof of the Building (other than routine cleaning) and capital improvements (except as hereinafter permitted). Landlord may charge as Additional Rent (i) capital improvements required by governmental law, ordinance, rule or regulation which was not applicable to the Building or Premises on the Commencement Date, (ii) capital improvements which are repairs or replacements of existing improvements for the structure, foundation and roof of the Building, and (iii) capital improvements which are reasonably intended to reduce any component costs included within operating expenses but only to the extent of the estimated savings. Any permitted capital expenditures shall be included in Additional Rent only to the extent any such costs (excluding interest) are attributable, on a straight-line

amortization or depreciation, as the case may be, based upon the useful life of such capital improvement to the remaining portion of the Term of the Lease, or any renewal thereof.

Section 5.04. Employee Parking. If Landlord so designates, Tenant and Tenant's employees shall park their cars only in those portions of the parking areas designated for that purpose by Landlord. Landlord shall provide one (1) reserved parking space to be designated for Tenant parking only directly south of the Leased Premises.

ARTICLE VI

TAXES

Section 6.01. Taxes. Landlord will pay all Real Property Taxes (as hereinafter defined) which may be levied or assessed by any lawful authority against the land and improvements of the Shopping Center. Tenant agrees to reimburse Landlord for its proportionate share of such Real Property Taxes as provided in Article XIV of this Lease. A tax bill submitted by Landlord to Tenant shall be sufficient evidence of the amount of taxes assessed or levied against the land and improvements of the Shopping Center. For purposes of this Article, the term "Real Property Taxes" shall include (i) the usual real property taxes; (ii) any taxes which shall be levied in lieu of any such usual real property taxes; (iii) any special assessments levied upon the Shopping Center; and (iv) the expense of contesting the amount or validity of any such taxes, charges or assessments, such expense to be applicable to the period of the item contested.

Section 6.02. Substitute Tax. If due to a change in the method of taxation, a tax and/or assessment upon or against the rentals payable hereunder by Tenant to Landlord is imposed either by way of substitution for the Real Property Taxes levied or assessed against such land and such buildings, or in addition thereto, or an income or franchise tax in substitution for the Real Property Taxes levied against such land and buildings is imposed, such taxes and/or assessments shall be deemed to constitute a tax and/or assessment against such land and such buildings and shall be included in the term Real Property Taxes for the purpose of this Article VI.

Section 6.03. Taxes on Tenant's Business and Property. Tenant shall pay and discharge when due all taxes and charges imposed upon the conduct of its business in the Leased Premises and all property taxes imposed upon its fixtures, equipment, merchandise, and other personal property on the Leased Premises.

ARTICLE VII

USE OF LEASED PREMISES

Section 7.01. Permissible Use and Exclusive. The Leased Premises shall be continuously occupied and used solely for the purpose of conducting the business of a design center, finance division and general office and retail uses related to the support of Tenant's residential development business and for no other purpose without Landlord's prior written consent. Landlord agrees that during the Term of this Lease, so long as Tenant is not in default as defined herein, no other occupant within the Shopping Center shall conduct business as a home builder or mortgage company as their primary source of revenue.

Section 7.02. Opening for Business. Tenant shall proceed with due diligence to open for business on the Leased Premises on or prior to the Rental Commencement Date and shall thereafter

continuously, actively, and diligently operate its business on the whole of the Leased Premises in a reputable manner throughout the Lease Term unless prevented from so doing by fire, strikes, or other contingencies beyond Tenant's control. As used in this Lease, the term "Regular Business Hours" shall mean 9:00 A.M. to 4:00 P.M. Monday through Thursday, or other business hours as may be determined by Tenant with Landlord's reasonable consent.

Section 7.03. Operation of Business. Tenant covenants and agrees that:

(a) Tenant shall not conduct any auction, fire sale, or bankruptcy sale on or about the Leased Premises without the prior written consent of Landlord;

(b) Tenant shall not vacate or abandon the Leased Premises, allow any waste, damage, floor overload or nuisance on the Leased Premises, or use or permit the use of the Leased Premises for any unlawful purpose;

(c) Tenant shall keep the Leased Premises in a careful, safe, clean, and proper manner and condition in accordance with all directions, rules, and regulations of the health, fire, building, and other offices and governmental agencies having jurisdiction over the Leased Premises, and shall comply with all laws, ordinances, rules, regulations, orders, and decrees of any governmental entity or personnel now or hereafter affecting or relating to the Leased Premises or the use thereof;

(d) Tenant shall not display merchandise outside the Leased Premises nor in any manner obstruct the sidewalks or other areas adjacent to the Leased Premises nor burn or place outside the Leased Premises garbage, trash, merchandise containers, or other incidentals to Tenant's business;

(e) Tenant shall store all refuse in proper and fireproof containers in areas which may be designated by Landlord;

(f) Tenant shall not use, or permit the use of, loud speakers, radios or other devices in a manner so as to be heard or seen outside the Leased Premises without the prior written consent of Landlord;

(g) Tenant shall load and unload all merchandise, supplies, fixtures, equipment, and furniture and cause the collection of rubbish only through such doors as may be reasonably designated by Landlord;

(h) Tenant shall not place or permit to be placed or maintained in or on any portion of the Shopping Center outside the Leased Premises, including, but not limited to, any exterior doors, walls, roof, or windows of the building constituting part of the Leased Premises, any sign, awning, or canopy or other advertising matter and shall not place or permit to be placed or maintained any decoration, lettering, or advertising matter on the glass or any window or door of the Leased Premises without Landlord's prior written approval, such approval being based on but not limited to the items set forth in the Shopping Center Sign Criteria set forth in the attached Exhibit "F" which is incorporated herein by reference (the "Sign Criteria"); and Tenant shall maintain any such approved signs, decorations, lettering, or advertising matter in good condition, appearance, and repair and in accordance with the Sign Criteria at all times;

(i) Tenant shall comply with all other reasonable rules and regulations established by Landlord from time to time with regard to the operation of the Shopping Center;

(j) Tenant shall not use the plumbing facilities for any purpose other than for which such facilities were constructed, and no foreign substance of any kind shall be placed therein, and the expense of any breakage, stoppage, or damage resulting from a violation of this provision shall be borne by Tenant;

(k) Tenant shall not make, paint, drill, or in any way deface any walls, ceilings, partitions, floors, wood, stone, or ironwork, without the written consent of the Landlord for work over the amount of Five Thousand Dollars ($5,000.00), which consent may not be unreasonably withheld;

(l) Tenant shall not unreasonably interfere with the use of the Common Areas by Landlord or others entitled to the use thereof;

(m) Tenant shall neither solicit business in the Common Areas nor distribute any handbills or other advertising matter in the Common Areas;

(n) Tenant shall use its best efforts to cause its agents, employees, customers, invitees, licensees, and concessionaires to comply with the covenants and agreements of this Section and with the rules and regulations from time to time established by Landlord for the benefit of the Shopping Center.

Section 7.04. Hazardous Substances. Tenant shall place no underground storage tanks of any kind on the Leased Premises and shall not place or use tanks, drums or other containers of any kind on the Leased Premises, the contents of which are unknown to Landlord and Tenant shall not engage in any activities involving the use, treatment, transportation, generation, storage or disposal of any Hazardous Substances in hazardous quantities and no Hazardous Substances in hazardous quantities shall be released on the Leased Premises by Tenant. The Term "Hazardous Substances" means any hazardous or toxic substance regulated by any federal, state or local statute or regulation, including but not limited to the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act and the Toxic Substance Control Act, or by any federal, state or local governmental agencies having jurisdiction over the control of any such substance including but not limited to the United States Environmental Protection Agency. Landlord, to the best of its knowledge, represents and warrants that there are no Hazardous Substances on or about the Shopping Center.

ARTICLE VIII

UTILITIES, HEATING, AND COOLING

Section 8.01. Utilities. Utilities for the Leased Premises shall be installed, maintained, and paid for as follows:

(a) Landlord has installed all utility connections to the Leased Premises and Tenant accepts same in its "as-is" condition. Further, if Landlord determines that Tenant is a substantial user of any utilities which are not separately metered, Landlord may install sub-meters for such utilities at its sole cost and expense.

(b) Landlord shall maintain all utility conduits, piping, conductor, and the like which serve the Leased Premises and which are located off the Leased Premises. Tenant shall pay to Landlord Tenant's pro rata share of all costs and expenses, except for the cost of installation, paid or incurred by Landlord in maintaining such utilities off the Leased Premises, as provided in Article XIV of this Lease.

(c) Commencing on the Commencement Date, Tenant, at Tenant's sole cost and expense, shall maintain all utility conduits, piping, conductors, and the like located on the Leased Premises and shall pay for utilities as follows:

(i) Utilities which are metered or sub-metered at Leased Premises shall be paid by Tenant on a usage basis as metered, and

(ii) Utilities which are not metered or sub-metered at the Leased Premises shall be paid by the Tenant on a pro rata basis as specified in Article XIV of this Lease.

Section 8.02. Discontinuance of Services. Landlord, unless caused by Landlord's willful misconduct, shall under no circumstances be liable to Tenant in damages or otherwise for any interruption in service of water, electricity, heating, air conditioning, or other utilities and services caused by an unavoidable delay, by the making of any necessary repairs or improvements, or by any cause beyond Landlord's reasonable control, or by discontinuance as provided in the preceding sentence of this Section.

ARTICLE IX

MAINTENANCE AND ALTERATIONS

Section 9.01. Landlord's Obligations. Landlord shall keep in good repair the utility systems serving the Common Areas. Landlord shall not be responsible for the maintenance, operation, or replacement of the heating and air conditioning systems serving the Leased Premises, the maintenance, operation, and repair of which shall be the sole responsibility of Tenant; provided, however, that if such systems serve more than one tenant in the Shopping Center, Landlord shall cause such maintenance, operation, and repair to occur and shall bill each tenant served by such systems for their pro rata share of the costs, which shall be paid as provided in Section 4.07. Landlord shall also keep in good repair the foundation, structural parts, outer walls (except the interior faces thereof), downspouts, gutters, and roof of the building in which the Leased Premises are located. Landlord shall not, however, be responsible for making any such repairs occasioned by the willful or negligent act of Tenant, its agent, employee, contractor, servant, customers, invitee, licensee, assignee, lessee, or concessionaire, and Tenant shall promptly make any such repairs at its sole cost and expense. Landlord shall not be called upon to make any other improvements or repairs of any kind upon the Leased Premises.

Section 9.02. Tenant's Obligations. Tenant shall not suffer or permit any injury to the Leased Premises and, except as provided in the foregoing Section 9.01, Tenant shall keep and maintain the Leased Premises and every part thereof (including, but not limited to, the exterior and interior portions of all doors and other entrances, door checks and closures, security gates, windows, glass, signage, interior and exterior electrical, heating, ventilating, air conditioning, plumbing, sewage, and other mechanical and utility equipment and systems, fixtures, interior walls, floors, and floor coverings, and ceiling all located in or exclusively serving the Leased Premises) in good order, condition, and repair. Without limiting the generality of the foregoing, Tenant shall have in full force and effect during the term of this Lease, a qualified service contract for Tenant's HVAC system requiring Tenant to have the system serviced every ninety (90) days and shall be responsible for any and all maintenance, replacement, or repairs to such equipment and systems except as otherwise expressly provided in foregoing Section 9.01. Tenant shall replace any glass and windows and doors (including any frames, retaining members, and appurtenances thereto) in the Leased Premises which may be broken or damaged. Notwithstanding any provision herein to the contrary, Tenant shall not be responsible for making any repairs occasioned by any willful act or negligence of Landlord or its employees or agents, which repairs shall be made by Landlord at its sole

cost and expense. Tenant shall immediately notify Landlord of any damage, injury, or disrepair of any part of the Leased Premises known to Tenant. Additionally, Landlord shall assign to Tenant the manufacturer's warranty that accompanies the new HVAC unit to be installed at the Leased Premises.

Section 9.03. Alterations and Additions. Tenant shall make no alterations or additions to any part of the Leased Premises without the prior written consent of Landlord except the leasehold improvements which Tenant is expressly entitled to make in accordance with Section 3.02 herein. All such alterations and additions to the Leased Premises shall be made in accordance with all applicable laws, and shall remain for the benefit of Landlord, provided, however, that Landlord may elect by written notice to Tenant to require that Tenant, at its expense, remove on or before fifteen (15) days after expiration or earlier termination of this Lease all or a portion of the alternations or additions made by Tenant and repair any damage to the Leased Premises caused by such removal. Tenant's obligations under this Section shall survive the expiration or earlier termination of this Lease.

Section 9.04. Mechanic's Liens. Tenant shall not suffer or give cause for the filing of any mechanic's lien against the Leased Premises. In the event any mechanic's lien is filed against the Leased Premises or any part thereof for work claimed to have been done for, or material claimed to have been furnished to the Tenant, Tenant shall cause such mechanic's lien to be discharged of record within thirty (30) days after filing or, alternatively, Tenant shall furnish to Landlord (or any other entity designated by Landlord) within such thirty (30) day period, a bond or other assurances reasonably acceptable to Landlord that such claimed indebtedness as finally determined will be paid by Tenant. Tenant shall indemnify and save harmless Landlord from all costs, losses, expenses, and attorney's fees in connection with any such mechanic's lien.

ARTICLE X

INDEMNIFICATION AND INSURANCE

Section 10.01. Indemnification. Tenant assumes all risks and responsibilities for accidents, injuries, or damages to persons or property (other than as provided in Section 10.02 with respect to damage by fire and casualty), and agrees to indemnify and hold harmless Landlord from any and all claims, liabilities, losses, costs, and expenses (including attorneys' fees), arising from or in connection with the condition, use, or control of the Leased Premises and any improvements thereon during the Lease Term.

Section 10.02. Insurance-Landlord. Landlord shall maintain public liability insurance against damage to persons and property in the Common Areas in amounts not less than Tenant is required to maintain pursuant to Section 10.04 and shall agree to hold the Tenant harmless for all liabilities covered by this insurance. Landlord shall carry, during the Lease Term, special form or all risk coverage insurance on all buildings in the Shopping Center for at least their full insurable value. Tenant shall not be liable to Landlord for any damage by fire or other casualty with respect to the Leased Premises and the Shopping Center, it being understood that Landlord will look solely to its insurers for reimbursement of any losses required to be insured against hereunder. Landlord shall also maintain business interruption insurance and/or loss of "rental value" insurance in such amounts as Landlord shall reasonably deem necessary. Tenant agrees to reimburse Landlord for its proportionate share of the Insurance Premiums for all such insurance, as provided in Article XIV.

Section 10.03. Increase in Insurance Rates. If Tenant uses or permits the use of the Leased Premises or any part thereof in any manner so as to increase the cost of insurance to Landlord over and above the normal rates from time to time applicable to the Leased Premises for use for the purpose

permitted under this Lease, Tenant shall pay to Landlord upon demand any such increase in the premiums for such insurance whether or not Landlord has consented to such use.

Section 10.04. Insurance-Tenant. Tenant shall, during the Lease Term, keep in full force and effect policies of public liability insurance (with contractual liability endorsement covering the matters set forth in Section 10.01 above), in companies and in a form acceptable to Landlord with respect to the Leased Premises and the business operated by Tenant and/or any subtenants of Tenant in the Leased Premises, in which both Landlord and Tenant shall be named as parties covered thereby, and in which limits of liability for injury or death to any one person shall be in an amount of not less than Two Million Dollars ($2,000,000.00), and for injury or death of more than one person in any one accident in an amount of not less than One Million Dollars ($1,000,000.00), and for damage to property in an amount of not less than Two Hundred Fifty Thousand Dollars ($250,000.00). Tenant shall, at its own expense, also keep in full force and effect policies of plate glass insurance, if plate glass is a part of Leased Premises, and fire and extended coverage, vandalism, malicious mischief and special extended coverage insurance in any amount adequate to cover the cost or replacement of all alterations, changes, decorations, additions, fixtures, and other improvements in the Leased Premises in the event of a loss, in companies, and in form acceptable to Landlord. Said companies to be rated as "A-" or better by the A.M. Best Company. The insurance which Tenant agrees to carry in this Section shall insure the full insurable value of all such improvements installed in the Leased Premises, on a reproduction cost basis, whether the same have been paid for entirely or partially by Tenant. Landlord and other tenants and occupants shall not be liable for any damage by fire or other casualty with respect to such improvements, no matter how caused, it being understood that Tenant will look solely to its insurers for reimbursement. All insurance provided by Tenant as required in this Section 10.04 shall be carried in favor of Landlord and Tenant, as their respective interests may appear. Tenant shall upon request furnish Landlord with certificates of insurance, and all such insurance shall carry a provision providing that it will not be subject to cancellation, termination, or change except after at least thirty (30) days prior written notice to Landlord. If Tenant fails to comply with the above requirements, Landlord may obtain such insurance and keep same in effect, and Tenant shall pay Landlord all premium costs thereof upon demand.

Section 10.05. Waiver of Claims. Landlord and Tenant shall not be liable for, and each hereby waives all claims against the other for, any injuries, damages (including, but not limited to, consequential damages) or losses, of or to person, property, or otherwise, sustained by Landlord and Tenant; provided, however, that this shall not waive Landlord's or Tenant's claims for contract damages resulting from breach of this Lease.

Section 10.06. Tenant's Property. All property of Tenant kept or stored in, upon, or about the Leased Premises shall be so kept or stored at the sole risk of Tenant and Tenant shall hold Landlord harmless from any claims, costs, or expenses, including attorney's fees arising out of damage thereof.

Section 10.07. Waiver of Subrogation. In addition to any other waiver herein, Landlord and Tenant each hereby waive any claim against the other for any loss resulting from any cause, including the negligence of the other, to the extent of the insurance proceeds available therefore. All insurance policies maintained by the Landlord or Tenant as provided in this Article X shall contain an agreement by the insurer waiving the insurer's right of subrogation against the other party to this Lease or agreeing not to acquire any rights of recovery which the insured has expressly waived prior to loss. Each of the parties hereto agrees that if the provision waiving subrogation in any of such policies of insurance requires that notice of such waiver be served upon the insurer, such notice shall be promptly served by the party obtaining such insurance.

Section 10.08. Liability of Tenant for Damages to Leased Premises. Notwithstanding any language to the contrary foregoing, Tenant agrees, at Tenant's own cost and expense, to repair or replace, using contractors approved by Landlord, any damage or injury done to the Shopping Center, or any part thereof including the Leased Premises, caused by Tenant or Tenant's agents, employees; provided, however, that if Tenant fails to make such repairs or replacements promptly after notice, Landlord may, at its option, make such repairs or replacements and Tenant shall repay the cost thereof to Landlord on demand. In the event said damages or injuries are covered by the insurance required to be procured and maintained by the Landlord per the terms of this Lease, Tenant shall immediately upon demand reimburse Landlord for any out of pocket expenses or costs it may have related said damages or injuries including, but not limited to, any deductible related to an insurance claim related said damages or injuries it being the intent of the parties that the Landlord be completely protected and indemnified by Tenant and applicable insurance for and against damage or injury done to the Shopping Center, or any part thereof including the Leased Premises, caused by Tenant or Tenant's agents, employees.

ARTICLE XI

FIRE AND CASUALTY

If the Leased Premises become partially or totally destroyed by fire or other casualty insurable under full standard extended risk insurance, so as to become partially or totally untenantable, the same shall be repaired or replaced at the expense of Landlord. However, if more than fifty percent (50%) of the gross leasable area of the building in which the Leased Premises are located shall be destroyed or so damaged by fire or other casualty as to become wholly untenantable, then Landlord may rebuild or put the building in good condition and fit for occupancy within a reasonable time after such destruction or damage, or it may give notice in writing to Tenant terminating the Lease. Within sixty (60) days after such casualty, Landlord shall either give Tenant notice of its intention to repair or rebuild or shall give Tenant notice of its intention to terminate the Lease. In the event the Leased Premises become wholly untenantable due to fire damage or other casualty as described above, Tenant shall have the right to terminate this Lease provided that Tenant shall be deemed to have waived or not elected said right to terminate unless it provides to Landlord a written notice of said termination within sixty (60) days subsequent to the event of fire or other casualty that rendered the Leased Premises wholly untenantable. Any proceeds from the fire and extended coverage insurance not utilized by Landlord in restoring the Leased Premises shall be and remain the sole property of Landlord. Minimum Rent shall proportionately abate during the time that the Leased Premises or any part is unusable by reason of any such damage thereto.

ARTICLE XII

EMINENT DOMAIN

In the event that all or a part of the Leased Premises is taken or condemned for public or quasi-public use under any statue or by the right of eminent domain, or that, in lieu thereof, all or a part of the Leased Premises is sold to a public or quasi-public body under threat of condemnation, and such taking, condemnation, or sale renders of the Leased Premises unsuitable for operation of the Tenant's business therein, this Lease shall terminate on the date possession of all or such part of the Leased Premises is transferred to the condemning authority. All rent shall be paid up to the date of transfer of possession to the condemning authority, and all compensation awarded or paid for taking or sale in lieu thereof shall belong to and be the sole property of Landlord, and Tenant shall have no claim against Landlord for the value of any unexpired portion of the Lease Term; provided, however, that Tenant shall be entitled to any award expressly made to Tenant for Tenant's interest in the Leased, loss of business, or depreciation to

and cost of removal of stock and fixtures so long as such award shall not reduce the compensation paid or awarded to Landlord. In the event that only a portion of the Leased Premises is taken or condemned and such taking does not materially affect the business of Tenant, Tenant shall be entitled to a proportionate abatement of Minimum Rent but shall not be entitled to any award or payment made for such taking.

ARTICLE XIII

DEFAULT AND REMEDIES

Section 13.01. Events of Default. Each of the following shall be deemed a default by Tenant:

(a) Tenant's failure to pay rent (including Minimum Rent and Additional Rent) as herein provided when due and the failure continues for five (5) days after written notice by Landlord to Tenant of said failiure;

(b) Tenant's failure to perform or observe any other terms, conditions, or covenants of this Lease to be performed or observed by Tenant and the failure continues for thirty (30) days after written notice thereof is given Tenant by Landlord;

(c) Any change or modification in the use of the Leased Premises as set forth in Section 7.01 or any substantial change in the quality or character of such use if such change adversely affects the Shopping Center, as solely determined by Landlord and the change or modification continues for thirty (30) days after written notice thereof is given Tenant by Landlord;

(d) Tenant's vacation or abandonment of the Leased Premises or any failure to keep the Leased Premises open for business as provided in Section 7.02 provided that this sub-section shall not apply where the Leased Premises have been vacated or abandoned for reasons of a casualty event or remodeling;

(e) The sale of Tenant's leasehold interest hereunder pursuant to execution;

(f) The adjudication of Tenant as a bankrupt;

(g) The making by Tenant of a general assignment for the benefit of creditors;

(h) The appointment of a receiver in equity for Tenant's property if such appointment is not vacated or otherwise terminated within sixty (60) days from the date of such appointment;

(i) The appointment of a trustee, custodian, or receiver for Tenant's property in a reorganization, arrangement, or other bankruptcy proceeding if such appointment is not vacated or set aside within sixty (60) days from the date of such appointment;

(j) Tenant's filing of a voluntary petition in bankruptcy or for reorganization or arrangement. However, Tenant shall not be in default if Tenant continues to meet his monthly rental obligations, remains open for business in a continuous manner as provided for in this Lease, and does not extend any provisions calling for the re-affirmation of this Lease under any bankruptcy proceedings; or

(k) Tenant's filing of an answer admitting bankruptcy or agreeing to reorganization or arrangement. However, Tenant shall not be in default if Tenant continues to meet his monthly rental

obligations, remains open for business in a continuous manner as provided for in this Lease, and does not extend any provisions calling for the re-affirmation of this Lease under any bankruptcy proceedings; or

(l) Dissolution or, if Tenant is a corporation, other termination of Tenant's corporate charter.

Section 13.02. Landlord's Rights Upon Tenant's Default. In the event of any default provided in the foregoing Section 13.01 without any demand or notice, Landlord, in addition to any other rights or remedies at law or in equity, may:

(a) elect to terminate this Lease;

(b) in the event that Tenant has failed to perform any of its covenants under this Lease other than a covenant to pay rent, perform the covenant or covenants of Tenant which are in default (entering upon the Leased Premises for such purpose, if necessary); and Landlord's performance of any such covenant shall neither subject Landlord to liability for any loss, inconvenience, or damage to Tenant nor be construed as a waiver of Tenant's default or of any other right or remedy of Landlord in respect of such default, or as waiver of any covenant, term, or condition of this Lease; or

(c) immediately re-enter upon the Leased Premises, remove all persons and property therefrom, and store such property in a public warehouse or elsewhere at the sole cost and for the account of Tenant, without being deemed guilty of trespass or becoming liable for any loss or damage which may be occasioned thereby, and without such re-entry being deemed to terminate this Lease.

Section 13.03. Re-Letting. In the event Landlord re-enters upon the Leased Premises as provided in clause (c) or the foregoing Section 13.02 or takes possession of the Leased Premises pursuant to legal proceedings or pursuant to any notice provided for by law, Landlord may either terminate this Lease, or from time to time without terminating this Lease, make alternations and repairs reasonably necessary for the purpose of re-letting the Leased Premises and re-let the Leased Premises or any part thereof for such term or terms (which may extend beyond the term of this Lease) at such rental and upon such other terms and conditions as Landlord in its reasonable discretion deems advisable. Upon each re-letting, all rentals received from such re-letting shall be applied first to payment of costs of such alterations and repairs; second to the payment of rent and any other indebtedness due and unpaid hereunder; and the remainder, if any, shall be held by Landlord and applied in payment of future rent as it becomes due and payable hereunder. If the rentals received from such re-letting during any month are less than amounts to be paid hereunder by Tenant during that month, Tenant shall pay any such deficiency to Landlord. Such deficiency shall be calculated and paid monthly. No re-entry or taking of possessions by Landlord of the Leased Premises shall be construed as an election to terminate this Lease unless a written notice of termination is given to Tenant. Notwithstanding any re-letting without termination, Landlord may at any time thereafter elect to terminate this Lease for Tenant's previous default.

Section 13.04. Damages Upon Termination. In the event that Landlord at any time terminates this Lease for any default by Tenant, in addition to any other remedies Landlord may have, Landlord may recover from Tenant all damages Landlord may incur by reason of such default, including costs of recovering the Leased Premises, reasonable attorneys' fees, and the value at the time of such termination of the excess, if any, of the amount if rent and charges equivalent to rent reserved in this Lease for the remainder of the Leased Term over the then reasonable rental value of the Leased Premises for the remainder of the Lease Term. All such amounts shall be immediately due and payable by Tenant to Landlord. In determining the rent which would be payable by Tenant subsequent to default, the annual rental for each year of the unexpired portion of the Lease Term to the time of default, or during the

preceding two (2) full calendar years, whichever period is shorter; provided, however, that Tenant shall not be required to pay such average rent if it is required to pay twice the Minimum Rent pursuant to Section 7.02 hereof.

Section 13.05. Tenant's Remedies. If at any time during the Term of this Lease there shall be a default by Landlord in or other noncompliance with any of the duties imposed upon Landlord in this Lease, and so long as any such default continues for thirty (30) days after written notice has been sent to Landlord of such default and Landlord has not reasonably tried to cure such default within those thirty (30) days, the Tenant shall have all rights or remedies available to it at law or in equity.

Section 13.06. Indemnification Upon Default. Upon any default by Landlord or Tenant hereunder, the defaulting party shall be liable for and hereby agrees to pay any and all liabilities, losses, costs and expenses including attorneys' fees incurred by the non defaulting party as a result of such default and in exercising the non-defaulting party's rights and remedies in connection with such default.

Section 13.07. Remedies Cumulative. The remedies of Landlord and Tenant hereunder shall be cumulative, and no one of them shall be construed as exclusive or any other or of any remedy provided by law or in equity. The exercise of any one such right or remedy by the Landlord or Tenant shall not impair its standing to exercise any other such right or remedy.

ARTICLE XIV

TENANT'S PAYMENT OF PRO RATA SHARE

Section 14.01. Tenant's Pro Rata Share. Tenant shall pay as additional rent to Landlord, in the manner provided in Section 14.02 herein, Tenant's pro rata share (as defined in Section 14.02 herein) of all charges, liabilities, costs, and expenses of every kind and nature paid or incurred (including appropriate reserves) by Landlord during the Lease Term for each Lease Year or Fractional Lease Year which are attributable to or relate to the Shopping Center for the following:

(a) Common Areas Costs as described in Section 5.03;

(b) Real Property Taxes, as described in Article VI;

(c) Utilities, as described in Section 8.01;

(d) Insurance Premiums, as described in Section 10.02;

(e) Maintenance and Repairs, as described in Section 9.01.

(items (a) through (e) hereinafter referred to in the aggregate as "Operating Costs").

Section 14.02. Calculation and Payment. Tenant's pro-rata share of the Operating Costs shall be that portion of such Operating Costs which the Gross Leasable Area of the Leased Premises bears to the total gross leasable area in the Shopping Center. Tenant shall pay on a monthly basis its pro rata share of the Operating Costs for each Lease Year or Fractional Lease Year during the calendar month, in advance, in an amount estimated by the Landlord as provided in this Section. Landlord's estimate shall be made on the basis of the most recent Annual Operating Cost Statement, if available, adjusted to reflect reasonably anticipated increases or decreases of Operating Costs. An Annual Operation Cost Statement prepared by Landlord in accordance with generally accepted accounting principles shall be provided by

Landlord to Tenant not later than March 1 of each calendar year setting forth in reasonable detail the actual Operating Costs paid or incurred by Landlord in the next preceding twelve-month period ending December 31 and thereupon there shall be an adjustment between Landlord and Tenant with Tenant's payment to Landlord or repayment by Landlord as may be required to the end that Landlord shall receive the entire amount of Tenant's pro rata share of such Operating Costs and not more. The dates of any such statements may, at the option of the Landlord, be subject to change.

If Tenant does not agree with Landlord's statement, then Tenant shall have the right, if written notice is given to Landlord not later than thirty (30) days following receipt of such statement by Tenant, and Landlord and Tenant are unable to resolve such disagreement by negotiation, to cause an audit to be made of Landlord's records concerning Operating Costs by an independent certified public accountant designated by Landlord from a list of not less than three (3) such accountants provided by Tenant, at the expense of Tenant, unless such audit discloses an error in excess of five percent (5%) in the computation of Common Area Costs, in which event such audit shall be at the expense of Landlord provided that Landlord's liability herein for paying the expense of said audit shall be limited to the lesser of the amount of the error or Three Thousand Two Hundred Fifty Dollars ($3250.00). The results of such audit shall be binding upon Landlord and Tenant.

ARTICLE XV

ACCESS TO LEASED PREMISES

Tenant shall permit Landlord and its agents to enter upon the Leased Premises at all reasonable times, with twenty-four hour notice, (unless in case of an emergency) to inspect and examine the Leased Premises, to show the Leased Premises to prospective purchasers, mortgagees, or tenants, or to make such repairs, including the bringing of materials and equipment that Landlord may deem necessary or which the Tenant has agreed herein but failed to make without any such act constituting any eviction of Tenant in whole or in part, without rent in any manner abating while such repairs are being made by reason of loss or interruption of Tenant's business in the Leased Premises, and without responsibility for any loss or damage to Tenant's property or business other than such loss or damage resulting from the negligence or willful misconduct of Landlord, its agents, employees, or contractors. If Tenant is not present to open and permit an entry by Landlord into the Leased Premises at any time when entry therein is necessary because of an emergency, Landlord or its agents may forcible enter the Leased Premises without rendering Landlord or its agents liable therefor and without in any manner affecting the obligations and covenants under this Lease, provided that Landlord shall repair any damage occasioned thereby. Landlord's foregoing right of entry shall not be construed to impose upon Landlord any obligation or liability whatsoever for the maintenance or repair of the Leased Premises except as expressly provided in this Lease.

ARTICLE XVI

LIMITATION OF LANDLORD'S LIABILITY

Tenant agrees that Tenant shall look solely to Landlord's interests in and to the Shopping Center, subject to prior rights of any mortgagee of the Shopping Center, for solicitation of any judgment (or other judicial process) requiring payment of money by Landlord in the event of default or breach by Landlord of any of the covenants, terms or conditions of this Lease to be observed or performed by Landlord, and that no other assets of Landlord shall be subject to levy, execution, or of the process for satisfaction of Tenant's remedies. The term "Landlord", as used in this Lease in relation to covenants, agreements, and conditions to be observed and performed by Landlord, shall be limited to mean and include only the

owner or owners from time to time of Landlord's interest in this Lease. In the event of any transfer or transfers of such interest (except a transfer for security), Landlord named herein (or the transferor, in the case of a subsequent transfer) shall, after the date of such transfer, be released from all personal liability for performance of any covenant, agreement, and conditions shall bind Landlord, its successors and assigns, only during and in respect of their respective successive periods of ownership.

ARTICLE XVII

MISCELLANEOUS

Section 17.01. Security Deposit and Security Interest. Intentionally Omitted.

Section 17.02. Assignment and Subletting. Tenant shall not assign this Lease or sublet the whole or any part of the Leased Premises, or permit any other persons, including concessionaires or licensees, to occupy the same without the prior written consent of Landlord, which consent shall not be unreasonably withheld, conditioned, or delayed. Such consent shall not be implied from references in this Lease to assignees, sublessees, concessionaires, or licensees. The consent by Landlord to any assignment or subletting shall not constitute a waiver of the requirement for such consent to any subsequent assignment or subletting. Any such assignment or subletting, even with the consent of Landlord, shall not relieve Tenant from liability for payment of rent or other sums herein provided or from the performance of any other obligations under this Lease. The acceptance of rent from any other person shall not be deemed to be a waiver of any of the provisions of this Lease or to be considered consent to the assignment of this Lease or the subletting of the Leased Premises. Any transfer of this Lease by operation of law including, but not limited to, a transfer as a result of a merger, consolidation, or liquidation of Tenant (if Tenant is a corporation) shall constitute an assignment for purposes of this Lease.

An assignment, in the case of a corporation, shall be deemed to include any sale or transfer, whether by operation of law or otherwise, of greater than thirty percent (30%) of the outstanding shares of the corporation or in the event the present shareholder shall, singly or collectively, cease to own, directly or indirectly, the controlling interest in the voting shares of Tenant. An assignment in the case of a partnership shall be deemed to include any sale, transfer, assignment, or pledge which has the effect that the present partners shall, singly or collectively, cease to own, directly or indirectly, the controlling interest or a majority of the partnership interests in Tenant.

Without in any way limiting Landlord's right to refuse to give consent to any assignment of subletting of this Lease, Landlord reserves the right to refuse to give such consent if in Landlord's reasonable discretion and opinion the proposed use of the Leased Premises or quality of merchandising operation in the Leased Premises is or may be in any way adversely affected, or if the financial worth of the proposed next occupant is less than that of Tenant. Tenant agrees to reimburse Landlord for reasonable accounting and attorneys' fees, not to exceed Five Hundred Dollars ($500.00, incurred in conjunction with the processing and documentation of any such requested transfer, assignment, subletting, licensing, or concession agreement, change of ownership or hypothecation of this Lease or Tenant's interest in and to the Leased Premises.

Section 17.03. Estoppel Certificates. Prior to opening the Leased Premises for business, Tenant shall deliver to Landlord a written statement (said statement attached hereto as **Exhibit E**) in recordable form certifying that Landlord has completed construction of the improvements constituting part of the Leased Premises in accordance with its obligations contained herein, that Tenant has accepted possession of the Leased Premises, that this Lease is in full force and effect and has not been assigned, modified,

supplemented, or amended, and indicating the Commencement Date and the dates to which the Minimum Rent and other charges have been paid in advances, if any. At any time and from time to time, Tenant agrees, within ten (10) days of any request in writing from Landlord, to execute, acknowledge, and deliver to Landlord a statement in writing certifying, if this be the fact, that this lease is unmodified, in full force and effect, and there are no defenses or offsets thereto (or if there have been modifications, that the same is in full force and effect as modified and stating the modifications) and the dates to which the Minimum Rent and any other additional rentals have been paid.

Section 17.04. Subordination and Attornment. Tenant shall upon Landlord's request subordinate this Lease to the lien of any mortgage now or hereafter placed upon Landlord's interest in the Leased Premises or upon any buildings hereafter placed upon the land of which the Leased Premises form a part. In addition, upon the request of Landlord, Tenant will subordinate its rights hereunder to the lien of any mortgage or mortgages or the lien or security interest from any other method of financing or refinancing (hereafter collectively referred to as "Mortgage") now or hereafter against the land, Landlord's interest therein, or the Leased Premises and the buildings now or thereafter built or to be built in the Shopping Center, and to all renewals, modifications, replacements, consolidations, and extensions thereof. Tenant shall execute and deliver, upon demand, such further instrument or instruments subordinating this Lease to the lien of any such Mortgage provided any subordinating shall be upon the express condition that this Lease and any extension or renewal thereof shall remain in full force and effect during the term of the Lease, notwithstanding any default in the payment and performance of such mortgage and notwithstanding any foreclosure proceedings with respects thereto, providing however, that Tenant shall perform all of the terms, covenants, and conditions of this Lease by it undertaken to be performed. Tenant shall, in the event that any proceedings are brought for the foreclosure of any Mortgage made by Landlord covering that Leased Premises, attorn to the purchaser upon such foreclosure and recognize such purchaser as Landlord under this Lease.

Section 17.05. Covenant of Quiet Enjoyment. Landlord agrees that if Tenant performs all the covenants and agreements herein provided to be performed by Tenant, Tenant shall, at all times during the Lease Term, have the peaceable and quiet enjoyment of possession of the Leased Premises without any manner of hindrance from Landlord or any persons claiming under Landlord. This Lease does not guarantee a continuance of light and air over the Leased Premises or any property adjoining the Leased Premises.

Section 17.06. Accord and Satisfaction. No payment by Tenant or receipt by Landlord of a lesser amount than the rent herein stipulated shall be deemed to be other than on account of the earliest stipulated rent; nor shall any endorsement or statement on the check or letter accompanying any check or payment as rent be deemed an accord and satisfaction, and Landlord may accept any such check or payment without prejudice to Landlord's right to recover the balance of such rent or to pursue any other remedy provided in this Lease.

Section 17.07. No Option. The submission of this Lease for examination by Tenant shall not constitute a reservation of or option for the Leased Premises. This Lease shall become effective as Lease only upon execution and delivery thereof by Landlord and Tenant.

Section 17.08. Memorandum of Lease. The parties hereto shall not record this Lease, but each party shall execute upon request of the other a "Memorandum of Lease" suitable for recording.

Section 17.09. Relationship of Parties. Nothing contained herein, including, but not limited to, the method of computing rent, shall be deemed or construed by the parties hereto, or by any third party,

as creating between the parties hereto the relationship of principal an agent, partnership, joint venture, or any relationship other than the relationship of Landlord and Tenant.

Section 17.10. Waivers. No waivers of any covenant or condition or the breach of any covenant or condition of this Lease shall be deemed to constitute a waiver of any subsequent breach of such covenant or condition, nor justify or authorize a non-observance upon any occasion of such covenant or condition or any other covenant or condition, nor shall the acceptance of rent by Landlord at any time when Tenant is in default of any covenant or condition be construed as a waiver of such default or Landlord's right to terminate this Lease on account of such default.

Section 17.11. Severability. The invalidity or unenforceability of any particular provision of this Lease shall not affect the other provisions, and this Lease shall be construed in all respects as if such invalid or unenforceable provision had not been contained herein.

Section 17.12. Benefit of Persons Affected. This Lease and all of the terms and provisions hereof shall inure to the benefit of and be binding upon, the respective heirs, executors, administrators, successors and assigns of Landlord and Tenant except as otherwise expressly provided herein.

Section 17.13. Construction. This Lease shall be governed in accordance with the laws of the State of Indiana. Whenever in this Lease a singular word is used, it shall also include the plural wherever required by the contract and vice versa. All references in this Lease to periods of days shall be construed to refer to calendar, not business, days. The captions in this Lease are for convenience only and do not in any way limit or amplify the terms and provisions of this Lease. The exhibits hereto are incorporated by reference and made a part hereof with the same effect as if set out in full herein.

Section 17.14. Entire Agreement; Amendments. This instrument contains the entire agreement between the parties hereto with respect to the subject matter hereof. All representations, promises and prior or contemporaneous undertakings between such parties are merged into and expressed in this instrument, and any and all prior agreements between such parties are hereby canceled. The agreements contained in this instrument shall not be amended, modified, or supplemented except by a written agreement duly executed by both Landlord and Tenant.

Section 17.15. Notices. Any notice, demand, consent or waiver required or permitted to be given or served by either party to this Lease shall be in writing and shall be deemed to have been duly given if delivered in person or sent by United States certified or registered mail, return receipt requested, addressed to the other party as follows:

Landlord:	Meridian North Investments, L.P. 9333 N. Meridian Street, Suite 350 Indianapolis, IN 46260
Tenant:	Davis Homes, LLC 3755 E. 82nd Street, Suite 120 Indianapolis, IN 46240

Any party may change its address for notice from time to time by serving notice on the other party as provided above. The date of service of any notice served by mail shall be the date upon which such notice is deposited in a post office of the United States Postal Service.

Section 17.16. Counterparts. This Lease may be executed in separate counterparts, each of which when so executed shall be an original, but all of such counterparts shall together constitute one and the same instrument.

Section 17.17. Broker. Each party covenants, warrants and represents that no broker, except CB Richard Ellis and Landmark Properties, Inc. ("Broker") was instrumental in bringing about or consummating this Lease and that neither party had conversations or negotiations with any broker, except the Broker, concerning the leasing of the Leased Premises. Each party agrees to indemnify and hold harmless the other against and from any claims for any brokerage commissions and all costs, expenses and liabilities in connection therewith including, without limitation, attorneys' fees and expenses arising out of any conversations or negotiations had with any broker other than the Broker. Landlord shall pay any brokerage commissions due the Broker as per a separate agreement between Landlord and Broker.

Section 17.18. Signage. Tenant shall, at its sole cost and expense, install signage acceptable to Landlord on the western and northern exterior elevations of the Leased Premises prior to opening for business. Furthermore, Landlord agrees to grant Tenant the right, at Tenant's sole cost and expense, to install signage upon one (1) of the two (2) bottom panels of Landlord's existing tombstone sign at the 96th Street entrance to the Shopping Center. In addition, upon installation of Landlord's pylon signage to be located at the Meridian Street entrance to the Shopping Center, Landlord agrees to grant Tenant the right, at Tenant's sole cost and expense, to install signage upon said proposed pylon sign on its third (3rd) three foot by ten foot (3' x 10') panel. Tenant shall not erect any signs except in conformity with the Shopping Center Sign Criteria set forth in the attached **Exhibit "F"**.

Section 17.19. Approval and Information Required. This Lease is subject to any approval required by Nationwide Life Insurance Company ("Nationwide"). If said approval is required by Nationwide, Landlord shall submit this Lease to Nationwide within three (3) days subsequent to full execution hereof, and the response shall be provided by Nationwide within fourteen days (14) days subsequent to full execution hereof, provided Tenant shall have the right to extend said response period. Landlord reserves the right to require Tenant to submit financial information if requested by Nationwide or other lending institution.

Section 17.20. Quiet Enjoyment. Landlord hereby covenants that Tenant, upon paying the required rent and performing the covenants of this Lease, shall and may quietly have, hold and enjoy peaceful possession of the Premises during the Term. Tenant acknowledges that the Shopping Center contains a mixture of commercial uses including more than one active and busy restaurant located adjacent to or in close proximity to the Leased Premises.

Section 17.21. Landlord's Representations and Warranties. Landlord hereby represents and warrants that Landlord owns fee simple title to the Leased Premises and to the best of Landlord's knowledge there are no zoning restrictions, covenants, easements, liens or other restrictions binding upon the Premises which would prohibit or impair Tenant's use thereof as permitted and described herein. Landlord shall indemnify and hold Tenant harmless with respect to any violation of the Premises with respect to any environmental laws (unless caused by the acts of Tenant, or its employees, representatives, agents, invitees or visitors) or as a result of any hazardous materials or underground storage tanks located, stored, buried, generated into or used on, in or beneath the Premises (unless caused by the acts of Tenant, or its employees, representatives, agents, invitees or visitors).

IN WITNESS WHEREOF, the parties have executed this Lease as of the day and year first above written.

"Landlord"
Meridian North Investments, L.P.,
an Indiana Limited Partnership

By: Brian C. Pahud, President of Meridian North Acquisitions, Inc., its General Partner

"Tenant"
Davis Homes, LLC,
an Indiana limited liability company

By: ______________________

Printed: C. RICHARD DAVIS

Its: EXECUTIVE VICE PRESIDENT

STATE OF INDIANA)
) SS:
COUNTY OF MARION)

Before me, a Notary Public in and for said County and State, personally appeared Brian C. Pahud, President of Meridian North Acquisitions, Inc., the General Partner of Meridian North Investments, L.P., an Indiana Limited Partnership, who acknowledged the execution of the foregoing Lease for and on behalf of said partnership, and who, having been duly sworn, stated that any representations contained therein are true.

Witness my hand and Notarial Seal this 16 day of September 2004.

My Commission Expires: Nikki N Barton
Notary Public

July 10, 2011 Printed: NIKKI N BARTON

Resident of BOONE County.

STATE OF INDIANA)
) SS:
COUNTY OF MARION)

Before me, a Notary Public in and for said County and State, personally appeared C. Richard Davis, Exec. V.P. of Davis Homes, LLC, who acknowledged the execution of the foregoing Lease for and on behalf of said limited liability company, and who, having been duly sworn, stated that any representations contained therein are true.

Witness my hand and Notarial Seal this 16 day of SEPT 2004.

My Commission Expires: Deborah K. White
Notary Public

NOTARY PUBLIC SEAL Deborah K. White Johnson County Expires 12/7/07 STATE OF INDIANA

Printed: DEBORAH K. WHITE

Resident of JOHNSON County.

EXHIBIT A

Legal Description

Beginning at the Northeast corner of the North Half of the East Half of the Northwest Quarter of Section 14, Township 17 North, Range 3 East; thence South 00 degrees 00 minutes 00 seconds (assumed bearing) on and along the East line of said Northwest Quarter 1331.91 feet to the Southeast corner of the North Half of the East Half of said Northwest Quarter; thence South 89 degrees 09 minutes 00 seconds West on and along the south line thereof 619.54 feet to the East right-of-way line of U.S. Highway #31, as located by I.S.H.C. plans for Project F-222-8 dated 1968; thence North 00 degrees 05 minutes 00 seconds West on and along said East right-of-way line 1087.33 feet to a point that is 245.00 feet South 00 degrees 05 minutes 00 seconds East of the North line of said Northwest Quarter; thence North 89 degrees 11 minutes 30 seconds East parallel with said North line 200.00 feet; thence North 00 degrees 05 minutes 00 seconds West parallel with the East right-of-way line of said U.S. Highway #31, a distance of 245.00 feet to the North line of said Northwest Quarter; thence North 89 degrees 11 minutes 30 seconds East on and along said North line 116.47 feet to a point that is 305.00 feet South 89 degrees 11 minutes 30 seconds West of the East line of said Northwest Quarter; thence South 00 degrees 00 minutes 00 seconds parallel with said East line 245.00 feet; thence North 89 degrees 11 minutes 30 seconds East parallel with the North line of said Northwest Quarter 100.00 feet; thence North 00 degrees 00 minutes 00 seconds parallel with the East line of said Northwest Quarter 245.00 feet to the North line thereof; thence North 89 degrees 11 minutes 30 seconds East on and along said North line 205.00 feet to the Beginning Point, EXCEPT that part conveyed to the State of Indiana by deed recorded June 26, 1992 as Instrument No. 92-83938 described as follows:

A part of the North Half of the East Half of the Northwest Quarter of Section 14, Township 17 North, Range 3 East, Marion County, Indiana, described as follows:

Commencing at the Northeast corner of said Quarter Section: thence South 88 degrees 56 minutes 43 seconds West 420.77 feet (421.47 feet deduced from Instruments 84-22354 and 84-22355) along the North line of said section to the Northwest corner of the owner's land; thence South 0 degrees 20 minutes 25 seconds East 245.00 feet along the West line of the owner's land to a corner of the owner's land; thence South 88 degrees 56 minutes 43 seconds West 195.47 feet along the North line of the owner's land to the point of beginning of this description: thence South 1 degree 54 minutes 07 seconds West 135.91 feet to the East boundary of U.S.R. 31; thence North 0 degrees 20 minutes 25 seconds West 135.78 feet along the boundary of said U.S.R. 31 to the Northwest corner of the owner's land; thence North 88 degrees 56 minutes 43 seconds East 4.53 feet along the North line of the owner's land to the point of beginning.

Together with a non-exclusive easement for ingress and egress over the West 415 feet of the North 25 feet of real estate adjacent to South, as set out in easement agreement recorded February 18, 1975, as Instrument #75-7893, in the Office of the Recorder of Marion County, Indiana.

EXHIBIT B

Site Plan



96th STREET
N. MERIDIAN STREET
PROPERTY LINE
SHELL OIL COMPANY
ARBY'S
OFFICE BLDG.
KROGER
CVS PHARMACY
RETAIL
DADDY JACK'S
DAVIS HOMES
OFFICE BLDG. 9333 N. MERIDIAN STREET
OFFICE BLDG. 9311 N. MERIDIAN STREET
DETENTION POND
93rd STREET
Prepared for:
Landmark Properties
Prepared by:
MID-STATES ENGINEERING LLC
OLD PARKING COUNT-755
NEW PARKING COUNT-737
SITE PLAN
MERIDIAN NORTH
OFFICE & RETAIL CENTER
93rd - 96th N. Meridian St.
INDIANAPOLIS, INDIANA

EXHIBIT C

Landlord's Obligations

LANDLORD warrants that all work shall conform to all applicable governing codes and shall consist of the following specifications:

FLOOR
4" concrete floor slab, ready for prep and installation of tile and/or carpet.

INTERIOR DEMISING WALLS
2" x 4" metal studs covered with 5/8" fire code drywall, taped, sanded, and ready to receive finish. Fire and smoke partitions will have drywall up to underside of roof deck.

CEILING
Ceiling to be dropped 2'x4' grid with lay-in acoustical tile at existing 10' A.F.F. height or in the event Tenant desires an open ceiling concept, Landlord shall credit the cost of said grid and tile to the allowance described herein.

PLUMBING
ADA compatible restrooms (amount and location to be determined) consisting of walls ready for paint, hollow-core door, water closet, tank, sink and privacy lock hardware.

DOORS
Existing exterior doors will be re-keyed upon completion of the Leased Premises.

LIGHTING
2' x 4' lay-in fluorescent light fixtures will be installed in accordance with one (1) fixture per 75 square feet of rentable area, except where field conditions do not permit, in which event a differently sized or surface mounted fixture will be used.

ELECTRICAL
200 amp service will be provided to the Leased Premises, duplex outlets will be installed at the rate of 1 per every 12 running feet of perimeter wall. One duplex outlet will be provided in each restroom.

HEATING AND AIR CONDITIONING
Furnish and install heating, ventilation, and air conditioning (HVAC) to Leased Premises at a ratio of one (1) ton per 400 square foot of rentable area. The HVAC system shall be complete with ducts, registers and thermostats.

WINDOW SECTIONS
Landlord to install new exterior, storefront style window sections in the northwest corner of the Leased Premises consistent with the elevation attached hereto as Exhibit G.

In addition to preparing the Leased Premises in the above "white-box" condition, Landlord agrees to provide a contribution of $166,710.00 towards the construction of the Leased Premises pursuant to the mutually agreed upon plans and specifications as set forth in Section 3.2 herein. Tenant to present approved invoices for payment (or reimbursement) upon completion of the construction of the Leased Premises and Landlord's inspection of said completed work. Progress payments will be made at

ninety percent (90%) with ten percent (10%) retainage being held until completion of the Leased Premises.

EXHIBIT D

Tenant's Obligations

the construction of the Leased Premises pursuant to the mutually agreed upon plans and specifications as set forth in Section 3.2 herein.

EXHIBIT E

ESTOPPEL CERTIFICATE

RE: LEASE FROM MERIDIAN NORTH INVESTMENTS, L.P. TO THE UNDERSIGNED TENANT

To Whom It May Concern:

The undersigned, as Tenant under that certain Lease (the "Lease") dated ________________, made with Meridian North Investments, L.P., an Indiana Limited Partnership, as Landlord, does hereby certify that, pursuant to Section 17.03 of the lease, that:

1. The Lease commenced on ________________ and expires on __________________.

2. The Leased Premises under the Lease consists of approximately 11,114 square feet, located at 9401 N. Meridian Street, Indianapolis, Indiana.

3. The Leased Premises have been completed in accordance with the terms of the Lease, and the undersigned has accepted possession of said Premises, subject to any final walk through and punch list resulting therefrom, in its current and existing condition and now occupies the same.

4. The Lease requires a Security Deposit of $0.00.

5. The undersigned is required to begin paying Minimum Annual Rent on ________________ and, save only as may be required by the terms of the Lease, no Rent has been or will be paid more than thirty (30) days in advance of its due date. The next Rent payment is due on ________________.

6. As of the date hereof, there exist no defenses or offsets to enforcement of the Lease by the Landlord, and there are no defaults or breaches on the part of the Landlord under the Lease known to the undersigned.

7. The Lease is now in full force and effect and has not been amended, modified, supplemented or assigned. Complete and correct copies of the Lease and all such other agreements, if any, are attached hereto.

8. Except as expressly provided in the lease or any other agreement or document attached hereto, the undersigned does not have any right or option to renew or extend the term of the Lease, to lease other space within the shopping center of which the Leased Premises are a part, nor any right to purchase all or any part of the property of which the Leased Premised are a part.

TENANT: Davis Homes, LLC

By: ________________________________

Printed:_____________________________

Its: ________________________________

EXHIBIT F

SIGN CRITERIA

Tenant will not erect any signs except in conformity with the following policy:

A. General Sign Regulations (Applicable to all tenants in the project known as Meridian North).

1. All signs must be submitted to the office of Meridian North Investments, L.P., and approved prior to submittal to the Department of Metropolitan Development for approval. Signs not approved by both of the above will not be permitted to be erected. Signs not complying with these standards and the Sign Regulations of Marion County will not be approved. Tenants should submit three sets of prints for approval. Approval given by the owner will not relieve any tenant from compliance with all applicable sign codes as set forth by the proper governing authority.

2. Signs projecting perpendicular from the face of the building or above the roof and/or parapet coping or on the canopy roof will not be permitted. Rear delivery doors will not be permitted to be lettered. Rear wall signs will not be permitted. (See B, 4.)

3. The sign contractor must submit for approval the method of hanging all signs. It will be the contractor's responsibility to include the steel hinges, bracing, anchors, conduit, mounting grounds and electrical connections as required. The owner is to provide electrical service to a junction box in the sign area. All exterior signs are to be installed with non-rusting fasteners. All transformer raceways are to be concealed behind sign facade.

4. Flashing, moving or similar type lights, illuminated show window signs or exposed neon signs will not be permitted.

5. A tenant will, under no circumstances, erect, install, inscribe or paint any sign or advertising medium to the exterior of the demised premises or the building, including the glass surface of all windows and doors, as well as the canopy surface area.

6. No flood lights for sign illumination will be permitted.

7. Sign illumination by lighting of intermittent or varying intensity will not be permitted.

8. Very high output or high output lamps will not be permitted for sign illumination. The maximum level of illumination must not exceed one-half footcandle per one square inch of the sign.

9. Box or plaque type signs will not be permitted.

10. Insignias, logos or trademarks will not be permitted.

11. Should any tenant violate any of the above regulations and the resulting signage is not approved by the owner, then such sign must be removed forthwith by the tenant upon the request of the owner.

B. Retail Sign Regulations

1. All tenants will be allowed one canopy sign. Such sign must consist of individual illuminated letters. Upper case letters will be a maximum of 18 inches and lower case letters a maximum of 13 inches in height. The colors shall be No. 2146 Ivory with 4 inch dark bronze returns. It shall be internally illuminated with neon tubing and shall have silver trim. The face of the letters shall be plastic. Such sign shall be attached directly to the aluminum box beam at the bottom of the canopy, except those signs permitted in B-5 below.

2. The maximum sign length for each use is 80 percent of the store or building facade, except for major retail tenants, who shall be limited to a maximum of 40 feet in length. The sign will be centered on the store or building facade.

3. One exterior under canopy non-illuminated wood sign will be permitted for each use. Such under canopy sign will be suspended 12 inches from the bottom of the beams supporting the canopy and perpendicular to the building. Such signs will not exceed four feet in length and one foot in height. (Such signs will require a variance.)

4. Signs on the side or back of the building will consist of the name and address of each tenant. These signs will be restricted to two inch letters giving the name and address of the tenant painted in black on the side or rear door only.

5. There shall be exceptions to B-1 and B-2 above for major retail tenants. Major retail tenants shall be defined as a grocery store, a drug store larger than 5,000 square feet, restaurants larger than 3,500 square feet, and any other retailer larger than 8,000 square feet. Major retail tenants shall be entitled to install a wall sign on the front brick face of their leased space. A major retail tenant's wall sign may cover 300 square feet of wall space. Color deviation (from B-1) may be allowed at the discretion of the owner and the Administrator of the Division of Planning and Zoning.

Landlord shall not be responsible for the cost of refabrication of signs fabricated, ordered or constructed, that do not conform to the sign criteria or local codes and requirements. Also, Landlord will not be responsible for timely submission of signs to local agencies for approval. It will be Tenant's responsibility to submit drawings to Landlord in sufficient time to receive Landlord's comments and approvals in advance of required submission to local agencies.

It will be the Tenant's responsibility to provide these sign criteria to their sign manufacturer prior to the manufacturing of any signs.

EXHIBIT G

Exterior Window Elevations

to be attached



Southwest Elevation

SCALE 3/16" = 1'-0"



Northwest Elevation

SCALE 3/16" = 1'-0"



Southeast Elevation

SCALE 3/16" = 1'-0"

LEECH·HENSLEY·

DRAWING REVIEW DATE

BUILDING AGENCY SUBMITTAL

CONSTRUCTION BID ISSUE

REVISIONS

PRELIMINARY

Meridian North

INDIANAPOLIS, INDIANA

developed by:

Landmark Properties, Inc.

Preliminary
Ext. Elevations
Scheme #
2

Exhibit 9.1

Form of Escrow Agreement

ESCROW AGREEMENT

This ESCROW AGREEMENT (this "Agreement") is entered into as of ____________, 2005 by and among MAINSOURCE BANK, Greensburg, Indiana (the "Escrow Agent"), INDIANA SECURITIES, LLC (the "Placement Agent"), and DAVIS HOMES, LLC (the "Company").

RECITALS:

WHEREAS, the Company proposes to offer for sale a minimum of $2,650,000 and a maximum of $5,000,000 of subordinated Notes (the "Notes"), with an interest rate of ________% and a maturity of ___________, 2015 upon the terms and conditions described in the Subscription Agreement to be executed by or on behalf of subscribers for the Notes, and all as described in the offering statement on Form 1-A filed by the Company with the U.S. Securities and Exchange Commission ("SEC") on August ____, 2005, as amended at the time it shall be declared qualified by the SEC (the "Offering Statement"); and

WHEREAS, in connection with the proposed sale of such Notes, the Placement Agent has been appointed as the agent for the sale of such Notes on a "best efforts, minimum/maximum" basis pursuant to a Placement Agent Agreement between the Placement Agent and the Company (the "Agency Agreement"); and

WHEREAS, the offering period (the "Offering Period") for the Notes is scheduled to terminate sixty (60) days after the Form 1-A has been qualified by the SEC, unless extended for up to an additional thirty (30) days (such date, as extended, being referred to herein as the "Termination Date"); and

WHEREAS, under the terms of the Agency Agreement, the Company and the Placement Agent propose to establish an escrow account for the deposit of all proceeds from subscriptions for the Notes with the Escrow Agent; and

WHEREAS, the Escrow Agent desires to act as escrow agent in connection with the proposed offering of the Notes; and

WHEREAS, all capitalized terms used and not defined herein shall have the meanings ascribed to them in the Agency Agreement which, by this reference, is incorporated herein.

NOW, THEREFORE, in consideration of the mutual promises herein contained and each act done pursuant hereto, the parties hereto agree as follows:

1. **Appointment of Escrow Agent**. The Company and the Placement Agent hereby appoint the Escrow Agent to act as escrow agent hereunder, and the Escrow Agent hereby accepts such appointment, for the purpose of receiving and disbursing the proceeds from subscriptions for the Notes in accordance with the terms and conditions set forth herein. The Placement Agent shall instruct subscribers for the Notes to make checks for subscriptions payable to the "Davis Homes, LLC Escrow Account" and any checks not so payable shall be promptly returned to the Placement Agent by the Escrow Agent.

2. **Deposit of Funds**. The Placement Agent will, in accordance with the provisions of the Agency Agreement, from time to time during the Offering Period, promptly deposit within a reasonable period of time after receipt, such amounts as it receives from subscribers in payment for the Notes in an escrow account (the "Escrow Account"), which shall be known as the "Davis Homes, LLC Escrow Account" to be established for this purpose by the Escrow Agent as soon as

possible after the date hereof. Concurrently with the making of each such deposit, the Placement Agent shall deliver to the Escrow Agent and mail a copy thereof to the Company a statement setting forth the name and address of each Subscriber whose payment is then being deposited, the social security number or tax identification number of each such Subscriber, the amount received from each such Subscriber, and the aggregate principal amount and tenor of Notes that each such Subscriber has agreed to purchase. The Escrow Agent shall retain such statements throughout the term of this Agreement.

3. **Investment of Escrowed Funds**. From time to time, after the first deposit of any funds pursuant to Section 2 hereof and until such time as all funds being held by the Escrow Agent have been disbursed pursuant to Section 4 hereof, the Placement Agent may, in its sole discretion, instruct the Escrow Agent in writing to, and the Escrow Agent thereupon shall, invest such amounts being then held by the Escrow Agent in such of the following securities, and in such proportion and maturing at such times, as the Placement Agent shall specify in its written instructions to the Escrow Agent:

(a) direct obligations, which mature before the Closing Time (as defined below), of the United States of America or any instrumentality thereof, for the payment of which the full faith and credit of the United States of America is pledged; or

(b) certificates of deposit, which mature before the Closing Time, of banks (including the Escrow Agent) organized under the laws of the United States of America or any state thereof; or

(c) bank accounts, including savings accounts and bank money market accounts.

The Escrow Agent shall present for redemption any obligation so purchased or sell any such obligation in every case upon the direction of the Placement Agent. Obligations so purchased as an investment of monies in the Escrow Account shall be deemed at all times to be a part of such Escrow Account, and the interest accruing thereon shall be credited to such Escrow Account for the account of the Investors whose funds were thus invested. If Placement Agent so directs in writing, the Escrow Agent may make any and all investments permitted by this Section through its own bond or investment department. None of the Escrow Agent, the Company, or the Placement Agent will be responsible for any loss suffered from any investment of funds in the Escrow Account.

4. **Disbursement of Funds**.

(a) In the event that (i) $2,650,000 in Notes have been subscribed for on or before the Termination Date, (ii) the Escrow Agent shall have received cleared funds into the Escrow Account with respect to such subscriptions on or before the Termination Date, (iii) the Placement Agent and the Company jointly shall have advised the Escrow Agent in writing that all conditions precedent to the closing of the sale of the Notes in accordance with the Agency Agreement and the Offering Statement (the "Closing") have been satisfied or waived, then the Placement Agent and the Company shall arrange for the Closing. The time and date of the Closing shall be referred to herein as the "Closing Time." The Placement Agent shall give oral notice of the Closing Time to the Escrow Agent at least two business days before the Closing Time, which notice shall direct the Escrow Agent to present for redemption or sell any obligation purchased with funds in the Escrow Account pursuant to Section 3 hereof. The Escrow Agent thereafter shall present for redemption or

sell all obligations held in the Escrow Account, as directed by such notice. Such oral notice shall be confirmed in writing on or before the Closing Time.

(b) At the Closing Time, the Escrow Agent shall remit to the Company (or to such persons as the Company may direct in writing) the portion of the cash then being held by the Escrow Agent as part of the Escrow Account representing funds collected from Subscribers in payment of the purchase price for the Notes. In addition, at the Closing Time, the Escrow Agent shall deduct the fees to which it is entitled pursuant to Section 6 hereof from investment interest earned pursuant to Section 3 hereof, if any. The Escrow Agent shall allocate any remaining investment earnings ("Net Interest") then being held by the Escrow Agent as part of the Escrow Account among all Subscribers on a pro rata basis reflecting the amount of each Subscriber's deposit and the number of days the Escrow Agent shall have held such deposit under this Agreement in accordance with a calculation provided by Placement Agent. The Escrow Agent shall distribute to all Subscribers their pro rata portion of Net Interest within thirty days after the Closing Time in accordance with Section 4(e) hereof.

(c) In the event that, before Closing Time, the Escrow Agent shall have received written advice from the Placement Agent or the Company that the funds of named Subscribers should be returned, the Escrow Agent shall return all or the specified part of the funds deposited for the account of each such Subscriber pursuant to Section 2 hereof to such Subscribers in accordance with Section 4(e) hereof within three business days of receipt of such notice. The Escrow Agent shall return such funds without interest or deduction, unless it shall have been instructed to invest funds in the Escrow Account pursuant to Section 3 hereof, in which case it shall also return to such Subscriber a pro rata portion of the interest, if any, earned on such funds (without deduction for escrow fees), allocated in accordance with Section 4(b) hereof and the amount of fees of the Escrow Agent allocable to such Subscriber's payment (or such portion of such Subscriber's payment) shall be paid by the Company.

(d) In the event that the Closing shall not have been consummated on or before the Termination Date, then the Escrow Agent shall return as promptly as practicable the funds theretofore received pursuant to Section 2 hereof to all of the Subscribers in accordance with Section 4(e) hereof. In each such case, the Escrow Agent shall so return such funds without interest or deduction, unless it shall have been instructed to invest the funds in the Escrow Account pursuant to Section 3 hereof, in which case it shall also return to each such Subscriber a pro rata portion of the Net Interest earned, if any, on such funds, calculated and allocated in accordance with Section 4(b) hereof.

(e) All funds that the Escrow Agent is required to distribute to Subscribers pursuant to subsections (b), (c), and (d) of this Section 4 shall be paid by check mailed to each such Subscriber at its respective address provided pursuant to Section 2 hereof by the date specified in subsections (b), (c), and (d), as the case may be. Within three business days of any distribution or transfer of funds to Subscribers, the Escrow Agent shall provide to the Company and the Placement Agent a check register indicating the recipients and amounts of such disbursements.

5. **Termination of Liabilities.**

(a) The obligations and liabilities of the Escrow Agent hereunder (except its obligations under Section 10 hereof) will terminate on the earliest to occur of (i) the date on which all of the funds deposited in or earned upon the Escrow Account have been released and disbursed as provided in Section 4 hereof, or (ii) the effective date of the resignation of the Escrow Agent pursuant to Section 7Section 1.1(k) hereof.

(b) Irrespective of the date on which the obligations and liabilities of the Escrow Agent hereunder shall be terminated, the rights of the Escrow Agent and the obligations of the other parties hereto under Sections 6 and 7 hereof shall survive such termination.

6. **Compensation of Escrow Agent**. For its services rendered under this Agreement, the Escrow Agent shall receive compensation in accordance with its standard fee schedule. The fees of the Escrow Agent set forth in this Section 6 shall be paid first by deduction from any interest earned on escrowed funds of Subscribers, prior to disbursement of such funds in accordance with Section 4 hereof, and, in the event that the total of such fees exceeds the total interest earned on escrowed funds of Subscribers, the amount of such excess shall be paid by the Company after all funds held in the Escrow Account have been disbursed; it being expressly understood and agreed that under no circumstances shall the fees and expenses of the Escrow Agent be charged to or taken from Subscriber funds deposited into the Escrow Account.

7. **Exculpation and Indemnification of Escrow Agent**. It is understood and agreed that the Escrow Agent shall:

(a) be under no duty to enforce payment of any purchase price that is to be paid to and held by it hereunder, but shall be obligated immediately to notify the Placement Agent and the Company in writing of the name of any Subscriber whose payment was entered for collection and found to be uncollectible;

(b) promptly notify the Placement Agent of any discrepancy between the amount of any payments set forth in any information delivered to the Escrow Agent by the Placement Agent, and the sum or sums delivered therewith;

(c) be under no duty to accept instructions from any person other than the Placement Agent or the Company and then only to the extent and in the manner provided in this Agreement;

(d) be protected in acting upon any notice, opinion, request, instruction, certificate, approval, consent, or other instrument believed by it to be genuine and to be signed by the proper party or parties, and, in the case of notice, request, or instruction required hereunder to be given by the Placement Agent or Company, be protected in acting upon such instrument if given by the Placement Agent or the Company, as the case may be, in the manner provided in this Agreement;

(e) be deemed conclusively to have given and delivered any notice required to be given or delivered hereunder if the same is in writing, signed by any one of its authorized officers and (i) mailed, by registered or certified mail, postage prepaid, or (ii) hand delivered, in a sealed wrapper, with a manual receipt given by or on behalf of the addressee, addressed as follows:

If to the Company:

Davis Homes, LLC
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240
Attention: C. Richard Davis

If to the Placement Agent:

Indiana Securities, LLC
1705 N. Meridian Street
Indianapolis, Indiana 46202
Attention: Frank D. Neese

(f) be indemnified and held harmless jointly and severally by the other parties hereto against any claim made against it by reason of its acting or failing to act in connection with any of the transactions contemplated hereby and against any loss, liability, or expense, including the expense of defending itself against any claim of liability it may sustain in carrying out the terms of this Agreement, except such claims which are occasioned by its bad faith, gross negligence, or willful misconduct; provided, however, that promptly after the receipt by the Escrow Agent of notice of any demand or claim or the commencement of any action, suit, or proceeding, the Escrow Agent shall, if a claim in respect thereof is to be made against any of the other parties hereto, notify such other parties thereof in writing; and, provided, further, that the indemnitors hereunder shall be entitled, jointly or severally and at their own expense, to participate in or assume the defense of any such action, suit, or proceeding;

(g) have no liability or duty to inquire into the terms and conditions of the various Subscriber Documents, the Agency Agreement, the Offering Statement, or any of the exhibits annexed thereto, its duties under this Agreement being purely ministerial in nature;

(h) be permitted to consult with counsel of its choice, including in-house counsel, and shall not be liable for any action taken, suffered, or omitted by it in good faith in accordance with the written advice of such counsel; provided, however, that nothing contained in this subsection (h), nor any action taken by the Escrow Agent, or by any counsel, shall relieve the Escrow Agent from liability for any claims that are occasioned by its bad faith, gross negligence, or willful misconduct, all as provided in subsection (f) above;

(i) not be bound by any modification, amendment, termination, cancellation, rescission, or supersession of this Agreement, unless the same shall be in writing and signed by the parties hereto;

(j) if and to the extent it is uncertain as to its duties and rights hereunder, be entitled to refrain from taking any action other than to keep all property held by it in escrow until it shall be directed otherwise in writing by the Placement Agent and the Company, or by a final judgment by a court of competent jurisdiction or by an arbitration panel; and

(k) have the right, upon not less than thirty (30) days written notice to the Company and the Placement Agent, to resign as Escrow Agent hereunder and in such event shall transfer all funds and documents being held pursuant to the terms of this Agreement, including all accrued interest, to such bank as shall be designated in writing by the Placement Agent and the Company.

8. **Notices**. Except as provided to the contrary in this Agreement, all requests, notices, or other communications hereunder to the Escrow Agent shall be given either (i) by registered or certified mail, postage prepaid or (ii) by hand delivery in a sealed envelope with a manual receipt given by or on behalf of the addressee, in each case to the address of the Escrow Agent as follows:

Mainsource Bank
Attention: Corporate Trust
112 N. Meridian Street
Portland, Indiana 47371

9. **Status of Escrow Agent**. The Escrow Agent represents that it is a "bank" within the meaning of Section 3(a)(6) of the Securities Exchange Act of 1934 as amended.

10. **Commissioner Consent**. No amendment or modification of this Agreement shall be effective for any purpose unless consented thereto in writing by the Indiana Securities Commissioner.

11. **Miscellaneous**. Nothing in this Agreement is intended to or shall confer upon anyone other than the parties hereto any legal or equitable right, remedy, or claim. This Agreement may be executed in any number of counterparts, each of which shall be an original and all of which together shall constitute one and the same Agreement. This Agreement shall be governed by, and its provisions construed in accordance with, the laws of the State of Indiana (other than the choice of law rules thereof) and may be amended or modified only in a writing signed by each of the parties hereto.

DAVIS HOMES, LLC

By: Davis Holding Corporation
Managing Member

By: ______________________________
Michael B. Davis
Executive Vice President

MAINSOURCE BANK

By: ______________________________
Pamela Schemenaur
Trust Officer/AVP

INDIANA SECURITIES, LLC

By: ______________________________
Frank Neese, Managing Member

Exhibit 10.1

Consent of Katz, Sapper & Miller, LLP

KSM Business Services, Inc.
An Affiliate of

KATZ, SAPPER & MILLER

Katz, Sapper & Miller, LLP
Certified Public Accountants

800 East 96th Street
Suite 500
Indianapolis, IN 46240

Tel 317.580.2000
Fax 317.580.2117

CONSENT OF INDEPENDENT ACCOUNTANTS

As independent public accountants, we hereby consent to the use of our report dated May 5, 2005, on our audit of the consolidated financial statements of Davis Homes, LLC as of December 31, 2004 and 2003 and for the years then ended, included in this Offering Circular of Davis Homes, LLC.

Katz, Sapper & Miller, LLP

Indianapolis, Indiana
August 26, 2005

Exhibit 10.2

Consent of C. Richard Davis, Esq.
(Contained in 11.1)

Exhibit 10.3

Consent and Certification of
Indiana Securities, LLC

CONSENT AND CERTIFICATION BY UNDERWRITER

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by Davis Homes, LLC, pursuant to Regulation A in connection with a proposed offering of a minimum of $2,650,000 and a maximum of $5,000,000 in aggregate principal amount of Series 2003 Subordinated Notes with an interest rate of 9.5% and a maturity date of ________, 2015.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the Offering Circular with respect to the undersigned, its managers and officers or members, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

Indiana Securities, LLC

By: [signature]

Its: [signature]

August 26, 2005

645270_1

Exhibit 11.1

Opinion of C. Richard Davis, Esq.

DAVIS HOMES
SINCE 1951

3755 E. 82nd Street, Suite 120
Indianapolis, IN 46240
Phone: 317.595.2800

August 29, 2005

Davis Homes, LLC
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

Dear Sirs:

I am the Executive Vice President of Davis Homes, LLC, an Indiana limited liability company (the "Company"), and I am acting as counsel for the Company in connection with the qualification pursuant to Regulation A under the Securities Act of 1933, as amended, of the Offering Statement on Form 1-A to be filed with the Securities and Exchange Commission (the "Commission") on or about August 29, 2005, with respect to the proposed offering and sale by the Company of up to $5,000,000 aggregate principal amount of Subordinated Notes due 2015 (the "Notes").

I have examined such Company records, certificates and other documents and such questions of law as I have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, I advise you that, in my opinion:

(1) The Company has been duly organized and is an existing limited liability company in good standing under the laws of the State of Indiana.

(2) The Notes have been duly authorized and, when the Offering Statement has been qualified by the Commission, the Indenture of Trust relating to the Notes (a form of which has been filed as an exhibit to the Offering Statement) has been duly executed and delivered, and the Notes have been duly executed and authenticated in accordance with the Indenture of Trust and issued and sold as contemplated in the Offering Statement, the Notes will constitute valid and binding obligations of the Company enforceable against the Company in accordance with their terms subject, as to enforcement, to bankruptcy, insolvency, reorganization, liquidation, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

I hereby consent to the filing of this opinion as an exhibit to the Offering Statement and to the use of my name under the caption "Validity of the Notes" in the Offering Circular contained in the Offering Statement.

Very truly yours,

C. Richard Davis

Exhibit 15.1

List of Subsidiaries and Affiliates

EXHIBIT 15.1

LIST OF SUBSIDIARIES AND AFFILIATES

Davis Holding Corporation
Davis Investments, L.P.
Davis Financial Services, LLC
Davis Wholesale, LLC
Davis Properties, LLC
Davis Land Development, LLC
Davis Family Properties, LLC
Home Guaranty Corporation, LLC
Centennial Management, LLC
Davis Realty, Inc.
First Fidelity & Guaranty Company
Creekside Square Apartments, L.P.
Creekside Square Apartments II, L.P.
Creekside Square Apartments II, LLC
Crooked Creek Associates, L.P.
Crooked Creek Associates, LLC
Hanna Village Apartments, L.P.
Autumn Chase Apartments, L.P.
Autumn Chase, Inc.
Walnut Manor Apartments, L.P.
Walnut Manor, Inc.
Fort Harrison Housing, L.P.
Fort Harrison Housing, Inc.
White River Associates, L.P.
White River Associates, Inc.

24-10122

SECURITIES AND EXCHANGE COMMISSION

Washington, DC

SEC MAIL PROCESSING
RECEIVED
SEP 01 2005
WASH, D.C.
209
SECTION

EXHIBITS

To

Form 1-A

OFFERING STATEMENT

Under

THE SECURITIES ACT OF 1933

DAVIS HOMES, LLC

VOLUME I

Exhibit Index

Exhibit No.	Document
1.1	Form of Placement Agent Agreement
2.1	Articles of Organization of Davis Homes, LLC
2.2	Operating Agreement of Davis Homes, LLC
2.3	Articles of Incorporation of Davis Holding Corporation
2.4	By-Laws of Davis Holding Corporation
2.5	Shareholder Agreement of Davis Holding Corporation
2.6	Articles of Organization of Davis Financial Services, LLC
2.7	Operating Agreement of Davis Financial Services, LLC
3.1	Form of Subordinated Note
4.1	Form of Indenture of Trust
6.01	Amended and Restated Revolver Loan Agreement with Home Guaranty Company, LLC and First Indiana Bank, N.A., dated November 30, 2004
6.02	Amended and Restated Loan Agreement with Fifth Third Bank, dated December 15, 2004
6.03	Credit Agreement with The Huntington National Bank, dated April 1, 2001, as amended and restated
6.04	Loan Agreement with Salin Bank and Trust Company dated February 19, 2002, as amended
6.05	Loan Agreement with Salin Bank and Trust Company dated June 15, 2004, as amended
6.06	Revolving Note and Credit Agreement with Union Planters Bank, N.A., dated August 9, 2001, as amended
6.07	Crooked Creek Associates Management Agreement
6.08	Cedar Ridge Associates, L.P. Management Agreement
6.09	Creekside Square Apartments, L.P. Management Agreement
6.10	Creekside Square Apartments II, L.P. Management Agreement
6.11	Hanna Village Apartments, L.P. Management Agreement
6.12	Harrison Park Apartments Management Agreement
6.13	Autumn Chase Apartments Management Agreement
6.14	White River Associates, L.P. Lease Agreements
6.15	Agreement to Amend and Restate Lease Agreement with White River Associates, L.P.
6.16	Lease with Meridian North Investments, L.P., dated September 16, 2004
9.1	Form of Escrow Agreement
10.1	Consent of Katz, Sapper & Miller, LLP
10.2	Consent of C. Richard Davis, Esq (Contained in 11.1)

10.3	Consent and Certification of Indiana Securities, LLC
11.1	Opinion of C. Richard Davis, Esq
15.1	List of Subsidiaries and Affiliates

Exhibit 1.1

Form of Placement Agent Agreement

DAVIS HOMES, LLC
$5,000,000
___% Subordinated Notes Due _________, 2015

PLACEMENT AGENT AGREEMENT

_______________, 2005

Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

Dear Sirs:

Davis Homes, LLC, a limited liability company organized in Indiana (the "Company"), hereby confirms its agreement with you whereby the Company proposes to offer for sale a minimum of $2,650,000 and a maximum of $5,000,000 of subordinated notes of the Company which shall bear interest at the rate of ____% per annum and which mature on _____________, 2015 (the "Notes"), to be sold by you on a best efforts basis, as placement agent (the "Placement Agent") of the Company, as set forth in Section 1 hereof.

The Company has prepared and filed with the Securities and Exchange Commission (the "Commission") an offering statement on Form 1-A (File No. _______) and a related offering circular for the qualification of the Notes under Regulation A promulgated by the Commission under the Securities Act of 1933 (the "1933 Act"), and has filed such amendments thereto, if any, and such amended offering circulars as may have been required to the date hereof. The offering statement as it may be amended and the offering circular on file with the Commission as it may be amended at the time the offering statement becomes qualified are hereinafter called the "Offering Statement" and the "Offering Circular," respectively, except that if the Company files a post-qualification amendment to the offering statement, then the term "Offering Statement" shall, from and after the qualification of such amendment thereto, refer to the offering statement as amended by such post qualification amendment thereto.

SECTION 1. **<u>Appointment of Placement Agent; Offering Period.</u>** On the basis of the representations, warranties and covenants herein contained, but subject to the terms and conditions herein set forth, you are hereby appointed the principal agent of the Company during the Offering Period (as hereinafter defined) for the purpose of obtaining subscribers for

the Notes from public subscribers ("Subscribers") for the account and at the risk of the Company through the offering herein contemplated. The Placement Agent may establish Co-agency relationships with other registered broker-dealers for purposes of obtaining subscriptions for the Notes, subject to the reasonable approval by the Company. Subject to the performance by the Company of all of its obligations to be performed hereunder, and to the completeness and accuracy of all of the representations and warranties contained herein, you hereby accept such agency and agree to use your best efforts, in light of the aggregate offering price and the commissions and fees payable to the Placement Agent hereunder, during the Offering Period to obtain subscriptions for the Notes from suitable Subscribers.

The Offering Period shall commence on the day that the Offering Statement is qualified by the Commission and an Offering Circular is first made available to you by the Company for delivery in connection with the offering for sale of the Notes and shall continue until the earlier of the Closing Time (as hereinafter defined), and the close of business on [ ], 2005, or such later date, not later than [ ], 2005, as you and the Company shall agree upon (such termination date being hereinafter referred to as the "Offering Termination Date").

Your agency hereunder, which is coupled with an interest and, therefore, is not terminable by the Company without your permission, except as otherwise expressly so provided in this Agreement, shall continue until the Offering Termination Date. Any termination of your agency or of this Agreement shall be without obligation on your part or on the part of the Company, except that the provisions of Sections 6, 9 and 10 hereof shall survive any such termination of this Agreement.

SECTION 2. <u>Representations and Warranties of the Company.</u>

(a) The Company represents and warrants to the Placement Agent that:

(i) At the time the Offering Statement initially becomes qualified and at the time any post-qualification amendment thereto becomes qualified, the Offering Statement (including the Offering Circular) will comply with the requirements of the 1933 Act and the 1933 Act Regulations (including but not limited to Regulation A) and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and at the time the Offering Statement becomes qualified and at the Closing Time referred to in Section 3, the Offering Circular will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; <u>provided, however,</u> that the representations and warranties in this subsection shall not apply to statements in or omissions from the Offering Statement

or Offering Circular made in reliance upon and in conformity with information contained in the section of the Offering Circular captioned "Underwriting" furnished to the Company by or on behalf of the Placement Agent expressly for use in the Offering Statement or Offering Circular.

(ii) Each accounting firm, if any, that certifies financial statements included in the Offering Statement is an independent public accountant as required by the 1933 Act and the 1933 Act Regulations.

(iii) The financial statements (including the notes thereto) included in the Offering Statement and the Offering Circular comply with the requirements of the 1933 Act and the 1933 Act Regulations and present fairly the financial position, the results of operations and cash flows of the respective entity or entities presented therein at the respective dates and for the respective periods indicated therein, all in conformity with generally accepted accounting principles applied on a consistent basis and present fairly the information required to be stated therein. Except as reflected in such financial statements, there exist no material liabilities of the respective entity or entities presented therein, contingent or absolute, matured or unmatured.

(iv) The financial information and data included in the Offering Statement and the Offering Circular present fairly the information shown therein and have been prepared on a basis consistent with that of the financial statements included in the Offering Statement and Offering Circular and the books and records of the respective entity or entities presented therein.

(v) The Company has been duly organized and is validly existing as a limited liability company under the laws of Indiana with full power and authority to conduct the business in which it is engaged as described in the Offering Circular and to enter into the Operative Documents (as hereinafter defined) to which it is a party and to perform its obligations hereunder and thereunder. The Company is duly qualified or registered as a foreign limited liability company in each jurisdiction in which the ownership of its properties or the conduct of its business makes such qualification or registration necessary.

(vi) Each of the subsidiaries of the Company listed in Exhibit 15.1 to the Offering Statement (the "Subsidiaries") has to the extent described in the Offering Circular been duly organized

and is validly existing as a corporation, limited liability company or partnership under the laws of the jurisdiction in which it has been organized with full power and authority to conduct the business in which it is engaged and is duly qualified or registered as a foreign corporation, limited liability company or partnership in each jurisdiction in which the ownership of its properties or the conduct of its business makes such qualification or registration necessary.

(vii) The Company has an authorized capital as set forth in the Offering Circular, and all of the interests in the Company have been duly and validly authorized and issued, are fully paid and nonassessable, and conform to the descriptions thereof in the Offering Circular.

(viii) There are not now outstanding and at the Closing Time there will be no options, warrants, or other agreements or preemptive, conversion, or other preferential purchase rights granted or issued by or binding upon the Company for the purchase or acquisition of any of the Notes other than as described in the Offering Circular or pursuant to this Agreement.

(ix) The Notes conform to the description thereof contained in the Offering Circular and such description conforms to the rights set forth in the instruments defining such rights. The certificates issued to evidence the Notes will be in due and proper form at the Closing Time.

(x) Each of this Agreement, the escrow agreement among the Company, the Placement Agent and Main Source Bank, Greensburg, Indiana (the "Escrow Agent") in the form attached hereto as Exhibit A (the "Escrow Agreement") and the Indenture of Trust among the Company and Main Source Bank, (the "Trustee") has been duly and validly authorized, executed and delivered by the Company and, assuming due authorization, execution and delivery by the other parties thereto, is a valid and binding agreement and is enforceable against the Company in accordance with its terms.

(xi) The execution and delivery of this Agreement, the Indenture of Trust and the Escrow Agreement (collectively, the "Operative Documents"), the performance of the obligations set forth herein or therein, and the consummation of the transactions contemplated hereby or thereby or in the Offering Circular do not and will not conflict with or result in a breach of any of the

terms, conditions or provisions of, or constitute a default under or result in a violation of, (A) any of the Operative Documents; (B) the charter documents, articles of organization, operating agreements or other organizational documents of the Company or any Subsidiary; (C) any law, order, rule, or regulation of any court or governmental authority having jurisdiction over the Company, any Subsidiary, or any of their respective assets or properties; or (D) any bond, debenture, note, other evidence of indebtedness, contract, indenture, mortgage, loan agreement, lease, joint venture, or other agreement or instrument to which the Company or any Subsidiary is a party or by which they or any of them or any of their respective assets or properties are bound, which conflict, breach, default, or violation described in this clause (E) has had or would have a material adverse effect upon any of the transactions contemplated by the Operative Documents or the Offering Circular, or upon the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company or any Subsidiary except as described in or contemplated by the Offering Statement and Offering Circular.

(xii) No consent, approval, authorization, or order of any court or governmental agency or body is required in connection with the issuance, sale, or delivery of the Notes pursuant to this Agreement or the consummation of the transactions contemplated by the Operative Documents or the Offering Circular except such as may be required under the 1933 Act or the 1933 Act Regulations, state securities or "blue sky" laws, and as described in the Offering Circular.

(xiii) Since the respective dates as of which information is given in the Offering Statement and the Offering Circular, except as may otherwise be stated therein or contemplated thereby: (A) there has been no material adverse change in the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries, whether or not arising in the ordinary course of business; (B) no material casualty loss or material condemnation has occurred; (C) there have been no transactions entered into by the Company or any Subsidiary, other than those in the ordinary course of business, which are material with respect to the Company and the Subsidiaries; (D) there has been no dividend or distribution of any kind declared, paid, or made by the Company except as allowed under Section 4.07 of the Indenture; and (E)

there has been no material change in the ownership of the equity of the Company or any Subsidiary.

(xiv) The Company and the Subsidiaries have good and marketable title to all real and personal property owned by them, free and clear of all liens, security interests, encumbrances, restrictions, equities, and claims except such as are described in the Offering Circular or such as do not materially adversely affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries. Any real property and improvements thereon and any personal property material to the business of the Company and the Subsidiaries held under lease by the Company and the Subsidiaries are held by them under a valid, subsisting, and enforceable lease with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries.

(xv) The Company and the Subsidiaries have all franchises, grants, authorizations, licenses, permits, consents, certificates, and orders ("licenses") necessary for each of them to conduct the business in which it is engaged, as described in the Offering Circular, except for any license the absence of which would not have a material adverse effect on the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries or the absence of which is described or contemplated in the Offering Circular. All such licenses are valid and in full force and effect and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such license.

(xvi) The Company and the Subsidiaries own, possess, or have the legal right to use all patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unprotected or unpatentable proprietary or confidential information, systems, or procedures), trademarks, service marks, trade names, and other rights ("rights") necessary for or now employed by them in the conduct of their respective businesses as now operated by them, and none of them has received any notice of and, to the best knowledge of the Company and the Subsidiaries, there is no basis for any action for, alleged infringement of or conflict with asserted rights of others with respect to any of such rights.

(xvii) No labor dispute with the employees of the Company or any Subsidiary exists or, to the best knowledge of the Company and the Subsidiaries, is imminent; neither the Company nor any Subsidiary is aware of any existing or imminent labor disturbance by the employees of the Company or any Subsidiary that might be expected to result in any material adverse change in the earnings, business affairs, business prospects, or condition (financial or otherwise) of the Company and its Subsidiaries.

(xviii) Neither the Company nor any Subsidiary (A) is in violation of its articles of organization, operating agreement or other organizational document, or (B) is in violation of any law, order, rule, or regulation of any court or governmental authority having jurisdiction over the Company, any Subsidiary, or any of their respective assets or properties, or (C) is in default in the performance or observance of any other obligation, agreement, covenant, or condition contained in any bond, debenture, note, other evidence of indebtedness, contract, indenture, mortgage, loan agreement, lease, joint venture, or other agreement or instrument to which it is a party or by which any of its respective properties are bound, which default described in this clause (C) has had or could reasonably be expected to have a material adverse effect upon any of the transactions contemplated by the Operative Documents or the Offering Circular or upon the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries.

(xix) There is no action, suit, proceeding, or, to the best knowledge of the Company and the Subsidiaries, investigation before or by any court or governmental agency or body, domestic or foreign, now pending or, to the best knowledge of the Company and the Subsidiaries, threatened against or affecting the Company or any Subsidiary or any manager or officer of the Company or any Subsidiary or to which any of their respective assets or properties are subject, that is required to be disclosed in the Offering Statement (other than as disclosed therein), or if determined adversely to the Company or any Subsidiary or any such manager or officer would have a material adverse effect on the purchase and sale of the Notes or would result in any material adverse change in the earnings, business affairs, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries or would have a material adverse effect on the properties or assets of any of them; no pending legal or

governmental proceeding or, to the best knowledge of the Company and the Subsidiaries, investigation to which the Company or any Subsidiary or any of their managers or officers is a party or to which any of their property is subject that is not described in the Offering Statement, including ordinary routine litigation incidental to their business, is, considered in the aggregate, material to any of them or their respective properties or assets; and there are no contracts or documents that are required to be described in the Offering Statement or the Offering Circular or to be filed as exhibits to the Offering Statement by the 1933 Act or by the 1933 Act Regulations that have not been so described or filed.

(xx) The Company, the managing member, each of the Subsidiaries of the Company listed in Exhibit 15.1 to the Offering Statement has not, within five (5) years prior to the filing of the Offering Statement and the Offering Circular (i) been convicted of any felony or misdemeanor in connection with the purchase or sale of any security or involving the making of any false filing with the Securities Exchange Commission; (ii) filed a registration statement which is subject to any pending proceeding or examination under Section 8 of the 1933 Act or has been the subject of any refusal order or stop order thereunder; (iii) been subject to any pending proceeding under Rule 258 or any similar rule adopted under Section 3(b) of the 1933 Act or to an order entered thereunder; (iv) been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily or preliminary restraining or enjoining, or been subject to any order, judgment or decree of any court of competent jurisdiction permanently restraining or enjoining such person from engaging or continuing any conduct or practice in connection with the purchase or sale of any security or involving the making of any false filing with the Commission; or (v) been subject to a United States Postal Service false representation order entered under 39 U.S.C. §3005 or been subject to a temporary restraining order or preliminary injunction entered under 39 U.S.C. §3007 with respect to conduct alleged to have violated 39 U.S.C. §3005

(xxi) No manager, officer, general partner or beneficial owner of ten percent (10%) or more of the Company or the managing member has:

(a) been convicted within ten (10) years prior to the filing of the Offering Statement or Offering Circular of any

felony or misdemeanor in connection with the purchase or sale of any security, involving the making of a false filing with the Commission or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer or investment advisor;

(b) within the past five (5) years been subject to any order, judgment or decree of any court of competent jurisdiction temporarily or preliminary enjoining or restraining, or is subject to any order, judgment, or decree of any court of competent jurisdiction permanently enjoining or restraining such person from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security, involving the making of a false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer or investment advisor;

(c) been subject to an order of the Commission pursuant to Section 15(b), 15B(a) or 15B(c) of the 1934 Securities Exchange Act of 1934 (the "1934 Act")or Section 203(e) or (f) of the 1940 Investment Advisors Act;

(d) been suspended or expelled from membership in, or suspended or barred from association with a member of, a national securities association registered under Section 15A of the 1934 Act for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade; or

(e) been subject to a United States Postal Service false representation order entered under 39 U.S.C. § 3005 within five (5) years prior to the filing of the Offering Statement or is subject to a restraining order or preliminary injunction entered under 39 U.S.C. § 3007 with respect to conduct alleged to have violated 39 U.S.C. § 3005

(xxii) Neither the Company nor its managing member has within the twelve (12) months before the start of and during this Offering received, and will not within the six (6) months subsequent to the completion of this Offering receive, cash or other consideration for the issuance of any securities in reliance upon Regulation A.

(b) Any certificate signed by any officer of the Company, and delivered to you or your counsel, shall be deemed a representation and warranty by the Company to you as to the matters covered thereby.

SECTION 3. Representations and Warranties and Certain Covenants of the Placement Agent. The Placement Agent represents and warrants and covenants with the Company that:

(a) It has not and will not offer the Notes for sale, or solicit any offers to buy any Notes, on the basis of any communications or documents relating to the Company or the Notes, other than the Offering Circular, including the appendices attached thereto, or any other document approved in writing as to form and substance by the Company and its counsel.

(b) It will offer the Notes for sale, or solicit offers to buy the Notes, only in such manner and in such circumstances as will, assuming the accuracy of the representations and warranties set forth in Section 2 hereof, (A) comply with all applicable provisions of the 1933 Act and the 1934 Act, and (B) as its counsel advises is in compliance with the securities or "blue sky" laws of each jurisdiction designated by the Company in accordance with the provisions of Section 5(g) hereof, which advice of such counsel (which shall be understood not to constitute an opinion of law) may be based upon an examination of the statutes and regulations, if any, of such jurisdictions as reported in standard compilations and upon interpretive advice obtained from representatives of certain securities commissions.

(c) It has been duly organized and is validly existing as a limited liability company under the laws of the state Indiana with full power and authority to enter into the Operative Documents and to perform its obligations hereunder and thereunder.

(d) This Agreement, when confirmed and accepted by it, will be duly authorized and executed and will be a valid and binding agreement and will be enforceable in accordance with its terms.

(e) It is a broker-dealer duly registered pursuant to the provisions of the 1934 Act, a member in good standing of the NASD, and a registered broker-dealer under the applicable statutes and regulations of the State of Indiana; and it will maintain such registration in good standing throughout the Offering Period and it will comply with all statutes and other requirements applicable to it with respect to its brokerage activities within such jurisdiction.

(f) Neither the Placement Agent nor any member, manager, director or officer of the Placement Agent has:

(i) been convicted within ten (10) years prior to the filing of the Offering Statement or Offering Circular of any felony or misdemeanor in connection with the purchase or sale of any security, involving the making of a false filing with the Commission or arising out of the conduct of the business of an

underwriter, broker, dealer, municipal securities dealer or investment advisor;

(ii) within the past five (5) years been subject to any order, judgment or decree of any court of competent jurisdiction temporarily or preliminary enjoining or restraining, or is subject to any order, judgment, or decree of any court of competent jurisdiction permanently enjoining or restraining such person from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security, involving the making of a false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer or investment advisor;

(iii) been subject to an order of the Commission pursuant to Section 15(b), 15B(a) or 15B(c) of the 1934 Act or Section 203(e) or (f) of the 1940 Investment Advisors Act;

(iv) been suspended or expelled from membership in, or suspended or barred from association with a member of, a national securities association registered under Section 15A of the 1934 Act for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade;

(v) been subject to a United States Postal Service false representation order entered under 39 U.S.C. § 3005 within five (5) years prior to the filing of the Offering Statement or is subject to a restraining order or preliminary injunction entered under 39 U.S.C. § 3007 with respect to conduct alleged to have violated 39 U.S.C. § 3005;

(vi) been covered by any registration statement which is the subject of any pending proceeding or examination under Section 8 of the 1933 Act or is the subject of any refusal order or stop order within five (5) years prior to the filing of the Offering Statement of Offering Circular; or

(vii) been covered by any filing which is subject to any pending proceeding under Rule 258 or any similar rule adopted under Section 3(b) of the 1933 Act, or to an order entered thereunder within five (5) years prior to the filing of the Offering Statement.

SECTION 4. <u>Offering and Sale of Notes; Closing; Placement Agent Fee.</u>

(a) Each Subscriber desiring to purchase Notes shall be required after the Offering Statement becomes qualified, to deliver a check in full payment for the Notes subscribed for by such Subscriber payable to the Davis Homes, LLC Escrow Account, to the Placement Agent.

(b) Promptly after the Placement Agent has determined that a Subscriber's payment has been completed and delivered in accordance with the requirements therefor, and in any event not later than 12 o'clock noon on the first business day following receipt, such Subscriber's payment shall be deposited in the escrow account established pursuant to the Escrow Agreement (the "Escrow Account") to be held in accordance with the Escrow Agreement; <u>provided, however</u>, that the Company or the Placement Agent may elect not to accept all or part of a Subscriber's payment in which case the Company shall notify the Subscriber in writing of such fact, promptly after such election, and (i) if the Company has determined to reject all of a Subscriber's payment, the Placement Agent or the Escrow Agent, as the case may be, shall promptly return the Subscriber's funds for payment of the investment price, or (ii) if the Company has determined to reject part of an Subscriber's payment, the Placement Agent shall deposit such Subscriber's payment in the Escrow Account and instruct the Escrow Agent to issue a check to the Subscriber to return the portion of the Subscriber's payment attributable to the rejected portion of such investment.

(c) Interest, if any, earned on funds deposited in the Escrow Account will be distributed to Subscribers in accordance with the Escrow Agreement, as soon as practicable after the Closing or return of such Subscribers' funds, as the case may be.

(d) Subscribers may terminate their subscriptions or withdraw their funds from the Escrow Account up and until the Closing Date upon their written notification of the Placement Agent.

(e) If, on or prior to the Offering Termination Date, a minimum of $2,650,000 in Notes have been subscribed for and all other conditions specified in Sections 7 and 8 hereof have been satisfied or waived and all other conditions for disbursement of funds set forth in the Escrow Agreement have been satisfied, then, prior to [ ], 2005 and on or before the earlier to occur of (i) the fifteenth full business day after the Offering Termination Date and (ii) any date agreed upon by the Company and you as the date for the closing of the sale of the Notes (the "Closing"), payment shall be made to the Company of the purchase price for the Notes for which you have obtained Subscribers, and the Company shall deliver, promptly after the Closing, to each such Subscriber a certificate evidencing the Notes purchased by such Subscriber. The Closing shall take place at such place and time (the "Closing Time") as shall be agreed upon between you and the Company.

(f) If, on or prior to the Offering Termination Date, a minimum of $2,650,000 in Notes have not been subscribed for, or all of the conditions specified in Sections 7 and 8 hereof have not been satisfied or waived or the conditions for disbursement of funds set forth in the

Escrow Agreement have not been satisfied or waived, all funds received from subscribers shall be promptly returned to them as specified in the Escrow Agreement.

(g) The amount of Subscribers' funds in the Escrow Account attributable to the purchase price of the Notes shall be released to the Company if, and only if, all of the conditions to Closing set forth in Sections 7 and 8 hereof shall have been satisfied or waived and all other conditions for disbursement of such funds set forth in the Escrow Agreement have been satisfied. Any funds received with respect to subscriptions that are rejected in whole or in part shall be returned (to the extent any such subscription has been rejected) to the Subscriber, together with interest earned thereon, if any, as soon as practicable as provided in the Escrow Agreement and, in any event, within ten (10) business days after rejection of such subscription.

(h) Upon consummation of the offering, the Company shall pay or cause to be paid to you as compensation for your services a commission equal to (i) a structuring fee for the sale of Notes computed at the rate of $20,000 per $1,000,000 in Notes sold ($53,000 at the minimum and $100,000 at the maximum) plus (ii) 5.5% of the gross proceeds of the sale of the Notes. Such payment shall be made at the Closing Time by certified or official bank check in immediately available funds payable to your order.

SECTION 5. Certain Covenants. The Company covenants with you as follows:

(a) The Company will use its best efforts to cause the Offering Statement to become qualified as promptly as possible and will notify you immediately and confirm the notice in writing (i) of the qualification of the Offering Statement and any amendment thereto, (ii) of the receipt of any comments from the Commission after the date hereof, (iii) of any request by the Commission for any amendment to the Offering Statement or any amendment or supplement to the Offering Circular or for additional information after the date hereof, and (iv) of the issuance by the Commission of any stop order suspending the qualification of the Offering Statement or of any order preventing or suspending the use of the Offering Circular, or of the suspension of the qualification of the Notes for offering or sale in any jurisdiction, or of the initiation or threatening by the Commission or other governmental authority of any proceeding or investigation for any of such purposes. The Company will use its best efforts to prevent the issuance of any such stop order or of any order preventing or suspending such use and, if any such order shall at any time be issued, to obtain the lifting thereof at the earliest possible moment.

(b) The Company will give you notice of its intention to file any amendment to the Offering Statement or any amendment or supplement to the Offering Circular and will not file any such amendment or supplement to which you or your counsel shall object.

(c) The Company will deliver to you, as soon as available, as many signed copies of the offering statement as originally filed and of each amendment thereto (including exhibits and documents filed therewith and signed copies of all consents and certificates of experts) as you may reasonably request, and will also deliver to you as many conformed copies of

the offering statement as originally filed and of each amendment thereto as you may reasonably request.

(d) The Company will deliver to you, from time to time, before the offering statement becomes qualified, as many copies of the preliminary offering circular and any amended preliminary offering circular as you may reasonably request, and as soon as the Offering Statement becomes qualified and thereafter from time to time during the period when the Offering Circular is required to be delivered under the 1933 Act, such number of copies of the Offering Circular (as amended or supplemented) as you may reasonably request for the purposes contemplated by the 1933 Act or the 1933 Act Regulations.

(e) During the period when the Offering Circular is required to be delivered under the 1933 Act, the Company will comply, at its own expense, with all requirements imposed upon it by the 1933 Act and the 1933 Act Regulations, the 1934 Act, and the rules and regulations of the Commission under the 1934 Act, as from time to time in force, so far as necessary to permit the completion of the offering of the Notes as contemplated hereby and in the Offering Circular.

(f) If any event shall occur as a result of which it is necessary, in the opinion of either counsel for the Company or your counsel, to amend or supplement the Offering Circular in order to make the Offering Circular not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at the time the Offering Circular is delivered to a Subscriber, not misleading or in order to otherwise comply with the 1933 Act, 1993 Act Regulations or the 1934 Act, or if, during the period when the Offering Circular is required to be delivered under the 1933 Act, it is necessary to amend the Offering Statement or to amend or supplement the Offering Circular to comply with the 1933 Act or the 1933 Act Regulations, the Company will notify you promptly thereof and will forthwith amend or supplement the Offering Circular (in form and substance satisfactory to your counsel) so that, as amended or supplemented, the Offering Circular or Offering Statement, as the case may be, will comply with the 1933 Act and the 1933 Act Regulations and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at the time it is delivered to a Subscriber, not misleading, and will use its best efforts to cause any such amendment or supplement to become qualified, and the Company will furnish to you copies of such amendment or supplement pursuant to Section 5(c) hereof. For the purposes of this subsection, the Company will furnish such information with respect to itself as you may from time to time reasonably request.

(g) The Company will endeavor in good faith, in cooperation with you, to qualify the Notes for offering and sale under the applicable securities or "blue sky" laws of Indiana and each other jurisdiction agreed upon by you and the Company, to the extent required under the laws of such jurisdiction. In each jurisdiction where the Notes shall be so qualified, the Company will make and file such statements and reports as are or may be required by the laws of such jurisdiction to continue such qualification in effect for a period of not less than one year from the qualified date of the Offering Statement.

(h) Subject to the terms hereof and thereof, the Company will do and perform all things required to be done or performed by it prior to the Closing Time pursuant to the Operative Documents.

(i) The Company will use the proceeds from the sale of the Notes in the manner specified in the Offering Circular under the caption "Use of Proceeds."

(j) The Company will make generally available to the Trustee and the Placement Agent as soon as practicable, but not later than 45 days after the close of the period covered thereby, an earnings statement (in form complying with the provisions of Section 11(a) of the 1933 Act and Rule 158 under the 1933 Act Regulations) covering a period of twelve (12) months beginning not later than the first day of the Company's fiscal quarter next following the qualification date of the Offering Statement. The Placement Agent will deliver such earnings statement to the holders of the Notes upon written request by the individual holders.

(k) The Company will make generally available to the Placement Agent as soon as practicable, but not later that the 20th day after the close of each calendar quarter covered thereby, internally prepared quarterly financial statements in such form as are normally prepared and utilized by the management of the Company in reviewing the financial performance and condition of the Company, which form shall be in substantial compliance with generally accepted accounting standards; provided, however, footnotes shall not be required other than as may be necessary, in the reasonable opinion of the Company officer responsible for preparation of such statements, for the understanding of the financial statements. The Placement Agent shall not deliver or make available to the holders of the Notes the quarterly financial statements other than as otherwise provided in the Agreement..

(l) The Company will provide the Placement Agent a copy of any notice provided to the Trustee in connection with, or in any manner related to, a default by the Company in connection with Notes. Such notice shall be in writing and shall be delivered to the Placement Agent simultaneously with the notice from the Company to the Trustee.

(m) The Company will file with the Commission such reports on Form 2-A as may be required pursuant to Rule 463 under the 1933 Act and the 1933 Act Regulations and will submit to you, as soon as practicable after the filing thereof, sufficient copies of such reports.

SECTION 6. **<u>Expenses.</u>** Whether or not the transactions contemplated by this Agreement are consummated or this Agreement subsequently is terminated, the Company shall pay all costs and expenses incident to the performance of the obligations of the Company under this Agreement, including, without limitation, all costs and expenses in connection with (a) the issuance, sale, and delivery of the Notes pursuant to this Agreement (including all transfer and other taxes, if any, payable thereon); (b) the filing, printing, duplication, and delivery of the offering statement as originally filed and each amendment thereto (including all exhibits thereto), each preliminary Offering Circular, the Offering Circular and any amendments thereof and supplements thereto, the "blue sky" memorandum, this Agreement, and other documents supplied

to the Placement Agent in connection with the offering; (c) the fees and disbursements of counsel and accountants for the Company; and (d) the filing fees and expenses incurred in connection with qualifying the Notes under the laws of certain jurisdictions as aforesaid and in connection with the review of the terms of the offering by the NASD, including the fees and disbursements of your counsel in connection therewith and in connection with any "blue sky" survey or memorandum.

Whether or not the transactions contemplated by this Agreement are consummated or this Agreement subsequently is terminated, the Company also shall reimburse the Placement Agent, on an actual, accountable, out-of-pocket basis (and exclusive of the fees and commissions provided for in Section 4) for the cost of Placement Agent's legal counsel not to exceed $49,000.

SECTION 7. <u>Conditions of Placement Agent Obligations.</u> The obligations of the Placement Agent hereunder and the occurrence of the Closing hereunder, are subject to the accuracy, as of the date hereof and the Closing Time (as if made at the Closing Time), of the representations and warranties of the Company herein contained, to the performance by the Company of its obligations hereunder, and to the following further conditions:

(a) The Offering Statement shall initially become qualified by the Commission not later than 5:00 P.M., Indianapolis, Indiana time on _______________, 2005, or at such later time and date as may be agreed to in writing between you and the Company; and, at the Closing Time, (i) no stop order suspending the qualification of the Offering Statement shall have been issued under the 1933 Act, (ii) no proceeding relating to the accuracy or completeness of the Offering Statement or the Offering Circular or that might result in suspension of the use of the Offering Statement or Offering Circular shall have been initiated or threatened by the Commission, and (iii) all requests for additional information on the part of the Commission shall have been complied with to your reasonable satisfaction.

(b) At Closing Time the Placement Agent shall have received:

(i) The favorable opinion of C. Richard Davis, counsel for the Company, dated as of the Closing Time, in form and substance satisfactory to the Placement Agent, to the effect that:

> (A) The Company has been duly organized and is validly existing under the laws of Indiana with full power and authority to conduct the business in which it is engaged as described in the Offering Circular and to enter into the Operative Documents to which it is a party and to perform its obligations hereunder and thereunder.
>
> (B) The Company is duly qualified or registered as a foreign limited liability company in each jurisdiction in which the ownership of its properties or the conduct of

its business make such qualification or registration necessary.

(C) Each Subsidiary has been duly organized and is validly existing under the laws of the jurisdiction in which it has been organized with full power and authority to conduct the business in which it is engaged as described in the Offering Circular.

(D) Each Subsidiary is duly qualified or registered as a foreign limited liability company or partnership in each jurisdiction in which the ownership of its properties or the conduct of its business make such qualification or registration necessary.

(E) There are no options, warrants, or other agreements or preemptive, conversion, or other preferential purchase rights granted or issued by or binding upon the Company for the purchase or acquisition of any of the Notes other than as described in the Offering Circular or pursuant to this Agreement.

(F) The Notes conform to the description thereof contained in the Offering Circular and Indenture of Trust and the certificates to be issued to evidence the Notes are in due and proper form.

(G) This Agreement has been duly and validly authorized, executed, and delivered by the Company and, assuming due authorization, execution and delivery by the other party or parties hereto, is a valid and binding agreement and is enforceable against the Company in accordance with its terms.

(H) The Escrow Agreement has been duly and validly authorized, executed, and delivered by the Company and, assuming due authorization, execution and delivery by the other party or parties hereto, is a valid and binding agreement and is enforceable against the Company in accordance with its terms.

(I) The Indenture of Trust has been duly and validly authorized, executed, and delivered by the Company and, assuming due authorization, execution and delivery by the other party or parties hereto, is a valid and

binding agreement and is enforceable against the Company in accordance with its terms.

(J) The execution and delivery of the Operative Documents, the performance of the obligations set forth herein or therein, and the consummation of the transactions contemplated hereby or thereby or in the Offering Circular do not and will not conflict with or result in a breach of any of the terms, conditions, or provisions of, or constitute a default under or result in a violation of, (i) any of the Operative Documents; (ii) the charter documents, articles of organization, operating agreement, or other organizational documents of the Company or any Subsidiary; (iii) any law, order, rule, or regulation of any court or governmental authority having jurisdiction over the Company, any Subsidiary, or any of their respective assets or properties; or (iv) to the best knowledge of such counsel, any bond, debenture, note, other evidence of indebtedness, contract, indenture, mortgage, loan agreement, lease, joint venture, or other agreement or instrument to which the Company or any Subsidiary is a party or by which they or any of them or any of their respective assets or properties are bound, which conflict, breach, default, or violation described in this clause (iv) has had or would have a material adverse effect upon any of the transactions contemplated by the Operative Documents or in the Offering Circular, or upon the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company or any Subsidiary.

(K) No consent, approval, authorization, or order of any court or governmental agency or body is required in connection with the issuance, sale, or delivery of the Notes pursuant to this Agreement or the consummation of the transactions contemplated by the Operative Documents or the Offering Circular except such as may be required under the 1933 Act, the 1933 Act Regulations, state securities or "blue sky" laws, and as described in the Offering Circular.

(L) To the best knowledge of such counsel, the Company and the Subsidiaries have all franchises, grants, authorizations, licenses, permits, consents, certificates, and orders ("licenses") necessary for each of them to

conduct the business in which it is engaged, as described in the Offering Circular, except for any license the absence of which would not have a material adverse effect on the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries and except as described in the Offering Statement and the Offering Circular. To the best knowledge of such counsel, all such licenses are valid and in full force and effect.

(M) Neither the Company nor any Subsidiary (i) is in violation of its articles of organization, operating agreement or other organizational documents, or, to the best knowledge of such counsel, (ii) is in violation of any law, order, rule, or regulation of any court or governmental authority having jurisdiction over the Company, any Subsidiary, or any of their respective assets or properties, or (iii) is in default in the performance or observance of any other obligation, agreement, covenant, or condition contained in any bond, debenture, note, other evidence of indebtedness, contract, indenture, mortgage, loan agreement, lease, joint venture, or other agreement or instrument to which it is a party or by which any of its respective properties are bound, which default described in this clause (iii) has had or would have a material adverse effect upon any of the transactions contemplated by the Operative Documents or in the Offering Circular or upon the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries.

(N) There is no action, suit, proceeding, or, to the best knowledge of such counsel, investigation before or by any court or governmental agency or body, domestic or foreign, now pending or, to the best knowledge of such counsel, threatened against or affecting the Company or any Subsidiary or any manager or officer of the Company or any Subsidiary or to which any of their respective assets or properties are subject, that is required to be disclosed in the Offering Statement (other than as disclosed therein), or if determined adversely to the Company or any Subsidiary or any such manager or officer would have a material adverse effect on the purchase and sale of the Notes or would result in any

material adverse change in the earnings, business affairs, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries or would have a material adverse effect on the properties or assets of any of them.

(O) There is no pending legal or governmental proceeding or, to the best knowledge of such counsel, investigation to which the Company or any Subsidiary or any of their managers or officers is a party or to which any of their property is subject that is not described in the Offering Statement, including ordinary routine litigation incidental to their business, that is, considered in the aggregate, material to any of them or their respective properties or assets.

(P) There are no contracts or documents that are required to be described in the Offering Statement or the Offering Circular or to be filed as exhibits to the Offering Statement by the 1933 Act or by the 1933 Act Regulations that have not been so described or filed.

(Q) Neither the Company nor any Subsidiary is an "investment company," as that term is defined in the Investment Company Act of 1940, as amended, or is subject to regulation under such Act.

(R) The Offering Statement is qualified under the 1933 Act Regulations and, to the best knowledge of such counsel, no stop order suspending the qualification of the Offering Statement has been issued under the 1933 Act or proceedings for that purpose initiated or threatened by the Commission.

(S) At the time the Offering Statement initially became qualified and at the time any post-qualification amendment thereto became qualified, the Offering Statement and the Offering Circular (except as to the financial statements and other financial and statistical information included therein, as to which no opinion need be rendered) complied as to form in all material respects with the requirements of the 1933 Act Regulations, Form 1-A under the 1933 Act Regulations and the 1933 Act.

(T) The provisions of the articles of organization and operating agreement of the Company, as in effect on the date of the Offering Circular, are valid and enforceable under the laws of Indiana.

(U) Such counsel has reviewed the statements in the Offering Circular under the caption "Description of the Subordinated Notes" and such statements are correct and complete in all material respects and constitute a fair presentation of all information purported to be set forth therein.

In addition, such counsel shall state that such counsel has participated in the preparation of the Offering Statement and the Offering Circular and each amendment or supplement thereto and that no facts have come to such counsel's attention that lead such counsel to believe that the Offering Statement (other than the financial statements and other financial and statistical information included therein, as to which such counsel need express no belief), at the time the Offering Statement initially became qualified or at the time any post-qualified amendment thereto became qualified, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that the Offering Circular (other than the financial statements and other financial and statistical information included therein, as to which such counsel need express no belief), at the time the Offering Statement initially became qualified or at the time any post-qualified amendment thereto became qualified or at the Closing Time, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

In giving its opinion, such counsel may rely as to matters of law other than federal law and the laws of Indiana upon an opinion or opinions of other counsel satisfactory to you and addressed and delivered to you at the Closing Time, which opinion or opinions shall be in form and substance satisfactory to you or to your counsel.

The opinions expressed in paragraphs ((G), (H), (I) and (J) above as to the enforceability of the documents referred to therein may be qualified to the extent that such enforceability may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium, and other similar laws affecting the rights and remedies of creditors generally. Moreover, such counsel may state in its opinion that the enforceability of such documents is subject to general principles of equity (regardless of whether such enforceability is considered in proceedings in equity or at law).

(ii) The favorable opinion of your counsel, dated as of Closing Time, with respect to the Offering Statement, the Offering Circular, and such other matters as you may reasonably require. In giving their opinion, such counsel may rely (without making other investigations with respect thereto) upon the opinion delivered pursuant to Section 7(b)(i) hereof.

(c) At the time the Offering Statement initially became qualified, you shall have received from Katz, Sapper & Miller, LLP a letter dated such date, in form and substance as attached on Exhibit "B".

(d) At Closing Time you shall have received from Katz, Sapper & Miller, LLP a letter, dated as of Closing Time, in form and substance satisfactory to you, to the effect that it reaffirms the statements made in the letter furnished by it pursuant to subsection (c) of this Section, except that the specified date referred to shall be a date not more than five business days prior to Closing Time.

(e) At Closing Time you shall have received a memorandum, addressed to you, prepared by your counsel and relating to the securities or "blue sky" laws of the jurisdictions designated by the Company in accordance with the provisions of Section 5(g) hereof, supplying information concerning the extent to which and conditions upon which offers made by the Offering Circular and sale of the Notes sold at Closing Time will be in compliance with such securities or "blue sky" laws and indicating the "blue sky" action, if any, that was taken in each of such jurisdictions so as to permit such offers and sales indicated in such survey. Such memorandum (which shall be understood not to constitute an opinion of law) may be based upon an examination of the statutes and regulations, if any, of such jurisdictions as reported in standard compilations and upon interpretive advice obtained from representatives of certain securities commissions.

(f) At the Closing Time, you shall have received a written certification from the appropriate officers of the Company as to the accuracy and completeness of the Offering Circular and the Offering Statement.

(g) At Closing Time, there shall not have been, since the respective dates as of which information is given in the Offering Statement and the Offering Circular, any material adverse change in the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries, or any casualty loss or material condemnation that would have a material adverse effect on the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company or its Subsidiaries, whether or not arising in the ordinary course of business, or that would materially adversely affect the purchase or sale of the Notes, and you shall have received a certificate of the President or Executive Vice President of the managing member of the Company, dated as of Closing Time, to the effect, to the best knowledge of such officer, that (i) there has been no such material adverse change, (ii) the representations and warranties in Section 2 are true and correct with the same force and effect as though expressly made at and as of Closing Time, (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to Closing Time, and (iv) all conditions to the obligations of the Placement Agent and the Closing under this Section 7 have been and are satisfied at and as of the Closing Time.

(h) If any of the conditions specified in this Section 7 shall not have been fulfilled when and as required to be fulfilled, this Agreement and all of your obligations

hereunder may be terminated by you by notifying the Company of such termination in writing or by telegram at any time at or prior to Closing Time and any such termination shall be without liability of any party to any other party, except that the provisions of Sections 6, 9, and 10 hereof shall survive such termination.

SECTION 8. **Conditions of the Company's Obligations.** The obligations of the Company to close hereunder are subject: (i) to the accuracy of the representations and warranties of the Placement Agent contained herein, which must be true and correct as of the date hereof and at Closing Time; (ii) to the performance by the Placement Agent of its obligations hereunder; and (iii) to the obtaining of legally valid and binding subscriptions for at least $2,650,000 in Notes and receipt by the Escrow Agent of full payment of the purchase price for such Notes on or before the Offering Termination Date. If any of the conditions specified in this Section 8 shall not have been fulfilled when and as required to be fulfilled, this Agreement and all obligations of the Company hereunder may be terminated by the Company by notifying you of such termination in writing or by telegram at any time at or prior to Closing Time, and any such termination shall be without liability of any party to any other party, except that the provisions of Sections 6, 9, and 10 hereof shall survive such termination.

SECTION 9. **Indemnification.** (a) The Company agrees to indemnify and hold harmless the Placement Agent, and each person, if any, who controls the Placement Agent within the meaning of Section 15 of the 1933 Act, as follows:

(i) against any and all loss, liability, claim, damage, and expense whatsoever arising out of any untrue statement or alleged untrue statement of a material fact contained in the Offering Statement (or any amendment thereto), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of any untrue statement or alleged untrue statement of a material fact contained in any offering circular or the Offering Circular (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

(ii) against any and all loss, liability, claim, damage, and expense whatsoever to the extent of the aggregate amount paid in settlement of any litigation or of any investigation or proceeding by any governmental agency or body, commenced or threatened, or by any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, if such settlement is effected with the written consent of the Company; and

(iii) against any and all expense whatsoever (including, subject to Section 9(c), the fees and disbursements of counsel chosen by you) reasonably incurred in investigating, preparing, or defending against any litigation or investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above; provided, however, that this

indemnity agreement does not apply to any loss, liability, claim, damage, or expense to the extent, but only to the extent, arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information contained in the Section of the offering circular captioned "Underwriting" furnished to the Company by or on behalf of you expressly for use in the Offering Statement (or any amendment thereto) or any preliminary Offering Circular or the Offering Circular (or any amendment or supplement thereto).

(b) The Placement Agent agrees to indemnify and hold harmless the Company and each manager or officer of the Company who signed the Offering Statement, and each person, if any, who controls the Company, within the meaning of Section 15 of the 1933 Act, against any and all loss, liability, claim, damage, and expense described in the indemnity agreement contained in subsection (a) of this Section, but only with respect to and to the extent arising out of untrue statements or omissions, or alleged untrue statements or omissions, made in the Offering Statement in reliance upon and in conformity with written information contained in the section of the Offering Circular captioned "Underwriting" furnished to the Company by the Placement Agent expressly for use in the Offering Statement or any preliminary offering circular or the Offering Circular.

(c) Each indemnified party shall give prompt written notice to the indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder by an indemnified party. Failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability that it may have otherwise than on account of this Agreement. After such notice, if an indemnifying party shall acknowledge in writing to such indemnified party that such indemnifying party shall be liable under this Section 9 for all loss, liability, claim, damage, and expense of the indemnified party in connection with such action, such indemnifying party may participate at its own expense in the defense of such action. If it so elects within a reasonable time after receipt of such notice, an indemnifying party may assume the defense of such action with counsel chosen by it and approved by the indemnified parties defendant in such action, unless such indemnified parties reasonably object to such assumption on the ground that the named parties to any such action (including any impleaded parties) include both such indemnified parties and the indemnifying party and such indemnified parties reasonably believe that there may be legal defenses available to them which are different from or in addition to those available to such indemnifying party. If an indemnifying party shall have assumed the defense of such action in accordance with the preceding sentence, the indemnifying party shall not be liable for any fees and expenses of counsel for the indemnified parties incurred thereafter in connection with such action. In no event shall an indemnifying party be liable for fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) for all indemnified parties in connection with any one action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. All such fees and expenses of counsel for indemnified parties that the indemnifying party shall be responsible to reimburse shall be reimbursed as they are incurred.

SECTION 10. **<u>Contribution.</u>** In order to provide for just and equitable contribution in circumstances in which the indemnity agreement provided for in Section 9 is for

any reason held to be unenforceable by a court of competent jurisdiction, although applicable in accordance with its terms, the Company, on the one hand, and the Placement Agent, on the other hand, shall contribute to the aggregate losses, liabilities, claims, damages, and expenses of the nature contemplated by such indemnity agreement incurred by the Company and the Placement Agent (a) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Placement Agent, on the other, from the offering of the Notes or (b) if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault (as determined by a court of competent jurisdiction or a panel of arbitration) of the Company, on the one hand, and the Placement Agent, on the other, in connection with the statements or omissions that resulted in such losses, liabilities, claims, damages, and expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company, on the one hand, and the Placement Agent, on the other, shall be deemed to be in the same proportions as the total proceeds from the offering (before deducting expenses) received by the Company bear to the total commissions received by the Placement Agent. The relative fault of the Company, on the one hand, and the Placement Agent, on the other, shall be determined by reference to, and among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Company, on the one hand, or by the Placement Agent, on the other, and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

The parties agree that it would not be just or equitable if contribution pursuant to this Section 10 were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 10, the Placement Agent shall not be required to contribute any amount in excess of the commissions received by the Placement Agent from the sale of Notes. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section, each person, if any, who controls the Placement Agent within the meaning of Section 15 of the 1933 Act shall have the same rights to contribution as the Placement Agent and each manager or officer of the Company who signed the Offering Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act shall have the same rights to contribution as the Company.

SECTION 11. Survival of Representations, Warranties and Agreements. All representations, warranties, and agreements contained in this Agreement or contained in certificates of the Company submitted pursuant hereto, shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of the Placement Agent or any controlling person of the Placement Agent, or by or on behalf of the Company, and shall survive Closing Time.

SECTION 12. Effective Date of this Agreement and Termination Thereof.

(a) This Agreement shall become effective immediately upon acceptance and delivery hereof by the Placement Agent.

(b) The Placement Agent may terminate this Agreement by notice to the Company at any time at or prior to Closing Time in accordance with the provisions of Section 7 hereof or (i) if there has been, since the respective dates as of which information is given in the Offering Statement, any material adverse change in the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company or the Subsidiaries, whether or not arising in the ordinary course of business, as in the judgment of the Placement Agent would make it inadvisable to proceed with the offering, sale, or delivery of the Notes; or (ii) if there has occurred any outbreak of hostilities or other calamity or crisis the effect of which on the financial markets of the United States is such as to make impractical, in your judgment, the offering, sale, or delivery of the Notes.

(c) The Company may terminate this Agreement by notice to the Placement Agent in accordance with the provisions of Section 8 hereof.

(d) Any termination of this Agreement shall be without liability of any party to any other party, except that the provisions of Sections 6, 9, and 10 hereof shall survive such termination.

(e) Notice of termination of this Agreement pursuant to subsection (b) of this Section, shall be given by telephone, facsimile, or telegram and confirmed in writing in accordance with Section 13 hereof.

SECTION 13. Notices. Except as herein otherwise provided, all communications hereunder shall be in writing and, if sent to the Placement Agent, shall be mailed, delivered via messenger or facsimile, or telegraphed and confirmed to Indiana Securities, LLC, 1705 North Meridian Street, Indianapolis, Indiana 46202, or if sent to the Company, shall be mailed, delivered, telecopied, or telegraphed and confirmed at 3755 East 82nd Street, Suite 120, Indianapolis, Indiana 46240, Attention: C. Richard Davis.

SECTION 14. Parties. This Agreement shall inure to the benefit of and be binding upon the Placement Agent, the Company, and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm, or corporation, other than the parties hereto and their respective successors and the controlling persons and the managers and officers referred to in Sections 9 and 10 hereof, any legal or equitable right, remedy, or claim under or in respect of this Agreement or any provision herein contained; this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of the parties hereto and their respective successors and such controlling persons and officers and directors, and for the benefit of no other person, firm, or corporation.

SECTION 15. Entire Contract; Governing Law. This Agreement and the Escrow Agreement contain all of the representations and the entire contract between the parties hereto and supersede any previous agreement between the parties with respect to the matter contained herein, oral or written. This Agreement shall be governed by the laws of the State of Indiana (other than the choice of law rules thereof).

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us a counterpart hereof, whereupon this instrument together with all counterparts will become a binding agreement between the Company and you in accordance with its terms.

Very truly yours,
DAVIS HOMES, LLC

By: Davis Holding Corporation,
Managing Member

By:____________________
C. Richard Davis
Executive Vice President

Confirmed and accepted as of the date first above written:

INDIANA SECURITIES, LLC

By: ______________
Frank D. Neese, Managing Member

642798.2

Exhibit 2.1

Articles of Organization of Davis Homes, LLC

COPY

ARTICLES OF ORGANIZATION

OF

DAVIS HOMES, LLC.

The undersigned organizer, desiring to form a limited liability company (the "Company") pursuant to the provisions of the Indiana Business Flexibility Act, as amended (the "Act"), executes the following Articles of Organization.

ARTICLE I

Name

The name of the Company is "Davis Homes, LLC."

ARTICLE II

Registered Office and Registered Agent

Section 2.1. Registered Office. The address of the Registered Office of the Company is 3755 East 82nd Street, Suite 120, Indianapolis, Indiana 46240.

Section 2.2. Registered Agent. The name and address of the Company's registered agent for service of process is Ronald F. Shady, Jr., Esq., 135 North Pennsylvania Street, 2000 First Indiana Plaza, Indianapolis, Indiana 46204.

ARTICLE III

Period of Existence

Section 3.1. The period during which the Company shall continue is perpetual until the occurrence of an "Event of Dissociation" (as defined below), unless the business of the Company is continued by the consent of a Majority in Interest of the Members (defined as remaining Members whose percentage interests in both profits and capital total more than fifty percent (50%)) obtained within ninety (90) days after the occurrence of such event. "Event of Dissociation" means:

(a) the bankruptcy, dissolution and/or commencement of winding up of a Member.

(b) the withdrawal of a Member from the Company.

(c) when a Member ceases to be a Member by reason of the transfer of such Member's interest in the Company.

(d) the death or incompetency of a Member who is an individual.

ARTICLE IV

Management

Management of the business and affairs of the Company is vested in Davis Holding Corporation, an Indiana corporation, who is and shall be the sole "Manager" of the Company as provided in I.C. 23-18-1-14 and I.C. 23-18-4-1 of the Act.

ARTICLE V

Amendment of Articles

The Company reserves the right to amend, alter, change or repeal any provision contained in these Articles, or in any amendment hereto, or to add any provision to these Articles or to any amendment hereto, in any manner now or hereafter prescribed or permitted by the provisions of the Act or any amendment thereto; provided that the written consent is first obtained of the Members whose aggregate percentage interests in the Company total one hundred percent (100%) of the aggregate percentage interests in the Company.

IN WITNESS WHEREOF, the undersigned, being the sole organizer of the Company, hereby executes these Articles and verifies subject to the penalties of perjury that the facts contained herein are true.

By Ronald F. Shady, Jr.
Ronald F. Shady, Jr.

This instrument prepared by Ronald F. Shady, Jr., Attorney at Law, Klineman, Rose and Wolf, 135 North Pennsylvania Street, 2000 First Indiana Plaza, Indianapolis, Indiana 46204-2456; (317) 264-5000.

Exhibit 2.2

Operating Agreement of Davis Homes, LLC

DRAFT

OPERATING AGREEMENT
OF
DAVIS HOMES, LLC

This Operating Agreement (the "Agreement") for DAVIS HOMES, LLC (the "Company") is entered into and shall be effective as of the ____ day of December, 1994, by and among DAVIS HOLDING CORPORATION, an Indiana corporation, DAVIS INVESTMENTS, L.P., an Indiana limited partnership, and ELLER RUN DEVELOPMENT CORPORATION, an Indiana corporation, pursuant to the provisions of the Indiana Business Flexibility Act, on the following terms and conditions:

ARTICLE I
THE COMPANY

1.1 Formation. The parties hereto do hereby form a limited liability company (the "Company") for the purpose of conducting business within the State of Indiana and shall cause Articles of Organization for the Company to be filed with the Indiana Secretary of State. The Company and this Agreement shall become effective upon the filing of the Articles of Organization, pursuant to, in accordance with, and for purposes of, the provisions of the Act.

1.2 Name. The name of the Company shall be DAVIS HOMES, LLC and all business of the Company shall be conducted in such name and/or under the such other names as may be lawfully approved and adopted by the Company.

1.3 Purpose. The purposes of the Company shall be as follows:

(a) To own, develop, construct, hold, sell, finance, refinance and otherwise deal with residential and/or commercial real property;

(b) To deal in services and take other appropriate steps to further the financial interests of the Company;

(c) To enter partnership agreements in the capacity of a General Partner or a Limited Partner, to become a member of a joint venture or a limited liability company, or to participate in some other form of syndication for investment; and

(d) To engage in any other lawful business or activity.

1.4. Place of Business. The principal place of business of the Company shall be located at 3755 East 82nd Street, Suite 120, Indianapolis, Indiana 46240 or at such other place in the State of Indiana as may be approved by the Members.

1.5 Term. The term of the Company shall commence on the date the Articles of Organization are filed and shall be perpetual, unless earlier terminated or liquidated in accordance with the terms of this Agreement.

1.6 Statutory Compliance. The Company shall exist under and be governed by, and this Agreement shall be construed in accordance with, the applicable laws of the State of Indiana. The Members shall make all filings and disclosures required by, and shall otherwise comply with, all such laws. The Members shall execute and file in the appropriate records any assumed or fictitious name certificates and other documents and instruments as may be necessary or appropriate with respect to the formation of, and conduct of business by, the Company, including, but not limited to, the filing of the Articles of Organization.

1.7 Title to Property. All real and personal property owned by the Company shall be owned by the Company as an entity and no Member shall have any ownership interest in such property in its individual name or right, and each Member's interest in the Company shall be personal property for all purposes. The Company shall hold all of its property in the name of the Company and not in the name of any Member.

1.8 Payments of Member Obligations. The Members shall use the Company's credit and assets solely for the benefit of the Company and no asset of the Company shall be transferred or encumbered for or in payment of any individual obligation of a Member.

1.9 Definitions. Capitalized words and phrases used in this Agreement have the following meanings:

(a) "Act" means the Indiana Business Flexibility Act, as set forth in I.C. §§ 28-18-1-1 et seq., as amended from time to time (or any corresponding provisions of succeeding law).

(b) "Affiliate" means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with such Person, (ii) any Person owning or controlling ten percent (10%) or more of the outstanding voting interests of such Person, (iii) any officer, director, or general partner of such Person, or (iv) any Person who is an officer, director, general partner, trustee, or holder of ten percent

(10%) or more of the voting interests of any Person described in clauses (i) through (iii) of this sentence. For purposes of this definition, the term "controls," "is controlled by," or "is under common control with" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract or otherwise.

(c) "Agreement" means this Operating Agreement, as amended from time to time. Words such as "herein," "hereinafter," "hereof," "hereto," and "hereunder" refer to this Agreement as a whole, unless the context otherwise requires.

(d) "Bankruptcy" means, with respect to any Person, a "Voluntary Bankruptcy" or an "Involuntary Bankruptcy." A "Voluntary Bankruptcy" means, with respect to any Person, the inability of such Person generally to pay its debts as such debts become due, or an admission in writing by such Person of its inability to pay its debts generally or a general assignment by such Person for the benefit of creditors; the filing of any petition or answer by such Person seeking to adjudicate it a bankrupt or insolvent, or seeking for itself any liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of such Person or its debts under any law relating to bankruptcy, insolvency, or reorganization or relief of debtors, or seeking, consenting to, or acquiescing in the entry of an order for relief or the appointment of a receiver, trustee, custodian, or other similar official for such Person or for any substantial part of its property; or corporate action taken by such Person to authorize any of the actions set forth above. An "Involuntary Bankruptcy" means, with respect to any Person, without the consent or acquiescence of such Person, the entering of an order for relief or approving a petition for relief or reorganization or any other petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or other similar relief under any present or future bankruptcy, insolvency, or similar statute, law, or regulation, or the filing of any such petition against such Person which petition shall not be dismissed within ninety (90) days, or, without the consent or acquiescence of such Person, the entering of an order appointing a trustee, custodian, receiver or liquidator of such Person or of all or any substantial part of the property of such Person which order shall

not be dismissed within sixty (60) days.

(e) "Business Day" means a day of the year on which banks are not required and/or authorized to close in Indianapolis, Indiana.

(f) "Capital Account" means, with respect to any Member, the Capital Account maintained in accordance with the following provisions:

(i) To each Member's Capital Account there shall be credited such Member's Capital Contributions, such Member's distributive share of Profits and any items in the nature of income or gain which are specially allocated pursuant to Section 3.2 or Section 3.3 hereof, and the amount of any Company liabilities assumed by such Member or which are secured by any Property distributed to such Member;

(ii) To each Member's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Property distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of Losses and any items in the nature of expenses or losses which are specially allocated pursuant to Section 3.2 or Section 3.3 hereof, and the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(iii) In determining the amount of any liability for purposes of Sections 1.9(f)(i) and 1.9(f)(ii) hereof, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Members shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company or the Members), are computed in order to comply with such Regulations, the Members may make such

modification, provided that it is not likely to have a material effect on the amounts distributable to any Member upon the dissolution of the Company. The Members also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes in accordance with Regulations Section 1.704-1(b)(2)(iv)(g), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b).

(g) "Capital Contributions" means, with respect to any Member, the amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Company with respect to the Company interest held by such Member pursuant to the terms of this Agreement. The principal amount of a promissory note which is not readily traded on an established securities market and which is contributed to the Company by the maker of the note (or a Person related to the maker of the note within the meaning of Regulations Section 1.704-1(b)(2)(ii)(c) shall not be included in the Capital Contribution of any Member until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Regulations Section 1.704-1(b)(2)(iv)(d)(2).

(h) "Code" means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

(i) "Company" means the limited liability company formed by this Agreement and the limited liability company continuing the business of this Company in the event of dissolution as herein provided.

(j) "Company Minimum Gain" has the same meaning as set forth in Regulations Sections 1.704-2(b)(2) and 1.704-2(d)for Partnership Minimum Gain.

(k) "Depreciation" means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Fiscal Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount which

bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deductions for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Members.

(l) "Fiscal Year" means (i) the period commencing on the effective date of this Agreement and ending on December 31st, (ii) any subsequent twelve (12) month period commencing on January 1st and ending on December 31st, or (iii) any portion of the period described in clause (ii) for which the Company is required to allocate Profits, Losses, and other items of Company income, gain, loss, or deduction pursuant to Article III hereof.

(m) "Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the Members;

(ii) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values as of the following times: (a) the admission of an additional Member; (b) the distribution by the Company to a Member (other than normal distributions of cash flow) as consideration for an interest in the Company; and (c) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g).

(iii) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the Members; and

(iv) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or

Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and Sections 1.9(w)(vi) and 3.2(c) hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this Section 1.9(m)(iv) to the extent the Members determine that an adjustment pursuant to Section 1.9(m)(ii) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Section 1.9(m)(iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Section 1.9(m)(i), Section 1.9(m)(ii), or Section 1.9(m)(iv) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

(n) "Interest" means with respect to a Member such Member's interest in the Profits and Losses of the Company, as set forth on Exhibit "A" of this Agreement.

(o) "Issuance Items" has the meaning set forth in Section 3.2(f).

(p) "Nonrecourse Deductions" has the meaning set forth in Section 1.704-2(b)(1) of the Regulations.

(q) "Nonrecourse Liability" has the meaning set forth in Section 1.704-2(b)(3) of the Regulations.

(r) "Member Nonrecourse Debt" has the same meaning as is set forth in Section 1.704-2(b)(4) of the Regulations for Partner Nonrecourse Debt.

(s) "Member Nonrecourse Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Regulations.

(t) "Member Nonrecourse Deductions" has the same meaning set forth in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Regulations for Partner Nonrecourse Deductions.

(u) "Members" means those individuals and entities executing this Agreement as Members. "Member" means any one of the Members.

(v) "Person" means any individual, partnership, corporation, trust, or other entity.

(w) "Profits" and "Losses" means, for each Fiscal Year, an amount equal to the Company's taxable income or loss for such Fiscal Year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this Section 1.9(w) shall be added to such taxable income or loss;

(ii) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this Section 1.9(w) shall be subtracted from such taxable income or loss;

(iii) In the event the Gross Asset Value of any Company asset is adjusted pursuant to Section 1.9(m)(ii) or Section 1.9(m)(iii) hereof, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(iv) Gain or loss resulting from any disposition of Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the Property disposed of, notwithstanding that the adjusted tax basis of such Property differs from its Gross Asset Value;

(v) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with Section 1.9(m) hereof; and

(vi) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

(vii) Notwithstanding any other provision of this Section 1.9(w), any items which are specifically allocated pursuant to Section 3.3 hereof shall not be taken into account in computing Profits or Losses.

(x) "Property" means all real and personal property acquired by the Company and any improvements thereto, and shall include both tangible and intangible property.

(y) "Regulations" means the Income Tax Regulations, including Temporary Regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

(z) "Transfer" means, as a noun, any voluntary or involuntary transfer, sale, pledge or other disposition and, as a verb, voluntarily or involuntarily to transfer, sell, pledge or otherwise dispose of.

ARTICLE II
CAPITAL CONTRIBUTIONS

2.1 <u>Members</u>. The names, addresses, initial Capital Contributions, and the percentage interests of each of the Members are set forth on Exhibit "A" hereto and incorporated by reference herein.

2.2 <u>Additional Capital Contributions</u>. The Members shall not be required to make any additional capital contributions and in no event shall a Member be personally liable for any losses, obligations, or debts of the Company in excess of its respective initial capital contribution, except as specifically agreed upon by such Member.

2.3 Other Matters.

(a) Except as otherwise provided in this Agreement, no Member shall demand or receive a return of its Capital Contributions or withdraw from the Company without the consent of all Members. Under circumstances requiring a return of any Capital Contributions, no Member shall have the right to receive property other than cash except as may be specifically provided herein.

(b) No Member shall receive any interest, salary or drawing with respect to its Capital Contributions or its Capital Account or for services rendered on behalf of the Company or otherwise in its capacity as Member, except as otherwise provided in this Agreement.

(c) Except as otherwise provided in this Article II, no Person shall be admitted to the Company as a Member without the unanimous consent of the Members.

ARTICLE III
ALLOCATIONS

3.1 Profits and Losses. After giving effect to the Special Allocations set forth in sections 3.2 and 3.3 hereof, Profits and Losses for any Fiscal Year shall be allocated among the Members in accordance with their percentage interests in the Profits and Losses of the Company, as set forth in Exhibit "A" attached hereto and incorporated herein.

3.2 Special Allocations. The following special allocations shall be made in the following order:

(a) Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(f) of the Regulations, notwithstanding any other provision of this Article III, if there is a net decrease in Company Minimum Gain during any Company Fiscal Year, each Member shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Regulations. This Section 3.2(a) is intended to comply with the minimum gain chargeback requirement in such Section of the Regulations and shall be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this Article III, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Company Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section 3.2(b) is intended to comply with the minimum gain chargeback requirement in such Section of the Regulations and shall be interpreted consistently therewith.

(c) Code Section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts, as a result of a distribution to a Member in complete liquidation of interests the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specifically allocated to the Members in accordance with their interests in the Company in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Members to whom such distribution was made in the event that Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(d) Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated among the Members in proportion to their Interests in the Company, as set forth in Exhibit "A".

(e) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulation Sections 1.704-2(i)(1) and 1.704-2(i)(2).

(f) Allocations Relating to Taxable Issuance of Company Interests. Any income, gain, loss or deduction realized as a direct or indirect result of the issuance of an interest in the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

3.3 Curative Allocations. The allocations set forth in Sections 3.2(a), 3.2(b), 3.2(c), 3.2(d), and 3.2(e) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 3.3. Therefore, notwithstanding any other provision of this Article III (other than the Regulatory Allocations), the Members shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Sections 3.1 and 3.2(f). In exercising their discretion under this Section 3.3, the Members shall take into account future Regulatory Allocations under Sections 3.2(a) and 3.2(b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Section 3.2(d) and 3.2(e).

3.4 Other Allocation Rules.

(a) The Members are aware of the income tax consequences of the allocations made by this Article III and hereby agree to be bound by the provisions of this Article III in reporting their shares of Company income and loss for income tax purposes.

(b) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Members using any permissible method under Code Section 706 and the Regulations thereunder.

(c) Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations Section

1.752-3(a)(3), the Members' interests in Company Profits are in proportion to their Interests, as set forth on Exhibit "A".

(d) To the extent permitted by Section 1.704-2(h)(3) of the Regulations, the Members shall endeavor not to treat distributions of cash as having been made from the proceeds of a Nonrecourse Liability or a Member Nonrecourse Debt.

3.5 Tax Allocations; Code Section 704(c). In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with Section 1.9(m)(i) hereof).

In the event the Gross Asset Value of any Company asset is adjusted pursuant to Section 1.9(m)(ii) hereof, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Members in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 3.5 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Person's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provisions of this Agreement.

ARTICLE IV
DISTRIBUTIONS

4.1 Distributions. Except as may be otherwise provided in this Agreement, the Company shall distribute to the Members the net cash flow of the Company. Such distributions shall be made at such times as the Manager shall determine and shall be distributed among the Members in proportion to their Interests in the Company; provided, however, that in all events, the Company shall distribute to each Member, prior to the end of the third month following the close of each taxable year of the Company, an amount equal to such Member's distributive share of the net taxable income of the Company (as computed for Federal income tax purposes) multiplied by forty-five percent (45%), it

being the intent of the parties that, at a minimum, each Member shall receive a distribution of cash equal to the tax liability generated by such Member's distributive share of the Company's net taxable income. For purposes of this Agreement, the term "net cash flow of the Company" means the gross cash proceeds from Company operations less the portion hereof used to pay or establish reserves for all Company expenses, debt payments, capital improvements, replacements, and contingencies, all as determined by the Manager. The net cash flow of the Company shall not be reduced by depreciation, amortization, cost recovery deductions or similar allowances.

4.2 Amounts Withheld. All amounts withheld pursuant to the Code or any provision of any state or local tax law with respect to any payment or distribution to the Company or the Members shall be treated as amounts distributed to the Members pursuant to this Article IV for all purposes under this Agreement. The Company is authorized to withhold from distributions, or with respect to allocations, to the Member and to pay over to any federal, state or local government any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state or local law and shall allocate such amounts to the Members with respect to which such amount was withheld.

ARTICLE V
MANAGEMENT; RIGHTS AND DUTIES OF MEMBERS

5.1 General. The initial Manager, or Managing Member, of the Company shall be DAVIS HOLDING CORPORATION. The business and affairs of the Company shall be managed by its Manager. Except for situations in which the approval of the Members is expressly required by this Operating Agreement or by nonwaivable provisions of applicable law, the Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. The Manager shall hold office until the next annual meeting of Members or until its successor shall have been elected and qualified. The Manager shall be elected by the affirmative vote of Members holding at least a Majority Interest. In addition to any other rights and powers, the Manager may exercise the following specific rights and powers without any further consent of the other Members being required:

(a) To take any and all reasonable and/or necessary actions to enable the Company to engage in the acquisition, development, construction, operation, management, and/or sale of real estate;

(b) To acquire or dispose of real property (including any interest therein) for cash, securities, other property, or any combination thereof upon such terms and conditions as the Manager may, from time to time, determine (including, in instances where the property is encumbered, on either an assumption or a "subject to" basis);

(c) To finance the Company's activities either with the seller of the property or materials or by borrowing money from third parties, all on such terms and conditions as the Manager deems appropriate. In instances where money is borrowed for Company purposes, the Manager shall be, and hereby is, authorized to pledge, mortgage, encumber, or grant a security interest in the property or materials acquired and/or other Company assets for the repayment of such loans;

(d) To employ, retain, or otherwise secure or enter into other contracts with personnel or firms to assist in acquiring, developing, improving, managing, and general operation of the Company's business, including, but not limited to attorneys, accountants, architects, business consultants, contractors and engineers, all on such terms and for such consideration as the Manager deems advisable;

(e) To expend the capital and income of the Company to the extent permitted by this Agreement;

(f) To ask for, collect and receive any rents, issues and profits or income from any Property of the Company, or any part or parts thereof, and/or any services provided by the Company and to disburse Company funds for Company purposes to those persons entitled to receive same;

(g) To purchase from or through others, contracts of liability, casualty or other insurance for the protection of the properties or affairs of the Company or the Members, or for any purpose convenient or beneficial to the Company;

(h) To pay all taxes, licenses or assessments of whatever kind or nature imposed upon or against the Company or its assets, and for such purposes to make such returns and do all other such acts or

things as may be deemed necessary and advisable by the Company;

(i) To establish, maintain and supervise the deposit of any monies or securities of the Company with federally insured banking institutions or other institutions as may be selected by the Manager, in accounts in the name of the Company with such institutions;

(j) To institute, prosecute, defend, settle, compromise and dismiss lawsuits or other judicial or administrative proceedings brought on or in behalf of, or against, the Company or the Members in connection with activities arising out of, connected with or incidental to this Agreement, and to engage counsel or others in connection therewith;

(k) To execute for and on behalf of the Company all applications for permits and licenses as the Manager deems necessary and advisable;

(l) To perform all ministerial acts and duties relating to the payment of all indebtedness, taxes and assessments due or to become due with regard to the Company, and to give and receive notices, reports and other communications arising out of or in connection with the conduct of the Company's business; and

(m) To take any and all other actions which are permitted under applicable law and which are customary or reasonably related to the Company's business.

5.2 Insurance. The Manager shall procure and maintain, or cause to be procured and maintained, insurance sufficient to enable the Company to comply with applicable laws, regulations and requirements.

5.3 Standard of Care. The Manager shall use reasonable efforts to perform its duties hereunder. The Manager shall devote such of the time of its personnel to the business of the Company as may be necessary for the efficient carrying on thereof. Whenever reasonably requested by any Member, the Manager shall render a just and faithful account of all dealings and transactions relating to the business of the Company.

5.4 Restrictions on the Manager and Members. Notwithstanding anything in this agreement to the contrary, neither the Manager nor any other Member shall have any authority to do any of the following acts on behalf of the Company without the approval of a majority, in interest not in numbers, of the Members:

(a) admitting a new Member to the Company;

(b) doing any act in contravention of this Agreement or which would make it impossible or unreasonably burdensome to carry on the business of the Company; or

(c) possessing any property of the Company, or assigning the rights of the Company in any of its property.

Notwithstanding the above, the Manager have the right to take such actions as it, in its reasonable judgment, deems necessary for the protection of life or health or the preservation of Company assets if, under the circumstances, in the good faith estimation of the Manager, there is insufficient time to allow the Manager to obtain the approval of the Members to such action and any delay would materially increase the risk to life or health or preservation of assets. The Manager shall notify the Members of each such action contemporaneously therewith or as soon as reasonably practicable thereafter. Such authority shall lapse and terminate upon reduction of such risk to life or health or preservation of assets or upon receipt by the Manager of telephone, telegraphic or written notice from any Member of his or her disapproval of any or all of the proposed actions.

5.5 Nominees. All Members recognize that sometimes there are practical difficulties in doing business as a limited liability company, occasioned by outsiders seeking to satisfy themselves relative to the capacity of the Manager to act for and on behalf of the Company, or for other reasons. Therefore, the Members hereby specifically authorize the Manager to acquire real and personal property, arrange financing, enter contracts, and complete any other arrangements needed to effectuate the purpose of this Company, either in its own name or in the name of a nominee, without having to disclose the existence of this Company. If the Manager decides to transact any portion of the Company's business in its own name or in the name of a nominee, the Manager shall place a written declaration of trust in the Company books and records that acknowledges the capacity in which it or the nominee acts and the name of the true or equitable owner, being the Company.

5.6 Compensation of Manager. The Manager will receive an annual fee as compensation for acting as Manager and shall be entitled to reimbursement for any expenses paid by it arising out of the business of the Company. The Manager's compensation may be adjusted annually by a majority vote, in interest not in numbers, of the Members (including the Manager). It is intended that the Manager's compensation will be treated for tax purposes as a payment under Section 707(c) of the Internal Revenue Code, as amended from time to time.

ARTICLE VI
ACCOUNTING, BOOKS AND RECORDS

6.1 Accounting, Books and Records. The Company shall maintain at its principal place of business separate books of account for the Company which shall show a true and accurate record of all costs and expenses incurred, all charges made, all credits made and received, and all income derived in connection with the operation of the Company business. The Manager shall determine whether the cash or accrual method of accounting is to be used in keeping the Company records in preparation of its annual reports and for tax purposes and shall keep its books accordingly. The Company's year-end shall be December 31. Each Member shall, at its sole expense, have the right, at any time without notice to any other Member, to examine, copy, and audit the Company's books and records during normal business hours.

6.2 Reports. Within ninety (90) days after the end of each Fiscal Year, the Company shall provide each Member with a copy of the balance sheet of the Company as of the last day of such Fiscal Year, a statement of the Company's cash flow for such Fiscal Year, a statement of income or loss for the Company for such Fiscal Year, and a statement of the Members' Capital Accounts and changes therein for such Fiscal Year. Such statements shall be reviewed by the Company's accountants.

6.3 Tax Returns. The Company shall furnish each Member with a copy of each income tax return filed by the Company, together with any schedules or other information which each Member may require in connection with such Member's own tax affairs.

6.4 Special Basis Adjustment. Unless approved by the Members, the Company shall not make an election to adjust the basis of the Company's property in the manner provided in Sections 734(b) and 743(b) of the Code.

6.5 Tax Matters Member. The Manager shall act as the "Tax Matters Partner" under the Code and in any similar capacity under state or local law.

6.6 Banking. All funds of the Company shall be deposited in the Company's name, in such account or accounts with member banks of the FDIC as may be approved by the Manager; provided, however, that the Manages may elect to deposit all or a portion of the funds standing in the Company reserves in interest-bearing accounts with, or apply such funds to purchase short-term interest-bearing investments issued or guaranteed as to payment by, such banks or other financial institutions that are members of the FDIC or the United States (or its agencies or instrumentalities). Withdrawals of funds from Company accounts shall be made on such signature or signatures as the Manager may approve from time to time.

ARTICLE VII
METHOD OF VOTING; COMPANY MEETINGS; AMENDMENTS

7.1 General. Actions and decisions requiring the approval of the Members pursuant to any provision of this Agreement may be authorized or made either by vote of the required number of Members taken at a meeting of the Members, or by unanimous written consent without a meeting.

7.2 Meetings. Any Member may call a meeting to consider approval of an action or decision under any provision of this Agreement by delivering to each other Member notice of the time and purpose of such meeting at least ten (10) Business Days before the day of such meeting. A Member may waive the requirement of notice of a meeting either by attending such meeting or executing a written waiver before or after such meeting. Any such meeting shall be held during the Company's normal business hours at its principal place of business unless all of the other Members consent in writing or by their attendance at such meeting to its being held at another location or time.

7.3 Unanimous Consent. Any Member may propose that the Company authorize an action or decision pursuant to any provision of this Agreement by unanimous written consent of all Members in lieu of a meeting. A Member's written consent may be evidenced by his signature on a counterpart of the proposal or by a separate writing (including a facsimile) that identifies the proposal with reasonable specificity and states that such Member consents to such proposal.

7.4 Vote by Proxy. A Member may vote (or execute a written consent) by proxy given to any other Member. Any such proxy must be in writing and must identify the specific meeting or matter to which the proxy applies or state that it applies to all matters (subject to specified reservations, if any) coming before the Company for approval under any provision of this Agreement prior to a specified date (which shall not be later

than the first anniversary date of the date on which such proxy is given). Any such proxy shall be revocable at any time and shall not be effective at any meeting at which the Member giving such proxy is in attendance.

7.6 Records. The Company shall maintain permanent records of all actions taken by the Members pursuant to any provision of this Agreement, including minutes of all Company meetings, copies of all actions taken by consent of the Members, and copies of all proxies pursuant to which one Member votes or executes a consent on behalf of another.

7.7 Amendments. Any provision of this Agreement may be amended from time to time only upon the affirmative vote of all of the Members.

ARTICLE VIII
TRANSFERS

8.1 Restrictions on Transfers. Except as specifically provided in Section 8.2, no Member shall Transfer all or any portion of his or her interest in the Company or any rights therein without the consent of the Manager, which consent may be withheld for any reason. Any Transfer or attempted Transfer by any Member in violation of the preceding sentence shall be null and void and of no force or effect whatever. Each Member hereby acknowledges the reasonableness of the restrictions on Transfer imposed by this Agreement in view of the Company purposes and the relationship of the Members. Accordingly, the restrictions on Transfer contained herein shall be specifically enforceable. Each Member hereby further agrees to hold the Company and each Member (and each Member's successors and assigns) wholly and completely harmless from any cost, liability, or damage (including, without limitation, liabilities for income taxes and costs of enforcing this indemnity) incurred by any of such indemnified Persons as a result of a Transfer or an attempted Transfer in violation of this Agreement.

8.2 Right of First Refusal. If the Manager approves a proposed transfer, then the Member (the "Selling Member") desiring to Transfer all or a portion of its interest in the Company shall notify ("Offering Notice") the other Members of its intention to do so. The Offering Notice shall specify the nature of the Transfer, the consideration to be received therefor, the identity of the proposed purchaser (or lender, as the case may be), and the terms upon which the Selling Member intends to undertake such Transfer. The non-Selling Members shall have the right, but not the obligation, to elect to purchase from the Selling Member all (but not less than all) of the interest in the Company referred to in the Offering Notice at the same price and on the same terms as specified in the Offering Notice for a

period of 30 days after the giving of the Offering Notice (or make the loan, if the same involves an encumbrance, hypothecation or mortgage, upon the same terms on which said loan was to be made) by delivering in writing to the Selling Member an offer to purchase (or loan) that portion of the interest in the Company of the Selling Member covered by the Offering Notice. (If more than one Member elects to so purchase (or loan), the offered interest in the Company shall be sold to (or the loan shall be made by) the electing Members in proportion to their respective Interests). Within 45 days thereafter, the purchase by the non-Selling Member(s) of said interest in the Company shall be consummated on the terms and conditions set forth in the Offering Notice of the Selling Member (or if the same involves a mortgage, encumbrance or other hypothecation, the loan shall be consummated upon the terms and conditions of the loan set forth in the Offering Notice). If within the 30-day period during which the non-Selling Member(s) have the right to elect to purchase the Selling Member's interest in the Company (or to elect to make the loan specified therein), they do not make such election, then the Selling Member, within 30 days after the expiration of said 30-day period, may undertake and complete the Transfer to any Person the identity of which was disclosed in the Offering Notice. The Transfer shall not be undertaken at a lower price or upon more favorable terms to the purchaser (or lender) than specified in the Offering Notice. If the Selling Member does not consummate such Transfer within the time scheduled for closing pursuant to the Offering Notice, whichever is later, then all restrictions of this Section 8.2 shall apply as though no Offering Notice had been given.

ARTICLE IX
ACTION FOR PARTITION

9.1 Waiver of Partition. No Member shall, either directly or indirectly, take any action to require partition or appraisement of the Company or of any of its assets or properties or cause the sale of any Company property, and notwithstanding any provisions of applicable law to the contrary, each Member (and its legal representatives, successors or assigns) hereby irrevocably waives any and all right to maintain any action for partition or to compel any sale with respect to its Company interest, or with respect to any assets or properties of the Company, except as expressly provided in this Agreement.

ARTICLE X
TERMINATION OF COMPANY

10.1 Termination Upon Event of Dissociation. The occurrence of an "Event of Dissociation" shall terminate the Company as of the close of business on the last day of the calendar month in which such event occurs; provided, however,

that the Members may elect to continue the business of the Company as hereinafter provided. An Event of Dissociation shall mean:

(a) the bankruptcy, dissolution and/or commencement of winding up of a Member;

(b) the withdrawal of any Member from the Company;

(c) a transfer of all of any Member's Interest in the Company; or

(d) the death, incapacity, insanity or incompetency of an individual Member.

Following an Event of Dissociation, a majority in interest of the Members (i.e., Members holding more than fifty percent (50%) interests in Profits and Capital of the Company) may elect to continue the Company business at a special meeting called for that purpose, which special meeting shall be held within ninety (90) days after the occurrence of the Event of Dissociation.

10.2 Voluntary Termination. The Company may be terminated upon any date specified in a notice of termination, signed by all of the Members.

10.3 Effect of a Termination of the Company. Upon the termination of the Company, regardless of how it is terminated, the affairs of the Company shall be wound up by the Manager or if it refuses to serve, or is incapable of serving, a majority of the Members (in interest not in numbers) may appoint or designate a Trustee-in-Liquidation who shall serve to wind up the affairs of the Company. The Trustee-in-Liquidation need not be a commercial or corporate trustee, need not be bonded, and may be a Member. Whoever serves to wind up the affairs of the Company, the following procedure shall be followed:

Upon such termination, the assets of the Company shall be applied first to the payment of the outstanding Company liabilities. Additionally, an appropriate reserve may be maintained in an amount determined by the Manager or Trustee-in-Liquidation for any contingent liability until said contingent liability is satisfied. The balance of such reserve, if any, shall be distributed, together with any other sum remaining after payment of the outstanding Company liabilities, to the Members in accordance with their capital accounts at the time of said liquidation.

Nothing contained in this Agreement shall defeat the right of a Member to require and to have a court-supervised winding up, liquidation, and dissolution of the Company. No

Member shall be entitled to demand a distribution be made to him in Company Property, but the Manager may make or direct property distributions to be made, using the property's fair market value as of the time of distribution as the basis for making the distribution.

10.4 Compliance With Timing Requirements of Regulations. In the event the Company is "liquidated" within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g), distributions shall be made pursuant to this Article X (if such liquidation constitutes a dissolution of the Company) or Article IV (if it does not) to the Members who have positive Capital Accounts in compliance with Treasury Regulation Section 1.704-1(b)(2)(ii)(b)(2); provided, however, that in no event shall a Member be required or compelled to restore any negative capital account balances or pay to the Company, any creditor of the Company or any person claiming an interest in the Company, the amount of any such negative capital account, or any portion thereof. Distributions pursuant to the preceding sentence may be distributed to a trust established for the benefit of the Members for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or of the Members arising out of or in connection with the Company. The assets of any such trust shall be distributed to the Members from time to time, in the reasonable discretion of the Manager, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Members pursuant to this Agreement.

ARTICLE XI
MISCELLANEOUS

11.1 Notices. Any notice, payment, demand, or communication required or permitted to be given by any provision of this Agreement shall be in writing and sent by overnight courier, or by telephone or facsimile, if such telephone conversation or facsimile is followed by a hard copy of the telephone conversation or facsimile communication sent by overnight courier, charges prepaid, addressed as follows: if to the Company, to the Company at the address set forth in Section 1.4 hereof, or to such other address as the Company may from time to time specify by notice to the Members; if to a Member, to such Member at the address set forth on Exhibit "A" hereto, or to such other address as such Member may from time to time specify by notice to the Company. Any such notice shall be deemed to be delivered, given, and received as of the date so delivered.

11.2 Binding Effect. Except as otherwise provided in this Agreement, every covenant, term, and provision of this

Agreement shall be binding upon and inure to the benefit of the Members and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.

11.3 Construction. Every covenant, term, and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Member. The terms of this Agreement are intended to embody the economic relationship among the Members and shall not be subject to modification by, or be conformed with, any actions by the Internal Revenue Service except as this Agreement may be explicitly so amended and except as may relate specifically to the filing of tax returns.

11.4 Time. Time is of the essence with respect to this Agreement.

11.5 Headings. Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

11.6 Severability. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

11.7 Incorporation by Reference. Every exhibit, schedule, and other appendix attached to this Agreement and referred to herein is not incorporated in this Agreement by reference unless this Agreement expressly otherwise provides.

11.8 Further Action. Each Member agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

11.9 Variation of Pronouns. All pronouns and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the person or persons may require.

11.10 Governing Law. The laws of the State of Indiana shall govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties of the Members.

11.11 Counterpart Execution. This Agreement may be executed in any number of counterparts with the same effect as if all of the Members had signed the same document. All

counterparts shall be construed together and shall constitute one agreement.

11.12 <u>Loans</u>. Any Member may, with the approval of the Members, lend or advance money to the Company. If any Member shall make any loan or loans to the Company or advance money on its behalf, the amount of any such loan or advance shall not be treated as a contribution to the capital of the Company but shall be a debt due from the Company. The amount of any such loan or advance by a lending Member shall be repayable out of the Company's cash and shall bear interest at the rate agreed between the Company and the lending Member. None of the Members shall be obligated to make any loan or advance to the Company.

[REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY]

IN WITNESS WHEREOF, the parties have entered into this Operating Agreement for the Company, a copy of which has been delivered to the undersigned, as of the date first above set forth and each party agrees to make the initial contributions set forth opposite its name on Exhibit A which is attached hereto and made a part hereof.

MANAGER:

DAVIS HOLDING CORPORATION
an Indiana corporation

ATTEST:

____

_______________________________,
Title: ____________________

"Corporate Seal"

By: ___________________________________
Name: _________________________________
Title: ________________________________

DAVIS INVESTMENTS, L.P.
an Indiana limited partnership

By: DAVIS HOLDING CORPORATION,
General Partner

ATTEST:

____

_______________________________,
Title: ____________________

"Corporate Seal"

By: ___________________________________
Name: _________________________________
Title: ________________________________

ELLER RUN DEVELOPMENT CORPORATION
an Indiana corporation

ATTEST:

____

_______________________________,
Title: ____________________

"Corporate Seal"

By: ___________________________________
Name: _________________________________
Title: ________________________________

EXHIBIT A

OPERATING AGREEMENT
OF
DAVIS HOMES, LLC.

Names and Addresses of Members	Initial Capital Contribution Pursuant to Section 2.1	Percentage Interest in Profits and Losses
Davis Holding Corporation 3755 East 82nd St. Suite 120 Indianapolis, Indiana 46240		1.00%
Davis Investments, L.P. 3755 East 82nd St. Suite 120 Indianapolis, Indiana 46240		______%
Eller Run Development Corporation 3755 East 82nd St. Suite 120 Indianapolis, Indiana 46240		______%

EXHIBIT B

COMPENSATION TO BE PAID TO MANAGER

The Members of Davis Homes, LLC, an Indiana limited liability company (the "Company") having met, considered and voted on the matter, have established the compensation to be paid to the Manager of the Company pursuant to Section 5.6 of the Operating Agreement for the calendar year of 19___ at ____________ ________________________ ($__________) Dollars. Said compensation is to be paid without regard to the profits and/or losses of the Company and in compliance with the provisions of Section 707(c) of the Internal Revenue Code of 1986, as amended from time to time.

DAVIS HOMES, LLC,
an Indiana Limited Liability Company

By: DAVIS HOLDING CORPORATION,
Manager

By: ______________________________
Name: ______________________________
Title: ______________________________

Exhibit 2.3

Articles of Incorporation of
Davis Holding Corporation

STATE OF INDIANA
OFFICE OF THE SECRETARY OF STATE

CERTIFICATE OF INCORPORATION

OF

DAVIS HOLDING CORPORATION

I, JOSEPH H. HOGSETT, Secretary of State of Indiana, hereby certify that Articles of Incorporation of the above corporation, have been presented to me at my office accompanied by the fees prescribed by law; that I have found such
Articles conform to law; all as prescribed by the provisions of the

Indiana Business Corporation Law,

as amended.

NOW, THEREFORE, I hereby issue to such Corporation this Certificate of Incorporation, and further certify that its corporate existence will begin December 31, 1991.

In Witness Whereof, I have hereunto set my hand and affixed the seal of the State of Indiana, at the City of Indianapolis, this Thirty-first day of December , 1991

JOSEPH H. HOGSETT, Secretary of State

By

Deputy

ARTICLES OF INCORPORATION

OF

DAVIS HOLDING CORPORATION

The undersigned incorporator, desiring to form a corporation (hereinafter referred to as the "Corporation") pursuant to the provisions of the Indiana Business Corporation Law, as amended (hereinafter referred to as the "Act"), executes the following Articles of Incorporation.

ARTICLE 1

Name

The name of the Corporation is DAVIS HOLDING CORPORATION.

ARTICLE 2

Purposes and Powers

Section 2.1. Purposes of the Corporation. The purposes for which the Corporation is formed are to engage in the transaction of any or all lawful business for which corporations may now or hereafter be incorporated under the Act, or other laws of the State of Indiana.

Section 2.2. Powers of the Corporation. The Corporation shall have (a) powers now or hereafter authorized or vested in corporations pursuant to the provisions of the Act, (b) all powers now or hereafter vested in corporations by common law or any other statute or act, and (c) all powers authorized by or vested in the Corporation by the provisions of these Articles or by the provisions of its Bylaws as from time to time in effect.

ARTICLE 3

Period of Existence

The period during which the Corporation shall continue is perpetual.

ARTICLE 4

Registered Office and Registered Agent

Section 4.1. Registered Office. The address of the Registered Office of the Corporation is 8250 Haverstick Road, Suite 290, Indianapolis, Indiana 46240.

Section 4.2. Registered Agent. The name and address of the Corporation's Registered Agent for service of process is C. Richard Davis, II, 8250 Haverstick Road, Suite 290, Indianapolis, Indiana 46240.

ARTICLE 5

Terms of Shares

Section 5.1. Amount. The total number of shares which the Corporation shall have authority to issue is one thousand (1,000) shares, without par value.

Section 5.2. Designations of Classes and Relative Rights of Shares. All shares of the Corporation shall be of one class and shall be known as shares of Common Stock. All shares of Common Stock shall have the same relative rights, preferences, limitations and restrictions.

Section 5.3. Issue and Consideration for Common Stock. Shares of Common Stock may be issued by the Corporation for such consideration as may be fixed from time to time or agreed upon by the Board of Directors.

Section 5.4. Voting Rights. Every holder of shares of Common Stock of the Corporation shall have the right, at every Shareholders' meeting, to one vote for each share of Common Stock standing in his name on the books of the Corporation, except as otherwise provided in the Act.

Section 5.5. Equitable Interests in Shares or Rights. The Corporation, to the extent permitted by law, shall be entitled to treat the person in whose name any share is registered on the books of the Corporation as the owner thereof, for all purposes, and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the Corporation shall have notice thereof.

Section 5.6. Dissolution. Pursuant to Indiana Code Section 23-1-25-1, upon dissolution of the Corporation the net assets of the Corporation shall be distributed prorata among the then Shareholders based on the relative number of shares held by such Shareholders.

ARTICLE 6

Directors

Section 6.1. Number of Directors. The initial Board of Directors is composed of four (4) members. The number of Directors may be from time to time fixed by the Bylaws of the Corporation at any number. In the absence of the Bylaw fixing the number of directors, the number shall be four (4).

Section 6.2. Names and Post Office Addresses of the Directors. The names and post office addresses of the initial Board of Directors of the Corporation are:

Name	Number and Street	City, State, Zip
Charles R. Davis	8250 Haverstick Rd.	Indianapolis, IN 46240
C. Richard Davis, II	8250 Haverstick Rd.	Indianapolis, IN 46240
Bradley C. Davis	8250 Haverstick Rd.	Indianapolis, IN 46240
Michael B. Davis	8250 Haverstick Rd.	Indianapolis, IN 46240

Section 6.3. Qualifications of Directors. The qualifications of Directors of the Corporation shall be prescribed by the Bylaws of the Corporation.

ARTICLE 7

Incorporator

The name and post office address of the incorporator of the Corporation is:

Charles R. Davis
8250 Haverstick Road
Indianapolis, Indiana 46240.

ARTICLE 8

Provisions for Regulation of Business
and Conduct of Affairs of Corporation

Section 8.1. Location of Meetings. Meetings of the Shareholders, the Board of Directors or any committees of the Board of Directors may be held at such place, within or without the State of Indiana, as may be specified in the respective notices or waivers of notice thereof.

Section 8.2. Bylaws. The Board of Directors of the Corporation shall have the power, without the assent or vote of the Shareholders, to make, alter, amend or repeal the Bylaws of the Corporation, but the affirmative vote of a number of Directors equal to a

majority of the number who would constitute a full Board of Directors at the time of such action shall be necessary to take any action for the making, alteration, amendment or repeal of the Bylaws.

Section 8.3. Provisions for Working Capital. The Board of Directors of the Corporation shall have power, from time to time, to fix and determine and to vary the amount to be reserved as working capital of the Corporation and, before the payment of any dividends, it may set aside out of the net profits of the Corporation such sum or sums as it may from time to time in its absolute discretion determine to be proper, whether as a reserve fund to meet contingencies or for the equalizing of dividends, or for repairing or maintaining any property of the Corporation, or for an addition to surplus, or for any corporate purposes that the Board of Directors shall deem conducive to the best interest of the Corporation, subject only to such limitations as the Bylaws of the Corporation may from time to time impose.

Section 8.4. Interest of Directors in Contracts. Any contract or other transaction between the Corporation and one or more of its Directors, or between the Corporation and any firm or entity of which one or more of its Directors are members or employees, or in which they are interested, or between the Corporation and any corporation, partnership or association of which one or more of its Directors are shareholders, members, directors, officers, or employees, or in which they are interested, or in which the Corporation is a member, shareholder, or otherwise interested, shall be valid for all purposes, notwithstanding such Director's or Directors' participation in such action, if the fact of such interest shall be disclosed or known to the Board of Directors and the Board of Directors shall, nevertheless, authorize, approve or ratify such contract or transaction by a vote of a majority of the disinterested Directors present, notwithstanding the fact that such majority of the disinterested Directors present may not constitute a quorum, a majority of the Board of Directors, or a majority of the Directors present at the meeting at which the contract or transaction is considered. This Section shall not be construed to invalidate any contract or other transaction which would otherwise be valid under the common and statutory law applicable thereto.

Section 8.5. Indemnification. Every person who is or was a Director, Officer or employee of the Corporation shall be indemnified by the Corporation against all liability and reasonable expense incurred by such person in his or her official capacity, provided that such person is determined in the manner specified in Indiana Code Section 23-1-37-8 (as that Section may be amended from time to time) to be eligible for indemnification. Upon demand for such indemnification, the Corporation shall proceed as provided in Indiana Code Section 23-1-37-12 (as that Section may be amended from time to time) to determine whether such person is entitled to indemnification. Nothing contained in this Section 8.5 shall limit

or preclude the exercise of any right relating to indemnification of or advance of expenses to any Director, Officer, employee or agent of the Corporation or the ability of the Corporation to otherwise indemnify or advance expenses to any Director, Officer, employee or agent.

Section 8.6. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, Officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent or another corporation against any liability asserted against him and incurred by him in any capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Section or otherwise.

Section 8.7. Direction of Purposes and Exercise of Powers by Directors. The Board of Directors, subject to any specific limitations or restrictions imposed by the Act or these Articles of Incorporation, shall direct the carrying out of the purpose and exercise the powers of the Corporation, without previous authorization or subsequent approval by the Shareholders of the Corporation.

Section 8.8. Amendment of Articles of Incorporation. The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation, or in any amendment hereto, or to add any provision to these Articles of Incorporation or to any amendment hereto, in any manner now or hereafter prescribed or permitted by the provisions of the Act or any amendment thereto, or by the provisions of any other applicable statute of the State of Indiana; and all rights conferred upon Shareholders in the Articles of Incorporation or any amendment hereto are granted subject to this reservation.

IN WITNESS WHEREOF, the undersigned, being the sole incorporator designated in Article 7 hereof, executes these Articles of Incorporation and verifies subject to the penalties of perjury that the facts contained herein are true.

Charles R. Davis

This instrument prepared by Albert Caproni, III, Attorney at Law, MERRITT & TENNEY, 200 Galleria Parkway, N.W., Suite 500, Atlanta, Georgia 30339-3151, (404) 952-6550.

Exhibit 2.4

By-Laws of Davis
Holding Corporation

BYLAWS

OF

DAVIS HOLDING CORPORATION

ARTICLE I. OFFICES

Section 1. Principal Office. The principal office for the transaction of the business of the corporation shall be located at such place as may be fixed from time to time by the Board of Directors.

Section 2. Other Offices. Branch offices and places of business may be established at any time by the Board of Directors at any place or places where the corporation is qualified to do business, whether within or without the State of Indiana.

ARTICLE II. SHAREHOLDERS' MEETINGS

Section 1. Meetings, Where Held. Any meeting of the shareholders of the corporation, whether an annual meeting or a special meeting, may be held either at the principal office of the corporation or at any place in the United States within or without the State of Indiana.

Section 2. Annual Meeting. The annual meeting of the shareholders of the corporation shall be held on the third Tuesday of the third month following the end of the fiscal year of the corporation; provided, that if said day shall fall upon a legal holiday, then such annual meeting shall be held on the next day thereafter ensuing which is not a legal holiday. At an annual meeting of shareholders, any matter relating to the affairs of the corporation, whether or not stated in the notice of the meeting, may be brought up for action except matters which the Indiana Business Corporation Law requires to be stated in the notice of the meeting.

Section 3. Special Meetings. A special meeting of the shareholders, for any purpose or purposes whatsoever, may be called at any time by the Chairman of the Board, President, a majority of the Board of Directors, or one or more shareholders holding not less than twenty-five percent (25%) of the voting power of the corporation. Such a call for a special meeting must state the purpose of the meeting.

Section 4. Notice of Meetings. Unless waived, written notice stating the place, day, and hour of each meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered to each shareholder not less than ten (10) days (or not less than any such other minimum period of days as may be prescribed by the Indiana Business Corporation Law) nor more than sixty (60) days before the date of

the meeting either personally or by first class mail by, or at the direction of, the directors, the President, the Secretary or the officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with first class postage thereon prepaid, addressed to the shareholder at his address as it appears on the stock transfer books of the corporation. The notice of any annual or special meeting shall also include, or be accompanied by, any additional statements, information, or documents prescribed by the Indiana Business Corporation Law. When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and at the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. If, however, after the adjournment the Board fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder on the new record date.

Section 5. Waiver of Notice. Notice of any annual or special meeting may be waived by any shareholder, either before or after the meeting; and the attendance of a shareholder at a meeting, either in person or by proxy, shall of itself constitute waiver of notice and waiver of any and all objections to the place or time of the meeting, or to the manner in which it has been called or convened, except when a shareholder attends solely for the purpose of stating, at the beginning of the meeting, an objection or objections to the transaction of business at such meeting.

Section 6. Quorum, Voting, and Proxy. Shareholders representing a majority of the common stock issued and outstanding shall constitute a quorum at a shareholders' meeting. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders, unless the vote of a greater number of voting by classes or series is required by the Articles of Incorporation or by the Indiana Business Corporation Law.

Each common shareholder shall be entitled to one vote for each share of common stock owned. Any shareholder who is entitled to attend a shareholders' meeting, to vote thereat, or to execute consents, waivers, or releases, may be represented at such meeting or vote thereat, and execute consents, waivers, and releases, and exercise any of his other rights, by one or more agents, who may be either an individual or individuals or any domestic or foreign corporation, authorized by a written proxy executed by such person or by his attorney-in-fact. A telegram or cablegram transmitted by a shareholder shall be deemed a

written proxy. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the person executing it, except as otherwise provided by the Indiana Business Corporation Law. If a proxy expressly provides, any proxy holder may appoint in writing a substitute to act in his place.

Section 7. No Meeting Necessary, When. Any action required by law or permitted to be taken at any shareholders' meeting may be taken without a meeting if written consent, setting forth the action so taken, shall be signed by all shareholders entitled to vote with respect to the subject matter thereof. Such consent shall have the same force and effect as a unanimous vote of the shareholders held at a duly called shareholder meeting and shall be filed with the Secretary and recorded in the Minute Book of the corporation.

ARTICLE III. BOARD OF DIRECTORS

Section 1. Functions and Definitions. The business and affairs of the corporation shall be managed by a governing board, which is herein referred to as the "Board of Directors" or "directors" notwithstanding that only one director legally constitutes the Board. The use of the phrase "entire Board" or "full Board" in these Bylaws refers to the total number of directors which the corporation would have if there were no vacancies.

Section 2. Qualifications and Number. Each director shall be at least eighteen years of age. A director need not be a shareholder, a citizen of the United States, or a resident of the State of Indiana. The initial Board of Directors shall be elected by the Incorporator. The number of directors constituting the entire board shall be four (4) members.

Section 3. Election and Tenure. Each director elected by the Incorporator named as such in the Articles of Incorporation shall hold office until the first annual meeting of shareholders and until his successor is elected and qualified, or until his earlier resignation, removal from office, or death. At the first annual meeting of the shareholders and at each annual meeting thereafter, directors shall be elected, and each shall hold office until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier resignation, removal from office, or death. In such elections, the persons having a plurality of votes shall be elected.

Section 4. Powers. The Board of Directors shall have authority to manage the affairs and exercise the powers,

privileges, and franchises of the corporation as they may deem expedient for the interests of the corporation, subject to the terms of the Articles of Incorporation, bylaws, any valid Shareholders' Agreement, and such policies and directions as may be prescribed from time to time by the shareholders.

Section 5. Meetings. The annual meeting of the Board of Directors shall be held without notice immediately following the annual meeting of the shareholders, on the same date and at the same place as said annual meeting of the shareholders.. The Board by resolution may provide for regular meetings, which may be held without notice as and when scheduled in such resolution. Special meetings of the Board may be called at any time by the Chairman of the Board, the President, or by any two (2) or more directors. The Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment in which all persons participating in the meeting can hear each other; and participation in such a meeting pursuant to this Section shall constitute presence in person at such meeting.

Section 6. Notice and Waiver; Quorum. Notice of any special meeting of the Board of Directors shall be given to each director personally or by mail, telegram, or cablegram addressed to him at his last known address, at least one day prior to the meeting. Such notice may be waived, either before or after the meeting; and the attendance of a director at any special meeting shall of itself constitute a waiver of notice of such meeting and of any and all objections to the place or time of the meeting, or to the manner in which it has been called or convened, except where a director states, at the beginning of the meeting, any such objection or objections to the transaction of business. A majority of the Board of Directors shall constitute a quorum at any directors' meeting.

Section 7. No Meeting Necessary, When. Any action required by law or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if written consent, setting forth the action so taken, shall be signed by all the directors. Such consent shall have the same force and effect as a unanimous vote of the Board of Directors at a duly called meeting and shall be filed with the Secretary and recorded in the Minute Book of the corporation.

Section 8. Voting. At all meetings of the Board of Directors each director shall have one vote and, except as otherwise provided herein or provided by law, all questions shall be determined by a majority vote of the directors present.

Section 9. Removal. Any one or more directors or the entire Board of Directors may be removed from office, with or without cause, but only by the affirmative vote of the holders of all of the shares entitled to vote at any shareholders' meeting with respect to which notice of such purpose has been given.

Section 10. Vacancies. Any vacancy occurring in the Board of Directors shall be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum, or by the sole remaining director, as the case may be, or by the shareholders if the vacancy is not so filled or if no director remains, and when so filled such appointee shall serve for the unexpired term of the director to whose place he succeeds.

Section 11. Distributions. The Board of Directors may declare distributions to the shareholders payable in cash or other property at such times and in such amounts as the Board of Directors may deem appropriate, except that no distribution may be made if, after giving effect to the distribution, the corporation would not be able to pay its debts as they become due in the usual course of business, or the corporation's total assets would be less than the sum of its total liabilities plus the amounts, if any, that would be needed to satisfy the preferential rights of shareholders having preferential rights to the shareholders receiving the distribution if the corporation was dissolved at the time of the distribution.

Section 12. Committees. In the discretion of the Board of Directors, said Board from time to time may elect or appoint, from its own members, an Executive Committee or such other committee or committees as said Board may see fit to establish. Each such committee shall consist of two (2) or more directors, and each shall have and may exercise such authority and perform such functions as the Board by resolution may prescribe within the limitations imposed by law.

Section 13. Officers, Salaries, and Bonds. The Board of Directors shall elect all officers of the corporation and fix their compensation, unless pursuant to resolution of the Board the authority to fix compensation is delegated to the President. The fact that any officer is a director shall not preclude him from receiving a salary or from voting upon the resolution providing the same. The Board of Directors may or may not, in their discretion, require bonds from either or all of the officers and employees of the corporation for the faithful performance of their duties and good conduct while in office.

Section 14. Compensation of Directors. Directors, as such, shall be entitled to receive such fees and expenses, if any, for attendance at each regular or special meeting of the

Board and any adjournments thereof, as may be fixed from time to time by resolution of the Board, and such fees and expenses shall be payable even though an adjournment be had because of the absence of a quorum; provided, however, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of either standing or special committees may be allowed such compensation as may be provided from time to time by resolution of the Board for attending committee meetings.

ARTICLE IV. OFFICERS

Section 1. Selection. The Board of Directors at each annual meeting shall elect or appoint a President (who shall be a director), a Secretary and a Treasurer, each to serve for the ensuing year and until his successor is elected and qualified, or until his earlier resignation, removal from office, or death. The Board of Directors, at such meeting, may or may not, in the discretion of the Board, elect a Chairman of the Board, but only by unanimous consent of the Board of Directors. The Board of Directors may or may not also elect one or more Vice Presidents and, also may elect or appoint one or more Assistant Vice Presidents and/or one or more Assistant Secretaries and/or one or more Assistant Treasurers. When more than one Vice President is elected, they may, in the discretion of the Board, be designated Executive Vice President, First Vice President, Second Vice President, etc., according to seniority or rank, and any person may hold two (2) or more offices except that the President shall not also serve as the Secretary.

Section 2. Removal, Vacancies. Any officers of the corporation may be removed from office at any time by the Board of Directors, with or without cause. Any vacancy occurring in any office of the corporation may be filled by the Board of Directors.

Section 3. Chairman of the Board. The Chairman of the Board of Directors, when and if elected, shall whenever present, preside at all meetings of the Board of Directors and at all meetings of the shareholders. The Chairman of the Board of Directors shall have all the powers of the President in the event of his absence or inability to act, or in the event of a vacancy in the office of the President. The Chairman of the Board of Directors shall confer with the President on matters of general policy affecting the business of the corporation and shall have, in his discretion, power and authority to generally supervise all the affairs of the corporation and the acts and conduct of all the officers of the corporation, and shall have such other duties as may be conferred upon the Chairman of the Board by the Board of Directors.

Section 4. President. If there be no Chairman of the Board elected, or in his absence, the President shall preside at all meetings of the Board of Directors and at all meetings of the shareholders. The immediate supervision of the affairs of the corporation shall be vested in the President. It shall be his duty to attend constantly to the business of the corporation and maintain strict supervision over all of its affairs and interests. He shall keep the Board of Directors fully advised of the affairs and condition of the corporation, and shall manage and operate the business of the corporation pursuant to such policies as may be prescribed from time to time by the Board of Directors. The President shall, subject to approval of the Board, hire and fix the compensation of all employees and agents of the corporation other than officers, and any person thus hired shall be removable at his pleasure.

Section 5. Secretary. It shall be the duty of the Secretary to keep a record of the proceedings of all meetings of the shareholders and Board of Directors; to keep the stock records of the corporation; to notify the shareholders and directors of meetings as provided by these bylaws; and to perform such other duties as may be prescribed by the Chairman of the Board, President, or Board of Directors. Any Assistant Secretary, if elected, shall perform the duties of the Secretary during the absence or disability of the Secretary and shall perform such other duties as may be prescribed by the Chairman of the Board, President, Secretary, or Board of Directors.

Section 6. Treasurer. The Treasurer shall keep, or cause to be kept, the financial books and records of the corporation, and shall faithfully account for its funds. He shall make such reports as may be necessary to keep the Chairman of the Board, the President and Board of Directors fully informed at all times as to the financial condition of the corporation, and shall perform such other duties as may be prescribed by the Chairman of the Board, President, or Board of Directors. Any Assistant Treasurer, if elected, shall perform the duties of the Treasurer during the absence or disability of the Treasurer, and shall perform such other duties as may be prescribed by the Chairman of the Board, President, Treasurer, or Board of Directors.

ARTICLE V. CONTRACTS, ETC.

Section 1. Contracts, Deeds, and Loans. All contracts, deeds, mortgages, pledges, promissory notes, transfers, and other written instruments binding upon the corporation shall be executed on behalf of the corporation by the Chairman of the Board, if elected, the President, or by such other officers or agents as the Board of Directors may designate from time to time. Any such instrument required to be given

under the seal of the corporation may be attested by the Secretary or Assistant Secretary of the corporation.

Section 2. Proxies. The Chairman of the Board, if elected, or the President shall have full power and authority, on behalf of the corporation, to attend and to act and to vote at any meetings of the shareholders, bond holders, or other security holders of any corporation, trust, or association in which this corporation may hold securities, and at any such meeting shall possess and may exercise any and all of the rights and powers incident to the ownership of such securities and which as owner thereof the corporation might have possessed and exercised if present, including the power and authority to delegate such power and authority to a proxy selected by him. The Board of Directors may, by resolution, from time to time, confer like powers upon any other person or persons.

ARTICLE VI. CHECKS AND DRAFTS

Checks and drafts of the corporation shall be signed by such officer or officers or such other employees or persons as the Board of Directors may from time to time designate.

ARTICLE VII. STOCK

Section 1. Certificates of Stock. The certificates for shares of capital stock of the corporation shall be in such form as shall be determined by the Board of Directors. They shall be numbered consecutively and entered into the stock book of the corporation as they are issued. Each certificate shall state on its face the fact that the corporation is a Indiana corporation, the name of the person to whom the shares are issued, the number and class of shares (and series, if any) represented by the certificate and their par value, or a statement that they are without par value. In addition, when and if more than one class of shares shall be outstanding, all share certificates of whatever class shall state that the corporation will furnish to any shareholder upon request and without charge a full statement of the designations, relative rights, preferences and limitations of the shares of each class authorized to be issued by the corporation.

Section 2. Signature; Transfer Agent; Registrar. Share certificates shall be signed by the Chairman of the Board, the President and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the corporation, and shall bear the seal of the corporation or a facsimile thereof. The Board of Directors may from time to time appoint transfer agents and registrars for the shares of capital stock of the corporation or any class thereof, and when any share certificate is countersigned by a transfer agent or registered by a

registrar, the signature of any officer of the corporation appearing thereon may be a facsimile signature. In case any officer who signed, or whose facsimile signature was placed upon, any such certificate shall have died or ceased to be such officer before such certificate is issued, it may nevertheless be issued with the same effect as if he continued to be such officer on the date of issue.

Section 3. Stock Book. The corporation shall keep at its principal office, or at the office of its transfer agent, wherever located, with a copy at the principal office of the corporation, a book, to be known as the stock book of the corporation, containing in alphabetical order the name of each shareholder of record, together with his address, the number of shares of each kind, class or series of stock held by him and his social security number. The stock book shall be maintained in current condition. The stock book, including the share register, or the duplicate copy thereof maintained at the principal office of the corporation, shall be available for inspection and copying by any shareholder at any meeting of the shareholders upon request, or at other times upon the written request of any shareholder or holder of a voting trust certificate. The stock book may be inspected and copied either by a shareholder or a holder of a voting trust certificate in person, or by their duly authorized attorney or agent. The information contained in the stock book and share register may be stored on punch cards, magnetic tape, or any other approved information storage devices related to electronic data processing equipment, provided that any such method, device, or system employed shall first be approved by the Board of Directors, and provided further that the same is capable of reproducing all information contained therein, in legible and understandable form, for inspection by shareholders or for any other proper corporate purpose.

Section 4. Transfer of Stock; Registration of Transfer. The stock of the corporation shall be transferred only by surrender of the certificate and transfer upon the stock book of the corporation. Upon surrender to the corporation, or to any transfer agent or registrar for the class of shares represented by the certificate surrendered, of a certificate properly endorsed for transfer, accompanied by such assurances as the corporation, or such transfer agent or registrar, may require as to the genuineness and effectiveness of each necessary endorsement and satisfactory evidence of compliance with all applicable laws relating to securities transfers and the collection of taxes, it shall be the duty of the corporation, or such transfer agent or registrar, to issue a new certificate, cancel the old certificate and record the transactions upon the stock book of the corporation.

Section 5. Registered Shareholders. Except as otherwise required by law, the corporation shall be entitled to treat the person registered on its stock book as the owner of shares of capital stock of the corporation as the person exclusively entitled to receive notification, dividends or other distributions, to vote and to otherwise exercise all the rights and powers of ownership and shall not be bound to recognize any adverse claim.

Section 6. Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action affecting the interests of shareholders, the Board of Directors may fix, in advance, a record date. Such date shall not be more than seventy (70) nor less than ten (10) days before the date of any such meeting nor more than seventy (70) days prior to any other action. In each case, except as otherwise provided by law, only such persons as shall be shareholders of record on the date so fixed shall be entitled to notice of and to vote at such meeting and any adjournment thereof, to express such consent or dissent, or to receive payment of such dividend or such allotment of rights, or otherwise be recognized as shareholders for any other related purpose, notwithstanding any registration of a transfer of shares on the stock book of the corporation after any such record date so fixed.

Section 7. Lost Certificates. When a person to whom a certificate of stock has been issued alleges it to have been lost, destroyed or wrongfully taken, and if the corporation, transfer agent or registrar is not on notice that such certificate has been acquired by bona fide purchase, a new certificate may be issued upon such owner's compliance with all of the following conditions, to-wit: (a) he shall file with the Secretary of the corporation, and the transfer agent or the registrar, his request for the issuance of a new certificate, with an affidavit setting forth the time, place, and circumstances of the loss, (b) he shall also file with the Secretary, and the transfer agent or the registrar, a bond with good and sufficient security acceptable to the corporation and the transfer agent or the registrar, conditioned to indemnify and save harmless the corporation and the transfer agent or the registrar from any and all damage, liability and expense of every nature whatsoever resulting from the corporation's or the transfer agent's or the registrar's issuing a new certificate in place of the one alleged to have been lost; and (c) he shall comply with such other reasonable requirements as the Chairman of the Board, the President, or the Board of Directors of the

corporation, and the transfer agent or the registrar shall deem appropriate under the circumstances.

Section 8. Replacement of Mutilated Certificates. Any certificate previously issued which becomes defaced or mutilated may be replaced by the issuance of a new certificate in lieu thereof upon surrender for cancellation of a part of the old certificate sufficient in the opinion of the Secretary and the transfer agent or the registrar to duly identify the defaced or mutilated certificate and to protect the corporation and the transfer agent or the registrar against loss or liability. Where sufficient identification is lacking, a new certificate may be issued upon compliance with all of the conditions set forth in Section 7 of this Article.

ARTICLE VIII. INDEMNIFICATION

Section 1. General. Under the circumstances prescribed in Section 3 and 4 of this Article, the corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in a manner he believed in good faith to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in a manner which he believed in good faith to be in, or not opposed to, the best interest of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 2. Action In the Right of the Corporation. Under the circumstances prescribed in Sections 3 and 4 of this Article, the corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact he is or was a director, officer, employee

or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he believed in good faith to be in or not opposed to the best interests of the corporation; except that no indemnification shall be made in respect to any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation or adjudged to be liable on the basis that personal benefit was improperly received by him, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 3. Conditions to Indemnification. To the extent that a director, officer, employee or agent of the corporation has been successful on the merits, or otherwise, in defense of any action, suit, or proceeding referred to in Sections 1 and 2 of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

Section 4. Determination By Corporation. Except as provided in Section 3 of this Article and except as may be ordered by a court, any indemnification under Sections 1 and 2 of this Article shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 1 and 2. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or (2) if such a quorum is not obtainable, by majority vote of a committee of two (2) or more disinterested directors, designated by the Board of Directors (in which designation parties to the action, suit or proceeding may participate), (3) by special legal counsel then employed by the corporation, selected by the Board or its committee in the manner of (1) or (2) if the requirements of (1) or (2) cannot be satisfied or selected by a majority vote of the full Board of Directors (in which selection the directors who are parties may participate), in a written opinion, or (4) by the affirmative vote of a majority of the shares entitled to vote thereon, provided that shares owned or controlled by parties to the action, suit or proceeding may not be voted on the determination.

Section 5. Advance Payment. Expenses incurred in defending a civil or criminal action, suit, or proceeding may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee, or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

Section 6. Nonexclusive Remedy. The indemnification provided by this Article shall not be deemed exclusive of any other rights, in respect of indemnification or otherwise, to which those seeking indemnification may be entitled under any bylaw or resolution approved by the affirmative vote of the holders of a majority of the shares entitled to vote therein taken at a meeting the notice of which specified that such bylaw or resolution would be placed before the shareholders, both as to action by a director, officer, employee, or agent in his official capacity and as to action in another capacity while holding such office or position, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors or administrators of such a person.

Section 7. Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article.

Section 8. Notice to Shareholders. If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or by an insurance carrier pursuant to insurance maintained by the corporation, the corporation shall, unless such meeting is held within three months from the date of such payment, and, in any event, within fifteen months from the date of such payment, send by first class mail to its shareholders of record at the time entitled to vote for the election of directors, a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

Section 9. Miscellaneous. For purposes of Sections 1 and 2 of this Article, reference to "the corporation" shall include, in addition to the corporation, any merging or

consolidating corporation (including any merging or consolidating corporation of a merging or consolidating corporation) absorbed in a merger or consolidation with the corporation so that any person who is or was a director, officer, employee, or agent of such merging or consolidating corporation, or is or was serving at the request of such merging or consolidating corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of Sections 1 and 2 of this Article with respect to the corporation as he would if he had served the corporation in the same capacity; provided, however, no indemnification under Sections 1 and 2 of this Article as permitted by this Section 9 shall be mandatory under this Section 9 without the approval of such indemnification by the Board of Directors or shareholders of the corporation in the manner provided in Section 4 of this Article.

ARTICLE IX. REIMBURSEMENT BY CORPORATE EMPLOYEES

Any payments made to an employee of the corporation in the form of a salary or bonus payment which shall be disallowed, in whole or in part, as a deductible expense to the corporation for Federal or State income tax purposes by the Internal Revenue Service, or by the State Revenue Department, shall be reimbursed by such employee to the corporation to the full extent of such disallowance within six (6) months after the date on which the corporation pays the deficiency with respect to such disallowance. It shall be the duty of the Board of Directors of the corporation to enforce payment to the corporation by any such employee for the amount disallowed. The corporation shall not be required to legally defend any proposed disallowance by the Internal Revenue Service or by the State Revenue Department, and the amount required to be reimbursed by such employee shall be the amount, as finally determined by agreement or otherwise, which is actually disallowed as a deduction. In lieu of payment to the corporation by any such employee, the Board of Directors may, in the discretion of the Board, withhold amounts from such employee's future compensation payments until the amount owed to the corporation has been fully recovered.

ARTICLE X. AMENDMENT

The Board of Directors shall have the power to alter, amend or repeal the bylaws or adopt new bylaws unless such power is reserved exclusively to the shareholders by the Articles of Incorporation or in bylaws previously adopted by shareholders, but any bylaws adopted by the Board of Directors may be altered, amended, or repealed, and new bylaws adopted, by the shareholders. The shareholders may prescribe that any bylaw or bylaws adopted by them shall not be altered, amended, or repealed by the Board of Directors.

I, C. RICHARD DAVIS, II, Secretary of DAVIS HOLDING CORPORATION, formed and existing under the laws of Indiana, do hereby certify that the foregoing is a true and complete copy of the bylaws of this corporation as submitted to and adopted by Directors' Consent in Lieu of Organizational Meeting, effective as of the 9th day of JANUARY, 1992.

IN WITNESS WHEREOF, I have hereunder subscribed my name and affixed the Seal of this Corporation, this 8th day of JANUARY, 1992.

C. Richard Davis, II, Secretary

"CORPORATE SEAL"

Exhibit 2.5

Shareholder Agreement of
Davis Holding Corporation

DAVIS HOLDING CORPORATION
SHAREHOLDER AGREEMENT

STATE OF INDIANA

COUNTY OF MARION

THIS AGREEMENT is effective the 1st day of January, 1992, by and among CHARLES R. DAVIS, BRADLEY C. DAVIS, MICHAEL B. DAVIS and C. RICHARD DAVIS, II hereinafter separately referred to as the "Shareholder" and together referred to as the "Shareholders", and DAVIS HOLDING CORPORATION, an Indiana corporation, hereinafter referred to as the "Corporation", with respect to the Stock of the Corporation.

W I T N E S S E T H :

WHEREAS, the Corporation has Four Hundred (400) shares of common stock issued and outstanding, hereinafter referred to as the "Stock", One Hundred (100) of which are owned by CHARLES R. DAVIS, One Hundred (100) of which are owned by BRADLEY C. DAVIS, One Hundred (100) of which are owned by MICHAEL B. DAVIS, and One Hundred (100) of which are owned by C. RICHARD DAVIS, II; and

WHEREAS, the parties hereto believe it to be in the best interest of each Shareholder and of the Corporation to make provision for the future disposition of the Stock of the Corporation.

NOW, THEREFORE, in consideration of the promises and mutual obligations contained herein, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Whenever used in this Agreement, the following terms shall have the meaning set forth below:

(a) "Affiliate" shall mean any partnership in which the Corporation is a general partner or any partnership, corporation, trust or other entity in which the Corporation owns, directly or indirectly, fifty percent (50%) or more of the interests in profits, outstanding stock or beneficial interests, as the case may be.

(b) "Cause" shall mean (i) the continued and persistent use of illegal drugs or substances, (ii) the continued and persistent abuse of alcohol during working hours and while on the property of the Corporation or any Affiliate, (iii) the felonious and wrongful taking of assets owned by the Corporation or any Affiliate, or (iv) the continued and persistent failure to satis-

factorily perform, as measured by objective comparisons with persons in similar capacities in similarly situated companies, the services required of such individual in his capacity as an employee of the Corporation or any Affiliate other than as a result of the death, Permanent Disability, or prolonged illness of a Shareholder (it being understood and agreed that poor performance in the business managed by the Shareholder in question which results not from such Shareholder's actions as a manager but from a business plan prescribed by the Board of Directors which is deficient shall not constitute "cause" for termination as contemplated under Section 2.3 hereof). The burden of proving the existence of "cause" as the grounds for termination shall be upon the Employer and not the Shareholder whose employment would be terminated, and, in all events, no Shareholder's employment may be terminated for cause until the Corporation has given such Partner a minimum of two written notices, with not less than sixty (60) days between the first and second notice, setting forth specifically the grounds alleged constituting cause and giving the recipient Shareholder a reasonable opportunity to cure the alleged problems. It is provided further that the Shareholder whose employment would be terminated may, at his option, elect to have the question of whether he has committed "cause" submitted to binding arbitration before a three person arbitration panel in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect and the decision of the arbitrators shall be by a majority thereof. One member of the arbitration panel shall be selected by the Shareholder whose employment would be terminated, one member of the arbitration panel shall be selected by the Board of Directors of the Corporation and the third member shall be selected by the first two members. All members of the arbitration panel shall be independent parties and shall be approved members of the American Arbitration Association. The arbitration panel shall render its decision within sixty (60) days of its selection.

(c) "Current Value" of the Stock shall be its fair market value as determined in accordance with the provisions of Article 8, subject to any adjustments set forth in Article 8.

(d) "Disposition" shall mean any transfer, whether outright or as security, inter vivos or testamentary, with or without consideration, voluntary or involuntary, of all or any part of any right, title or interest (including but not limited to voting rights) in or to any Stock.

(e) "Permanent Disability" of a Shareholder shall mean that the Shareholder is eligible for disability benefits under any long-term disability policy owned by the Corporation or any Affiliate, or in the event no such policy is so owned, on evidence that the Shareholder is eligible for total and permanent disability benefits under the Social Security Act in effect at the date of disability.

(f) "Termination of Employment" shall occur when a Shareholder who has been employed by the Corporation and/or any Affiliate of the Corporation (the "Employer") is no longer so employed on a full-time basis, either as a result of Voluntary Termination of such employment relationship by such Shareholder, or as a result of cancellation of such employment relationship by the Employer for cause. Termination of Employment shall be deemed to occur from the effective date of such termination or cancellation.

(g) "Voluntary Termination of Employment", unless otherwise agreed upon by the parties, shall not include the absence from employment by a Shareholder as a result of such Shareholder having been elected to a political office, as contemplated in Article 9.

ARTICLE 2

RESTRICTIONS UPON THE TRANSFER OF THE STOCK

2.1 Prohibition Against Disposition. Except as hereinafter set forth, no Shareholder shall make a Disposition of any shares of Stock without the written consent of the Corporation, which consent may be withheld for any reason or for no reason at all. Notwithstanding any provisions contained in Section 2.2 of this Agreement to the contrary, if the Corporation fails to consent to the sale, assignment, transfer, pledge, encumbrance or other disposal of the Shareholder's interest, whether to the Corporation, to another Shareholder or to a third party, the Shareholder may not make a Disposition of any shares of Stock.

2.2 Permitted Sales.

(a) In the event a Shareholder receives a bona fide offer for the purchase of all or a part of his Stock, said Shareholder shall either refuse such offer or give the Corporation written notice setting out full details of such offer, which notice, among other things, shall specify the name of the offeror, the number of shares of Stock covered by the offer, the terms of payment, whether for cash or credit, and, if on credit, the time and interest rate, as well as any and all other consideration being received or paid in connection with such proposed transaction, as well as any and all other terms, conditions, and details of such offer.

(b) Upon receipt of the notice with respect to such offer, the Corporation shall have the exclusive right and option, exercisable at any time during a period of sixty (60) days from the date of said notice, to purchase the shares of Stock covered by the offer in question at the same price and on the same terms and conditions of the offer as set out in such notice. If the Corporation decides to exercise the option, it shall give written

notice to that effect to the Shareholder desiring to sell, and said sale and purchase shall be consummated within sixty (60) days thereafter. If the Corporation does not elect to exercise its option, and if the Corporation consents to the proposed transfer or sale, the Corporation shall so notify the selling Shareholder in writing and, subject to any prohibitions or restrictions on transfer imposed by the Corporation for purposes of compliance with applicable securities law, such Shareholder shall be free to sell the shares of Stock in the Corporation covered by the offer, if such sale is consummated within ninety (90) days thereafter, or else such Stock shall thereafter once again become subject to the restrictions of this Article. Such sale, if permitted, shall be strictly upon the terms and conditions and to the persons described in the required notice.

2.3 <u>Mandatory Sale Upon Death, Permanent Disability or Termination of Employment.</u>

(a) <u>Mandatory Redemption by the Corporation.</u> Upon the death, Permanent Disability, Voluntary Termination of Employment, or Termination of Employment for Cause (said events collectively referred to as the "Terminating Event") of a Shareholder (said Shareholder, or his personal representative, referred to as the "Withdrawing Shareholder"), the Withdrawing Shareholder shall sell, and Corporation shall buy, all, but not less than all, of the Stock owned by the Withdrawing Shareholder at the price specified in Section 2.3(c) herein, and on the terms specified in Section 2.3(d) herein.

(b) <u>Inability of Corporation to Redeem</u>. If the Corporation shall be lawfully unable to purchase all of the Withdrawing Shareholder's Stock, as required by Section 2.3(a), it shall purchase all of the Stock that it can lawfully purchase, and shall, within one hundred fifty (150) days after the Terminating Event, notify each other Shareholder and the Withdrawing Shareholder of the number of shares of Stock that it cannot purchase. Each of the remaining Shareholders shall purchase that portion of the Stock (not so purchased by the Corporation) that the number of shares of Stock held by him bears to the number of shares of Stock owned by all remaining Shareholders at the price specified in Section 2.3(c) herein and on the terms specified in Section 2.3(d) herein.

(c) <u>Purchase Price</u>. The purchase price of the shares of Stock pursuant to Section 2.3 shall be the Current Value of such shares, determined in accordance with Article 1.

(d) <u>Terms of Payment</u>. The purchase price to be paid to the Withdrawing Shareholder shall be paid at closing, which shall be within one hundred eighty (180) days following the Terminating Event (the "Closing Date"). The purchase price shall be paid in cash or, at the option of the purchasing party(ies), by the execution and delivery of a note payable to the order of the

Withdrawing Shareholder or the estate of said Shareholder in an amount equal to such purchase price; provided, however, the amount of insurance proceeds, if any, received by the purchasing party(ies) on or before the Closing Date, as a result of the purchasing party(ies)'s ownership of a life insurance policy insuring the life of the Withdrawing Shareholder, but not more than the total purchase price, shall be paid at closing and the amount of the promissory note shall be for the unpaid purchase price, if any. Said note shall bear interest at the rate of one percent (1%) over the Prime Rate of interest published from time to time by Bank One; provided, however, that at no time shall the rate of interest on such promissory note be less than eight percent (8%) per annum nor more than twelve percent (12%) per annum. Said promissory note shall be payable in not less than five and not more than ten equal annual installments of principal and interest, the first such payment to be made one (1) year from the date of the execution and delivery of such note, and such note shall contain full prepayment privileges without penalty. The term of the note shall be negotiated in good faith by the parties taking into account the purchasing party(ies)'s ability to make the annual payments over the periods being proposed by the parties; provided, however, that in the event the parties are unable to agree upon a term for the note, then the Corporation shall decide the term over which such payments are to be made taking into account its forecasted income and forecasted cash needs. Furthermore, in the event that, after the Closing Date and prior to the payment in full of the balance due on the note, the purchasing party(ies) receives any proceeds from any life insurance policies held by the purchasing party(ies) on the life of the Withdrawing Shareholder, the purchasing party(ies) shall, within thirty (30) days of the receipt of such funds, pay to the Withdrawing Shareholder, the lesser of (i) the remaining balance due on the note, or (ii) the amount of life insurance proceeds received by the purchasing party(ies).

In addition to the foregoing payments, the Corporation (and each of the remaining Shareholders) shall take such steps as are reasonable and necessary to relieve the Withdrawing Shareholder from any and all personal liability for any corporate debts, loans, obligations and liabilities existing as of the Closing Date. In the event the Corporation is unable to relieve the Withdrawing Shareholder from such liability, the Corporation shall execute and deliver to the Withdrawing Shareholder an indemnity agreement with respect to such liabilities.

ARTICLE 3

LEGEND ON STOCK

3.1 Form of Legend. Upon the execution of this Agreement, each Shareholder shall surrender to the Corporation all of his

certificates representing the Stock. The Secretary shall endorse each certificate with the following legend:

> The shares of Stock represented by this certificate are held subject to, and transfer of such shares is restricted by, the terms of an Agreement, dated January 1, 1992, a copy of which is on file at the office of the Corporation. No sale, assignment, transfer, pledge, or other disposition of any share represented by this certificate shall be valid unless made in accordance with the terms of the Agreement. By acceptance of this certificate the holder hereof agrees to be bound by the terms of said Agreement.

After such endorsement, each of the certificates so surrendered shall be returned to the Shareholder owning such certificate. Thereafter, all certificates representing Stock of the Corporation shall bear an identical endorsement. A copy of this Agreement shall be filed with the Secretary of the Corporation.

3.2 Intention of Parties. The parties to this Agreement intend that the legend conform to the provisions of the Uniform Commercial Code as adopted by the State of Indiana. This legend may be modified from time to time by the Board of Directors of the Corporation to conform to any amendments to the Uniform Commercial Code as adopted by the State of Indiana or to this Agreement.

ARTICLE 4

TERMINATION AND AMENDMENT

This Agreement shall terminate:

(a) If all Stock of the Corporation is owned by any one (1) Shareholder; or

(b) If the Corporation is adjudicated a bankrupt, the Corporation executes an assignment for benefit of creditors, a receiver is appointed for the Corporation, or the Corporation is voluntarily or involuntarily dissolved; or

(c) If all Shareholders agree to terminate this Agreement.

This Agreement may not be amended or terminated orally, and no amendment, termination or attempted waiver shall be valid unless in writing and signed by each party to this Agreement.

ARTICLE 5

NOTICES

Any and all notices, offers, demands or elections required or permitted to be made under this Agreement (notices) shall be in writing, signed by the party giving such notice, and delivered personally or sent by registered or certified mail to the other party at the address set forth on Exhibit A, attached hereto and incorporated herein by reference, or at such other address as the other party may hereafter designate in writing.

ARTICLE 6

REMEDIES

Stock subject to this Agreement is not readily marketable, and, for that reason and other reasons, the parties will be irreparably damaged if this Agreement is not specifically enforced. In this regard, the parties declare that it is impossible to measure in money the damages that will accrue to a person having rights under this Agreement by reason of a failure of another to perform any obligation under this Agreement. Therefore, this Agreement shall be enforceable by specific performance or other equitable remedy cumulative with and not exclusive of any other remedy.

ARTICLE 7

LIABILITIES

If the Corporation or any Shareholder obtains Stock from a Shareholder pursuant to the terms of this Agreement, the acquiring party shall use its or his best reasonable efforts to obtain the release of such selling Shareholder from all contingent liabilities incurred in connection with the business of the Corporation, including, but not limited to, liabilities of such other Shareholder as guarantor of or surety upon obligations of the Corporation to lenders.

ARTICLE 8

APPRAISERS

8.1 Selection of Appraisers. If within ninety (90) days after the occurrence of an event (the "Event") requiring the determination of the Current Value of the Stock, the Shareholders (including the personal representative of a deceased Shareholder's estate or the personal representative of a Shareholder who is unable to act on his own behalf due to Permanent Disability) and the Corporation have not unanimously agreed on

the value of the Stock, then the Corporation and the Shareholder (the "Selling Shareholder") shall, within ten (10) days following the expiration of the ninety day (90) day period set forth hereinabove, each select an appraiser to determine the Current Value. Furthermore, any appraiser selected by any party pursuant to this Article 8 shall, at a minimum, possess the designation of M.A.I., and shall be experienced in appraising the type of assets held by the Corporation and in appraising interests in closely held businesses and limited partnerships of the type in which the Corporation owns interests. If any party fails to name an appraiser, the other party(ies) may select an appraiser for such party.

8.2 Determination of Fair Market Value.

(a) Determination of Value of Stock. The appraisers so selected shall proceed promptly to determine the fair market value of the Stock, including therein a fair market valuation of the interest and equity of the Selling Shareholder in the Corporation, taking into consideration the earnings history and potential of the Corporation, the fair market value of the assets of the Corporation, as well as any outstanding indebtedness, liabilities, liens, and obligations relating to the Corporation. The determination of such fair market value by the appraiser(s) shall be final and binding on all parties; provided, however, that any such appraisal shall be submitted to the Corporation and the Selling Shareholder not later than two hundred ten (210) days following the occurrence of the Event giving rise to the appraisal. In the event that two or more appraisers are selected and the appraisers are unable to agree on a fair market value, the average of the appraisals shall be conclusive evidence as to such fair market value of the Selling Shareholder's Stock and shall be final and binding on all parties; provided, however, that in the event that the fair market value as set forth in the higher of the two appraisals is more than 120% of the fair market value set forth in the lower of the two appraisals, the appraisers shall select a third appraiser who shall, within one hundred twenty (120) days of the date such appraiser is notified of his selection, determine the fair market value of the Selling Shareholder's Stock in accordance with this Section 8.2 and the determination of the fair market value by such third appraiser shall be averaged with that fair market value set forth in the appraisal submitted by the original two appraisers which is closest to the fair market value determined by such third appraiser and such average shall conclusively be deemed to be the fair market value of the Selling Shareholder's Stock. The appraisers shall deliver a written report on their appraisal to the Corporation and the Selling Shareholder.

(b) Failure to Submit Appraisal. Notwithstanding the provisions of Section 8.2(a) above to the contrary, in the event that any appraisal is not submitted to the Corporation and the Selling Shareholder within the times set forth in Section 8.2(a)

above, said appraisal shall be disregarded by the Corporation and the Selling Shareholder and the fair market value shall be that value set forth in the appraisal which was submitted within the time set forth hereinabove or, in the event more than one appraisal is submitted within the allotted time period, the average of such appraisals.

(c) Adjustment to Fair Market Value. The fair market value of the Stock, as determined hereinabove, shall then be adjusted to be as follows:

(i) If the Terminating Event is the death or permanent disability of the Selling Shareholder, an amount equal to ninety percent (90%) of the fair market value of the Stock of the Selling Shareholder, as determined pursuant to Sections 8.2(a) and 8.2(b); or

(ii) If the Terminating Event is the voluntary or involuntary termination of employment, an amount equal to seventy-five percent (75%) of the fair market value of the Stock of the Selling Shareholder, as determined pursuant to Sections 8.2(a) and 8.2(b).

8.3 Fees and Expenses. Each party shall pay the fee and expense of the appraiser selected by or for such party; provided, however, that if a third appraiser is selected pursuant to the provisions of Section 8.2(a) above, the fee of such appraiser shall be borne equally by the Corporation and the Selling Shareholder.

ARTICLE 9

ELECTION TO POLITICAL OFFICE

In the event a Shareholder who is employed by the Corporation (the "Elected Shareholder") is elected or appointed to a full time political office and/or a political office which requires such Elected Shareholder to devote thereto an amount of such Elected Shareholder's time and efforts to such political office so as to materially and substantially interfere with such Elected Shareholder's performance of the services of such individual in his capacity as an employee of the Corporation and/or any Affiliate of the Corporation, such Shareholder shall not receive a salary or bonus for the period of time that such Shareholder is instead performing the duties of the political office and the parties shall determine the fair market value of the Shareholder's Stock as of the date such Shareholder is elected or appointed to the political office, said appraisal and determination of value to be made in accordance with the provisions of Article 8 above. For purposes of Section 8.2, if a Shareholder voluntarily terminates his employment during the term

of his political office, the fair market value used shall be based on such appraisal. At such time that the Elected Shareholder leaves political office and wishes to re-enter active involvement in the business, a second appraisal and determination of the value of the Shareholder's Stock shall be made in accordance with the provisions of Article 8 above. The Elected Shareholder then shall either (i) pay to the other Shareholders the difference between the value of his Stock as determined by the first appraisal and the value of his Stock as determined by the second appraisal, or (ii) surrender to the Corporation, without consideration, sufficient Stock to result in the value of his Stock being the same as the value of his Stock determined by the first appraisal. The Corporation shall select the appraiser who performs the appraisals required under this Article 9 and shall pay the fee and expense of the appraiser selected.

ARTICLE 10

COMPENSATION

Each Shareholder agrees that he will not cause the Corporation or any Affiliate to pay unreasonable compensation, including salary and bonuses, to any Shareholder. Whether a Shareholder is paid "unreasonable compensation" during a particular year shall be determined by evaluating the total annual compensation such Shareholder received with the total annual compensation received by individuals with similar responsibilities working for similar employers.

ARTICLE 11

CORPORATE MANAGEMENT

11.1 Board of Directors. Each Shareholder agrees that throughout the term of this Agreement he will vote his Stock in favor of electing each Shareholder to the Board of Directors of the Corporation. In the event that Charles R. Davis shall resign as Chairman of the Board of the Corporation, the Shareholders agree that a new Chairman of the Board may only be elected with the unanimous consent of the remaining members of the Board of Directors. In the event that the remaining members of the Board of Directors are unable to unanimously elect a new Chairman of the Board of Directors, the Board of Directors shall not have a Chairman of the Board and the duties of the Chief Executive Officer shall be divided equally among the remaining members of the Board of Directors.

11.2 Termination of Employees. In the event that a majority of the Board of Directors of the Corporation wish to terminate an employee of the Corporation or any of its Affiliates (other than

a Shareholder) and one or more of members of the Board of Directors of the Corporation wishes to retain such employee, the Board of Directors shall give the Board member wishing to retain such employee written notice of their desire to terminate the employee and the reasons therefor. The Board member wishing to retain such employee shall then have four (4) months to correct the employee's deficiencies, as stated in the notice, and shall give the Board of Directors an interim report after two (2) months stating what, if any, progress has been made toward the correction of the employee's deficiencies. At the end of the four month period, the Board of Directors shall reconsider the matter and the Board of Directors, by majority vote, shall determine whether to retain or terminate such employee.

ARTICLE 12

MISCELLANEOUS

12.1 Prior Agreements. This Agreement supersedes all prior agreements made between the Shareholders and the Corporation affecting the Stock of the Corporation and all such prior agreements are hereby terminated.

12.2 Applicable Law. This Agreement is executed and will be performed in the State of Indiana, and this Agreement shall be construed and enforced in accordance with the laws of the State of Indiana.

12.3 Severability. If any part of this Agreement shall be held void, voidable, or otherwise unenforceable by any court of law or equity, nothing contained in this Agreement shall limit the enforceability of any other part. The parties agree that the rights of the Corporation to purchase its Stock contained in this Agreement are subject to any restrictions contained in the Indiana Corporation Code, and such other pertinent lawful restrictions as are now or may hereafter become effective. If for any reason the Corporation should be prohibited from exercising such rights, the remaining provisions of this Agreement shall remain in full force and effect.

12.4 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Corporation and the Shareholders, their respective heirs, successors, successors-in-title, legal representatives and lawful assigns. No party shall have the right to assign this Agreement, or any interest under this Agreement, without the prior written consent of the other parties.

a Shareholder) and one or more of members of the Board of Directors of the Corporation wishes to retain such employee, the Board of Directors shall give the Board member wishing to retain such employee written notice of their desire to terminate the employee and the reasons therefor. The Board member wishing to retain such employee shall then have four (4) months to correct the employee's deficiencies, as stated in the notice, and shall give the Board of Directors an interim report after two (2) months stating what, if any, progress has been made toward the correction of the employee's deficiencies. At the end of the four month period, the Board of Directors shall reconsider the matter and the Board of Directors, by majority vote, shall determine whether to retain or terminate such employee.

ARTICLE 12

MISCELLANEOUS

12.1 Prior Agreements. This Agreement supersedes all prior agreements made between the Shareholders and the Corporation affecting the Stock of the Corporation and all such prior agreements are hereby terminated.

12.2 Applicable Law. This Agreement is executed and will be performed in the State of Indiana, and this Agreement shall be construed and enforced in accordance with the laws of the State of Indiana.

12.3 Severability. If any part of this Agreement shall be held void, voidable, or otherwise unenforceable by any court of law or equity, nothing contained in this Agreement shall limit the enforceability of any other part. The parties agree that the rights of the Corporation to purchase its Stock contained in this Agreement are subject to any restrictions contained in the Indiana Corporation Code, and such other pertinent lawful restrictions as are now or may hereafter become effective. If for any reason the Corporation should be prohibited from exercising such rights, the remaining provisions of this Agreement shall remain in full force and effect.

12.4 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Corporation and the Shareholders, their respective heirs, successors, successors-in-title, legal representatives and lawful assigns. No party shall have the right to assign this Agreement, or any interest under this Agreement, without the prior written consent of the other parties.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, under seal, on the date and at the place first above written.

DAVIS HOLDING CORPORATION

By: ______________________
Charles R. Davis, President

Attest: ______________________
Title: Secretary

(CORPORATE SEAL)

______________________ (SEAL)
Charles R. Davis, Shareholder

______________________ (SEAL)
Bradley C. Davis, Shareholder

______________________ (SEAL)
Michael B. Davis, Shareholder

______________________ (SEAL)
C. Richard Davis, II, Shareholder

EXHIBIT A

ADDRESSES FOR NOTICES

PARTY	ADDRESS
Corporation	8250 Haverstick Road Suite 290 Indianapolis, Indiana 46240
Charles R. Davis	10829 Brigantine Drive Indianapolis, Indiana 46256
C. Richard Davis	10322 Swiftsail Lane Indianapolis, Indiana 46256
Bradley C. Davis	c/o Davis Holding Corporation 8200 Haverstick Road Suite 250 Indianapolis, Indiana 46240
Michael B. Davis	5669 N. Guilford Indianapolis, Indiana 46240

Exhibit 2.6

Articles of Organization of
Davis Financial Services, LLC

ARTICLES OF ORGANIZATION

OF

DAVIS FINANCIAL SERVICES, LLC.

COPY

The undersigned organizer, desiring to form a limited liability company (the "Company") pursuant to the provisions of the Indiana Business Flexibility Act, as amended (the "Act"), executes the following Articles of Organization.

ARTICLE I

Name

The name of the Company is "Davis Financial Services, LLC."

ARTICLE II

Registered Office and Registered Agent

Section 2.1. Registered Office. The address of the Registered Office of the Company is 3755 East 82nd Street, Suite 120, Indianapolis, Indiana 46240.

Section 2.2. Registered Agent. The name and address of the Company's registered agent for service of process is Ronald F. Shady, Jr., Esq., 135 North Pennsylvania Street, 2000 First Indiana Plaza, Indianapolis, Indiana 46204.

RECEIVED

P 3:35

ARTICLE III

Period of Existence

Section 3.1. The period during which the Company shall continue is perpetual until the occurrence of an "Event of Dissociation" (as defined below), unless the business of the Company is continued by the consent of a Majority in Interest of the Members (defined as remaining Members whose percentage interests in both profits and capital total more than fifty percent (50%)) obtained within ninety (90) days after the occurrence of such event. "Event of Dissociation" means:

(a) the bankruptcy, dissolution and/or commencement of winding up of a Member.

(b) the withdrawal of a Member from the Company.

(c) when a Member ceases to be a Member by reason of the transfer of such Member's interest in the Company.

(d) the death or incompetency of a Member who is an individual.

ARTICLE IV

Management

Management of the business and affairs of the Company is vested in Davis Holding Corporation, an Indiana corporation, who is and shall be the sole "Manager" of the Company as provided in I.C. 23-18-1-14 and I.C. 23-18-4-1 of the Act.

ARTICLE V

Amendment of Articles

The Company reserves the right to amend, alter, change or repeal any provision contained in these Articles, or in any amendment hereto, or to add any provision to these Articles or to any amendment hereto, in any manner now or hereafter prescribed or permitted by the provisions of the Act or any amendment thereto; provided that the written consent is first obtained of the Members whose aggregate percentage interests in the Company total one hundred percent (100%) of the aggregate percentage interests in the Company.

IN WITNESS WHEREOF, the undersigned, being the sole organizer of the Company, hereby executes these Articles and verifies subject to the penalties of perjury that the facts contained herein are true.

By [signature]
Ronald F. Shady, Jr.

This instrument prepared by Ronald F. Shady, Jr., Attorney at Law, Klineman, Rose and Wolf, 135 North Pennsylvania Street, 2000 First Indiana Plaza, Indianapolis, Indiana 46204-2456; (317) 264-5000.

Exhibit 2.7

Operating Agreement of
Davis Financial Services, LLC

DRAFT

OPERATING AGREEMENT
OF
DAVIS FINANCIAL SERVICES, LLC

This Operating Agreement (the "Agreement") for DAVIS DAVIS FINANCIAL SERVICES, LLC (the "Company") is entered into and shall be effective as of the ____ day of December, 1994, by and among DAVIS HOLDING CORPORATION, an Indiana corporation, and DAVIS HOMES, LLC, an Indiana limited liability company, pursuant to the provisions of the Indiana Business Flexibility Act, on the following terms and conditions:

ARTICLE I
THE COMPANY

1.1 Formation. The parties hereto do hereby form a limited liability company (the "Company") for the purpose of conducting business within the State of Indiana and shall cause Articles of Organization for the Company to be filed with the Indiana Secretary of State. The Company and this Agreement shall become effective upon the filing of the Articles of Organization, pursuant to, in accordance with, and for purposes of, the provisions of the Act.

1.2 Name. The name of the Company shall be DAVIS FINANCIAL SERVICES, LLC and all business of the Company shall be conducted in such name and/or under the such other names as may be lawfully approved and adopted by the Company.

1.3 Purpose. The purposes of the Company shall be as follows:

(a) To engage in a general loan and mortgage business; to buy and sell promissory notes, mortgages and other contracts at discount; to negotiate such notes, mortgages and contracts; to lend and borrow money; and to do any and all other things incident or pertinent to such a general loan business;

(b) To deal in services and take other appropriate steps to further the financial interests of the Company;

(c) To enter partnership agreements in the capacity of a General Partner or a Limited Partner, to become a member of a joint venture or limited liability company, or to participate in some other form of syndication for investment; and

(d) To engage in any other lawful business or activity related thereto.

1.4. Place of Business. The principal place of business of the Company shall be located at 3755 East 82nd Street, Suite 120, Indianapolis, Indiana 46240 or at such other place in the State of Indiana as may be approved by the Members.

1.5 Term. The term of the Company shall commence on the date the Articles of Organization are filed and shall be perpetual, unless earlier terminated or liquidated in accordance with the terms of this Agreement.

1.6 Statutory Compliance. The Company shall exist under and be governed by, and this Agreement shall be construed in accordance with, the applicable laws of the State of Indiana. The Members shall make all filings and disclosures required by, and shall otherwise comply with, all such laws. The Members shall execute and file in the appropriate records any assumed or fictitious name certificates and other documents and instruments as may be necessary or appropriate with respect to the formation of, and conduct of business by, the Company, including, but not limited to, the filing of the Articles of Organization.

1.7 Title to Property. All real and personal property owned by the Company shall be owned by the Company as an entity and no Member shall have any ownership interest in such property in its individual name or right, and each Member's interest in the Company shall be personal property for all purposes. The Company shall hold all of its property in the name of the Company and not in the name of any Member.

1.8 Payments of Member Obligations. The Members shall use the Company's credit and assets solely for the benefit of the Company and no asset of the Company shall be transferred or encumbered for or in payment of any individual obligation of a Member.

1.9 Definitions. Capitalized words and phrases used in this Agreement have the following meanings:

(a) "Act" means the Indiana Business Flexibility Act, as set forth in I.C. §§ 28-18-1-1 et seq., as amended from time to time (or any corresponding provisions of succeeding law).

(b) "Affiliate" means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with such Person, (ii) any

Person owning or controlling ten percent (10%) or more of the outstanding voting interests of such Person, (iii) any officer, director, or general partner of such Person, or (iv) any Person who is an officer, director, general partner, trustee, or holder of ten percent (10%) or more of the voting interests of any Person described in clauses (i) through (iii) of this sentence. For purposes of this definition, the term "controls," "is controlled by," or "is under common control with" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract or otherwise.

(c) "Agreement" means this Operating Agreement, as amended from time to time. Words such as "herein," "hereinafter," "hereof," "hereto," and "hereunder" refer to this Agreement as a whole, unless the context otherwise requires.

(d) "Bankruptcy" means, with respect to any Person, a "Voluntary Bankruptcy" or an "Involuntary Bankruptcy." A "Voluntary Bankruptcy" means, with respect to any Person, the inability of such Person generally to pay its debts as such debts become due, or an admission in writing by such Person of its inability to pay its debts generally or a general assignment by such Person for the benefit of creditors; the filing of any petition or answer by such Person seeking to adjudicate it a bankrupt or insolvent, or seeking for itself any liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of such Person or its debts under any law relating to bankruptcy, insolvency, or reorganization or relief of debtors, or seeking, consenting to, or acquiescing in the entry of an order for relief or the appointment of a receiver, trustee, custodian, or other similar official for such Person or for any substantial part of its property; or corporate action taken by such Person to authorize any of the actions set forth above. An "Involuntary Bankruptcy" means, with respect to any Person, without the consent or acquiescence of such Person, the entering of an order for relief or approving a petition for relief or reorganization or any other petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or other similar relief under any present or future bankruptcy, insolvency, or similar statute, law, or regulation, or the filing of any such petition

against such Person which petition shall not be dismissed within ninety (90) days, or, without the consent or acquiescence of such Person, the entering of an order appointing a trustee, custodian, receiver or liquidator of such Person or of all or any substantial part of the property of such Person which order shall not be dismissed within sixty (60) days.

(e) "Business Day" means a day of the year on which banks are not required and/or authorized to close in Indianapolis, Indiana.

(f) "Capital Account" means, with respect to any Member, the Capital Account maintained in accordance with the following provisions:

(i) To each Member's Capital Account there shall be credited such Member's Capital Contributions, such Member's distributive share of Profits and any items in the nature of income or gain which are specially allocated pursuant to Section 3.2 or Section 3.3 hereof, and the amount of any Company liabilities assumed by such Member or which are secured by any Property distributed to such Member;

(ii) To each Member's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Property distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of Losses and any items in the nature of expenses or losses which are specially allocated pursuant to Section 3.2 or Section 3.3 hereof, and the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(iii) In determining the amount of any liability for purposes of Sections 1.9(f)(i) and 1.9(f)(ii) hereof, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Members shall determine that it is

prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company or the Members), are computed in order to comply with such Regulations, the Members may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member upon the dissolution of the Company. The Members also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes in accordance with Regulations Section 1.704-1(b)(2)(iv)(g), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b).

(g) "Capital Contributions" means, with respect to any Member, the amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Company with respect to the Company interest held by such Member pursuant to the terms of this Agreement. The principal amount of a promissory note which is not readily traded on an established securities market and which is contributed to the Company by the maker of the note (or a Person related to the maker of the note within the meaning of Regulations Section 1.704-1(b)(2)(ii)(c) shall not be included in the Capital Contribution of any Member until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Regulations Section 1.704-1(b)(2)(iv)(d)(2).

(h) "Code" means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

(i) "Company" means the limited liability company formed by this Agreement and the limited liability company continuing the business of this Company in the event of dissolution as herein provided.

(j) "Company Minimum Gain" has the same meaning as set forth in Regulations Sections 1.704-2(b)(2) and 1.704-2(d)for Partnership Minimum Gain.

(k) "Depreciation" means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Fiscal Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deductions for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Members.

(l) "Fiscal Year" means (i) the period commencing on the effective date of this Agreement and ending on December 31st, (ii) any subsequent twelve (12) month period commencing on January 1st and ending on December 31st, or (iii) any portion of the period described in clause (ii) for which the Company is required to allocate Profits, Losses, and other items of Company income, gain, loss, or deduction pursuant to Article III hereof.

(m) "Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the Members;

(ii) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values as of the following times: (a) the admission of an additional Member; (b) the distribution by the Company to a Member (other than normal distributions of cash flow) as consideration for an interest in the Company; and (c) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g).

(iii) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted

to equal the gross fair market value of such asset on the date of distribution as determined by the Members; and

(iv) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and Sections 1.9(w)(vi) and 3.2(c) hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this Section 1.9(m)(iv) to the extent the Members determine that an adjustment pursuant to Section 1.9(m)(ii) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Section 1.9(m)(iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Section 1.9(m)(i), Section 1.9(m)(ii), or Section 1.9(m)(iv) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

(n) "Interest" means with respect to a Member such Member's interest in the Profits and Losses of the Company, as set forth on Exhibit "A" of this Agreement.

(o) "Issuance Items" has the meaning set forth in Section 3.2(f).

(p) "Nonrecourse Deductions" has the meaning set forth in Section 1.704-2(b)(1) of the Regulations.

(q) "Nonrecourse Liability" has the meaning set forth in Section 1.704-2(b)(3) of the Regulations.

(r) "Member Nonrecourse Debt" has the same meaning as is set forth in Section 1.704-2(b)(4) of the Regulations for Partner Nonrecourse Debt.

(s) "Member Nonrecourse Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse

Liability, determined in accordance with Section 1.704-2(i)(3) of the Regulations.

(t) "Member Nonrecourse Deductions" has the same meaning set forth in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Regulations for Partner Nonrecourse Deductions.

(u) "Members" means those individuals and entities executing this Agreement as Members. "Member" means any one of the Members.

(v) "Person" means any individual, partnership, corporation, trust, or other entity.

(w) "Profits" and "Losses" means, for each Fiscal Year, an amount equal to the Company's taxable income or loss for such Fiscal Year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this Section 1.9(w) shall be added to such taxable income or loss;

(ii) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this Section 1.9(w) shall be subtracted from such taxable income or loss;

(iii) In the event the Gross Asset Value of any Company asset is adjusted pursuant to Section 1.9(m)(ii) or Section 1.9(m)(iii) hereof, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(iv) Gain or loss resulting from any disposition of Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the

Gross Asset Value of the Property disposed of, notwithstanding that the adjusted tax basis of such Property differs from its Gross Asset Value;

(v) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with Section 1.9(m) hereof; and

(vi) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

(vii) Notwithstanding any other provision of this Section 1.9(w), any items which are specifically allocated pursuant to Section 3.3 hereof shall not be taken into account in computing Profits or Losses.

(x) "Property" means all real and personal property acquired by the Company and any improvements thereto, and shall include both tangible and intangible property.

(y) "Regulations" means the Income Tax Regulations, including Temporary Regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

(z) "Transfer" means, as a noun, any voluntary or involuntary transfer, sale, pledge or other disposition and, as a verb, voluntarily or involuntarily to transfer, sell, pledge or otherwise dispose of.

ARTICLE II
CAPITAL CONTRIBUTIONS

2.1 Members. The names, addresses, initial Capital Contributions, and the percentage interests of each of the Members are set forth on Exhibit "A" hereto and incorporated by reference herein.

2.2 Additional Capital Contributions. The Members shall not be required to make any additional capital contributions and in no event shall a Member be personally liable for any losses, obligations, or debts of the Company in excess of its respective initial capital contribution, except as specifically agreed upon by such Member.

2.3 Other Matters.

(a) Except as otherwise provided in this Agreement, no Member shall demand or receive a return of its Capital Contributions or withdraw from the Company without the consent of all Members. Under circumstances requiring a return of any Capital Contributions, no Member shall have the right to receive property other than cash except as may be specifically provided herein.

(b) No Member shall receive any interest, salary or drawing with respect to its Capital Contributions or its Capital Account or for services rendered on behalf of the Company or otherwise in its capacity as Member, except as otherwise provided in this Agreement.

(c) Except as otherwise provided in this Article II, no Person shall be admitted to the Company as a Member without the unanimous consent of the Members.

ARTICLE III
ALLOCATIONS

3.1 Profits and Losses. After giving effect to the Special Allocations set forth in sections 3.2 and 3.3 hereof, Profits and Losses for any Fiscal Year shall be allocated among the Members in accordance with their percentage interests in the Profits and Losses of the Company, as set forth in Exhibit "A" attached hereto and incorporated herein.

3.2 Special Allocations. The following special allocations shall be made in the following order:

(a) Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(f) of the Regulations,

notwithstanding any other provision of this Article III, if there is a net decrease in Company Minimum Gain during any Company Fiscal Year, each Member shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Regulations. This Section 3.2(a) is intended to comply with the minimum gain chargeback requirement in such Section of the Regulations and shall be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this Article III, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Company Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section 3.2(b) is intended to comply with the minimum gain chargeback requirement in such Section of the Regulations and shall be interpreted consistently therewith.

(c) Code Section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts, as a result of a distribution to a Member in complete liquidation of interests the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specifically allocated to the

Members in accordance with their interests in the Company in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Members to whom such distribution was made in the event that Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(d) <u>Nonrecourse Deductions</u>. Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated among the Members in proportion to their Interests in the Company, as set forth in Exhibit "A".

(e) <u>Member Nonrecourse Deductions</u>. Any Member Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulation Sections 1.704-2(i)(1) and 1.704-2(i)(2).

(f) <u>Allocations Relating to Taxable Issuance of Company Interests</u>. Any income, gain, loss or deduction realized as a direct or indirect result of the issuance of an interest in the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

3.3 <u>Curative Allocations</u>. The allocations set forth in Sections 3.2(a), 3.2(b), 3.2(c), 3.2(d), and 3.2(e) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 3.3. Therefore, notwithstanding any other provision of this Article III (other than the Regulatory Allocations), the Members shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Sections 3.1 and 3.2(f). In exercising their discretion under this Section 3.3, the Members shall take into account future Regulatory Allocations under Sections 3.2(a) and 3.2(b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Section 3.2(d) and 3.2(e).

3.4 Other Allocation Rules.

(a) The Members are aware of the income tax consequences of the allocations made by this Article III and hereby agree to be bound by the provisions of this Article III in reporting their shares of Company income and loss for income tax purposes.

(b) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Members using any permissible method under Code Section 706 and the Regulations thereunder.

(c) Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations Section 1.752-3(a)(3), the Members' interests in Company Profits are in proportion to their Interests, as set forth on Exhibit "A".

(d) To the extent permitted by Section 1.704-2(h)(3) of the Regulations, the Members shall endeavor not to treat distributions of cash as having been made from the proceeds of a Nonrecourse Liability or a Member Nonrecourse Debt.

3.5 Tax Allocations; Code Section 704(c). In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with Section 1.9(m)(i) hereof).

In the event the Gross Asset Value of any Company asset is adjusted pursuant to Section 1.9(m)(ii) hereof, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Members in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 3.5 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Person's Capital

Account or share of Profits, Losses, other items, or distributions pursuant to any provisions of this Agreement.

ARTICLE IV
DISTRIBUTIONS

4.1 Distributions. Except as may be otherwise provided in this Agreement, the Company shall distribute to the Members the net cash flow of the Company. Such distributions shall be made at such times as the Manager shall determine and shall be distributed among the Members in proportion to their Interests in the Company; provided, however, that in all events, the Company shall distribute to each Member, prior to the end of the third month following the close of each taxable year of the Company, an amount equal to such Member's distributive share of the net taxable income of the Company (as computed for Federal income tax purposes) multiplied by forty-five percent (45%), it being the intent of the parties that, at a minimum, each Member shall receive a distribution of cash equal to the tax liability generated by such Member's distributive share of the Company's net taxable income. For purposes of this Agreement, the term "net cash flow of the Company" means the gross cash proceeds from Company operations less the portion hereof used to pay or establish reserves for all Company expenses, debt payments, capital improvements, replacements, and contingencies, all as determined by the Manager. The net cash flow of the Company shall not be reduced by depreciation, amortization, cost recovery deductions or similar allowances.

4.2 Amounts Withheld. All amounts withheld pursuant to the Code or any provision of any state or local tax law with respect to any payment or distribution to the Company or the Members shall be treated as amounts distributed to the Members pursuant to this Article IV for all purposes under this Agreement. The Company is authorized to withhold from distributions, or with respect to allocations, to the Member and to pay over to any federal, state or local government any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state or local law and shall allocate such amounts to the Members with respect to which such amount was withheld.

ARTICLE V
MANAGEMENT; RIGHTS AND DUTIES OF MEMBERS

5.1 General. The initial Manager, or Managing Member, of the Company shall be DAVIS HOLDING CORPORATION. The business and affairs of the Company shall be managed by its Manager or Managing Member. Except for situations in which the approval of

the Members is expressly required by this Operating Agreement or by nonwaivable provisions of applicable law, the Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. The Manager shall hold office until the next annual meeting of Members or until its successor shall have been elected and qualified. The Manager shall be elected by the affirmative vote of Members holding at least a Majority Interest. In addition to any other rights and powers, the Manager may exercise the following specific rights and powers without any further consent of the other Members being required:

(a) To take any and all reasonable and/or necessary actions to enable the Company to engage in the acquisition, development, construction, operation, management, and/or sale of real estate;

(b) To acquire or dispose of real property (including any interest therein) for cash, securities, other property, or any combination thereof upon such terms and conditions as the Manager may, from time to time, determine (including, in instances where the property is encumbered, on either an assumption or a "subject to" basis);

(c) To finance the Company's activities either with the seller of the property or materials or by borrowing money from third parties, all on such terms and conditions as the Manager deems appropriate. In instances where money is borrowed for Company purposes, the Manager shall be, and hereby is, authorized to pledge, mortgage, encumber, or grant a security interest in the property or materials acquired and/or other Company assets for the repayment of such loans;

(d) To employ, retain, or otherwise secure or enter into other contracts with personnel or firms to assist in acquiring, developing, improving, managing, and general operation of the Company's business, including, but not limited to attorneys, accountants, architects, business consultants, contractors and engineers, all on such terms and for such consideration as the Manager deems advisable;

(e) To expend the capital and income of the Company to the extent permitted by this Agreement;

(f) To ask for, collect and receive any rents, issues and profits or income from any Property of the Company, or any part or parts thereof, and/or any services provided by the Company and to disburse Company funds for Company purposes to those persons entitled to receive same;

(g) To purchase from or through others, contracts of liability, casualty or other insurance for the protection of the properties or affairs of the Company or the Members, or for any purpose convenient or beneficial to the Company;

(h) To pay all taxes, licenses or assessments of whatever kind or nature imposed upon or against the Company or its assets, and for such purposes to make such returns and do all other such acts or things as may be deemed necessary and advisable by the Company;

(i) To establish, maintain and supervise the deposit of any monies or securities of the Company with federally insured banking institutions or other institutions as may be selected by the Manager, in accounts in the name of the Company with such institutions;

(j) To institute, prosecute, defend, settle, compromise and dismiss lawsuits or other judicial or administrative proceedings brought on or in behalf of, or against, the Company or the Members in connection with activities arising out of, connected with or incidental to this Agreement, and to engage counsel or others in connection therewith;

(k) To execute for and on behalf of the Company all applications for permits and licenses as the Manager deems necessary and advisable;

(l) To perform all ministerial acts and duties relating to the payment of all indebtedness, taxes and assessments due or to become due with regard to the Company, and to give and receive notices, reports and other communications arising out of or

in connection with the conduct of the Company's business; and

(m) To take any and all other actions which are permitted under applicable law and which are customary or reasonably related to the Company's business.

5.2 Insurance. The Manager shall procure and maintain, or cause to be procured and maintained, insurance sufficient to enable the Company to comply with applicable laws, regulations and requirements.

5.3 Standard of Care. The Manager shall use reasonable efforts to perform its duties hereunder. The Manager shall devote such of the time of its personnel to the business of the Company as may be necessary for the efficient carrying on thereof. Whenever reasonably requested by any Member, the Manager shall render a just and faithful account of all dealings and transactions relating to the business of the Company.

5.4 Restrictions on the Manager and Members. Notwithstanding anything in this agreement to the contrary, neither the Manager nor any other Member shall have any authority to do any of the following acts on behalf of the Company without the approval of a majority, in interest not in numbers, of the Members:

(a) admitting a new Member to the Company;

(b) doing any act in contravention of this Agreement or which would make it impossible or unreasonably burdensome to carry on the business of the Company; or

(c) possessing any property of the Company, or assigning the rights of the Company in any of its property.

Notwithstanding the above, the Manager have the right to take such actions as it, in its reasonable judgment, deems necessary for the protection of life or health or the preservation of Company assets if, under the circumstances, in the good faith estimation of the Manager, there is insufficient time to allow the Manager to obtain the approval of the Members to such action and any delay would materially increase the risk to life or health or preservation of assets. The Manager shall notify the Members of each such action contemporaneously therewith or as soon as reasonably practicable thereafter. Such authority shall lapse and terminate upon reduction of such risk

to life or health or preservation of assets or upon receipt by the Manager of telephone, telegraphic or written notice from any Member of his or her disapproval of any or all of the proposed actions.

5.5 Nominees. All Members recognize that sometimes there are practical difficulties in doing business as a limited liability company, occasioned by outsiders seeking to satisfy themselves relative to the capacity of the Manager to act for and on behalf of the Company, or for other reasons. Therefore, the Members hereby specifically authorize the Manager to acquire real and personal property, arrange financing, enter contracts, and complete any other arrangements needed to effectuate the purpose of this Company, either in its own name or in the name of a nominee, without having to disclose the existence of this Company. If the Manager decides to transact any portion of the Company's business in its own name or in the name of a nominee, the Manager shall place a written declaration of trust in the Company books and records that acknowledges the capacity in which it or the nominee acts and the name of the true or equitable owner, being the Company.

5.6 Compensation of Manager. The Manager will receive an annual fee as compensation for acting as Manager and shall be entitled to reimbursement for any expenses paid by it arising out of the business of the Company. The Manager's compensation may be adjusted annually by a majority vote, in interest not in numbers, of the Members (including the Manager). It is intended that the Manager's compensation will be treated for tax purposes as a payment under Section 707(c) of the Internal Revenue Code, as amended from time to time.

ARTICLE VI
ACCOUNTING, BOOKS AND RECORDS

6.1 Accounting, Books and Records. The Company shall maintain at its principal place of business separate books of account for the Company which shall show a true and accurate record of all costs and expenses incurred, all charges made, all credits made and received, and all income derived in connection with the operation of the Company business. The Manager shall determine whether the cash or accrual method of accounting is to be used in keeping the Company records in preparation of its annual reports and for tax purposes and shall keep its books accordingly. The Company's year-end shall be December 31. Each Member shall, at its sole expense, have the right, at any time without notice to any other Member, to examine, copy, and audit the Company's books and records during normal business hours.

6.2 Reports. Within ninety (90) days after the end of each Fiscal Year, the Company shall provide each Member with a copy of the balance sheet of the Company as of the last day of such Fiscal Year, a statement of the Company's cash flow for such Fiscal Year, a statement of income or loss for the Company for such Fiscal Year, and a statement of the Members' Capital Accounts and changes therein for such Fiscal Year. Such statements shall be reviewed by the Company's accountants.

6.3 Tax Returns. The Company shall furnish each Member with a copy of each income tax return filed by the Company, together with any schedules or other information which each Member may require in connection with such Member's own tax affairs.

6.4 Special Basis Adjustment. Unless approved by the Members, the Company shall not make an election to adjust the basis of the Company's property in the manner provided in Sections 734(b) and 743(b) of the Code.

6.5 Tax Matters Member. The Manager shall act as the "Tax Matters Partner" under the Code and in any similar capacity under state or local law.

6.6 Banking. All funds of the Company shall be deposited in the Company's name, in such account or accounts with member banks of the FDIC as may be approved by the Manager; provided, however, that the Manages may elect to deposit all or a portion of the funds standing in the Company reserves in interest-bearing accounts with, or apply such funds to purchase short-term interest-bearing investments issued or guaranteed as to payment by, such banks or other financial institutions that are members of the FDIC or the United States (or its agencies or instrumentalities). Withdrawals of funds from Company accounts shall be made on such signature or signatures as the Manager may approve from time to time.

ARTICLE VII
METHOD OF VOTING; COMPANY MEETINGS; AMENDMENTS

7.1 General. Actions and decisions requiring the approval of the Members pursuant to any provision of this Agreement may be authorized or made either by vote of the required number of Members taken at a meeting of the Members, or by unanimous written consent without a meeting.

7.2 Meetings. Any Member may call a meeting to consider approval of an action or decision under any provision of this Agreement by delivering to each other Member notice of the time and purpose of such meeting at least ten (10) Business Days

before the day of such meeting. A Member may waive the requirement of notice of a meeting either by attending such meeting or executing a written waiver before or after such meeting. Any such meeting shall be held during the Company's normal business hours at its principal place of business unless all of the other Members consent in writing or by their attendance at such meeting to its being held at another location or time.

7.3 Unanimous Consent. Any Member may propose that the Company authorize an action or decision pursuant to any provision of this Agreement by unanimous written consent of all Members in lieu of a meeting. A Member's written consent may be evidenced by his signature on a counterpart of the proposal or by a separate writing (including a facsimile) that identifies the proposal with reasonable specificity and states that such Member consents to such proposal.

7.4 Vote by Proxy. A Member may vote (or execute a written consent) by proxy given to any other Member. Any such proxy must be in writing and must identify the specific meeting or matter to which the proxy applies or state that it applies to all matters (subject to specified reservations, if any) coming before the Company for approval under any provision of this Agreement prior to a specified date (which shall not be later than the first anniversary date of the date on which such proxy is given). Any such proxy shall be revocable at any time and shall not be effective at any meeting at which the Member giving such proxy is in attendance.

7.6 Records. The Company shall maintain permanent records of all actions taken by the Members pursuant to any provision of this Agreement, including minutes of all Company meetings, copies of all actions taken by consent of the Members, and copies of all proxies pursuant to which one Member votes or executes a consent on behalf of another.

7.7 Amendments. Any provision of this Agreement may be amended from time to time only upon the affirmative vote of all of the Members.

ARTICLE VIII
TRANSFERS

8.1 Restrictions on Transfers. Except as specifically provided in Section 8.2, no Member shall Transfer all or any portion of his or her interest in the Company or any rights therein without the consent of the Manager, which consent may be withheld for any reason. Any Transfer or attempted Transfer by any Member in violation of the preceding sentence shall be null

and void and of no force or effect whatever. Each Member hereby acknowledges the reasonableness of the restrictions on Transfer imposed by this Agreement in view of the Company purposes and the relationship of the Members. Accordingly, the restrictions on Transfer contained herein shall be specifically enforceable. Each Member hereby further agrees to hold the Company and each Member (and each Member's successors and assigns) wholly and completely harmless from any cost, liability, or damage (including, without limitation, liabilities for income taxes and costs of enforcing this indemnity) incurred by any of such indemnified Persons as a result of a Transfer or an attempted Transfer in violation of this Agreement.

8.2 Right of First Refusal. If the Manager approves a proposed transfer, then the Member (the "Selling Member") desiring to Transfer all or a portion of its interest in the Company shall notify ("Offering Notice") the other Members of its intention to do so. The Offering Notice shall specify the nature of the Transfer, the consideration to be received therefor, the identity of the proposed purchaser (or lender, as the case may be), and the terms upon which the Selling Member intends to undertake such Transfer. The non-Selling Members shall have the right, but not the obligation, to elect to purchase from the Selling Member all (but not less than all) of the interest in the Company referred to in the Offering Notice at the same price and on the same terms as specified in the Offering Notice for a period of 30 days after the giving of the Offering Notice (or make the loan, if the same involves an encumbrance, hypothecation or mortgage, upon the same terms on which said loan was to be made) by delivering in writing to the Selling Member an offer to purchase (or loan) that portion of the interest in the Company of the Selling Member covered by the Offering Notice. (If more than one Member elects to so purchase (or loan), the offered interest in the Company shall be sold to (or the loan shall be made by) the electing Members in proportion to their respective Interests). Within 45 days thereafter, the purchase by the non-Selling Member(s) of said interest in the Company shall be consummated on the terms and conditions set forth in the Offering Notice of the Selling Member (or if the same involves a mortgage, encumbrance or other hypothecation, the loan shall be consummated upon the terms and conditions of the loan set forth in the Offering Notice). If within the 30-day period during which the non-Selling Member(s) have the right to elect to purchase the Selling Member's interest in the Company (or to elect to make the loan specified therein), they do not make such election, then the Selling Member, within 30 days after the expiration of said 30-day period, may undertake and complete the Transfer to any Person the identity of which was disclosed in the Offering Notice. The Transfer shall not be undertaken at a lower price or upon more favorable terms to the purchaser (or lender) than specified in

the Offering Notice. If the Selling Member does not consummate such Transfer within the time scheduled for closing pursuant to the Offering Notice, whichever is later, then all restrictions of this Section 8.2 shall apply as though no Offering Notice had been given.

ARTICLE IX
ACTION FOR PARTITION

9.1 Waiver of Partition. No Member shall, either directly or indirectly, take any action to require partition or appraisement of the Company or of any of its assets or properties or cause the sale of any Company property, and notwithstanding any provisions of applicable law to the contrary, each Member (and its legal representatives, successors or assigns) hereby irrevocably waives any and all right to maintain any action for partition or to compel any sale with respect to its Company interest, or with respect to any assets or properties of the Company, except as expressly provided in this Agreement.

ARTICLE X
TERMINATION OF COMPANY

10.1 Termination Upon Event of Dissociation. The occurrence of an "Event of Dissociation" shall terminate the Company as of the close of business on the last day of the calendar month in which such event occurs; provided, however, that the Members may elect to continue the business of the Company as hereinafter provided. An Event of Dissociation shall mean:

(a) the bankruptcy, dissolution and/or commencement of winding up of a Member;

(b) the withdrawal of any Member from the Company;

(c) a transfer of all of any Member's Interest in the Company; or

(d) the death, incapacity, insanity or incompetency of an individual Member.

Following an Event of Dissociation, a majority in interest of the Members (i.e., Members holding more than fifty percent (50%) interests in Profits and Capital of the Company) may elect to continue the Company business at a special meeting called for that purpose, which special meeting shall be held within ninety (90) days after the occurrence of the Event of Dissociation.

10.2 Voluntary Termination. The Company may be terminated upon any date specified in a notice of termination, signed by all of the Members.

10.3 Effect of a Termination of the Company. Upon the termination of the Company, regardless of how it is terminated, the affairs of the Company shall be wound up by the Manager or if it refuses to serve, or is incapable of serving, a majority of the Members (in interest not in numbers) may appoint or designate a Trustee-in-Liquidation who shall serve to wind up the affairs of the Company. The Trustee-in-Liquidation need not be a commercial or corporate trustee, need not be bonded, and may be a Member. Whoever serves to wind up the affairs of the Company, the following procedure shall be followed:

Upon such termination, the assets of the Company shall be applied first to the payment of the outstanding Company liabilities. Additionally, an appropriate reserve may be maintained in an amount determined by the Manager or Trustee-in-Liquidation for any contingent liability until said contingent liability is satisfied. The balance of such reserve, if any, shall be distributed, together with any other sum remaining after payment of the outstanding Company liabilities, to the Members in accordance with their capital accounts at the time of said liquidation.

Nothing contained in this Agreement shall defeat the right of a Member to require and to have a court-supervised winding up, liquidation, and dissolution of the Company. No Member shall be entitled to demand a distribution be made to him in Company Property, but the Manager may make or direct property distributions to be made, using the property's fair market value as of the time of distribution as the basis for making the distribution.

10.4 Compliance With Timing Requirements of Regulations. In the event the Company is "liquidated" within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g), distributions shall be made pursuant to this Article X (if such liquidation constitutes a dissolution of the Company) or Article IV (if it does not) to the Members who have positive Capital Accounts in compliance with Treasury Regulation Section 1.704-1(b)(2)(ii)(b)(2); provided, however, that in no event shall a Member be required or compelled to restore any negative capital account balances or pay to the Company, any creditor of the Company or any person claiming an interest in the Company, the amount of any such negative capital account, or any portion thereof. Distributions pursuant to the preceding sentence may be distributed to a trust established for the benefit of the Members for the purposes of liquidating Company assets, collecting

amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or of the Members arising out of or in connection with the Company. The assets of any such trust shall be distributed to the Members from time to time, in the reasonable discretion of the Manager, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Members pursuant to this Agreement.

ARTICLE XI
MISCELLANEOUS

11.1 Notices. Any notice, payment, demand, or communication required or permitted to be given by any provision of this Agreement shall be in writing and sent by overnight courier, or by telephone or facsimile, if such telephone conversation or facsimile is followed by a hard copy of the telephone conversation or facsimile communication sent by overnight courier, charges prepaid, addressed as follows: if to the Company, to the Company at the address set forth in Section 1.4 hereof, or to such other address as the Company may from time to time specify by notice to the Members; if to a Member, to such Member at the address set forth on Exhibit "A" hereto, or to such other address as such Member may from time to time specify by notice to the Company. Any such notice shall be deemed to be delivered, given, and received as of the date so delivered.

11.2 Binding Effect. Except as otherwise provided in this Agreement, every covenant, term, and provision of this Agreement shall be binding upon and inure to the benefit of the Members and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.

11.3 Construction. Every covenant, term, and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Member. The terms of this Agreement are intended to embody the economic relationship among the Members and shall not be subject to modification by, or be conformed with, any actions by the Internal Revenue Service except as this Agreement may be explicitly so amended and except as may relate specifically to the filing of tax returns.

11.4 Time. Time is of the essence with respect to this Agreement.

11.5 Headings. Section and other headings contained in this Agreement are for reference purposes only and are not

intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

11.6 Severability. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

11.7 Incorporation by Reference. Every exhibit, schedule, and other appendix attached to this Agreement and referred to herein is not incorporated in this Agreement by reference unless this Agreement expressly otherwise provides.

11.8 Further Action. Each Member agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

11.9 Variation of Pronouns. All pronouns and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the person or persons may require.

11.10 Governing Law. The laws of the State of Indiana shall govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties of the Members.

11.11 Counterpart Execution. This Agreement may be executed in any number of counterparts with the same effect as if all of the Members had signed the same document. All counterparts shall be construed together and shall constitute one agreement.

11.12 Loans. Any Member may, with the approval of the Members, lend or advance money to the Company. If any Member shall make any loan or loans to the Company or advance money on its behalf, the amount of any such loan or advance shall not be treated as a contribution to the capital of the Company but shall be a debt due from the Company. The amount of any such loan or advance by a lending Member shall be repayable out of the Company's cash and shall bear interest at the rate agreed between the Company and the lending Member. None of the Members shall be obligated to make any loan or advance to the Company.

IN WITNESS WHEREOF, the parties have entered into this Operating Agreement for the Company, a copy of which has been delivered to the undersigned, as of the date first above set forth and each party agrees to make the initial contributions set forth opposite its name on Exhibit A which is attached hereto and made a part hereof.

MANAGER:

DAVIS HOLDING CORPORATION
an Indiana corporation

ATTEST:

______________________________ By: ______________________________
______________________________, Name: ______________________________
Title: ______________________ Title: ______________________________

"Corporate Seal"

DAVIS HOMES, LLC
an Indiana limited liability company

By: DAVIS HOLDING CORPORATION, Manager

ATTEST:

______________________________ By: ______________________________
______________________________, Name: ______________________________
Title: ______________________ Title: ______________________________

"Corporate Seal"

EXHIBIT A

OPERATING AGREEMENT
OF
DAVIS FINANCIAL SERVICES, LLC

Names and Addresses of Members	Initial Capital Contribution Pursuant to Section 2.1	Percentage Interest in Profits and Losses
Davis Holding Corporation 3755 East 82nd St. Suite 120 Indianapolis, Indiana 46240		1.00%
Davis Homes, LLC 3755 East 82nd St. Suite 120 Indianapolis, Indiana 46240		99.00%

EXHIBIT B

COMPENSATION TO BE PAID TO
MANAGER

The Members of Davis Financial Services, LLC, an Indiana limited liability company (the "Company") having met, considered and voted on the matter, have established the compensation to be paid to the Manager of the Company pursuant to Section 5.6 of the Operating Agreement for the calendar year of 19___ at ____________ ______________________ ($__________) Dollars. Said compensation is to be paid without regard to the profits and/or losses of the Company and in compliance with the provisions of Section 707(c) of the Internal Revenue Code of 1986, as amended from time to time.

DAVIS FINANCIAL SERVICES, LLC,
an Indiana Limited Liability
Company

By: DAVIS HOLDING CORPORATION,
Manager

By:______________________________
Name: ___________________________
Title: ___________________________

Exhibit 3.1

Form of Subordinated Note

2005-S N No.[ ]

FORM OF NOTE

DAVIS HOMES, LLC
9.5% SUBORDINATED NOTE DUE __________, 2015

DAVIS HOMES, LLC, a limited liability company duly organized under the laws of the State of Indiana (herein referred to as the "Company"), for value received, hereby promises to pay to [ ] or registered assigns, the principal sum of [ ] **DOLLARS** at its office or agency for that purpose in Marion (or a contiguous) County, Indiana, at maturity stated above, payable in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts, and to pay interest semiannually on January 1 and July 1 of each year, commencing January 1, 2006, on said principal sum at said office or agency, in like coin or currency, at the per annum rate stated above, from the January 1 or July 1 next preceding the date of this Note to which interest has been paid, unless the date hereof is a January 1 or July 1 to which interest has been paid, or unless no interest has been paid on the Notes, in which case from the date of issuance of this Note, until payment of said principal sum has been made or duly provided for. Notwithstanding the foregoing, if the date hereof is after the first day of any January or July, this Note shall bear interest from such January 1 or July 1; provided, however, that if the Company shall default in the payment of interest due on such January 1 or July 1, then this Note shall bear interest from the next preceding January 1 or July 1 to which interest has been paid, or, if no interest has been paid on the Notes, from the date of issuance of this Note. The interest so payable on any interest payment date will be paid to the person in whose name this Note is registered at the close of business on the day preceding such interest payment date, and may, at the option of the Company, be paid by check mailed to such person at his last address as it appears on the registry books of the Registrar. Interest will be computed on the basis of a 360-day year of 12, 30-day months.

Reference is made to the further provisions of this Note set forth on the reverse hereof. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed by the Trustee under the Indenture referred to on the reverse hereof and shall be deemed to be issued as of that date.

TRUSTEE'S CERTIFICATE

This is one of the Series 2005 Notes described in the Indenture referred to on the reverse hereof.

IN WITNESS WHEREOF, DAVIS HOMES, LLC has caused this Instrument to be executed in its company name by the actual or facsimile signature of the President attested by the actual or facsimile signature of the Secretary of Davis Holding Corporation, the managing member of the Company.

MainSource Bank

By:

As Trustee

Dated:
DAVIS HOMES, LLC

By: Davis Holding Corporation
The Managing Member
Attest:
By: Authorized Officer

Date of Authentication and Issuance:

Secretary President

(REVERSE SIDE)
DAVIS HOMES, LLC
9.5% Subordinate Note Due ____________, 2015

This Note is one of a duly authorized issue of Notes of the Corporation, designated as its Series 2005 Subordinated Notes (herein called the "Notes"), limited (except as otherwise provided in the Indenture referred to below) to the aggregate principal amount of $5,000,000 to be issued under and subject and pursuant to an indenture dated as of _________, 2005 (herein called the "Indenture"), duly executed and delivered by the Company to MainSource Bank, Trustee (herein called the "Trustee"), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the holders of the Notes.

If an Event of Default specified in the Indenture, shall have occurred and be continuing, the principal hereof may be declared, and upon such declaration shall become, due and payable in the manner, with the effect and subject to the conditions provided in the Indenture.

Noteholders may not enforce the Indenture or the Notes except as provided in the Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Notes. Subject to certain limitations, holders of a majority in principal amount of the Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold notice to Noteholders of any continuing default (except a default in payment, principal or interest) if it determines that withholding notice is in the best interests of the Noteholders.

The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Notes at the time outstanding, evidenced as in the Indenture provided, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental indenture or modifying in any manner the rights of the holders of the Notes: provided, however, that no such supplemental indenture shall (i) extend the fixed maturity of any Note, or reduce the rate or extend the time of payment of interest thereon, or reduce the principal amount thereof, or make the principal thereof or interest thereon payable in any coin or currency other than that hereinbefore provided, without the consent of the holder of

each Note so affected, (ii) make any change in the provisions of the Indenture dealing with redemption of the Notes that adversely affect the rights of Noteholders, (iii) make any change in Section 7.04 or 7.07 or 10.02 of the Indenture, or (iv) reduce the aforesaid percentage of Notes, the holders of which are required to consent to any such supplemental indenture, without the consent of the holders of all Notes then outstanding. It is also provided in the Indenture that prior to any declaration accelerating the maturity of the Notes, the holders of a majority in aggregate principal amount of the Notes at the time outstanding may on behalf of the holders of all of the Notes waive any past default or Event of Default under the Indenture and its consequences except a default in the payment of principal, interest premium or redemption price of any of the Notes. Any such consent or waiver by the holder of this Note (unless revoked as provided in the Indenture) shall be conclusive and binding upon such holder and upon all future holders and owners of this Note and any Notes which may be issued in exchange or substitution herefor, irrespective of whether or not any notation thereof is made upon this Note or such other Notes.

The Notes are subject to redemption prior to maturity in whole or in part, at any time on or after July 1, 2006 at the option of the Company, at one hundred percent (100%) of the principal amount together with accrued and unpaid interest to the redemption date.
If the Company elects to redeem only a portion of the outstanding Notes those Notes to be redeemed shall be selected by lot by the Company and by such other method as the Company deems appropriate.

If the date fixed for redemption is an interest payment date, the interest payable on such date shall be paid to the person in whose name this Note is registered at the close of business on the day immediately preceding such interest payment date as provided in the Indenture. Notice to holders of Notes to be redeemed shall be given by mailing to such holders a notice of such redemption at their last address as it shall appear on the books maintained for registration of the Notes, all as provided in the Indenture. Any notice which is mailed in the manner provided in the Indenture shall be conclusively presumed to have been given whether or not the holder receives such notice and failure to duly give such notice by mail, or any defect in such notice, to the holder of any note designated for redemption shall not affect the validity of the proceedings for redemption of any other Note.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, premium on and interest on this Note at the places, at the respective times, at the rate and in the coin or currency herein prescribed.

If, under certain circumstances, the Company fails to maintain a certain specified minimum Total Members' Equity, the Company shall be required to offer to purchase a portion of the aggregate principal amount of Notes outstanding plus accrued interest to the date of purchase, as provided in, and subject to the terms of, the Indenture.

If a Change of Control (as defined in the Indenture) shall occur, the Company shall be required to offer to purchase all or a portion of the aggregate principal amount of Notes

outstanding plus accrued interest to the date of purchase, as provided in, and subject to the terms of, the Indenture.

The Notes will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined in the Indenture).

The Notes are issuable in registered form without coupons in denominations of $1000 and any multiple of $1000.

In the manner and subject to the limitations provided in the Indenture, but without the payment of any service charge, this Note may be exchanged for an equal aggregate principal amount of Notes having the same maturity of other authorized denominations at the office or agency of the Company for such exchange in Marion or a contiguous County, Indiana.

Upon due presentment for registration of transfer of this Note at the office or agency of the Company for such registration in Indianapolis, Indiana, a new Note or Notes of authorized denominations for an equal aggregate principal amount and having the same maturity will be issued to the transferee in exchange herefor, subject to the limitations provided herein or in the Indenture, without charge except for any tax or other governmental charge imposed in connection therewith.

Prior to due presentment of this Note for registration of transfer, the Company and the Trustee may deem and treat the person in whose name this Note is registered as the absolute owner hereof for the purpose of receiving payment hereof or on account hereof or of interest hereon and for all other purposes. The Registrar for the Notes may refuse to transfer or exchange this Note during the period ten days prior to maturity or any interest payment date or to the mailing of any notice for redemption or during the period after mailing of any notice of redemption or after a holder has made an election to have this Note redeemed.

The Company, the Trustee, any Paying Agent and any Note Registrar may deem and treat the registered holder hereof as the absolute owner of this Note (whether or not this Note shall be overdue and notwithstanding any notation of ownership or other writing hereon), for the purpose of receiving payment of the principal hereof and, subject to the provisions on the face hereof, interest hereon and for all other purposes, and neither the Company nor the Trustee nor any Paying Agent nor any Note Registrar shall be affected by any notice to the contrary. All payments made to or upon the order of such registered holder shall, to the extent thereof, effectively satisfy and discharge the Company's liability for moneys payable on this Note.

No recourse for the payment of the principal of or interest on this Note, or for any claim based hereon or otherwise in respect hereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture or any indenture supplemental thereto or in any Note, or because of the creation of any indebtedness represented thereby, shall be had against any member, manager, incorporator, stockholder, officer or director, as such, past, present or future, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, all such liability being, by

the acceptance hereof and as a part of the consideration for the issue hereof, expressly waived and released by each holder of this Note.

When a successor company assumes all obligations of its predecessor under the Notes and the Indenture, the predecessor company will be released from those obligations.

This Note shall be governed by and construed in accordance with the laws of the State of Indiana.

The Company will furnish to any Noteholder upon written request and without charge a copy of the Indenture. Requests may be made to The Company, 3755 East 82nd Street, Suite 120, Indianapolis, Indiana 46240, Attn: C. Richard Davis.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns, and transfers unto

[____]
Please print or typewrite name and address including postal zip code of assignee

Social Security or other identifying number of Assignee: [________________]

the within Note does hereby irrevocably constitute

[____] Attorney
to transfer said Note on the books kept for registration of said Note, with full power of substitution in the Premises.

Dated: [________________]

____
NOTICE: The signature to this assignment must correspond with the name as it appears upon the face of the within Note in every particular, without alteration or enlargement or any change whatsoever.

Signature Guaranteed: ________________
NOTICE: Signature(s) must be guaranteed by a member firm of the New York Stock Exchange or a commercial bank or trust company.

Exhibit 4.1

Indenture of Trust

DAVIS HOMES, LLC

and

MAINSOURCE BANK

INDENTURE OF TRUST

Dated as of __________________, 2005

$5,000,000

Aggregate Principal Amount

of

Series 2005 Subordinated Notes

TABLE OF CONTENTS

Article 1. Definitions and Incorporation by Reference 1
Section 1.01 Definitions........ 1
Section 1.02 Other Definitions. 3
Section 1.03 Incorporation by Reference of Trust Indenture Act........ 3
Section 1.04 Rules of Construction. 3

Article 2. The Notes 3
Section 2.01 Form and Dating. 3
Section 2.02 Execution and Authentication........ 4
Section 2.03 Registrar, Ownership, and Paying Agent........ 4
Section 2.04 Paying Agent to Hold Money in Trust........ 4
Section 2.05 Notes Lists. 4
Section 2.06 Transfer and Exchange. 5
Section 2.07 Replacement Notes. 5
Section 2.08 Outstanding Notes........ 5
Section 2.09 Treasury Notes........ 6
Section 2.10 Temporary Notes. 6
Section 2.11 Cancellation. 6
Section 2.12 Defaulted Interest........ 6

Article 3. Redemption........ 6
Section 3.01 Optional Redemption Prior to Maturity; Redemption Price........ 6
Section 3.02 Redemption at Death........ 6
Section 3.03 Maintenance of Total Members' Equity. 7
Section 3.04 Offer to Purchase upon Change in Control........ 8
Section 3.05 Notices to Trustee. 9
Section 3.06 Selection of Notes to be Redeemed. 9
Section 3.07 Notice of Redemption........ 9
Section 3.08 Effect of Notice of Redemption........ 10
Section 3.09 Deposit of Redemption Price........ 10
Section 3.10 Notes Payable on Redemption Date. 10
Section 3.11 Notes Redeemed in Part........ 10
Section 3.12 Cancellation. 10
Section 3.13 Notes Tendered but not Redeemed........ 10

Article 4. Covenants........ 10
Section 4.01 Payment of Notes........ 10
Section 4.02 Debt Service Reserve Fund........ 10
Section 4.03 Annual Reports. 11
Section 4.04 Compliance Certificate. 11
Section 4.05 Payment of Taxes and Other Claims. 12
Section 4.06 Maintenance of Properties. 12
Section 4.07 Restricted Payments........ 12

Section 4.08 Limited Liability Company Existence. 13
Section 4.09 Prepayments of Affiliate Debt. 13
Section 4.10 Transactions with Affiliates. 13
Section 4.11 Transfers of Material Assets. 13

Article 5. Successors 13
Section 5.01 When Company May Merge, Etc. 13

Article 6. Subordination 14
Section 6.01 Agreement to Subordinate. 14
Section 6.02 Company Not to Make Payments with Respect to Notes in Certain Circumstances. 14
Section 6.03 Notes Subordinated to Prior Payment of All Senior Indebtedness on Dissolution, Liquidation or Reorganization of the Company. 15
Section 6.04 Noteholders to be Subrogated to Rights of Holders of Senior Indebtedness. 16
Section 6.05 Obligation of the Company Unconditional. 16
Section 6.06 Knowledge of Trustee. 16
Section 6.07 Application by Trustee of Monies Deposited with It. 17
Section 6.08 Subordination Rights Not Impaired by Acts or Omissions of Company or Holders of Senior Indebtedness. 17
Section 6.09 Noteholders Authorize Trustee to Effectuate Subordination of Notes. 17
Section 6.10 Right of Trustee to Hold Senior Indebtedness. 17
Section 6.11 Article Six Not to Prevent Events of Default. 17

Article 7. Defaults and Remedies 18
Section 7.01 Events of Default. 18
Section 7.02 Acceleration. 19
Section 7.03 Other Remedies. 19
Section 7.04 Waiver of Past Defaults. 19
Section 7.05 Control of Majority. 19
Section 7.06 Limitation on Suits. 19
Section 7.07 Rights of Holders to Receive Payment. 20
Section 7.08 Collection Suit by Trustee. 20
Section 7.09 Trustee May File Proofs of Claim. 20
Section 7.10 Priorities. 21
Section 7.11 Undertaking for Costs. 21

Article 8. Trustee 21
Section 8.01 Duties of Trustee. 21
Section 8.02 Rights of Trustee. 22
Section 8.03 Individual Rights of Trustee. 22
Section 8.04 Trustee's Disclaimer. 22
Section 8.05 Notice of Defaults. 22
Section 8.06 Compensation and Indemnity. 23
Section 8.07 Replacement of Trustee. 23
Section 8.08 Successor Trustee by Merger, Etc. 24

Section 8.09 Eligibility; Disqualification. 24
Section 8.10 Annual Accounting. 24

Article 9. Discharge of Indenture 24
Section 9.01 Termination of Company's Obligations. 24
Section 9.02 Application of Trust Money 25
Section 9.03 Repayment to Company. 25
Section 9.04 Reinstatement. 25

Article 10. Amendments 25
Section 10.01 Without Consent of Holders. 25
Section 10.02 With Consent of Holders. 26
Section 10.03 Revocation and Effect of Consents. 26
Section 10.04 Notation on or Exchange of Notes. 26

Article 11. Miscellaneous 27
Section 11.01 Notices. 27
Section 11.02 Certificate and Opinion as to Conditions Precedent. 27
Section 11.03 Statements Required in Certificate or Opinion. 27
Section 11.04 Rules by Trustee and Agents. 27
Section 11.05 Legal Holidays. 28
Section 11.06 Duplicate Originals. 28
Section 11.07 Variable Provisions. 28
Section 11.08 Proof of Acts. 28
Section 11.09 Governing Law. 29
Section 11.10 Successors. 29
Section 11.11 Severability. 29
Section 11.12 Table of Contents, Headings, Etc. 29
Section 11.13 Benefits of Indenture 29

This INDENTURE OF TRUST dated as of ____________, 2005, between DAVIS HOMES, LLC, a limited liability company organized in the State of Indiana ("Company"), MAINSOURCE BANK, an Indiana banking association ("Trustee").

Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders of the Company's Series 2005 Subordinated Notes ("Notes"):

Article 1. DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.01 **Definitions**

"Accrued Interest" means any interest earned with respect to any Notes which has not been paid to or upon the written order of the registered Holder thereof.

"Affiliate" means any Insider or any entity directly or indirectly controlled by an Insider or any other person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company.

"Agent" means any Registrar, Paying Agent, or Co-Registrar.

"Board of Managers" means the Board of Managers of the Company or any authorized committee of the Board.

"Change of Control" means (i) the sale, lease, exchange or transfer of all or substantially all of the Company's assets (in one transaction or a series of transactions) to any person or related group of persons as a result of which the Affiliates immediately prior to such transaction or series of transactions do not beneficially own at least a majority interest in such assets immediately after such transaction or series of transactions; or (ii) the consummation of any consolidation or merger of the Company other than a consolidation or merger of the Company in which the Affiliates immediately prior to the consolidation or merger have, directly or indirectly, at least a majority interest of the continuing or surviving corporation immediately after such consolidation or merger.

"Company" means the party named as such above until a successor replaces it and thereafter means the successor.

"Consolidated Net Income" for any period means the aggregate amount of net income of the Company and its Subsidiaries for such period determined in accordance with generally accepted accounting principles.

"Default" means any event which is, or after notice or passage of time would be, an Event of Default.

"Holder" means a person in whose name a Note is registered.

"Indenture" means this Indenture of Trust as amended from time to time.

"Insider" means any person owning directly or indirectly 10% or more of the Company.

"Notes" means the Notes described above issued under this Indenture.

"Officers' Certificate" means a certificate signed by two Officers, one of whom must be the President, the Treasurer or a Vice-President of the Company.

"Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

"Principal" of a Note means the unpaid principal balance of such Note.

"Qualified Investments" means any of the following which at the time are legal investments for the Trustee under the laws of the State of Indiana, and on which the Company is not the obligor: (a) obligations of the federal government or its agencies; (b) regulated mutual funds or investment trusts that are invested solely in government obligations; (c) time deposits in or certificates of deposit issued by any national or state bank (including the Trustee, acting in its commercial banking capacity), having combined capital, surplus and undivided profits of at least $10,000,000, the deposits of which are insured by the Federal Deposit Insurance Corporation ("FDIC") or any successor agency, or time deposits in or certificates of deposit issued by any federal savings and loan association or state building and loan association, the deposits of which are insured by the Federal Savings and Loan Insurance Corporation, or any successor agency (the "FSLIC"), but only to the extent that such time deposits or certificates of deposit are fully insured by the FDIC or FSLIC; or (d) bonds, notes or other securities the issuer or guarantor of which has a rating of "A" or higher by Standard & Poors Corporation or Moody's Investors Service.

"SEC" means the Securities and Exchange Commission.

"Senior Indebtedness" means the principal of and interest on any indebtedness, whether outstanding on the date of this Indenture or thereafter created, incurred, assumed or guaranteed by the Company for money borrowed from others (including, for this purpose, all obligations incurred under capitalized leases or purchase money mortgages or under letters of credit or similar commitments) or in connection with the acquisition by it of any other business, property or entity and, in each case, all renewals, extensions and refundings thereof, unless the terms of the instrument creating or evidencing such indebtedness expressly provides that such indebtedness is not superior in right of payment to the principal of and interest on the Notes. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness shall not include (i) indebtedness of or amounts owed by the Company for compensation to employees, or for goods and materials purchased in the ordinary course of business, or for services, (ii) indebtedness of the Company to any Affiliate of the Company, (iii) indebtedness of the Company to any of the Company's Subsidiaries or from one Subsidiary to another for money borrowed or advances from each Subsidiary, (iv) the subordinated notes issued by the Company in 2001 which mature on June 30, 2006 and June 30, 2008 and the subordinated notes issued by the Company in 2003 which mature on April 15, 2011.

"Subsidiary" or "Subsidiaries" means any entity, at least a majority of the shares of voting stock or membership interests of which shall at the time be owned, directly or indirectly by the Company and any limited liability company or partnership controlled by the Company directly or indirectly as general partner or otherwise including but not limited to Davis Financial Services, LLC, Davis Wholesale, LLC, and Davis Realty, Inc.

"TIA" means the Trust Indenture Act of 1939 (15 U.S. Code §§ 77aaa-77bbbb) as in effect on the date shown above.

"Total Members' Equity" or "Equity" means the aggregate amount of total members' equity of the Company, as set forth on the most recent balance sheet of the Company and its

consolidated Subsidiaries and determined in accordance with generally accepted accounting principles.

"Trust Officer" means the Chairman of the Board, the President or any other officer or authorized representative of the Trustee assigned by the Trustee to administer its corporate trust matters.

"Trustee" means Mainsource Bank and any successor Trustee hereunder.

Section 1.02 **Other Definitions.**

Term	Defined in Section
"Change of Control Offer"	3.04
"Equity"	3.03
"Event of Default"	7.01
"Legal Holiday"	11.07
"Offer"	3.03
"Offer Amount"	3.03
"Officer"	11.07
"Paying Agent"	2.03
"Purchase Date"	3.03
"Registrar"	2.03
"U.S. Government Obligations	9.01

Section 1.03 **Incorporation by Reference of Trust Indenture Act.** Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture.

Section 1.04 **Rules of Construction.** Unless the context otherwise requires:

(a) a term has the meaning assigned to it;

(b) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles;

(c) "or" is not exclusive;

(d) words in the singular include the plural, and in the plural include the singular; and

(e) provisions apply to successive events and transactions.

Article 2. THE NOTES

Section 2.01 **Form and Dating.** The Notes shall be substantially in the form of "Exhibit A" which is part of this Indenture. The provisions of the Notes are incorporated by reference herein and made a part of this Indenture. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage, and the Trustee shall authorize the removal of legends from the Notes or shall issue replacement Notes without legends at such time as the legends are no longer legally required as evidenced to the Trustee by an Opinion of Counsel. Each Note shall be dated as of the date of its authentication.

Section 2.02 **Execution and Authentication**. Two officers shall sign the Notes for the Company by manual or facsimile signature.

If an officer whose signature is on a Note no longer holds that office at the time the Note is authenticated, the Note shall nevertheless be valid.

A Note shall not be valid until authenticated by the manual signature of the Trust Officer of the Trustee. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture.

The Trustee shall authenticate Notes for original issue up to the aggregate principal amount of $5,000,000 upon a written order of the Company signed by an Officer. The aggregate principal amount of Notes outstanding at any time may not exceed that amount except as provided in Section 2.08.

The Notes shall be issued in denominations of $1000 and multiples thereof. The Notes shall bear a maturity date of __________, 2015, an interest rate of 9.5% and be limited to $5,000,000 in aggregate principal amount.

The Trustee shall be the authenticating agent for authenticating Notes.

Section 2.03 **Registrar, Ownership, and Paying Agent**. The Company shall maintain an office or agency where Notes may be presented for registration of transfer or for exchange ("Registrar"), and shall appoint an agent to whom Notes may be presented for payment ("Paying Agent") provided that at least one Paying Agent has a place of business in Indianapolis, Indiana or a county contiguous to Marion County, Indiana. The Registrar shall keep a register of the Notes and of their transfer and exchange. The ownership of Notes shall be proved by the register kept by the Registrar. The Company, the Trustee and any Paying Agent may treat the person in whose name a Note is registered as the owner for all purposes and neither the Company nor the Trustee nor any Paying Agent shall be affected by notice to the contrary. The Company may appoint one or more Co-Registrars, and one or more additional Paying Agents. The term "Paying Agent" includes any additional paying agent. The Company may act as Paying Agent, Registrar or Co-Registrar. Upon any bankruptcy proceeding relative to the Company, the Trustee shall act as the sole Paying Agent. The Company shall notify the Trustee of the name and address of any Agent not a party to this Indenture. The Company hereby appoints the Trustee as a Paying Agent and Registrar.

Section 2.04 **Paying Agent to Hold Money in Trust**. The Company shall require each Paying Agent other than the Trustee to agree in writing that the Paying Agent will hold in trust for the benefit of Notes or the Trustee all money held by the Paying Agent for the payment of Principal or interest on the Notes, and will notify the Trustee of any default by the Company in making any such payment. While any such default continues, the Trustee may, by written request, require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent shall have no further liability for the money. If the Company acts as Paying Agent, it shall segregate and hold as a separate trust fund all money held by it as a Registrar and Paying Agent.

Section 2.05 **Notes Lists**. The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of holders of Notes. If the Trustee is not the Registrar, the Company shall furnish to the Trustee on or before each interest payment date and at such other times as the Trustee may request in writing a list in

such form and as of such date as the Trustee may reasonably require of the names and addresses of holders of Notes.

Section 2.06 **Transfer and Exchange**. When Notes are presented to the Registrar or a Co-Registrar with a request to register, transfer or to exchange Notes for equal principal amount of Notes of other denominations, the Registrar shall register the transfer or make the exchange if its requirements for such transactions are met.

The Registrar may refuse to register a transfer of a Note during the period ten (10) days prior to a maturity date or the mailing of notice of a redemption or during the period after mailing of notice of a redemption or after a Holder has made an election to have a Note redeemed or during the period ten (10) days preceding any interest payment date. A transfer which is not registered on the books of the Registrar shall be ineffective as between the Company, the Trustee, the Registrar, the Paying Agent and the Holder of the Note, and the registered owner shall continue to be treated as the Holder. To permit registrations of transfers and exchanges, the Company shall issue and the Trustee shall authenticate Notes at the Registrar's request. The Company may charge a reasonable fee for any registration of transfer or exchange (including the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any such transfer or exchange and any other expenses in connection therewith) but not for any exchange pursuant to Section 2.10, 3.11, or 10.04.

Section 2.07 **Replacement Notes**. If any mutilated Note is surrendered to the Trustee, the Company shall issue and the Trustee shall authenticate and deliver in exchange therefor a new Note of like tenor and principal amount and bearing a number not contemporaneously outstanding. If the Holder of a Note claims that the Note has been lost, destroyed or wrongfully taken, the Company shall issue and the Trustee shall authenticate a replacement Note if the Trustee's requirements are met. If required by the Trustee or the Company, an indemnity bond shall be furnished by the Holder which is sufficient in the judgment of both to protect the Company, the Trustee, any Agent or any authenticating agent from any loss which any of them may suffer if a Note is replaced. The Company may charge for its expenses in replacing a Note.

Every replacement Note issued pursuant to the provisions of this Section 2.07 by virtue of the fact that any Note is destroyed, lost or stolen shall constitute an additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Note shall be found at any time, and shall be entitled to all the benefits of this Indenture equally and proportionally with any and all other Notes duly issued hereunder.

Section 2.08 **Outstanding Notes**. The Notes outstanding at any time are all the Notes authenticated by the Trustee except for (a) those canceled by it, (b) those delivered to it for cancellation, and (c) those described in this Section as not outstanding.

If a Note is replaced pursuant to Section 2.07, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a bona fide purchaser.

If Notes are considered paid under Section 4.01, they cease to be outstanding and interest on them ceases to accrue.

Except as provided in Section 2.09, a Note does not cease to be outstanding because the Company or an Affiliate holds the Note.

Section 2.09 **Treasury Notes**. In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Company or an Affiliate shall be disregarded, except that for the purposes of determining whether the Trustee shall be protected in relying on any such directions, waiver or consent, only Notes which the Trustee knows are so owned shall be so disregarded.

Section 2.10 **Temporary Notes**. Until definitive Notes are ready for delivery, the Company may prepare and the Trustee shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of definitive Notes but may have variations that the Company considers appropriate for temporary Notes. Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate and deliver definitive Notes in exchange for temporary Notes.

Section 2.11 **Cancellation**. The Company at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee shall cancel all Notes surrendered for registration of transfer, exchange, payment or cancellation and shall dispose of canceled Notes in the manner specified in Section 3.12. Subject to Section 2.10, the Company may not issue new Notes to replace Notes that it has paid or delivered to the Trustee for cancellation.

Section 2.12 **Defaulted Interest**. If the Company fails to make a payment of interest on the Notes, it shall pay such interest thereafter in any lawful manner. It may pay such interest, plus any interest payable on it, to the persons who are Holders on a subsequent special record date. The Company shall fix such special record date and payment date by written notice to the Trustee. Such special record date shall not be less than ten (10) days prior to the payment date of such defaulted interest. The Company shall notify the Trustee, in writing, of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such defaulted interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment. Such money shall be held in trust by the Trustee for the benefit of the person or persons entitled to such defaulted interest as provided in this section. At least five (5) days before such record date, the Company shall mail to the Holders a notice that states the record date, payment date and amount of such interest to be paid.

Article 3. REDEMPTION

The Notes shall be subject to redemption prior to maturity only as provided in this Article.

Section 3.01 **Optional Redemption Prior to Maturity; Redemption Price**. The Company may, at its option, at any time and from time to time on or after July 1, 2004 redeem outstanding Notes in whole or in part for a price equal to the outstanding principal amount of the Notes being redeemed together with Accrued Interest to the redemption date.

Section 3.02 **Redemption at Death** Notes owned by a deceased Holder may be tendered to the Company for redemption within sixty (60) days after the date of death by delivery of the Notes to the Trustee along with a written demand for redemption. The Trustee shall promptly notify the Company of any such redemption request. Notes tendered for

redemption under this provision will be redeemed for a price equal to the outstanding principal balance plus Accrued Interest to the redemption date, provided the Company shall not be obligated to redeem more than $100,000 in Notes in any twelve (12) month period on a first tendered, first redeemed basis. If the redemption request in any twelve (12) month period exceed $100,000, the excess requests shall carry over to the subsequent twelve (12) month period unless the Holder indicates in writing to the contrary. Subject to the foregoing, the Company shall redeem Notes tendered in respect of a Holder of the Note within sixty (60) days from the date it receives notice of the request for redemption from the Trustee.

Section 3.03 **Maintenance of Total Members' Equity**. If the Total Members' Equity of the Company at the end of any two (2) consecutive fiscal quarters is less than $3,500,000, then the Company shall, within sixty (60) days following the end of such fiscal quarter, engage a consultant or other financial advisor satisfactory to the Trustee to assist the Company in its efforts to increase Equity. If the Equity does not exceed $3,500,000 at the end of any of the next four (4) fiscal quarters following the end of such second fiscal quarter, then the Company shall offer to redeem (the "Offer") on the last day of the fiscal quarter next following such fourth fiscal quarter (and on the last day of each fiscal quarter thereafter until such time as Equity shall equal or exceed $3,500,000) (each, a "Redemption Date") ten percent (10%) of the aggregate principal amount of Notes then outstanding (the "Offer Amount") at a redemption price equal to their principal amount plus Accrued Interest to the respective Redemption Date. The Company may credit against its obligation to redeem Notes pursuant to this Section the principal amount of (i) Notes acquired by the Company and surrendered for cancellation otherwise than pursuant to this Section and (ii) Notes redeemed or called for redemption pursuant to Section 3.01 or 3.02. In no event shall the failure to meet the Equity stated above at the end of any fiscal quarter be counted toward the making of more than one Offer.

The Company shall provide the Trustee with notice of the Offer at least sixty (60) days before any such Redemption Date. The Company shall notify the Trustee promptly after the occurrence of any of the events specified in this Section.

Notice of an Offer shall be mailed by the Trustee not less than thirty (30) days nor more than forty-five (45) days before the Redemption Date to the Holders of all Notes at each Holder's last address as it appears on the register. The Offer shall remain open from time of mailing until five (5) days before the Redemption Date. The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer. The notice, which shall govern the terms of the Offer, shall state, in addition to the requirements set forth in Section 3.07, the following:

(a) that the Offer is being made pursuant to this Section 3.03;

(b) the Offer Amount, the redemption price and the Redemption Date;

(c) that any Note not tendered or accepted for payment will continue to Accrue interest;

(d) that Holders electing to have a Note redeemed pursuant to an Offer will be required to surrender the Note to the Paying Agent at the address specified in the notice at least five (5) days before the Redemption Date;

(e) that if Notes in a Principal amount in excess of the Offer Amount are tendered pursuant to the Offer, the Company shall redeem Notes on a pro rata basis (with

adjustments as may be deemed appropriate by the Company so that only Notes in denominations of $1000 or integral multiples of $1000 shall be redeemed; and

(f) that Holders whose Notes were redeemed only in part will be issued new Notes as set forth in Section 3.11.

Before a Purchase Date, the Company shall (i) accept for payment Notes or portions thereof properly tendered pursuant to the Offer, (ii) deposit with the Paying Agent money sufficient to pay the redemption price of all Notes or portions thereof so accepted and (iii) deliver to the Trustee an Officer's Certificate stating the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail or deliver to Holders of Notes so accepted payment in an amount equal to the redemption price, and the Trustee shall promptly authenticate and mail or deliver to such Holders a new Note equal in principal amount to any unredeemed portion of the Note surrendered. Any Notes not so accepted shall be promptly mailed or delivered by the Trustee to the Holder thereof.

Section 3.04 **Offer to Purchase upon Change in Control**. If at any time there shall occur a Change of Control, the Company shall make an offer (the "Change of Control Offer") to each Holder to redeem in $1000 increments such Holder's Notes at a redemption price equal to 100% of the aggregate principal amount thereof plus Accrued Interest, if any, to the date of redemption, which shall not be more than ninety (90) days after the occurrence of the Change of Control.

The Company will provide the Trustee with notice of the Change of Control Offer within thirty (30) days following a Change of Control. The Company shall notify the Trustee promptly after the occurrence of any of the events specified in this Section.

Notice of a Change of Control Offer shall be mailed by the Trustee not less than thirty (30) days nor more than forty-five (45) days before the Redemption Date to the Holders of all Notes at each Holder's last address as it appears on the register. The Change of Control Offer shall remain open from time of mailing until five (5) days before the Redemption Date. The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Change of Control Offer. The notice, which shall govern the terms of the Change of Control Offer, shall state, in addition to the requirements set forth in Section 3.07, the following:

(a) that the Change of Control Offer is being made pursuant to this Section 3.04;

(b) the Offer Amounts, the redemption price and the Redemption Date;

(c) that any Note not tendered or accepted for payment will continue to Accrue interest;

(d) that Holders electing to have a Note redeemed pursuant to a Change of Control Offer will be required to surrender the Note to the Paying Agent at the address specified in the notice at least five (5) days before the Redemption Date; and

(e) that Holders whose Notes were redeemed only in part will be issued new Notes as set forth in Section 3.11.

Before a Redemption Date, the Company shall (i) accept for payment Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted and

(iii) deliver to the Trustee an Officer's Certificate stating the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail or deliver to Holders of Notes so accepted payment in an amount equal to the redemption price, and the Trustee shall promptly authenticate and mail or deliver to such Holders a new Note equal in principal amount to any unredeemed portion of the Note surrendered. Any Notes not so accepted shall be promptly mailed or delivered by the Trustee to the Holder thereof.

Section 3.05 **Notices to Trustee**. If Notes are to be redeemed pursuant to Section 3.01, Section 3.02, Section 3.03 or Section 3.04, the Company shall notify the Trustee of the redemption date and the Principal amount of Notes to be redeemed. The Company's notice shall specify the circumstances pursuant to which it intends to redeem Notes. In addition, if Notes are to be redeemed pursuant to Section 3.01, the Company shall deliver to the Trustee an Officers' Certificate certifying resolutions of the Board of Managers authorizing the redemption and an Opinion of Counsel with respect to the due authorization of such redemption and that such redemption is being made in accordance with this Indenture and the Notes and does not violate any other agreement binding on the Company.

If the Company wants to credit against any such redemption Notes it has not previously delivered to the Trustee for cancellation, it shall deliver the Notes with the notice.

Section 3.06 **Selection of Notes to be Redeemed**. If less than all the Notes are to be redeemed pursuant to Section 3.01 or Section 3.03, the Trustee shall select the Notes to be redeemed pro rata or by lot or such other method as it deems fair and appropriate. The Trustee shall make the selection from Notes outstanding and not previously called for redemption, in the case of a redemption pursuant to Section 3.01, or from Notes tendered in response to an Offer, in the case of a redemption pursuant to Section 3.03. Notes and portions of them it selects shall be in amounts of $1000 or whole multiples of $1000. Provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption.

Section 3.07 **Notice of Redemption**. At least thirty (30) days but not more than sixty (60) days before a redemption date pursuant to Section 3.01, the Company shall mail a notice of redemption to each Holder whose Notes are to be redeemed at the Holder's last address as it appears upon the register and shall send a copy to the Trustee.

The notice shall identify the Notes to be redeemed and shall state:

(a) the redemption date;

(b) the redemption price and Accrued Interest will be paid up to the redemption date;

(c) the name and address of the Paying Agent;

(d) that the Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price and Accrued Interest, if any;

(e) that, unless the Company defaults in making the redemption payment, interest on Notes called for redemption ceases to accrue on and after the redemption date; and

(f) if any Note is being redeemed in part, the portion of the principal amount (equal to $1,000 or any integral multiple thereof) of such Note to be redeemed and that, on

or after the redemption date, upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion thereof will be issued.

At the Company's request, the Trustee shall give the notice of redemption in the Company's name and at its expense.

Section 3.08 **Effect of Notice of Redemption**. Once notice of redemption is mailed, Notes called for redemption become due and payable on the specified redemption date at the redemption price.

Section 3.09 **Deposit of Redemption Price**. At least one business day before the redemption date, the Company shall deposit with the Paying Agent money (which shall be in immediately available funds and which must be received by such Paying Agent prior to 3:00 p.m., Indianapolis time) sufficient to pay the redemption price on all Notes to be redeemed on that date. The Paying Agent shall return to the Company any money or property not required for that purpose.

Section 3.10 **Notes Payable on Redemption Date**. Notice of redemption having been given as aforesaid, the Notes to be redeemed shall, on the specified redemption date, become due and payable at the redemption price as provided herein upon surrender of such Notes for redemption. If any Notes called for redemption shall not be paid upon surrender thereof for redemption, the Principal and Accrued Interest shall, until paid or duly provided for, bear interest from the redemption date at the rate set forth in the Notes, if legally permissible, until payment in full of the redemption price.

Section 3.11 **Notes Redeemed in Part**. Upon surrender of a Note that is redeemed in part, the Trustee shall authenticate for the Holder a new Note or Notes equal in aggregate principal amount to the unredeemed portion of the Note surrendered.

Section 3.12 **Cancellation**. All Notes which have been redeemed pursuant to this Article shall be canceled and cremated or otherwise destroyed by the Trustee and shall not be reissued, and counterparts of a certificate of cremation or other destruction evidencing such destruction shall be furnished by the Trustee to the Company.

Section 3.13 **Notes Tendered but not Redeemed**. Any Notes tendered for redemption under Section 3.02 or Section 3.03 but not redeemed as a result of the repurchase limitations shall be returned to the Holder and shall continue to be outstanding hereunder.

Article 4. COVENANTS

Section 4.01 **Payment of Notes**. The Company shall punctually pay the Principal and Accrued Interest on the Notes on the dates and in the manner provided in the Notes and in this Indenture. Principal and Accrued Interest shall be considered paid on the date due if the Paying Agent holds on that date money sufficient to pay all Principal and Accrued Interest then due.

The Company shall pay interest on overdue Principal at the rate borne by the Notes; it shall pay interest on overdue installments of interest at the same rate to the extent lawful.

Section 4.02 **Debt Service Reserve Fund**.On the date Notes are first issued hereunder, the Company shall deposit a sum equal to six (6) months interest on the Notes in the Debt Service Reserve Fund (the "Fund") established by the Trustee for use to pay Principal and

Accrued Interest on the Notes in the event other monies provided by the Company for such purpose are insufficient. If the amount available in the Debt Service Reserve Fund is at any time less than six (6) months interest on the Notes, the Company shall within ninety (90) days after receipt of notice of such deficiency, deposit sufficient monies with the Trustee in order to bring the balance of the Debt Service Reserve Fund back to a sum equal to six (6) months interest.

Upon deposit with the Trustee of monies sufficient to pay all Principal and Accrued Interest on all Notes then outstanding, and upon satisfaction of all claims against the Company under this Indenture, or upon the making of adequate provisions for the payment of such amounts as permitted by the Indenture, all monies remaining in the Debt Service Reserve Fund, except monies necessary to pay Principal and Accrued Interest on the outstanding Notes, shall be remitted to the Company.

The Trustee shall invest such amounts being held in the Fund in Qualified Investments pending their use and the Trustee is authorized to withdraw monies from the Fund at any time to the extent monies provided by the Company are insufficient to pay Principal and Accrued Interest on the Notes when due. So long as there shall be no Event of Default hereunder and the Company shall maintain the required amount in the Fund, the Trustee shall remit to the Company from time to time any interest or other amounts earned on the Fund.

Section 4.03 **Annual Reports.**

(a) The Company shall file with the Trustee and Indiana Securities, LLC (the "Placement Agent"), within five (5) days of availability, but in no event later than 90 days from the end of each year, the internal unaudited financial statements for such year and in no event later than 120 days from the end of the fiscal year its audited financial statements for such year reported on and certified by an independent certified accountant. Upon written request from any Holder, the Placement Agent shall send to such Holder copies of the Company's audited financial statements.

(b) So long as any of the Notes remain outstanding, the Company shall cause any quarterly or other financial report prepared by the Company for general distribution to the members of the Company, excluding internal management reports, to be filed with the Trustee and the Placement Agent. Upon written request from any Holder, the Placement Agent shall send to such Holder a copy of any reports filed by the Company with the Placement Agent.

Section 4.04 **Compliance Certificate.**

(a) The Company shall deliver to the Trustee and the Placement Agent within ninety (90) days after the end of each fiscal year of the Company, an Officers' Certificate, stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions or conditions hereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he may have knowledge and the status thereof).

(b) The Company shall, so long as any of the Notes are outstanding, deliver to the Trustee, forthwith upon (but in any case within ten (10) days of) becoming aware of any Default, Event of Default or default in the performance of any covenant, agreement or condition contained in this Indenture, an Officers' Certificate specifying such Default or Event of Default and the status thereof.

Section 4.05 **Payment of Taxes and Other Claims.** The Company will pay or discharge or cause to be paid or discharged, and will cause each of its Subsidiaries to pay or discharge, before the same shall become delinquent, (1) all taxes, assessments and governmental charges, if any, levied or imposed upon it or upon its income, profits or property, and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon its property; provided, however, that neither the Company nor any Subsidiary shall be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings; and provided, further, that adequate book reserves (in the opinion of the Company's independent accountants) have been established with respect thereto; and provided, further, that the Company's or such Subsidiary's title to, and right to use, such property is not materially adversely affected thereby.

Section 4.06 **Maintenance of Properties.** The Company will cause all its properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however that nothing in this Section shall prevent the Company from discontinuing the maintenance and operation of any such properties if such discontinuance is, in the judgment of the Company, desirable in the conduct of its business and not disadvantageous in any material respect to the Holders.

Section 4.07 **Restricted Payments.** The Company shall not make any distribution or payment on its membership interests or to its members, as members (other than distributions to members to the extent necessary to pay the members' or their respective owners' respective income tax liabilities associated with the Company and distributions payable in additional membership interests), or purchase, redeem or otherwise acquire or retire for value any membership interests of the Company (collectively, "Restricted Payments"), if, at the time of such Restricted Payment, after giving effect thereto, (i) a Default or an Event of Default shall have occurred and be continuing; (ii) the Equity of the Company shall not exceed $3,500,000 or (iii) the aggregate amount expended for such Restricted Payments (the amount expended for such purposes, if other than in cash, to be determined by a resolution of the Board of Managers of the Company set forth in an Officers' Certificate delivered to the Trustee) subsequent to December 31, 2005 shall exceed the sum of (A) 25% of the aggregate Consolidated Net Income of the Company (or, in case such aggregate Consolidated Net Income shall be a deficit, minus 100% of such deficit) accrued on a cumulative basis subsequent to December 31, 2005, provided, however, that if Equity shall exceed $10,000,000 as of the end of any fiscal quarter, the percentage of Consolidated Net Income earned and used in the calculation after such date shall be 50%, (B) the aggregate net proceeds, including the fair market value of property other than cash (such fair market value to be evidenced by a resolution of the Board of Managers of

the Company set forth in an Officers' Certificate delivered to the Trustee), received by the Company from the issue or sale after December 31, 2005 of membership interests of the Company, including membership interests of the Company issued upon the conversion of indebtedness of the Company, other than membership interests that are redeemable at the option of the holder or are mandatorily redeemable and (C) $1,000,000; provided, however, that the foregoing shall not prevent the retirement of any membership interests of the Company by exchange for, or out of proceeds of the substantially concurrent sale of, other membership interests (other than membership interests that are redeemable at the option of the holder or are mandatorily redeemable), and neither such retirement nor the proceeds of any such sale or exchange shall be included in any computation made under clause (i) above.

Section 4.08 **Limited Liability Company Existence**. The Company will do or cause to be done all things necessary to preserve and keep in full force and effect its limited liability company existence and will comply with all laws applicable to it, provided, however, that nothing in this Section shall prevent (i) the merger of any Subsidiary with or into the Company or (ii) any consolidation or merger of the Company with or into another entity or (iii) the sale, transfer or lease of all or substantially all of the assets of the Company or (iv) the dissolution and liquidation of the Company following such a transfer or sale so long as the provisions of Section 3.04 and Section 5.01 are observed.

Section 4.09 **Prepayments of Affiliate Debt**. The Company will not, and will not cause or permit any Subsidiary to, prepay any indebtedness owed to an Affiliate of the Company but principal payments required by the terms of applicable promissory notes may be made.

Section 4.10 **Transactions with Affiliates**. Notwithstanding any other provision hereof, the Company will not, and will not cause or permit any Subsidiary to, directly or indirectly, enter into any transaction including but not limited to any loan, advance, capital contribution or transfer with any Affiliate of the Company unless determined in good faith by the Board of Managers by resolution to be fair and reasonable to the Company or such Subsidiary and not materially adverse to the interests of Holders (and a copy of such resolution is delivered to this Trustee with an Officer's Certificate).

Section 4.11 **Transfers of Material Assets**. The Company will not, and will not cause or permit any Subsidiary to, sell, lease, transfer or otherwise dispose of, in any transaction or series of transactions outside the Company's ordinary course of business, any material portion of its property or assets (including interest in its Subsidiaries) outside the ordinary course of business unless such transaction or series of transactions is determined in good faith by the Board of Managers to be fair and reasonable to the Company or such Subsidiary (and a copy of such resolution is delivered to the Trustee with an Officer's Certificate).

Article 5. SUCCESSORS

Section 5.01 **When Company May Merge, Etc**. The Company shall not consolidate or merge with or into, or transfer, sell or lease all or substantially all of its assets to any person unless (1) the entity formed by such consolidation or into which the Company is merged or the person which acquires by conveyance or transfer the properties and assets of the Company substantially as an entirety (i) shall have its principal office in the United States of America, (ii) shall, after giving effect to such consolidation, merger, conveyance or transfer, have a net worth equal to or greater than that of the Company immediately prior to the transaction and (iii) shall

expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the Principal of, and interest on all the outstanding Notes and the performance of every covenant of this Indenture on the part of the Company to be performed or observed; (2) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing; (3) the provisions of Section 3.04, if applicable, shall have been complied with; and (4) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each stating that such consolidation, merger, conveyance or transfer and such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

Article 6. SUBORDINATION

Section 6.01 **Agreement to Subordinate**. The Company, for itself and its successors, and each Holder, by accepting Notes, agrees that the payment of the Principal and Accrued Interest on or any other amounts due on the Notes are subordinated and subject in right of payment to the extent and in the manner stated in this Article 6, to the prior payment in full of all Senior Indebtedness. Each Holder by accepting Notes authorizes and directs the Trustee on behalf of such Holder to take such action as may be necessary or appropriate to effectuate, as between the holders of Senior Indebtedness and such Holder, the subordination provided in this Article 6 and appoints the Trustee attorney-in-fact for such Holder for such purpose.

This Article 6 shall constitute a continuing offer to all Persons who, in reliance upon such provisions, become holders of, or continue to hold, Senior Indebtedness, and such provisions are made for the benefit of the holders of Senior Indebtedness and such holders are made obligees hereunder and they and/or each of them may enforce such provisions.

Section 6.02 **Company Not to Make Payments with Respect to Notes in Certain Circumstances**.

Upon the maturity of any Senior Indebtedness by lapse of time, acceleration (unless waived) or otherwise, all principal thereof and interest thereon shall first be paid in full, or such payment duly provided for in cash or in a manner satisfactory to the holders of such Senior Indebtedness, before any payment is made on account of the Principal of or Accrued Interest on the Notes or to acquire any of the Notes.

In the event that notwithstanding the provisions of this Section 6.02 the Company shall make any payment to the Trustee on account of the Principal of or Accrued Interest on the Notes after the happening of a default in payment of the principal of or interest on Senior Indebtedness then, unless and until such default shall have been cured or waived or shall have ceased to exist, such payment (subject to the provisions of Sections 6.06 and 6.07) shall be held by the Trustee, in trust for the benefit of, and shall be paid forthwith over and delivered to, the holders of Senior Indebtedness (pro rata as to each of such holders on the basis of the respective amounts of Senior Indebtedness held by them) or their representative or the trustee under the indenture or other agreement (if any) pursuant to which Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all Senior Indebtedness in full in accordance

with its terms, after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness.

The Company shall give prompt written notice to the Trustee of any default in the payment of principal of or interest on any Senior Indebtedness, provided that the effectiveness and enforceability of the provisions of this Article 6 shall not be conditioned on the Company giving or having given such notice.

Section 6.03 **Notes Subordinated to Prior Payment of All Senior Indebtedness on Dissolution, Liquidation or Reorganization of the Company**. Upon any distribution of assets of the Company in any dissolution, winding up, liquidation or reorganization of the Company (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or otherwise):

(a) the holders of all Senior Indebtedness shall first be entitled to receive payment in full of the principal thereof and interest due thereon before the Holders of the Notes are entitled to receive any payment on account of the principal of or interest on the Notes;

(b) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the Holders of the Notes or the Trustee on behalf of the Holders of the Notes would be entitled except for the provisions of this Article 6, including any such payment or distribution which may be payable or deliverable by reason of the payment of the Notes, shall be paid by the liquidating trustee or agent or other Person making such payment or distribution directly to the holders of the Senior Indebtedness or their representative, or to the trustee under any indenture under which Senior Indebtedness may have been issued (pro rata as to each such holder, representative or trustee on the basis of the respective amounts of unpaid Senior Indebtedness held or represented by each), to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution or provisions therefor to the holders of such Senior Indebtedness; and

(c) in the event that notwithstanding the foregoing provisions of this Section 6.03, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, including any such payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of the Company being subordinated to the payment of the Notes, shall be received by the Trustee or the Holders of the Notes on account of principal of or interest on the Notes before all Senior Indebtedness is paid in full, or effective provision made for its payment, such payment or distribution (subject to the provisions of Section 6.06 and 6.07) shall be received and held in trust for and shall be paid over to the holders of the Senior Indebtedness remaining unpaid or unprovided for or their representative, or to the trustee under any indenture under which such Senior Indebtedness may have been issued (pro rata as provided as in subsection (b) above), for application to the payment of such Senior Indebtedness until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution or provision therefor to the holders of such Senior Indebtedness.

The Company shall give prompt written notice to the Trustee of any dissolution, winding up, liquidation or reorganization of the Company.

Section 6.04 **Noteholders to be Subrogated to Rights of Holders of Senior Indebtedness**. Subject to the payment in full of all Senior Indebtedness, the Holders of the Notes shall be subrogated equally and ratably to the rights of the holders of the Senior Indebtedness to receive payments or distributions of assets of the Company applicable to the Senior Indebtedness until all amounts owing on the Notes shall be paid in full, and for the purpose of such subrogation no payments or distributions to the holders of the Senior Indebtedness by or on behalf of the Company or by or on behalf of the Holders of the Notes by virtue of this Article 6 which, but for this Article 6, would have been made to the Holders of the Notes shall, as among the Company, its creditors other than holders of the Senior Indebtedness and the Holders of the Notes, be deemed to be payment by the Company to or on account of the Senior Indebtedness, it being understood that the provisions of this Article 6 are intended solely for the purpose of defining the relative rights of the Holders of the Notes, on the one hand, and the holders of the Senior Indebtedness on the other hand.

Section 6.05 **Obligation of the Company Unconditional**. Nothing contained in this Article 6 or elsewhere in this Indenture or in any Note is intended to or shall impair, as between the Company and the Holders of the Notes, the obligation of the Company, which is absolute and unconditional, to pay to the Holders of the Notes the principal of and interest on the Notes as and when the same shall become due and payable in accordance with their terms, or is intended to or shall affect the relative rights of the Holders of the Notes and creditors of the Company other than the holders of the Senior Indebtedness, nor shall anything herein or therein prevent the Trustee or the Holder of any Note from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article 6 of the holders of Senior Indebtedness in respect of cash, property or securities of the Company received upon the exercise of any such remedy. Upon any distribution of assets of the Company referred to in this Article 6, the Trustee, subject to the provisions of Section 8.01 and 8.02, and the Holders of the Notes shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which such dissolution, winding up, liquidation or reorganization proceedings are pending, or a certificate of the liquidating trustee or agent or other Person making any distribution to the Trustee or the Holders of the Notes, for the purpose of ascertaining the Persons entitled to participate in such distribution, the holders of the Senior Indebtedness and other indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 6.

Nothing contained in this Article 6 or elsewhere in this Indenture or in any Note is intended to or shall affect the obligation of the Company to make, or prevent the Company from making, at any time except during the pendency of any dissolution, winding up, liquidation or reorganization proceeding, and except during the continuance of any default specified in Section 6.02 (not cured or waived), payments at any time of the Principal of or Accrued Interest on the Notes.

Section 6.06 **Knowledge of Trustee**. Notwithstanding any provision of this Indenture, the Trustee shall not be charged with knowledge of the existence of any facts which would prohibit the making of any payment of monies to or by the Trustee until two days after the Trustee shall have received written notice thereof from the Company, any Noteholder or any Paying Agent or the holder or representative of any class of Senior Indebtedness.

Section 6.07 **Application by Trustee of Monies Deposited with It.** If at least two days prior to the date on which by the terms of this Indenture any monies deposited with the Trustee or any Paying Agent may become payable for any purpose (including, without limitation, the payment of either the principal of or the interest on any Note) the Trustee shall not have received with respect to such monies the notice provided for in Section 6.06, then the Trustee shall have full power and authority to receive such monies and to apply the same to the purpose for which they were received and shall not be affected by any notice to the contrary which may be received by it on or after such date. This Section shall be construed solely for the benefit of the Trustee and Paying Agent and shall not otherwise affect the rights of holders of such Senior Indebtedness.

Section 6.08 **Subordination Rights Not Impaired by Acts or Omissions of Company or Holders of Senior Indebtedness.** No right of any present or future holders of any Senior Indebtedness to enforce subordination as provided herein shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or by any act or failure to act, in good faith, by any such holder, or by any noncompliance by the Company with the terms of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with. The holders of Senior Indebtedness may extend, renew, modify or amend the terms of the Senior Indebtedness or any security therefor and release, sell or exchange such security and otherwise deal freely with the Company, all without affecting the liabilities and obligations of the parties to this Indenture or the Holders. No provision in any supplemental indenture which affects the superior position of the holders of the Senior Indebtedness shall be effective against the holders of the Senior Indebtedness who have not consented thereto.

Section 6.09 **Noteholders Authorize Trustee to Effectuate Subordination of Notes.** Each Holder of Notes by acceptance thereof authorizes and expressly directs the Trustee on its, his or her behalf to take such action as may be necessary or appropriate to effectuate the subordination provided in this Article 6 and appoints the Trustee its, his or her attorney-in-fact for such purpose, including, in the event of any dissolution, winding up, liquidation or reorganization of the Company (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or otherwise) tending towards liquidation of the business and assets of the Company, the immediate filing of a claim for the unpaid balance of its, his or her Notes in the form required in said proceedings and cause said claim to be approved. If the Trustee does not file a proper claim or proof of debt in the form required in such proceeding prior to 30 days before the expiration of the time to file such claim or claims, then the holders of Senior Indebtedness have the right to file and are hereby authorized to file an appropriate claim for and on behalf of the Holders of said Notes.

Section 6.10 **Right of Trustee to Hold Senior Indebtedness.** The Trustee shall be entitled to all of the rights set forth in this Article 6 in respect of any Senior Indebtedness at any time held by it to the same extent as any other holder of Senior Indebtedness and nothing in this Indenture shall be construed to deprive the Trustee of any of its rights as such holder.

Section 6.11 **Article Six Not to Prevent Events of Default.** The failure to make a payment on account of Principal or Accrued Interest by reason of any provision in this Article 6 shall not be construed as preventing the occurrence of any Event of Default under Section 7.01.

Article 7. DEFAULTS AND REMEDIES

Section 7.01 **Events of Default**. An "Event of Default" occurs if:

(a) the Company defaults in the payment of interest on any Notes when the same becomes due and payable and the Default continues for a period of ten (10) days;

(b) the Company defaults in the payment of the Principal of any Notes when the same becomes due and payable at maturity, upon redemption or otherwise;

(c) the Company fails to comply with any of its other agreements in the Notes or the Indenture and the Default continues for the period and after the notice specified below;

(d) a court having jurisdiction in the premises enters (A) a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Company as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable Federal or State law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of sixty (60) consecutive days;

(e) the Company commences a voluntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or any other case or proceeding to be adjudicated a bankrupt or insolvent, or consents to the entry of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or files a petition or answer or consent seeking reorganization or relief under any applicable Federal or State law, or consents to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or of any substantial part of its property, or makes an assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(f) the Company defaults under any bond, note or other evidence of indebtedness (other than nonrecourse indebtedness) for borrowed money in excess of $25,000 and such default shall be the result of the Company's failure to pay any portion of the principal of such indebtedness when due (after the expiration of any applicable grace period with respect thereto) or shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable; or

(g) one or more judgments or decrees entered against the Company or any Subsidiary ordering payment (not paid or fully covered by insurance) of $25,000 or more in the case of one such judgment or decree and $250,000 or more in the aggregate for all such judgments and decrees for the Company and all its subsidiaries and all such judgments and decrees have not been vacated, discharged, stayed or bonded pending appeal within 60 days from the entry thereof.

A Default under clause (c) is not an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the Notes notify the Company of the Default and the Company does not cure the Default within thirty (30) days after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default."

Section 7.02 **Acceleration.** If an Event of Default (other than an Event of Default described in paragraphs (d) and (e) of Section 7.01 of this Indenture) occurs and is continuing, the Trustee by written notice to the Company, or the Holders of at least 25% in aggregate principal amount of the outstanding Notes by written notice to the Company and the Trustee, may declare the principal of and accrued interest on all the Notes to be due and payable. Upon such declaration the Principal and accrued interest shall become immediately due and payable. In case of an Event of Default described in paragraph (d) or paragraph (e) of Section 7.01 of this Indenture, such amount shall be due and payable without any declaration or any act on the part of the Trustee or the Holders. Holders of a majority in principal amount of the Notes by notice to the Trustee (or the Trustee acting alone if the Trustee declared the acceleration) may rescind an acceleration and its consequences if (i) the rescission would not conflict with any judgment or decree, (ii) all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration, (iii) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by the declaration of acceleration, has been paid, and (iv) in the event of the cure or waiver of a Default or Event of Default under Section 7.01(f), the Trustee shall have received an Officers' Certificate or an Opinion of Counsel that such Default or Event of Default has been cured or waived.

Section 7.03 **Other Remedies.** If an Event of Default occurs and is continuing, the Trustee may, subject to Article 6, pursue any available remedy to collect the payment of Principal or Accrued Interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default or a Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 7.04 **Waiver of Past Defaults.** The Holders of a majority in principal amount of the Notes by notice to the Trustee may waive an existing Default and its consequences except a Default in the payment of the principal of, redemption price or interest on any Notes which may only be waived by all affected Holders of Notes and the Trustee.

Section 7.05 **Control of Majority.**The Holders of a majority in principal amount of the Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture, is unduly prejudicial to the rights of other Holders of Notes, or would involve the Trustee in personal liability. The Company may, but shall not be obligated to fix a record date for the purpose of determining the Holders entitled to vote on the direction of any such proceeding.

Section 7.06 **Limitation on Suits.**A Holder of Notes may pursue a remedy with respect to this Indenture or the Notes only subject to Article 6 and only if:

(a) the Holder gives to the Trustee notice of a continuing Event of Default;

(b) the Holders of at least 25% in principal amount of the Notes make a request to the Trustee to pursue the remedy;

(c) such Holder or Holders offer to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense;

(d) the Trustee does not comply with the request within sixty (60) days after receipt of the request and the offer of indemnity; and

(e) during such sixty (60) day period the Holders of a majority in principal amount of the Notes do not give the Trustee a direction inconsistent with the request.

A Holder of Notes may not use this Indenture to prejudice the rights of another Holder of Notes or to obtain a preference or priority over another Holder of Notes.

Section 7.07 **Rights of Holders to Receive Payment.**Subject to the provisions of Article 6 and Section 7.02 of this Indenture, notwithstanding any other provision of this Indenture, the right of any Holder of a Note to receive payment of principal and interest on the Notes, on or after the respective due dates expressed in the Notes, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the Holder.

Section 7.08 **Collection Suit by Trustee.**If an Event of Default occurs and is continuing, the Trustee, subject to Article 6, may recover judgment in its own name and as trustee of an express trust against the Company for the whole amount of principal and interest remaining unpaid on the Notes.

Section 7.09 **Trustee May File Proofs of Claim.**

(a) In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relating to the Company or the property of the Company, the Trustee (irrespective of whether the principal of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have given written notice of any demand on the Company for the payment of overdue principal or interest), subject to Article 6, shall be entitled and empowered, by intervention in such proceeding or otherwise,

(i) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Notes and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding, and

(ii) to collect and receive any monies or other securities or property payable or deliverable upon the conversion or exchange of the Notes or upon any such claims and to distribute the same; and any receiver, assignee, trustee, liquidator, sequestrator (or other similar official) in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the

Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due to the Trustee under Section 8.06 of this Indenture.

(b) Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 7.10 **Priorities.**If the Trustee collects any money pursuant to this Article, it shall pay out the money in the following order:

First: to the Trustee for amounts due under Section 8.06 hereof;

Second: to Holders of Notes for amounts due and unpaid on the Notes for Principal and Accrued Interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for Principal and Accrued Interest, respectively; and

Third: to the Company.

The Trustee may, from time to time, fix record dates and payment dates for any such payments to Holders of Notes. Pending payment, the Trustee shall hold such monies in trust and invest and reinvest them in Qualified Investments.

Section 7.11 **Undertaking for Costs.**In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section does not apply to a suit by the Company, the Trustee, a suit by a Holder pursuant to Section 7.06,,or a suit initiated by Holders of more than 10% in principal amount of the Notes.

Article 8. TRUSTEE

Section 8.01 **Duties of Trustee.**

(a) If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

(b) Except during the continuance of an Event of Default:

(i) The Trustee need perform only those duties that are specifically set forth in this Indenture and no others.

(ii) In the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the

requirements of this Indenture. However, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

(c) The Trustee may not be relieved from liability for its own gross negligent action, its own gross negligent failure to act, or its own willful misconduct, except that:

(i) This paragraph does not limit the effect of paragraph (b) of this Section.

(ii) The Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts.

(iii) The Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 7.05 of this Indenture.

(d) Every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b) and (c) of this Section.

(e) The Trustee may refuse to perform any duty or exercise any right or power unless it receives indemnity satisfactory to it against any loss, liability or expense.

(f) The Trustee shall not be liable for interest on any money received by it.

Section 8.02 **Rights of Trustee.**

(a) The Trustee may rely on any document believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document, unless it has reason to believe such fact or matter is falsely represented.

(b) Before the Trustee acts or refrains from acting, it may require an Officers' Certificate or an Opinion of Counsel. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Certificate or Opinion or both.

(c) The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d) The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers.

Section 8.03 **Individual Rights of Trustee.**The Trustee in its individual, trust, or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Company or an Affiliate with the same rights it would have if it were not Trustee. Any Agent may do the same with the like rights. However, the Trustee is subject to Sections 8.09 of this Indenture.

Section 8.04 **Trustee's Disclaimer.**The Trustee makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for the Company's use of the proceeds from the Notes, and it shall not be responsible for any statement in the Notes other than its authentication.

Section 8.05 **Notice of Defaults.**If a Default occurs and is continuing and if the Trustee has received notice of the Default, the Trustee shall mail to Holders a notice of the Default

within sixty (60) days after it occurs. Except in the case of a Default in payment on any Notes, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the best interest of Holders.

Section 8.06 **Compensation and Indemnity.**The Company shall promptly pay to the Trustee, upon request, from time to time reasonable compensation for its services. The Company shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses incurred by it. Such expenses shall include the reasonable compensation and out-of-pocket expenses of the Trustee's agents and counsel.

The Company shall indemnify the Trustee against any loss or liability incurred by it in connection with its services hereunder, except as set forth in the next paragraph. The Trustee shall notify the Company promptly of any claim for which it may seek indemnity.

The Company need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee through negligence, bad faith, or willful misconduct.

To secure the Company's payment obligations in this Section, the Trustee shall have a lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on the Notes. Such lien shall survive the satisfaction and discharge of this Indenture or any other termination under any bankruptcy law.

When the Trustee incurs expenses or renders services after an Event of Default specified in Section 7.01(d) or (e) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any bankruptcy law.

Section 8.07 **Replacement of Trustee.**A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee's acceptance of appointment as provided in this Section.

The Trustee may resign by so notifying the Company. The Holders of a majority in principal amount of the Notes may remove the Trustee by so notifying the Trustee and the Company. The Company may remove the Trustee if:

(1) the Trustee fails to comply with Section 8.09;

(2) the Trustee is adjudged a bankrupt or an insolvent;

(3) a receiver or public officer takes charge of the Trustee or its property; or

(4) the Trustee becomes incapable of acting.

If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee. Within one (1) year after the successor Trustee takes office, the Holders of a majority in principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Company.

If a successor Trustee does not take office within sixty (60) days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company or the Holders of at least 10% of principal amount of the Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee fails to comply with Section 8.09 hereof, any Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to the Holders of the Notes. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the lien provided for in Section 8.06.

Section 8.08 **Successor Trustee by Merger, Etc.**If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to another corporation, the successor corporation without any further act shall be the successor Trustee.

Section 8.09 **Eligibility; Disqualification.**This Indenture shall always have a Trustee who is qualified or eligible to be qualified under TIA §301 et seq., and is a corporation organized and doing business under the laws of the United States or any State or Territory or of the District of Columbia or a corporation or other person permitted to act as trustee by the SEC which (A) is authorized under such laws to exercise corporate trust powers, and (B) is subject to supervision or examination by Federal, State, Territorial, or District of Columbia authority. (TIA § 310(a)(1)). The Trustee is subject to TIA § 310(b), including the optional provision permitted by the second sentence of TIA § 310(b),(9). Section 11.07 lists any excluded indenture or trust agreement.

Section 8.10 **Annual Accounting.**Once each year and more frequently, if necessary, the Trustee shall render an accounting to the Company of all funds held by the Trustee in respect of Notes.

Article 9. DISCHARGE OF INDENTURE

Section 9.01 **Termination of Company's Obligations.**

(a) Subject to paragraph (b) of this Section 9.01, the Company may terminate all of its obligations under this Indenture if:

(i) the Notes all mature within one year or all of them have been called for redemption under arrangements satisfactory to the Trustee for giving notice of redemption; and

(ii) the Company irrevocably deposits in trust with the Trustee money or U.S. Government Obligations sufficient to pay principal and interest on the Notes to maturity or redemption, as the case may be.

(b) Notwithstanding the foregoing, the Company's obligations in Sections 2.03, 2.04, 2.05, 2.06, 2.07, 4.01, 8.06, 8.07 and 9.03, and in Article 11, shall survive until the Notes are no longer outstanding. Thereafter the Company's obligations in Section 8.06 and 9.03 shall survive.

(c) After a deposit the Trustee upon request shall acknowledge in writing the discharge of the Company's obligations under this Indenture except for those surviving obligations specified above.

(d) In order to have money available on a payment date to pay Principal or Accrued Interest on the Notes, the U.S. Government Obligations shall be payable as to principal or interest on or before such payment date in such amounts as will provide the necessary money. U.S. Government Obligations shall not be callable at the issuer's option.

(e) "U.S. Government Obligations" means direct obligations of the United States of America for the payment of which the full faith and credit of the United States of America is pledged.

Section 9.02 **Application of Trust Money.**The Trustee shall hold in trust money or U.S. Government Obligations deposited with it pursuant to Section 9.01, and shall invest any money earnings in U.S. Government Obligations conforming to the requirements of Section 9.01. It shall apply the deposited money and the money from U.S. Government Obligations through the Paying Agent and in accordance with this Indenture to the payment of principal and interest on the Notes.

Section 9.03 **Repayment to Company.**The Trustee and the Paying Agent shall promptly pay to the Company upon request any excess money or securities held by them at any time.

The Trustee and the Paying Agent shall pay to the Company upon request any money held by them for the payment of Principal or Accrued Interest that remains unclaimed for three (3) years after the redemption or payment date; provided, however, that the Trustee or such Paying Agent shall, upon written request and at the expense of the Company, cause to be published once, in a newspaper of general circulation in Indianapolis, Indiana or mailed to each Holder, notice that such money remains unclaimed and that, after a date specified therein, which shall be not less than fifteen (15) days from the date of such publication or mailing, any unclaimed balance of such money then remaining shall be repaid to the Company. After payment to the Company, Holders of Notes entitled to the money must look to the Company for payment as general creditors unless an applicable abandoned property law designates another person.

Section 9.04 **Reinstatement.**If the Trustee or Paying Agent is unable to apply any money or U.S. Government Obligations in accordance with Section 9.01 and 9.02 of this Indenture by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit has occurred pursuant to Section 9.01 of this Indenture until such time as the Trustee or Paying Agent is permitted to apply such money or U.S. Government Obligations in accordance with Section 9.01 of this Indenture; provided, however, that if the Company has made any payment of interest or on principal of any Notes because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of the Notes to receive payment from the money or U.S. Government Obligations held by the Trustee or Paying Agent.

Article 10. AMENDMENTS

Section 10.01 **Without Consent of Holders.**The Company and the Trustee may amend this Indenture or the Notes without the consent of any Holders of Notes:

(a) to cure any ambiguity, defect or inconsistency with any other provision herein;

(b) to comply with Sections 5.01 and Article 11; or

(c) to make any change that does not adversely affect the rights of any Holders of Notes.

After an amendment to this Indenture becomes effective, the Company shall promptly mail a notice to the Holders of the Notes briefly describing the amendment.

Section 10.02 **With Consent of Holders.**The Company, when duly authorized by its Board of Managers, and the Trustee may amend this Indenture with the written consent of the Holders of at least 66 2/3% in Principal amount of the Notes. However, without the consent of each Holder, an amendment under this Section may not:

(a) reduce the amount of Notes whose Holders must consent to an amendment;

(b) reduce the rate of or change the time for payment of interest, including any defaulted interest, on any Notes;

(c) reduce the principal of or change the fixed maturity of any Notes or change the date on which or circumstances in which, any Note may be subject to redemption, or reduce the redemption price thereof;

(d) make any Notes payable in currency other than that stated in the Notes;

(e) make any change in Article 3 or Section 7.04, 7.07 or this Section 10.02; or

(f) waive a Default in the payment of the principal of, or interest on, any Note.

After an amendment under this Section becomes effective, the Company shall mail to Holders of Notes a notice briefly describing the amendment.

Section 10.03 **Revocation and Effect of Consents.**Until an amendment or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder's Notes, even if notation of the consent is not made on any Notes. However, any such Holder or subsequent Holder may revoke the consent as to his Note or portion of a Note if the Trustee receives the notice of revocation before the date the amendment or waiver becomes effective. An amendment or waiver becomes effective upon receipt by the Trustee of (i) an Officers' Certificate certifying that the Holders of the requisite Principal amount of Notes have consented to such amendment or waiver, and (ii) the written consents from the Holders of the requisite percentage in Principal amount of Notes; and thereafter binds every Holder of Notes and shall bind subsequent Holders of the Notes whether or not they had notice of the amendment or waiver.

Section 10.04 **Notation on or Exchange of Notes.**The Trustee may place an appropriate notation about an amendment or waiver on any Notes thereafter authenticated. The Company in exchange for all Notes may issue and the Trustee shall authenticate new Notes that reflect the amendment or waiver.

Article 11. MISCELLANEOUS

Section 11.01 **Notices.**Any notice or communication by the Company or the Trustee to the other is duly given if in writing and hand delivered or mailed by first-class mail to the other's address stated in Section 11.07. The Company or the Trustee by notice to the other may designate additional or different address for subsequent notice or communications.

Any notice or communication to a Holder shall be mailed by first-class mail to his address shown on the register kept by the Registrar. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

Any notice or communication by a Holder to either the Company or the Trustee shall be hand delivered or mailed by first class mail to the address stated in Section 11.07 or any additional or different address notice of which has been given to the Holders.

If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

If the Company mails a notice or communication to Holders, it shall mail copy to the Trustee and each Agent at the same time.

All other notices or communications shall be in writing.

Section 11.02 **Certificate and Opinion as to Conditions Precedent.**Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall furnish to the Trustee:

(a) an Officers' Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(b) an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

Section 11.03 **Statements Required in Certificate or Opinion.**Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(a) a statement that the person making such certificate or opinion has read such covenant or condition;

(b) (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d) a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

Section 11.04 **Rules by Trustee and Agents.**The Trustee may make reasonable rules for action by a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 11.05 **Legal Holidays.**A "Legal Holiday" is a Saturday, a Sunday or a day on which Trustee is not required to be open. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

Section 11.06 **Duplicate Originals.**The parties may sign any number of copies of this Indenture. One signed copy is enough to prove this Indenture.

Section 11.07 **Variable Provisions.**

"Officer" means the Chairman, President, any Vice- President, the Treasurer, the Secretary, any Assistant Treasurer or any Assistant Secretary of the Company.

The Company initially appoints the Trustee Paying Agent and Registrar.

The first certificate pursuant to Section 4.04 shall be for the fiscal year ending on December 31, 2005.

The Company's address is:

Davis Homes, LLC
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240
Attention: C. Richard Davis

The Trustee's address is:

Mainsource Bank
112 N. Meridian Street
Portland, Indiana 47371
Attention: Corporate Trust

Section 11.08 **Proof of Acts.**Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee, and, where it is hereby expressly required, to the Company. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section.

The fact and date of the execution by any person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by the certificate of any notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by an officer of a corporation or a member of a partnership, on behalf of such corporation or partnership, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the

authority of the person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

Section 11.09 **Governing Law**.The laws of the State of Indiana shall govern this Indenture and the Notes.

Section 11.10 **Successors**.All agreements of the Company in this Indenture and the Notes shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successors.

Section 11.11 **Severability**.In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 11.12 **Table of Contents, Headings, Etc**.The Table of Contents, cross-reference Table and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 11.13 **Benefits of Indenture**. Nothing in this Indenture or the Notes shall give to any Person, other than the parties hereto and their successors hereunder and the Holders, any benefit or legal or equitable right, remedy or claim under this Indenture.

DAVIS HOMES, LLC

By: Davis Holding Corporation,
Managing Member

By: ______________________________
C. Richard Davis
Executive Vice President

Attest: ______________________________
Secretary

MAINSOURCE BANK

By: ______________________________

Printed: ______________________________

Title: ______________________________

Attest: ______________________________
Trust Officer

Exhibit 6.01

Amended and Restated Revolver Loan Agreement
with Home Guaranty Company, LLC and
First Indiana Bank, N.A., dated November 30, 2004

November 2, 2004

Davis Homes, LLC
3755 East 82nd Street, Suite 120
Indianapolis, IN 46240

and

Home Guaranty Company, LLC
3755 East 82nd Street, Suite 120
Indianapolis, IN 46240 (individually and collectively, the "Borrower")

Re: Construction Line of Credit

Dear Sir or Madam:

We are pleased to inform you that your request for a construction line of credit has been approved, subject to the following terms and conditions:

1. The line of credit that has been approved is a revolving line of credit, which is an indication of the maximum allowable amount outstanding that you may have with First Indiana Bank, N.A., a national banking association during the term of the line.

2. The construction line amount is $20,000,000.00.

3. Maximum amounts to be committed under contract and speculative homes, lot purchases and working capital line:

   a. Contract homes- $11,500,000.00
   b. Speculative homes- $ 6,000,000.00
   c. Lot purchases- $ 2,500,000.00

4. The interest rate will be First Indiana Bank, N.A.'s daily prime rate of interest minus one quarter of one percent (0.25%).

5. The construction line matures on November 1, 2005.

6. The Borrower shall pay to the Bank upon the closing of the construction line, a non-refundable fee of Five Thousand and 00/100 Dollars ($5,000.00). Borrower shall pay, at closing, all inspections, appraisals, flood certification, intangible

taxes, recording fees, reasonable costs and expenses of Lender, including attorney's fees, related to the initial closing.

7. The maximum allowable loan-to-value ratio will be the lesser of eighty percent (80%) of the appraised value or one hundred percent (100%) of the cost to construct as to Contract and Spec loans and seventy five percent (75%) of the appraised value for lot purchases or seventy five percent (75%) of the sales price.

8. A guaranty, one hundred percent (100%) joint and several by Davis Holding Corporation and DAVIS INVESTMENTS, L.P. will be required.

9. Security for the revolving construction line will be a first mortgage on each lot and house start along with the loan documents providing the Loan to be cross lien cross default which will state that a default under the loan will be a default under all other mortgages outstanding and all the mortgages will be cross collateralized.

10. All other documentation, information, terms and conditions deemed necessary by First Indiana Bank, N.A. or its subsidiary to protect its interest shall be provided upon request.

11. Costs and fees incurred by First Indiana Bank, N.A. or Borrower in connection with the loan(s) will be born by the Borrower, to the extent First Indiana Bank, N.A. feels necessary.

12. Financial statements and financial conditions necessary for advancement of funds:
    a. Provide to Lender, within one hundred twenty (120) days of its fiscal year end of Borrower, one copy of Borrower's annual audited balance sheet and statements of income and cash flow as of the year then ended, prepared in accordance with generally accepted accounting principles, consistently applied, and prepared by an independent certified public accountant selected by Borrower and acceptable to Lender and accompanied by a review opinion and, if requested by Lender, an audit, prepared by such accountant;
    b. Provide to Lender, within thirty (30) days of the end of each calendar quarter with a covenant compliance sheet in the form attached hereto as Exhibit C, one copy of Borrower's balance sheet and income statement for such quarter and the year to date certified by an authorized financial officer of the company;
    c. Provide to Lender, annually, tax information remitted to the Internal Revenue Service by the Borrower and each of the Guarantors, within fifteen (15) days of filing of same;
    d. Cause all current or future debt of Borrower to its shareholders or affiliates and /or inter-company debt shall be subordinated to Bank indebtedness with regularly scheduled payments permitted as long as the payment does not cause an Event of Default and/or that the Loan is not in default;
    e. Total speculative, trade in and model homes shall not exceed forty percent (40%) of the sum of work in progress, finished lots, and total speculative, trade

in and model homes (regardless if First Indiana Bank is financing the Improvements or not);

f. Contract Sales that have not been paid off in full within twelve (12) months of initial financing will be transferred to the Spec line outstanding;

g. Advances under the Lot Loan shall be limited to advances for purchasing Lots from unrelated third parties; or related entity of Borrower which are not subject to any development or other loan encumbrances;

h. Borrower will be considered in default of the Bank's loans, if in any way a default with any other financial institution occurs;

i. Borrower shall maintain a minimum Total Liabilities Excluding Member's Subordinated Note to Net Worth (defined as member's equity plus member's subordinated note less investments in and amounts due from related parties) not to exceed 4.50:1.00 at year-end and 5.50:1.00 at quarter end;

j. Borrower shall maintain a Current Ratio (defined as current assets divided by current liabilities, excluding related company obligations) of greater than or equal to 1.00:1.00, tested quarterly; and

k. Borrower shall maintain a minimum Tangible Net Worth (defined as member's equity less investments in and amounts due from related parties) of Twelve Million and 00/100 Dollars ($12,000,000.00), tested annually;

13. The submission of a resolution of Davis Homes, LLC and Home Guaranty Company, LLC, and its Articles of Organization filed with and current Certificate of Existence issued by the Secretary of the State of Indiana and Operating Agreement and a resolution of Davis Holding Corporation, and its Articles of Incorporation filed with and current Certificate of Existence issued by the Secretary of the State of Indiana and certified Bylaws and a resolution of DAVIS INVESTMENTS, L.P., and its Partnership Agreement filed with and current Certificate of Existence issued by the Secretary of the State of Indiana is required.

Similarly, the fact that First Indiana Bank, N.A. may make you a loan for a particular housing start or lot purchase does not mean that First Indiana Bank, N.A. will make you further loans on other housing starts or lot purchases.

This commitment when accepted shall survive the loan closing and be incorporated in and as a part of the loan documents.

If the foregoing terms and conditions meet with your approval, please indicate your acceptance by signing and returning this original commitment letter to me within thirty days of this date.

Sincerely,

Esther L. Carter,
Regional Vice President

APPROVAL AND ACCEPTANCE:

Davis Homes, LLC
By: Davis Holding Corporation,
its Managing Member

By:______________________________

Its:______________________________
(Print Name & Title)

Home Guaranty Company, LLC
By: Davis Homes, LLC, its sole member
By: Davis Holding Corporation,
its Managing Member

By:______________________________

Its:______________________________
(Print Name & Title)

Date: November _____, 2004

EXECUTED ORIGINAL

(1294)

AMENDED AND RESTATED
REVOLVER LOAN AGREEMENT

BY AND BETWEEN

DAVIS HOMES, LLC,
an Indiana limited liability company

AND

HOME GUARANTY COMPANY, LLC,
an Indiana limited liability company

AND

FIRST INDIANA BANK, N.A.,
A national banking association

DATED AS OF

November 30, 2004

AMENDED AND RESTATED REVOLVER LOAN AGREEMENT

This Loan Agreement ("Agreement") is made as of this 30th day of November, 2004, by and between **Davis Homes, LLC**, an Indiana limited liability company, and **Home Guaranty Company, LLC**, an Indiana limited liability company, each having their principal office at 3755 East 82nd Street, Suite 120, Indianapolis, Indiana 46240 (individually and collectively, "Borrower", it being understood that all covenants, agreements and obligations of Borrower under the Loan Agreement are joint and several), and FIRST INDIANA BANK, N.A., a national banking association, having its principal office at 135 N. Pennsylvania Street, Indianapolis, Indiana 46204 ("Lender"):

ARTICLE 1
DEFINITIONS

Section 1.01. Definitions. In addition to terms defined elsewhere in this Agreement, as used in this Agreement, the following terms shall have the respective meanings indicated below (such meanings to be applicable equally to both the singular and plural forms of such terms):

"Appraised Value" means the value of a Lot and any Improvements located or to be constructed thereon and appurtenant thereto as determined pursuant to Section 5.01(b) for each Lot and related Improvements included in the Borrowing Base and on an annual basis for each floor plan used by Borrower in each subdivision included within the Real Estate under the Spec Loan at such time by an appraisal either by Lender or by an independent appraiser selected by Lender, as Lender may elect in its sole discretion.

"Borrowing Base" means, at any time, the sum of the Contract Borrowing Base, Lot Borrowing Base and Spec Borrowing Base determined by Lender at such time based upon an audit by Lender of a current Borrowing Base Certificate.

"Borrowing Base Certificate" means a certificate in the form of Exhibit A attached hereto showing, among other things, for each Lot and related Improvements included within the Borrowing Base, (i) the purchase price under the applicable Sales Contract or the requested sales price; (ii) the acquisition price for each Lot; (iii) the percentage of completed construction of the related Improvements; (iv) whether the Request (as defined in Section 4.01(b)) is for a Contract Loan, Lot Loan or Spec Loan; (v) amount of the advance requested by the current Request; (vi) the application history of all prior advances under the Loan on a Lot-specific basis; (vii) a schedule of all prior payments by Borrower to Lender under the Loan; (viii) designation of the type of Loan (Contract Loan, Lot Loan or Spec Loan) to which all prior advances and payments have been applied; (ix) a current list of all Lots included in the Borrowing Base and subject to the lien of the Mortgage; and (x) a certification that there are no liens or encumbrances of any kind upon the assets of Borrower pledged to Lender except those previously disclosed to Lender in writing.

"Contract Borrowing Base" means, at any time, the sum of (a) the percentage of completed construction of Improvements upon the related Lot times (b) the lesser of (i) 80% of the Appraised Value, (ii) 100% of the cost of the Lot plus the cost to construct the Improvements

thereon or (iii) 80% of the total consideration to be received by Borrower pursuant to a Sales Contract, for each Lot and Improvements located or to be constructed thereon pursuant to Sales Contracts and which satisfy the conditions of Section 5.01, Section 5.02 and Section 5.03 of this Agreement, such sum as determined by Lender as of such time based upon an audit by Lender of a current Borrowing Base Certificate.

"Contract Loan" means that portion of the Loan disbursed to Borrower for the acquisition of Lots and subsequent construction by Borrower of Improvements thereon pursuant to Sales Contracts, the aggregate outstanding principal balance of which shall at no time exceed the Maximum Outstanding Amount less the aggregate amount of all Loans then funded and outstanding under the Lot Loan and the Spec Loan.

"Default Rate" has the meaning set forth for such term in the Note.

"Event of Default" means any of the events set forth in Section 11.01.

"Guaranties" means that those certain guaranties of the Guarantors dated as of even date herewith, together with any and all renewals, amendments, modifications and supplements thereto, which provides for the guaranty of the performance of all or part of Borrower's obligations under the Loan Documents.

"Guarantors" collectively, means Davis Holding Corporation and Davis Investments, L.P. Notwithstanding anything to the contrary contained in any other current or prior loan agreement, note, mortgage, guaranty or other loan document to which Borrower or Lender are or were parties or beneficiaries, Charles R. Davis shall no longer be a Guarantor with respect to any Indebtedness of Borrower to Lender or have any personal liability in connection therewith.

"Improvements" means the single family residence, condominium, and/or planned unit development, real estate fixtures and other improvements located or to be constructed on any Lot.

"Indebtedness" means, for any Person, all indebtedness or other obligations of such Person for borrowed money or for the deferred purchase price of property or services.

"Loan" means the revolving line of credit loan which Lender agrees to make to Borrower pursuant to this Agreement.

"Loan Documents" has the meaning set forth for such term in Article VI.

"Loan Payment Date" means the fifteenth (15th) day of each calendar month commencing on the fifteenth (15th) day of December 15, 2004 and continuing through the Maturity Date.

"Lot" or "Lots" means one or more of the separate parcels or lots comprising the Real Estate.

"Lot Borrowing Base" means, at any time, the sum of the lesser of (i) 75% of Appraised Value, or (ii) 75% of Borrower's acquisition costs, for each Lot held by Borrower as

inventory which satisfies the conditions of Section 5.01 of this Agreement, as determined by Lender as of such time based upon an audit by Lender of a current Borrowing Base Certificate.

"Lot Loan" means that portion of the Loan disbursed to Borrower for the acquisition of Lots held by Borrower as inventory not to exceed the Maximum Outstanding Amount less the Contract Loan and the Spec Loan.

"Maturity Date" means November 1, 2005.

"Maximum Loan Amount" means the maximum principal amount of Twenty Million and 00/100 Dollars ($20,000,000.00).

"Maximum Outstanding Amount" means the Maximum Loan Amount or the Borrowing Base, whichever is less.

"Mortgage" means any one or more of those certain Real Estate Mortgage & Security Agreements executed and delivered by Borrower to Lender from time to time, each securing the Loan and encumbering the real and personal property described therein, together with any and all renewals, amendments, modifications and supplements thereto; including, but not limited to those Mortgages described in Exhibit B.

"Note" means that certain Amended and Restated Revolver Promissory Note of even date herewith executed by Borrower and delivered to Lender in the principal amount of the Loan, together with any and all renewals, modifications, amendments or supplements thereto.

"Real Estate" means that certain real property more particularly described in the Mortgage, from time to time, and all Improvements located thereon.

"Sales Contract" or "Sales Contracts" means one or more contracts approved by Lender pursuant to which Borrower has agreed to construct or cause the construction of Improvements upon a Lot or Lots and/or to convey a Lot and/or the Improvements located thereon; provided, however, that no such Sales Contract shall provide for any installment or other title retention sale, or require or permit Borrower to finance any portion of the purchase price, of any Lot and/or the Improvements located thereon, except as subordinated to the Loan in a manner satisfactory to Lender in its sole discretion.

"Spec Borrowing Base" means, at any time, the sum of (a) the percentage of completed construction of Improvements upon the related Lot (including, in the case of Home Guaranty Company, LLC, trade in homes) times (b) the lesser of (i) 80% of Appraised Value, or (ii) 100% of the cost to construct (or, in the case of trade in homes, purchase) for each Lot and the cost to construct (or, in the case of trade in homes, purchase) Improvements located or to be constructed thereon as speculative or model or trade in homes which satisfy the conditions of Section 5.01 and Section 5.02 of this Agreement, such sum as determined by Lender as of such time based upon an audit by Lender of a current Borrowing Base Certificate.

"Spec Loan" means that portion of the Loan disbursed to Borrower for (i) the acquisition of Lots and subsequent construction by Borrower of Improvements thereon for which there is

no Sales Contract or (ii) Home Guaranty Company, LLC trade in homes, which portion of the Loan, in the aggregate, shall not to exceed the Maximum Outstanding Amount less the Contract Loan and the Lot Loan.

"Unmatured Default" means an event which but for the passage of time or the giving of notice, or both, would constitute an Event of Default.

Section 1.02. Accounting and Other Terms. All accounting terms used in this Agreement which are not otherwise defined herein shall be construed in accordance with generally accepted accounting principles consistently applied unless otherwise expressly stated herein. All terms used in this Agreement which are defined in Article 9 of the Uniform Commercial Code in effect in the State of Indiana from time to time and which are not otherwise defined herein shall have the same meanings herein as set forth therein.

ARTICLE II
AGREEMENT TO MAKE LOAN

Section 2.01. Agreement to Make and Take Loan. Subject to the terms and conditions set forth in this Agreement, Lender agrees to establish and extend to Borrower a revolving line of credit in the maximum principal amount of the Maximum Loan Amount, to be used by Borrower as Contract Loans, Lot Loans or Spec Loans, provided that the outstanding principal balance under such revolving line of credit shall at no time exceed the Maximum Outstanding Amount, and Borrower agrees to accept such Loan from Lender as hereinafter described. The Borrower may from time to time borrow, repay and reborrow hereunder on or after the date hereof and prior to the Maturity Date, subject to the terms and conditions set forth in this Agreement. The initial advance under the Loan shall be made upon execution and delivery of the Note and all other Loan Documents and upon satisfaction of the requirements listed in Article IV, Article V and elsewhere in this Agreement.

Section 2.02. Note and Mortgage. Borrower shall execute and deliver to Lender the Note which shall evidence and be in the principal amount of the Loan. The Note shall be secured by the Mortgage on all Lots and the Improvements located or to be constructed thereon which may now or at any time hereafter comprise a part of the Real Estate.

ARTICLE III
TERMS OF THE LOANS

Section 3.01. Interest and Payment Terms. Interest only at the rate of Lender's prime lending rate minus one quarter of one percent (0.25%) per annum, adjusted with each change in Lender's prime rate, shall be payable under the Note on each Loan Payment Date until the Maturity Date, at which time the entire outstanding principal balance of such Note, together with all accrued and unpaid interest thereon, shall become due and payable in full.

Section 3.02. Closing Fees. Upon the initial closing of the Loan documents, a non-refundable annual commitment fee of Five Thousand and 00/100 Dollars ($5,000.00). In addition, Borrower shall pay, all fees and expenses in connection with the Loan, including without limitation fees and premiums for title and survey as such amounts become due.

Section 3.03. No Partnership or Joint Venture. Borrower and Lender expressly agree that the only relationship intended to be created between them in connection with the Loan is that of Lender and Borrower and that the relationship in no way creates a partnership, joint venture, tenancy in common, or joint tenancy between them. Accordingly, it is understood and agreed that Borrower is the sole and exclusive owner of the Lots purchased and Improvements built with proceeds of the Loan and there is no intent by the parties to share the profits and losses from the business of Borrower. Borrower shall indemnify and hold Lender harmless from any and all liabilities and damages, together with attorneys' fees, incurred by Lender in defense of any suit or cause of action which is asserted against Lender on the basis that Lender is liable or the security for the Loan is subordinated or defeated by reason of the existence of a partnership, joint venture, tenancy in common or joint tenancy between Borrower and Lender in connection with the Loan, the Lots or the development or sale thereof.

ARTICLE IV
LOAN ADVANCES

Section 4.01. Procedure. Subject to the terms and conditions of this Agreement, Lender will, from time to time, make advances to Borrower under the Loan for the purchase of Lots and construction of Improvements thereon. Requests (as defined below) will be submitted by Borrower to Lender no more frequently than twice a month; provided, however, that Lender shall make advances to Borrower on a more frequent basis, consistent with the loan sweep feature of Lender's treasury management service, subject to Borrower's payment of all fees in such amounts and satisfaction of all conditions precedent to such advances as determined by Lender, in its sole discretion. At no time, however, will the outstanding balance of all advances made under this Agreement exceed the Maximum Outstanding Amount. No advance will be made unless and until Lender determines that each of the following have been satisfied:

(a) At or prior to the closing of the initial advance under the Loan, Borrower shall execute and deliver, or cause to be executed and delivered to Lender all Loan Documents, including without limitation the Note evidencing the Maximum Loan Amount, the Mortgage and all other documents required hereunder or under the Commitment Letter to Borrower from Lender dated November 2, 2004;

(b) Borrower will cause to be prepared and furnished to Lender a written construction draw request (each, a "Request"). The Request shall be in such form and substance as shall be satisfactory to Lender and shall contain or be accompanied by the following if the Lender deems necessary: (i) a list of the actual expenditures incurred since the last advance, including the cost for acquisition of Lots; (ii) paid invoices and progressive lien waivers for the amount of each of the expenditures described in (i) above which have been paid by Borrower; (iii) current invoices due but unpaid for each of the expenditures described in (i) above with progressive lien waivers effective upon receipt of payment; (iv) a statement showing the total amount of advances to Borrower up to and including the last day of the preceding month, the total amount of costs paid and an estimate of the percentage by which the Improvements on the Lots have been completed as of the last day of the preceding month, and (v) a statement showing that all Improvements have been constructed in accordance with the estimated cost budget submitted to and approved by Lender for each Lot and the Improvements to be constructed thereon prior to the acquisition thereof ("Lot Budget") and in compliance with the plans and specifications therefor approved by Lender in writing prior to acquisition of each Lot (the "Lot Specifications").

(c) Each advance to be used for payment of the costs incurred in construction of the

Improvements may be made by Lender, at its sole option, directly to the general contractor, subcontractors and materialmen, pursuant to current invoices and lien waivers contained in the Request.

(d) Each advance shall be made only upon an inspection and approval by Lender's inspector of one-third percent (1/3%) on a quarterly basis of all construction of Improvements commenced since the date of the last advance.

(e) Each Request for an advance shall be for an amount not to exceed the difference between the Maximum Outstanding Amount permissible as of the date of such Request and the total principal balance outstanding as of the date of such Request.

(f) If requested by Lender, Lender shall have received a certificate satisfactory in substance and form to Lender, dated as of the date of each advance, signed by the Borrower and certifying to the following: (i) there have been no changes in, amendments to or deletions from the Lot Specifications or the Lot Budget (other than the Lot Budget line item savings) for the related Lots and Improvements thereon since the date of the last advance for the related Lots, except those which shall have been approved by Lender in advance in writing (line item savings will be an added contingency line item, and line item overages approved by Lender will be charged against such contingency line item), (ii) all work to the date of the advance complies with the Lot Specifications and the Lot Budget for the related Lots and Improvements thereon as they may have been amended in compliance with this Agreement, all such work has been done in a good and workmanlike manner and all materials, supplies, furniture, fixtures, and equipment usually furnished and installed at such stage have been furnished or installed, (iii) the Borrower has not received and has no knowledge of any notice or other record of violation of any zoning, building or other statute, ordinance, regulation or restriction or the use thereof of any governmental authority having jurisdiction, and (iv) all such building permits, certificates and licenses from each governmental authority having jurisdiction as have been necessary to the date of the advance to allow the construction of Improvements on the related Lots to be carried on to the date of the advance in accordance with the Lot Specifications for such Improvements as they may have been amended in compliance with this Agreement and to permit the use of such Improvements upon completion have been obtained and are in full force and effect.

(g) There shall be no unpaid claims for labor, material or services for which a claim has been or could be made under any provision of the mechanic's lien laws of the State of Indiana.

(h) The representations and warranties contained in Article VII hereof shall be true and there shall exist no Event of Default or Unmatured Default.

(i) All conditions set forth elsewhere in this Agreement, including, without limitation, Article V below, shall be satisfied or waived in writing by Lender.

(j) At or prior to the closing of the initial advance under the Loan and upon request by Lender thereafter, Borrower shall furnish to Lender certified copies of resolutions of the board of directors of Borrower approving and authorizing the Loan and the borrowings from Lender of each advance thereunder and the execution and delivery of all Loan Documents in connection therewith;

(k) At or prior to the closing of the initial advance under the Loan and upon request by Lender thereafter, Borrower shall furnish or cause to be furnished to Lender a copy of its Operating Agreement, and all amendments thereto, a Certificate of Existence, and its Articles of Organization, currently certified respectively by the Indiana Secretary of State and the Secretary of Borrower;

(l) Before being required to make any advance hereunder, Borrower shall submit to Lender, upon Lender's request, such evidence and information requested by Lender to enable Lender to determine, to Lender's reasonable satisfaction that: (1) there has been no material deterioration of Borrower's financial position since the execution of this Agreement, (2) that Borrower has the

financial capacity and is otherwise able to repay all amounts owing or to be owed by Borrower hereunder in accordance with the terms hereof, and (3) that to its knowledge all conditions precedent to such advance have been fulfilled.

Any inspections by Lender of any portion of the Real Estate will be solely for Lender's benefit. Borrower understands and agrees that it is not relying on Lender to supervise or inspect the construction of the Improvements for Borrower's benefit and that Lender is not liable in any manner even if the Improvements are not constructed in accordance with the applicable specifications.

The amount of each advance under this Agreement will be added to the then outstanding principal balance of the Loan and will bear interest from the date of such advance at the rate specified in the Note. Lender shall have no liability by reason of any advance made pursuant to this Agreement in reliance upon any Request submitted to it, nor shall it have any liability by reason of any payment of funds pursuant to any Request or other request of Borrower.

Section 4.02. Additional General Conditions. The following conditions shall be applicable at all times during any period when any portion of the Loan is outstanding:

(a) Any advance made prior to or without the fulfillment by Borrower of all of the conditions precedent thereto, whether or not known to Lender, shall not constitute a waiver by Lender of the requirement that all conditions, including the unperformed conditions, be performed with respect to all future advances.

(b) All documentation and proceedings deemed by Lender or Lender's counsel to be necessary or required in connection with this Agreement and the documents relating hereto shall be subject to the prior approval of, and satisfactory to, both of them as to form and substance. In addition, the person or parties responsible for the execution and delivery of, and signatures to, all of such documentation, shall be acceptable to, and subject to the approval of, Lender and Lender's counsel.

(c) If, for any reason whatsoever, the total amount of all advances made hereunder at any time exceeds the Maximum Outstanding Amount, Borrower shall immediately repay to Lender the amount by which the total amount of all outstanding advances exceeds the Maximum Outstanding Amount. Failure of Borrower to immediately repay the amount of any excess advances shall be an Event of Default hereunder and shall entitle Lender to debit Borrower's accounts directly for all or any portion of such excess advances, as well as exercise any other rights of Lender hereunder.

Section 4.03. Additional Funds. If, at any time, Lender determines that the undisbursed balance of the Loan, or the amount of insurance or condemnation proceeds in the case of casualty or condemnation and the election of Borrower to repair, rebuild and replace as permitted pursuant to the Mortgage, are not sufficient to complete the Improvements on all Lots in accordance with the related Lot Specifications, Borrower agrees to promptly deposit with Lender such sum as Lender determines to be necessary to ensure completion of such Improvements in accordance with the applicable Lot Specifications. Such sum shall be held by Lender from time to time for the payment of labor and materials incurred in connection with the construction of the Improvements on such Lot. Such sums shall be disbursed prior to any further disbursement of the portion of the Loan approved for such Lot and related Improvements or, at the option of Lender, may be applied to the principal balance then outstanding under the Note.

Section 4.04. Construction Delay. If construction of Improvements for which an advance has been made shall be at any time unreasonably discontinued or not carried on with reasonable dispatch in the judgment of Lender, it being recognized that completion and conveyance is essential for repayment of the Loan, Lender or any holder of the Note may purchase materials and employ workmen to protect the applicable Improvements so that they will not suffer from depreciation or the weather and to complete the construction for which such advances have been disbursed and purchase of the necessary furnishings, fixtures and equipment so that the applicable Improvements may be conveyed as contemplated pursuant to this Agreement. At the sole election of Lender or any holder of the Note, architects or contractors may be employed for such purposes.

ARTICLE V
CONDITIONS PRECEDENT

Section 5.01. Conditions Precedent to Inclusion within Borrowing Base. The following shall be conditions precedent to inclusion within the Borrowing Base of any Lot and any Improvements located or to be constructed thereon:

(a) The representations and warranties contained in Article VII hereof shall be true and there shall exist no Event of Default or Unmatured Default;

(b) Borrower shall have furnished to Lender with each Request for an Advance an appraisal for each model type in each subdivision and in no event less frequently than monthly, a Borrowing Base Certificate. Each evaluation received will be reviewed and signed off by the Lender's Department Manager;

(c) Borrower shall have furnished to Lender a true, accurate and complete copy of an owner's policy of title insurance for such Lot and related Improvements insuring Borrower as the fee simple owner of such Lot and related Improvements free of all liens and encumbrances and otherwise acceptable to Lender;

(d) Borrower shall execute and deliver to Lender a Mortgage in recordable form and otherwise acceptable to Lender subjecting such Lot and related Improvements to a valid first priority lien in favor of Lender.

(e) At no time shall the total of Borrower's speculative, trade in and model homes, whether or not included within the Borrowing Base, exceed forty percent (40%) of Borrower's total inventory, including work in progress, finished lots, and total speculative, trade in, and model homes.

(f) Advances under the Lot Loan shall be limited to advances for purchasing Lots from unrelated third parties or for Lots owned by Borrower or a related entity of Borrower which are no longer subject to any development or other loan encumbrances;

(g) Borrower shall, at Borrower's expense, furnish, deliver or cause to be delivered, execute, acknowledge and record or file such further documentation, instruments or evidence (including without limitation, a commitment for a mortgagee's policy of title insurance, or a final policy therefor, insuring Lender in the amount of the Appraised Value of each Lot and related Improvements and otherwise satisfactory to Lender in its sole discretion, a plot plan or survey of the Lot and related Improvements certified to Lender and any third parties as requested by Lender and otherwise satisfactory to Lender in its sole discretion, an appraisal satisfactory to Lender and subject to completion in accordance with the applicable Lot Specifications of each Lot and the related Improvements as determined by an appraisal either by Lender or an independent appraiser selected by Lender, as Lender may elect in its sole discretion, and further mortgages, security agreements) and do such further acts as may be reasonably necessary, desirable or proper to carry out more effectively the purposes of this Agreement and the other Loan Documents and to subject to the lien of the

Mortgage any property intended by the terms hereof and thereof to be covered hereby and thereby including, without limitation, any renewals, additions, substitutions, replacements, or appurtenances to the Real Estate.

Section 5.02. Additional Conditions Precedent to Inclusion within Contract Borrowing Base and Spec Borrowing Base. The following shall be additional conditions precedent to the inclusion within the Contract Borrowing Base or the Spec Borrowing Base of any Lot and any Improvements located or to be constructed thereon, except as otherwise waived by Lender:

(a) Borrower shall furnish to Lender, at Borrower's expense, the Lot Specifications and Lot Budget with respect to each Lot or floor plan and Improvements located or to be constructed thereon.

(b) Borrower shall furnish to Lender, with respect to each Lot and Improvements thereon, premiums prepaid, insurance policies and companies, coverage and amount satisfactory to Lender, insuring against loss or damage by fire and other hazards, as may be reasonably required by Lender, and workmen's compensation coverage and public liability coverage, with appropriate mortgage clauses attached to the policy showing the respective interests of Lender.

(c) Borrower shall have obtained proper zoning of the Lots and Improvements thereon satisfactory to Lender.

Section 5.03. Additional Conditions Precedent to Inclusion within the Contract Borrowing Base. It shall be an additional condition precedent to inclusion within the Contract Borrowing Base that the Borrower shall deliver or cause to be delivered to Lender true and accurate copies of all Sales Contracts executed by Borrower and the buyer thereunder with respect to all Lots and Improvements located or to be constructed thereon.

All documents required to be executed and delivered under this Article V shall be satisfactory in form and substance to Lender and Lender's counsel. In addition to all of the terms and conditions to be performed by Borrower under this Agreement and the other Loan Documents, Borrower shall deliver or cause to be delivered to Lender such other documents as may from time to time be reasonably required by Lender to carry out the terms and provisions of this Agreement.

ARTICLE VI
LOAN DOCUMENTS

Section 6.01. Loan Documents Defined. The Loan will be evidenced by the Note and this Agreement. The Loan and the performance of all other obligations of Borrower hereunder will be secured by the Mortgage, and the Guaranties which instruments, together with the Note, this Agreement and all other instruments executed by Borrower in connection herewith, together with any and all renewals, amendments, modifications and supplements thereto, are collectively referred to as the "Loan Documents."

ARTICLE VII
REPRESENTATIONS AND WARRANTIES OF BORROWER

Section 7.01. Representations and Warranties. To induce Lender to enter into this Agreement and to make the Loan, Borrower represents and warrants to Lender as follows:

(a) Borrower is not in violation of any material ordinance, law or regulation of any

governmental authority as to its business, premises or properties;

(b) There are no governmental authorizations, permits, certificates, licenses, filings, registrations, approvals or consents which must be obtained, received or made by Borrower for the Borrower to lawfully (i) make, execute and deliver this Agreement or the other Loan Documents; or (ii) perform all of its obligations under this Agreement or the other Loan Documents;

(c) Other than the approvals and consents which have been obtained, no approval or consent of or from the holder of any security of Borrower or any indebtedness of Borrower is required by law, Borrower's Operating Agreement or Articles of Organization, or any indenture, agreement, or other instrument to which Borrower is a party in connection which the execution of or consummation of the transactions contemplated by this Agreement or the other Loan Documents or the performance of its obligations under this Agreement or the other Loan Documents;

(d) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement nor compliance with the terms and provisions of the other Loan Documents conflict with or result in a breach of or constitute a default under the terms, conditions or provisions of the Operating Agreement or Articles of Organization of Borrower, any law, regulation, order, writ, injunction or decree of any court or governmental instrumentality having jurisdiction over Borrower or any indenture, agreement or other instrument to which Borrower is a party;

(e) Borrower has heretofore furnished to Lender company financial statements of Borrower dated June 30, 2004. Such statements are complete and accurate in all material respects and fairly present the financial condition of Borrower as at such date and have been prepared in accordance with generally accepted account principles, consistently applied. Since the date of such statements, there has been no material adverse change in the financial condition or prospects of Borrower;

(f) There exists no Event of Default or Unmatured Default;

(g) Borrower further warrants to Lender that (i) none of the written statements, representations or warranties furnished by Borrower to Lender in connection with this Agreement contains or will contain any untrue statement or will omit a material fact necessary to make the statements contained therein or herein, in light of the circumstances when made, not misleading; and (ii) there is no existing fact which Borrower has not disclosed to Lender which materially affects adversely, or as far as Borrower presently can foresee, will have a material adverse effect on the properties, business, or condition (financial or otherwise) of Borrower or the ability of Borrower to fully perform Borrower's obligations under this Agreement;

(h) Borrower hereby represents, warrants, covenants and agrees to and with Lender that all operations or activities upon, or any use or occupancy of the Real Estate, or any portion thereof, by Borrower, any tenant, subtenant or occupant, licensee or invitee of the Real Estate, or any portion thereof, is presently and shall hereafter be in all respects in compliance with all state, federal and local laws and regulations governing or in any way related to the generation, handling, manufacture, treatment, storage, use, transportation, spillage, leakage, dumping, discharge or disposal (whether legal or illegal, accidental or intentional) of any hazardous or toxic substance; and that neither Borrower nor, to the best of Borrower's knowledge, after due inquiry, any tenant, subtenant, or occupant, licensee or invitee of all or any portion of the Real Estate, has at any time placed, suffered or permitted the presence of any hazardous or toxic substances at, on, under, within or about the Real Estate, or any portion thereof in violation of applicable law. Borrower hereby agrees to indemnify and hold Lender harmless from and against all loss, cost (including reasonable attorney's fees), liability and damage whatsoever incurred by Lender by reason of any violation of any applicable statute or regulation for the protection of the environment which occurs upon the Real Estate, or by reason of the imposition of any governmental lien for the recovery of environmental cleanup costs

expended by reason of such violation, without regard to fault on the part of Borrower, which indemnity shall survive repayment in full of the Loan, provided however that such indemnity shall not extend to any violation or lien caused by an act or omission by Lender.

(i) Each of the Sales Contracts have been duly authorized, executed and delivered by the parties thereto, are valid, binding and enforceable obligations of the parties thereto and are in full force and effect and have not been modified or amended except as previously disclosed to Lender.

(j) Borrower represents and warrants that it is currently, and at all times hereafter will be, lawfully possessed of the Real Estate and holds and at all times hereafter will hold fee simple title to the Real Estate, subject to no liens or encumbrances except as approved by Lender in writing.

All representations and warranties made by Borrower under or in connection with this Agreement or in any other Loan Document delivered by Borrower to Lender in connection with this Agreement shall survive the making of all advances under the Loan and issuance and delivery of the Note to Lender, notwithstanding any investigation made by Lender or on Lender's behalf. All statements contained in any certificate or financial statement delivered by Borrower to Lender under this Agreement shall constitute representations and warranties made by Borrower hereunder.

ARTICLE VIII
AFFIRMATIVE COVENANTS OF BORROWER

Section 8.01. Affirmative Covenants. Borrower covenants to Lender that so long as any portion of the Loan shall remain unpaid, Borrower will:

(a) Promptly pay and discharge all taxes, assessments and governmental charges which may be lawfully levied, imposed or assessed upon Borrower or its properties and assets, including, without limitation, any of the Lots and related Improvements, or upon Borrower's income or profits when they shall become due and payable; provided, however, that Borrower shall have the right to contest in good faith any such tax, assessment, charge or levy by appropriate proceedings;

(b) Permit any authorized representative of Lender and its attorneys and accountants to inspect, examine and make copies and extracts of the books of account and records of Borrower at reasonable times during normal business hours, within 24 hours;

(c) Give prompt written notice to Lender of any material process or action taken or pending whereby a third party is claiming any interest in the assets of Borrower;

(d) Procure and maintain all insurance coverage as required herein and by the Mortgages. Lender shall be named as an additional insured under such insurance coverages;

(e) Pay when due all liabilities, except for such liabilities as are contested in good faith;

(f) Maintain limited liability company existence in good standing in each state in which it conducts business unless failure to maintain its corporate existence in good standing would not have a material adverse effect on the Borrower;

(g) Furnish Lender with prompt notice of any material change in Borrower's limited liability company existence, its course of business, or any material change in the representations set forth herein;

(h) Give prompt written notice to Lender of any material act of default by Borrower under any existing material contract, including, without limitation, the Sales Contracts, or any acceleration of any Indebtedness caused thereby;

(i) Upon written demand of Lender, furnish to Lender, within thirty (30) days of such demand, any and all additional security agreements and mortgages and other documents which may be reasonably required or necessary or appropriate to maintain the security of Lender in the collateral

provided by the Loan Documents; and

(j) Indemnify Lender against claims of brokers arising by reason of the execution hereof or the consummation of the transactions contemplated hereby except if claiming by or through Lender;

(k) Comply with all material restrictions, covenants and easements affecting any of the Lots or the related Improvements and cause the satisfaction of all conditions of this Agreement;

(l) Cause the Improvements on each Lot to be constructed and erected in strict compliance with all laws and ordinances, in a good and workmanlike manner, with materials and workmanship of the highest quality, and in substantial accordance with the Lot Specifications and Lot Budget submitted to and approved by Lender with respect to the related Lots and Improvements thereon;

(m) Comply with and perform all terms and conditions of each of the Sales Contracts;

(n) Provide to Lender, within one hundred twenty (120) days of its fiscal year end of Borrower, one copy of Borrower's annual audited balance sheet and statements of income and cash flow as of the year then ended, prepared in accordance with generally accepted accounting principles, consistently applied, and prepared by an independent certified public accountant selected by Borrower and acceptable to Lender and accompanied by a review opinion and, if requested by Lender, an audit, prepared by such accountant;

(o) Provide to Lender, within thirty (30) days of the end of each calendar quarter with a covenant compliance sheet in the form attached hereto as Exhibit C, one copy of Borrower's balance sheet and income statement for such quarter and the year to date certified by an authorized financial officer of the company;

(p) Provide to Lender, annually, tax information remitted to the Internal Revenue Service by the Borrower and each of the Guarantors, within fifteen (15) days of filing of same;

(q) Borrower shall maintain a Current Ratio (defined as current assets divided by current liabilities, excluding related company obligations) of greater than or equal to 1.00:1.00, tested quarterly;

(r) Borrower shall maintain a minimum Total Liabilities to Tangible Net Worth not to exceed 4.50:1.00 at year-end and 5.50:1.00 at quarter end (as used herein, "Total Liabilities" means Borrower's total liabilities, as determined in accordance with GAAP, less subordinated notes, and "Net Worth" means Borrower's member's equity, as determined in accordance with GAAP, plus subordinated notes less amounts due to Borrower from related parties);

(s) Borrower shall maintain a minimum Tangible Net Worth of Fourteen Million and 00/100 Dollars ($14,000,000.00), tested annually (as used herein "Net Worth" means Borrower's member's equity, as determined in accordance with GAAP, plus subordinated notes less amounts due to Borrower from related parties; and

(t) Cause all current or future debt of Borrower to its shareholders, members or affiliates and/or inter-company debt to be subordinated to all Bank indebtedness including the Loan with regularly scheduled payments permitted as long as the payment does not cause an Event of Default and/or that the Loan is not in default;

ARTICLE IX
NEGATIVE COVENANTS OF BORROWER

Section 9.01. Negative Covenants. In addition, Borrower covenants to Lender that so long as any portion of the Loan shall remain unpaid, it will not, without the prior written consent of Lender:

(a) Enter into any consolidation or merger with any other person, corporation or entity or

sell or lease all or any substantial part of its property other than in the ordinary course of business;

(b) Assume, guarantee or otherwise become liable as a guarantor or surety for the obligations of any unaffiliated person, firm or corporation other than as approved by Lender in writing;

(c) Use any funds borrowed hereunder for any purpose other than bona fide company purposes of Borrower;

(d) Make any material changes in the scope or nature of the Borrower's business activities;

(e) Sell, transfer, lease or otherwise dispose of any of Borrower's assets or properties, including, without limitation, any of the Lots or related Improvements, securing the Loan, other than as permitted by this Agreement or cause, permit, acquiesce or otherwise suffer liquidation of all or substantially all of Borrower's assets or winding up of Borrower's business affairs;

(f) Incur, create, assume, become liable in any manner with respect to, or permit to exist, any other Indebtedness relating to any of the Lots and/or related Improvements mortgaged to Lender or any other property or assets of Borrower securing the Loan, except Indebtedness with respect to trade obligations and other normal accruals in the ordinary course of business not yet due and payable;

(g) Engage, directly or indirectly in a business substantially different from the business proposed to be conducted;

(h) Place, suffer or permit the presence of any hazardous or toxic substance at, on, under, within or about the Real Estate or any portion thereof.

ARTICLE X
SALE OF BUILDING LOTS

Section 10.01. Lot Sales. Borrower intends to acquire Lots and build Improvements thereon and to enter into Sales Contracts for the construction of such Improvements and conveyance of such Lots and Improvements to buyers pursuant to a Sales Contract. Lender agrees to consent to the conveyance by Borrower of each such Lot and the Improvements thereon to the buyer thereof, and the release of such Lot and Improvements from the lien of the Mortgage, provided that:

(a) No Event of Default or Unmatured Default shall exist and be continuing; and

(b) Borrower pays to Lender the amount, if any, by which the outstanding principal balance of the Loan as of the date of such conveyance exceeds the Maximum Outstanding Amount as determined immediately after the closing of such conveyance.

ARTICLE XI
EVENTS OF DEFAULT

Section 11.01. Events of Default. The following shall be Events of Default by Borrower under the terms of this Agreement and the Loan Documents:

(a) Failure to make any payment hereunder or under the Note or any other Loan Document within five (5) business days, when due; or

(b) Failure to observe, comply with or perform any other covenant, term, agreement or condition contained in any of the Loan Documents within the time period specified therefor or if no time period is specified within thirty (30) days after written notice; or

(c) The filing by the Borrower or any Guarantor of a petition or petitions under Title 11 U.S.C. § 301, as amended or as may hereafter be amended or re-codified, or the filing of a petition or

petitions under Title 11 U.S.C. § 303, as amended or as may hereafter be amended or re-codified, against the Borrower or any Guarantor or the appointment of a receiver or trustee of all or substantially all of the property of the Borrower or any Guarantor or of all or part of the Real Estate; or the finding by any court of the United States of America, or any state thereof, that the Borrower or any Guarantor is insolvent, paupers, or unable to pay its or their debts or obligations as they become due in the ordinary course of business or the admission by the Borrower or any Guarantor of its or their insolvency or inability to pay its or their debts or obligations as they become due in the ordinary course of business; or any act(s) by or against the Borrower or any Guarantor that confesses, admits, or recognizes its or their insolvency, or impending insolvency, or any such act(s) or omission(s) that fails to repudiate or contest an obligation of insolvency; or

(d) If any final judgment, order or decree for the payment of money shall be rendered against the Borrower or any Guarantor, and the Borrower or such Guarantor, as the case may be, shall not discharge the same or cause the same to be discharged within thirty (30) days after the rendition thereof, or shall not appeal therefrom in such manner as to preclude or conclusively set aside the execution or levy under such judgment, order or decree; or

(e) Any statement or certificate furnished by or on behalf of the Borrower hereunder or in connection with the Note shall prove to be untrue in any material respect as of the date of which the facts set forth are stated or certified; or

(f) The holder of any lien or security interest on the Real Estate or any portion thereof (without hereby implying the consent of the Lender to the existence or creation of any such lien or security interest) institutes foreclosure or other proceedings for the enforcement of its remedies thereunder; or

(g) The validity or the enforceability of any of the Loan Documents in accordance with their terms is contested by Borrower; or

(h) Any representation or warranty made by Borrower herein or in any of the Loan Documents shall prove untrue or to best of Borrower's knowledge;

Any attempted termination by a buyer (not contested by Borrower) under any of theSales Contracts based upona breach thereunder by Borrower; or

(j) The occurrence and continuance for a period of five (5) days after receipt of notice from Lender of any of the following:

(i) The Borrower fails to maintain all material licenses, authorizations and approvals required to operate its business; or

(ii) The security interest or other lien purported to be created pursuant to any of the Loan Documents shall for any reason, except to the extent permitted by the terms thereof, cease to be a valid and perfected security interest or other lien, as the case may be, in any of the collateral purported to be covered thereby; or

(iii) Construction of any of the Improvements is at any time unreasonably discontinued or not carried on with reasonable dispatch in the sole determination of Lender, or, in any event, not completed within 180 days after the advance with respect thereto subject to reasonable delays due to weather, labor and material shortages, casualty loss and other matters outside of Borrower's reasonable control; or

(iv) Any of the Improvements are, in Lender's reasonable judgment, not being constructed substantially in accordance with either the Lot Specifications or the Lot Budget approved by Lender with respect thereto or applicable building codes.

(v) Failure to complete construction of any of the Improvements when and as required by the local governmental authority having jurisdiction, including any extensions agreed to by Lender in writing.

(k) A material adverse change shall have occurred in the condition of the Borrower, any Guarantor or the Mortgaged Property or any part thereof or the Lender shall reasonably deem itself insecure for any reason whatsoever.

(l) Any material default or failure by Borrower to perform under or with respect to any Indebtedness of Borrower to Lender or any other creditor (other than trade payables) if such default or failure gives rise to the acceleration by Lender or such other creditor of the maturity of such Indebtedness or the foreclosure of any lien on collateral.

Section 11.02. Rights of Lender. In the event of an Event of Default, Lender may immediately terminate this Agreement and the line of credit established hereby, and Lender may declare the Note thereupon due and payable without further notice of any kind, anything contained herein or in any other Loan Document to the contrary notwithstanding, and the Mortgage and all other Loan Documents may forthwith be foreclosed or otherwise enforced in accordance with the terms of each such instrument.

ARTICLE XII
GENERAL PROVISIONS

Section 12.01. No Implied Waiver. Neither failure to exercise nor any delay on the part of Lender in exercising any right, power or privilege, nor any single or partial exercise of any right, power or privilege under this Agreement, nor under any of the documents executed by Borrower in connection herewith, shall preclude any further exercise thereof by Lender or the exercise of any other right, power or privilege.

Section 12.02. Changes Must Be In Writing. No provisions of the Loan Documents may be changed, waived, discharged or terminated by any means except an instrument in writing signed by the party against whom enforcement of the change, waiver, discharge or termination is sought and then the same shall be effective only in the specific instance for which it is given.

Section 12.03. Applicable Law. This Agreement shall be governed, construed and enforced in accordance with the laws of the State of Indiana, except to the extent federal law preempts, in which case federal law shall govern and control.

Section 12.04. Survival of Covenants. This Agreement and all covenants, agreements, representations and warranties made herein and in any other Loan Document and in the certificates delivered pursuant hereto, shall survive the making by the Lender of all advances under the Loan and the execution and delivery to the Lender of the Note, and, except as otherwise provided herein, shall continue in full force and effect so long as the Note and any other indebtedness of the Borrower to the Lender hereunder or under any other Loan Document is outstanding and unpaid.

Section 12.05. Fees and Expenses. The Borrower will reimburse the Lender upon demand for all reasonable out-of-pocket costs, charges and expenses of the Lender (including reasonable fees and disbursements of Lender's counsel) in connection with (i) the preparation, execution and delivery of this Agreement, the Note, and any other Loan Documents, (ii) any amendments, modifications,

consents or waivers in respect thereof, (iii) any assumption of any portion thereof by any third party, and (iv) any enforcement thereof, including with respect to any taxes assessed against Lender as a result of any taking of collateral.

Section 12.06. Notice. All notices, requests, demands and other communications provided for hereunder or in any of the other Loan Documents shall be in writing (including telegraphic communication) and mailed by certified or registered mail or telegraphed or delivered to the applicable party at the address first above written, or, as to each party, at such other address as shall be designated by such parties in a written notice to the other party complying as to delivery with the terms of this Section. All such notices, requests, demands and other communications shall, when mailed or telegraphed, be effective when deposited in the mails or delivered to the telegraph company, respectively, addressed as aforesaid.

Section 12.07. Successors and Assigns. Except as herein provided, this Agreement and the other Loan Documents shall be binding upon and inure to the benefit of Borrower and Lender and their respective heirs, personal representatives, successors and assigns. Notwithstanding the foregoing, except as otherwise set forth herein, Borrower or any other person other than Lender, without the prior written consent of the Lender, which consent may be withheld in Lender's sole discretion, may not assign, transfer or set over to another person, in whole or in part, all or any part of its benefits, rights, duties and obligations hereunder, including, without limitation, performance of and compliance with conditions hereof and the right to receive the proceeds of current or future advances.

Section 12.08. Severability. Any provision of this Agreement or of any other Loan Document which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

Section 12.09. Merger. This Loan Agreement and the other Loan Documents embody the entire agreement and understanding between Borrower and Lender, and supersede all prior agreements and understandings, oral or written, between Borrower and Lender, relating to the subject matter of this Loan Agreement.

Section 12.10. Consent to Jurisdiction. Borrower and Lender hereby consent, to the extent that they may lawfully do so, to the jurisdiction of (a) the courts of the State of Indiana and the United States Court for the Southern District of such state, as well as to the jurisdiction of all courts from which an appeal may be taken from such courts, for the purpose of any suit, action or other proceeding arising out of any of its obligations arising hereunder or under any of the Loan Documents or with respect to the transactions contemplated hereby or thereby, and expressly waive any and all objections it may have as to venue in any such courts. BORROWER ALSO WAIVES TRIAL BY JURY IN ANY ACTION BROUGHT ON OR WITH RESPECT TO THIS AGREEMENT OR ANY OF THE LOAN DOCUMENTS.

[Signatures on the following page]

IN WITNESS WHEREOF, this Agreement has been executed the day and year first above written.

Davis Homes, LLC
By: Davis Holding Corporation,
its Managing Member

By: ______________________

Its: C. Richard Davis, Exec. V.P.
(Print Name & Title)

Home Guaranty Company, LLC
By: Davis Homes, LLC, its sole member
By: Davis Holding Corporation,
its Managing Member

By: ______________________

Its: C. Richard Davis, Exec. V.P.
(Print Name & Title)
"Borrower"

FIRST INDIANA BANK, N.A.

By: ______________________
Esther L. Carter, Regional Vice President
" Lender "

Exhibit "A"

Exhibit "B"

Acct. No.: 1294-0001

REAL ESTATE MORTGAGE AND SECURITY AGREEMENT

This Real Estate Mortgage and Security Agreement ("Mortgage") is given on ________________, **200_**, by **Davis Homes, LLC**, a limited liability company organized under the laws of the State of Indiana ("Mortgagor") to **FIRST INDIANA BANK, N.A.**, a national banking association, whose address is 135 N. Pennsylvania Street, Suite 1900, Indianapolis, IN 46204 ("Bank").

For this purpose, Mortgagor does hereby mortgage and warrant to Bank certain real property located in ________________ County, Indiana (the "Real Estate"), more particularly described as follows:

See Exhibit A attached hereto and incorporated herein by reference;

Together with all the improvements now or hereafter erected thereon, any and all easements, rights, appurtenances, rents, royalties, mineral, oil and gas rights and profits, water rights and stock and all fixtures now or hereafter a part thereof, any and all proceeds thereof and any and all replacements and additions thereto (all of the foregoing is collectively referred to in this Mortgage as the "Mortgaged Property").

Mortgagor covenants that Mortgagor is lawfully seised of fee simple title of the Real Estate and has the right to mortgage and warrant the Mortgaged Property and the Mortgaged Property is unencumbered, except for encumbrances previously approved by Bank. Mortgagor warrants and will defend generally the title to the Mortgage Property against all claims and demands, subject to any such encumbrances previously approved by Bank.

This Mortgage secures payment and performance by Mortgagor and **Home Guaranty Company, LLC**, a limited liability company organized under the laws of the State of Indiana ("Co-Borrower", and together with Mortgagor sometimes referred to herein collectively as "Borrower") of all indebtedness and obligations of Mortgagor to Bank under (a) that certain Amended and Restated Revolver Loan Agreement ("Loan Agreement") by and between Mortgagor and Bank, dated **November _____, 2004,** pursuant to which the Bank has agreed, subject to the terms of the Loan Agreement, to make advances under the Loan (as defined in the Loan Agreement) to Mortgagor not to exceed at any time the outstanding aggregate principal amount of **Twenty Million and 00/100** Dollars (**$20,000,000.00**) (the "Maximum Outstanding Amount") with such Loan maturing on **November 1, 2005**. The Loan is evidenced by an Amended and Restated Revolver Promissory Note from Debtor to Lender in the principal amount of such Loan (the "Note"), and such Note, and all interest thereon, and any and all modifications, extensions, renewals and replacements thereof, shall be payable without relief from valuation and appraisement laws and shall be secured hereby. This instrument is one of

the Mortgages referenced to and defined in the Loan Agreement and as such, secures the Note and the payment and performance by Mortgagor of all obligations hereunder and under the other Mortgages. This instrument shall also secure the payment of all sums advanced by Bank to protect the Mortgaged Property, with interest thereon as provided herein, performance of all obligations of any guarantor of such indebtedness, payment of all attorneys' fees and costs of collection reasonably incurred by the Bank upon default of any of the obligations secured by this Mortgage or any of the other Loan Documents (as hereinafter defined) (including without limitation all sums expended for abstracting or title insurance, appraisers, surveyors, environmental testing, reports, clean-up and remediations, expert witnesses, publication of notice, stenographers, paraprofessionals, secretaries, research, travel, communications, postage and the like). The aggregate of all obligations hereby secured is collectively referred to herein as the "Indebtedness". This instrument, the other Mortgages, the Note, the Loan Agreement, and any other instrument given to further evidence, govern or secure the payment and performance of the Indebtedness secured hereby are collectively referred to herein as the "Loan Documents". All capitalized terms used but not otherwise defined herein shall have the same meanings assigned to such terms in the Loan Agreement. The Note provides for a rate of interest determined by reference to a prime rate and is adjusted from time to time.

Mortgagor covenants and agrees as follows:

1. **Payment of Principal and Interest; Prepayment and Late Charges.** Mortgagor shall promptly pay when due the principal of and interest on the debt evidenced by the Note and any prepayment and late charges due under the Note.

2. **Funds for Taxes and Insurance.** If and when requested by Bank, Mortgagor shall pay to Bank on the day monthly payments are due under the Note, until the Note is paid in full, a sum ("Funds") equal to one-twelfth of: (a) yearly real estate taxes and assessments for the Mortgaged Property and each Lot and the Improvements forming a part thereof from time to time; and (b) yearly hazard insurance premiums for the Mortgaged Property and each Lot and the Improvements located thereon forming a part thereof from time to time. These items are called "escrow items". Bank may estimate the Funds due on the basis of current data and reasonable estimates of future escrow items.

The Funds shall be held in an institution the deposits or accounts of which are insured or guaranteed by a federal or state agency (including Bank). Bank shall apply the Funds to pay the escrow items. Mortgagor specifically waives any right Mortgagor may have to be credited with interest on the Funds. Bank shall give to Mortgagor, without charge, an annual account of the Funds showing credits and debits to the Funds and the purpose for which each debit to the Funds was made. The Funds are hereby pledged to Bank as additional security for the sums secured by this Mortgage.

If the amount of the Funds held by Bank, together with the future monthly payments of Funds payable prior to the due dates of the escrow items, shall exceed the amount required to pay the escrow items when due, the excess shall be, at Mortgagor's option, either promptly repaid to Mortgagor or credited to Mortgagor on monthly payments of Funds. If the amount of Funds held by Bank is not sufficient to pay the escrow items when due, Mortgagor shall pay to Bank immediately any amount necessary to make up the deficiency.

Upon payment and satisfaction in full of all sums secured by this Mortgage, Bank shall promptly refund to Mortgagor any Funds held by Bank. If under paragraph 18 the Mortgaged Property is sold or acquired by Bank, Bank shall apply, no later than immediately prior to the sale of the Mortgaged Property or its acquisition by Bank, any Funds held by Bank at the time of application as a credit against the sums secured by this Mortgage in any order as the Bank may elect in its sole discretion.

3. **Application of Payments.** Unless applicable law provides otherwise, all payments received by Bank under paragraphs 1 and 2 shall be applied: first, to late charges due under the Note; second, to prepayment charges, if any, under the Note; third, to amounts payable under paragraph 2; fourth, to interest due; and last, to principal due.

4. **Charges; Liens.** Mortgagor shall pay as and when the same become due all insurance premiums, taxes, assessments, charges, fines and impositions attributable to the Mortgaged Property. Mortgagor shall pay these obligations in the manner provided in paragraph 2, or if not paid in that manner, Mortgagor shall pay them on time directly to the person owed payment. Mortgagor shall promptly furnish to Bank all notices of amounts to be paid under this paragraph. If Mortgagor makes these payments directly, Mortgagor shall promptly furnish to Bank receipts evidencing the payments.

Mortgagor shall promptly discharge any lien against the Mortgaged Property or any part thereof not previously approved by Bank in writing unless Mortgagor: (a) contests in good faith and prosecutes in due diligence the lien by, or defends against enforcement of the lien in, legal proceedings which in the Bank's opinion operate to prevent the enforcement of the lien or forfeiture of any part of the Mortgaged Property, provided that Mortgagor deposits with Bank (or as Bank may direct) cash as a reserve for the payment thereof plus all fines, interest, penalties and costs which may become due pending the determination of such contest, in such amount as Bank may require, but at least sufficient to cause such lien to be satisfied and discharged in full, which deposit shall be used to pay and satisfy such lien or part thereof as finally determined in such proceeding, with any excess refunded to Mortgagor; or (b) secures from the holder of the lien an agreement satisfactory to Bank subordinating the lien to this Mortgage. If Bank determines that any part of the Mortgaged Property is subject to a lien not previously approved by Bank in writing, Bank may give Mortgagor a notice identifying the lien. Mortgagor shall satisfy the lien or take one or more of the actions set forth above within (10) days of the giving of notice.

5. **Hazard Insurance.** Mortgagor shall keep the improvements now existing or hereafter erected on the Mortgaged Property or any Lot now or hereafter forming a part of the same insured against loss by fire, hazards included within the term "extended coverage" and any other hazards for which Bank requires insurance, including but not limited to liability coverage, worker's compensation and builder's risk coverage. This insurance shall be maintained in the amounts and for the periods that Bank requires. The insurance carrier providing the insurance shall be chosen by Mortgagor subject to Bank's approval which shall not be unreasonably withheld.

All insurance policies and renewals shall be acceptable to Bank and shall include a standard mortgage clause. Bank shall have the right to hold policies and paid premiums and renewal notices. In the event of loss, Mortgagor shall give prompt notice to the insurance carrier and Bank. Bank may make proof of loss if not made promptly by Mortgagor.

Unless Bank and Mortgagor otherwise agree in writing, insurance proceeds shall be applied to restoration or repair of the Mortgaged Property damages, if the restoration or repair is economically feasible and Bank's security in Bank's judgement is not lessened. If the restoration or repair is not economically feasible or Bank's security would be lessened, the insurance proceeds shall be applied to the sums secured by this Mortgage, whether or not then due and in any order as Bank may elect in its sole discretion, with any excess paid to Mortgagor. If Mortgagor abandons the Mortgaged Property, or does not answer within 30 days a notice from Bank that the insurance carrier has offered to settle a claim, then Bank may collect the insurance proceeds. Bank may use the proceeds to repair or restore the Mortgaged Property or to pay sums secured by this Mortgage, whether or not then due and in any order as Bank may elect in its sole discretion. The 30 day period will begin when the notice is given.

Unless Bank and Mortgagor otherwise agree in writing, any application of proceeds to principal shall not extend or postpone the due date of the monthly payments referred to in paragraphs 1 and 2 or change the amount of the payments. If under paragraph 18 the Mortgaged Property is acquired by Bank, Mortgagor's right to any insurance policies and proceeds resulting from damage to the Mortgaged Property prior to the acquisition shall pass to Bank to the extent of the sums secured by this Mortgage immediately prior to the acquisition.

6. Preservation and Maintenance of Mortgaged Property; Leaseholds. Mortgagor shall not destroy, damage or substantially change the Mortgaged Property, except for releases and additions of Lots from and to the lien of this Mortgage as permitted by the Loan Agreement, or allow the Mortgaged Property to deteriorate or commit waste.

7. Protection of Bank's Rights in the Mortgaged Property. If Mortgagor fails to perform any of the covenants and agreements contained in this Mortgage or any of the other Loan Documents or there is a legal proceeding that may significantly affect Bank's rights in the Mortgaged Property (such as a proceeding in bankruptcy, probate, for condemnation or to enforce laws or regulations), then Bank may do and pay for whatever Bank determines is necessary to protect the value of the Mortgaged Property and Bank's rights in the Mortgaged Property. Bank's actions may include paying any sums secured by a lien which has or may have priority over this Mortgage, appearing in court, paying reasonable attorney's fees and entering on the Mortgaged Property to make repairs. Although Bank may take action under this paragraph 7, Bank shall not be required to do so.

Any amounts disbursed by Bank under this paragraph 7 shall become additional debt of Mortgagor secured by this Mortgage and each of the other Mortgages. Unless Mortgagor and Bank agree to other terms of payment, these amounts shall bear interest from the date of disbursement at the Default Rate and shall be payable, with interest, upon notice from Bank to Mortgagor requesting payment.

8. Inspection. Bank or its agent may make reasonable entries upon and inspections of the Mortgaged Property as permitted by the Loan Agreement.

9. Condemnation. The proceeds of any award or claim for damages, direct or consequential, in connection with any condemnation or other taking of any part of the Mortgaged Property, or for conveyance in lieu of condemnation, are hereby assigned and shall be paid to Bank.

Mortgagor shall promptly notify Bank in the event all or any part of the Mortgaged Property shall be taken or damaged by reason of any public improvement or condemnation proceeding, or in the event Mortgagor receives any notice or other information regarding the same. Bank shall be entitled to all compensation, awards and other payments from any such proceedings (up to the full amount of the Indebtedness secured by) and shall, at its option, be entitled to commence, appear and prosecute in its own name any action or proceeding and to make any compromise or settlement therewith and to apply such proceeds after deducting all reasonable costs and expenses incurred in connection therewith, either to the Indebtedness secured hereby in such order as Bank may determine or to restoration of the Mortgaged Property.

If the Mortgaged Property or any Lot and/or the Improvements thereon forming a part thereof is abandoned by Mortgagor, or if, after notice by Bank to Mortgagor that the governmental authority offers to make an award or settle a claim for damages, Mortgagor fails to respond to Bank within 30 days after the date the notice is given, Bank is authorized to collect and apply the proceeds, at its option, either to restoration or repair of the Mortgaged Property or to the sums secured by this Mortgage, whether or not then due and in any order as Bank shall elect in its sole discretion.

Unless Bank and Mortgagor otherwise agree in writing, any application of proceeds to principal shall not extend or postpone the due date of the monthly payments referred to in paragraphs 1 and 2 or change the amount of such payments.

10. Mortgagor Not Released; Forbearance By Bank Not a Waiver. Extension of the time for payment or modification of amortization of the sums secured by this Mortgage granted by Bank to any successor in interest of Mortgagor shall not operate to release the liability of the original Mortgagor or Mortgagor's successors in interest. Bank shall not be required to commence proceedings against any successor in interest or refuse to extend time for payment or otherwise modify amortization of the sums secured by this Mortgage by reason of any demand made by the original Mortgagor or Mortgagor's successor in interest. Any forbearance by Bank in exercising any right or remedy shall not be a waiver of or preclude the exercise of any right or remedy.

11. Successors and Assigns Bound; Joint and Several Liability; Co-signers. The covenants and agreements of this Mortgage shall bind and benefit the successors and assigns of Bank and Mortgagor, subject to the provisions of paragraph 17. Mortgagor's covenants and agreement shall be joint and several. Any Mortgagor who co-signs this Mortgage but does not execute the Note: (a) is co-signing this Mortgage only to mortgage and warrant Mortgagor's interest in the Mortgaged Property under the terms of this Mortgage; (b) is not personally obligated to pay the sums secured by this Mortgage; and (c) agrees that Bank and any other Mortgagor may agree to extend, modify, forebear or make any accommodations with regard to the terms of this Mortgage or the Note without that Mortgagor's consent.

12. Loan Charges. If the Loan secured by this Mortgage is subject to a law which sets maximum loan charges, and the law is finally interpreted so that the interest or other loan charges collected or to be collected in connection with the Loan exceed the permitted limits, the: (a) any such loan charge shall be reduced by the amount necessary to reduce the charge to the permitted limit; and (b) any sums already collected from Mortgagor which exceeded permitted limits will be refunded to Mortgagor. Bank may choose to make this refund by reducing the principal owed under the Note or by making a direct payment to Mortgagor. If a refund reduces principal, the reduction will be treated as a partial prepayment without any prepayment charge under the Note.

13. Legislation Affecting Bank's Rights. If enactment or expiration of applicable laws has the effect of rendering any provision of the Note or this Mortgage unenforceable according to its terms, Bank, at is option, may require immediate payment in full of all sums secured by this Mortgage and may invoke any remedies permitted by paragraph 18.

14. Notices. Any notice to Mortgagor provided for in this Mortgage shall be given by delivering it or by mailing it by first class mail unless applicable law requires use of another method. The notice shall be directed to the Mortgagor at, or any other address Mortgagor designates by notice to Bank. Any notice to Bank shall be given by first class mail to Bank's address stated therein or any other address Bank designates by notice to Mortgagor. Any notice provided for in this Mortgage shall be deemed to have been given to Mortgagor or Bank when given as provided in this paragraph.

15. Governing Law; Severability. This Mortgage shall be governed by federal law and the law of the jurisdiction in which the Mortgaged Property is located. In the event that any provision or clause of this Mortgage conflicts with applicable law, such conflict shall not affect other provisions of this Mortgage which can be given effect without the conflicting provision. To this end the provisions of this Mortgage are declared to be severable.

16. Mortgagor's Copy. Mortgagor shall be given one conformed copy of the Note, Loan Agreement and of this Mortgage.

17. Transfer of Mortgaged Property or a Beneficial Interest in Mortgagor. If all or any part of the Mortgaged Property or any interest in it is sold or transferred (or if a beneficial interest in Mortgagor is sold or transferred and Mortgagor is not a natural person) without Bank's prior written consent, except for sales or transfers authorized pursuant to the Loan Agreement, Bank may, at its option and without further

notice, require immediate payment in full of all sums secured by this Mortgage and may invoke any remedies permitted by paragraph 18.

18. Acceleration; Remedies. Upon any failure of Mortgagor to comply with the terms, covenants or conditions of the Loan Agreement or the Note or other Loan Documents or Mortgagor's breach of any covenant or agreement in this Mortgage or any of the other Mortgages and the continuation of such default for a period of ten (10) days (or such shorter period as may otherwise be specified) after notice (except for paragraphs 1, 13 and 17 for which no such notice is required to be given), the unpaid balance of the sums secured by this Mortgage shall, at the option of the Bank, become immediately due and payable without further notice, which notice is hereby waived by Mortgagor. Bank, at its option, may foreclose this Mortgage and/or any or all of the other Mortgages by judicial proceedings, upon the entire Mortgaged Property or upon one (1) or any other number of the Lots and related Improvements then forming a part of the Mortgaged Property secured hereby and/or by any of the other Mortgages, as Bank may elect in Bank's sole option, and exercise any and all other rights and remedies available to Bank under any of the Loan Documents or at law or in equity. If Bank elects to judicially foreclose this Mortgage and/or any or all of the other Mortgages on Lots and related Improvements forming a part of, but consisting of less than all of, the Mortgaged Property securing the Loan at the time, this Mortgage and all of the other Mortgages and the lien hereof and thereof shall continue in full force and effect and undiminished with respect to any Lots and related Improvements forming a part of the Mortgaged Property at the time with respect to which the Bank does not elect to pursue judicial foreclosure. Bank shall be entitled to collect all expenses incurred in pursuing the remedies provided in this paragraph 18, including but not limited to attorney fees, paraprofessional, secretarial, research, communications, travel and postage costs and costs of title evidence, environmental testing, reports, remediation and clean up.

19. Bank in Possession. Upon acceleration under paragraph 18 or abandonment of the Mortgaged Property, Bank (by judicially appointed receiver, Mortgagor hereby consenting to such appointment) shall be entitled to enter upon, take possession of and manage the Mortgaged Property and to collect the rents of the Mortgaged Property including those past due. Any rents collected by Bank or the receiver shall be applied first to payment of the costs of management of the Mortgaged Property and collection of rents, including, but not limited to, receiver's fees, premiums on receiver's bonds and reasonable attorneys' fees, and then to the sums secured by this Mortgage.

20. Releases. Upon payment and satisfaction in full of all sums secured by this Mortgage, Bank shall release this Mortgage; provided, however, Mortgagor and Bank shall execute and record releases of the Lots and related Improvements from the lien of this Mortgage in accordance with the terms and conditions of the Loan Agreement, which release shall not impair or in any way effect the lien of this Mortgage or any of the other Mortgages with respect to any Lots and related Improvements not so released.

21. Waiver of Valuation and Appraisement. Mortgagor waives all right of valuation and appraisement.

22. Hazardous Substances. The Mortgagor covenants, represents and warrants to Bank that: (i) the Real Estate is not contaminated with any hazardous substance; (ii) Mortgagor has not caused and will not cause, and to the best of Mortgagor's knowledge, after diligent investigation and inquiry, there never has occurred, the release of any hazardous substance on the Real Estate, (iii) the Real Estate is not subject to any federal, state or local "superfund" lien, proceedings, claim, liability or action, or the threat or likelihood thereof, for the cleanup, removal, or remediation of any such hazardous substance from the Real Estate or from any other real property owned or controlled by Mortgagor or in which Mortgagor has any interest, legal or equitable; (iv) there is no asbestos on the Real Estate; (v) there is no underground storage tank on

the Real Estate; (vi) Bank will not incur or be subjected to any "superfund" liability for the cleanup, removal or remediation of any hazardous substance from the Real Estate or any liability, cost, or expense for the removal of any asbestos or underground storage tank from the Real Estate; and (vii) Mortgagor will indemnify, defend, and hold Bank harmless from and against any and all claims, demands, liabilities, damages, suits, actions, judgements, fines, penalties, loss, cost and expense (including, without limitation, attorney's fees) at any time arising or resulting from or suffered, sustained or incurred by Bank as a result (direct or indirect) of the untruth or inaccuracy of any of the foregoing matters represented and warranted by Mortgagor to Bank or the breach of any of the foregoing covenants and warranties of Mortgagor, which indemnity shall survive the release of this Mortgage and each of the representations, warranties, covenants and the foregoing indemnity shall apply to any additions to the Real Estate in accordance with the terms of the Loan Agreement.

23. Time is of the Essence. Time is of the essence with respect to each and every covenant, agreement and obligation of Mortgagor under this Mortgage, the Note and any and all other Loan Documents.

24. Further Advances. Upon request by Mortgagor and subject to the terms of the Loan Agreement, Bank, prior to release of this Mortgage, may make one or more future advances to Mortgagor up to a maximum aggregate outstanding principal amount not to exceed **$40,000,000.00** at any time, which future advances with interest thereon shall, in each instance, be secured by this Mortgage in accordance with I.C.32-8-11-9. Such future advances, with interest thereon, shall be secured by this Mortgage, whether made (i) under the Note and/or Loan Agreement, or (ii) under any substitution, renewal, replacement or modification of the Note and/or Loan Agreement, when evidenced by substitution, renewal, replacement or modification agreements or notes stating that such agreements or notes are secured by this Mortgage. Mortgagor shall be entitled to future advances, if any, in accordance with the Loan Agreement and Note or any substitution, renewal, replacement or modification thereof in accordance with all applicable terms, conditions, and requirements for such future advances and, so long as no Event of Default exists, such future advances shall be deemed obligatory advances under this Mortgage.

By Signing Below, Mortgagor accepts and agrees to the terms and covenants contained in the Mortgage and in any rider(s) executed by Mortgagor and recorded with it.

Davis Homes, LLC
By: Davis Holding Corporation,
its Managing Member

By:________________________

Its:________________________
(Print Name & Title)

STATE OF INDIANA)
)SS:
COUNTY OF ____________)

Before me, a Notary Public in and for said County and State, personally appeared ______ ________________ by me known and by me known to be the __________________ of Davis Holding Corporation, by me known and by me known to be the Managing Member of Davis Homes, LLC, who acknowledged the execution of the foregoing Real Estate Mortgage and Security Agreement and who, being first duly sworn, stated that they are duly authorized to execute the Real Estate Mortgage and Security Agreement and that any representation contained therein are true.

Witness my hand and Notarial this date, _______________, 2004.

____
Notary Public

Printed:

My County of Residence: My Commission Expires:

This instrument was prepared by Paul Cherry and after recording return to: Janet Cridlin, First Indiana Bank, N.A., Attn: Collateral Dept. FIP961, 135 North Pennsylvania Street, Suite 1990, Indianapolis, Indiana 46204.

FIRST INDIANA BANK, N.A.
AMENDED AND RESTATED
REVOLVER PROMISSORY NOTE

Loan No. **1294-______**
$20,000,000.00 Date: **November 30, 2004**

For value received, the undersigned, **Davis Homes, LLC**, an Indiana limited liability company and **Home Guaranty Company, LLC**, an Indiana limited liability company (individually and collectively, the "Borrower"), jointly and severally, promises to pay to the order of FIRST INDIANA BANK, N.A., a national banking association (the "Bank"), at its office at 135 North Pennsylvania Street, Indianapolis, Indiana 46204, or at such other place or to such other party as Bank may from time to time designate to Borrower in writing, the principal sum of **Twenty Million and 00/100** Dollars (**$20,000,000.00**), or such lesser amount as shall equal the aggregate unpaid principal amount advanced by Bank to Borrower pursuant to the Loan Agreement, together with per annum interest on the outstanding principal balance existing from time to time from the date hereof as hereinafter provided, all without relief from valuation and appraisement laws.

ARTICLE I
DEFINITIONS

Section 1.01. Definitions. The following terms wherever used in this Note shall have the following meanings and all capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Loan Agreement:

"Business Day" means any day other than a Saturday, Sunday or a public holiday or the equivalent for banks generally under the laws of the State of Indiana.

"Default Rate" has the meaning set forth for such expression in Section 2.01.

"Event of Default" has the meaning set forth for such expression in the Loan Agreement.

"Immediately Available Funds" means with respect to any payment legal tender of the United States (cash) or delivery of a receipt from a national bank of wired funds into the Bank's account through the Federal Reserve System of the United States.

"Loan Agreement" means that certain Amended and Restated Revolver Loan Agreement of even date by and between Borrower and Bank, together with all renewals, amendments, modifications and supplements thereto.

"Loan Documents" has the meaning set forth for such expression in the Loan Agreement.

"Loan Payment Date" means the fifteenth (15th) day of each calendar month commencing December 15, 2004 and continuing through the Maturity Date, but see Section 2.03 for a change of such day if it is not a Business Day.

"Maturity Date" means November 1, 2005.

"Maximum Rate" means the maximum rate of interest from time to time which is not prohibited under federal or any other law applicable to the indebtedness of Borrower evidence by this Note.

"Non-Default Rate" has the meaning set forth for such expression in Section 2.01.

"Prime Rate" means for each day the per annum rate of interest most recently announced publicly by Bank as its prime rate prior to 12:01 A.M. of such day.

"Section" means a numbered section of this Note, unless another document is specifically referenced.

"Unmatured Default" means an event which but for the passage of time or the giving of notice, or both, would constitute an Event of Default.

ARTICLE II
TERMS OF THE NOTE

Section 2.01. Interest. The sums advanced hereunder shall bear per annum interest on the outstanding balance existing hereunder as follows: (a) so long as there is no existing Event of Default, at the rate equal to the Prime Rate, minus **one quarter of one** percent (0.25%) adjusted daily (such rate existing from time to time referred to as the "Non-Default Rate"); and (b) while there exists an Event of Default or during the period after a Loan Payment Date that the payment due on such date remains unpaid (whether or not such delinquency constitutes an Event of Default), equal to the applicable Non-Default Rate, plus five percent (5.0%) (such rate existing from time to time referred to as the "Default Rate"). Interest shall be calculated on the basis of a 360 day year counting the actual number of days elapsed in the applicable month. Interest will not accrue on principal paid for the day on which it is paid (but see Section 2.03 for the determination of when a payment is deemed paid).

In no event, however, shall the rate of interest charged hereunder exceed the Maximum Rate. All agreements between the Borrower and Bank, whether now existing or hereafter arising and whether written or oral, are hereby expressly limited so that in no event, whether by reason of acceleration of the maturity hereof or otherwise, shall the amount paid

or agreed to be paid to the Bank for the use, forbearance or detention of the money to be loaned hereunder otherwise exceed the Maximum Rate. If fulfillment of any provisions hereof or of any deed of trust, mortgage, loan agreement, guaranty or other document evidencing or securing this Note, at the time performance of such provision shall be due, shall involve transcending the limit of validity prescribed by law, then ipso facto, the obligation being fulfilled shall be reduced to the limit of such validity; and if the Bank shall ever receive anything of value deemed to be interest under applicable law which would exceed interest at the Maximum Rate, an amount equal to such excessive interest shall be applied to the reduction of the principal amount of this Note and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal of this Note, such excess shall be refunded to the Borrower.

Section 2.02. Maturity. The Note shall mature on the Maturity Date.

Section 2.03. Regular Payments. Interest only shall be paid on each Loan Payment Date until the Maturity Date, at which time the entire outstanding principal balance hereof, together with all accrued and unpaid interest hereon, shall become due and payable in full. Each payment shall be in the amount of all interest accrued on the amount outstanding hereunder during the immediately preceding calendar month. All other fees and payments payable by Borrower under the Loan Agreement shall be paid in the amounts and at the times and with allocation between principal and interest as provided in the Loan Agreement.

In addition, Borrower shall apply one hundred percent (100%) of the proceeds from the sales of the homes/or lots within the Real Estate to pay down the principal balance hereunder applicable to such homes or lots from time to time.

The amount of each payment hereunder shall be made to the Bank in Immediately Available Funds (but for any regular monthly installment for which there exists no Event of Default or any Unmatured Default, a check of Borrower on an Indianapolis financial institution will be acceptable) not later than 4:00 P.M. Indianapolis time, on the Loan Payment Date for such payment. All payments received after 4:00 P.M. Indianapolis time, on any Business Day, shall be deemed received (and paid) on the next succeeding Business Day. If a Loan Payment Date is not a Business Day, however, the Loan Payment Date will be changed to the next succeeding Business Day. Except as otherwise provided herein, each installment or other payment hereunder shall be applied to the payment of accrued interest with the balance applied to principal; provided, however, that any payment may be applied, at the option of Bank, to the repayment of any sums advanced by Bank for the payment of taxes, assessments, insurance premiums, or other advances authorized pursuant to the Loan Agreement and the other Loan Documents, or Bank may require said sums so advanced to be repaid with interest at the Default Rate, in addition to the such monthly payment.

Section 2.04. Late Charge. In the event any installment hereunder is not received by Bank within ten (10) days of its due date of such installment (whether or not such delinquency constitutes an Event of Default) and the same is subsequently accepted by Bank,

Borrower shall immediately pay to Bank a late charge in the amount of five percent (5.0%) of such delinquent installment and a minimum $25.00.

ARTICLE III
INCORPORATED DOCUMENTS

Section 3.01. Loan Documents Incorporated. This Note is secured by and made pursuant to the Loan Documents, to which Loan Documents and all supplements thereto reference is made for the further description of the terms of the subject loan transaction, the description of the property securing this Note, the nature and extent of the security, and the rights of the Bank with respect to the security.

ARTICLE IV
ACCELERATION

Section 4.01. Acceleration. Upon the occurrence of an Event of Default, the entire principal sum outstanding hereunder, together with all accrued interest thereon and any late charges, shall, at the option of the Bank, become immediately due and payable without notice, and said indebtedness may be collected and the Loan Documents enforced by appropriate proceedings in law or equity. No delay on the part of the Bank in exercising said option shall operate as a waiver, or preclude exercise of such option during the existence of such Event of Default or upon the occasion of later Event of Default.

ARTICLE V
ENFORCEMENT COSTS

Section 5.01. Enforcement Costs. Borrower agrees to pay immediately upon demand all costs and expenses of Bank, including, without limitation, reasonable attorney' fees, paraprofessional and secretarial costs, research, postage, communications and travel expenses and costs associated with title insurance, surveys, and environmental testing, remediation, and clean up, (i) if, after an Event of Default, this Note be placed in the hands of any attorney or attorneys for collection, (ii) if Bank finds it necessary or desirable upon an Event of Default to secure the services or advice of one or more attorneys with regard to collection of this Note against Borrower, any guarantor or any other party liable therefor or for protection of its rights under this Note, the Loan Agreement or any other Loan Document, or (iii) if Bank seeks to have the collateral under the Loan Documents, or any part thereof, abandoned by any estate in bankruptcy, or attempts to have any stay or injunction prohibiting the enforcement or collection of the Note or prohibiting the enforcement of the Loan Agreement or any other Loan Document lifted by any bankruptcy or other court, and any subsequent proceedings or appeals from any order or judgment entered in any such proceeding. If Bank shall be made a party to or shall intervene in any action or proceeding, whether in court or before any governmental authority, affecting any collateral under the Loan Documents or the title thereto or the interest of the Bank under any collateral under the Loan Documents, Bank shall be reimbursed by Borrower immediately upon demand for all costs, charges, and

attorneys' fees incurred by Bank in any such case, and the same shall be secured by the Loan Documents as a further charge and lien upon the collateral.

ARTICLE VI
WAIVERS

Section 6.01. Waivers. The Bank, at its option, may make extensions of the time for the payment of the indebtedness, or reduce the payment thereon, release any collateral securing such indebtedness, or accept a renewal note or notes therefor, all without notice, and the Borrower and endorsers hereby consent to any such extensions, reductions or renewals, all without notice, and agree that any such action shall not release them from any liability hereunder. The Borrower and endorsers jointly and severally waive presentment for payment, notice of dishonor, notice of nonpayment of this Note, and diligence in the collection thereof as conditions of liability under this instrument.

ARTICLE VII
NOTICES

Section 7.01. Notices. Notices hereunder shall be given as provided for notices in the Loan Agreement.

ARTICLE VIII
RIGHTS OF BANK ASSIGNABLE

Section 8.01. Successors and Assigns. The rights of Bank hereunder are freely assignable by Bank, and upon such assignment, such successors and assigns shall succeed to Bank's rights.

ARTICLE IX
REVOLVING CREDIT

Section 9.01. Revolving Line of Credit. This Note evidences a revolving line of credit in favor of Borrower established pursuant to the Loan Agreement and the maximum aggregate principal amount of all advances which may be outstanding thereunder at any time. Subject to the terms and conditions of the Loan Agreement, and so long as no Event of Default has occurred, Borrower may borrow, repay, reborrow under such line of credit and prepay all or any portion of this Note at any time without premium or penalty.

[Signatures on the following page]

Davis Homes, LLC
By: Davis Holding Corporation,
its Managing Member

By: [signature]

Its: P. Richard Davis, Exec. V.P.
(Print Name & Title)

Home Guaranty Company, LLC
By: Davis Homes, LLC, its sole member
By: Davis Holding Corporation,
its Managing Member

By: [signature]

Its: P. Richard Davis, Exec. V.P.
(Print Name & Title)

"Borrower"

GUARANTY

This Guaranty is from **DAVIS INVESTMENTS, L.P.**, an Indiana limited partnership (the "Guarantor"), to First Indiana Bank, N.A., a national banking association (Bank").

WITNESSETH:

The Guaranty. In consideration of the loan, advances, extensions of credit and financial accomodations to be given, made or afforded by Bank to **Davis Homes, LLC**, an Indiana limited liability company and **Home Guaranty Company, LLC**, an Indiana limited liability company (individually and collectively, the "Borrower"), Guarantor hereby unconditionally guarantees the full and prompt payment and performance by Borrower when due of the following:

a) Amended and Restated Revolver Promissory Note, by Borrower to Bank in the aggregate principal amount of $20,000,000.00 (the "Note"), b) The obligations to be performed by Borrower under the terms of certain Mortgages (collectively "Mortgage") executed by Borrower from time to time, securing the above Note, and the further obligations set forth to be performed by Borrower in the Amended and Restated Revolver Loan Agreement and/or the other documents executed by Borrower in connection with such transaction and, c) Any an all extensions or renewals of or substitutions for any of the foregoing items, plus interest, costs, attorney's fees, or other obligations due in connection with or on account of such items (collectively, the "Liabilities").

In the event that Borrower fails at any time to pay or perform any part or all of the Liabilities when due, whether by acceleration or otherwise, Guarantor, upon written demand of Bank, will pay and perform the Liabilities, in the same manner as if they constituted the direct and primary obligation of Guarantor, and such obligation of Guarantor shall be due with attorney's fees and without relief from valuation or appraisement laws.

Joint and Several Obligation. The obligations of the Guarantor, if more than one, under this agreement as to the Guarantors under this agreement and also as to any other guarantors under any other agreement of all or any part of the Liabilities, are and will be joint and several, and Bank may release or settle with any one or more of such persons at any time without affecting the continuing liability of the remaining person or person constituting the Guarantor.

Renewals, Extensions, and Substitutes. The renewals, extensions and substitutions of and for the Liabilities guaranteed hereunder may be made by Bank upon such terms and conditions and with such modifications and changes as Bank may see fit and made at any time and from time to time without further notice to or consent from Guarantor.

Waivers of Guarantor. Guarantor hereby waives each of the following: a) Notice of acceptance of this Guaranty, or any extension of credit, advance, loan or similar accommodation by Bank to Borrower, and of the amount of the Liabilities which may exist from time to time, b) Presentment, demand, protest, notice of protest, notice of demand or notice of dishonor, nonpayment, or other default with respect to any of the Liabilities, c) Any requirement that Bank marshall the security, or institute suit, or exercise or exhaust its rights or remedies against

Borrower, or against any other person, guarantor, mortgage, or other collateral guaranteeing or securing all or any part of the Liabilities (the obligations of such persons and such security being herein referred to as the "Collateral"), prior to enforcing any rights it has hereunder or otherwise against Guarantor, d) Any right of subrogation with respect to the Liabilities or the Collateral, e) The invalidity or disability, in whole or in part, at the time of its acceptance, or at any other time, of the Collateral, f) The fact that any of the property, a part of the Collateral, may at any such time be in default or be incorrectly estimated, g) The deterioration in market or other value, waste, loss by fire, theft, loss or substitution of any property which constitutes a part of the Collateral. The existence of any conditions hereinabove waived shall in no way affect or release the obligations of Guarantor hereunder.

Rights of Bank. Bank shall have the right, without notice to Guarantor, to deal in any manner with the Liabilities and the Collateral, including, but not limited to, the following rights: a) to modify or otherwise change the terms or alter any part of the Liabilities, including, but not limited to, changing the rate of interest thereon, or affecting any release, compromise or settlement with respect thereto; b) to extend or renew the Liabilities and to forbear to take steps to enforce the payment of all or any part thereof against Borrower; c) to forbear from calling for additional collateral, to consent to the substitution or release of all or any part of the Collateral, whether or not of the same or different character or value than the Collateral surrendered by Bank; d) to release or to forbear to proceed against all or any part of the Collateral or to substitute any new for any existing Collateral, e) without notice, to apply to payment of the Liabilities guaranteed hereby the balances in any deposit, checking or savings account maintained with Bank by Guarantor and any deposit evidenced by a certificate of deposit (whether or not matured) issued by Bank and held by Guarantor. Any payment received by Bank from Borrower or from any other source other than Guarantor may be applied to the Liabilities of Borrower to Bank in whatever order Bank elects, and any payment received from Guarantor may be applied to any obligations of Borrower to Bank guaranteed hereunder in whatever order Bank elects. The obligations of Guarantor hereunder shall not be released, discharged or affected in any way, it being the purpose and intent of Guarantor that Guarantor's obligations hereunder shall be absolute, independent and unconditional under any and all circumstances, nor shall Guarantor have any recourse against Bank by reason of any action which Bank may take or omit to take under these powers, or otherwise existing with respect to the Liabilities or the Collateral.

Assignment of Liabilities. If any of the Liabilities of Borrower guaranteed hereunder should be assigned by Bank, this guaranty will inure to the benefit of Bank's assignee to the extent of such assignment, provided that such assignment will not operate to relieve Guarantor from any obligation to Bank hereunder with respect to any unassigned Liabilities guaranteed hereunder and further that the rights of any assignee will be subordinate to the rights of Bank under this Guaranty as to any unassigned Liabilities.

Other Obligations of Guarantor. Guarantor agrees to furnish Bank upon demand so long as any of the Liabilities are unpaid, a schedule in reasonable detail, showing his assets, liabilities and net worth and, no later than one hundred twenty (120) days of each calander year, and a copy of Guarantor's tax returns, including all schedules within fifteen (15) days of remittance to the Internal Revenue Service. Guarantor further agrees to pay to Bank a reasonable

attorney's fee, and all costs and expenses of collection whenever Bank employs an attorney to enforce any obligation of Guarantor under this Guaranty, whether by suit or other means.

Consent of Guarantor to Jurisdiction and Venue. Guarantor hereby agrees that all actions to enforce the terms and provisions of this Guaranty shall be brought and maintained within the State of Indiana, and that the validity, construction and effect of this Guaranty shall be governed by federal law and, to the extent applicable, the laws of the State of Indiana. The Guarantor hereby consents to the jurisdiction of any court within the State of Indiana, waives personal service of all process upon Guarantor, and hereby consents that such service may be made by registered or certified mail, directed to Guarantor at the address hereinafter set forth. Guarantor expressly waives any or all rights which Guarantor may have to make any objection or objections, based on jurisdiction or venue, to any suit brought to enforce this Guaranty in the State of Indiana in accordance with the above provisions.

General Provisions. The rights and remedies of Bank under this Guaranty and any others otherwise created are cumulative and may be exercised singly or concurrently, or not pursued and the exercise of or failure to exercise any one or more of them will not be a waiver of any other and will not affect or impair the liability of Guarantor. No act, delay, omission or course of dealing between Bank and Borrower and Guarantor, or any other person, or any of them will be a waiver of any of Bank's rights or remedies under this Guaranty, and no waiver, change, modification or discharge of this agreement or any obligation created hereby will be effective unless in writing signed by Bank. The rights and obligations created by this Guaranty shall inure for the benefit of the owners of the Liabilities. Any notice or demand to be given hereunder shall be effectively given if made in writing, delivered to Guarantor or to any office of Bank or mailed by certified mail to any of the parties at the following addresses for each, or at such other address as any party may furnish the other in writing:

Bank Name and Address:	First Indiana Bank, N.A. 135 North Pennsylvania Street, Suite 1900 Indianapolis, Indiana 46204
Guarantor Name & Address:	DAVIS INVESTMENTS, L.P. 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240

Executed this 30th day of November, 2004.

DAVIS INVESTMENTS, L.P.
By: Davis Holding Corporation,
its General Partner

By: [signature]

Its: C. Richard Davis, Executive V.P.
(Print Name & Title)

GUARANTY

This Guaranty is from **Davis Holding Corporation**, an Indiana corporation (the "Guarantor"), to First Indiana Bank, N.A., a national banking association (Bank").

WITNESSETH:

The Guaranty. In consideration of the loan, advances, extensions of credit and financial accomodations to be given, made or afforded by Bank to **Davis Homes, LLC**, an Indiana limited liability company and **Home Guaranty Company, LLC**, an Indiana limited liability company (individually and collectively, the "Borrower"), Guarantor hereby unconditionally guarantees the full and prompt payment and performance by Borrower when due of the following:

a) Amended and Restated Revolver Promissory Note, by Borrower to Bank in the aggregate principal amount of $20,000,000.00 (the "Note"), b) The obligations to be performed by Borrower under the terms of certain Mortgages (collectively "Mortgage") executed by Borrower from time to time, securing the above Note, and the further obligations set forth to be performed by Borrower in the Amended and Restated Revolver Loan Agreement and/or the other documents executed by Borrower in connection with such transaction and, c) Any an all extensions or renewals of or substitutions for any of the foregoing items, plus interest, costs, attorney's fees, or other obligations due in connection with or on account of such items (collectively, the "Liabilities").

In the event that Borrower fails at any time to pay or perform any part or all of the Liabilities when due, whether by acceleration or otherwise, Guarantor, upon written demand of Bank, will pay and perform the Liabilities, in the same manner as if they constituted the direct and primary obligation of Guarantor, and such obligation of Guarantor shall be due with attorney's fees and without relief from valuation or appraisement laws.

Joint and Several Obligation. The obligations of the Guarantor, if more than one, under this agreement as to the Guarantors under this agreement and also as to any other guarantors under any other agreement of all or any part of the Liabilities, are and will be joint and several, and Bank may release or settle with any one or more of such persons at any time without affecting the continuing liability of the remaining person or person constituting the Guarantor.

Renewals, Extensions, and Substitutes. The renewals, extensions and substitutions of and for the Liabilities guaranteed hereunder may be made by Bank upon such terms and conditions and with such modifications and changes as Bank may see fit and made at any time and from time to time without further notice to or consent from Guarantor.

Waivers of Guarantor. Guarantor hereby waives each of the following: a) Notice of acceptance of this Guaranty, or any extension of credit, advance, loan or similar accommodation by Bank to Borrower, and of the amount of the Liabilities which may exist from time to time, b) Presentment, demand, protest, notice of protest, notice of demand or notice of dishonor, nonpayment, or other default with respect to any of the Liabilities, c) Any requirement that Bank marshall the security, or institute suit, or exercise or exhaust its rights or remedies against

Borrower, or against any other person, guarantor, mortgage, or other collateral guaranteeing or securing all or any part of the Liabilities (the obligations of such persons and such security being herein referred to as the "Collateral"), prior to enforcing any rights it has hereunder or otherwise against Guarantor, d) Any right of subrogation with respect to the Liabilities or the Collateral, e) The invalidity or disability, in whole or in part, at the time of its acceptance, or at any other time, of the Collateral, f) The fact that any of the property, a part of the Collateral, may at any such time be in default or be incorrectly estimated, g) The deterioration in market or other value, waste, loss by fire, theft, loss or substitution of any property which constitutes a part of the Collateral. The existence of any conditions hereinabove waived shall in no way affect or release the obligations of Guarantor hereunder.

Rights of Bank. Bank shall have the right, without notice to Guarantor, to deal in any manner with the Liabilities and the Collateral, including, but not limited to, the following rights: a) to modify or otherwise change the terms or alter any part of the Liabilities, including, but not limited to, changing the rate of interest thereon, or affecting any release, compromise or settlement with respect thereto; b) to extend or renew the Liabilities and to forbear to take steps to enforce the payment of all or any part thereof against Borrower; c) to forbear from calling for additional collateral, to consent to the substitution or release of all or any part of the Collateral, whether or not of the same or different character or value than the Collateral surrendered by Bank; d) to release or to forbear to proceed against all or any part of the Collateral or to substitute any new for any existing Collateral, e) without notice, to apply to payment of the Liabilities guaranteed hereby the balances in any deposit, checking or savings account maintained with Bank by Guarantor and any deposit evidenced by a certificate of deposit (whether or not matured) issued by Bank and held by Guarantor. Any payment received by Bank from Borrower or from any other source other than Guarantor may be applied to the Liabilities of Borrower to Bank in whatever order Bank elects, and any payment received from Guarantor may be applied to any obligations of Borrower to Bank guaranteed hereunder in whatever order Bank elects. The obligations of Guarantor hereunder shall not be released, discharged or affected in any way, it being the purpose and intent of Guarantor that Guarantor's obligations hereunder shall be absolute, independent and unconditional under any and all circumstances, nor shall Guarantor have any recourse against Bank by reason of any action which Bank may take or omit to take under these powers, or otherwise existing with respect to the Liabilities or the Collateral.

Assignment of Liabilities. If any of the Liabilities of Borrower guaranteed hereunder should be assigned by Bank, this guaranty will inure to the benefit of Bank's assignee to the extent of such assignment, provided that such assignment will not operate to relieve Guarantor from any obligation to Bank hereunder with respect to any unassigned Liabilities guaranteed hereunder and further that the rights of any assignee will be subordinate to the rights of Bank under this Guaranty as to any unassigned Liabilities.

Other Obligations of Guarantor. Guarantor agrees to furnish Bank upon demand so long as any of the Liabilities are unpaid, a schedule in reasonable detail, showing his assets, liabilities and net worth and, no later than one hundred twenty (120) days of each calander year, and a copy of Guarantor's tax returns, including all schedules within fifteen (15) days of remittance to the Internal Revenue Service. Guarantor further agrees to pay to Bank a reasonable

attorney's fee, and all costs and expenses of collection whenever Bank employs an attorney to enforce any obligation of Guarantor under this Guaranty, whether by suit or other means.

Consent of Guarantor to Jurisdiction and Venue. Guarantor hereby agrees that all actions to enforce the terms and provisions of this Guaranty shall be brought and maintained within the State of Indiana, and that the validity, construction and effect of this Guaranty shall be governed by federal law and, to the extent applicable, the laws of the State of Indiana. The Guarantor hereby consents to the jurisdiction of any court within the State of Indiana, waives personal service of all process upon Guarantor, and hereby consents that such service may be made by registered or certified mail, directed to Guarantor at the address hereinafter set forth. Guarantor expressly waives any or all rights which Guarantor may have to make any objection or objections, based on jurisdiction or venue, to any suit brought to enforce this Guaranty in the State of Indiana in accordance with the above provisions.

General Provisions. The rights and remedies of Bank under this Guaranty and any others otherwise created are cumulative and may be exercised singly or concurrently, or not pursued and the exercise of or failure to exercise any one or more of them will not be a waiver of any other and will not affect or impair the liability of Guarantor. No act, delay, omission or course of dealing between Bank and Borrower and Guarantor, or any other person, or any of them will be a waiver of any of Bank's rights or remedies under this Guaranty, and no waiver, change, modification or discharge of this agreement or any obligation created hereby will be effective unless in writing signed by Bank. The rights and obligations created by this Guaranty shall inure for the benefit of the owners of the Liabilities. Any notice or demand to be given hereunder shall be effectively given if made in writing, delivered to Guarantor or to any office of Bank or mailed by certified mail to any of the parties at the following addresses for each, or at such other address as any party may furnish the other in writing:

Bank Name and Address:	First Indiana Bank, N.A. 135 North Pennsylvania Street, Suite 1900 Indianapolis, Indiana 46204
Guarantor Name & Address:	Davis Holding Corporation 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240

Executed this 30th day of November, 2004.

Davis Holding Corporation

By: [signature]

Its: C. Richard Davis, Executive V.P.
(Print Name & Title)

CERTIFICATE WITH RESPECT TO ARTICLES OF ORGANIZATION, RESOLUTIONS AND INCUMBENCY

The undersigned, being all of the members of **Davis Homes, LLC**, a limited liability company (the "Company"), duly organized and existing under the laws of the State of Indiana, certifies to FIRST INDIANA BANK, N.A., a national banking association, as follows:

1. Attached hereto, marked Exhibit A, is a true and correct copy of certain resolutions which were duly and lawfully adopted by the Members of the Company, and such resolutions have not been amended, altered or rescinded and are in full force and effect on the date hereof.

2. Attached hereto, marked Exhibit B, Exhibit C, and Exhibit D, respectively, are true, complete and correct copies of the Articles of Organization and Operating Agreement of the Company and Indiana Secretary of State Certificate of Existence, with all amendments thereto.

3. The following persons are the Members of Company. Each Member who has executed or will execute any documents for the benefit of Company has set forth his true and customary signature opposite his name.

Name	Signature
By: Davis Holding Corporation, its Managing Member	[signature]
DAVIS Investments, L.P., MEMBER.	[signature]

IN WITNESS WHEREOF, the undersigned have set their hand this ______ day of November, 2004.

By: Davis Holding Corporation,
its Managing Member

By: [signature]

____
Member

____
Member

____
Member

IM-450085_1.DOC

RESOLUTIONS ADOPTED BY
UNANIMOUS WRITTEN CONSENT
BY MEMBERS
OF
DAVIS HOMES, LLC

The undersigned, being all of the members of **Davis Homes, LLC**, an Indiana limited liability company ("Company"), pursuant to authority under the provisions of the Company's Articles of Organization and Operating Agreement, hereby consent to the adoption of the following resolutions, in writing, without a meeting:

BE IT RESOLVED, that any one (1) of the following named members, officers, employees or agents of this Company, whose actual signatures are shown below:

NAME	OFFICE	ACTUAL SIGNATURES
Davis Holding Corporation	its Managing Member	X
C. Richard Davis	Executive V.P.	X [signature]
Jerry Crane	CFO	X
		X

acting for and on behalf of this Company and as its act and deed be, and they hereby are, authorized and empowered:

Borrow Money. To borrow from time to time from FIRST INDIANA BANK, N.A., a national banking association ("Bank"), on such terms as may be agreed upon among the members, officers, employees or agents and Bank, such sum or sums of money as in their judgment should be borrowed, including, without limitation a revolving line of credit in the amount of $20,000,000.00 for the co-borrower of Home Guaranty Company, LLC.

Guarantee. To execute and deliver to Bank any guaranty or guaranties by this Company of the obligations of the Borrower to the Bank in any amount and on any terms as they shall determine.

Grant Security. In order to secure the obligations of the Borrower or any guaranty of such obligations by this Company, to mortgage, pledge, hypothecate, or otherwise encumber and deliver to Bank, as security for the payment of any loans or other obligations so obtained, any promissory notes so executed, or any other or further indebtedness of the Company to Bank at any time owing, however the same may be evidenced, any property now or hereafter belonging to the Company or in which the Company now or hereafter may have an interest, including without limitation all real property of the Company. Such property may be mortgaged, pledged, hypothecated or encumbered at the time such loans are obtained or such indebtedness is incurred, or at any other time or times, and may be either in addition to or in lieu of any property theretofore mortgaged, pledged, hypothecated, or encumbered.

Execute Security Documents. To execute and deliver to Bank the forms of mortgage, pledge agreement,hypothecation agreement, and other security agreements and financing statements which may be submitted by Bank, and which shall evidence the terms and conditions under and pursuant to which such liens and encumbrances, or any of them, are given; and also to execute and deliver to Bank any other written instruments, any chattel paper, or any other collateral, of any kind or nature, which they may in their discretion deem reasonably necessary or proper in connection with or pertaining to the giving of the liens and encumbrances. Notwithstanding the foregoing, any one of the above authorized officers, employees, or agents may execute, deliver, or record financing statements.

Negotiate Items. To draw, endorse, and discount with Bank all drafts, trade acceptances, promissory notes, or other evidences of indebtedness payable to or belonging to the Company or in which the Company may have an interest, and either to receive cash for the same or to cause such proceeds to be credited to the account of the Company with Bank, or to cause such other disposition of the proceeds derived therefrom as they may deem advisable.

Further Acts. In the case of lines of credit, to designate additional or alternate individuals as being authorized to request advances thereunder, and in all cases, to do and perform such other acts and things, to pay any and all fees and costs, and to execute and deliver such other documents and agreements, including agreements waiving the right to a trial by jury, as they may in their discretion deem reasonably necessary or proper in order to effectuate the provisions of these Resolutions. The following person or persons are authorized to request advances and authorize payments under the line of credit until Bank receives written notice or revocation of their authority:

C. RICHARD DAVIS

TERRY CRONE

TYSON DEAN

Adam White

Michael B. DAVIS

BE IT FURTHER RESOLVED, that any and all acts authorized pursuant to these resolutions and performed prior to the passage of these resolutions are hereby ratified and approved, that these Resolutions shall remain in full force and effect and Bank may rely on these Resolutions until written notice of their revocation shall have been delivered to and received by Bank. Any such notice shall not affect any of the Company's agreements or commitments in affect at the time notice is given.

[Signatures on the following page]

IN WITNESS WHEREOF, the undersigned have adopted the foregoing resolutions without a meeting as of the date indicated next to their respective signatures.

By: Davis Holding Corporation,
its Managing Member

Date:________________ By:______________________________

C. RICHARD DAVIS
Executive V.P.

Date:________________ By:______________________________

Date:________________ ______________________________

Date:________________ ______________________________

IM-450069_1.DOC

CERTIFICATE WITH RESPECT TO ARTICLES OF ORGANIZATION, RESOLUTIONS AND INCUMBENCY

The undersigned, being all of the members of **Home Guaranty Company, LLC**, a limited liability company (the "Company"), duly organized and existing under the laws of the State of Indiana, certifies to FIRST INDIANA BANK, N.A., a national banking association, as follows:

1. Attached hereto, marked Exhibit A, is a true and correct copy of certain resolutions which were duly and lawfully adopted by the Members of the Company, and such resolutions have not been amended, altered or rescinded and are in full force and effect on the date hereof.

2. Attached hereto, marked Exhibit B, Exhibit C, and Exhibit D, respectively, are true, complete and correct copies of the Articles of Organization and Operating Agreement of the Company and Indiana Secretary of State Certificate of Existence, with all amendments thereto.

3. The following persons are the Members of Company. Each Member who has executed or will execute any documents for the benefit of Company has set forth his true and customary signature opposite his name.

Name	Signature
By: Davis Homes, LLC, its sole member By: Davis Holding Corporation, its Managing Member	By: [signature]
______________________	______________________
______________________	______________________
______________________	______________________

IN WITNESS WHEREOF, the undersigned have set their hand this ______ day of November, 2004.

By: Davis Homes, LLC,
its sole member
By: Davis Holding Corporation,
its Managing Member

By: [signature]
Executive Vice President
Member

____
Member

IM-450085_1.DOC

RESOLUTIONS ADOPTED BY
UNANIMOUS WRITTEN CONSENT
BY MEMBERS
OF
HOME GUARANTY COMPANY, LLC

The undersigned, being all of the members of **Home Guaranty Company, LLC**, an Indiana limited liability company ("Company"), pursuant to authority under the provisions of the Company's Articles of Organization and Operating Agreement, hereby consent to the adoption of the following resolutions, in writing, without a meeting:

BE IT RESOLVED, that any one (1) of the following named members, officers, employees or agents of this Company, whose actual signatures are shown below:

NAME	OFFICER	ACTUAL SIGNATURES
Davis Homes, LLC	its sole member	X
C. Richard Davis	Executive V.P.	X [signature]
		X
		X

acting for and on behalf of this Company and as its act and deed be, and they hereby are, authorized and empowered:

Borrow Money. To borrow from time to time from FIRST INDIANA BANK, N.A., a national banking association ("Bank"), on such terms as may be agreed upon among the members, officers, employees or agents and Bank, such sum or sums of money as in their judgment should be borrowed, including, without limitation a revolving line of credit in the amount of $20,000,000.00 for the co-borrower of Davis Homes, LLC.

Guarantee. To execute and deliver to Bank any guaranty or guaranties by this Company of the obligations of the Borrower to the Bank in any amount and on any terms as they shall determine.

Grant Security. In order to secure the obligations of the Borrower or any guaranty of such obligations by this Company, to mortgage, pledge, hypothecate, or otherwise encumber and deliver to Bank, as security for the payment of any loans or other obligations so obtained, any promissory notes so executed, or any other or further indebtedness of the Company to Bank at any time owing, however the same may be evidenced, any property now or hereafter belonging to the Company or in which the Company now or hereafter may have an interest, including without limitation all real property of the Company. Such property may be mortgaged, pledged, hypothecated or encumbered at the time such loans are obtained or such indebtedness is incurred, or at any other time or times, and may be either in addition to or in lieu of any property theretofore mortgaged, pledged, hypothecated, or encumbered.

Execute Security Documents. To execute and deliver to Bank the forms of mortgage, pledge agreement,hypothecation agreement, and other security agreements and financing statements which may be submitted by Bank, and which shall evidence the terms and conditions under and pursuant to which such liens and encumbrances, or any of them, are given; and also to execute and deliver to Bank any other written instruments, any chattel paper, or any other collateral, of any kind or nature, which they may in their discretion deem reasonably necessary or proper in connection with or pertaining to the giving of the liens and encumbrances. Notwithstanding the foregoing, any one of the above authorized officers, employees, or agents may execute, deliver, or record financing statements.

Negotiate Items. To draw, endorse, and discount with Bank all drafts, trade acceptances, promissory notes, or other evidences of indebtedness payable to or belonging to the Company or in which the Company may have an interest, and either to receive cash for the same or to cause such proceeds to be credited to the account of the Company with Bank, or to cause such other disposition of the proceeds derived therefrom as they may deem advisable.

Further Acts. In the case of lines of credit, to designate additional or alternate individuals as being authorized to request advances thereunder, and in all cases, to do and perform such other acts and things, to pay any and all fees and costs, and to execute and deliver such other documents and agreements, including agreements waiving the right to a trial by jury, as they may in their discretion deem reasonably necessary or proper in order to effectuate the provisions of these Resolutions. The following person or persons are authorized to request advances and authorize payments under the line of credit until Bank receives written notice or revocation of their authority:

C. RICHARD DAVIS
JERRY CRONE
TYSON DEAN
ADAM WHITE
MICHAEL B. DAVIS

BE IT FURTHER RESOLVED, that any and all acts authorized pursuant to these resolutions and performed prior to the passage of these resolutions are hereby ratified and approved, that these Resolutions shall remain in full force and effect and Bank may rely on these Resolutions until written notice of their revocation shall have been delivered to and received by Bank. Any such notice shall not affect any of the Company's agreements or commitments in affect at the time notice is given.

[Signatures on the following page]

IN WITNESS WHEREOF, the undersigned have adopted the foregoing resolutions without a meeting as of the date indicated next to their respective signatures.

By: Davis Homes, LLC, its sole member
By: Davis Holding Corporation,
its Managing Member

Date:________________ By: [signature]
P. Richard Davis
Executive V.P.

Date:________________ By:________________________________

Date:________________ ________________________________

Date:________________ ________________________________

IM-450069_1.DOC

CERTIFIED BORROWING RESOLUTION
OF LIMITED PARTNERSHIP
DAVIS INVESTMENTS, L.P.

The undersigned hereby certify that they are all of the general partners of **DAVIS INVESTMENTS, L.P.**, a Limited Partnership organized and existing under the laws of the State of Indiana (the "Partnership") and that the following partners: DAVIS HOLDING CORPORATION

(names of partners and how they are to sign, e.g. singly, jointly) are authorized and empowered on behalf of the Partnership:

1. to borrow money, establish lines of credit or revolving credits, discount accounts receivable or other negotiable paper, apply for letters of credit, guaranty obligations of other persons or entities, or otherwise obtain or establish credit for the Partnership from any office of FIRST INDIANA BANK, N.A., a national banking association (herein "Bank"), in any manner, on such terms as he or she may deem advisable;

2. to execute or endorse, and deliver to Bank on behalf of the Partnership in form prescribed by Bank a promissory note or notes, drafts, acceptance, guaranties, agreements, installments or any other evidence of obligations of the Partnership;

3. to do any acts including, but not limited to, assign the Partnership's interest as owner, insured or beneficiary of any life insurance policy(ies) on the life of any partner of the Partnership, mortgage, pledge, grant a security interest in, hypothecate or otherwise encumber from time to time with Bank any or all assets or property of the Partnership, both real and personal, tangible and intangible, to secure such loans or loans, guaranty agreements, other agreements, or renewals and extensions thereof, and to execute or endorse, and deliver to Bank, on behalf of the Partnership, any instruments, agreements, or other documents deemed necessary or proper by Bank in respect to the collateral securing any obligation referenced above, and to affix the seal of the Corporation to any mortgage, pledge, security agreement, or other such instrument or document if so required.

RESOLVED, FURTHER, that the Guaranty Agreement dated November 30, 2004, from the Partnership to Bank guaranteeing the payment and performance of the loan from Bank to Davis Homes, LLC and Home Guaranty Company, LLC in the maximum aggregate outstanding amount of $20,000,000.00.

The undersigned further certify that the following are the signatures of the partners described in the foregoing resolution: [signature] - C. RICHARD DAVIS - EXECUTIVE V.P.

The undersigned hereby authorize the Bank to rely in good faith on any telephonic or other oral communication which shall be received by it from anyone reasonably believed by Bank to be one of

the partners described above.

The undersigned further authorize the Bank to rely on the aforesaid resolutions and specimen signatures until receipt by it of written notice of any change.

The undersigned further certify that the partnership agreement of the Partnership does not require any action of the partners other than the adoption of the foregoing resolutions for the granting of any mortgage or other security interest in all or any part of the Partnership's property or assets.

IN WITNESS WHEREOF, we have hereunto set our hand this 30th day of November, 2004, at Indianapolis, Indiana.

DAVIS HOLDING CORPORATION

By: [signature]

C. Richard Davis
Executive V.P.

SECRETARY'S CERTIFICATE

The undersigned hereby certifies that he(she) is the duly elected, qualified, authorized and acting Secretary of **Davis Holding Corporation**, an Indiana corporation (the "Corporation"), and that in such capacity he(she) is the keeper of the books and records of the Corporation.

The undersigned does hereby further certify that:

1. Attached hereto as Exhibit A is a true, accurate and complete copy of the Articles of Incorporation of the Corporation, as amended to the date of this Certificate;

2. Attached hereto as Exhibit B is a true, accurate and complete copy of the By-Laws of the Corporation, as amended to the date of this Certificate.

3. Attached hereto as Exhibit C is a true, accurate and complete copy of certain resolutions adopted by the Board of Directors of the Corporation, and such resolutions have not been amended, modified, rescinded, repealed or otherwise affected and are in full force and effect as of the date of this Certificate.

4. Attached hereto as Exhibit D is a true, accurate and complete copy of the Indiana Secretary of State Certificate of Existence.

5. The persons named below have been duly elected and qualified and are, as of this date, acting officers of the Corporation holding the respective offices set opposite their names, and the signatures set opposite their names are their genuine signatures.

Name	Title	Signature
P. Richard Davis	Executive V.P.	[signature]
Jerry Grant	CFO	

WITNESS my hand as of the 30th day of November, 2004

[signature]

P. Richard Davis, Secretary of Davis Holding Corporation

EXHIBIT A

Articles o f Incorporartion

EXHIBIT B

Code of By-Laws

EXHIBIT C

Resolutions

UNANIMOUS WRITTEN CONSENT TO RESOLUTIONS
OF THE BOARD OF DIRECTORS OF
DAVIS HOLDING CORPORATION

Dated: November 30, 2004
Indianapolis, Indiana

The undersigned, being all of the directors of **Davis Holding Corporation**, an Indiana corporation (the "Corporation"), under the provisions of the Indiana Business Corporation Law, as amended (the "Act"), and the Articles of Incorporation and the Code of By-Laws of the Corporation, as amended, hereby unanimously consent to the adoption of the following resolutions for and on behalf of the Corporation without a meeting of the Board of Directors of the Corporation:

WHEREAS, Davis Holding Corporation, an Indiana corporation, and First Indiana Bank, N.A., a national banking association (the "Bank"), have entered into a Revolving Loan Agreement for the extension of credit to Davis Homes, LLC, an Indiana limited liability company and Home Guaranty Company, LLC, an Indiana limited liability company (individually and collectively, "Borrower");

RESOLVED, FURTHER, that the President, acting singly, be, and he hereby is, authorized, empowered and directed, for and on behalf of the Corporation, to execute and deliver the Agreement and to execute and deliver such other related documents, instruments, financing statements and certificates and to do such other acts and things as he deems reasonable, necessary, appropriate, advisable or expedient and in the best interests of the Corporation to facilitate the execution, delivery and performance of the Agreement, and generally, to effectuate the intents and purposes of these Resolutions; and

RESOLVED, FURTHER, that the Guaranty Agreement dated November 30, 2004, from the Partnership to Bank guaranteeing the payment and performance of the loan from Bank to Davis Homes, LLC and Home Guaranty Company, LLC in the maximum aggregate outstanding amount of $20,000,000.00; and

RESOLVED, FURTHER, that a copy of this Unanimous Consent be filed among the minutes of the proceedings of the Board of Directors of the Corporation.

This Unanimous Consent may be executed in any number of counterparts and by the different Directors hereto on separate counterparts each of which, when executed and delivered by the Directors, shall constitute an original, but all such counterparts together shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the undersigned Directors consent to the adoption of the foregoing resolutions effective as of the day and year first above written.

____
C. Richard Davis

____

____

EXHIBIT D

Certificate of Existence

AUTHORIZATION TO ADVANCE/DRAW

I, C. Richard Davis, the Executive V.P. of **Davis Homes, LLC**, duly authorize the following persons to transact any business transactions, (i.e. advances) for account #____________________ at any time on behalf of said company.

Person(s) being:

C. Richard Davis	Adam White
Jerry Crowe	Michael B. Davis
Tyson Dean	

Davis Homes, LLC
By: Davis Holding Corporation,
its Managing Member

By: [signature]
C. Richard Davis, Vice President

FIRST INDIANA BANK, N.A.

By: [signature]
Esther L. Carter, Regional Vice President

AUTHORIZATION TO ADVANCE/DRAW

I, C. Richard Davis, the Executive V.P. of **Home Guaranty Company, LLC**, duly authorize the following persons to transact any business transactions, (i.e. advances) for account #____________________ at any time on behalf of said company.

Person(s) being:

C. RICHARD DAVIS	ADAM WHITE
JERRY CRANE	MICHAEL B. DAVIS
TYSON DEAN	

Home Guaranty Company, LLC
By: Davis Homes, LLC, its sole member
By: Davis Holding Corporation,
its Managing Member

By: ____________________
C. Richard Davis, Vice President

FIRST INDIANA BANK, N.A.

By: ____________________
Esther L. Carter, Regional Vice President

FIRST INDIANA BANK

PROPOSED COMPLIANCE CERTIFICATE

Name of Borrower: Davis Homes, LLC — Date of Test: 09/30/2004

in Thousand's

1) Minimum Tangible Net Worth — Frequency: annually

Member's Equity	13,432	
Subordinated Debt	9,975	
(Less Due from Related Companies)	-4,019	
Actual Tangible Net Worth	19,388	IN COMPLIANCE
Required Minimum	12,000	

2) Total Liabilities to Tangible Net Worth — Frequency: Quarterly

Total Liabilities	56,987	
Member's Equity	13,432	
Subordinated Debt	9,975	
(Less Due from Related Companies)	-4,019	
Tangible Net Worth	19,388	IN COMPLIANCE
Actual	2.94	
Required Maximum	4.5 at year-end; 5.5 at quarter-end	

3) Current Ratio — Frequency: Quarterly

Current Assets	61,141	
Current Liabilities	55,305	
Actual	1.11	IN COMPLIANCE
Required Minimum	1.00	

4) Maximum Spec, Trade-In and Model Homes to WIP & Finished Lots — Frequency: Quarterly

Model Homes	6,428	
Homes Held for Sale	8,979	
Construction in Progress	23,654	
Finished Lots	19,709	
Actual	26%	IN COMPLIANCE
Required Maximum	40%	

Financial Statements & Other Conditions:

	Quality	Frequency	Due
Annual Financial Statement	Audit	Annual	120 days
Interim Financial Statements	Internal	Quarterly	30 days
Covenant Compliance Certificate		Quarterly	30 days
Guarantor Tax Returns		Annual	15 days
Guarantor Financial Statements		Annual	120 days

The undersigned, on behalf of the Borrower, certifies that the information furnished is accurate to the best of its knowledge and belief, and the Bank may rely on its accuracy in making credit decisions. No material changes in the value set forth have occurred subsequent to the dates listed. Borrower further confirms, warrants and represents that each warranty and representation made in the Agreement by Borrower is true and correct as of the date hereof.

Jerry Green

Signature

11/30/2004

Date

P. [signature] 11/30/04

FIRST INDIANA® BANK

December 8, 2004

Mr. Rick Davis
Davis Homes, LLC
3755 E. 82nd Street, Suite 120
Indianapolis, IN 46240

Dear Rick,

When the loan documents were prepared for the line renewal the preparer inadvertently changed the loan payment date from being due the 5th of each month to the 15th. Please initial the date to keep the payment due date for the 5th of the month instead of the 15th.

Please call me with any questions.

Sincerely,

Esther L. Carter
Senior Construction Loan Officer
Regional Vice President
First Indiana Bank, N.A.

Enclosure

Sales Contracts and which satisfy the conditions of Section 5.01, Section 5.02 and Section 5.03 of this Agreement, such sum as determined by Lender as of such time based upon an audit by Lender of a current Borrowing Base Certificate.

"Contract Loan" means that portion of the Loan disbursed to Borrower for the acquisition of Lots and subsequent construction by Borrower of Improvements thereon pursuant to Sales Contracts, the aggregate outstanding principal balance of which shall at no time exceed the Maximum Outstanding Amount less the aggregate amount of all Loans then funded and outstanding under the Lot Loan and the Spec Loan.

"Default Rate" has the meaning set forth for such term in the Note.

"Event of Default" means any of the events set forth in Section 11.01.

"Guaranties" means that those certain guaranties of the Guarantors dated as of even date herewith, together with any and all renewals, amendments, modifications and supplements thereto, which provides for the guaranty of the performance of all or part of Borrower's obligations under the Loan Documents.

"Guarantors" collectively, means Davis Holding Corporation and Davis Investments, L.P.

"Improvements" means the single family residence, condominium, and/or planned unit development, real estate fixtures and other improvements located or to be constructed on any Lot.

"Indebtedness" means, for any Person, all indebtedness or other obligations of such Person for borrowed money or for the deferred purchase price of property or services.

"Loan" means the revolving line of credit loan which Lender agrees to make to Borrower pursuant to this Agreement.

"Loan Documents" has the meaning set forth for such term in Article VI.

"Loan Payment Date" means the fifteenth (15th) day of each calendar month commencing on the fifteenth (15th) day of December 15, 2004 and continuing through the Maturity Date.

"Lot" or "Lots" means one or more of the separate parcels or lots comprising the Real Estate.

"Lot Borrowing Base" means, at any time, the sum of the lesser of (i) 75% of Appraised Value, or (ii) 75% of Borrower's acquisition costs, for each Lot held by Borrower as inventory which satisfies the conditions of Section 5.01 of this Agreement, as determined by Lender as of such time based upon an audit by Lender of a current Borrowing Base Certificate.

"Lot Loan" means that portion of the Loan disbursed to Borrower for the acquisition of Lots held by Borrower as inventory not to exceed the Maximum Outstanding Amount less the Contract Loan and the Spec Loan.

"Loan Payment Date" means the ~~fifteenth~~ fifth (~~15th~~ 5th) day of each calendar month commencing December 15, 2004 and continuing through the Maturity Date, but see Section 2.03 for a change of such day if it is not a Business Day.

"Maturity Date" means November 1, 2005.

"Maximum Rate" means the maximum rate of interest from time to time which is not prohibited under federal or any other law applicable to the indebtedness of Borrower evidence by this Note.

"Non-Default Rate" has the meaning set forth for such expression in Section 2.01.

"Prime Rate" means for each day the per annum rate of interest most recently announced publicly by Bank as its prime rate prior to 12:01 A.M. of such day.

"Section" means a numbered section of this Note, unless another document is specifically referenced.

"Unmatured Default" means an event which but for the passage of time or the giving of notice, or both, would constitute an Event of Default.

ARTICLE II
TERMS OF THE NOTE

Section 2.01. Interest. The sums advanced hereunder shall bear per annum interest on the outstanding balance existing hereunder as follows: (a) so long as there is no existing Event of Default, at the rate equal to the Prime Rate, minus **one quarter of one** percent (**0.25**%) adjusted daily (such rate existing from time to time referred to as the "Non-Default Rate"); and (b) while there exists an Event of Default or during the period after a Loan Payment Date that the payment due on such date remains unpaid (whether or not such delinquency constitutes an Event of Default), equal to the applicable Non-Default Rate, plus five percent (5.0%) (such rate existing from time to time referred to as the "Default Rate"). Interest shall be calculated on the basis of a 360 day year counting the actual number of days elapsed in the applicable month. Interest will not accrue on principal paid for the day on which it is paid (but see Section 2.03 for the determination of when a payment is deemed paid).

In no event, however, shall the rate of interest charged hereunder exceed the Maximum Rate. All agreements between the Borrower and Bank, whether now existing or hereafter arising and whether written or oral, are hereby expressly limited so that in no event, whether by reason of acceleration of the maturity hereof or otherwise, shall the amount paid or agreed to be paid to the Bank for the use, forbearance or detention of the money to be loaned hereunder otherwise exceed the Maximum Rate. If fulfillment of any provisions

Exhibit 6.02

Amended and Restated Loan Agreement with
Fifth Third Bank, dated December 15, 2004

AMENDED AND RESTATED LOAN AGREEMENT

BETWEEN

DAVIS HOMES, LLC,
AN INDIANA LIMITED LIABILITY COMPANY

AND

FIFTH THIRD BANK (CENTRAL INDIANA),
A MICHIGAN BANKING CORPORATION

Dated: December 15, 2004

INDEX

		Page
SECTION 1.	AMOUNT OF LOANS	2
1.1	Making of Loans	2
1.2	Amendment and Restatement of Prior Agreements	5
1.3	Cross-Default and Cross-Collateralization	5
1.4	Loans	6
SECTION 2.	PAYMENTS, INTEREST RATE AND FEES FOR TERM LOAN A, SWAP LOAN, RESIDENTIAL CONSTRUCTION REVOLVING LINE OF CREDIT AND LAND ACQUISITION AND DEVELOPMENT LINE OF CREDIT	6
2.1	Interest Rate	6
2.2	Adjustments to Interest Rates	9
2.3	Interest Rate Option Elections, Renewals and Conversions	9
2.4	Special Provisions Relating to LIBOR Rate Option	9
2.5	Interest Payment Dates	11
2.6	Calculation of Interest	12
2.7	Interest Limitation	12
2.8	Requests for Loans, Interest Rate Options and Conversions	12
2.9	Commitment Fees	15
2.10	Audit of Borrowing Base	15
2.11	Rate Management Transactions	16
SECTION 3.	EVIDENCE OF TERM LOAN A, RESIDENTIAL CONSTRUCTION REVOLVING LINE OF CREDIT, STANDBY LETTERS OF CREDIT AND LAND ACQUISITION AND DEVELOPMENT LINE OF CREDIT, TERMS OF PAYMENT AND MATURITY	16
3.1	Evidence of Term Loan A, Swap Loan, Residential Construction Revolving Line of Credit, Standby Letters of Credit and Land Acquisition and Development Line of Credit and Terms of Payment	16
3.2	Maturity	18
SECTION 4.	PREPAYMENT	18
4.1	Prepayment Under Prime Rate	18
4.2	Prepayment Under LIBOR Rate Option	18
4.3	Prepayments (In General)	19
SECTION 5.	USE OF PROCEEDS	19
SECTION 6.	COSTS AND EXPENSES	19
SECTION 7.	COLLATERAL AND SECURITY, LOAN DOCUMENTS AND LENDER'S APPOINTMENT AS ATTORNEY-IN-FACT	20
7.1	Collateral and Security	20
7.2	Continuing Obligations	22
7.3	Loan Documents	22
SECTION 8.	WARRANTIES AND REPRESENTATIONS	23
8.1	Subsidiaries	23
8.2	Affiliates	23
8.3	Limited Liability Company Organization and Authority	23

8.4	Ownership of Borrower	23
8.5	Financial Statements	24
8.6	Full Disclosure	24
8.7	Strikes or Labor Disputes	25
8.8	Pending Litigation	25
8.9	Title to Properties	25
8.10	Borrowing is Legal and Authorized	25
8.11	No Defaults	26
8.12	Government Consent	26
8.13	Taxes	26
8.14	Compliance With Law	27
8.15	Restrictions on Borrower	27
8.16	ERISA	27
8.17	Regulations G, U and X	28
8.18	Insolvency	28
8.19	Not an Investment Company	28
SECTION 9.	CLOSING CONDITIONS	28
9.1	Compliance With This Agreement	28
9.2	Warranties and Representations	28
9.3	Authority Documents	28
9.4	Opinion of Borrower's Counsel	29
SECTION 10.	BORROWER'S BUSINESS COVENANTS	29
10.1	Payment of Taxes and Claims	29
10.2	Maintenance of Properties, Insurance, Financial Records, Licenses, Limited Liability Company Existence and Trade Names	29
10.3	Sale of Assets, Accounts or Merger or Creation of Subsidiary	30
10.4	Liens and Encumbrances	31
10.5	Change Name or Place of Business	31
10.6	Other Borrowings	31
10.7	Contingent Liabilities	31
10.8	Loans and Advances by Borrower	32
10.9	Investments	32
10.10	Sale of Receivables	32
10.11	Use of Generally Accepted Accounting Principles	32
10.12	Inspection and Audits	32
10.13	Environmental Covenants	32
10.14	Depository Accounts	36
10.15	Payments Due Lender Automatically Debited to Borrower's Operating Account at Lender	36
10.16	No Change in Business	36
10.17	No Acquisitions by Borrower	36
10.18	No Geographic Expansion of Borrower's Business	36
10.19	Limitation on Capital Expenditures	37
10.20	Cash Dividends and Other Distributions	37
10.21	No Change in Management	37
10.22	Minimum Tangible Net Worth Plus Subordinated Debt	37
10.23	Current Ratio	37
10.24	Maximum Senior Debt (Bank Debt) to Tangible Net Worth Ratio	38
10.25	No Change in Ownership	38
10.26	Notification of Criminal Investigation or Proceedings	38
10.27	Equipment and Vehicle Titles	38
10.28	Borrowing Base and Parcel Base Covenants	39
10.29	No Material Change in Financial Condition	39

10.30	Maximum Spec Homes, Model Homes and Trade-In Homes	39
10.31	Maximum Contract Homes, Terms	39
SECTION 11.	INFORMATION AS TO BORROWER AND INSPECTIONS	39
11.1	Delivery of Information as to Borrower	39
SECTION 12.	EVENTS OF DEFAULT	40
12.1	Nature of Events	40
12.2	Default Remedies	43
SECTION 13.	MISCELLANEOUS	44
13.1	Notices	44
13.2	Survival	44
13.3	Successors and Assigns	44
13.4	Amendment and Waiver	44
13.5	Duplicate Originals	45
13.6	Governing Law	45
13.7	Subordination and Repayment of Affiliate Member Loans	45
13.8	WAIVER OF JURY TRIAL	45
13.9	Fees and Expenses	45
13.10	Consent to Jurisdiction	45
13.11	Severability	46
13.12	Headings	46
13.13	Gender	46
13.14	Right of Setoff	46
13.15	Statement of Account	46
13.16	No Partnership or Joint Venture	46

SCHEDULE I	AMORTIZATION SCHEDULE
EXHIBIT "A"	BORROWING BASE REPORT
EXHIBIT "B"	ADDITIONS REPORT
EXHIBIT "C"	RELEASES REPORT
EXHIBIT "D"	AMENDMENT TO MORTGAGE
EXHIBIT "E"	PARCEL BASE REPORT
EXHIBIT "F"	TERM LOAN A NOTE
EXHIBIT "G"	RESIDENTIAL CONSTRUCTION REVOLVING LINE OF CREDIT NOTE
EXHIBIT "H"	LAND ACQUISITION AND DEVELOPMENT LINE OF CREDIT NOTE
EXHIBIT "I"	PERMITTED LIENS AND ENCUMBRANCES (LOT MORTGAGE)
EXHIBIT "J"	SECURITY AGREEMENT
EXHIBIT "K"	MORTGAGE (LOT MORTGAGE)
EXHIBIT "L"	MORTGAGOR'S AFFIDAVIT (LOT MORTGAGE)

EXHIBIT "M"	PERMITTED LIENS AND ENCUMBRANCES (PARCEL MORTGAGE)
EXHIBIT "N"	MORTGAGE (PARCEL MORTGAGE)
EXHIBIT "O"	MORTGAGOR'S AFFIDAVIT (PARCEL MORTGAGE)
EXHIBIT "P"	THREATENED OR PENDING LITIGATION
EXHIBIT "Q"	ENVIRONMENTAL MATTERS
EXHIBIT "R"	BORROWING BASE CERTIFICATE

AMENDED AND RESTATED LOAN AGREEMENT
BETWEEN
DAVIS HOMES, LLC,
AN INDIANA LIMITED LIABILITY COMPANY
AND
FIFTH THIRD BANK (CENTRAL INDIANA),
A MICHIGAN BANKING CORPORATION

This Amended and Restated Loan Agreement ("Agreement") is entered into at Indianapolis, Indiana, effective the ____ day of December, 2004 by and between FIFTH THIRD BANK (CENTRAL INDIANA), a Michigan banking corporation formerly known as Fifth Third Bank, Indiana (Central), an Indiana banking corporation ("Lender"), with a principal mailing address of 251 North Illinois Street, Suite 1200, Indianapolis, Indiana 46204, and DAVIS HOMES, LLC, an Indiana limited liability company ("Borrower"), with a principal mailing address of 3755 East 82nd Street, Suite 120, Indianapolis, Indiana 46240.

RECITALS:

1. Lender and Borrower entered into a certain Amended and Restated Loan Agreement dated to be effective July 2, 2002, as amended by that certain First Loan Modification Agreement among Borrower, Lender and other parties thereto dated ____________, 2003 and as amended by that certain Second Loan Modification Agreement among Borrower, Lender and other parties thereto dated October __, 2004 (collectively, the "July 2002 Loan Agreement") and a Second Amended and Restated Loan Agreement dated to be effective as of October 14, 2003, as amended by that certain First Loan Modification Agreement among Borrower, Lender and other parties thereto dated June 30, 2003 and that certain Second Loan Modification Agreement among Borrower, Lender and other parties thereto dated October __, 2004 (collectively, the "October 2003 Loan Agreement," the July 2002 Loan Agreement and the October 2003 Loan Agreement, collectively, the "Prior Loan Agreements").

2. Lender and Borrower desire to consolidate, extend, modify and amend the Prior Loan Agreements into one loan agreement.

NOW, THEREFORE, in order to induce Lender to continue its borrowing arrangements with Borrower, to renew total credit available under the Prior Loan Agreements to make other certain amendments and changes, and to make the loans hereunder, as well as for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, it is agreed as follows:

A. Each of the above recitals is true and correct.

B. The Loan Agreement hereby reads as follows:

SECTION 1. AMOUNT OF LOANS.

1.1 Making of Loans. Lender agrees to lend to Borrower the following described loans:

(a) Term Loan A. A loan that shall take the form of a secured term loan to Borrower in the amount of Two Million and 00/100 Dollars ($2,000,000.00) to be repayable in sixty (60) consecutive monthly payments of principal plus interest with the first payment of interest commencing on January 5, 2005 and the first payment of principal plus interest commencing on February 5, 2005 (based on a seven (7) year amortization of the principal amount of the term loan, an amortization schedule for the principal payments of which is set forth in the attached **SCHEDULE 1**) with a final maturity date of December 5, 2009. This term loan shall hereinafter be referred to as the "Term Loan A." Term Loan A represents a modification of an existing loan under the July 2002 Loan Agreement which was defined as the "Wholesale Revolving Line of Credit Loan" thereunder. The initial principal balance of Term Loan A represents the existing principal balance of the former Wholesale Revolving Line of Credit Loan.

(b) Rate Management Transaction/Swap Loan. A loan that shall take the form of a secured rate management transaction/swap loan up to the amount of Two Hundred Thousand and 00/100 Dollars ($200,000.00) to be repayable in sixty (60) consecutive equal monthly installments of principal plus interest with the first payment of interest commencing on January 5, 2005 and the first payment of principal plus interest commencing on February 5, 2005 based on a seven (7) year amortization of the principal amount of the loan with a final maturity date of December 5, 2009. This rate management transaction shall hereafter be referred to as the "Swap Loan." The Swap Loan represents a loan for protection of the interest rate expressed for Term Loan A. ·

(c) Residential Construction Revolving Line of Credit. A loan that shall take the form of a revolving line of credit loan to Borrower in the amount of Twenty Million and 00/100 Dollars ($20,000,000.00) ("Residential Construction Revolving Line of Credit Loan"), and Borrower may borrow, repay and reborrow under such line of credit from time to time, with each transaction to be in the minimum amount of One Thousand and 00/100 Dollars ($1,000.00). The Residential Construction Revolving Line of Credit Loan shall also be referred to as the "Residential Construction Revolving Line of Credit." The total outstanding principal balance under the Residential Construction Revolving Line of Credit shall never exceed the lesser of the Residential Construction Revolving Line of Credit amount of Twenty Million and 00/100 Dollars ($20,000,000.00) or the Borrowing Base (as defined hereafter). The unpaid principal balance of the Residential Construction Revolving Line of Credit shall be repaid from time to time so that the unpaid balance thereof never exceeds the Borrowing Base. As used herein, "Borrowing Base" shall mean an amount equal to the sum of (i) the lesser of eighty percent (80%) of the contract value of the Contract Homes (as defined hereafter) or one hundred percent

(100%) of loan to cost of the Contract Home, plus (ii) the lesser of seventy-five percent (75%) of the value of Model Homes and Spec Homes (both as defined hereafter) or one hundred percent (100%) of the loan to cost of construction of Model Homes and Spec Homes, less (iii) the face amount of any outstanding Standby Letters of Credit (as defined hereafter). "Contract Homes" means a Home (as defined hereafter) which a third party which is not an Affiliate (as defined hereafter) of Borrower has agreed to purchase under an Approved Purchase Agreement (as defined hereafter) entered into by and between Borrower and such third party. Model Home means a residence to be used by Borrower as a model or sales office. Spec Home means a residence to be constructed by Borrower without a prearranged purchase agreement between Borrower and a party which is not an Affiliate of Borrower. Approved Purchase Agreement means a written purchase agreement entered into by and between Borrower and a third party which is not an Affiliate of Borrower in respect of a Home for which permanent financing has been obtained pursuant to a commitment letter from a permanent mortgage lender. Home means a Contract Home, Model Home or Spec Home. Notwithstanding the foregoing or any other term, condition, covenant or provision of this Agreement, the amount available for Advances (as defined hereafter) under the Residential Construction Revolving Line of Credit shall not exceed at any time: (A) the sum of Eight Million and 00/100 Dollars ($8,000,000.00) for Spec Homes and Model Homes combined; and (B) the sum of Four Hundred Thousand and 00/100 Dollars ($400,000.00) for an individual Spec Home. Other than the eighty percent (80%) funding limitation, there shall be no contingency with regard to the inclusion of a Contract Home in the calculation or determination of the Borrowing Base. No Spec Home or Model Home shall remain in the Borrowing Base for a period longer than twelve (12) months. Borrower's right to obtain Advances under the Residential Construction Revolving Line of Credit shall mature and expire on July 15, 2006. The inclusion of a Contract Home, Spec Home or a Model Home in the calculation and determination of the Borrowing Base shall be subject to the consent and approval of Lender which shall not be unreasonably withheld. Notwithstanding any term, provision, condition or covenant contained herein or in any Note (as defined hereafter) in connection herewith, upon the occurrence of an Event of Default, the outstanding principal amount hereunder and any accrued interest thereon shall become due and payable immediately upon the demand of Lender. The Residential Construction Revolving Line of Credit represents a modification of an existing loan under the October 2003 Loan Agreement which was defined as the "Residential Construction Revolving Line of Credit Loan" thereunder. The initial principal balance of the Residential Construction Revolving Line of Credit represents the existing principal balance of the former Residential Construction Revolving Line of Credit Loan.

(d) Standby Letters of Credit. Lender shall, upon the request of Borrower and subject to the terms and conditions of this Agreement, issue standby letters of credit ("Standby Letters of Credit"), up to a maximum principal amount of Two Million and 00/100 Dollars ($2,000,000.00), for the purpose of affiliated development financing by Borrower or any Affiliate (as defined hereafter) of Borrower, and/or to secure Borrower's

obligations under so-called lot takedown agreements with third-party developers; provided that the aggregate undrawn amount available to be drawn under the Standby Letters of Credit which have been issued and are outstanding at any time, plus the unpaid principal balance of the Residential Construction Revolving Line of Credit does not exceed Twenty Million and 00/100 Dollars ($20,000,000.00). The Standby Letters of Credit shall have expiration dates not later than twelve (12) months from the issue date of each respective Standby Letter of Credit. Application for the Standby Letters of Credit shall be made by Borrower pursuant to a certain Standby Letter of Credit Application executed or to be executed by Borrower and delivered to Lender (hereinafter referred to as the "Letter of Credit Agreement") and in the event of any conflict between the terms and conditions of the Letter of Credit Agreement and this Agreement, the terms and conditions of this Agreement shall control. Any drafts under any Standby Letter of Credit paid by Lender shall be deemed, as of the date of such payment, to be an Advance (as defined hereafter) to or for the benefit of Borrower under the Residential Construction Revolving Line of Credit. Borrower's right to obtain Advances under the Standby Letters of Credit shall mature and expire on July 15, 2006. If Borrower does not provide written notice to Lender within ninety (90) days prior to the applicable maturity date for each respective Standby Letter of Credit that Borrower does not intend to renew such applicable Standby Letter of Credit, such Standby Letter of Credit will automatically renew. The Standby Letters of Credit represents a renewal of an exiting loan under the October 2003 Loan Agreement which was defined as the "Standby Letters of Credit" thereunder. The initial principal balance of the Standby Letters of Credit represent the existing principal balance of the former Standby Letters of Credit.

(e) Land Acquisition and Development Line of Credit Loan. A loan that shall take the form of a revolving line of credit loan to Borrower in the amount of Two Million and 00/100 Dollars ($2,000,000.00) ("Land Acquisition and Development Line of Credit Loan"), and Borrower may borrow, repay and reborrow under such line of credit from time to time, with each transaction to be in the minimum amount of One Thousand and 00/100 Dollars ($1,000.00). The Land Acquisition and Development Line of Credit Loan shall also be referred to as the "Land Acquisition and Development Line of Credit." The total outstanding principal balance under the Land Acquisition and Development Line of Credit shall never exceed the lesser of Two Million and 00/100 Dollars ($2,000,000.00) or the Parcel Base (as defined hereafter). The unpaid principal balance of the Land Acquisition and Development Line of Credit shall be repaid from time to time so that the unpaid balance thereof never exceeds the Parcel Base. As used herein, "Parcel Base" shall mean an amount equal to seventy-five percent (75%) of the appraised "as-is" value for a land acquisition Parcel (as defined hereafter) if the land acquisition Parcel is going to be developed in the succeeding twelve (12)-month period, and if the land acquisition Parcel is not going to be developed in the succeeding twelve (12) months or if Advances that have been made under the Land Acquisition and Development Line of Credit Loan have been outstanding for twelve (12) months and development has not commenced for the land acquisition Parcel, then Lender has the right to change such seventy-five percent

(75%) requirement to sixty-five percent (65%) and the amount of the Land Acquisition and Development Line of Credit Loan advanced for such land acquisition Parcel shall be reduced by a principal payment or a new appraisal supporting such value or appraised "discounted" value for a developed residential lots Parcel. Parcel means a parcel of land which Borrower has agreed to purchase from a third party which is not an Affiliate of Borrower, which Borrower intends to develop into one or more residential subdivisions and one or more Developed Lots and which land is located within the traditional markets for Borrower's residential building, including Marion and surrounding counties. Each Advance under the Land Acquisition and Development Line of Credit shall be separately documented with its own promissory note (with maturity dates that may extend beyond the maturity date of the Land Acquisition and Development Line of Credit, but in no event greater than thirty (30) months from the date of such notes, mortgage and other applicable loan documents. Borrower's right to obtain Advances under the Land Acquisition and Development Line of Credit shall mature and expire two (2) years from the time the first lot in such Parcel is sold, but in no event later than July 15, 2006. Notwithstanding any term, provision, condition or covenant contained herein or in any Note in connection herewith, upon the occurrence of an Event of Default, the outstanding principal amount hereunder and any accrued interest thereon shall become due and payable immediately upon the demand of Lender. The Land Acquisition and Development Line of Credit represents a renewal of an existing loan under the October 2003 Loan Agreement which was defined as the Land Acquisition and Development Line of Credit Loan thereunder. The initial principal balance of the Land Acquisition and Development Line of Credit represents the existing principal balance of the former Land Acquisition and Development Line of Credit Loan.

(f) <u>ACH Credit Facility</u>. A credit facility that shall represent a maximum credit/loan exposure of Five Hundred Thousand and 00/100 Dollars ($500,000.00) for automated clearing house purposes for payroll processing and other cash management facilities with credit exposure ("ACH Credit Facility"). Borrower's right to maintain or incur exposure under the ACH Facility shall mature and expire on July 15, 2006.

1.2 <u>Amendment and Restatement of Prior Agreements</u>. The Prior Agreements are hereby amended and restated in their entirety by the Loan Documents (as defined in Section 7.3 below) with the effect, among other things, that the Loan Documents evidence the entire agreement between the parties hereto respecting the subject matter hereof. The Loan Documents shall not constitute a novation of the indebtedness previously evidenced by the Prior Agreements.

1.3 <u>Cross-Default and Cross-Collateralization</u>. Any Event of Default under any one of the Loans (as defined hereafter) or any one of the Loan Documents shall constitute an Event of Default under all such Loans, hereunder and under that certain Construction Loan Agreement from Borrower to Lender dated October 14, 2004 for a construction and land acquisition loan in the amount of One Million One Hundred Thousand and 00/100 Dollars ($1,100,000.00) and all of the loan documents from Borrower to Lender incident thereto for the

development of the McGregor Highland residential subdivision project in Indianapolis, Marion County, Indiana, all as amended by that certain First Loan Modification Agreement between Lender and Borrower dated to be effective as of the date of this Agreement (collectively, the "Development Loan"). Likewise, any Event of Default under the Development Loan and any of the loan documents from Borrower to Lender incident thereto shall constitute an Event of Default under the Loans and the Loan Documents. Except for the Land Acquisition and Development Line of Credit Loan, any and all mortgages, collateral and security interests granted as security for any of the Loans shall also constitute collateral and security interests for all of the Loans, except for the Land Acquisition and Development Line of Credit Loan. Further, the separate mortgages, collateral and security interests granted as security for the separate Advances under the Land Acquisition and Development Line of Credit shall constitute collateral and security for the other separate Advances made under the Land Acquisition and Development Line of Credit, provided, however, upon the payment of all sums due Lender related to a separate project for which Advances have been made under the Land Acquisition and Development Line of Credit Loan, so long as there exists no Event of Default, upon the request of Borrower, Lender shall release any and all collateral and security interests specifically related to such project under the Land Acquisition and Development Line of Credit.

1.4 **Loans.** Loans, and advances ("Advance" or "Advances") made under Term Loan A, the Swap Loan, the Residential Construction Revolving Line of Credit, the Standby Letters of Credit, the Land Acquisition and Development Line of Credit (including the initial principal balances thereof, consisting of the outstanding principal balances under the Prior Loan Agreements) and the ACH Credit Facility shall individually be referred to as a "Loan" and collectively be referred to as the "Loans."

SECTION 2. PAYMENTS, INTEREST RATE AND FEES FOR TERM LOAN A, SWAP LOAN, RESIDENTIAL CONSTRUCTION REVOLVING LINE OF CREDIT AND LAND ACQUISITION AND DEVELOPMENT LINE OF CREDIT.

2.1 Interest Rate.

(a) Interest Rate for Term Loan A. Borrower, at Borrower's option, shall have the ability to designate that Term Loan A bear an Applicable Interest Rate (as defined hereafter) under either: (i) a fixed rate of interest per annum, which shall change in the manner set forth below, equal to the Applicable Interest Rate under the LIBOR Rate (as defined hereafter) in which case the Applicable Interest Rate for Term Loan A shall mean, from time to time, the per annum interest rate equal to the LIBOR Rate plus two hundred twenty-five (225) basis points (one hundred (100) basis points being equal to one percent (1%) per annum), or (ii) a variable rate of interest per annum, which shall change in the manner set forth below, equal to the Applicable Interest Rate under the LIBOR Rate in which case the Applicable Interest Rate for Term Loan A shall mean, from time to time, the per annum interest rate equal to the LIBOR Rate plus two hundred fifty (250) basis points.

As used herein, "LIBOR Rate" means the interest rate per annum obtained by dividing (i) the actual or estimated per annum interest rate, or the arithmetic mean of the per annum rates, of interest for deposits in U.S. dollars for the related LIBOR Rate Interest Period (as defined hereafter), as determined by Lender in its discretion based upon reference to information which appears on page LIBOR01, captioned British Bankers Assoc. Interest Settlement Rates, of the Reuters America Network, a service of Reuters America Inc. (or such other page that may replace that page on that service for the purpose of displaying London interbank offered rates; or, if such service ceases to be available or ceases to be used by Lender, such other reasonably comparable money rate service as Lender may select) as of two (2) LIBOR Rate Banking Days (as hereafter defined in Section 2.8) prior to the day on which, per the Borrowing Request, the LIBOR Rate Tranche (as defined hereafter) is to be disbursed; by (ii) an amount equal to one (1) minus the stated maximum rate (expressed as a decimal), if any, of all reserve requirements (including, without limitation, any marginal, emergency, supplemental, special or other reserves) that is specified on the first (1st) day of each LIBOR Rate Interest Period by the Board of Governors of the Federal Reserve System (or any successor agency thereto) for determining the maximum reserve requirement with respect to eurocurrency funding (currently referred to as "Eurocurrency liabilities" in Regulation D of such Board) maintained by a member bank of such System, or any other regulations of any governmental authority having jurisdiction with respect thereto, all as conclusively determined by Lender, plus (iii) the applicable spread. The LIBOR Rate will be calculated to a number that is carried five (5) places to the right of the decimal point. As used in this Section 2.1(a), "LIBOR Rate Interest Period" means, as selected by Borrower in accordance with the terms of this Agreement, thirty (30) days, provided that: (A) if any LIBOR Rate Interest Period would otherwise expire on a day which is not a LIBOR Rate Banking Day, the LIBOR Rate Interest Period shall be extended to the next succeeding LIBOR Rate Banking Day (provided, however, that if such next succeeding LIBOR Rate Banking Day occurs in the following calendar month, then the LIBOR Rate Interest Period shall expire on the immediately preceding LIBOR Rate Banking Day); and (B) Borrower shall not select a LIBOR Rate Interest Period which would expire later than December 5, 2009 for Advances made under Term Loan A.

Borrower may only choose a thirty (30) day LIBOR Interest Period under clause 2.1(a)(i) above and may only choose a thirty (30), sixty (60) or ninety (90) day LIBOR Interest Period under clause 2.1(a)(ii) above. Such notification must be received via the fax. At no time shall the maturity of any LIBOR Rate Interest Period under Term Loan A or the Swap Loan entered into exceed the maturity date of Term Loan A.

(b) Interest Rate for Swap Loan. The interest rate and fees applicable to the Swap Loan shall be governed by the contracts entered into for such rate management transactions then applicable.

(c) Interest Rate for Residential Construction Revolving Line of Credit. Borrower, at Borrower's option, shall have the ability to designate a portion of the

Residential Construction Revolving Line of Credit (a "Tranche"), to bear an Applicable Interest Rate (as defined hereafter) from time to time under the two interest pricing options following to be applied by Lender to the principal amounts outstanding under the Residential Construction Revolving Line of Credit and such interest pricing options shall be known as the Prime Rate Option (as defined hereafter) and the LIBOR Rate Option (as defined hereafter). Any portion of the Residential Construction Revolving Line of Credit which bears interest at the Prime Rate (as defined hereafter) shall be a Prime Rate Loan and any portion of the Residential Construction Revolving Line of Credit which bears interest at the LIBOR Rate shall be a LIBOR Rate Loan.

(i) Prime Rate Option. Under the Prime Rate Option, the Applicable Interest Rate for the Residential Construction Revolving Line of Credit shall mean the variable interest rate or rates per annum to be applied to the principal balance outstanding under a Prime Rate Tranche, from time to time, and as designated in a Borrowing Request (as defined in Section 2.8) with respect to any Prime Rate Tranche for which the Prime Rate is designated equal to the Prime Rate minus twenty-five (25) basis points, payable in arrears.

As used herein, "Prime Rate" will mean the floating interest rate per annum established by Fifth Third Bank (Central Indiana), Indianapolis, Indiana from time to time. The Prime Rate is not necessarily such bank's most favored rate. Subject to any maximum or minimum interest rate limitation specified herein or by applicable law, any variable rate of interest on the obligation evidenced hereby shall change automatically without notice to the undersigned immediately with each change in the Prime Rate. Lender shall notify the undersigned of changes in the Prime Rate with each interest billing.

(ii) LIBOR Rate Option. Under the LIBOR Rate Option, the Applicable Interest Rate for the Residential Construction Revolving Line of Credit shall mean the per annum interest rate equal to the LIBOR Rate plus two hundred two hundred fifty (250) basis points.

As used in this Section 2.1(c), "LIBOR Rate Interest Period" means, as selected by Borrower in accordance with the terms of this Agreement and with respect to each LIBOR Rate Tranche, thirty (30), sixty (60) or ninety (90) days, provided that: (A) if any LIBOR Rate Interest Period would otherwise expire on a day which is not a LIBOR Rate Banking Day, the LIBOR Rate Interest Period shall be extended to the next succeeding LIBOR Rate Banking Day (provided, however, that if such next succeeding LIBOR Rate Banking Day occurs in the following calendar month, then the LIBOR Rate Interest Period shall expire on the immediately preceding LIBOR Rate Banking Day); and (B) Borrower shall not select a LIBOR Rate Interest Period which would expire later than July 15, 2006 for Advances made under the Residential Construction Revolving Line of Credit.

Borrower may only choose a thirty (30), sixty (60) or ninety (90) day LIBOR Interest Period. Such notification must be received via the fax. At no time shall the maturity of any LIBOR Rate Interest Period under the Residential Construction Revolving Line of Credit entered into exceed the maturity date of the Residential Construction Revolving Line of Credit.

(d) Interest Rate for Land Acquisition and Development Line of Credit. Interest will accrue on the amount owing under the Land Acquisition and Development Line of Credit until paid at an Applicable Interest Rate which shall mean a variable rate of interest per annum, which shall change in the manner set forth below, equal to the Prime Rate minus twenty-five (25) basis points, payable monthly in arrears.

2.2 Adjustments to Interest Rates.

(a) Changes in Prime Rate. The Prime Rate shall be adjusted from time to time, without notice to Borrower, as necessary to reflect any changes in the Prime Rate, which adjustments shall be automatically effective on the day of any such change.

(b) Default Rate. Upon the occurrence of and during the continuance of an Event of Default, the outstanding principal amount of the Loans shall bear interest from the date of such occurrence at a rate per annum which is equal to four percent (4%) in excess of the Applicable Interest Rate then in effect, respectively for such Loans.

2.3 Interest Rate Option Elections, Renewals and Conversions. Subject to the terms of this Agreement, Borrower shall have the option to elect to have any Tranche under the Residential Construction Revolving Line of Credit accrue interest at the interest rate under either the Prime Rate Option or the LIBOR Rate Option pursuant to Section 2.1(c) and shall have the right to renew such elections and convert the Residential Construction Revolving Line of Credit to the interest rate under either the Prime Rate Option or the LIBOR Rate Option in accordance with Section 2.1(c). Notice of Borrower's election shall be made as provided in Section 2.8. Elections of, conversions to or renewals of the Prime Rate Option shall continue in effect until converted to the LIBOR Rate Option. Elections of, conversions to or renewals of the LIBOR Rate Option shall expire as to each such LIBOR Rate Tranche at the expiration of the applicable LIBOR Rate Interest Period. Any Tranche under the Residential Construction Revolving Line of Credit outstanding for which no elections have been made shall bear interest under the Prime Rate Option. The forms necessary to execute these requests will be provided by Lender to Borrower at closing.

2.4 Special Provisions Relating to LIBOR Rate Option.

(a) LIBOR Rate Unascertainable. In the event that on any date on which a LIBOR Rate would otherwise be set, Lender shall have reasonably determined in good faith (which determination shall be final and conclusive) that, by reason of circumstances affecting the London interbank market, adequate and reasonable means do not exist for

ascertaining the LIBOR Rate, or there shall exist any change arising after the date hereof in any applicable law or governmental rule, regulation or order (or any interpretation thereof, including the introduction of any new law or governmental rule, regulation or order), or any other circumstance affecting Lender or the interbank market (such as, but not limited to, official reserve requirements required by Regulation D of the Board of Governors of the Federal Reserve System), Lender shall give prompt notice of such determination to Borrower and until Lender notifies Borrower that the circumstances giving rise to such determination no longer exist, the right of Borrower to borrow under, renew or convert to the LIBOR Rate Option shall be suspended and shall be treated as a request to borrow under, renew or convert to the Prime Rate Option.

(b) Illegality of Offering LIBOR Rate. If Lender shall reasonably determine in good faith, which determination shall be final and conclusive, that compliance by Lender with any applicable governmental rule (whether or not having the force of law), or the interpretation or application thereof by any governmental authority has made it unlawful for Lender to make or maintain a LIBOR Rate Loan, Lender shall give notice of such determination to Borrower. Notwithstanding any provision of this Agreement to the contrary, unless and until Lender shall give notice to Borrower that the circumstances giving rise to such determination no longer apply:

(i) with respect to any LIBOR Rate Interest Periods thereafter commencing, interest on the corresponding LIBOR Rate Tranches shall be computed and payable under the Prime Rate Option; and

(ii) on such date, if any, as shall be required by law, any LIBOR Rate Tranches then outstanding shall be automatically renewed at the Prime Rate Option; and Borrower shall pay to Lender the accrued and unpaid interest on such LIBOR Rate Tranches to (but not including) such renewal date. Borrower shall pay Lender any additional amounts reasonably necessary to compensate Lender (on an after-tax basis) for any out-of-pocket costs incurred by Lender as a result of any renewal pursuant to this subsection (ii) on a day other than the last day of the relevant LIBOR Rate Interest Period, including, but not limited to, any interest or fees payable by Lender of funds obtained by them to loan or maintain the Tranche under Term Loan A or the Residential Construction Revolving Line of Credit so converted. Lender shall furnish to Borrower a certificate showing the calculation of the amount necessary to compensate Lender (on an after-tax basis) for such costs (which certificate, in the absence of manifest error, shall be conclusive), and Borrower shall pay such amount to Lender as additional consideration hereunder, within ten (10) days of Borrower's receipt of such certificate.

(c) Indemnity. In addition to the other provisions of this Section 2.4(c), Borrower hereby agrees to indemnify Lender against any loss or expense which Lender may sustain or incur as a consequence of any default by Borrower in failing to make any

borrowing, conversion, or renewal hereunder to bear interest at the LIBOR Rate Option on the scheduled date, in failing to make when due (whether by declaration, acceleration or otherwise) any payment of any LIBOR Rate Tranche or in making any payment or prepayment of any LIBOR Rate Tranche or any part thereof on any day other than the last day of the relevant LIBOR Rate Interest Period, including but not limited to any loss of profit, premium or penalty incurred by Lender in respect of funds borrowed by it for the purpose of making or maintaining any LIBOR Rate Tranche as determined in good faith by Lender in the exercise of its sole but reasonable discretion. Lender shall furnish to Borrower a certificate showing the calculation of the amount of any such loss or expense and give a reasonable explanation thereof (which certificate, absent manifest error, shall be conclusive and binding for all purposes), and Borrower shall pay such amount to Lender within ten (10) days of Borrower's receipt of such certificate.

(d) Increased Costs. If due to either (i) the introduction of or any change in or in the interpretation of any law or regulation after the date hereof, or (ii) the compliance with any guideline or request from any central bank or other governmental authority (whether or not having the force of law) issued or made after the date hereof, there shall be reasonably incurred any increase in the cost to any Lender of agreeing to make or making, funding or maintaining a LIBOR Rate Loan, then Borrower shall from time to time, upon demand by Lender, pay to Lender additional amounts sufficient to compensate Lender for such increased cost. Lender shall furnish to Borrower a certificate showing the calculation of such increased cost and give a reasonable explanation thereof (which certificate, absent manifest error, shall be conclusive and binding for all purposes), and Borrower shall pay such amount to Lender within ten (10) days of Borrower's receipt of such certificate.

(e) Capital Adequacy. If Lender determines that (i) compliance with any law or regulation or any guideline or request from any central bank or other governmental authority (whether or not having the force of law) affects or would affect the amount of capital required or expected to be maintained by Lender, whether directly or indirectly as a result of commitments of any corporation controlling Lender (but without duplication), and (ii) the amount of such capital is increased by or based upon the existence of Lender's commitment to lend hereunder, then, upon demand by Lender, Borrower shall immediately pay to Lender from time to time as specified by Lender additional amounts sufficient to compensate Lender in light of such circumstances, to the extent that Lender reasonably determines such increase in capital to be allocable to the transactions contemplated hereby. Lender shall furnish to Borrower a certificate showing the calculation of the amount of any increase in capital and give a reasonable explanation thereof (which certificate, absent manifest error, shall be conclusive and binding for all purposes), and Borrower shall pay such amount to Lender within ten (10) days of Borrower's receipt of such certificate.

2.5 Interest Payment Dates. Interest due on all outstanding Loans accruing interest at the Prime Rate or the Prime Rate Option shall be payable monthly in arrears on the first (1st)

day of each consecutive calendar month for the month just ended, with the first such payment due on January 1, 2005. Interest due on all outstanding Loans accruing interest at the LIBOR Rate or LIBOR Rate Option shall be payable on the last day of the LIBOR Rate Interest Period. If the due date of any payment under the Notes (as defined hereafter) shall be a day that is not a Banking Day (as defined hereafter) or LIBOR Rate Banking Day, the due date will be extended to the next succeeding Banking Day; provided, however, that if such next succeeding Banking Day or LIBOR Rate Banking Day occurs in the following calendar month, then the due date will be the immediately preceding Banking Day or LIBOR Rate Banking Day.

2.6 **Calculation of Interest**. Interest under the Loans shall be calculated on the basis of the actual number of days elapsed, using a year of three hundred sixty (360) days. Interest for any period shall be calculated from and including the first day thereof to but not including the last day thereof. All sums due hereunder, Term Loan A, Term Note A (as defined hereafter), the Swap Loan, the Standby Letters of Credit, the Residential Construction Revolving Line of Credit, the Residential Construction Revolving Line of Credit Note (as defined hereafter), the Land Acquisition and Development Line of Credit, the Land Acquisition and Development Line of Credit Note (as defined hereafter) and the Loan Documents shall be without relief from valuation and appraisement laws.

2.7 **Interest Limitation**. All agreements between Borrower and Lender are hereby expressly limited so that in no contingency or event whatsoever, whether by reason of acceleration of maturity of the indebtedness evidenced hereby, the Notes or otherwise, shall the amount paid or agreed to be paid to Lender for the use, forbearance, loaning or detention of the indebtedness evidenced hereby, the Notes or otherwise exceed the maximum permissible under applicable law. If from any circumstance whatsoever, fulfillment of any provision hereof or of the Notes or any other Loan Document at any time given the amount paid or agreed to be paid shall exceed the maximum permissible under applicable law, then, the obligation to be fulfilled shall automatically be reduced to the limit permitted by applicable law, and if from any circumstance Lender should ever receive as interest an amount which would exceed the highest lawful rate of interest, such amount which would be in excess of such highest lawful rate of interest shall be applied to the reduction of the principal balance evidenced by the Notes and not to the payment of interest. This provision shall control every other provision of all agreements between Borrower and Lender and shall be binding upon and available to any subsequent holder of the Notes.

2.8 **Requests for Loans, Interest Rate Options and Conversions**. Whenever Borrower desires that Lender make an Advance under the Residential Construction Revolving Line of Credit on a particular Banking Day (which means any day other than a Saturday, Sunday or a public holiday or the equivalent for banks generally under the laws of the State of Indiana), Borrower shall give Lender at Lender's Indianapolis main office telex, telecopy, electronic mail or notice by telephone ("Borrowing Request"), not later than 1:00 p.m., Indianapolis time, on such Banking Day if a Prime Rate Loan is requested, and not later than 1:00 p.m., Indianapolis time, at least two (2) LIBOR Rate Banking Days (which means any Banking Day on which banks in London, England settle payments), or in the case of a LIBOR Rate Loan, two (2)

Banking Days, prior to the date of the requested Advance, if such Advance is a LIBOR Rate Tranche, and confirmed in writing by appropriate written notice at the request of Lender with such written confirmation, if any, to be in form and substance as Lender hereafter may otherwise reasonably require ("Borrowing Notice"). Each Borrowing Notice and Borrowing Request submitted with respect to the Residential Construction Revolving Line of Credit and advanced thereunder shall be irrevocable and shall specify the aggregate principal amount of the Residential Construction Revolving Line of Credit to be advanced pursuant to such Borrowing Request, whether such Residential Construction Revolving Line of Credit Advance is to be a Prime Rate Tranche or a LIBOR Rate Tranche or both (with the amount of each such Tranche), the date of such Residential Construction Revolving Line of Credit Advance is to be made (which shall be a Banking Day and, if a LIBOR Rate Loan, a LIBOR Rate Banking Day at least two (2) LIBOR Rate Banking Days after the date of such Borrowing Request) and, if such Tranche bears interest at a per annum rate based on the LIBOR Rate, the designated LIBOR Rate Interest Period. Any Borrowing Request received after 1:00 p.m., Indianapolis time, shall be deemed to be received on the next Banking Day. On any one date, Borrower shall be entitled to request no more than one Residential Construction Revolving Line of Credit Advance. All Standby Letters of Credit shall be considered an Advance under the Residential Construction Revolving Line of Credit Loan, and shall be subject to the limitations ofSECTION 1 hereof. A Borrowing Request from Borrower pursuant to this Section 2.8 with respect to a LIBOR Rate Tranche shall irrevocably commit Borrower to accept such LIBOR Rate on the date specified in such Borrowing Request.

In addition to the Borrowing Request and Borrowing Notice, whenever Borrower desires that Lender make a Residential Construction Revolving Line of Credit Advance, Borrower shall provide to Lender an updated form of "Borrowing Base Report," "Additions Report" and "Releases Report" substantially in the form of **EXHIBIT "A"**, **EXHIBIT "B"** and **EXHIBIT "C"**, respectively, attached hereto. The Borrowing Base Report will be categorized separately for Contract Homes, Model Homes and Spec Homes, and each shall be further organized so as to include specific information as to subdivision, lot number or description, price, percentage of completion, eligible amount remaining to be advanced, interest rate, the amount comprising the Borrowing Base and such other information as Lender from time to time may reasonably require. The Additions Report and the Deletions Report shall also include the applicable legal descriptions of the real estate applicable to each Home that is subject to a first Advance, and further, be accompanied by a title insurance commitment, surveyor's location report and a Mortgagor's Affidavit pursuant to the requirements of this Agreement. Further, Borrower shall, if such Borrowing Request and Borrowing Notice is for an Advance for a new Home, provide to Lender an executed Amendment to Mortgage (in recordable form) ("Amendment") in the form of **EXHIBIT "D"** attached hereto reflecting the applicable legal description(s) thereof. The funding schedule for each Home shall be limited to a maximum of three (3) Advances for each Home as follows: (a) the first Advance shall not exceed twenty percent (20%) of the total funds available for such Home and shall be available upon the closing of the purchase of the lot for such Home; (b) the second Advance shall not exceed forty percent (40%) of the total funds available for such Home and shall be available upon the

completion of the framing of such Home; and (c) the third and final Advance for each Home shall not exceed forty percent (40%) of the total funds available for such Home and shall be available upon completion of the ~~construction, including the~~ interior ~~and~~ trim of such Home.

Whenever Borrower desires that Lender make an Advance under the Land Acquisition and Development Line of Credit, Borrower shall submit a Borrowing Request and a Borrowing Notice in the same form and manner as provided above. Prior to any Advance by Lender under the Land Acquisition and Development Line of Credit, Borrower shall have provided to Lender satisfactory title insurance, survey, permits, environmental reports, appraisal, proof of insurance, payment of taxes and such other information as Lender may reasonably require. Borrower shall provide to Lender a satisfactory and detailed budget and the projected funding costs for each separate transaction for which an Advance is requested under the Land Acquisition and Development Line of Credit. Further, Borrower shall provide evidence to Lender prior to the initial Advance under the Land Acquisition and Development Line of Credit in the form of the value of contributed land or prepaid development costs, or both, of such equity as may be required by Lender for each subdivision project contemplated under the Land Acquisition and Development Line of Credit. Borrower shall also provide to Lender a retail price list for the lots acquired or to be developed for each subdivision for which Advances are requested under the Land Acquisition and Development Line of Credit. Prior to closing of the initial Advance for each project, Borrower shall also provide to Lender satisfactory evidence of the pre-sale of all acquired or to be developed lots in each respective subdivision either by Borrower or such residential builders that are reasonably satisfactory to Lender, and at a sales price per lot that is supported by an appraisal that is satisfactory to Lender and at an average sales price per lot that is sufficient to repay Lender all Advances made or to be made under the Land Acquisition and Development Line of Credit for each respective subdivision project. Lender's requirement for the release price per lot will be determined at the time Lender's underwriting is completed for a specific subdivision project; however, such release price will not be less than eighty-five percent (85%) of the average sales price per lot, and such lots will maintain a take-down schedule sufficient to repay each new Advance segment within thirty (30) months from the initial Advance for such project.. Notwithstanding the foregoing, Lender reserves the right, upon the occurrence of an Event of Default or the existence of circumstances, which in Lender's reasonable determination, suggests the value of such lots has been significantly impaired, to adjust the release price up to one hundred percent (100%) of the net proceeds to be realized for each lot. The maximum term of each note for a subdivision project shall be thirty (30) months from the date of the initial Advance.

Whenever Borrower desires that Lender make a Land Acquisition and Development Line of Credit Advance, Borrower shall also provide to Lender an updated form of "Parcel Base Report" substantially in the form of **EXHIBIT "E"** attached hereto. The Parcel Base Report shall include an appraisal, environmental study, survey, permits, detailed budget for the acquisition and development of each Parcel, price lists for lot retail prices, insurance and real estate taxes, evidence of a pre-sale of all lots to Borrower or an acceptable residential builder, and evidence of sufficient equity contribution by Borrower's members as attachments in a form acceptable to Lender. Further, Borrower shall, if such Borrowing Request and Borrowing Notice

is for an Advance for a new Parcel, provide to Lender an executed Amendment in the form of **EXHIBIT "D"** attached hereto reflecting the applicable legal description(s) thereof.

In addition, subject to the limitations set forth in this Agreement, Borrower may on any Banking Day, with respect to any existing Prime Rate Tranche, or on the last day of an existing LIBOR Rate Interest Period, with respect to a LIBOR Rate Tranche, request that a portion of the Residential Construction Revolving Line of Credit be converted to or continued as ("Conversion Request") a Prime Rate Tranche or a LIBOR Rate Tranche, as the case may be. If within two (2) LIBOR Rate Banking Days prior to the last day of an LIBOR Rate Interest Period, Lender has not received a Conversion Request designating a LIBOR Rate Tranche to be continued as a LIBOR Rate Tranche, on the last day of the LIBOR Rate Interest Period, such LIBOR Rate Tranche shall become a Prime Rate Tranche. Notwithstanding any provision of this Agreement to the contrary, any Borrowing Request or Conversion Request which requests a LIBOR Rate Tranche must be in integral multiples of $100,000.00, with a minimum of $1,000,000.00. Upon the occurrence and during the continuance of an Event of Default, Borrower's right to elect, renew or convert to LIBOR Rate Tranches shall be suspended. In addition, Borrower may have no more than five (5) LIBOR Rate Tranches under the Residential Construction Revolving Line of Credit and one (1) LIBOR Rate Tranche under each subdivision project under the Land Acquisition and Development Line of Credit. Subject to the following paragraph of this Section 2.8, Lender acknowledges that a Borrowing Notice or a Conversion Request shall only be effective if it is signed by C. Richard Davis or Jerry Crone.

Without in any way limiting Borrower's obligation to confirm in writing any notice by telephone upon request by Lender, Lender may act without liability upon the basis of any notice by telephone believed by Lender in good faith to be from Borrower prior to receipt of written confirmation, and the records of Lender shall govern any decision made by Lender in this regard absent manifest error.

2.9 __Commitment Fees__. Borrower will pay Lender: (a) a commitment fee of Ten Thousand and 00/100 Dollars ($10,000.00) for Term Loan A on the date hereof; (b) no commitment fee shall be due on the Swap Loan; (c) a commitment fee equal to .25% on the date hereof and annually thereafter (payable on a calendar quarter basis in advance) for the Residential Construction Line of Credit, provided, however, if Borrower maintains its primary cash depository relationship and an acceptable level of treasury management services with Lender, then such .25% fee shall be reduced to .00125% for the following calendar year; (d) a fee of one percent (1%) per annum on the date hereof and annually thereafter for each Standby Letter of Credit and on each anniversary thereof, until such Standby Letter of Credit expires which fee shall be earned on the date that the Standby Letter of Credit is issued; and (e) one-half of one percent (.005%) on the maximum note availability for each allocation made under the Land Acquisition and Development Line of Credit which shall be payable in advance prior to the date of the initial Advance for each separate project thereunder.

2.10 __**Audit of Borrowing Base.**__ Lender shall have the right in its sole and reasonable discretion, at Borrower's sole cost and expense which shall be promptly reimbursed to Lender,

but not more than quarterly in any calendar year so long as there exists no Event of Default, to perform or cause to be performed, by the auditors of Lender or such other independent auditing firm as Lender may reasonably determine, an audit, appraisal or evaluation of the assets comprising the Borrowing Base and the Parcel Base, including, without limitation, the Model Homes available for sale.

2.11 **Rate Management Transactions.** In the event Borrower and Lender enter into Rate Management Transactions (as defined hereafter) in connection with the Swap Loan, Borrower shall be responsible for any and all obligations, contingent or otherwise, whether now existing or hereafter arising, of Borrower to Lender, or to any of its subsidiaries or affiliates or successors arising under or in connection with such Rate Management Transactions, all of which obligations shall be entitled to all of the benefits and protections afforded to Lender under or pursuant to this Agreement. "Rate Management Transactions" means any transaction (including an agreement with respect thereto) now existing or hereafter entered into among Borrower and Lender, or any of its subsidiaries or affiliates or their successors, which is a rate swap, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, forward transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of these transactions) or any combination thereof, whether linked to one or more interest rates, foreign currencies, commodity prices, equity prices or other financial measures.

SECTION 3. EVIDENCE OF TERM LOAN A, RESIDENTIAL CONSTRUCTION REVOLVING LINE OF CREDIT, STANDBY LETTERS OF CREDIT, LAND ACQUISITION AND DEVELOPMENT LINE OF CREDIT AND ACH CREDIT FACILITY, TERMS OF PAYMENT AND MATURITY.

3.1 Evidence of Term Loan A, Swap Loan, Residential Construction Revolving Line of Credit, Standby Letters of Credit, Land Acquisition and Development Line of Credit and ACH Credit Facility and Terms of Payment.

(a) The Notes. Term Loan A shall be evidenced by one or more promissory notes ("Term Loan A Note") in the form of **EXHIBIT "F"** to this Agreement, or by one or more notes subsequently executed in substitution therefor. The Swap Loan shall be evidenced by those documents evidencing the Rate Management Transaction as subsequently provided by Lender to Borrower. The Letters of Credit shall be evidenced by those documents subsequently provided by Lender to Borrower. The Residential Construction Revolving Line of Credit shall be evidenced by one or more promissory notes ("Residential Construction Revolving Line of Credit Note") in the form of **EXHIBIT "G"** to this Agreement, or by one or more notes subsequently executed in substitution therefor. The Land Acquisition and Development Line of Credit shall be evidenced by one or more promissory note ("Land Acquisition and Development Line of Credit Note") in the form of **EXHIBIT "H"** to this Agreement, or by one or more notes

subsequently executed in substitution therefor. The ACH Credit Facility will be evidenced and secured by such documents as required by Lender ("ACH Loan Documents"). Term Note A, documents evidencing the Swap Loan and the Rate Management Transactions, the Residential Construction Revolving Line of Credit Note, the Standby Letters of Credit, the Land Acquisition and Development Line of Credit Note and the ACH Loan Documents shall be individually and collectively referred to as the "Note" or "Notes." Except as set forth following, repayment of the Loans and the payment of interest shall be made in accordance with the terms of this Agreement and the Notes then outstanding pursuant to this Agreement. All sums due under the Notes and hereunder shall be without notice of acceptance, presentment, notice of dishonor, protest, notice of protest and relief from valuation and appraisement laws. Any authorized officer or employee of Borrower may execute any document required for such purposes as an act of Borrower and as agent for Borrower who will be bound thereby.

(b) Terms of Payments Under Residential Construction Revolving Line of Credit. Upon the closing of a sale of a Home, Borrower shall pay to Lender an amount equal to the Mortgage Release Price (as defined hereafter) in respect thereof. The term "Mortgage Release Price" under this Section 3.1(b) means that amount, if any, required to reduce the outstanding principal balance of the Residential Construction Revolving Line of Credit so that the outstanding principal balance under the Residential Construction Revolving Line of Credit shall not exceed the Borrowing Base, recomputed to reflect the sale of the Home. Unless an Event of Default has occurred and is continuing, each such Mortgage Release Price payment received by Lender shall be applied, in reduction of the outstanding principal balance of the Residential Construction Revolving Line of Credit. In the event the outstanding principal balance is reduced to zero, any remaining funds associated with the sale of a Home shall be deposited into Borrower's primary depository account maintained with Lender.

(c) Terms of Payments of Land Acquisition and Development Line of Credit. Upon the closing of a sale of a Developed Lot (as defined hereafter) from a Parcel, Borrower shall pay to Lender an amount equal to the Mortgage Release Price (as defined hereafter) in respect thereof. Developed Lot means, as of the date of any determination, a single-family residential lot owned by Borrower, located in a platted subdivision, which lot has utilities available at either the boundaries thereof or across the street, is contiguous to a publicly dedicated street, and for which a building permit for the construction of a single-family residence thereon is available, but on which the construction of a residence has not yet commenced. The term "Mortgage Release Price" under this Section 3.1(c) means that amount, if any, required to reduce the outstanding principal balance of the Land Acquisition and Development Line of Credit so that the outstanding principal balance under the Land Acquisition and Development Line of Credit shall not exceed the Parcel Base, recomputed to reflect the sale of the Developed Lot but in no event shall be less than eighty-five percent (85%) of the average sale price for all Developed Lots in the Parcel. In the event Lender deems itself insecure, the Mortgage Release Price will be one hundred percent (100%) of the sale price of the Developed Lot. Unless an Event of

Default has occurred and is continuing, each such Mortgage Release Price payment received by Lender shall be applied, in reduction of the outstanding principal balance of the Land Acquisition and Development Line of Credit. In the event the outstanding principal balance is reduced to zero, any remaining funds associated with the sale of a Developed Lot shall be deposited into Borrower's primary depository account maintained with Lender.

(d) Mortgage Releases. Upon receipt of the applicable Mortgage Release Price, Lender shall fully release the applicable lot to which such payment relates from the lien of any and all mortgage and/or security interests Lender may have attached in or to such lot.

3.2 Maturity.

(a) Term Loan A Maturity Date. Term Loan A shall have a maturity date of December 5, 2009.

(b) Swap Loan Maturity Date. The Rate Management Transaction Agreements issued for the Swap Loan shall have a maturity date of December 5, 2009.

(c) Residential Construction Revolving Line of Credit Maturity Date. The Residential Construction Revolving Line of Credit shall have a maturity date of July 15, 2006.

(d) Standby Letters of Credit Maturity Date. The Standby Letters of Credit will have a maturity date of not later than July 15, 2006.

(e) Land Acquisition and Development Line of Credit Maturity Date. The Land Acquisition and Development Line of Credit shall have a maturity date of July 15, 2006.

(f) ACH Credit Facility Maturity Date. The ACH Credit Facility shall have a maturity date of July 15, 2006.

SECTION 4. PREPAYMENT.

4.1 Prepayment Under Prime Rate. Borrower shall have the right to prepay, without any premium, all or any portion of the Loans that are subject to the Prime Rate.

4.2 Prepayment Under LIBOR Rate Option. For all or any portion of the Loans that are subject to the LIBOR Rate, Borrower shall have the right to prepay or convert with a "yield-protection" premium as follows: "yield protection": Borrower shall pay Lender, on a net basis, the amount of any loss or expense which Lender will sustain or incur due to Lender's prepayment of the underlying applicable LIBOR Rate contracts as a consequence of any such prepayment or conversion, and Lender shall notify Borrower of the amount reasonably

determined by Lender in good faith by Lender, which determination shall be conclusive, to be necessary to indemnify Lender for such loss or expense. Borrower shall give Lender not less than one (1) Banking Day's notice of any intended prepayment, and such notice shall be irrevocable. If the balance of the Note is accelerated in accordance with the terms hereof or the Loan Documents, the resulting balance due shall be considered a prepayment due as of the date of acceleration. Borrower agrees that any prepayment premium is a reasonable estimate of loss and not a penalty. The prepayment premium is payable as liquidated damages for the loss of bargain, and its payment shall not in any way reduce, affect or impair any other obligation of Borrower under the Note or any of the Loan Documents.

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4.3 **Prepayments (In General).** Unless otherwise specified, prepayments shall be applied first to Loans subject to the Prime Rate, and then to Loans subject to the LIBOR Rate Option in a manner that will minimize the "yield protection" premium payable by Borrower. Borrower further agrees that any prepayment premium shall be due and payable to Lender if ~~regardless of whether~~ the prepayment results from Borrower's voluntary prepayment. Unless Lender shall otherwise agree in writing, partial prepayments of principal shall be credited to installments of principal in inverse order of maturity and shall not postpone the due dates of the monthly installments required hereunder. Borrower shall give Lender not less than ten (10) Banking Day's notice of any intended prepayment, and such notice shall be irrevocable. If the balance of the Note is accelerated in accordance with the terms hereof or the Loan Documents, the resulting balance due shall be considered a prepayment due as of the date of acceleration. Borrower agrees that any prepayment premium is a reasonable estimate of loss and not a penalty. The prepayment premium is payable as liquidated damages for the loss of bargain, and its payment shall not in any way reduce, affect or impair any other obligation of Borrower under the Note or any of the Loan Documents.

SECTION 5. USE OF PROCEEDS.

The proceeds of Term Loan A were originally, under the July 2002 Loan Agreement, used to finance short-term working capital to support inventory and building materials for Borrower's Wholesale Division and are now being converted to the Term Loan A Note. The proceeds of the Swap Loan are being used for the same purpose as Term Loan A. The proceeds of the Residential Construction Revolving Line of Credit shall be used to finance the construction of Contract Homes, Spec Homes and Model Homes. The proceeds of the Land Acquisition and Development Line of Credit shall be used to finance the acquisition and the development of land into newly developed subdivisions for sale or to make bulk lot purchases from other developers. The ACH Credit Facility shall be used to finance the credit exposure related to payroll processing and other cash management facilities.

SECTION 6. COSTS AND EXPENSES.

Borrower will pay all costs and expenses incurred by Lender in connection with the Loans provided for in this Agreement. Such costs may include, but not be limited to, reasonable fees, and out-of-pocket expenses of Lender's counsel, title insurance premiums and costs,

recording and filing fees, appraisal fees, inspection fees, environmental assessments and inspections, survey fees, and internal or external audit expenses. In the event Borrower fails to pay any such costs or expenses within ten (10) days after demand, Borrower hereby authorizes Lender to make an Advance under the Loans for such costs and expenses and such costs and expenses shall be deemed to be a part of the Loans and secured by any and all security and collateral for the Loans.

SECTION 7. COLLATERAL AND SECURITY, LOAN DOCUMENTS AND LENDER'S APPOINTMENT AS ATTORNEY-IN-FACT.

7.1 Collateral and Security.

(a) Term Loan A and Swap Loan. As collateral and security for Term Loan A and the Swap Loan (and all Rate Management Transactions), Borrower grants to Lender, subject to the permitted encumbrances more particularly described on **EXHIBIT "I"** attached hereto, a first security interest in all of Borrower's accounts, accounts receivable, inventory, vehicles, equipment and other assets and personal property, tangible and intangible, instruments, of every kind and description, owned by Borrower, whether now owned or hereafter acquired or created by Borrower, but only with respect to and as used solely in and directly related to the conduct of the business of what is commonly known as the Davis Homes Wholesale Division and which may be located at one or more locations, including, but not limited to, 2702 North Tibbs Avenue, Indianapolis, Marion County, Indiana. Lender, by its acceptance of this Agreement, the Security Agreement (as defined hereafter) and the Loan Documents, acknowledges and agrees (i) tenants and Affiliates of Borrower may from time to time use the premises where the Davis Homes Wholesale Division is located to store and operate other personal property (including, without limitation, fixtures) not used in connection with the operation and conduct of business by Borrower of the Davis Homes Wholesale Division; and (ii) that no lien or security interest in favor of Lender shall encumber or attach to any such property of such tenants or Affiliates, without limitation, or any accounts, contracts, rights, general intangibles, files, books of account or agreements arising therefrom. It is acknowledged by Lender that the lien and security interest in the collateral under the Security Agreement and/or the Loan Documents is not intended to apply to and shall not cover any property subject to the lien and/or security interest granted by Davis Wholesale, LLC to Business Men's Assurance Company of America pursuant to the terms of that certain Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing, dated May 20, 2002, recorded in the Office of the Recorder of Marion County, Indiana as Instrument No. 2002-0094825, and/or that certain related UCC-1 Financing Statement filed in the Office of the Secretary of State of Indiana as File No. 2002-00004458439. The security interest granted hereunder shall be evidenced by and Borrower shall execute and deliver a Security Agreement Equipment, Motor Vehicles, Inventory and Receivables (hereinafter the "Security Agreement") in the form of **EXHIBIT "J"** attached hereto. As further collateral and security for Term Loan A and the Swap Loan (and all Rate Management Transactions), Borrower agrees to cause

Davis Investments, L.P., an Indiana limited partnership ("Davis Investments") and Davis Holding Corporation, an Indiana corporation ("Davis Holding") (collectively, "Guarantors") to execute and deliver to Lender at closing of this Agreement a Continuing Guaranty Unlimited ("Guaranty") guaranteeing to Lender any and all indebtedness, liabilities or obligations of, under or in conjunction with Term Loan A and the Swap Loan (and all Rate Management Transactions).

(b) Residential Construction Revolving Line of Credit and Standby Letters of Credit. As collateral and security for the Residential Construction Revolving Line of Credit and Standby Letters of Credit, Borrower grants to Lender, subject to the permitted encumbrances more particularly described on **EXHIBIT "I"** attached hereto, a first real estate mortgage and security interest ("Lot Mortgages") in Borrower's fee simple interest in and to the real property being acquired with respect to each Home in the full amount of all Loans in the county in which such Homes are located. Each Lot Mortgage will contain cross default provisions with all other Lot Mortgages. The Lot Mortgages shall be in the form as set forth in **EXHIBIT "K"** attached hereto. Borrower shall also with respect to each Lot Mortgage execute and deliver a mortgagor's affidavit ("Lot Mortgagor's Affidavit") which shall be in the form as **EXHIBIT "L"** attached hereto. Borrower shall also execute and deliver to Lender an environmental indemnity agreement ("Lot Environmental Indemnity Agreement"). In the event there exists outstanding Standby Letters of Credit after the expiration, termination or nonrenewal of the Residential Construction Revolving Line of Credit, Lender shall continue to hold the collateral security as identified in this Section 7.1(b) or upon release thereof by Lender or if Lender determines in its sole and reasonable discretion that the value of such collateral is insufficient, the Borrower shall provide additional cash collateral on deposit as Lender may in its sole and reasonable discretion request, and further, all outstanding balances under such Standby Letters of Credit shall be evidenced by a demand promissory note from Lender to Borrower at an interest rate to then be determined by Lender. Borrower agrees to cause Guarantors to execute and deliver to Lender the Guaranty guaranteeing to Lender any and all indebtedness, liabilities or obligations of, under or in conjunction with the Residential Construction Revolving Line of Credit and the Standby Letters of Credit.

(c) Land Acquisition and Development Line of Credit. As collateral and security for the Land Acquisition and Development Line of Credit, Borrower grants to Lender, subject to the permitted encumbrances more particularly described on **EXHIBIT "M"** attached hereto, a first real estate mortgage and security interest ("Parcel Mortgages") in Borrower's fee simple interest in and to the real property being acquired with respect to each Parcel, in the full amount of all Loans in the county in which such Parcel is located. Each Parcel Mortgage will contain cross default provisions with all other Parcel Mortgages. The Parcel Mortgages shall be in the form as set forth in **EXHIBIT "N"** attached hereto. Borrower shall also with respect to each Parcel Mortgage execute and deliver a mortgagor's affidavit ("Parcel Mortgagor's Affidavit") which shall be in the form as **EXHIBIT "O"** attached hereto. Borrower shall also execute and deliver to Lender an environmental indemnity agreement

("Parcel Environmental Indemnity Agreement"). Borrower agrees to cause Guarantors to execute and deliver to Lender the Guaranty guaranteeing to Lender any and all indebtedness, liabilities or obligations of, under or in conjunction with the Land Acquisition and Development Line of Credit.

The Lot Mortgages and the Parcel Mortgages may hereinafter be collectively referred to as the "Mortgages." The Lot Mortgagor's Affidavit and the Parcel Mortgagor's Affidavit may hereafter be collectively referred to as the "Mortgagor's Affidavit." The Lot Environmental Indemnity Agreement and the Parcel Environmental Indemnity Agreement may be hereinafter collectively referred to as the "Environmental Indemnity."

(d) Other Documents. At the request of Lender, Borrower shall join with Lender in executing, delivering and filing one or more financing statements in a form satisfactory to Lender and shall pay the cost of filing the same in all public offices wherever filing is deemed by Lender to be necessary or desirable. A carbon, photographic or other reproduction of this Agreement or of a financing statement shall be sufficient as a financing statement. At the request of Lender, Borrower will authorize and cause to be executed any and all documents which Lender shall reasonably require in order to effect any of the foregoing. Borrower will deliver to Lender also at closing or at any time prior thereto resolutions of Borrower's members in a form satisfactory to Lender and Lender's counsel, authorizing and approving the transactions contemplated hereunder.

(e) Release of Charles R. Davis Guaranty. By its acceptance hereof, Lender acknowledges that it has released any and all guarantys of Charles R. Davis that existed under the Prior Loan Agreements and that the same are no longer in effect.

7.2 **Continuing Obligations.** Notwithstanding anything to the contrary contained herein or in any other document executed herewith, subject to Section 1.2 above, Borrower does hereby acknowledge the giving of certain collateral to Lender as security for the payment and performance of all obligations under the Prior Loan Agreements. Borrower and Lender do further acknowledge that this Agreement and the Loans provided for hereunder constitute an assumption, modification, extension, renewal or replacement of the Prior Loan Agreements.

7.3 **Loan Documents.** This Agreement, Term Note A, the documents evidencing the Swap Loan (and all Rate Management Transactions), the Residential Construction Revolving Line of Credit Note, the Land Acquisition and Development Line of Credit Note, the ACH Loan Documents, the Guaranty, the Security Agreement, the Mortgages, the Environmental Indemnity and all other documents, agreements and instruments described herein as having been executed contemporaneous herewith or hereafter executed in connection with the Loans described herein, and all other documents, agreements and instruments entered into and delivered incident thereto and hereto by Borrower or Guarantors to Lender shall collectively be known as the "Loan Documents."

SECTION 8. WARRANTIES AND REPRESENTATIONS.

Borrower warrants and represents to Lender that, as of the date hereof:

8.1 **Subsidiaries.** Borrower shall have the right to create and/or acquire subsidiaries, from time to time; provided, however, that such creation and/or acquisition does not cause an Event of Default hereunder.

8.2 **Affiliates.** Borrower shall have the right to create and/or acquire Affiliates, from time to time; provided, however, that such creation and/or acquisition does not cause an Event of Default hereunder. The term "Affiliate" as used herein shall mean any person, entity, organization, partnership, or corporation which, directly or indirectly, is controlled by or under common control with Borrower or the members of Borrower.

8.3 **Limited Liability Company Organization and Authority.** Borrower:

(a) is a limited liability company duly organized, validly existing under the laws of the State Indiana;

(b) has and possesses all requisite limited liability company right, power and authority and all necessary licenses and permits to own and operate its properties, to carry on its business as now conducted and as presently proposed to be conducted, and to enter into the Loan Documents and to perform its obligations thereunder;

(c) has taken the necessary action to authorize the execution and delivery of the Loan Documents and the borrowings thereunder; and

(d) is not doing business or conducting any activity in any jurisdiction in which it would be required to become duly qualified and authorized to do business.

8.4 **Ownership of Borrower.** The issued and outstanding membership interests of Borrower are owned as follows:

Name		Percentage of Ownership
Davis Holding		1%
Davis Investments		99%
	TOTAL	100%

The partnership interests of Davis Investments are owned as follows:

Limited Partners		Percentage of Ownership
C. Richard Davis		32.90%
Bradley C. Davis		32.90%
Michael B. Davis		32.90%
Charles R. Davis		00.30%
	Subtotal	99.00%

General Partner		Percentage of Ownership
Davis Holding		1%
	Total	100%

The shareholder interests of Davis Holding are owned as follows:

Shareholder		Percentage of Ownership
C. Richard Davis		25%
Bradley C. Davis		25%
Michael B. Davis		25%
Charles R. Davis		25%
	Total	100%

8.5 **Financial Statements.** The financial statements for Borrower dated December 31, 2003 and September 30, 2004, which have been supplied to Lender have been prepared in accordance with generally accepted accounting principles consistently applied and said Borrower's financial statements fairly represent Borrower's financial condition as of such dates. There has been no material adverse change in Borrower's financial condition since the most recent of such dates.

8.6 **Full Disclosure.** The financial statements referred to in Section 8.5 do not, nor does this Agreement or any written exhibit or schedule thereto or any other written statement furnished by Borrower to Lender in connection with obtaining the Loans, contain any untrue statement of a material fact or omit a material fact necessary to make the statements contained therein or herein not misleading. There is no fact known to Borrower which Borrower has not disclosed to Lender which materially adversely affects the properties, business, prospects, profits or condition (financial or otherwise) of Borrower or the ability of Borrower to perform the obligations undertaken in this Agreement.

8.7 **Strikes or Labor Disputes**. There is no strike, work stoppage or labor dispute with any union or group of employees pending or overtly threatened involving Borrower or any of its subsidiaries or Affiliates.

8.8 **Pending Litigation.** Except for those matters set forth in attached **EXHIBIT "P"**, there are no proceedings pending, or to the knowledge of Borrower, threatened against or affecting Borrower in any court or before any governmental authority or arbitration board or tribunal which, individually or in the aggregate, involve the possibility of materially and adversely affecting the properties, business, prospects, profits or condition (financial or otherwise) of Borrower or Guarantors and the ability of Borrower to perform Borrower's respective obligations under this Agreement or the ability of Guarantors to perform Guarantors' respective obligations under the Guaranty.

8.9 **Title to Properties.** Borrower has good and marketable title to all the collateral subject to a lien or security interest of Lender hereunder which Borrower purports to own (except as sold or otherwise disposed of in the ordinary course of business), free from any liens and encumbrances, except liens and security interests granted to Lender and except as set forth on **EXHIBIT "I"** to this Agreement.

8.10 **Borrowing is Legal and Authorized.**

(a) The members of Borrower have duly authorized the execution and delivery of this Agreement and the Notes, Loan Documents and documents contemplated herein and executed in connection with this Agreement will constitute legal, valid and binding obligations of Borrower enforceable in accordance with their terms, except as enforcement is subject to equitable and other limitations applied by courts, and debtor's rights generally.

(b) The execution, delivery and performance of this Agreement, the Notes and Loan Documents and the compliance by Borrower with all the provisions of this Agreement, the Notes and the Loan Documents applicable to Borrower:

(i) are within the limited liability company powers of Borrower;

(ii) are legal and will not conflict with, result in any breach in any of the provisions of, constitute a default under, or result in the creation of any lien or encumbrance other than as created by this Agreement and other Loan Documents executed in connection with the Loans upon any property of Borrower under the provisions of, any agreement, charter instrument, articles of organization, operating agreement or other instrument to which Borrower is a party or by which Borrower may be bound; and

(iii) do not violate, contravene, or cause a breach or a default under any applicable laws, rules or regulations, or any agreement, contract or instrument to which Borrower is a party.

(c) The execution of this Agreement, Notes and the Loan Documents and the compliance by Guarantors with all the provisions of this Agreement applicable to Guarantors are legal and binding and will not conflict with, result in any breach in any of the provisions of, constitute a default under, or result in the creation of any lien or encumbrance upon any property of Guarantors under the provisions of any agreement or other instrument to which Guarantors are a party or by which Guarantors may be bound, other than under this Loan Agreement and other documents executed by Guarantors in connection with the Loans.

(d) There are no limitations in any indenture, mortgage, deed of trust or other agreement or instrument to which Borrower or Guarantors, as the case may be, are now a party or by which Borrower or Guarantors, as the case may be, may be bound with respect to the payment of principal or interest on any indebtedness of Borrower or Guarantors, including the Note or Notes to be executed in connection with this Agreement.

8.11 <u>No Defaults</u>. No event has occurred and no condition exists which would constitute an Event of Default pursuant to this Agreement. Borrower is not in violation in any material respect of any term of any agreement, charter instrument, articles of organization, operating agreement or other instrument to which Borrower is a party or by which Borrower may be bound.

8.12 <u>Government Consent</u>. Neither the nature of Borrower or of Borrower's business or properties, nor any relationship between Borrower and any other entity or person, nor any circumstance in connection with the execution of this Agreement, is such as to require a consent, approval or authorization of, or filing, registration or qualification with, any governmental authority on the part of Borrower as a condition to the execution and delivery of this Agreement and the Notes and documents contemplated herein.

8.13 <u>Taxes</u>.

(a) All tax returns required to be filed by Borrower in any jurisdiction have in fact been filed, or are subject to valid extension, and all taxes, assessments, fees and other governmental charges upon Borrower, or upon any of Borrower's properties, which are due and payable have been paid. Borrower does not know of any proposed additional tax assessment against Borrower.

(b) The provisions for taxes on the books of Borrower for Borrower's current fiscal period are adequate.

8.14 **Compliance With Law.** Borrower:

(a) is not in violation of any laws, ordinances, governmental rules or regulations to which Borrower is subject which violation would have a material adverse effect on Borrower's properties, business, prospects, profits or condition (financial or otherwise) of Borrower; and

(b) has not failed to obtain any licenses, permits, franchises or other governmental authorizations necessary to the ownership of Borrower's properties or to the conduct of Borrower's business, which violation or failure to obtain might materially and adversely affect the business, prospects, profits, properties or condition (financial or otherwise) of Borrower.

8.15 **Restrictions on Borrower.** The execution of and performance hereunder by Borrower does not constitute a default under any contract or agreement, or any charter or other limited liability company restriction to which Borrower is bound. Except for those liens and encumbrances which are disclosed in the attached **EXHIBIT "I"**, Borrower has not agreed or consented to cause or permit in the future (upon the happening of a contingency or otherwise) any of the collateral subject to the security interest of Lender hereunder, whether now owned or hereafter acquired, to be subject to a lien or encumbrance, other than as created by this Agreement or documents executed pursuant hereto and the Permitted Encumbrances.

8.16 **ERISA.** Borrower shall with respect to Borrower's pension plan:

(a) at all times make prompt payment of contributions required to meet the minimum funding standards set forth in Section 302 through 305 of ERISA with respect to Borrower's plan,

(b) promptly, after the filing thereof, furnish to Lender copies of each annual report required to be filed pursuant to Section 103 of ERISA in connection with Borrower's plan for the plan year, including any certified financial statements or actuarial statements required pursuant to said Section 103,

(c) notify Lender immediately of any fact, including, but not limited to, any "Reportable Event," as that term is defined in Section 4043 of ERISA, arising in connection with Borrower's plan which might constitute grounds for termination thereof by the Pension Benefit Guaranty Corporation or for the appointment by the appropriate United States District Court of a Trustee to administer Borrower's plan, and

(d) notify Lender of any "Prohibited Transaction" as that term is defined in Section 406 of ERISA.

Borrower will not:

(e) intentionally engage in any "Prohibited Transaction," or

(f) intentionally terminate any such plan in a manner which could result in the imposition of a lien on the property of Borrower pursuant to Section 4068 of ERISA.

8.17 Regulations G, U and X. Borrower is not now engaged principally, or as one of Borrower's important activities, in the business of extending credit for the purpose of purchasing or carrying any margin stock (within the meaning of Regulation U of the Board of Governors of the Federal Reserve System). No part of the proceeds of any credit hereunder has been or will be used to purchase or carry any such margin stock or to extend credit to others for the purpose of purchasing or carrying any such margin stock. No part of the proceeds of any credit hereunder has been or will be used for any purpose that violates or which is inconsistent with the provisions of Regulations G, U or X of said Board of Governors.

8.18 Insolvency. Borrower is not insolvent within the meaning of that term as defined in the Federal Bankruptcy Code.

8.19 Not an Investment Company. Borrower is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended, or a "holding company" or an "affiliate of a holding company" or a "subsidiary of a holding company" within the meaning of the Public Utility Holding Company Act of 1935, as amended.

SECTION 9. CLOSING CONDITIONS.

The obligation of Lender to make the Loans shall be subject to the following conditions precedent:

9.1 Compliance With This Agreement. Borrower shall have performed and complied with all agreements and conditions contained herein and contemplated herewith which are required to be performed or complied with by Borrower before or at closing.

9.2 Warranties and Representations. On the date of each Advance pursuant to Term Note A, the Swap Loan, the Residential Construction Revolving Line of Credit, the Land Acquisition and Development Line of Credit and the ACH Credit Facility, the warranties and representations set forth in SECTION 8 hereof shall be true and correct on and as of such date with the same effect as though such warranties and representations had been made on and as of such date, except to the extent that such warranties and representations expressly relate to an earlier date.

9.3 Authority Documents. Borrower shall have delivered to Lender: (a) a resolution of Borrower and Guarantors authorizing the execution and delivery of this Agreement, the Notes, the Mortgages, the Mortgagor's Affidavit, the Environmental Indemnity, the Security Agreement, the Guaranty and any other Loan Document or instrument or document executed and delivered by Borrower or Guarantors, respectively, as may be applicable, to Lender in connection with this Agreement and the Loans and all acts required to be performed by Borrower hereunder and thereunder; (b) the Articles of Organization and Operating Agreement

of Borrower and Guarantors certified by Borrower and Guarantors, respectively, to be true and accurate as of a date not more that thirty (30) days prior to the date of closing; and (c) an incumbency certificate for Borrower and Guarantors certified by Borrower and Guarantors, respectively, setting forth the officers of Borrower and Guarantors and those who are authorized to sign this Agreement and the other Loan Documents for and on behalf of Borrower and Guarantors and which shall contain a specimen signature thereto dated a date not more than thirty (30) days prior to closing.

9.4 **Opinion of Borrower's Counsel.** Upon request of Lender, Borrower will furnish to Lender an opinion of Borrower's and Guarantors' counsel which is acceptable to Lender and Lender's counsel covering such matters as Lender may reasonably require.

SECTION 10. BORROWER'S BUSINESS COVENANTS.

Borrower covenants that on and after the date of this Agreement, so long as any of the indebtedness provided for herein remains unpaid:

10.1 **Payment of Taxes and Claims.** Borrower will pay before they become delinquent:

(a) all taxes, assessments and governmental charges or levies imposed upon Borrower or Borrower's property; and

(b) all claims or demands of materialmen, mechanics, carriers, warehousemen, landlords, bailees and other like persons which, if unpaid, might result in the creation of a lien or encumbrance upon Borrower's property,

provided that items of the foregoing description in (a) and (b) need not be paid while being contested in good faith and by appropriate proceedings, and provided further, that adequate book reserves have been established with respect thereto, and provided further, that Borrower's title to, and Borrower's respective right to use, Borrower's respective property is not materially adversely affected thereby, and further, Borrower shall provide to Lender evidence of the timely payment of all taxes, assessments, charges and claims.

10.2 **Maintenance of Properties, Insurance, Financial Records, Licenses, Limited Liability Company Existence and Trade Names.** Borrower shall:

(a) Property – maintain Borrower's property, in good condition and make all renewals, replacements, additions, betterments and improvements thereto which are deemed necessary by Borrower;

(b) Insurance – maintain, with financially sound and reputable insurers, insurance with respect to Borrower's properties, and business against such casualties and contingencies, of such types (if available at reasonable expense, including but not limited to fire and casualty, public liability, products liability, larceny, embezzlement or other

criminal misappropriation insurance) and in such amounts as may be from time to time reasonably required by Lender and as may be required pursuant to other documents or instruments entered into incident hereto and contemporaneous herewith and such policies shall name Lender as a loss payee thereunder and provide, if available, for not less than thirty (30) days prior written notice to Lender of any cancellation thereof, and Borrower will promptly deliver to Lender evidence of all policies of insurance and any changes thereto, the timely payment of premiums therefor;

(c) Financial Records – keep true books of records and accounts in which full and correct entries will be made of all Borrower's business transactions, and reflect in Borrower's financial statements adequate accruals and appropriations to reserves, all in accordance with generally accepted accounting principles (with respect to Borrower);

(d) Licenses and Permits – maintain in full force and effect all operating permits, licenses, franchises and rights used by Borrower in the ordinary course of its business;

(e) Limited Liability Company Existence and Rights – do or cause to be done all reasonable things necessary, consistent with business practicality (i) to preserve and keep in full force and effect its existence, rights and franchises, and (ii) to maintain Borrower's status as a limited liability company duly organized and validly existing and in good standing under the laws of its State of formation;

(f) Trade Names. Borrower will promptly advise and notify Lender of the existence of any trade names under which it is operating; and

(g) Compliance with Law – not be in violation of any laws, ordinances, or governmental rules and regulations to which Borrower is subject and will not fail to obtain any licenses, permits, franchises or other governmental authorizations necessary to the ownership of Borrower's properties or to the conduct of Borrower's business, which violation or failure to obtain might materially and adversely affect the business, prospects, profits, properties or condition (financial or otherwise) of Borrower.

10.3 Sale of Assets, Accounts or Merger or Creation of Subsidiary.

(a) Sale of Assets – Borrower will not, except in the ordinary course of business, sell, lease, transfer or otherwise dispose of, any material part of Borrower's assets or properties or any of its accounts or notes receivables.

(b) Merger and Consolidation – Borrower will not, without the prior written consent of Lender, which consent shall not be unreasonably withheld, consolidate with or merge into any other entity, or permit any other entity to consolidate with or merge into any of them.

10.4 Liens and Encumbrances.

(a) Negative Pledge. Borrower will not (i) cause or permit or (ii) agree or consent to cause or permit in the future (upon the happening of a contingency or otherwise), any of Borrower's properties which are subject to the collateral and security interests of Lender hereunder and the Loan Documents, whether now owned or hereafter acquired, to be subject to a lien or encumbrance except:

(i) liens securing taxes, assessments or governmental charges or levies or the claims or demands of materialmen, mechanics, carriers, warehousemen, landlords and other like persons provided the payment thereof is not at the time required by Section 10.1;

(ii) liens incurred or deposits made in the ordinary course of business in connection with workmen's compensation, unemployment insurance, social security and other like laws;

(iii) attachment, judgment and other similar liens arising in connection with court proceedings, provided the execution or other enforcement of such liens is effectively stayed and the claims secured thereby are being actively contested in good faith and by appropriate proceedings;

(iv) reservations, exceptions, encroachments, easements, rights of way, covenants, conditions, restrictions, leases and other similar title exceptions or encumbrances affecting real property, provided they do not in the aggregate materially detract from the value of said property or materially interfere with its use in the ordinary conduct of Borrower's business;

(v) purchase money security interests not exceeding in amount the purchase price of the property purchased; and

(vi) liens in favor of Lender.

10.5 Change Name or Place of Business. Borrower will provide to Lender prior written notice of any change in Borrower's name or its principal place of business.

10.6 Other Borrowings. Borrower will not, without the prior written consent of Lender, create or incur any indebtedness for borrowed money or advances on a singular basis or in the aggregate, including through the execution of capitalized lease agreements if such borrowing or indebtedness would cause a breach of any of the covenants, terms or conditions of this Agreement or an Event of Default.

10.7 Contingent Liabilities. Except for obligations incurred in the ordinary course of business, Borrower will not guarantee, endorse or otherwise become surety for or upon the

obligations of others, except by endorsement of negotiable instruments for deposit or collection in the ordinary course of business.

10.8 Loans and Advances by Borrower. Without the prior written consent of Lender, Borrower will not make singly or in the aggregate, any loans or advances to any member or officer of Borrower, Guarantor, or any other person, corporation or entity including, without limitation any Affiliate if such loan would cause a breach of any of the covenants, terms or conditions of this Agreement or an Event of Default.

10.9 Investments. Borrower will not, without prior written consent of Lender which shall not be unreasonably withheld, purchase for investment securities of any kind, excepting bonds or other obligations of the United States, certificates of deposit issued by commercial banks or building and loan associations and commercial paper rated at least A-1 or P-1 and having a maturity of not more than one (1) year, if the effect thereof: (i) materially and adversely affects the net worth of Borrower, (ii) causes Borrower no longer to be engaged in substantially the same business in which Borrower is currently engaged, and/or (iii) causes an Event of Default hereunder.

10.10 Sale of Receivables. Borrower will not sell any of Borrower's accounts receivable or notes receivable which are subject to the security interest of Lender hereunder, with or without recourse. This Section shall not prohibit Borrower from adjusting any of Borrower's accounts receivable with Borrower's clients.

10.11 Use of Generally Accepted Accounting Principles. The financial tests and ratios provided in this SECTION 10 shall all be determined in accordance with generally accepted accounting principles consistently applied.

10.12 Inspection and Audits. Borrower will, at all reasonable times, and from time to time, allow Lender by or through any of its officers, agents, attorneys or accountants, to examine, audit, inspect and make extracts from Borrower's books and records and to make abstracts or reproductions thereof (subject to execution and delivery of an appropriate confidentiality agreement with respect to information as to which Borrower has an obligation to one or more third parties to maintain as confidential) and to inspect any collateral, wherever located. Borrower shall promptly reimburse Lender for any fees, or expenses incurred by third party vendors in making such inspection or audit, and will, when billed pay such amount as established by Lender from time to time at its internal costs, or the costs of any of its affiliates, for services and expenses incurred in making any such inspection or audit.

10.13 Environmental Covenants. Subject to those matters disclosed in **EXHIBIT "Q"** attached hereto, Borrower further covenants, represents and warrants to Lender as follows, to the best of Borrower's knowledge:

(a) Borrower is not in violation or subject to any existing pending or threatened investigation by any governmental authority under any environmental law,

which term hereinafter means any federal, state or local law, statute, ordinance, or regulation pertaining to occupational health and safety, environmental quality, or air or water pollution, or hazardous waste removal or disposal, in connection with the environmental conditions on, under or about any real estate owned, leased, occupied or used by Borrower, including without limitation the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") as amended, 42 U.S.C. §§9601, et seq., and the Resource Conversation and Recovery Act of 1976 ("RCRA"), 42 U.S.C. H6901, et seq. (Any reference to real estate of Borrower in this Section 10.13 shall include all present and after acquired real estate owned, leased, occupied or used by Borrower in the operation of Borrower's business) which might materially and adversely affect Borrower's business.

(b) Borrower, except as required by law and in the ordinary course of Borrower's business, has not and is not required by any environmental law to obtain any permits or license to construct or use any improvements, fixtures or equipment forming a part of any worksites or real estate of Borrower.

(c) Borrower has made inquiry into previous uses and ownership of all real estate of Borrower or had inspections done, and after such inquiry, has determined that no hazardous substance has been disposed of or released on such real estate or that such substances have been removed. Hazardous substance includes without limitation asbestos and those substances included within the definitions of "hazardous substances," "hazardous materials," "toxic substances," or "solid wastes" in CERCLA, RCRA, and the Hazardous Materials Transportation Act, 49 U.S.C. §§ 1801, et seq., and in the regulations promulgated pursuant to said law.

(d) Borrower's prior, present and intended use of any of Borrower's real estate will not result in the intentional disposal or release of any hazardous substance on or to such real estate by Borrower in accordance with applicable governmental regulations.

(e) Borrower shall provide written documentation from any and all state and federal environmental agencies of any violations or suspected violations by Borrower of any environmental laws. Borrower does also warrant that to the best of Borrower's knowledge there are no underground tanks located on any of Borrower's real estate or that such underground tanks have been inspected and are not violative of any applicable environmental law.

(f) Borrower covenants that, in addition to other rights of inspection granted hereunder, Lender may inspect, during business hours and upon reasonable notice and with approval of the owner any of Borrower's real estate premises prior to the closing and anytime during the duration of this Agreement or the term of the Loans made hereunder to conduct environmental evaluations provided that Lender complies with all safety requirements applicable to such property or worksites.

(g) Borrower covenants not to use, generate, manufacture, produce, store, release, discharge, or dispose of on, under or about the real estate of Borrower or transport to or from Borrower's real estate any hazardous substance as that term has been defined above or allow any other person or entity to do so except under conditions as may be permitted by applicable laws.

(h) Borrower covenants to keep and maintain Borrower's real estate in compliance with, and shall not cause or permit Borrower's real estate to be in violation of any environmental law whether such environmental law now exists or is promulgated hereafter where the failure to do so would have a material adverse affect on Borrower.

(i) Borrower shall give prompt written notice to Lender of: (i) any proceeding or inquiry by any governmental authority with respect to the presence of any hazardous substance as that term has previously been defined on Borrower's real estate or the migration thereof from or to other property or real estate; (ii) all claims not covered by insurance made or threatened by any third party against Borrower, or Borrower's real estate relating to any loss or injury resulting from any hazardous substance as that term has previously been defined; (iii) discovery of any occurrence or condition on any real property adjoining or in the vicinity of Borrower's real estate that would cause Borrower's real estate or any part thereof to be subject to any restrictions on the ownership, occupancy, transferability, or use of Borrower's real estate under any environmental law including without limitation Borrower's discovery of any occurrence or condition on any real property adjoining or in the vicinity of Borrower's real estate; and all claims not covered by insurance made or threatened by any third party against Borrower relating to any damage, loss or inquiry resulting from the conduct and operation of the v business or the violation or alleged violation of any environmental law, whether such environmental law now exists or is promulgated hereafter.

(j) In the event of Borrower's failure to do so, Lender shall have the right to join and participate in, as a party, if it so elects, any legal proceedings or actions initiated with respect to Borrower's real estate in connection with any environmental law and Borrower shall pay Lender's attorneys fees in connection therewith.

(k) Borrower shall protect, defend, indemnify, and hold harmless Lender, its directors, officers, employees, agents, successors, and assigns from and against any and all loss, damage, costs, expense, or liability (including attorneys fees and costs) directly or indirectly caused by Borrower and arising out of or attributable to the conduct of Borrower's business operations, and the use, generation, manufacture, production, storage, release, threatened release, discharge, disposal, removal, cleanup or presence of other hazardous substance as that term has been defined, on, under, or about Borrower's real estate including without limitation (i) all foreseeable consequential damages; and (ii) the costs of any required or necessary repair, cleanup, or detoxification of Borrower's real estate and the preparation and implementation of any closure, remedial, or other required plans. This indemnity shall survive the reconveyance of Borrower's real estate

by deed, contract or assignment or the termination of any leases affecting Borrower's real estate or the extinguishment of this Agreement and the final repayment of the Loans hereunder.

(l) In the event that any investigation, site monitoring, containment, cleanup, removal, restoration, or other remedial work of any kind or nature ("Cleanup") is reasonably necessary or desirable under any applicable local, state, or federal law, or regulation, any judicial order or by any governmental entity or because of, or in connection with, the conduct of Borrower's business or the failure thereof or the current or future presence, suspected presence, release or suspected release of a hazardous substance (as that term has previously been defined herein) into the air, soil, ground water, surface water, or soil vapor at, on, about, under or within Borrower's real estate, or any portion thereof, Borrower shall within thirty (30) days after written demand for performance thereof by Lender (or such shorter period of time as may be required under any applicable law, regulation, order or agreement) commence and thereafter diligently prosecute to completion, all such Cleanup or take such other action reasonably acceptable to Lender. All Cleanup shall be performed by contractors approved in advance by Lender, which approval shall not be unreasonably withheld, and under the supervision of a consulting engineer approved by Lender, which approval shall not be unreasonably withheld. All costs and expenses of such Cleanup shall be paid by Borrower including, without limitation, Lender's reasonable attorneys fees and costs incurred in connection with monitoring or review of such Cleanup. In the event Borrower shall fail to timely commence, or cause to be commenced, or fail to diligently prosecute to completion, such Cleanup, Lender may, but shall not be required to, cause such Cleanup to be performed and all costs and expenses thereof, or incurred in connection therewith, shall become part of the Loans hereunder. Borrower shall have the option to pay in full any and all outstanding indebtedness of Borrower to Lender instead of performing such Cleanup.

(m) Borrower, its successors, assigns and personal representatives shall protect, defend, indemnify and hold Lender harmless from and against and shall bear, pay and discharge when and as the same shall become due and payable, any and all claims, demands, judgments, damages, actions, causes of action, injuries, administrative orders, consent agreements and orders, liabilities, penalties, costs, and expenses of any kind whatsoever, including claims arising out of loss of life, injury to persons, property, or business or damage to natural resources arising out of the activities of Borrower, previous owners of Borrower's real estate, third parties who have trespassed on Borrower's real estate, or parties in a contractual relationship with Borrower, or any of them, which arise out of the actual, alleged or threatened removal, cleanup, discharge, dispersal, release, storage, treatment, generation, disposal or escape of pollutants or other toxic or hazardous substances (including asbestos), including any solid, liquid, gaseous or thermal irritant or contaminant, including smoke, vapor, soot, fumes, acids, alkalies, chemicals and wastes (including materials to be recycled, reconditioned or reclaimed) actually or allegedly arising out of the use, specification, or inclusion of any product, material or process containing chemicals, failure to detect the existence or proportion of chemicals in the

soil, air, surface water or ground water, or the performance or failure to perform the abatement of any pollution source or the replacement or removal of any soil, water, surface water, or ground water containing chemicals whether on Borrower's real estate.

(n) Borrower shall protect, defend, indemnify, hold Lender harmless from and against those judgments or claims, and shall assume the burden and expense of defending all suits, administrative proceedings, and negotiations of any description which any and all persons, or entities, political subdivisions or government agencies arising out of any of the occurrences set forth in this Section, including but not limited to any attorneys fees, costs or expenses incurred by Lender, beginning on the date any violation of environmental laws, regulations, orders, laws or orders are discovered or claimed and throughout the duration of any such claim, suit, action, Cleanup through and including the completion of all payments and procedures required to correct that situation, however long it takes. It is specifically understood and agreed by Borrower that the provisions of this Section shall survive forever the foreclosure, release or termination of any collateral or security being held by Lender for the Loans, including any mortgages on Borrower's real estate, and the final and full repayment of the Loans made hereunder and the conveyance, whether in whole or in part, by deed, contract, assignment termination of lease or otherwise of Borrower's real estate.

10.14 Depository Accounts. Borrower shall maintain depository accounts and continue to maintain a depository relationship with Lender. The proceeds of all Advances shall be made by Lender by deposit to such accounts.

10.15 Payments Due Lender Automatically Debited to Borrower's Operating Account at Lender. Upon the occurrence of an Event of Default and at the request of Lender, or upon the request of Borrower, all payments due from Borrower to Lender hereunder or in connection herewith shall be payable through automatic debit from Borrower's operating bank account with Lender.

10.16 No Change in Business. Borrower will not materially change the nature of Borrower's current business.

10.17 No Acquisitions by Borrower. Borrower will not, without the prior written consent of Lender which consent shall not be unreasonably withheld, delayed or denied, make any acquisitions of any other business or company whose business is not substantially similar to or related to the business of Borrower and if such acquisition causes an Event of Default.

10.18 No Geographic Expansion of Borrower's Business. Borrower will not, without the prior written consent of Lender which consent shall not be unreasonably withheld, delayed or denied, outside of the State of Indiana and contiguous States: open any additional offices or expand into any new geographic location if the effect thereof causes the business of Borrower no longer to be substantially located within the State of Indiana.

10.19 **Limitation on Capital Expenditures.** Borrower will not incur, on an annual basis, capital expenditures of "Property, Plant and Equipment" (as such terms were used in Borrower's audited financial statements for the year ended December 31, 2003, copies of which are in Lender's possession) in the aggregate in excess of Four Million and 00/100 Dollars ($4,000,000.00) without the prior written consent of Lender which consent shall not be unreasonably withheld, delayed or denied so long as such capital expenditure(s) do not cause a breach of any of the covenants, terms or conditions of this Agreement or an Event of Default.

10.20 **Cash Dividends and Other Distributions.** Notwithstanding any other provision of this Agreement or any other document contemplated by this Agreement to the contrary, Borrower may pay dividends/distributions to Borrower's members provided such payment does not cause an Event of Default.

10.21 **No Change in Management.** Borrower will not, without the prior written consent of Lender, make or allow any change in the key management of Borrower and Davis Holding (as the sole Manager of Borrower) and the officers thereof are as follows:

Name	Title
Charles R. Davis	Chairman of the Board of Directors and President
C. Richard Davis	Vice President, Secretary and Treasurer
Bradley C. Davis	Vice President
Michael B. Davis	Vice President

10.22 **Minimum Tangible Net Worth Plus Subordinated Debt.** Borrower shall maintain minimum Tangible Net Worth (as defined hereafter) plus formally subordinated debt less amounts due from Affiliates of Twelve Million and 00/100 Dollars ($12,000,000.00), which shall be tested on December 31 of each calendar year based on Borrower's consolidated financial statements. Tangible Net Worth means the combined equity of Borrower excluding the following items (without duplication of deductions) if any, appearing on the consolidated balance sheet of Borrower: the book amount of all assets which would be treated as intangibles under generally accepted accounting principles, including, without limitation, such items as good-will, trademark applications, trade names, service marks, brand names, copyrights, patents, patent applications and licenses, and rights with respect to the foregoing; plus formally subordinated debt.

10.23 **Current Ratio.** Borrower shall maintain a Current Ratio (defined as Current Assets (as defined hereafter) to Current Liabilities) of 1.0:1.0 based on Borrower's consolidated financial statements, which shall be tested on a calendar quarter basis based on Borrower's consolidated financial statements. Current Assets means all assets which may properly be

classified as current assets in accordance with generally accepted accounting principles, provided that for the purpose of determining the Current Assets of Borrower (a) notes and accounts receivable will be included only if good and collectible and payable on demand or within twelve (12) months from the date as of which Current Assets are to be determined (and if not directly or indirectly renewable or extendible, at the option of the debtors, by their terms or by the terms of any instrument or agreement relating thereto, beyond such twelve (12) months) and will be taken at their face value less reserves determined to be sufficient in accordance with generally accepted accounting principles, and (b) the cash surrender value of life insurance policies will be excluded. Current Liabilities means all Indebtedness maturing on demand or within twelve (12) months from the date as of which Current Liabilities are to be determined (including, without limitation, liabilities, including taxes accrued as estimated, as may properly be classified as current liabilities in accordance with generally accepted accounting principles).

10.24 **Maximum Senior Debt (Bank Debt) to Tangible Net Worth Ratio.** Borrower shall maintain a maximum Senior Debt (Bank Debt) (as defined hereafter) to Tangible Net Worth Ratio (as defined hereafter) of 4.5:1.0 as of each December 31 and 5.5:1.0 for each calendar quarter thereafter based on Borrower's consolidated financial statements. Senior Debt (Bank Debt) shall mean all bank debt and Tangible Net Worth shall mean the total of members' equity in Borrower plus subordinated debt less amounts due from related companies.

10.25 No Change in Ownership. There shall occur no change in the member ownership of Borrower or the shareholder interests of Davis Holding or the partnership interests of Davis Investments without the prior written consent of Lender, which consent shall not be unreasonably withheld, delayed or denied, if as a result of such change any interest in such entity is owned or controlled by any person or entity not related to and/or controlled by C. Richard Davis, Bradley C. Davis, Michael B. Davis, and/or Charles R. Davis and/or an immediate member of either of such person's family.

10.26 **Notification of Criminal Investigation or Proceedings.** Borrower shall notify Lender immediately in writing of the initiation of any criminal investigation or proceeding initiated by any federal, state or local agency, department, or instrumentality against (i) Borrower; (ii) Guarantor, (iii) any employee of Borrower if such investigation or proceeding could have a material adverse effect on the financial condition, business operations or assets of Borrower or result in any collateral given by Borrower to Lender being, seized pursuant to 18 U.S.C. Sec. 1963, 21 U.S.C. Sec. 853, 21 U.S.C. Sec. 881, 46 U.S.C. App. Sec. 1904, I.C. 34-4-30.1-1 et seq., or any similar federal, state or local law and/or regulation adopted in publications promulgated pursuant to such laws, or as such laws or regulations may be further amended, modified or supplemented.

10.27 **Equipment and Vehicle Titles.** Borrower shall furnish, or cause to be furnished, to Lender as soon as available and in any event within one hundred twenty (120) days after their acquisition, the originals of all titles or certificates of origin, together with executed applications for titles, for all equipment and vehicles acquired by Borrower and financed by Lender with the first lien of Lender noted thereon.

10.28 **Borrowing Base and Parcel Base Covenants**. Borrower shall inform Lender in writing immediately of any material reduction in the value of the collateral comprising and included in the Borrowing Base and the Parcel Base of which Borrower is aware if the effect thereof causes an Event of Default under SECTION 12 hereof. In such case, Borrower shall take such action as Lender shall reasonably require to cure such default.

10.29 **No Material Change in Financial Condition**. Borrower's and Guarantors' financial condition will not materially and negatively change from the date hereof, and further, Borrower will maintain and Borrower will cause Guarantors to maintain financial strength substantially similar as to their respective financial strengths as of the date hereof.

10.30 **Maximum Spec Homes, Model Homes and Trade-In Homes**. At no time shall the total number of Borrower's Spec Homes, Model Homes and Trade-In Homes, whether or not included in the Borrowing Base exceed forty percent (40%) of Borrower's total inventory, including work-in-progress, finished Lots and total Spec Homes, Model Homes and Trade-In Homes.

10.31 **Maximum Contract Homes, Terms**. The term of Advances made under the Residential Revolving Line of Credit shall not exceed twelve (12) months from the date of the initial Advance for Contract Homes, and upon the expiration of twelve (12) months thereafter, such Contract Home shall be deemed a Spec Home, all of which shall be tested on a monthly basis.

SECTION 11. INFORMATION AS TO BORROWER AND INSPECTIONS.

11.1 **Delivery of Information as to Borrower.** Borrower will deliver the following to Lender:

(a) within thirty (30) days after the end of each calendar quarter period combined and consolidating financial statements of Borrower (including Guarantors), including a balance sheet and statements of income and surplus, certified by the president or chief financial officer of Borrower as fairly representing Borrower's (and Guarantors') financial condition as of the end of such period;

(b) within one hundred twenty (120) days of the end of each calendar year, an audited financial statement of Borrower (including Guarantors), on a combined and consolidating basis, prepared in accordance with generally accepted accounting principles consistently applied and certified by independent certified public accountants satisfactory to Lender, containing a balance sheet and statements of income and surplus of Borrower (and Guarantors), along with any management letters written by such accountants;

(c) immediately upon becoming aware of the existence of any condition or event which constitutes an Event of Default, a written notice specifying the nature and

period of existence thereof and what action Borrower is taking or propose to take with respect thereto;

(d) within thirty (30) days after the end of each calendar month, written certification by Borrower which sets forth the dollar amount of Borrower's Eligible Inventory and such other information reasonably required by Lender so as to accurately determine the Borrowing Base Report, the form of which is attached hereto as **EXHIBIT "A"**, the Borrowing Base Certificate, the form of which is attached hereto as **EXHIBIT "R"** and the Parcel Base Report, the form of which is attached hereto as **EXHIBIT "E"**;

(e) within one hundred twenty (120) days of the end of each calendar year, state and federal income tax returns and schedules thereto of Guarantors;

(f) within one hundred twenty (120) days of the end of each calendar year, annual compliance certificate, certified by Borrower, as to matters and covenants of Borrower as set forth herein as required by Lender, the form of which shall be provided to Borrower by Lender either at or after the closing of this Agreement;

(g) a monthly draw schedule of Advances to be made under the Residential Construction Revolving Line of Credit contemplated for construction of the Homes, itemized as to amount, number of draws, identification of the applicable Home, categorized as to Contract Homes, Model Homes and Spec Homes, and purchase/contract/sales price, as applicable, and also, for the acquisition of Developed Lots, if applicable, contemplated under the Land Acquisition and Development Line of Credit Loan;

(h) upon the reasonable request of Lender, within thirty (30) days after Borrower's audited financial statements for the calendar year-end, a valuation of the assets that are subject to the security interests and liens given by Borrower to Lender as security and collateral for the Loans, a valuation of such assets performed by valuation professionals selected by Borrower and acceptable to Lender; and

(i) at the request of Lender, on reasonable notice, such other information as Lender may from time to time reasonably require.

SECTION 12. EVENTS OF DEFAULT.

12.1 <u>**Nature of Events**</u>. An "Event of Default" shall exist if any of the following occurs and is continuing after ten (10) days (for monetary defaults) and thirty (30) days (for nonmonetary defaults) from the date of receipt of notice from Lender and an opportunity to cure such default during such notice period:

(a) Borrower or Guarantors fail to make any payment of principal on any Note executed in connection with this Agreement or for any of the Loans on or before the date such payment is due or within any applicable grace period;

(b) Borrower or Guarantors fail to make any payment of interest on any Note executed in connection with this Agreement or for any of the Loans on or before the date such payment is due or within any applicable grace period;

(c) Borrower or Guarantors fail to make any other monetary payment due under any Loan Document on or before the date such payment is due or within any applicable grace period;

(d) Borrower or Guarantors fail to comply with any other term, condition, covenant or provision of this Agreement or any Loan Document;

(e) any warranty, representation or other statement by or on behalf of Borrower or Guarantors contained in this Agreement, any Loan Document or in any instrument furnished in compliance with or in reference to this Agreement is false or misleading in any material respect;

(f) Borrower or Guarantors become insolvent or bankrupt, or makes an assignment for the benefit of creditors, or consents to the appointment of a trustee, receiver or liquidator;

(g) bankruptcy, reorganization, arrangement, insolvency, liquidation or dissolution proceedings are instituted by or against Borrower or Guarantors and are not dismissed or discharged within sixty (60) days of the filing thereof;

(h) a final judgment or judgments, from which no further right of appeal exists, for the payment of money aggregating in excess of Two Hundred Fifty Thousand and 00/100 Dollars ($250,000.00) is or are outstanding against Borrower or Guarantors and any one of such judgments has been outstanding for more than thirty (30) days from the date of its entry and has not been discharged in full or stayed;

(i) Borrower fails to take such action as Lender shall reasonably require to cure a default as contemplated under Section 10.28 above;

(j) a determination by Lender, in its sole and reasonable discretion, that any action, inaction, commission, omission or circumstance has occurred or may occur which may subject the security and collateral given to Lender to being seized by any federal, state or local governmental department, agency or instrumentality pursuant to 18 U.S.C. Sec. 1963, 21 U.S.C. Sec. 853, 21 U.S.C. Sec. 881, 46 U.S.C. App. Sec. 1904, I.C. 34-4-30.1-1 et seq., or any similar federal, state or local laws and/or regulations adopted in publications promulgated pursuant to such laws, or as such laws or regulations may be further amended, modified or supplemented;

(k) the aggregate amount available to be drawn under the Residential Construction Revolving Line of Credit exceeds the Borrowing Base or the aggregate amount available to be drawn under the Land Acquisition and Development Line of Credit exceeds the Parcel Base;

(l) Borrower or any Guarantor defaults under the terms of any indebtedness or lease involving total payment obligations of Borrower or any Guarantor in excess of Two Hundred Fifty Thousand and 00/100 Dollars ($250,000.00), and such default gives any creditor or lessor the right to accelerate the maturity of any such indebtedness or lease payments which right is not contested by Borrower or any Guarantor or is determined by any court of competent jurisdiction to be valid;

(m) the commencement of any foreclosure proceedings, proceedings in aid of execution, attachment actions, levies against, or the filing by any taxing authority of a lien against any of the collateral or any property securing the repayment of any of the Loans, the Development Loan or any of the Loan Documents or loan documents incident to the Development Loan from Borrower to Lender incident thereto; or

(n) the uninsured loss, theft or substantial damage to the collateral or any property securing the repayment of the Loans or the Development Loan if the result of such occurrence will be, in Lender's reasonable judgment, the failure or inability of Borrower to continue substantially normal operation of its business within thirty (30) days of the date of such occurrence;

(o) the occurrence of any default beyond any applicable cure period or under any outstanding debt, loan or credit facility, or any other agreement, instrument or document executed by Borrower or Guarantors with Lender or with any person;

(p) Borrower fails to pay any sum due or to observe or perform any term, condition, covenant or warranty herein, the Notes, any Loan Document or any additional instruments, documents, resolutions, applications for credit executed and delivered by Borrower to Lender incident hereto and to which it is a party;

(q) any of the Guarantors shall fail to pay any sum or observe or perform any term, condition, covenant or warranty arising in, under or in connection with the Guaranty of Guarantors to Lender or of any other guaranty or loan from Guarantors to Lender;

(r) the occurrence of any Event of Default by Borrower, Guarantors or any other guarantor under the Development Loan or any of the loan documents from Borrower, Guarantor or any other guarantor to Lender incident thereto;

(s) the abandonment of any collateral or security given Borrower for the Loans and the Loan Documents given to Lender incident thereto; and

(t) Borrower fails to comply with or to perform any term, obligation, covenant or condition contained in any interest rate protection agreement, foreign currency exchange agreement, commodity price protection agreement or other interest or currency exchange rate or commodity price hedging arrangement between Borrower and Lender in connection with the Swap Loan or any Rate Management Transaction.

12.2 Default Remedies.

(a) Termination of Advances Under Loans – If an Event of Default exists, or any event or circumstance which with notice, the passage of time or both will constitute an Event of Default, exists, notwithstanding any provision of this Agreement or the Loan Documents to the contrary, Lender may cease and terminate any of the Advances under any Loans under this Agreement.

(b) Acceleration – If an Event of Default exists, or any event or circumstance which with notice, the passage of time or both will constitute an Event of Default, exists, Lender may immediately exercise any right, power or remedy permitted to Lender hereunder, the Loan Documents or by law, and shall have, in particular, without limiting the generality of the foregoing, the right to declare the entire principal and all interest accrued on all Notes then outstanding pursuant to this Agreement to be forthwith due and payable, without any presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by Borrower, except as otherwise required by this Loan Agreement or any Loan Document executed pursuant hereto or in connection with the Loans.

(c) Nonwaiver – No course of dealing on the part of Lender or Borrower or Guarantor, nor any delay or failure on the part of Lender or Borrower or Guarantor, to exercise any right shall operate as a waiver of such right or otherwise prejudice Lender's rights, powers and remedies.

(d) Cumulative Effect – Each and every right and remedy of Lender set forth in this Agreement, the Loan Documents and under law shall be cumulative. The exercise of any right or remedy shall not thereafter prevent the exercise of any other right or remedy in connection with the same or another Event of Default or the subsequent exercise of the same right or remedy in connection with any other Event of Default.

(e) Preservation of Rights – No delay or omission of Lender to exercise any power or right under the Loan Documents shall impair such power or right or be construed to be a waiver of any Event of Default or an acquiescence therein, and any single or partial exercise of any powers or right shall not preclude other or further exercise of any other power or right. No Advance hereunder or under any of the Loan Documents shall constitute a waiver of any of the Lender's conditions of the Lender's obligation to make further Advances, nor, in the event Borrower is unable to satisfy any such condition, shall a waiver of such condition in any one instance have the

effect of precluding Lender from thereafter declaring such inability to be an Event of Default. No course of dealing shall be binding upon Lender.

SECTION 13. MISCELLANEOUS.

13.1 Notices. All communications under this Agreement or under the Notes or the Loan Documents executed pursuant hereto shall be in writing and shall be mailed by first class mail, postage prepaid to the addresses of the parties set forth on page one (1) of this Agreement or such address which the parties may give notice of in writing. A copy of all notices to Lender shall also be delivered in the same fashion to Lender's counsel, namely Michael D. Moriarty, Esq., Locke Reynolds LLP, Capital Center South Tower, 201 North Illinois Street #1000, P.O. Box 44961, Indianapolis, Indiana 46244-0961.

13.2 Survival. All warranties, representations, and covenants made by Borrower herein, any Loan Document or on any certificate or other instrument delivered by Borrower or on Borrower's behalf under this Agreement shall be considered to have been relied upon by Lender and shall survive the closing of the Loans regardless of any investigation made by Lender on its behalf. All statements in any such certificate or other instrument shall constitute warranties and representations by Borrower.

13.3 Successors and Assigns. Except as herein provided, this Agreement and the other Loan Documents shall be binding upon and inure to the benefit of Borrower and Lender and any other party thereto and Borrower's respective successors and assigns. Notwithstanding the foregoing, Borrower or any other party to this Agreement and the other Loan Documents other than Lender, without the prior written consent of Lender, which consent may be withheld in Lender's sole discretion, may not assign, transfer or set over to another party to this Agreement and the other Loan Documents, in whole or in part, all or any part of its benefits, rights, duties and obligations hereunder, including, without limitation, performance of and compliance with conditions hereof and the right to receive the proceeds of current or future Advances. Whenever in this Agreement or in any of the other Loan Documents any of the parties hereto or thereto is referred to, such reference shall be deemed to include the successors and assigns of such party (but without any implied consent to any transfer or other action which violates the term of any Loan Document), and all covenants, promises and agreements contained in this Agreement, or in any of the other Loan Documents by or on behalf of Borrower or any other party to this Agreement and the other Loan Documents other than Lender, shall inure to the benefit of the respective successors and assigns of Lender.

13.4 **Amendment and Waiver.** This Agreement may be amended, and the observance of any term of this Agreement may be waived, with (and only with) the written consent of Borrower and Lender. Lender shall not assess Borrower any charge in connection with its exercising its right to waive or excuse compliance or performance of any of the terms or conditions of this Agreement other than charges for Lender's actual expenses incurred or suffered by Lender in connection with or leading up to such waiver.

13.5 **Duplicate Originals**. Two or more duplicate originals of this Agreement and the Loan Documents may be signed by the parties, each of which shall be an original but all of which together shall constitute one and the same instrument.

13.6 **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana, except to the extent any law, rule or regulation of the federal government of the United States of America may be applicable hereto, in which event such federal law, rule or regulation shall govern and control.

13.7 **Subordination and Repayment of Affiliate Member Loans**. Notwithstanding anything to the contrary in this Agreement or in any document executed pursuant hereto or in connection herewith, Borrower agrees that all indebtedness due from Borrower, or any of them, to any Affiliate or any members of Borrower or owners of the equity interests in the members of Borrower, whether now existing or arising in the future, shall be and hereby is junior, inferior and subordinate in all respects to the Loans and any other amounts or obligations in connection therewith from Borrower to Lender, whether now existing or arising in the future. Further, Lender agrees that Borrower may repay any and all debt to its members, in accordance with a schedule for such payments, provided however and for so long as such repayment shall not cause the occurrence of an Event of Default hereunder, the Loans or any Loan Document or instrument given by Borrower to Lender in connection herewith. At Lender's request, Borrower shall disclose to Lender any indebtedness subject to this Section 13.7.

13.8 **WAIVER OF JURY TRIAL**. BORROWER AND LENDER HEREBY WAIVE THE RIGHT TO TRIAL BY JURY IN ANY COURT AND IN ANY ACTION OR PROCEEDING OF ANY TYPE IN WHICH BORROWER AND LENDER ARE A PARTY AS TO ALL MATTERS AND THINGS ARISING OUT OF THIS LOAN AGREEMENT OR ANY OF THE LOAN DOCUMENTS WHETHER SOUNDING IN CONTRACT OR TORT OR OTHERWISE.

13.9 **Fees and Expenses**. Borrower shall reimburse Lender upon demand for all out-of-pocket costs, charges and expenses of Lender (including reasonable fees, and disbursements of Lender's counsel) in connection with (a) the preparation, execution and delivery of this Agreement, the Note and any other Loan Documents, (b) the making of the Loans, (c) any amendments, modifications, consents or waivers in respect thereof, and (d) any enforcement thereof, including with respect to any taxes assessed against Lender as a result of any taking of any collateral or security given to Lender by Borrower.

13.10 **Consent to Jurisdiction**. The parties hereto, to the extent that they may lawfully do so, hereby consent to the jurisdiction of the courts of the State of Indiana and the United States Court for the Southern District of the State of Indiana, as well as to the jurisdiction of all courts from which an appeal may be taken from such courts, for the purpose of any suit, action or other proceeding arising out of any of its obligations arising hereunder or under any other Loan Document or with respect to the transactions contemplated hereby or thereby, and expressly waive any and all objections they may have as to venue in any such courts. Borrower

agrees that service shall be deemed given to Borrower if service is sent in accordance with and to the address disclosed in Section 13.1.

13.11 Severability. Any provision of this Agreement, the Notes or of any other Loan Document which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

13.12 Headings. Any Article and Section headings in this Agreement or in any other Loan Document are included herein and therein for convenience of reference only and shall not constitute a part of this Agreement or of any other Loan Document.

13.13 Gender. Whenever the context so requires, reference herein or in any other Loan Document to the masculine gender shall include the feminine gender or in either case the neuter and vice versa; and the singular shall include the plural and vice versa.

13.14 Right of Setoff. Upon the occurrence of an Event of Default, Lender may, at its option, offset against the indebtedness of Borrower to Lender hereunder or under any of the Loan Documents any and all indebtedness of Lender to Borrower, including without limitation, all deposits of any kind (now or hereafter existing) of Borrower.

13.15 Statement of Account. Each statement of account, if any, delivered by Lender to Borrower shall be presumed correct and accurate.

13.16 No Partnership or Joint Venture. Borrower and Lender expressly agree that the only relationship intended to be created between them in connection with Term Loan A, the Swap Loan, the Residential Construction Revolving Line of Credit or the Land Acquisition and Development Line of Credit is that of lender and borrower and that the relationship in no way is intended to create a partnership, joint venture, tenancy in common, or joint tenancy between them. Accordingly, it is understood and agreed that Borrower is the sole and exclusive owner of its property and the property which is subject to the security interests and liens thereon and given to Lender as security and collateral for the Loans and there is no intent by the parties to share the profits and losses from the business of Borrower. Borrower will indemnify and hold Lender harmless from any and all liabilities and damages, together with reasonable attorneys' fees, incurred by Lender in defense of any suite or cause of action which is asserted against Lender on the basis that Lender is liable or the security and collateral for the Loans is deferred or defeated solely by virtue of the existence of a partnership, joint venture, tenancy in common or joint tenancy between Borrower and Lender in connection with the Loans.

FIFTH THIRD BANK (CENTRAL INDIANA),
a Michigan banking corporation

By: ______________________
Jeffrey K. Lockhart, Vice President

DAVIS HOMES, LLC,
an Indiana limited liability company

By: DAVIS HOLDING CORPORATION,
an Indiana corporation,
its sole managing member

By: ______________________
C. Richard Davis, Vice President

STATE OF INDIANA)
) SS:
COUNTY OF MARION)

Before me, a Notary Public, in and for said County and State, personally appeared Jeffrey K. Lockhart, the Vice President of Fifth Third Bank (Central Indiana), a Michigan banking corporation, who respectively acknowledged for and on behalf of Fifth Third Bank (Central Indiana) the execution of the foregoing Loan Agreement as his free and voluntary act and deed and the free and voluntary act and deed of Fifth Third Bank (Central Indiana) and who, having been duly sworn, stated the representations therein are true for the uses and purposes therein mentioned this 15th day of December, 2004.

Andrea D. Hittle
Notary Public

Andrea D. Hittle
Printed Name

NOTARY PUBLIC SEAL INDIANA

My Commission Expires: November 18, 2012

My County of Residence: Marion

STATE OF Indiana)
) SS:
COUNTY OF Marion)

Before me, a Notary Public, in and for said County and State, personally appeared C. Richard Davis, the Vice President of Davis Holding Corporation, an Indiana corporation, the sole managing member of Davis Homes, LLC, an Indiana limited liability company who acknowledged for and on behalf of said limited liability company the execution of the foregoing Loan Agreement as his free and voluntary act and deed and the free and voluntary act and deed of said limited liability company, pursuant to the authority vested in him by resolution of the members of said limited liability company, and whom, having been duly sworn under penalties of perjury, stated the representations therein are true for the uses and purposes therein mentioned this 15th day of December, 2004.

Andrea D. Hittle
Notary Public

Andrea D. Hittle
Printed Name

NOTARY PUBLIC SEAL INDIANA

My Commission Expires: November 18, 2012

My County of Residence: Marion

MORIMD:614702
Davis Homes:December 16, 2004

SCHEDULE I

AMORTIZATION SCHEDULE

Payment Date	Principal Amount Due
1/5/2005	$0.00
2/5/2005	$20,500.00
3/5/2005	$20,500.00
4/5/2005	$20,500.00
5/5/2005	$20,500.00
6/5/2005	$20,500.00
7/5/2005	$20,500.00
8/5/2005	$20,500.00
9/5/2005	$20,500.00
10/5/2005	$20,500.00
11/5/2005	$20,500.00
12/5/2005	$20,500.00
1/5/2006	$21,500.00
2/5/2006	$21,500.00
3/5/2006	$21,500.00
4/5/2006	$21,500.00
5/5/2006	$21,500.00
6/5/2006	$21,500.00
7/5/2006	$21,500.00
8/5/2006	$21,500.00
9/5/2006	$21,500.00
10/5/2006	$21,500.00
11/5/2006	$21,500.00
12/5/2006	$21,500.00
1/5/2007	$22,500.00
2/5/2007	$22,500.00
3/5/2007	$22,500.00
4/5/2007	$22,500.00
5/5/2007	$22,500.00
6/5/2007	$22,500.00
7/5/2007	$22,500.00
8/5/2007	$22,500.00
9/5/2007	$22,500.00
10/5/2007	$22,500.00
11/5/2007	$22,500.00

Payment Date	Principal Amount Due
12/5/2007	$22,500.00
1/5/2008	$23,600.00
2/5/2008	$23,600.00
3/5/2008	$23,600.00
4/5/2008	$23,600.00
5/5/2008	$23,600.00
6/5/2008	$23,600.00
7/5/2008	$23,600.00
8/5/2008	$23,600.00
9/5/2008	$23,600.00
10/5/2008	$23,600.00
11/5/2008	$23,600.00
12/5/2008	$23,600.00
1/5/2009	$24,700.00
2/5/2009	$24,700.00
3/5/2009	$24,700.00
4/5/2009	$24,700.00
5/5/2009	$24,700.00
6/5/2009	$24,700.00
7/5/2009	$24,700.00
8/5/2009	$24,700.00
9/5/2009	$24,700.00
10/5/2009	$24,700.00
11/5/2009	$24,700.00
12/5/2009	$24,700.00

EXHIBIT "A"

BORROWING BASE REPORT

Davis Homes, LLC
Borrowing Base Report as of ____________, 200_

Sub	Lot	Sales	% Complete	Eligible		Rate	Base		Type	Mortgage	Base	County	Community	Lot
Models Owned:														

EXHIBIT “A” (CONT.)

BORROWING BASE REPORT

Davis Homes, LLC
Borrowing Base Report as of ____________, 200_

Sub	Lot	Sales	% Complete	Eligible		Rate	Base		Type	Mortgage	Base	County	Community	Lot
Specs:														

EXHIBIT "A" (CONT.)

BORROWING BASE REPORT

Davis Homes, LLC
Borrowing Base Report as of ____________, 200_

Sub	Lot	Sales	% Complete	Eligible		Rate	Base		Type	Mortgage	Base	County	Community	Lot
Contracts:														

EXHIBIT "B"

ADDITIONS REPORT

Davis Homes, LLC __________, 200_ Additions			
County	Community	Lot	Legal Description

EXHIBIT "C"

RELEASES REPORT

Davis Homes, LLC __________, 200_ Releases			
County	Community	Lot	Legal Description

EXHIBIT "D"

AMENDMENT TO MORTGAGE

Cross References: Instrument No._______________

AMENDMENT TO MORTGAGE

This Amendment to Mortgage ("Amendment"), entered into as of the _____ day of ___________, 20__ by and between FIFTH THIRD BANK (CENTRAL INDIANA), a Michigan banking corporation formerly known as Fifth Third Bank, Indiana (Central), an Indiana banking corporation with an address of 251 North Illinois Street, Suite 1200, Indianapolis, Indiana 46204 ("Mortgagee"), and DAVIS HOMES, LLC, an Indiana limited liability company whose address is 3755 East 82nd Street, Suite 120, Indianapolis, Indiana 46240 ("Mortgagor").

WITNESSETH:

WHEREAS, to secure certain financial accommodations previously extended or to be extended by Mortgagee to Mortgagor, Mortgagor executed and delivered to Mortgagee that certain Mortgage dated ______________, 20__, which was recorded _______________, 20__ in the __________________ County, Indiana Recorder's Office as Instrument No. ___________________ (such Mortgage, as amended from time to time, referred to herein as "Mortgage"); and

WHEREAS, Mortgagor and Mortgagee wish to amend the Mortgage pursuant to the terms of this Amendment; and

WHEREAS, the Mortgage contained certain legal descriptions attached as **Exhibit "A"** and which were collectively referred to as Premises; and

WHEREAS, Mortgagor and Mortgagee have agreed that said **Exhibit "A"** and the definition of Premises as contained in the Mortgage should be amended, pursuant to the terms of this Amendment.

NOW THEREFORE, the parties agree that the legal descriptions originally attached to the Mortgage as **Exhibit "A"** will be supplemented with the legal descriptions on the **Exhibit "A"** attached to this Amendment.

This Amendment shall not change, modify, amend or revise the terms, conditions and provisions of the Mortgage, the terms and provisions of which are incorporated herein by reference, except as expressly provided herein and agreed upon by the parties hereto. Mortgagor

and Mortgagee each hereby confirm and ratify, except as modified by this Amendment, all of the terms, conditions and covenants of the Mortgage.

Terms defined in the Mortgage which are used in this Amendment shall have the meaning as set forth in the Mortgage unless otherwise expressly specified herein or the context expressly provides otherwise.

Mortgagor hereby represents and warrants to Mortgagee that all representations and warranties of Mortgagor as set forth in the Mortgage and the Loan Documents (as defined in the Mortgage) are true and correct as of the date hereof and shall apply and extend to the real property described by the legal descriptions attached to this Amendment as **Exhibit "A"**.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to Mortgage to be executed effective as of the date first above written.

MORTGAGOR:

DAVIS HOMES, LLC,
an Indiana limited liability company

By: DAVIS HOLDING CORPORATION,
an Indiana corporation,
its sole managing member

By: ______________________________
(Signature), Title

____
(Printed), Title

MORTGAGEE:

FIFTH THIRD BANK (CENTRAL INDIANA),
a Michigan banking corporation

By: ______________________________
(Signature), Title

____
(Printed), Title

STATE OF ____________)
) SS:
COUNTY OF __________)

Before me, a Notary Public, in and for said County and State, personally appeared ________________________, the ________________________ of Davis Holding Corporation, an Indiana corporation, the sole managing member of Davis Homes, LLC, an Indiana limited liability company who acknowledged for and on behalf of said limited liability company the execution of the foregoing Amendment to Mortgage as his free and voluntary act and deed and the free and voluntary act and deed of said limited liability company, pursuant to the authority vested in him by resolution of the members of said limited liability company, and whom, having been duly sworn under penalties of perjury, stated the representations therein are true for the uses and purposes therein mentioned this _____ day of ___________, 20__.

____
Notary Public

____
Printed Name

My Commission Expires: ______________________

My County of Residence: ______________________

STATE OF INDIANA)
) SS:
COUNTY OF MARION)

Before me, a Notary Public, in and for said County and State, personally appeared ______________________, the ________________________ of Fifth Third Bank (Central Indiana), a Michigan banking corporation, who respectively acknowledged for and on behalf of Fifth Third Bank (Central Indiana) the execution of the foregoing Amendment to Mortgage as his free and voluntary act and deed and the free and voluntary act and deed of Fifth Third Bank (Central Indiana) and who, having been duly sworn, stated the representations therein are true for the uses and purposes therein mentioned this _____ day of ___________, 20__.

____
Notary Public

____
Printed Name

My Commission Expires: ______________________

My County of Residence: ______________________

This Instrument Prepared by:
____
____
____
____
(__) ___-____

Exhibit "A"
to
Amendment to Mortgage

Legal Description:

EXHIBIT "E"

PARCEL BASE REPORT

Davis Homes, LLC ___________, 200_				
County	Community	Number of Lots	Legal Description	Average Total Lot Price

EXHIBIT "F"

FIFTH THIRD BANK (CENTRAL INDIANA)

TERM LOAN A NOTE

$2,000,000.00 Dated: December __, 2004

Maturity Date: December 5, 2009

FOR VALUE RECEIVED, the undersigned (individually and collectively, the "Borrower"), jointly and severally, promises to pay to the order of **FIFTH THIRD BANK (CENTRAL INDIANA)**, a Michigan banking corporation ("Lender," which term shall include any holder hereof), whose principal mailing and business address is 251 North Illinois Street, Suite 1200, Indianapolis, Indiana 46204, which term shall include any holder hereof and any parent, subsidiary or affiliate bank, at such place as Lender may designate or, in the absence of such designation, any of Lender's offices, the sum of Two Million and 00/100 Dollars ($2,000,000.00) or so much thereof as has been advanced hereunder ("Principal Sum") together with interest thereon as hereinafter provided. Borrower promises to pay the Principal Sum and the interest thereon at the times and in the manner hereinafter provided. This Note is executed and delivered pursuant to the term of that certain Amended and Restated Loan Agreement from Borrower to Lender dated December __, 2004 ("Loan Agreement").

INTEREST AND PREPAYMENT

Interest will accrue on the unpaid balance of the Principal Sum at either a fixed or a variable rate of interest per annum equal to the Applicable Interest Rate under the LIBOR Rate (both as defined in the Loan Agreement).

Upon the occurrence of an Event of Default (as defined in the Loan Agreement), whether by acceleration or otherwise, interest will accrue on the unpaid balance of the Principal Sum and unpaid interest, if any, until paid at a variable rate of interest per annum, which shall change in the manner set forth below, equal to four percent (4%) over the Applicable Interest Rate as then in effect (the "Default Rate").

All interest will be calculated on the basis of a 360 day year for the actual number of days the Principal Sum or any part thereof remains unpaid. Any prepayment premiums for early prepayment shall be determined in accordance with the terms and covenants of the Loan Agreement.

MANNER OF PAYMENT

This Note evidences a term loan made pursuant to the terms of the Loan Agreement. The unpaid balance of the Principal Sum will be payable in sixty (60) consecutive monthly installments of principal plus accrued interest based on a seven (7) year amortization schedule with the first payment of interest commencing on the fifth (5th) day of January, 2005, and the first payment of principal plus interest commencing on February 5, 2005 and continuing on the fifth (5th) day of each month thereafter until a final maturity date of December 5, 2009, at which time the entire unpaid principal balance of this Note together with all accrued and unpaid interest, costs and expenses in connection with this Note as provided by and as more particularly described in the Loan Agreement will be due and payable, whether by demand, acceleration or otherwise. Notwithstanding the foregoing, if the due date of any payment under this Note shall be a day that is not a Banking Day (as defined in the Loan Agreement) or a LIBOR Rate Banking Day (as defined in the Loan Agreement), the due date will be extended to the next succeeding Banking Day or LIBOR Rate Banking Day; provided, however, that if such next succeeding Banking Day or LIBOR Rate Banking Day occurs in the following calendar month, then the due date will be the immediately preceding Banking Day or LIBOR Rate Banking Day. The entire Principal Sum shall be due and payable on December 5, 2009, and accrued interest thereon shall be due and payable in accordance with the provisions hereof and the Loan Agreement and thereafter at maturity, whether by demand, acceleration or otherwise together with any and all other sums due hereunder. All sums due hereunder shall be paid to Lender at its office address as set forth herein and shall be paid in lawful money of the United States of America and in immediately available funds, and shall be applied by Lender: (a) first to the payment of any sums other than principal or interest, (b) then to the payment of interest, and (c) then to the payment of principal. All sums due hereunder shall be without relief from valuation and appraisement laws.

LATE CHARGE.

Any payment of principal or interest not made within ten (10) days of the date such payment or installment is due shall be subject to a late charge equal to five percent (5%) of the amount of the installment or payment. Except for any cure or grace periods provided to Borrower in the Loan Agreement, this provision shall not be construed so as to create any additional grace period for payment.

SECURITY

This Note is secured by, *inter alia*, the security interests granted to Lender by the undersigned in and evidenced by that certain Security Agreement referenced and defined in the Loan Agreement, as amended from time to time; and a Continuing Guaranty Unlimited from Davis Holding Corporation, an Indiana corporation and Davis Investments, L.P., an Indiana limited partnership and such other collateral and security interests as described in the Loan Agreement.

SETOFF

If any obligation evidenced by this Note is not paid when due, Lender may, at its option, demand, setoff, sue for, collect or make any compromise or settlement it deems desirable with reference to any collateral securing this Note, and shall have the rights of a secured party under the law of the State of Indiana, and Borrower shall be liable for any deficiency. This Note is also secured by any funds of Borrower on deposit with Lender and, upon an Event of Default (as defined in the Loan Agreement), Lender may setoff any liabilities owed Borrower, without regard to mutuality of maturities, against this Note. The failure to reference in this Note any security for this Note shall not be construed to invalidate any security interest, pledge, mortgage or other lien which pursuant to the terms of any agreement or instrument creating such lien secures this Note or any or all obligations of Borrower to Lender generally.

DEFAULT

This Note is secured by collateral as more fully set forth in, is subject to the terms, and entitled to the benefits, of the Loan Agreement and the Loan Documents (as defined in the Loan Agreement), to which reference should be made for rights and remedies available to Lender upon the occurrence of an Event of Default and for other provisions which control this Note. Upon the existence of an Event of Default, or if in Lender's sole and reasonable discretion and in good faith deems itself insecure, then Lender may, at its option, without further notice or demand, accelerate the maturity of the obligations evidenced hereby, which obligations shall become immediately due and payable. In the event Lender shall institute any action for the enforcement or collection of the obligations evidenced hereby, the undersigned agrees to pay all costs and expenses of such action, including reasonable attorneys' fees, to the extent permitted by law.

GENERAL PROVISIONS

All of the parties hereto, including the undersigned, and any endorser, surety, accommodation party, or guarantor, hereby jointly and severally, waive presentment, notice of dishonor, protest, notice of protest, and diligence in bringing suit against any party hereto, waive the defenses of impairment of collateral for the obligation evidenced hereby, impairment of a person against whom Lender has any right of recourse, and any defenses of any accommodation maker and consent that without discharging any of them, that the time of payment and any other provision of this Note may be extended or modified an unlimited number of times before or after maturity without notice to any of them. The undersigned agrees that it will pay the obligations evidenced hereby, irrespective of any action or lack of action on Lender's part in connection with the acquisition, perfection, possession, enforcement, disposition, or modification of all the obligations evidenced hereby or any and all collateral or security therefor, and no omission or delay on Lender's part in exercising any right against, or taking any action to collect from or pursue Lender's remedies against any party hereto will release, discharge, or modify the duties of the undersigned to make payments hereunder. The undersigned agrees that Lender will not be required to pursue or exhaust any of its rights or remedies against the undersigned or any guarantors of the obligations evidenced hereby with respect to the payment of any said

obligations, or to pursue, exhaust or preserve any of Lender's rights or remedies with respect to any collateral, security or other guaranties given to secure said obligations.

The obligations evidenced hereby may from time to time be evidenced by another note or notes given in substitution, renewal or extension hereof. Any security interest or mortgage which secures the obligations evidenced hereby shall remain in full force and effect notwithstanding any such substitution, renewal, or extension.

The captions used herein are for reference only and shall not be deemed a part of this Note. If any of the terms or provisions of this Note shall be deemed unenforceable, the enforceability of the remaining terms and provisions shall not be affected. This Note shall be governed by and construed in accordance with the substantive laws of the State of Indiana notwithstanding that the conflict of law provisions of Indiana law may require that the law of another jurisdiction apply.

Borrower agrees that, to the extent that Borrower makes a payment or payments to Lender, or Lender receives any proceeds of any collateral securing this Note, which payment or payments or proceeds or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to Borrower, its estate, trustee, receiver or any other party, including, without limitation, any guarantor, under any bankruptcy law, state or federal law, common law or equitable cause, then to the extent of such payment or repayment, the obligations under this Note or the part thereof which has been paid, reduced or satisfied by such amount shall be reinstated and continued in full force and effect as of the date such initial payment, reduction or satisfaction occurred.

All advances made by Lender may be evidenced by entries made by or on behalf of Lender to the electronic data processing system and/or internal memoranda maintained by or on behalf of Lender. Borrower further agrees that the sum or sums shown on the most recent printout from said electronic data processing system and/or such memoranda shall in the absence of manifest error, be presumptive evidence of the outstanding balance of the Principal Sum and of the amount of any accrued interest. Each request for an advance shall constitute a warranty and representation by Borrower that no Event of Default hereunder or under any related Loan Documents has occurred and is continuing and that no event or circumstance which would constitute such an Event of Default, but for the requirement that notice be given or time elapse or both, has occurred and is continuing.

No failure on the part of Lender to exercise and no delay in exercising any right, power or remedy under this Note or any other Loan Document or agreement with Lender shall operate as a waiver thereof; nor shall any single or partial exercise of any right under this Note or any other Loan Document or agreement with Lender preclude any other or further exercise thereof or the exercise of any other right. The remedies provided in this Note and any other Loan Document or agreement with Lender are cumulative and not exclusive of any remedies provided by law.

In addition, all collateral given as security for this Note shall constitute additional security for all other loans, debts or notes or other obligations of Borrower and all collateral

given as security for such other loans, debts or notes shall constitute security for this Note, all as more fully set forth in any documents securing such loans, debt or notes.

WAIVER OF JURY TRIAL

LENDER AND BORROWER, AFTER CONSULTING OR HAVING THE OPPORTUNITY TO CONSULT WITH COUNSEL, KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION BASED UPON OR ARISING OUT OF THIS NOTE OR ANY RELATED INSTRUMENT OR NOTE OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS NOTE, OR ANY CONDUCT, DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN), OR ACTIONS OF ANY OF THEM. NEITHER LENDER NOR BORROWER SHALL SEEK TO CONSOLIDATE BY COUNTERCLAIM (EXCEPT COMPULSORY COUNTERCLAIMS) OR OTHERWISE ANY ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. BORROWER AGREES, UPON REQUEST OF LENDER, TO SUBMIT TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITUATED IN MARION COUNTY, INDIANA. BORROWER WAIVES ANY DEFENSE BASED UPON FORUM NON CONVENIENS. LENDER AND BORROWER AGREE THESE PROVISIONS SHALL NOT BE DEEMED TO HAVE BEEN MODIFIED IN ANY RESPECT OR RELINQUISHED BY LENDER AND BORROWER EXCEPT BY WRITTEN INSTRUMENT EXECUTED JOINTLY BY THEM.

IN WITNESS WHEREOF, the undersigned has executed this Term Note A, effective as of the above date.

DAVIS HOMES, LLC,
an Indiana limited liability company

By: DAVIS HOLDING CORPORATION,
an Indiana corporation,
its sole managing member

By: ______________________
C. Richard Davis, Vice President

EXHIBIT "G"

FIFTH THIRD BANK (CENTRAL INDIANA)

RESIDENTIAL CONSTRUCTION REVOLVING LINE OF CREDIT NOTE

$20,000,000.00 Dated: December __, 2004

Maturity Date: July 15, 2006
or earlier as
herein provided

FOR VALUE RECEIVED, the undersigned (individually and collectively, the "Borrower"), jointly and severally, promises to pay to the order of **FIFTH THIRD BANK (CENTRAL INDIANA)**, a Michigan banking corporation ("Lender," which term shall include any holder hereof), whose principal mailing and business address is 251 North Illinois Street, Suite 1200, Indianapolis, Indiana 46204, at such place as Lender may designate or, in the absence of such designation, at any of Lender's offices, the sum of Twenty Million and 00/100 Dollars ($20,000,000.00) or so much thereof as shall have been advanced by Lender at any time and not hereafter repaid (hereinafter referred to as "Principal Sum") together with interest as hereinafter provided and payable at the time(s) and in the manner(s) hereinafter provided. The proceeds of the loan evidenced hereby may be advanced, repaid and readvanced in partial amounts during the term of this Note and prior to maturity; provided, however, that no advance made hereunder shall be in an amount less than One Thousand and 00/100 Dollars ($1,000.00). Each such advance shall be made to the undersigned upon receipt by Lender of the undersigned's application therefor and disbursement instructions, which shall be in such form as Lender shall from time to time prescribe. Lender shall be entitled to rely on any verbal or communication by telephone requesting an advance and/or providing disbursement instructions hereunder which shall be received by it in good faith from anyone reasonably believed by Lender to be any of the undersigned's authorized agent. The undersigned agrees that all advances made by Lender will be evidenced by entries made by Lender into its electronic data processing system and/or internal memoranda maintained by Lender. The undersigned further agrees that the sum or sums shown on the most recent printout from Lender's electronic data processing system and/or on such memoranda shall be presumptive evidence of the amount of the Principal Sum and of the amount of any accrued interest.

LOAN AGREEMENT

This Note is executed and the advances contemplated hereunder are to be made pursuant to the Amended and Restated Loan Agreement dated of even date herewith by and between the undersigned and Lender, as amended, modified, renewed or extended, from time to time (hereinafter collectively called the "Loan Agreement") and all the covenants, representations, agreements, terms, and conditions contained therein, including but not limited to additional conditions of default, and provisions relating to notice to the undersigned of any default and an

opportunity to cure, are incorporated herein as if fully rewritten. This Note is not given in payment of, but as a renewal, modification, and extension of all of the indebtedness evidenced by revolving notes under the Prior Loan Agreements (as defined in the Loan Agreement), which amount constitutes the initial principal balance hereof and is given in substitution for such revolving notes.

INTEREST AND PREPAYMENT

In accordance with the Loan Agreement and compliance by Borrower with the terms, conditions and procedures thereof, Borrower, at Borrower's option, shall have the ability to select from time to time one or both of the two interest pricing options to be applied by Lender to the principal amounts outstanding hereunder and such interest pricing options to be known as the Prime Rate Option and the LIBOR Rate Option (both as defined in the Loan Agreement), and the principal hereunder shall bear interest at the Applicable Interest Rate (as defined in the Loan Agreement) determined by reference to the Loan Agreement plus or minus, as may be applicable, the appropriate number of basis points (all of which terms are defined in the Loan Agreement).

Upon the occurrence of an Event of Default (as defined in the Loan Agreement), whether by acceleration or otherwise, interest will accrue on the unpaid balance of the Principal Sum and unpaid interest, if any, until paid at a variable rate of interest per annum, which shall change in the manner set forth below, equal to four percent (4%) over the Applicable Interest Rate then in effect (the "Default Rate").

All interest will be calculated on the basis of a 360 day year for the actual number of days the Principal Sum or any part thereof remains unpaid. Any prepayment premium for early prepayment shall be determined in accordance with the terms and covenants of the Loan Agreement.

MANNER OF PAYMENT

Interest on the Principal Sum calculated under the Prime Rate Option shall be payable monthly in arrears on the first (1st) day of each calendar month for the month first ended and on the first (1st) day of each succeeding calendar month. Interest due on the Principal Sum calculated under the LIBOR Rate Option shall be payable on the last day of the LIBOR Rate Interest Period (as defined in the Loan Agreement). Notwithstanding the foregoing, if the due date of any payment under this Note shall be a day that is not a Banking Day (as defined in the Loan Agreement) or a LIBOR Rate Banking Day (as defined in the Loan Agreement), the due date will be extended to the next succeeding Banking Day or LIBOR Rate Banking Day; provided, however, that if such next succeeding Banking Day or LIBOR Rate Banking Day occurs in the following calendar month, then the due date will be the immediately preceding Banking Day or LIBOR Rate Banking Day. The entire Principal Sum shall be due and payable on July 15, 2006, or upon the occurrence of an Event of Default, or upon demand, whichever will first occur, and accrued interest thereon shall be due and payable in accordance with the provisions hereof and the Loan Agreement and thereafter at maturity, whether by demand,

acceleration or otherwise together with any and all other sums due hereunder. All sums due hereunder shall be paid to Lender at its office address as set forth herein and shall be paid in lawful money of the United States of America and in immediately available funds, and shall be applied by Lender: (a) first to the payment of any sums other than principal or interest, (b) then to the payment of interest, and (c) then to the payment of principal. All sums due hereunder shall be without relief from valuation and appraisement laws.

LATE CHARGE

Any payment of interest (but not principal) not made within 10 days of the date such payment or installment is due shall be subject to a late charge equal to five percent (5%) of the amount of the installment or payment. Except for any cure or grace periods provided to Borrower in the Loan Agreement, this provision shall not be construed so as to create any additional grace period for payment.

SECURITY

This Note is secured by, *inter alia*, certain real estate mortgages and security interests granted to Lender by the undersigned in and evidenced by certain Lot Mortgages referenced and defined in the Loan Agreement as amended from time to time. The undersigned has also executed and delivered to Lender an Environmental Indemnity Agreement (as defined in the Loan Agreement). Further, the Note is secured by a Continuing Guaranty Unlimited from Davis Holding Corporation, an Indiana corporation and Davis Investments, L.P., an Indiana limited partnership and certain other collateral and security interests as described in the Loan Agreement.

SETOFF

If any obligation evidenced by this Note is not paid when due, Lender may, at its option, demand, setoff, sue for, collect or make any compromise or settlement it deems desirable with reference to any collateral securing this Note, and shall have the rights of a secured party under the law of the State of Indiana, and Borrower shall be liable for any deficiency. This Note is also secured by any funds of Borrower on deposit with Lender and, upon an Event of Default (as defined in the Loan Agreement), Lender may setoff any liabilities owed Borrower, without regard to mutuality of maturities, against this Note. The failure to reference in this Note any security for this Note shall not be construed to invalidate any security interest, pledge, mortgage or other lien which pursuant to the terms of any agreement or instrument creating such lien secures this Note or any or all obligations of Borrower to Lender generally.

DEFAULT

This Note is secured by collateral as more fully set forth in, is subject to the terms, and entitled to the benefits, of the Loan Agreement and the Loan Documents (as defined in the Loan Agreement), to which reference should be made for rights and remedies available to Lender upon the occurrence of an Event of Default and for other provisions which control this

Note. Upon the existence of an Event of Default, Lender may, at its option, without further notice or demand, accelerate the maturity of the obligations evidenced hereby, which obligations shall become immediately due and payable. In the event Lender shall institute any action for the enforcement or collection of the obligations evidence hereby, the undersigned agree to pay all costs and expenses of such action, including reasonable attorneys' fees, to the extent permitted by law.

GENERAL PROVISIONS

All of the parties hereto, including the undersigned, and any endorser, surety, accommodation party, or guarantor, hereby jointly and severally, waive presentment, notice of dishonor, protest, notice of protest, and diligence in bringing suit against any party hereto, waive the defenses of impairment of collateral for the obligation evidenced hereby, impairment of a person against whom Lender has any right of recourse, and any defenses of any accommodation maker and consent that without discharging any of them the time of payment and any other provision of this promissory note may be extended or modified an unlimited number of times before or after maturity without notice to any of them. The undersigned agrees that it will pay the obligations evidenced hereby, irrespective of any action or lack of action on Lender's part in connection with the acquisition, perfection, possession, enforcement, disposition, or modification of all the obligations evidenced hereby or any and all collateral or security therefor, and no omission or delay on Lender's part in exercising any right against, or taking any action to collect from or pursue Lender's remedies against any party hereto will release, discharge, or modify the duties of the undersigned to make payments hereunder. The undersigned agrees that Lender will not be required to pursue or exhaust any of its rights or remedies against the undersigned or any guarantors of the obligations evidenced hereby with respect to the payment of any said obligations, or to pursue, exhaust or preserve any of Lender's rights or remedies with respect to any collateral, security or other guaranties given to secure said obligations.

The obligations evidenced hereby may from time to time be evidenced by another note or notes, given in substitution, renewal or extension hereof. Any security interest or mortgage which secures the obligations evidenced hereby shall remain in full force and effect notwithstanding any such substitution, renewal, or extension.

The captions used herein are for references only and shall not be deemed a part of this Note. If any of the terms or provisions of this Note shall be deemed unenforceable, the enforceability of the remaining terms and provisions shall not be affected. This Note shall be governed by and construed in accordance with the law of the State of Indiana.

Borrower agrees that, to the extent that Borrower makes a payment or payments to Lender, or Lender receives any proceeds of any collateral securing this Note, which payment or payments or proceeds or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to Borrower, its estate, trustee, receiver or any other party, including, without limitation, any guarantor, under any bankruptcy law, state or federal law, common law or equitable cause, then to the extent of such payment or repayment, the obligations under this Note or the part thereof which has been paid, reduced or satisfied by

such amount shall be reinstated and continued in full force and effect as of the date such initial payment, reduction or satisfaction occurred.

All advances made by Lender may be evidenced by entries made by or on behalf of Lender to the electronic data processing system and/or internal memoranda maintained by or on behalf of Lender. Borrower further agrees that the sum or sums shown on the most recent printout from said electronic data processing system and/or such memoranda shall in the absence of manifest error, be presumptive evidence of the outstanding balance of the Principal Sum and of the amount of any accrued interest. Each request for an advance shall constitute a warranty and representation by Borrower that no Event of Default hereunder or under any related Loan Documents has occurred and is continuing and that no event or circumstance which would constitute such an Event of Default, but for the requirement that notice be given or time elapse or both, has occurred and is continuing.

No failure on the part of Lender to exercise and no delay in exercising any right, power or remedy under this Note or any other Loan Document or agreement with Lender shall operate as a waiver thereof; nor shall any single or partial exercise of any right under this Note or any other Loan Document or agreement with Lender preclude any other or further exercise thereof or the exercise of any other right. The remedies provided in this Note and any other Loan Document or agreement with Lender are cumulative and not exclusive of any remedies provided by law.

<u>WAIVER OF JURY TRIAL</u>. LENDER AND BORROWER, AFTER CONSULTING OR HAVING THE OPPORTUNITY TO CONSULT WITH COUNSEL, KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION BASED UPON OR ARISING OUT OF THIS NOTE OR ANY RELATED INSTRUMENT OR NOTE OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS NOTE, OR ANY CONDUCT, DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN), OR ACTIONS OF ANY OF THEM. NEITHER LENDER NOR BORROWER SHALL SEEK TO CONSOLIDATE BY COUNTERCLAIM (EXCEPT COMPULSORY COUNTERCLAIMS) OR OTHERWISE ANY ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. BORROWER AGREES, UPON REQUEST OF LENDER, TO SUBMIT TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITUATED IN MARION COUNTY, INDIANA. BORROWER WAIVES ANY DEFENSE BASED UPON FORUM NON CONVENIENS. LENDER AND BORROWER AGREE THESE PROVISIONS SHALL NOT BE DEEMED TO HAVE BEEN MODIFIED IN ANY RESPECT OR RELINQUISHED BY LENDER AND BORROWER EXCEPT BY WRITTEN INSTRUMENT EXECUTED JOINTLY BY THEM.

IN WITNESS WHEREOF, the undersigned has executed this Residential Construction Revolving Line of Credit Note, effective as of the above date.

DAVIS HOMES, LLC,
an Indiana limited liability company

By: DAVIS HOLDING CORPORATION,
an Indiana corporation,
its sole managing member

By: ______________________________
C. Richard Davis, Vice President

EXHIBIT "H"

FIFTH THIRD BANK (CENTRAL INDIANA)

LAND ACQUISITION AND DEVELOPMENT LINE OF CREDIT NOTE

$2,000,000.00 Dated: December __, 2004

Maturity Date: July 15, 2006
or earlier as
herein provided

FOR VALUE RECEIVED, the undersigned (individually and collectively, the "Borrower"), jointly and severally, promises to pay to the order of **FIFTH THIRD BANK (CENTRAL INDIANA)**, a Michigan banking corporation ("Lender," which term shall include any holder hereof), whose principal mailing and business address is 251 North Illinois Street, Suite 1200, Indianapolis, Indiana 46204, at such place as Lender may designate or, in the absence of such designation, at any of Lender's offices, the sum of Two Million and 00/100 Dollars ($2,000,000.00) or so much thereof as shall have been advanced by Lender at any time and not hereafter repaid (hereinafter referred to as "Principal Sum") together with interest as hereinafter provided and payable at the time(s) and in the manner(s) hereinafter provided. The proceeds of the loan evidenced hereby may be advanced, repaid and readvanced in partial amounts during the term of this Note and prior to maturity; provided, however, that no advance made hereunder shall be in an amount less than One Thousand and 00/100 Dollars ($1,000.00). Each such advance shall be made to the undersigned upon receipt by Lender of the undersigned's application therefor and disbursement instructions, which shall be in such form as Lender shall from time to time prescribe. Lender shall be entitled to rely on any verbal or communication by telephone requesting an advance and/or providing disbursement instructions hereunder which shall be received by it in good faith from anyone reasonably believed by Lender to be any of the undersigned's authorized agent. The undersigned agrees that all advances made by Lender will be evidenced by entries made by Lender into its electronic data processing system and/or internal memoranda maintained by Lender. The undersigned further agrees that the sum or sums shown on the most recent printout from Lender's electronic data processing system and/or on such memoranda shall be presumptive evidence of the amount of the Principal Sum and of the amount of any accrued interest.

LOAN AGREEMENT

This Note is executed and the advances contemplated hereunder are to be made pursuant to the Amended and Restated Loan Agreement dated of even date herewith by and between the undersigned and Lender, as amended, modified, renewed or extended, from time to time (hereinafter collectively called the "Loan Agreement") and all the covenants, representations, agreements, terms, and conditions contained therein, including but not limited to additional conditions of default, and provisions relating to notice to the undersigned of any default and an

opportunity to cure, are incorporated herein as if fully rewritten. This Note is not given in payment of, but as a renewal, modification, and extension of all of the indebtedness evidenced by revolving notes under the Prior Loan Agreements (as defined in the Loan Agreement), which amount constitutes the initial principal balance hereof, and is given in substitution for such revolving notes.

INTEREST AND PREPAYMENT

Interest will accrue on the unpaid balance of the Principal Sum until paid at a variable rate which shall be equal to the Prime Rate (as hereinafter defined) minus twenty-five (25) basis points (one hundred (100) basis points being equal to one percent (1%) per annum).

Upon the occurrence of an Event of Default (as defined in the Loan Agreement), whether by acceleration or otherwise, interest will accrue on the unpaid balance of the Principal Sum and unpaid interest, if any, until paid at a variable rate of interest per annum, which shall change in the manner set forth below, equal to four percent (4%) over the Prime Rate (the "Default Rate").

All interest will be calculated on the basis of a 360 day year for the actual number of days the Principal Sum or any part thereof remains unpaid. There shall be no premium for prepayment.

As used herein, "Prime Rate" will mean the floating rate established by Fifth Third Bank (Central Indiana), Indianapolis, Indiana, from time to time. The Prime Rate is not necessarily such bank's most favored rate. Subject to any maximum or minimum interest rate limitation specified herein or by applicable law, any variable rate of interest on the obligation evidenced hereby shall change automatically without notice to the undersigned immediately with each change in the Prime Rate. Lender shall notify the undersigned of changes in the Prime Rate with each interest billing.

MANNER OF PAYMENT

Interest on the Principal Sum calculated under the Prime Rate shall be payable monthly in arrears on the first (1st) day of each calendar month for the month first ended and on the first (1st) day of each succeeding calendar month. Notwithstanding the foregoing, if the due date of any payment under this Note shall be a day that is not a Banking Day (as defined in the Loan Agreement), the due date will be extended to the next succeeding Banking Day; provided, however, that if such next succeeding Banking Day occurs in the following calendar month, then the due date will be the immediately preceding Banking Day. This Note shall be due and payable July 15, 2006, or upon the occurrence of an Event of Default, or upon demand, whichever will first occur, and accrued interest thereon shall be due and payable in accordance with the provisions hereof and the Loan Agreement and thereafter at maturity, whether by demand, acceleration or otherwise together with any and all other sums due hereunder. Separate promissory notes issued hereunder for the separate projects as contemplated under the Loan Agreement shall be due and payable not later than thirty (30) months from the date of the initial advance under such promissory note. All sums due hereunder shall be paid to Lender at

its office address as set forth herein and shall be paid in lawful money of the United States of America and in immediately available funds, and shall be applied by Lender: (a) first to the payment of any sums other than principal or interest, (b) then to the payment of interest, and (c) then to the payment of principal. All sums due hereunder shall be without relief from valuation and appraisement laws.

LATE CHARGE

Any payment of interest (but not principal) not made within 10 days of the date such payment or installment is due shall be subject to a late charge equal to five percent (5%) of the amount of the installment or payment. Except for any cure or grace periods provided to Borrower in the Loan Agreement, this provision shall not be construed so as to create any additional grace period for payment.

SECURITY

This Note is secured by, *inter alia,* certain real estate mortgages and security interests granted to Lender by the undersigned in and evidenced by certain Parcel Mortgages referenced and defined in the Loan Agreement as amended from time to time. The undersigned has also executed and delivered to Lender an Environmental Indemnity Agreement (as defined in the Loan Agreement). Further, the Note is secured by a Continuing Guaranty Unlimited from Davis Holding Corporation, an Indiana corporation and Davis Investments, L.P., an Indiana limited partnership and certain other collateral and security interests as described in the Loan Agreement.

SETOFF

If any obligation evidenced by this Note is not paid when due, Lender may, at its option, demand, setoff, sue for, collect or make any compromise or settlement it deems desirable with reference to any collateral securing this Note, and shall have the rights of a secured party under the law of the State of Indiana, and Borrower shall be liable for any deficiency. This Note is also secured by any funds of Borrower on deposit with Lender and, upon an Event of Default (as defined in the Loan Agreement), Lender may setoff any liabilities owed Borrower, without regard to mutuality of maturities, against this Note. The failure to reference in this Note any security for this Note shall not be construed to invalidate any security interest, pledge, mortgage or other lien which pursuant to the terms of any agreement or instrument creating such lien secures this Note or any or all obligations of Borrower to Lender generally.

DEFAULT

This Note is secured by collateral as more fully set forth in, is subject to the terms, and entitled to the benefits, of the Loan Agreement and the Loan Documents (as defined in the Loan Agreement), to which reference should be made for rights and remedies available to Lender upon the occurrence of an Event of Default and for other provisions which control this Note. Upon the existence of an Event of Default, Lender may, at its option, without further

notice or demand, accelerate the maturity of the obligations evidenced hereby, which obligations shall become immediately due and payable. In the event Lender shall institute any action for the enforcement or collection of the obligations evidence hereby, the undersigned agree to pay all costs and expenses of such action, including reasonable attorneys' fees, to the extent permitted by law.

GENERAL PROVISIONS

All of the parties hereto, including the undersigned, and any endorser, surety, accommodation party, or guarantor, hereby jointly and severally, waive presentment, notice of dishonor, protest, notice of protest, and diligence in bringing suit against any party hereto, waive the defenses of impairment of collateral for the obligation evidenced hereby, impairment of a person against whom Lender has any right of recourse, and any defenses of any accommodation maker and consent that without discharging any of them the time of payment and any other provision of this promissory note may be extended or modified an unlimited number of times before or after maturity without notice to any of them. The undersigned agrees that it will pay the obligations evidenced hereby, irrespective of any action or lack of action on Lender's part in connection with the acquisition, perfection, possession, enforcement, disposition, or modification of all the obligations evidenced hereby or any and all collateral or security therefor, and no omission or delay on Lender's part in exercising any right against, or taking any action to collect from or pursue Lender's remedies against any party hereto will release, discharge, or modify the duties of the undersigned to make payments hereunder. The undersigned agrees that Lender will not be required to pursue or exhaust any of its rights or remedies against the undersigned or any guarantors of the obligations evidenced hereby with respect to the payment of any said obligations, or to pursue, exhaust or preserve any of Lender's rights or remedies with respect to any collateral, security or other guaranties given to secure said obligations.

The obligations evidenced hereby may from time to time be evidenced by another note or notes, given in substitution, renewal or extension hereof. Any security interest or mortgage which secures the obligations evidenced hereby shall remain in full force and effect notwithstanding any such substitution, renewal, or extension.

The captions used herein are for references only and shall not be deemed a part of this Note. If any of the terms or provisions of this Note shall be deemed unenforceable, the enforceability of the remaining terms and provisions shall not be affected. This Note shall be governed by and construed in accordance with the law of the State of Indiana.

Borrower agrees that, to the extent that Borrower makes a payment or payments to Lender, or Lender receives any proceeds of any collateral securing this Note, which payment or payments or proceeds or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to Borrower, its estate, trustee, receiver or any other party, including, without limitation, any guarantor, under any bankruptcy law, state or federal law, common law or equitable cause, then to the extent of such payment or repayment, the obligations under this Note or the part thereof which has been paid, reduced or satisfied by

such amount shall be reinstated and continued in full force and effect as of the date such initial payment, reduction or satisfaction occurred.

All advances made by Lender may be evidenced by entries made by or on behalf of Lender to the electronic data processing system and/or internal memoranda maintained by or on behalf of Lender. Borrower further agrees that the sum or sums shown on the most recent printout from said electronic data processing system and/or such memoranda shall in the absence of manifest error, be presumptive evidence of the outstanding balance of the Principal Sum and of the amount of any accrued interest. Each request for an advance shall constitute a warranty and representation by Borrower that no Event of Default hereunder or under any related Loan Documents has occurred and is continuing and that no event or circumstance which would constitute such an Event of Default, but for the requirement that notice be given or time elapse or both, has occurred and is continuing.

No failure on the part of Lender to exercise and no delay in exercising any right, power or remedy under this Note or any other Loan Document or agreement with Lender shall operate as a waiver thereof; nor shall any single or partial exercise of any right under this Note or any other Loan Document or agreement with Lender preclude any other or further exercise thereof or the exercise of any other right. The remedies provided in this Note and any other Loan Document or agreement with Lender are cumulative and not exclusive of any remedies provided by law.

WAIVER OF JURY TRIAL. LENDER AND BORROWER, AFTER CONSULTING OR HAVING THE OPPORTUNITY TO CONSULT WITH COUNSEL, KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION BASED UPON OR ARISING OUT OF THIS NOTE OR ANY RELATED INSTRUMENT OR NOTE OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS NOTE, OR ANY CONDUCT, DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN), OR ACTIONS OF ANY OF THEM. NEITHER LENDER NOR BORROWER SHALL SEEK TO CONSOLIDATE BY COUNTERCLAIM (EXCEPT COMPULSORY COUNTERCLAIMS) OR OTHERWISE ANY ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. BORROWER AGREES, UPON REQUEST OF LENDER, TO SUBMIT TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITUATED IN MARION COUNTY, INDIANA. BORROWER WAIVES ANY DEFENSE BASED UPON FORUM NON CONVENIENS. LENDER AND BORROWER AGREE THESE PROVISIONS SHALL NOT BE DEEMED TO HAVE BEEN MODIFIED IN ANY RESPECT OR RELINQUISHED BY LENDER AND BORROWER EXCEPT BY WRITTEN INSTRUMENT EXECUTED JOINTLY BY THEM.

IN WITNESS WHEREOF, the undersigned has executed this Land Acquisition and Development Line of Credit Note, effective as of the above date.

DAVIS HOMES, LLC,
an Indiana limited liability company

By: DAVIS HOLDING CORPORATION,
an Indiana corporation,
its sole managing member

By: ______________________________
C. Richard Davis, Vice President

EXHIBIT "I"

PERMITTED LIENS AND ENCUMBRANCES
(LOT MORTGAGE)

Reservations, exceptions, encroachments, easements, rights of way, covenants, conditions, restrictions, leases and other similar title exceptions or encumbrances affecting real property, provided they do not in the aggregate materially detract from the value of said property or materially interfere with its use in the ordinary conduct of Borrower's business.

EXHIBIT "J"

SECURITY AGREEMENT
EQUIPMENT, MOTOR VEHICLES, INVENTORY AND RECEIVABLES

Name: Davis Homes, LLC
No. and Street: 3755 East 82nd Street, Suite 120
City: Indianapolis **County**: Marion **State:** Indiana 46240

Davis Homes, LLC, a limited liability company organized under the law of the State of Indiana (hereinafter called "Debtor"), for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, hereby grants, pledges and assigns to **Fifth Third Bank (Central Indiana)**, a Michigan banking corporation (hereinafter called "Bank"), a security interest in the following Property owned by Debtor which is used solely in and directly related to the conduct of the business of what is commonly known as the "Davis Homes Wholesale Division," whether Debtor's interest therein as owner, co-owner, lessee, consignee, secured party, or otherwise be now owned or existing or hereafter arising or acquired, and wherever located, together with all substitutions, replacements, additions and accessions therefor or thereto, all replacement and repair parts therefor, all negotiable documents relating thereto, all products thereof and all cash and non-cash proceeds thereof including, but not limited to, notes, drafts, checks, instruments, insurance proceeds, indemnity proceeds, warranty and guaranty proceeds and proceeds arising in connection with any requisition, confiscation, condemnation, seizure or forfeiture of all or any part of the following property by any governmental body, authority, bureau or agency, or any person acting under color of governmental authority (each capitalized term used in the following definitions shall have in this definition and in this Agreement the meaning given to it (in either its singular or plural form by Article 9 of the Uniform Commercial Code, as in effect in the State of Indiana)):

(a) All of Debtor's machinery, Equipment, motor vehicles, tools, furniture, furnishings including, but not limited to, all manufacturing, fabricating, processing, transporting and packaging equipment, power systems and computing and data processing systems (hereinafter sometimes called the "Equipment");

(b) All of Debtor's Inventory including, but not limited to, parts, supplies, raw materials, work in process, finished goods, materials used or consumed in Debtor's business, repossessed and returned goods and also finished goods comprised of raw lumber and lumber fabrications (including dimensional lumber, treated lumber, cedar lumber and wood trusses), siding products, plywood items, exterior sheathing, laminated beams, roofing material, windows, doors, interior trim material, stair parts shutters, hardware and caulking and related miscellaneous building products and accessories (hereinafter sometimes called the "Inventory");

(c) All of Debtor's Accounts, accounts receivable, contract rights, Chattel Paper, General Intangibles, Documents, Instruments, Investment Property, Letters of Credit, securities,

negotiable documents, notes, drafts, acceptances and other forms of obligations and receivables arising from or in connection with the operation of Debtor's business including, but not limited to, those arising from or in connection with Debtor's sale, lease or other disposition of Inventory (hereinafter sometimes called the "Receivables");

(d) All of Debtor's trade names, trademarks, goodwill, patents, patent applications, copyrights, deposit accounts, licenses and franchises;

(e) All Products of and Accessories to each and all of the foregoing and all Proceeds of all and each of the foregoing (including without limitation all insurance policies and proceeds thereof); and

(f) Notwithstanding anything to the contrary herein, the Property, Equipment, Inventory, Accounts, Chattel Paper, General Intangibles, Documents, Instruments, Investment Property, Letters of Credit, Products, Accessories, Proceeds and all of the preceding description of the Property as described in the foregoing clauses (a), (b), (c), (d) and (e) shall be limited solely to and directly related to the Davis Homes Wholesale Division and as may be used in connection with the conduct of the business by Debtor thereof and which may be located at one or more locations, including, but not limited to, 2702 North Tibbs Avenue, Indianapolis, Marion County, Indiana. Further, by its acceptance of this agreement, the Loan Agreement and the Loan Documents (as defined in the Loan Agreement), Bank acknowledges and agrees (i) tenants and Affiliates (as defined in the Loan Agreement) of Debtor may from time to time use the premises where the Davis Homes Wholesale Division is located to store and operate other personal property (including, without limitation, fixtures) not used in connection with the operation and conduct of business by Debtor of the Davis Homes Wholesale Division; and (ii) that no lien or security interest in favor of Bank shall encumber or attach to any such property of such tenants or Affiliates, without limitation, or any accounts, contracts, rights, general intangibles, files, books of account or agreements arising therefrom. It is acknowledged by Bank that the lien and security interest in the Collateral under this agreement is not intended to apply to the fixtures and shall not cover any property subject to the lien and/or security interest as granted by Davis Wholesale, LLC to Business Men's Assurance Company of American pursuant to the terms of that certain Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing, dated May 20, 2002, recorded in the Office of the Recorder of Marion County, Indiana as Instrument No. 2002-0094825, and/or that certain related UCC-1 Financing Statement filed in the Office of the Secretary of State of Indiana as File No. 2002-00004458439

(all of the foregoing hereinafter sometimes called the "Collateral").

The security interest hereby granted is to secure the prompt and full payment and complete performance of all Obligations of Debtor to Bank. The word "Obligations" is used in its most comprehensive sense and shall mean all indebtedness, debts and liabilities (including principal, interest, late charges and, to the extent permitted by law, collection costs, attorneys' fees and the like) of Debtor to Bank, whether now existing or hereafter arising, either created by Debtor alone or together with another or others, primary or secondary, secured or unsecured, absolute or contingent, liquidated or unliquidated, direct or indirect, whether evidenced by note, draft,

application for letter of credit or otherwise, whether originally created directly to Bank or whether acquired by Bank, including, without limitation, any obligations of Debtor arising out of Debtor's depository relationship with Bank and any and all renewals or increases of or substitutes therefor. The word "Obligations" shall include, BUT NOT BE LIMITED TO, all indebtedness owed by Debtor to Bank by reason of credit extended or to be extended to Debtor pursuant to one or more instruments of indebtedness and related loan documents, including, without limitation that certain Amended and Restated Loan Agreement entered into by and between Debtor and Bank and dated an even date herewith ("Loan Agreement"), but only including that certain Term Loan A in the original principal amount of Two Million and 00/100 Dollars ($2,000,000.00), that certain Swap Loan up to the amount of Two Hundred Thousand and 00/100 Dollars ($200,000.00), that certain Residential Revolving Line of Credit Loan in the amount of Twenty Million and 00/100 Dollars ($20,000,000.00), those certain Standby Letters of Credit up to the amount of Two Million and 00/100 Dollars ($2,000,000.00) and that certain ACH Credit Facility up to the amount of FiveHundred Thousand and 00/100 Dollars ($500,000.00) (all as defined in the Loan Agreement).

It is Debtor's express intention that this agreement and the continuing security interest granted hereby, in addition to covering all present Obligations of Debtor to Bank, shall extend to all future Obligations of Debtor to Bank, whether or not such Obligations are reduced or entirely extinguished and thereafter increased or reincurred, whether or not such Obligations are related to the indebtedness identified above by class, type or kind and whether or not such Obligations are specifically contemplated by Debtor and Bank as of the date hereof. The absence of any reference to this agreement in any documents, instruments or agreements evidencing or relating to any Obligation secured hereby shall not limit or be construed to limit the scope of applicability of this agreement.

1. **General Covenants.** Debtor represents, warrants and covenants as follows:

(a) Except for such claims and interests, if any, shown in any schedule attached hereto and signed by both Debtor and Bank and the security interest granted hereby, (i) Debtor is, or as to Collateral arising or to be acquired after the date hereof, shall be, the sole owner of the Collateral free from any and all liens, security interests, encumbrances, claims and interests; and (ii) no security agreement, financing statement, equivalent security or lien instrument or continuation statement covering any of the Collateral is on file or of record in any public office.

(b) Debtor shall not create, permit or suffer to exist, and shall take such action as is necessary to remove, any claim to or interest in or lien or encumbrance upon the Collateral, other than those, if any, shown in any schedule attached hereto and signed by both Debtor and Bank and the security interest granted hereby, and shall defend the right, title and interest of Bank in and to the Collateral against all claims and demands of all persons and entities at any time claiming the same or any interest therein.

(c) Debtor's principal place of business and chief executive office/residence is located at the address set forth at the beginning of this agreement; Debtor has no other place of

business/residence, except as shown in any schedule attached hereto and signed by both Debtor and Bank; and, unless Bank consents in writing to a change in the location of the Equipment, Inventory or Debtor's records concerning the Receivables prior to such a change in location, the Equipment, Inventory and Debtor's records concerning the Receivables shall be kept at that address or at the locations set forth in such schedules.

(d) At least fifteen (15) days prior to the occurrence of any of the following events, Debtor shall deliver to the loan officer who is handling Debtor's Obligations on behalf of Bank written notice of such impending events: (i) a change in Debtor's principal place of business, chief executive office and/or residence; or (ii) a change in Debtor's name, identity or corporate structure.

(e) Subject to any limitation stated therein or in connection therewith, all information furnished by Debtor concerning the Collateral or otherwise in connection with the Obligations, is or shall be at the time the same is furnished, accurate, correct and complete in all material respects.

(f) The Collateral is and shall be used primarily for business purposes.

2. Collection of Receivables. Debtor shall, unless otherwise directed by Bank, collect all of Debtor's Receivables, and whenever Debtor shall receive any payment of any Receivable, Debtor shall hold such payment in trust for Bank and shall forthwith deliver the same to Bank in the form received by Debtor. Debtor authorizes Bank to endorse the name of Debtor upon any checks or other items received in payment of any Receivable and to do any and all things necessary in order to reduce the same to money. All amounts received by Bank representing payment of Receivables may be applied by Bank to the payment of the Obligations in such order or preference as Bank may determine, or Bank may, at its option, impound all or any portion of such amounts and retain said amounts as security for the payment of the Obligations, with the right on the part of Debtor, upon approval by Bank, to obtain the release of all or part of such impounded amounts. Bank may, however, at any time, apply all or any part of such impounded amounts as aforesaid. Debtor also authorizes Bank at any time, without notice, to appropriate and apply any balances, credits, deposits, accounts or money of Debtor in Bank's possession, custody or control to the payment of any of the Obligations. If any of Debtor's Receivables arise out of contracts with or orders from the United States or any State or any department, agency or instrumentality thereof, Debtor shall immediately notify Bank thereof in writing and shall execute any instrument and take any steps required by Bank in order that all money due and to become due under such contract or order shall be assigned to Bank and due notice thereof given to the appropriate governmental agency. Debtor agrees to execute, deliver, file and record all such notices, affidavits, assignments, financing statements and other instruments as shall in the judgment of Bank be necessary or desirable to evidence, validate and perfect the security interest of Bank in the Receivables. Bank shall have the right to notify any persons or entities owning any Receivables and to demand and receive payment, but Bank shall have no duty so to do. Upon request of Bank at any time, Debtor shall notify such account debtors and shall indicate on all invoices to such account debtors that the accounts are payable to Bank.

3. **Insurance.** Debtor shall have and maintain insurance at all times with respect to all Equipment and Inventory (i) insuring against risks of fire (including so-called extended coverage), explosion, theft, sprinkler leakage and such other casualties as Bank may designate, and (ii) insuring against liability for personal injury and property damage relating to the Equipment and Inventory, containing such terms, in such form, for such periods and written by such companies as may be satisfactory to Bank, such insurance to be payable to Bank and Debtor as their interests may appear. Notwithstanding any provision of this Agreement or any note or guaranty secured hereby to the contrary, such policy or policies of insurance shall contain a mortgage, lender loss payee, union, standard or New York clause, as Bank deems appropriate, and provide, whether by endorsement or otherwise, that Bank's interest under such policy is that of a mortgagee or lender loss payee, that Bank's right to payment under such policy is independent of Debtor's rights, and no act or omission of Debtor shall provide a defense good against Bank or prevent payment to Bank under the policy or policies of insurance. All policies of insurance shall provide for twenty (20) days' written minimum cancellation notice to Bank, and, at request of Bank, shall be delivered to and held by it. Bank may act as attorney for Debtor in obtaining, adjusting, settling and canceling such insurance and endorsing any drafts. In the event of failure to provide insurance as herein provided, Bank may, at its option, provide such insurance and Debtor shall pay to Bank, upon demand, the cost thereof. Should Debtor fail to pay said sum to Bank upon demand, interest shall accrue thereon, from the date of demand until paid in full, at the highest rate set forth in any document or instrument evidencing any of the Obligations.

4. **Inspection.** Debtor shall at all times keep accurate and complete records of the Receivables and Debtor shall, at all reasonable times and from time to time, allow Bank, by or through any of its officers, agents, attorneys or accountants, to examine, inspect and make extracts from Debtor's books and records and to arrange for verification of the Receivables directly with account debtors or by other methods and to examine and inspect the Collateral wherever located. Debtor shall perform, do, make, execute and deliver all such additional and further acts, things, deeds, assurances and instruments as Bank may require to more completely vest in and assure to Bank its rights hereunder and in or to the Collateral.

5. **Preservation and Disposition of Collateral.**

(a) Except for such claims and interests, if any, shown in any schedule attached hereto and signed by both Debtor and Bank and the security interest granted hereby, Debtor shall keep the Collateral free from any and all liens, security interests, encumbrances, claims and interests. Debtor shall advise Bank promptly, in writing and in reasonable detail, (i) of any material encumbrance upon or claim asserted against any of the Collateral; (ii) of any material change in the composition of the Collateral; and (iii) of the occurrence of any other event that would have a material effect upon the aggregate value of the Collateral or upon the security interest of Bank.

(b) Debtor shall not sell or otherwise dispose of the Collateral; provided, however, that until default, Debtor may use the Equipment and Inventory in any lawful manner not inconsistent with this agreement or with the terms or conditions of any policy of insurance

thereon and may also sell or otherwise dispose of the Inventory in the ordinary course of Debtor's business. A sale in the ordinary course of business shall not include a transfer in partial or total satisfaction of a debt.

(c) Debtor shall keep the Collateral in good condition and shall not misuse, abuse, secrete, waste or destroy any of the same.

(d) Debtor shall not use the Collateral in violation of any statute, ordinance, regulation, rule, decree or order.

(e) Debtor shall pay promptly when due all taxes, assessments, charges or levies upon the Collateral or in respect to the income or profits therefrom, except that no such charge need be paid if (i) the validity thereof is being contested in good faith by appropriate proceedings; (ii) such proceedings do not involve any danger of sale, forfeiture or loss of any Collateral or any interest therein; and (iii) such charge is adequately reserved against in accordance with generally accepted accounting principles.

(f) Upon an Event of Default (as defined in the Loan Agreement), at its option, Bank may discharge taxes, liens, security interests or other encumbrances at any time levied or placed on the Collateral and may pay for the maintenance and preservation of the Collateral. Debtor agrees to reimburse Bank upon demand for any payment made or any expense incurred (including reasonable attorneys' fees) by Bank pursuant to the foregoing authorization. Should Debtor fail to pay said sum to Bank upon demand, interest shall accrue thereon, from the date of demand until paid in full, at the highest rate set forth in any document or instrument evidencing any of the Obligations.

(g) Upon Bank's request at any time or times, Debtor shall assign and deliver to Bank any collateral and shall furnish to Bank additional collateral of value and character satisfactory to Bank as security for the Obligations.

6. **Extensions and Compromises.** With respect to any Collateral held by Bank as security for the Obligations, Debtor assents to all extensions or postponements of the time of payment thereof or any other indulgence in connection therewith, to each substitution, exchange or release of Collateral, to the addition or release of any party primarily or secondarily liable, to the acceptance of partial payments thereon and to the settlement, compromise or adjustment thereof, all in such manner and at such time or times as Bank may deem advisable. Bank shall have no duty as to the collection or protection of Collateral or any income therefrom, nor as to the preservation of rights against prior parties, nor as to the preservation of any right pertaining thereto, beyond the safe custody of Collateral in the possession of Bank.

7. **Financing Statements.** For the purpose of carrying out the terms of this agreement and at the request of Bank, Debtor shall join with Bank in executing one or more financing statements in a form satisfactory to Bank and shall pay the cost of filing the samein all public offices wherever filing is deemed by Bank to be necessary or desirable. A carbon,

photographic or other reproduction of this agreement or of a financing statement shall be sufficient as a financing statement.

8. **Bank's Appointment as Attorney-in-Fact.** Upon an Event of Default, Debtor hereby irrevocably constitutes and appoints Bank and any officer or agent thereof, with full power of substitution, as Debtor's true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of Debtor and in the name of Debtor or in Bank's own name, from time to time in Bank's discretion, for the purpose of carrying out the terms of this agreement, to take any and all appropriate action and to execute any and all documents and instruments that may be necessary or desirable to accomplish the purposes of this agreement and, without limiting the generality of the foregoing, hereby grants to Bank the power and right, on behalf of Debtor, without notice to or assent by Debtor:

(a) To execute, file and record all such financing statements, certificates of title and other certificates of registration and operation and similar documents and instruments including, but not limited to, those relating to aircraft or marine vessels, as Bank may deem necessary or desirable to protect, perfect and validate Bank's security interest therein.

(b) Upon the occurrence and continuance of any event of default under paragraph 9 hereof, (i) to sign and endorse any invoices, freight or express bills, bills of lading, storage or warehouse receipts, drafts against debtors, assignments, verifications and notices in connection with accounts and other documents relating to the Collateral; (ii) to commence and prosecute any suits, actions or proceedings at law or in equity in any court of competent jurisdiction to collect the Collateral or any part thereof and to enforce any other right in respect of any Collateral; (iii) to defend any suit, action or proceeding brought against Debtor with respect to any Collateral; (iv) to settle, compromise or adjust any suit, action or proceeding described above and, in connection therewith, to give such discharges or releases as Bank may deem appropriate; and (v) generally, to sell, transfer, pledge, make any agreement with respect to or otherwise deal with any of the Collateral as fully and completely as though Bank were the absolute owner thereof for all purposes, and to do, at Bank's option and Debtor's expense, at any time or from time to time, all acts and things which Bank deems necessary to protect, preserve or realize upon the Collateral and Bank's security interest therein, in order to effect the intent of this agreement, all as fully and effectively as Debtor might do.

Debtor hereby ratifies all that said attorneys shall lawfully do or cause to be done by virtue hereof. This power of attorney is a power coupled with an interest and shall be irrevocable. The powers conferred upon Bank hereunder are solely to protect its interests in the Collateral and shall not impose any duty upon Bank to exercise any such powers. Bank shall be accountable only for amounts that Bank actually receives as a result of the exercise of such powers and neither Bank nor any of its officers, directors, employees or agents shall be responsible to Debtor for any act or failure to act, except for Bank's own gross negligence or willful misconduct.

9. **Default.** If any event of default in the payment or performance of any of the Obligations secured by this agreement or the performance of any covenant contained herein shall occur and be continuing; or if any warranty, representation or statement made or furnished to

Bank by Debtor proves to have been false in any material respect when made or furnished; or if Bank shall for any reason deem itself insecure as to the prospect of payment of any of the Obligations:

(a) Bank may, at its option and without notice, declare the unpaid balance of any or all of the Obligations immediately due and payable and this agreement and any or all of the Obligations in default.

(b) All payments received by Debtor under or in connection with any of the Collateral shall be held by Debtor in trust for Bank, shall be segregated from other funds of Debtor and shall forthwith upon receipt by Debtor be turned over to Bank in the same form as received by Debtor (duly endorsed by Debtor to Bank, if required). Any and all such payments so received by Bank (whether from Debtor or otherwise) may, in the sole discretion of Bank, be held by Bank as collateral security for, and/or then or at any time thereafter be applied in whole or in part by Bank against, all or any part of the Obligations in such order as Bank may elect. Any balance of such payments held by Bank and remaining after payment in full of all the Obligations shall be paid over to Debtor or to whomsoever may be lawfully entitled to receive the same. Nothing set forth in this subparagraph (b) shall authorize or be construed to authorize Debtor to sell or otherwise dispose of any Collateral except as provided in subparagraph 5(b) hereof.

(c) Bank shall have the rights and remedies of a secured party under this agreement, under any other instrument or agreement securing, evidencing or relating to the Obligations and under the law of the State of Indiana. Without limiting the generality of the foregoing, Bank shall have the right to take possession of the Collateral and all books and records relating to the Collateral and for that purpose Bank may enter upon, with or without breaking into, any premises on which the Collateral or books and records relating to the Collateral or any part thereof may be situated and remove the same therefrom. Debtor expressly agrees that Bank, without demand of performance or other demand, advertisement or notice of any kind (except the notices specified below of time and place of public sale or disposition or time after which a private sale or disposition is to occur) to or upon Debtor or any other person or entity (all and each of which demands, advertisements and/or notices are hereby expressly waived), may forthwith, in accordance with applicable law, collect, receive, appropriate and realize upon the Collateral, or any part thereof, and/or may forthwith sell, lease, assign, give option or options to purchase or sell or otherwise dispose of and deliver the Collateral (or contract to do so), or any part thereof, in one or more parcels at public, or private (to the extent permitted by applicable law) sale or sales, at any of Bank's offices or elsewhere at such prices as Bank may reasonably deem best, for cash or on credit or for future delivery without assumption of any credit risk. Bank shall have the right upon any such public sale or sales, and, to the extent permitted by law, upon any such private sale or sales, to purchase the whole or any part of the Collateral so sold, free of any right or equity of redemption in Debtor. Debtor further agrees, at Bank's request, to assemble the Collateral and to make it available to Bank at such places as Bank may reasonably select, whether at Debtor's premises or elsewhere. Debtor further agrees to allow Bank to use or occupy Debtor's premises, without charge, for the purpose of effecting Bank's remedies in respect of the Collateral. Bank shall apply the net proceeds of any such

collection, recovery, receipt, appropriation, realization or sale, after deducting all reasonable costs and expenses of every kind incurred in connection therewith or incidental to the care or safekeeping of any or all of the Collateral or in any way relating to the rights of Bank hereunder, including reasonable attorneys' fees, and legal expenses, to the payment in whole or in part of the Obligations, in such order as Bank may elect. To the extent permitted by applicable law, Debtor waves all claims, damages and demands against Bank arising out of the repossession, retention, sale or disposition of the Collateral and waives relief from valuation and appraisement laws. Debtor agrees that Bank need not give more than fifteen (15) days' notice (which notification shall be deemed given when mailed, postage prepaid, addressed to Debtor at Debtor's address set forth at the beginning of this agreement, or when telecopied or telegraphed to that address or when telephoned or otherwise communicated orally to Debtor or any agent of Debtor at that address) of the time and place of any public sale or of the time after which a private sale may take place and that such notice is reasonable notification of such matters. Debtor shall remain liable for any deficiency if the proceeds of any sale or disposition of the Collateral are insufficient to pay all amounts to which Bank is entitled. Debtor shall also be liable for the costs of collecting any of the Obligations or otherwise enforcing the terms thereof or of this agreement including reasonable attorneys' fees. Notwithstanding anything contained herein to the contrary, in the exercise of any of Bank's rights under this Agreement, Bank shall act only in a commercially reasonable manner, and shall account to Debtor for any surplus proceeds realized by Bank in excess of any Obligations of Debtor to Bank hereunder.

10. General. Any provision of this agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Bank shall not be deemed to have waived any of its rights hereunder or under any other agreement, instrument or paper signed by Debtor unless such waiver be in writing and signed by Bank. No delay or omission on the part of Bank in exercising any right shall operate as a waiver of such right or any other right. All of Bank's rights and remedies, whether evidenced hereby or by any other agreement, instrument or paper, shall be cumulative and may be exercised singularly or concurrently. Any written demand upon or written notice to Debtor shall be effective when deposited in the mails addressed to Debtor at the address shown at the beginning of this agreement. This agreement and all rights and obligations hereunder, including matters of construction, validity and performance, shall be governed by the law of the State of Indiana. The provisions hereof shall, as the case may require, bind or inure to the benefit of, the respective heirs, successors, legal representatives and assigns of Debtor and Bank.

IN WITNESS WHEREOF, Debtor has signed this agreement this _____ day of December, 2004.

DEBTOR:

DAVIS HOMES, LLC,
an Indiana limited liability company

By: DAVIS HOLDING CORPORATION,
an Indiana corporation,
its sole managing member

By: ______________________________
C. Richard Davis, Vice President

Schedule of Additional Places of Business

Schedule of Additional Claims and Interests

EXHIBIT
(FOR ATTACHMENT TO FINANCING STATEMENT)
EQUIPMENT, MOTOR VEHICLES, INVENTORY AND RECEIVABLES

(a) All of Debtor's machinery, Equipment, motor vehicles, tools, furniture and furnishings including, but not limited to, all manufacturing, fabricating, processing, transporting and packaging equipment, power systems and computing and data processing systems (hereinafter sometimes called the "Equipment"); (b) all of Debtor's Inventory including, but not limited to, parts, supplies, raw materials, work in process, finished goods, materials used or consumed in Debtor's business, repossessed and returned goods and also finished goods comprised of raw lumber and lumber fabrications (including dimensional lumber, treated lumber, cedar lumber and wood trusses), siding products, plywood items, exterior sheathing, laminated beams, roofing material, windows, doors, interior trim material, stair parts shutters, hardware and caulking and related miscellaneous building products and accessories (hereinafter sometimes called the "Inventory"); (c) all of Debtor's Accounts, accounts receivable, contract rights, Chattel Paper, General Intangibles, income tax refunds, Documents, Instruments, Investment Property, Letters of Credit, securities, negotiable documents, notes, drafts, acceptances and other forms of obligations and receivables arising from or in connection with the operation of Debtor's business including, but not limited to, those arising from or in connection with Debtor's sale, lease or other disposition of Inventory (hereinafter sometimes called the "Receivables"); (d) all of Debtor's trade names, trademarks, goodwill, patents, patent applications, copyrights, deposit accounts, licenses and franchises; (e) all Products of and Accessories to each and all of the foregoing and all Proceeds of all and each of the foregoing (including without limitation all insurance policies and proceeds thereof); and (f) notwithstanding anything to the contrary herein, the Property, Equipment, Inventory, Accounts, Chattel Paper, General Intangibles, Documents, Instruments, Investment Property, Letters of Credit, Products, Accessories, Proceeds and all of the preceding description of the Property as described in the foregoing clauses (a), (b), (c), (d) and (e) shall be limited solely to and that which is related directly to the Davis Homes Wholesale Division and as may be used in connection with the conduct of the business by Debtor thereof and which may be located at one or more locations, including, but not limited to, 2702 North Tibbs Avenue, Indianapolis, Marion County, Indiana. Further, by its acceptance of this agreement, the Loan Agreement and the Loan Documents (as defined in the Loan Agreement), Secured Party acknowledges and agrees (i) tenants and Affiliates (as defined in the Loan Agreement) of Debtor may from time to time use the premises where the Davis Homes Wholesale Division is located to store and operate other personal property (including, without limitation, fixtures) not used in connection with the operation and conduct of business by Debtor of the Davis Homes Wholesale Division; and (ii) that no lien or security interest in favor of Secured Party shall encumber or attach to any such property of such tenants or Affiliates, without limitation, or any accounts, contracts, rights, general intangibles, files, books of account or agreements arising therefrom. It is acknowledged by Secured Party that the lien and security interest in the Collateral under this agreement is not intended to apply to the fixtures and shall not cover any property subject to the lien and/or security interest as granted by Davis Wholesale, LLC to Business Men's Assurance Company of American pursuant to the terms of that certain Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing, dated May 20, 2002, recorded in the Office of the Recorder of Marion County, Indiana as Instrument No. 2002-0094825, and/or that certain related UCC-1 Financing Statement filed in the Office of the Secretary of State of Indiana as File No. 2002-00004458439.

Exhibit "A"
to
Mortgage

Legal Description of Premises:

Exhibit "B"
to
Mortgage

Permitted Exceptions:

Matters that do not adversely affect the marketability of title to the real estate for its intended uses.

EXHIBIT "O"

MORTGAGOR'S AFFIDAVIT
(PARCEL MORTGAGE)

STATE OF INDIANA)
) SS:
COUNTY OF __________)

The undersigned C. Richard Davis, being first duly sworn, upon his oath states that he is the Vice President of DAVIS HOMES, LLC, an Indiana limited liability company ("Mortgagor"), and further states that:

1. Mortgagor is the fee simple owner of certain real estate lots located in __________ County, Indiana, as more particularly described in **Exhibit "A"** attached hereto and incorporated herein ("Real Estate").

2. Mortgagor has executed in favor of FIFTH THIRD BANK (CENTRAL INDIANA), a Michigan banking corporation ("Mortgagee"), a Land Acquisition and Development Line of Credit Note in the principal amount of Two Million and 00/100 Dollars ($2,000,000.00) dated December __, 2004 (as defined in that certain Amended and Restated Loan Agreement from Mortgagor to Mortgagee dated December __, 2004 (the "Loan Agreement")) ("Note"), and an Amendment to a Real Estate Mortgage or Real Estate Mortgage, as may be applicable, in favor of Mortgagee of even date herewith covering the Real Estate Mortgage ("Mortgage"), the Loan and other documents securing and governing the repayment of the Note, all of which are sometimes referred to as the "Security Documents." The Note and Security Documents were duly executed by the authorized representatives of Mortgagor pursuant to all necessary action on its part.

3. Mortgagor has full right to mortgage the Real Estate, the Mortgage is a valid first lien on the Real Estate and there are no encumbrances against the Real Estate or the improvements located thereon except the lien of the Mortgage, current real property taxes not delinquent, easements, restrictions, the Declaration and similar matters, none of which materially impair the value of the Real Estate (collectively, "Permitted Encumbrances"). The Permitted Encumbrances are listed on **Exhibit "B"** attached hereto and incorporated herein.

4. The Real Estate is now in possession of the Mortgagor, no other person is in possession of any part thereof under color of title or lease, the rights of Mortgagor to possession have never been questioned and the undersigned knows of no claim to title or possession of the Real Estate adverse to that of Mortgagor subject to the Permitted Exceptions.

5. No part of the Real Estate has been taken by condemnation nor is any condemnation proceeding now pending. To the best knowledge of the undersigned, no plans, resolutions or other actions have been approved, adopted or presented for consideration to any

governmental entity which would adversely affect any of the Real Estate or the proposed development of the location of improvements thereof.

6. There is no judgment or decree in any court of this State or of the United States against Mortgagor remaining unpaid or uncancelled of record, no proceedings in bankruptcy or insolvency are currently pending by or against Mortgagor, and Mortgagor is not a party to any litigation or proceedings which have or might result in a lien upon the Real Estate or the improvements located or to be located thereon, nor is Mortgagor obligated upon any bond payable to the State of Indiana whereby a lien hereafter might attach to the Real Estate or the improvements located thereon.

7. All actions required on the part of Mortgagor for the creation of the lien of the Mortgage as a valid first mortgage lien, valid first assignments as set forth in the Security Documents, creation of the first security interests described in the Security Documents and completion of the loan by Mortgagee as evidenced by the Note and the execution of all documents required by Mortgagee in connection therewith have been taken. Mortgagor has no defenses, setoffs or claims against the Note or Security Documents.

8. Mortgagor is organized in and qualified to do business in, the State of Indiana and is in every way capable of giving the Mortgage herein referred to as a prior and superior lien, security interest or collateral assignment in, to and under the Real Estate and all other property described in the Mortgage, and the undersigned makes this Affidavit for the purpose of inducing Mortgagee, or its successors or assigns, to make or complete the loan to Mortgagor as evidenced by the Note and secured by the Mortgage on the Real Estate and the improvements located thereon and further states that to the best of his knowledge, information and belief, all representations made to Mortgagee in connection with the loan evidenced by the Note are true and correct, except for changes of a minor nature which are not material and changes disclosed to and approved in writing by Mortgagee, all taking into account the reliance of Mortgagee upon such representations.

9. Mortgagor is not now using and to the best knowledge of the undersigned after due inquiry, no previous owners ever have used the Real Estate as a waste disposal site. To Mortgagor's knowledge, the Real Estate is not subject to the provisions of the Resource Conservation and Recovery Act (42 U.S.C. §§ 6901, et seq.) ("CERCLA"), the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. §§ 9601, et seq.), the Hazardous Materials Transportation Act, as amended (49 U.S.C. §§ 1801, et seq.), the Superfund Amendments and Reauthorization Act of 1980 (Pub. L. 99-499, October 17, 1986, 100 Stat. 1613) or any of the regulations or rules promulgated pursuant to any of said Acts, or any amendments thereto. The undersigned is not aware of any facts, allegations or circumstances upon which it could infer that the Real Estate might be in violation of any of the said Acts, rules or regulations.

10. The granting of the mortgage lien upon the Real Estate by the Mortgagor to the Mortgagee is not subject to the disclosure requirements set forth in the Responsible Property Transfer Law (Indiana Code Chapter 13-7-22.5) because the Real Estate:

(a) does not contain one (1) or more facilities that are subject to reporting under Section 312 of the federal Emergency Planning and Community Right-to-Know Act of 1986 (42 U.S.C. § 11022);

(b) is not the site of one (1) or more underground storage tanks for which notification is required under 42 U.S.C. § 6991a and Indiana Code Section 13-7-20-13(8)(A); and

(c) is not listed on the Comprehensive Environmental Response, Compensation and Liability Information System (CERCLIS) pursuant to Section 116 of CERCLA.

11. There are no tenants of the Real Estate or any person having a right to possession thereof whose rights are or may become superior to those of Mortgagee.

12. Mortgagor is solvent as of the date of this Affidavit and the undersigned is unaware of any facts or circumstances which have occurred or are likely to occur during the term of the Note which will cause the Mortgagor to become insolvent.

Further affiant saith not as of this ____ day of __________, 20__.

DAVIS HOMES, LLC,
an Indiana limited liability company

By: DAVIS HOLDING CORPORATION,
an Indiana corporation,
its sole managing member

By: ______________________________
C. Richard Davis, Vice President

STATE OF ______________)
) SS.
COUNTY OF ___________)

Before me, a Notary Public in and for said County and State, personally appeared C. Richard Davis, the Vice President of Davis Holding Corporation, an Indiana corporation, the sole managing member of Davis Homes, LLC, an Indiana limited liability company, and acknowledged the execution of the foregoing Mortgagor's Affidavit as the voluntary act and deed of such limited liability company and in such capacity, and further acknowledged that he was authorized to execute the same.

Witness my hand and Notarial Seal this _____ day of __________, 20__.

____
Notary Public

____
Printed Name

My Commission Expires: ______________________

My County of Residence: ______________________

This instrument prepared by: Michael D. Moriarty, Attorney-at-Law, Locke Reynolds LLP, 201 North Illinois Street, Suite 1000, P.O. Box 44961, Indianapolis, Indiana 46244-0961.

Exhibit "A"
to
Mortgagor's Affidavit

Legal Description:

Exhibit "B"
to
Mortgagor's Affidavit

Permitted Encumbrances:

EXHIBIT "P"

THREATENED OR PENDING LITIGATION

EXHIBIT "Q"

ENVIRONMENTAL MATTERS

EXHIBIT "R"

BORROWING BASE CERTIFICATE

COLLATERAL REPORT

DAVIS HOMES, LLC

Total Inventory as of: _______________

Work in Process	$________
Inventory in Yard	$________
Less: Ineligible Inventory as defined in Loan Agreement	$________
Eligible Inventory	$________
	____%
Net Eligible Inventory	$________
TOTAL BORROWING BASE	$________
LINE OF CREDIT	$________
TOTAL AMOUNT OUTSTANDING UNDER LINE OF CREDIT	$________
TOTAL AVAILABILITY	$________

The terms and conditions of this Borrowing Base Report are governed by that certain Residential Construction Revolving Line of Credit Note ("Note") dated December __, 2004, and that certain Amended and Restated Loan Agreement ("Agreement") by and between Davis Homes, LLC ("Borrower") and Fifth Third Bank (Central Indiana) ("Lender"). All definitions, undertakings, obligations, covenants, representations and warranties applicable to Borrower under the Agreement including, without limitation, the assignment by Borrower to Lender of collateral, are hereby acknowledged by Borrower to be true and correct and in full force and effect.

Borrower, by execution hereof, warrants and represents the following:

a) There exists no Event of Default, as defined by the Note and Agreement;

b) Borrower has read and is familiar with the Note and Agreement, understands each term and condition set forth herein, and undertakes to comply therewith;

c) There exists no lien, encumbrance, legal proceeding, or other similar act or condition which would impair, restrict, or limit the Lender's rights with respect to collateral pledged pursuant to the Agreement, including, without limitation, items or collateral reported herein except as may be permitted by the Agreement; and

d) Borrower represents and warrants that the collateral balances reported herein are true and correct.

DAVIS HOMES, LLC

Dated: ___________, 20__ By: ________________________________

David O. Trittipo, Controller

FIFTH THIRD BANK (CENTRAL INDIANA)

RESIDENTIAL CONSTRUCTION REVOLVING LINE OF CREDIT NOTE

$20,000,000.00 Dated: December 15, 2004

Maturity Date: July 15, 2006 or earlier as herein provided

FOR VALUE RECEIVED, the undersigned (individually and collectively, the "Borrower"), jointly and severally, promises to pay to the order of **FIFTH THIRD BANK (CENTRAL INDIANA)**, a Michigan banking corporation ("Lender," which term shall include any holder hereof), whose principal mailing and business address is 251 North Illinois Street, Suite 1200, Indianapolis, Indiana 46204, at such place as Lender may designate or, in the absence of such designation, at any of Lender's offices, the sum of Twenty Million and 00/100 Dollars ($20,000,000.00) or so much thereof as shall have been advanced by Lender at any time and not hereafter repaid (hereinafter referred to as "Principal Sum") together with interest as hereinafter provided and payable at the time(s) and in the manner(s) hereinafter provided. The proceeds of the loan evidenced hereby may be advanced, repaid and readvanced in partial amounts during the term of this Note and prior to maturity; provided, however, that no advance made hereunder shall be in an amount less than One Thousand and 00/100 Dollars ($1,000.00). Each such advance shall be made to the undersigned upon receipt by Lender of the undersigned's application therefor and disbursement instructions, which shall be in such form as Lender shall from time to time prescribe. Lender shall be entitled to rely on any verbal or communication by telephone requesting an advance and/or providing disbursement instructions hereunder which shall be received by it in good faith from anyone reasonably believed by Lender to be any of the undersigned's authorized agent. The undersigned agrees that all advances made by Lender will be evidenced by entries made by Lender into its electronic data processing system and/or internal memoranda maintained by Lender. The undersigned further agrees that the sum or sums shown on the most recent printout from Lender's electronic data processing system and/or on such memoranda shall be presumptive evidence of the amount of the Principal Sum and of the amount of any accrued interest.

LOAN AGREEMENT

This Note is executed and the advances contemplated hereunder are to be made pursuant to the Amended and Restated Loan Agreement dated of even date herewith by and between the undersigned and Lender, as amended, modified, renewed or extended, from time to time (hereinafter collectively called the "Loan Agreement") and all the covenants, representations, agreements, terms, and conditions contained therein, including but not limited to additional conditions of default, and provisions relating to notice to the undersigned of any default and an opportunity to cure, are incorporated herein as if fully rewritten. This Note is not given in

with the first payment of interest commencing on the fifth (5th) day of January, 2005, and the first payment of principal plus interest commencing on February 5, 2005 and continuing on the fifth (5th) day of each month thereafter until a final maturity date of December 5, 2009, at which time the entire unpaid principal balance of this Note together with all accrued and unpaid interest, costs and expenses in connection with this Note as provided by and as more particularly described in the Loan Agreement will be due and payable, whether by demand, acceleration or otherwise. Notwithstanding the foregoing, if the due date of any payment under this Note shall be a day that is not a Banking Day (as defined in the Loan Agreement) or a LIBOR Rate Banking Day (as defined in the Loan Agreement), the due date will be extended to the next succeeding Banking Day or LIBOR Rate Banking Day; provided, however, that if such next succeeding Banking Day or LIBOR Rate Banking Day occurs in the following calendar month, then the due date will be the immediately preceding Banking Day or LIBOR Rate Banking Day. The entire Principal Sum shall be due and payable on December 5, 2009, and accrued interest thereon shall be due and payable in accordance with the provisions hereof and the Loan Agreement and thereafter at maturity, whether by demand, acceleration or otherwise together with any and all other sums due hereunder. All sums due hereunder shall be paid to Lender at its office address as set forth herein and shall be paid in lawful money of the United States of America and in immediately available funds, and shall be applied by Lender: (a) first to the payment of any sums other than principal or interest, (b) then to the payment of interest, and (c) then to the payment of principal. All sums due hereunder shall be without relief from valuation and appraisement laws.

LATE CHARGE

Any payment of principal or interest not made within ten (10) days of the date such payment or installment is due shall be subject to a late charge equal to five percent (5%) of the amount of the installment or payment. Except for any cure or grace periods provided to Borrower in the Loan Agreement, this provision shall not be construed so as to create any additional grace period for payment.

SECURITY

This Note is secured by, *inter alia*, the security interests granted to Lender by the undersigned in and evidenced by that certain Security Agreement referenced and defined in the Loan Agreement, as amended from time to time; and a Continuing Guaranty Unlimited from Davis Holding Corporation, an Indiana corporation and Davis Investments, L.P., an Indiana limited partnership and such other collateral and security interests as described in the Loan Agreement.

SETOFF

If any obligation evidenced by this Note is not paid when due, Lender may, at its option, demand, setoff, sue for, collect or make any compromise or settlement it deems desirable with reference to any collateral securing this Note, and shall have the rights of a secured party under the law of the State of Indiana, and Borrower shall be liable for any deficiency. This Note is also

secured by any funds of Borrower on deposit with Lender and, upon an Event of Default (as defined in the Loan Agreement), Lender may setoff any liabilities owed Borrower, without regard to mutuality of maturities, against this Note. The failure to reference in this Note any security for this Note shall not be construed to invalidate any security interest, pledge, mortgage or other lien which pursuant to the terms of any agreement or instrument creating such lien secures this Note or any or all obligations of Borrower to Lender generally.

DEFAULT

This Note is secured by collateral as more fully set forth in, is subject to the terms, and entitled to the benefits, of the Loan Agreement and the Loan Documents (as defined in the Loan Agreement), to which reference should be made for rights and remedies available to Lender upon the occurrence of an Event of Default and for other provisions which control this Note. Upon the existence of an Event of Default, or if in Lender's sole and reasonable discretion and in good faith deems itself insecure, then Lender may, at its option, without further notice or demand, accelerate the maturity of the obligations evidenced hereby, which obligations shall become immediately due and payable. In the event Lender shall institute any action for the enforcement or collection of the obligations evidenced hereby, the undersigned agrees to pay all costs and expenses of such action, including reasonable attorneys' fees, to the extent permitted by law.

GENERAL PROVISIONS

All of the parties hereto, including the undersigned, and any endorser, surety, accommodation party, or guarantor, hereby jointly and severally, waive presentment, notice of dishonor, protest, notice of protest, and diligence in bringing suit against any party hereto, waive the defenses of impairment of collateral for the obligation evidenced hereby, impairment of a person against whom Lender has any right of recourse, and any defenses of any accommodation maker and consent that without discharging any of them, that the time of payment and any other provision of this Note may be extended or modified an unlimited number of times before or after maturity without notice to any of them. The undersigned agrees that it will pay the obligations evidenced hereby, irrespective of any action or lack of action on Lender's part in connection with the acquisition, perfection, possession, enforcement, disposition, or modification of all the obligations evidenced hereby or any and all collateral or security therefor, and no omission or delay on Lender's part in exercising any right against, or taking any action to collect from or pursue Lender's remedies against any party hereto will release, discharge, or modify the duties of the undersigned to make payments hereunder. The undersigned agrees that Lender will not be required to pursue or exhaust any of its rights or remedies against the undersigned or any guarantors of the obligations evidenced hereby with respect to the payment of any said obligations, or to pursue, exhaust or preserve any of Lender's rights or remedies with respect to any collateral, security or other guaranties given to secure said obligations.

The obligations evidenced hereby may from time to time be evidenced by another note or notes given in substitution, renewal or extension hereof. Any security interest or mortgage

which secures the obligations evidenced hereby shall remain in full force and effect notwithstanding any such substitution, renewal, or extension.

The captions used herein are for reference only and shall not be deemed a part of this Note. If any of the terms or provisions of this Note shall be deemed unenforceable, the enforceability of the remaining terms and provisions shall not be affected. This Note shall be governed by and construed in accordance with the substantive laws of the State of Indiana notwithstanding that the conflict of law provisions of Indiana law may require that the law of another jurisdiction apply.

Borrower agrees that, to the extent that Borrower makes a payment or payments to Lender, or Lender receives any proceeds of any collateral securing this Note, which payment or payments or proceeds or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to Borrower, its estate, trustee, receiver or any other party, including, without limitation, any guarantor, under any bankruptcy law, state or federal law, common law or equitable cause, then to the extent of such payment or repayment, the obligations under this Note or the part thereof which has been paid, reduced or satisfied by such amount shall be reinstated and continued in full force and effect as of the date such initial payment, reduction or satisfaction occurred.

All advances made by Lender may be evidenced by entries made by or on behalf of Lender to the electronic data processing system and/or internal memoranda maintained by or on behalf of Lender. Borrower further agrees that the sum or sums shown on the most recent printout from said electronic data processing system and/or such memoranda shall in the absence of manifest error, be presumptive evidence of the outstanding balance of the Principal Sum and of the amount of any accrued interest. Each request for an advance shall constitute a warranty and representation by Borrower that no Event of Default hereunder or under any related Loan Documents has occurred and is continuing and that no event or circumstance which would constitute such an Event of Default, but for the requirement that notice be given or time elapse or both, has occurred and is continuing.

No failure on the part of Lender to exercise and no delay in exercising any right, power or remedy under this Note or any other Loan Document or agreement with Lender shall operate as a waiver thereof; nor shall any single or partial exercise of any right under this Note or any other Loan Document or agreement with Lender preclude any other or further exercise thereof or the exercise of any other right. The remedies provided in this Note and any other Loan Document or agreement with Lender are cumulative and not exclusive of any remedies provided by law.

In addition, all collateral given as security for this Note shall constitute additional security for all other loans, debts or notes or other obligations of Borrower and all collateral given as security for such other loans, debts or notes shall constitute security for this Note, all as more fully set forth in any documents securing such loans, debt or notes.

WAIVER OF JURY TRIAL

LENDER AND BORROWER, AFTER CONSULTING OR HAVING THE OPPORTUNITY TO CONSULT WITH COUNSEL, KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION BASED UPON OR ARISING OUT OF THIS NOTE OR ANY RELATED INSTRUMENT OR NOTE OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS NOTE, OR ANY CONDUCT, DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN), OR ACTIONS OF ANY OF THEM. NEITHER LENDER NOR BORROWER SHALL SEEK TO CONSOLIDATE BY COUNTERCLAIM (EXCEPT COMPULSORY COUNTERCLAIMS) OR OTHERWISE ANY ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. BORROWER AGREES, UPON REQUEST OF LENDER, TO SUBMIT TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITUATED IN MARION COUNTY, INDIANA. BORROWER WAIVES ANY DEFENSE BASED UPON FORUM NON CONVENIENS. LENDER AND BORROWER AGREE THESE PROVISIONS SHALL NOT BE DEEMED TO HAVE BEEN MODIFIED IN ANY RESPECT OR RELINQUISHED BY LENDER AND BORROWER EXCEPT BY WRITTEN INSTRUMENT EXECUTED JOINTLY BY THEM.

IN WITNESS WHEREOF, the undersigned has executed this Term Note A, effective as of the above date.

DAVIS HOMES, LLC,
an Indiana limited liability company

By: DAVIS HOLDING CORPORATION,
an Indiana corporation,
its sole managing member

By: /S/ C. RICHARD DAVIS
C. Richard Davis, Vice President

FIFTH THIRD BANK (CENTRAL INDIANA)

LAND ACQUISITION AND DEVELOPMENT LINE OF CREDIT NOTE

$2,000,000.00 Dated: December 16, 2004

Maturity Date: July 15, 2006 or earlier as herein provided

FOR VALUE RECEIVED, the undersigned (individually and collectively, the "Borrower"), jointly and severally, promises to pay to the order of **FIFTH THIRD BANK (CENTRAL INDIANA)**, a Michigan banking corporation ("Lender," which term shall include any holder hereof), whose principal mailing and business address is 251 North Illinois Street, Suite 1200, Indianapolis, Indiana 46204, at such place as Lender may designate or, in the absence of such designation, at any of Lender's offices, the sum of Two Million and 00/100 Dollars ($2,000,000.00) or so much thereof as shall have been advanced by Lender at any time and not hereafter repaid (hereinafter referred to as "Principal Sum") together with interest as hereinafter provided and payable at the time(s) and in the manner(s) hereinafter provided. The proceeds of the loan evidenced hereby may be advanced, repaid and readvanced in partial amounts during the term of this Note and prior to maturity; provided, however, that no advance made hereunder shall be in an amount less than One Thousand and 00/100 Dollars ($1,000.00). Each such advance shall be made to the undersigned upon receipt by Lender of the undersigned's application therefor and disbursement instructions, which shall be in such form as Lender shall from time to time prescribe. Lender shall be entitled to rely on any verbal or communication by telephone requesting an advance and/or providing disbursement instructions hereunder which shall be received by it in good faith from anyone reasonably believed by Lender to be any of the undersigned's authorized agent. The undersigned agrees that all advances made by Lender will be evidenced by entries made by Lender into its electronic data processing system and/or internal memoranda maintained by Lender. The undersigned further agrees that the sum or sums shown on the most recent printout from Lender's electronic data processing system and/or on such memoranda shall be presumptive evidence of the amount of the Principal Sum and of the amount of any accrued interest.

LOAN AGREEMENT

This Note is executed and the advances contemplated hereunder are to be made pursuant to the Amended and Restated Loan Agreement dated of even date herewith by and between the undersigned and Lender, as amended, modified, renewed or extended, from time to time (hereinafter collectively called the "Loan Agreement") and all the covenants, representations, agreements, terms, and conditions contained therein, including but not limited to additional conditions of default, and provisions relating to notice to the undersigned of any default and an opportunity to cure, are incorporated herein as if fully rewritten. This Note is not given in

payment of, but as a renewal, modification, and extension of all of the indebtedness evidenced by revolving notes under the Prior Loan Agreements (as defined in the Loan Agreement), which amount constitutes the initial principal balance hereof, and is given in substitution for such revolving notes.

INTEREST AND PREPAYMENT

Interest will accrue on the unpaid balance of the Principal Sum until paid at a variable rate which shall be equal to the Prime Rate (as hereinafter defined) minus twenty-five (25) basis points (one hundred (100) basis points being equal to one percent (1%) per annum).

Upon the occurrence of an Event of Default (as defined in the Loan Agreement), whether by acceleration or otherwise, interest will accrue on the unpaid balance of the Principal Sum and unpaid interest, if any, until paid at a variable rate of interest per annum, which shall change in the manner set forth below, equal to four percent (4%) over the Prime Rate (the "Default Rate").

All interest will be calculated on the basis of a 360 day year for the actual number of days the Principal Sum or any part thereof remains unpaid. There shall be no premium for prepayment.

As used herein, "Prime Rate" will mean the floating rate established by Fifth Third Bank (Central Indiana), Indianapolis, Indiana, from time to time. The Prime Rate is not necessarily such bank's most favored rate. Subject to any maximum or minimum interest rate limitation specified herein or by applicable law, any variable rate of interest on the obligation evidenced hereby shall change automatically without notice to the undersigned immediately with each change in the Prime Rate.. Lender shall notify the undersigned of changes in the Prime Rate with each interest billing.

MANNER OF PAYMENT

Interest on the Principal Sum calculated under the Prime Rate shall be payable monthly in arrears on the first (1st) day of each calendar month for the month first ended and on the first (1st) day of each succeeding calendar month. Notwithstanding the foregoing, if the due date of any payment under this Note shall be a day that is not a Banking Day (as defined in the Loan Agreement), the due date will be extended to the next succeeding Banking Day; provided, however, that if such next succeeding Banking Day occurs in the following calendar month, then the due date will be the immediately preceding Banking Day. This Note shall be due and payable July 15, 2006, or upon the occurrence of an Event of Default, or upon demand, whichever will first occur, and accrued interest thereon shall be due and payable in accordance with the provisions hereof and the Loan Agreement and thereafter at maturity, whether by demand, acceleration or otherwise together with any and all other sums due hereunder. Separate promissory notes issued hereunder for the separate projects as contemplated under the Loan Agreement shall be due and payable not later than thirty (30) months from the date of the initial advance under such promissory note. All sums due hereunder shall be paid to Lender at its office address as set forth herein and shall be paid in lawful money of the United States of

America and in immediately available funds, and shall be applied by Lender: (a) first to the payment of any sums other than principal or interest, (b) then to the payment of interest, and (c) then to the payment of principal. All sums due hereunder shall be without relief from valuation and appraisement laws.

LATE CHARGE

Any payment of interest (but not principal) not made within 10 days of the date such payment or installment is due shall be subject to a late charge equal to five percent (5%) of the amount of the installment or payment. Except for any cure or grace periods provided to Borrower in the Loan Agreement, this provision shall not be construed so as to create any additional grace period for payment.

SECURITY

This Note is secured by, *inter alia*, certain real estate mortgages and security interests granted to Lender by the undersigned in and evidenced by certain Parcel Mortgages referenced and defined in the Loan Agreement as amended from time to time. The undersigned has also executed and delivered to Lender an Environmental Indemnity Agreement (as defined in the Loan Agreement). Further, the Note is secured by a Continuing Guaranty Unlimited from Davis Holding Corporation, an Indiana corporation and Davis Investments, L.P., an Indiana limited partnership and certain other collateral and security interests as described in the Loan Agreement.

SETOFF

If any obligation evidenced by this Note is not paid when due, Lender may, at its option, demand, setoff, sue for, collect or make any compromise or settlement it deems desirable with reference to any collateral securing this Note, and shall have the rights of a secured party under the law of the State of Indiana, and Borrower shall be liable for any deficiency. This Note is also secured by any funds of Borrower on deposit with Lender and, upon an Event of Default (as defined in the Loan Agreement), Lender may setoff any liabilities owed Borrower, without regard to mutuality of maturities, against this Note. The failure to reference in this Note any security for this Note shall not be construed to invalidate any security interest, pledge, mortgage or other lien which pursuant to the terms of any agreement or instrument creating such lien secures this Note or any or all obligations of Borrower to Lender generally.

DEFAULT

This Note is secured by collateral as more fully set forth in, is subject to the terms, and entitled to the benefits, of the Loan Agreement and the Loan Documents (as defined in the Loan Agreement), to which reference should be made for rights and remedies available to Lender upon the occurrence of an Event of Default and for other provisions which control this Note. Upon the existence of an Event of Default, Lender may, at its option, without further notice or demand, accelerate the maturity of the obligations evidenced hereby, which obligations

shall become immediately due and payable. In the event Lender shall institute any action for the enforcement or collection of the obligations evidence hereby, the undersigned agree to pay all costs and expenses of such action, including reasonable attorneys' fees, to the extent permitted by law.

GENERAL PROVISIONS

All of the parties hereto, including the undersigned, and any endorser, surety, accommodation party, or guarantor, hereby jointly and severally, waive presentment, notice of dishonor, protest, notice of protest, and diligence in bringing suit against any party hereto, waive the defenses of impairment of collateral for the obligation evidenced hereby, impairment of a person against whom Lender has any right of recourse, and any defenses of any accommodation maker and consent that without discharging any of them the time of payment and any other provision of this promissory note may be extended or modified an unlimited number of times before or after maturity without notice to any of them. The undersigned agrees that it will pay the obligations evidenced hereby, irrespective of any action or lack of action on Lender's part in connection with the acquisition, perfection, possession, enforcement, disposition, or modification of all the obligations evidenced hereby or any and all collateral or security therefor, and no omission or delay on Lender's part in exercising any right against, or taking any action to collect from or pursue Lender's remedies against any party hereto will release, discharge, or modify the duties of the undersigned to make payments hereunder. The undersigned agrees that Lender will not be required to pursue or exhaust any of its rights or remedies against the undersigned or any guarantors of the obligations evidenced hereby with respect to the payment of any said obligations, or to pursue, exhaust or preserve any of Lender's rights or remedies with respect to any collateral, security or other guaranties given to secure said obligations.

The obligations evidenced hereby may from time to time be evidenced by another note or notes, given in substitution, renewal or extension hereof. Any security interest or mortgage which secures the obligations evidenced hereby shall remain in full force and effect notwithstanding any such substitution, renewal, or extension.

The captions used herein are for references only and shall not be deemed a part of this Note. If any of the terms or provisions of this Note shall be deemed unenforceable, the enforceability of the remaining terms and provisions shall not be affected. This Note shall be governed by and construed in accordance with the law of the State of Indiana.

Borrower agrees that, to the extent that Borrower makes a payment or payments to Lender, or Lender receives any proceeds of any collateral securing this Note, which payment or payments or proceeds or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to Borrower, its estate, trustee, receiver or any other party, including, without limitation, any guarantor, under any bankruptcy law, state or federal law, common law or equitable cause, then to the extent of such payment or repayment, the obligations under this Note or the part thereof which has been paid, reduced or satisfied by such amount shall be reinstated and continued in full force and effect as of the date such initial payment, reduction or satisfaction occurred.

All advances made by Lender may be evidenced by entries made by or on behalf of Lender to the electronic data processing system and/or internal memoranda maintained by or on behalf of Lender. Borrower further agrees that the sum or sums shown on the most recent printout from said electronic data processing system and/or such memoranda shall in the absence of manifest error, be presumptive evidence of the outstanding balance of the Principal Sum and of the amount of any accrued interest. Each request for an advance shall constitute a warranty and representation by Borrower that no Event of Default hereunder or under any related Loan Documents has occurred and is continuing and that no event or circumstance which would constitute such an Event of Default, but for the requirement that notice be given or time elapse or both, has occurred and is continuing.

No failure on the part of Lender to exercise and no delay in exercising any right, power or remedy under this Note or any other Loan Document or agreement with Lender shall operate as a waiver thereof; nor shall any single or partial exercise of any right under this Note or any other Loan Document or agreement with Lender preclude any other or further exercise thereof or the exercise of any other right. The remedies provided in this Note and any other Loan Document or agreement with Lender are cumulative and not exclusive of any remedies provided by law.

WAIVER OF JURY TRIAL. **LENDER AND BORROWER, AFTER CONSULTING OR HAVING THE OPPORTUNITY TO CONSULT WITH COUNSEL, KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION BASED UPON OR ARISING OUT OF THIS NOTE OR ANY RELATED INSTRUMENT OR NOTE OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS NOTE, OR ANY CONDUCT, DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN), OR ACTIONS OF ANY OF THEM. NEITHER LENDER NOR BORROWER SHALL SEEK TO CONSOLIDATE BY COUNTERCLAIM (EXCEPT COMPULSORY COUNTERCLAIMS) OR OTHERWISE ANY ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. BORROWER AGREES, UPON REQUEST OF LENDER, TO SUBMIT TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITUATED IN MARION COUNTY, INDIANA. BORROWER WAIVES ANY DEFENSE BASED UPON FORUM NON CONVENIENS. LENDER AND BORROWER AGREE THESE PROVISIONS SHALL NOT BE DEEMED TO HAVE BEEN MODIFIED IN ANY RESPECT OR RELINQUISHED BY LENDER AND BORROWER EXCEPT BY WRITTEN INSTRUMENT EXECUTED JOINTLY BY THEM.**

IN WITNESS WHEREOF, the undersigned has executed this Land Acquisition and Development Line of Credit Note, effective as of the above date.

DAVIS HOMES, LLC,
an Indiana limited liability company

By: DAVIS HOLDING CORPORATION,
an Indiana corporation,
its sole managing member

By: /S/ C. Richard Davis
C. Richard Davis, Vice President

ENVIRONMENTAL INDEMNITY AGREEMENT

THIS ENVIRONMENTAL INDEMNITY AGREEMENT ("Agreement") is made as of the 15 day of December, 2004 by DAVIS HOMES, LLC, an Indiana limited liability company ("Borrower") to and for the benefit of FIFTH THIRD BANK (CENTRAL INDIANA), a Michigan banking corporation ("Lender").

RECITALS:

A. Pursuant to the terms of a certain Amended and Restated Loan Agreement of even date herewith ("Loan Agreement") between Borrower and Lender, Lender has agreed to loan to Borrower the principal amount of Twenty Million and 00/100 Dollars ($20,000,000.00) in the form of a residential construction revolving line of credit loan ("Residential Revolving Line of Credit Loan") with advances thereunder to also be used in connection with standby letters of credit ("Standby Letters of Credit") in an amount not to exceed the sum of Two Million and 00/100 Dollars ($2,000,000.00), and a certain Term Loan A in the original principal amount of Two Million and 00/100 Dollars ($2,000,000.00), that certain Swap Loan up to the amount of Two Hundred Thousand and 00/100 Dollars ($200,000.00), that certain Land Acquisition and Development Resolving Line of Credit up to the principal amount of Two Million and 00/100 Dollars ($2,000,000.00) and that certain ACH Credit Facility up to the principal amount of Five Hundred Thousand and 00/100 Dollars ($500,000.00) (the Residential Revolving Line of Credit Loan, the Standby Letters of Credit, the Term Loan A, the Swap Loan, the Land Acquisition and Development Line of Credit, and the ACH Credit Facility, all as further defined and described in the Loan Agreement, collectively, the "Loans"). The Loans shall be evidenced by certain Notes of even date herewith (as further defined and described in the Loan Agreement, collectively, the "Notes") in the principal amount of the Loans and shall be secured by, among other things, a Lot Mortgage or a Parcel Mortgage (as further defined and described in the Loan Agreement, collectively, the "Mortgages") made by Borrower encumbering certain real estate as described therein which will change from time to time and as described in various exhibits to or amendments of the Mortgages from time to time, together with all improvements thereon (collectively, "Premises"). The Loan Agreement, the Notes, the Mortgages, this Agreement and all of the other documents now or hereafter executed in favor or for the benefit of Lender which evidence, secure or are otherwise executed in connection with the Loans are hereinafter referred to collectively as the "Loan Documents."

B. As an inducement to Lender, and a condition precedent to Lender's extension of the Loans to Borrower is the execution and delivery of this Agreement by Borrower.

NOW, THEREFORE, to induce Lender to extend the Loans to Borrower and in consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Borrower hereby covenants and agrees for the benefit of Lender as follows:

1. As used in this Agreement, the following terms shall have the following meanings (such meanings to be applicable both to the singular and plural forms of the terms defined):

(a) "Hazardous Materials" shall mean any and all hazardous, toxic, dangerous or other wastes, substances, chemicals, gases, pollutants, contaminants, liquids and materials, including, without limitation, asbestos and petroleum products, all of the foregoing defined as such in or regulated by any Environmental Law (as defined hereafter), including, without limitation, (i) "hazardous substances" and "toxic substances" as such terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., or the Hazardous Materials Transportation Act, 49 U.S.C. § 1802 et seq.; (ii) "hazardous wastes," as such term is defined by the Resource Conservation and Recovery Act, 42 U.S.C. § 6902 et seq.; (iii) crude oil or any fraction thereof which is liquid at standard conditions of temperature and pressure; (iv) any radioactive material, including any source, special nuclear or by-product material as defined at 42 U.S.C. § 2011 et seq.; (v) asbestos in any form or condition; and (vi) polychlorinated biphenyls ("PCBs") and hydrocarbons or substances or compounds containing PCBs or hydrocarbons.

(b) "Environmental Laws" shall mean any and all federal, state and local laws or statutes that relate to Hazardous Materials or impose liability or standards of conduct concerning public or occupational health, safety and welfare or the environment, as now or hereafter in effect and as have been or hereafter may be amended, modified or reauthorized, including without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (42 U.S.C. § 1802 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Federal Water Pollution Control Act (33 U.S.C. § 1251 et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300(f) et seq.), and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), and all rules, regulations, codes, ordinances and guidance documents promulgated or published thereunder, and the provisions of any licenses, permits, orders and decrees issued pursuant to any of the foregoing.

(c) "Reports" shall mean those environmental reports described on **Exhibit "A"** attached hereto.

2. Borrower represents, warrants and covenants to Lender as follows:

(a) Except as otherwise set forth in the Reports, to the best of Borrower's knowledge after due inquiry, the Premises (including underlying groundwater and areas leased to tenants) and the use and operation thereof are currently in compliance with all applicable Environmental Laws, and the Premises and the use and operation thereof shall hereafter remain in such compliance. Except as otherwise set forth in the Reports, to the best of Borrower's knowledge, all governmental permits relating to the use and/or operation of the Premises required by applicable Environmental Laws are in effect.

Such permits shall hereafter remain in effect and Borrower shall comply therewith or shall use reasonable efforts to cause the tenants subject thereto to comply therewith.

(b) No release, generation, discharge, manufacture, storage, treatment, transportation or disposal of Hazardous Materials shall hereafter occur on, in, under (including the underlying groundwater) or from the Premises, nor, to the best of Borrower's knowledge after due inquiry, except as otherwise set forth in the Reports, has the same occurred, except for such Hazardous Materials which are or shall be used or stored at the Premises in the ordinary course of business operations in compliance with all Environmental Laws (all such Hazardous Materials being hereinafter referred to as the "Permitted Substances"). Except as otherwise set forth in the Reports, to the best knowledge of Borrower after due inquiry, no release, generation, discharge, manufacture, storage, treatment, transportation or disposal of Hazardous Materials has occurred on, in, under (including the underlying groundwater) or from any parcel(s) of real estate adjacent to the Premises. Except as otherwise set forth in the Reports, to the best of Borrower's knowledge after due inquiry, there is not, and Borrower shall not hereafter permit there to be (i) any Hazardous Material stored or otherwise located on, in or under the Premises (including the underlying groundwater) other than Permitted Substances; (ii) any environmental, health or safety hazards that pertain to any of the Premises or the business or operations conducted thereon; and (iii) any underground storage tanks present on or under the Premises or the business or operations conducted thereon. Without limitation of the foregoing: (A) Borrower agrees to promptly notify Lender, in writing, if Borrower has or acquires notice or knowledge that any Hazardous Material (other than Permitted Substances) has been or is threatened to be released, discharged, disposed of, transported, stored or used on, in, under or from or otherwise located on or beneath the surface of the Premises or any parcel(s) of real estate adjacent thereto; and (B) if any Hazardous Material (other than any Permitted Substance) is found on or beneath the surface of the Premises in violation of any applicable Environmental Law. Borrower, at its own cost and expense, shall immediately take such action as is necessary to detain the spread of and remove such Hazardous Material to the complete satisfaction of the appropriate governmental authorities. No Hazardous Material (other than Permitted Substances) shall be introduced to or handled on the Premises without the prior written consent of Lender, and to the extent such consent is given by Lender, or to the extent that Permitted Substances are introduced to or handled on the Premises, all such Hazardous Materials and Permitted Substances shall be handled and maintained in compliance with all applicable Environmental Laws. No part of the Premises contains "waters of the United States" as defined in 33 CFR 328 or any "wetlands."

(c) There are no pending or threatened: (i) requests for information, actions or proceedings from any governmental agency or any other person or entity regarding the condition or use of the Premises, or the disposal of Hazardous Material, or regarding any Environmental Law; or (ii) liens or governmental actions, notices of violations, notices of noncompliance or other proceedings of any kind with respect to the Premises or Borrower. Borrower shall immediately notify Lender and provide copies upon receipt of all written complaints, claims, citations, demands, inquiries, reports, or notices relating to the condition of the Premises or compliance with Environmental Laws. Borrower shall

promptly cure and have dismissed with prejudice any such actions and proceedings to the satisfaction of Lender. Borrower shall keep the Premises free of any lien imposed pursuant to any Environmental Law.

(d) Lender shall have the right at all times and from time to time to conduct environmental audits of the Premises by a consultant of Lender's choosing. If based upon any audit performed pursuant to this subparagraph (d), any consultant recommends the removal of any Hazardous Material from the Premises, Borrower shall cause such Hazardous Material to be removed in accordance with all Environmental Laws and within the time periods required by Lender. Borrower shall cooperate in the conduct of each audit and review performed pursuant to this subparagraph (d). The fees and expenses of any consultant who performs an audit or review pursuant to this subparagraph (d) shall be borne by Borrower and shall be paid by Borrower to Lender on demand, together with interest thereon at the "Default Rate" (as defined in the Notes).

(e) If Borrower fails to comply with any of the foregoing warranties, representations and covenants, Lender may (i) declare an Event of Default under the Notes and/or any of the other Loan Documents, and/or (ii) cause the removal (and/or other cleanup acceptable to Lender) of any Hazardous Material from the Premises. The costs of Hazardous Material removal and/or other cleanup (including transportation and storage costs) shall be added to the indebtedness secured by the Mortgages, whether or not the costs exceed the amount of the Loans and whether or not a court has ordered the cleanup, and shall become due and payable on demand by Lender with interest thereon at the Default Rate. Borrower shall give Lender, its agents and employees access to the Premises to remove or otherwise clean up any Hazardous Material. Lender, however, has no affirmative obligation to remove or otherwise clean up any Hazardous Material, and this Agreement and the other Loan Documents shall not be construed as creating any such obligation.

(f) Borrower shall indemnify, defend (with legal counsel reasonably acceptable to Lender and at the sole cost of Borrower) and hold Lender and Lender's affiliates, shareholders, directors, officers, employees, and agents ("Indemnitees"), free and harmless from and against all losses, liabilities, obligations, penalties, claims, litigation, demands, defenses, costs, judgments, suits, proceedings, damages (including consequential damages), disbursements or expenses of any kind or nature whatsoever (including attorneys' and experts' fees and disbursements and expenses incurred in investigating, defending against or prosecuting any litigation, claim or proceedings) which may at any time be imposed upon, incurred by or asserted or awarded against Lender, including any loss of value of the Premises as a result of any of the following, whether as holder of the Loans, as mortgagee in possession or as successor-in-interest to Borrowers by foreclosure deed or deed in lieu of foreclosure or otherwise, or any of the Indemnitees in connection with or arising from or out of any of the following:

(i) the presence of any Hazardous Material on, in, under or affecting all or any portion of the Premises, the underlying groundwater, any adjacent or

surrounding areas or any area at which any Hazardous Material transported from the Premises was disposed of;

(ii) any misrepresentation, inaccuracy or breach of any warranty, covenant or agreement contained or referred to in this Agreement;

(iii) any violation or claim of violation by Borrower of any Environmental Law; or

(iv) the imposition of any lien on the Premises for the recovery of any costs for environmental cleanup and/or other response costs relating to the release or threatened release of any Hazardous Material.

The foregoing indemnification is the personal obligation of Borrower and shall survive repayment of the Loans, any sale or other transfer of the Premises by Borrower or any transfer of the Premises by foreclosure or by a deed in lieu of foreclosure. The foregoing indemnification shall not be affected or negated by any exculpatory clause that may be contained in the Notes, the Mortgages or any of the other Loan Documents. Borrower hereby waives, releases and agrees not to make any claim or bring any cost recovery action against Lender under any Environmental Law. Borrower expressly understands and agrees that the obligation of Borrower to Lender under this indemnity shall be without regard to fault on the part of Borrower. Notwithstanding anything contained herein to the contrary, however, Borrower shall not be responsible for losses, liabilities, obligations, penalties, claims, litigation, demands, costs, judgments, suits, proceedings, damages, disbursements or expenses which arise from or are connected with the presence of any Hazardous Material or other contaminant in violation of any Environmental Law, which presence results solely from any action by Lender, its agents or its representatives after and while Lender is in possession and control of the Premises.

3. Borrower agrees that this Agreement may be enforced by Lender without first resorting to or exhausting any other remedy or any other security or collateral, or without first having recourse to the Notes, or any property covered by any of the Loan Documents through foreclosure proceedings or otherwise; provided, however, that nothing herein contained shall prevent Lender from suing on the Notes or from foreclosing any of the Loan Documents or from exercising or enforcing its rights under any of the Loan Documents, and if such foreclosure or other remedy is availed of, only the net proceeds therefrom, after deduction of all charges and expenses of every kind and nature relating to collection of the indebtedness evidenced by the Notes, shall be applied in reduction of the amount due on the Notes and the other Loan Documents in the manner set forth therein and Lender shall not be required to institute or prosecute proceedings to recover any deficiency as a condition of any payment hereunder or enforcement hereof.

4. If Lender incurs any costs (including attorneys' fees and court costs) to collect or enforce the obligations of Borrower hereunder, Borrower shall, upon demand by Lender, immediately reimburse Lender therefor, including, without limitation, attorneys' fees incurred in any litigation and bankruptcy and administrative proceedings and appeals therefrom, plus interest

from the date so paid by Lender until the date reimbursed by Borrower at the Default Rate. In addition to the foregoing, Lender shall be entitled to its attorneys' fees and costs incurred in any post-judgment proceedings to collect or enforce any judgment or order relating to this Agreement or any of the other Loan Documents. This provision is separate and several and shall survive the merger of this provision into any judgment.

5. During all times that Borrower is the owner of the Premises, Borrower shall have the right to participate with Lender in settlement or other negotiations with respect to the dollar amount of liability to be asserted in connection with the violation of any Environmental Law. In no event shall Borrower enter into any agreement without the prior written consent of Lender.

6. Lender may rely on this Agreement notwithstanding disclosure to Lender of any adverse environmental information relating to the Premises; it being the intention hereof that the obligations of Borrower hereunder shall not be limited or qualified by reason of Lender's knowledge of any such adverse environmental information.

7. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana, except to the extent any law, rule or regulation of the federal government of the United States of America may be applicable hereto, in which event such federal law, rule or regulation shall govern and control.

8. The obligations and liabilities of Borrower under this Agreement shall be joint and several and shall be binding upon and enforceable against Borrower and each of their respective successors and assigns.

9. In the event that any provision of this Agreement is deemed to be invalid by reason of the operation of law, or by reason of the interpretation placed thereon by any administrative agency or any court, Borrower and Lender shall negotiate an equitable adjustment in the provisions of the same in order to effect, to the maximum extent permitted by law, the purpose of this Agreement and the validity and enforceability of the remaining provisions, or portions or applications thereof, shall not be affected thereby and shall remain in full force and effect.

10. Any notices, communications and waivers under this Agreement shall be in writing and shall be (a) delivered in person, (b) mailed, postage prepaid, either by registered or certified mail, return receipt requested, or (c) by overnight express carrier, addressed in each case as follows:

To Lender: Fifth Third Bank (Central Indiana)
Capital Center
251 N. Illinois Street, Suite 1200
Indianapolis, Indiana 46204
Attn: Jeffrey K. Lockhart, Vice President

With copy to:		Locke Reynolds LLP 201 North Illinois Street, Suite 1000 P.O. Box 44961 Indianapolis, Indiana 46244-0961 Attn: Michael D. Moriarty, Esq.
To Borrower:		Davis Homes, LLC 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240 Attn: C. Richard Davis

or to any other address as to any of the parties hereto, as such party shall designate in a written notice to the other party hereto. All notices sent pursuant to the terms of this Section shall be deemed received (i) if personally delivered, then on the date of delivery, (ii) if sent by overnight, express carrier, then on the next federal banking day immediately following the day sent, or (iii) if sent by registered or certified mail, then on the earlier of the third federal banking day following the day sent or when actually received.

11. BORROWER AND LENDER ACKNOWLEDGE AND AGREE THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT, THE NOTES OR ANY OF THE OTHER LOAN DOCUMENTS OR WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED HEREIN AND THEREIN WOULD BE BASED UPON DIFFICULT AND COMPLEX ISSUES. ACCORDINGLY, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, BORROWER AND LENDER, BY ITS ACCEPTANCE OF THIS AGREEMENT, HEREBY KNOWINGLY AND VOLUNTARILY MUTUALLY (A) WAIVE THE RIGHT TO TRIAL BY JURY IN ANY CIVIL ACTION, CLAIM, COUNTERCLAIM, CROSS-CLAIM, THIRD-PARTY CLAIM, DISPUTE, DEMAND, SUIT OR PROCEEDING ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE NOTES, THE MORTGAGES OR ANY OF THE OTHER LOAN DOCUMENTS, THE LOANS, OR ANY RENEWAL, EXTENSION OR MODIFICATION THEREOF, OR ANY CONDUCT OF ANY PARTY RELATING THERETO, AND (B) AGREE THAT ANY SUCH ACTION, CLAIM, SUIT OR PROCEEDING SHALL BE TRIED BEFORE A JUDGE AND NOT BEFORE A JURY. BORROWER AGREES THAT IT WILL NOT ASSERT ANY CLAIM AGAINST LENDER OR ANY OTHER PERSON INDEMNIFIED HEREUNDER ON ANY THEORY OF LIABILITY FOR SPECIAL INDIRECT, CONSEQUENTIAL, INCIDENTAL OR PUNITIVE DAMAGES.

IN WITNESS WHEREOF, Borrower has executed this Agreement as of the date set forth above.

BORROWER:

DAVIS HOMES, LLC,
an Indiana limited liability company

By: DAVIS HOLDING CORPORATION,
an Indiana corporation,
its sole managing member

By: ______________________
C. Richard Davis, Vice President

Exhibit "A"
to
Environmental Indemnity Agreement

Description of Environmental Reports:

SECURITY AGREEMENT
EQUIPMENT, MOTOR VEHICLES, INVENTORY AND RECEIVABLES

Name: Davis Homes, LLC
No. and Street: 3755 East 82nd Street, Suite 120
City: Indianapolis **County**: Marion **State:** Indiana 46240

Davis Homes, LLC, a limited liability company organized under the law of the State of Indiana (hereinafter called "Debtor"), for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, hereby grants, pledges and assigns to **Fifth Third Bank (Central Indiana)**, a Michigan banking corporation (hereinafter called "Bank"), a security interest in the following Property owned by Debtor which is used solely in and directly related to the conduct of the business of what is commonly known as the "Davis Homes Wholesale Division," whether Debtor's interest therein as owner, co-owner, lessee, consignee, secured party, or otherwise be now owned or existing or hereafter arising or acquired, and wherever located, together with all substitutions, replacements, additions and accessions therefor or thereto, all replacement and repair parts therefor, all negotiable documents relating thereto, all products thereof and all cash and non-cash proceeds thereof including, but not limited to, notes, drafts, checks, instruments, insurance proceeds, indemnity proceeds, warranty and guaranty proceeds and proceeds arising in connection with any requisition, confiscation, condemnation, seizure or forfeiture of all or any part of the following property by any governmental body, authority, bureau or agency, or any person acting under color of governmental authority (each capitalized term used in the following definitions shall have in this definition and in this Agreement the meaning given to it (in either its singular or plural form by Article 9 of the Uniform Commercial Code, as in effect in the State of Indiana)):

(a) All of Debtor's machinery, Equipment, motor vehicles, tools, furniture, furnishings including, but not limited to, all manufacturing, fabricating, processing, transporting and packaging equipment, power systems and computing and data processing systems (hereinafter sometimes called the "Equipment");

(b) All of Debtor's Inventory including, but not limited to, parts, supplies, raw materials, work in process, finished goods, materials used or consumed in Debtor's business, repossessed and returned goods and also finished goods comprised of raw lumber and lumber fabrications (including dimensional lumber, treated lumber, cedar lumber and wood trusses), siding products, plywood items, exterior sheathing, laminated beams, roofing material, windows, doors, interior trim material, stair parts shutters, hardware and caulking and related miscellaneous building products and accessories (hereinafter sometimes called the "Inventory");

(c) All of Debtor's Accounts, accounts receivable, contract rights, Chattel Paper, General Intangibles, Documents, Instruments, Investment Property, Letters of Credit, securities,

negotiable documents, notes, drafts, acceptances and other forms of obligations and receivables arising from or in connection with the operation of Debtor's business including, but not limited to, those arising from or in connection with Debtor's sale, lease or other disposition of Inventory (hereinafter sometimes called the "Receivables");

(d) All of Debtor's trade names, trademarks, goodwill, patents, patent applications, copyrights, deposit accounts, licenses and franchises;

(e) All Products of and Accessories to each and all of the foregoing and all Proceeds of all and each of the foregoing (including without limitation all insurance policies and proceeds thereof); and

(f) Notwithstanding anything to the contrary herein, the Property, Equipment, Inventory, Accounts, Chattel Paper, General Intangibles, Documents, Instruments, Investment Property, Letters of Credit, Products, Accessories, Proceeds and all of the preceding description of the Property as described in the foregoing clauses (a), (b), (c), (d) and (e) shall be limited solely to and directly related to the Davis Homes Wholesale Division and as may be used in connection with the conduct of the business by Debtor thereof and which may be located at one or more locations, including, but not limited to, 2702 North Tibbs Avenue, Indianapolis, Marion County, Indiana. Further, by its acceptance of this agreement, the Loan Agreement and the Loan Documents (as defined in the Loan Agreement), Bank acknowledges and agrees (i) tenants and Affiliates (as defined in the Loan Agreement) of Debtor may from time to time use the premises where the Davis Homes Wholesale Division is located to store and operate other personal property (including, without limitation, fixtures) not used in connection with the operation and conduct of business by Debtor of the Davis Homes Wholesale Division; and (ii) that no lien or security interest in favor of Bank shall encumber or attach to any such property of such tenants or Affiliates, without limitation, or any accounts, contracts, rights, general intangibles, files, books of account or agreements arising therefrom. It is acknowledged by Bank that the lien and security interest in the Collateral under this agreement is not intended to apply to the fixtures and shall not cover any property subject to the lien and/or security interest as granted by Davis Wholesale, LLC to Business Men's Assurance Company of American pursuant to the terms of that certain Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing, dated May 20, 2002, recorded in the Office of the Recorder of Marion County, Indiana as Instrument No. 2002-0094825, and/or that certain related UCC-1 Financing Statement filed in the Office of the Secretary of State of Indiana as File No. 2002-00004458439

(all of the foregoing hereinafter sometimes called the "Collateral").

The security interest hereby granted is to secure the prompt and full payment and complete performance of all Obligations of Debtor to Bank. The word "Obligations" is used in its most comprehensive sense and shall mean all indebtedness, debts and liabilities (including principal, interest, late charges and, to the extent permitted by law, collection costs, attorneys' fees and the like) of Debtor to Bank, whether now existing or hereafter arising, either created by Debtor alone or together with another or others, primary or secondary, secured or unsecured, absolute or contingent, liquidated or unliquidated, direct or indirect, whether evidenced by note, draft,

application for letter of credit or otherwise, whether originally created directly to Bank or whether acquired by Bank, including, without limitation, any obligations of Debtor arising out of Debtor's depository relationship with Bank and any and all renewals or increases of or substitutes therefor. The word "Obligations" shall include, BUT NOT BE LIMITED TO, all indebtedness owed by Debtor to Bank by reason of credit extended or to be extended to Debtor pursuant to one or more instruments of indebtedness and related loan documents, including, without limitation that certain Amended and Restated Loan Agreement entered into by and between Debtor and Bank and dated an even date herewith ("Loan Agreement"), but only including that certain Term Loan A in the original principal amount of Two Million and 00/100 Dollars ($2,000,000.00), that certain Swap Loan up to the amount of Two Hundred Thousand and 00/100 Dollars ($200,000.00), that certain Residential Revolving Line of Credit Loan in the amount of Twenty Million and 00/100 Dollars ($20,000,000.00), those certain Standby Letters of Credit up to the amount of Two Million and 00/100 Dollars ($2,000,000.00) and that certain ACH Credit Facility up to the amount of Five Hundred Thousand and 00/100 Dollars ($500,000.00) (all as defined in the Loan Agreement).

It is Debtor's express intention that this agreement and the continuing security interest granted hereby, in addition to covering all present Obligations of Debtor to Bank, shall extend to all future Obligations of Debtor to Bank, whether or not such Obligations are reduced or entirely extinguished and thereafter increased or reincurred, whether or not such Obligations are related to the indebtedness identified above by class, type or kind and whether or not such Obligations are specifically contemplated by Debtor and Bank as of the date hereof. The absence of any reference to this agreement in any documents, instruments or agreements evidencing or relating to any Obligation secured hereby shall not limit or be construed to limit the scope of applicability of this agreement.

1. **General Covenants.** Debtor represents, warrants and covenants as follows:

(a) Except for such claims and interests, if any, shown in any schedule attached hereto and signed by both Debtor and Bank and the security interest granted hereby, (i) Debtor is, or as to Collateral arising or to be acquired after the date hereof, shall be, the sole owner of the Collateral free from any and all liens, security interests, encumbrances, claims and interests; and (ii) no security agreement, financing statement, equivalent security or lien instrument or continuation statement covering any of the Collateral is on file or of record in any public office.

(b) Debtor shall not create, permit or suffer to exist, and shall take such action as is necessary to remove, any claim to or interest in or lien or encumbrance upon the Collateral, other than those, if any, shown in any schedule attached hereto and signed by both Debtor and Bank and the security interest granted hereby, and shall defend the right, title and interest of Bank in and to the Collateral against all claims and demands of all persons and entities at any time claiming the same or any interest therein.

(c) Debtor's principal place of business and chief executive office/residence is located at the address set forth at the beginning of this agreement; Debtor has no other place of

business/residence, except as shown in any schedule attached hereto and signed by both Debtor and Bank; and, unless Bank consents in writing to a change in the location of the Equipment, Inventory or Debtor's records concerning the Receivables prior to such a change in location, the Equipment, Inventory and Debtor's records concerning the Receivables shall be kept at that address or at the locations set forth in such schedules.

(d) At least fifteen (15) days prior to the occurrence of any of the following events, Debtor shall deliver to the loan officer who is handling Debtor's Obligations on behalf of Bank written notice of such impending events: (i) a change in Debtor's principal place of business, chief executive office and/or residence; or (ii) a change in Debtor's name, identity or corporate structure.

(e) Subject to any limitation stated therein or in connection therewith, all information furnished by Debtor concerning the Collateral or otherwise in connection with the Obligations, is or shall be at the time the same is furnished, accurate, correct and complete in all material respects.

(f) The Collateral is and shall be used primarily for business purposes.

2. Collection of Receivables. Debtor shall, unless otherwise directed by Bank, collect all of Debtor's Receivables, and whenever Debtor shall receive any payment of any Receivable, Debtor shall hold such payment in trust for Bank and shall forthwith deliver the same to Bank in the form received by Debtor. Debtor authorizes Bank to endorse the name of Debtor upon any checks or other items received in payment of any Receivable and to do any and all things necessary in order to reduce the same to money. All amounts received by Bank representing payment of Receivables may be applied by Bank to the payment of the Obligations in such order or preference as Bank may determine, or Bank may, at its option, impound all or any portion of such amounts and retain said amounts as security for the payment of the Obligations, with the right on the part of Debtor, upon approval by Bank, to obtain the release of all or part of such impounded amounts. Bank may, however, at any time, apply all or any part of such impounded amounts as aforesaid. Debtor also authorizes Bank at any time, without notice, to appropriate and apply any balances, credits, deposits, accounts or money of Debtor in Bank's possession, custody or control to the payment of any of the Obligations. If any of Debtor's Receivables arise out of contracts with or orders from the United States or any State or any department, agency or instrumentality thereof, Debtor shall immediately notify Bank thereof in writing and shall execute any instrument and take any steps required by Bank in order that all money due and to become due under such contract or order shall be assigned to Bank and due notice thereof given to the appropriate governmental agency. Debtor agrees to execute, deliver, file and record all such notices, affidavits, assignments, financing statements and other instruments as shall in the judgment of Bank be necessary or desirable to evidence, validate and perfect the security interest of Bank in the Receivables. Bank shall have the right to notify any persons or entities owning any Receivables and to demand and receive payment, but Bank shall have no duty so to do. Upon request of Bank at any time, Debtor shall notify such account debtors and shall indicate on all invoices to such account debtors that the accounts are payable to Bank.

3. **Insurance.** Debtor shall have and maintain insurance at all times with respect to all Equipment and Inventory (i) insuring against risks of fire (including so-called extended coverage), explosion, theft, sprinkler leakage and such other casualties as Bank may designate, and (ii) insuring against liability for personal injury and property damage relating to the Equipment and Inventory, containing such terms, in such form, for such periods and written by such companies as may be satisfactory to Bank, such insurance to be payable to Bank and Debtor as their interests may appear. Notwithstanding any provision of this Agreement or any note or guaranty secured hereby to the contrary, such policy or policies of insurance shall contain a mortgage, lender loss payee, union, standard or New York clause, as Bank deems appropriate, and provide, whether by endorsement or otherwise, that Bank's interest under such policy is that of a mortgagee or lender loss payee, that Bank's right to payment under such policy is independent of Debtor's rights, and no act or omission of Debtor shall provide a defense good against Bank or prevent payment to Bank under the policy or policies of insurance. All policies of insurance shall provide for twenty (20) days' written minimum cancellation notice to Bank, and, at request of Bank, shall be delivered to and held by it. Bank may act as attorney for Debtor in obtaining, adjusting, settling and canceling such insurance and endorsing any drafts. In the event of failure to provide insurance as herein provided, Bank may, at its option, provide such insurance and Debtor shall pay to Bank, upon demand, the cost thereof. Should Debtor fail to pay said sum to Bank upon demand, interest shall accrue thereon, from the date of demand until paid in full, at the highest rate set forth in any document or instrument evidencing any of the Obligations.

4. **Inspection.** Debtor shall at all times keep accurate and complete records of the Receivables and Debtor shall, at all reasonable times and from time to time, allow Bank, by or through any of its officers, agents, attorneys or accountants, to examine, inspect and make extracts from Debtor's books and records and to arrange for verification of the Receivables directly with account debtors or by other methods and to examine and inspect the Collateral wherever located. Debtor shall perform, do, make, execute and deliver all such additional and further acts, things, deeds, assurances and instruments as Bank may require to more completely vest in and assure to Bank its rights hereunder and in or to the Collateral.

5. **Preservation and Disposition of Collateral.**

(a) Except for such claims and interests, if any, shown in any schedule attached hereto and signed by both Debtor and Bank and the security interest granted hereby, Debtor shall keep the Collateral free from any and all liens, security interests, encumbrances, claims and interests. Debtor shall advise Bank promptly, in writing and in reasonable detail, (i) of any material encumbrance upon or claim asserted against any of the Collateral; (ii) of any material change in the composition of the Collateral; and (iii) of the occurrence of any other event that would have a material effect upon the aggregate value of the Collateral or upon the security interest of Bank.

(b) Debtor shall not sell or otherwise dispose of the Collateral; provided, however, that until default, Debtor may use the Equipment and Inventory in any lawful manner not inconsistent with this agreement or with the terms or conditions of any policy of insurance

thereon and may also sell or otherwise dispose of the Inventory in the ordinary course of Debtor's business. A sale in the ordinary course of business shall not include a transfer in partial or total satisfaction of a debt.

(c) Debtor shall keep the Collateral in good condition and shall not misuse, abuse, secrete, waste or destroy any of the same.

(d) Debtor shall not use the Collateral in violation of any statute, ordinance, regulation, rule, decree or order.

(e) Debtor shall pay promptly when due all taxes, assessments, charges or levies upon the Collateral or in respect to the income or profits therefrom, except that no such charge need be paid if (i) the validity thereof is being contested in good faith by appropriate proceedings; (ii) such proceedings do not involve any danger of sale, forfeiture or loss of any Collateral or any interest therein; and (iii) such charge is adequately reserved against in accordance with generally accepted accounting principles.

(f) Upon an Event of Default (as defined in the Loan Agreement), at its option, Bank may discharge taxes, liens, security interests or other encumbrances at any time levied or placed on the Collateral and may pay for the maintenance and preservation of the Collateral. Debtor agrees to reimburse Bank upon demand for any payment made or any expense incurred (including reasonable attorneys' fees) by Bank pursuant to the foregoing authorization. Should Debtor fail to pay said sum to Bank upon demand, interest shall accrue thereon, from the date of demand until paid in full, at the highest rate set forth in any document or instrument evidencing any of the Obligations.

(g) Upon Bank's request at any time or times, Debtor shall assign and deliver to Bank any collateral and shall furnish to Bank additional collateral of value and character satisfactory to Bank as security for the Obligations.

6. **Extensions and Compromises.** With respect to any Collateral held by Bank as security for the Obligations, Debtor assents to all extensions or postponements of the time of payment thereof or any other indulgence in connection therewith, to each substitution, exchange or release of Collateral, to the addition or release of any party primarily or secondarily liable, to the acceptance of partial payments thereon and to the settlement, compromise or adjustment thereof, all in such manner and at such time or times as Bank may deem advisable. Bank shall have no duty as to the collection or protection of Collateral or any income therefrom, nor as to the preservation of rights against prior parties, nor as to the preservation of any right pertaining thereto, beyond the safe custody of Collateral in the possession of Bank.

7. **Financing Statements.** For the purpose of carrying out the terms of this agreement and at the request of Bank, Debtor shall join with Bank in executing one or more financing statements in a form satisfactory to Bank and shall pay the cost of filing the samein all public offices wherever filing is deemed by Bank to be necessary or desirable. A carbon,

photographic or other reproduction of this agreement or of a financing statement shall be sufficient as a financing statement.

8. Bank's Appointment as Attorney-in-Fact. Upon an Event of Default, Debtor hereby irrevocably constitutes and appoints Bank and any officer or agent thereof, with full power of substitution, as Debtor's true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of Debtor and in the name of Debtor or in Bank's own name, from time to time in Bank's discretion, for the purpose of carrying out the terms of this agreement, to take any and all appropriate action and to execute any and all documents and instruments that may be necessary or desirable to accomplish the purposes of this agreement and, without limiting the generality of the foregoing, hereby grants to Bank the power and right, on behalf of Debtor, without notice to or assent by Debtor:

(a) To execute, file and record all such financing statements, certificates of title and other certificates of registration and operation and similar documents and instruments including, but not limited to, those relating to aircraft or marine vessels, as Bank may deem necessary or desirable to protect, perfect and validate Bank's security interest therein.

(b) Upon the occurrence and continuance of any event of default under paragraph 9 hereof, (i) to sign and endorse any invoices, freight or express bills, bills of lading, storage or warehouse receipts, drafts against debtors, assignments, verifications and notices in connection with accounts and other documents relating to the Collateral; (ii) to commence and prosecute any suits, actions or proceedings at law or in equity in any court of competent jurisdiction to collect the Collateral or any part thereof and to enforce any other right in respect of any Collateral; (iii) to defend any suit, action or proceeding brought against Debtor with respect to any Collateral; (iv) to settle, compromise or adjust any suit, action or proceeding described above and, in connection therewith, to give such discharges or releases as Bank may deem appropriate; and (v) generally, to sell, transfer, pledge, make any agreement with respect to or otherwise deal with any of the Collateral as fully and completely as though Bank were the absolute owner thereof for all purposes, and to do, at Bank's option and Debtor's expense, at any time or from time to time, all acts and things which Bank deems necessary to protect, preserve or realize upon the Collateral and Bank's security interest therein, in order to effect the intent of this agreement, all as fully and effectively as Debtor might do.

Debtor hereby ratifies all that said attorneys shall lawfully do or cause to be done by virtue hereof. This power of attorney is a power coupled with an interest and shall be irrevocable. The powers conferred upon Bank hereunder are solely to protect its interests in the Collateral and shall not impose any duty upon Bank to exercise any such powers. Bank shall be accountable only for amounts that Bank actually receives as a result of the exercise of such powers and neither Bank nor any of its officers, directors, employees or agents shall be responsible to Debtor for any act or failure to act, except for Bank's own gross negligence or willful misconduct.

9. Default. If any event of default in the payment or performance of any of the Obligations secured by this agreement or the performance of any covenant contained herein shall occur and be continuing; or if any warranty, representation or statement made or furnished to

Bank by Debtor proves to have been false in any material respect when made or furnished; or if Bank shall for any reason deem itself insecure as to the prospect of payment of any of the Obligations:

(a) Bank may, at its option and without notice, declare the unpaid balance of any or all of the Obligations immediately due and payable and this agreement and any or all of the Obligations in default.

(b) All payments received by Debtor under or in connection with any of the Collateral shall be held by Debtor in trust for Bank, shall be segregated from other funds of Debtor and shall forthwith upon receipt by Debtor be turned over to Bank in the same form as received by Debtor (duly endorsed by Debtor to Bank, if required). Any and all such payments so received by Bank (whether from Debtor or otherwise) may, in the sole discretion of Bank, be held by Bank as collateral security for, and/or then or at any time thereafter be applied in whole or in part by Bank against, all or any part of the Obligations in such order as Bank may elect. Any balance of such payments held by Bank and remaining after payment in full of all the Obligations shall be paid over to Debtor or to whomsoever may be lawfully entitled to receive the same. Nothing set forth in this subparagraph (b) shall authorize or be construed to authorize Debtor to sell or otherwise dispose of any Collateral except as provided in subparagraph 5(b) hereof.

(c) Bank shall have the rights and remedies of a secured party under this agreement, under any other instrument or agreement securing, evidencing or relating to the Obligations and under the law of the State of Indiana. Without limiting the generality of the foregoing, Bank shall have the right to take possession of the Collateral and all books and records relating to the Collateral and for that purpose Bank may enter upon, with or without breaking into, any premises on which the Collateral or books and records relating to the Collateral or any part thereof may be situated and remove the same therefrom. Debtor expressly agrees that Bank, without demand of performance or other demand, advertisement or notice of any kind (except the notices specified below of time and place of public sale or disposition or time after which a private sale or disposition is to occur) to or upon Debtor or any other person or entity (all and each of which demands, advertisements and/or notices are hereby expressly waived), may forthwith, in accordance with applicable law, collect, receive, appropriate and realize upon the Collateral, or any part thereof, and/or may forthwith sell, lease, assign, give option or options to purchase or sell or otherwise dispose of and deliver the Collateral (or contract to do so), or any part thereof, in one or more parcels at public, or private (to the extent permitted by applicable law) sale or sales, at any of Bank's offices or elsewhere at such prices as Bank may reasonably deem best, for cash or on credit or for future delivery without assumption of any credit risk. Bank shall have the right upon any such public sale or sales, and, to the extent permitted by law, upon any such private sale or sales, to purchase the whole or any part of the Collateral so sold, free of any right or equity of redemption in Debtor. Debtor further agrees, at Bank's request, to assemble the Collateral and to make it available to Bank at such places as Bank may reasonably select, whether at Debtor's premises or elsewhere. Debtor further agrees to allow Bank to use or occupy Debtor's premises, without charge, for the purpose of effecting Bank's remedies in respect of the Collateral. Bank shall apply the net proceeds of any such

collection, recovery, receipt, appropriation, realization or sale, after deducting all reasonable costs and expenses of every kind incurred in connection therewith or incidental to the care or safekeeping of any or all of the Collateral or in any way relating to the rights of Bank hereunder, including reasonable attorneys' fees, and legal expenses, to the payment in whole or in part of the Obligations, in such order as Bank may elect. To the extent permitted by applicable law, Debtor waves all claims, damages and demands against Bank arising out of the repossession, retention, sale or disposition of the Collateral and waives relief from valuation and appraisement laws. Debtor agrees that Bank need not give more than fifteen (15) days' notice (which notification shall be deemed given when mailed, postage prepaid, addressed to Debtor at Debtor's address set forth at the beginning of this agreement, or when telecopied or telegraphed to that address or when telephoned or otherwise communicated orally to Debtor or any agent of Debtor at that address) of the time and place of any public sale or of the time after which a private sale may take place and that such notice is reasonable notification of such matters. Debtor shall remain liable for any deficiency if the proceeds of any sale or disposition of the Collateral are insufficient to pay all amounts to which Bank is entitled. Debtor shall also be liable for the costs of collecting any of the Obligations or otherwise enforcing the terms thereof or of this agreement including reasonable attorneys' fees. Notwithstanding anything contained herein to the contrary, in the exercise of any of Bank's rights under this Agreement, Bank shall act only in a commercially reasonable manner, and shall account to Debtor for any surplus proceeds realized by Bank in excess of any Obligations of Debtor to Bank hereunder.

10. General. Any provision of this agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Bank shall not be deemed to have waived any of its rights hereunder or under any other agreement, instrument or paper signed by Debtor unless such waiver be in writing and signed by Bank. No delay or omission on the part of Bank in exercising any right shall operate as a waiver of such right or any other right. All of Bank's rights and remedies, whether evidenced hereby or by any other agreement, instrument or paper, shall be cumulative and may be exercised singularly or concurrently. Any written demand upon or written notice to Debtor shall be effective when deposited in the mails addressed to Debtor at the address shown at the beginning of this agreement. This agreement and all rights and obligations hereunder, including matters of construction, validity and performance, shall be governed by the law of the State of Indiana. The provisions hereof shall, as the case may require, bind or inure to the benefit of, the respective heirs, successors, legal representatives and assigns of Debtor and Bank.

IN WITNESS WHEREOF, Debtor has signed this agreement this 16th day of December, 2004.

DEBTOR:

DAVIS HOMES, LLC,
an Indiana limited liability company

By: DAVIS HOLDING CORPORATION,
an Indiana corporation,
its sole managing member

By: ______________________
C. Richard Davis, Vice President

Schedule of Additional Places of Business

Schedule of Additional Claims and Interests

EXHIBIT
(FOR ATTACHMENT TO FINANCING STATEMENT)
EQUIPMENT, MOTOR VEHICLES, INVENTORY AND RECEIVABLES

(a) All of Debtor's machinery, Equipment, motor vehicles, tools, furniture and furnishings including, but not limited to, all manufacturing, fabricating, processing, transporting and packaging equipment, power systems and computing and data processing systems (hereinafter sometimes called the "Equipment"); (b) all of Debtor's Inventory including, but not limited to, parts, supplies, raw materials, work in process, finished goods, materials used or consumed in Debtor's business, repossessed and returned goods and also finished goods comprised of raw lumber and lumber fabrications (including dimensional lumber, treated lumber, cedar lumber and wood trusses), siding products, plywood items, exterior sheathing, laminated beams, roofing material, windows, doors, interior trim material, stair parts shutters, hardware and caulking and related miscellaneous building products and accessories (hereinafter sometimes called the "Inventory"); (c) all of Debtor's Accounts, accounts receivable, contract rights, Chattel Paper, General Intangibles, income tax refunds, Documents, Instruments, Investment Property, Letters of Credit, securities, negotiable documents, notes, drafts, acceptances and other forms of obligations and receivables arising from or in connection with the operation of Debtor's business including, but not limited to, those arising from or in connection with Debtor's sale, lease or other disposition of Inventory (hereinafter sometimes called the "Receivables"); (d) all of Debtor's trade names, trademarks, goodwill, patents, patent applications, copyrights, deposit accounts, licenses and franchises; (e) all Products of and Accessories to each and all of the foregoing and all Proceeds of all and each of the foregoing (including without limitation all insurance policies and proceeds thereof); and (f) notwithstanding anything to the contrary herein, the Property, Equipment, Inventory, Accounts, Chattel Paper, General Intangibles, Documents, Instruments, Investment Property, Letters of Credit, Products, Accessories, Proceeds and all of the preceding description of the Property as described in the foregoing clauses (a), (b), (c), (d) and (e) shall be limited solely to and that which is related directly to the Davis Homes Wholesale Division and as may be used in connection with the conduct of the business by Debtor thereof and which may be located at one or more locations, including, but not limited to, 2702 North Tibbs Avenue, Indianapolis, Marion County, Indiana. Further, by its acceptance of this agreement, the Loan Agreement and the Loan Documents (as defined in the Loan Agreement), Secured Party acknowledges and agrees (i) tenants and Affiliates (as defined in the Loan Agreement) of Debtor may from time to time use the premises where the Davis Homes Wholesale Division is located to store and operate other personal property (including, without limitation, fixtures) not used in connection with the operation and conduct of business by Debtor of the Davis Homes Wholesale Division; and (ii) that no lien or security interest in favor of Secured Party shall encumber or attach to any such property of such tenants or Affiliates, without limitation, or any accounts, contracts, rights, general intangibles, files, books of account or agreements arising therefrom. It is acknowledged by Secured Party that the lien and security interest in the Collateral under this agreement is not intended to apply to the fixtures and shall not cover any property subject to the lien and/or security interest as granted by Davis Wholesale, LLC to Business Men's Assurance Company of American pursuant to the terms of that certain Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing, dated May 20, 2002, recorded in the Office of the Recorder of Marion County, Indiana as Instrument No. 2002-0094825, and/or that certain related UCC-1 Financing Statement filed in the Office of the Secretary of State of Indiana as File No. 2002-00004458439.

FIFTH THIRD BANK (CENTRAL INDIANA)

TERM LOAN A NOTE

$2,000,000.00 — Dated: December 15, 2004

Maturity Date: December 5, 2009

FOR VALUE RECEIVED, the undersigned (individually and collectively, the "Borrower"), jointly and severally, promises to pay to the order of **FIFTH THIRD BANK (CENTRAL INDIANA)**, a Michigan banking corporation ("Lender," which term shall include any holder hereof), whose principal mailing and business address is 251 North Illinois Street, Suite 1200, Indianapolis, Indiana 46204, which term shall include any holder hereof and any parent, subsidiary or affiliate bank, at such place as Lender may designate or, in the absence of such designation, any of Lender's offices, the sum of Two Million and 00/100 Dollars ($2,000,000.00) or so much thereof as has been advanced hereunder ("Principal Sum") together with interest thereon as hereinafter provided. Borrower promises to pay the Principal Sum and the interest thereon at the times and in the manner hereinafter provided. This Note is executed and delivered pursuant to the term of that certain Amended and Restated Loan Agreement from Borrower to Lender dated December 15, 2004 ("Loan Agreement").

INTEREST AND PREPAYMENT

Interest will accrue on the unpaid balance of the Principal Sum at either a fixed or a variable rate of interest per annum equal to the Applicable Interest Rate under the LIBOR Rate (both as defined in the Loan Agreement).

Upon the occurrence of an Event of Default (as defined in the Loan Agreement), whether by acceleration or otherwise, interest will accrue on the unpaid balance of the Principal Sum and unpaid interest, if any, until paid at a variable rate of interest per annum, which shall change in the manner set forth below, equal to four percent (4%) over the Applicable Interest Rate as then in effect (the "Default Rate").

All interest will be calculated on the basis of a 360 day year for the actual number of days the Principal Sum or any part thereof remains unpaid. Any prepayment premiums for early prepayment shall be determined in accordance with the terms and covenants of the Loan Agreement.

MANNER OF PAYMENT

This Note evidences a term loan made pursuant to the terms of the Loan Agreement. The unpaid balance of the Principal Sum will be payable in sixty (60) consecutive monthly installments of principal plus accrued interest based on a seven (7) year amortization schedule

payment of, but as a renewal, modification, and extension of all of the indebtedness evidenced by revolving notes under the Prior Loan Agreements (as defined in the Loan Agreement), which amount constitutes the initial principal balance hereof and is given in substitution for such revolving notes.

INTEREST AND PREPAYMENT

In accordance with the Loan Agreement and compliance by Borrower with the terms, conditions and procedures thereof, Borrower, at Borrower's option, shall have the ability to select from time to time one or both of the two interest pricing options to be applied by Lender to the principal amounts outstanding hereunder and such interest pricing options to be known as the Prime Rate Option and the LIBOR Rate Option (both as defined in the Loan Agreement), and the principal hereunder shall bear interest at the Applicable Interest Rate (as defined in the Loan Agreement) determined by reference to the Loan Agreement plus or minus, as may be applicable, the appropriate number of basis points (all of which terms are defined in the Loan Agreement).

Upon the occurrence of an Event of Default (as defined in the Loan Agreement), whether by acceleration or otherwise, interest will accrue on the unpaid balance of the Principal Sum and unpaid interest, if any, until paid at a variable rate of interest per annum, which shall change in the manner set forth below, equal to four percent (4%) over the Applicable Interest Rate then in effect (the "Default Rate").

All interest will be calculated on the basis of a 360 day year for the actual number of days the Principal Sum or any part thereof remains unpaid. Any prepayment premium for early prepayment shall be determined in accordance with the terms and covenants of the Loan Agreement.

MANNER OF PAYMENT

Interest on the Principal Sum calculated under the Prime Rate Option shall be payable monthly in arrears on the first (1st) day of each calendar month for the month first ended and on the first (1st) day of each succeeding calendar month. Interest due on the Principal Sum calculated under the LIBOR Rate Option shall be payable on the last day of the LIBOR Rate Interest Period (as defined in the Loan Agreement). Notwithstanding the foregoing, if the due date of any payment under this Note shall be a day that is not a Banking Day (as defined in the Loan Agreement) or a LIBOR Rate Banking Day (as defined in the Loan Agreement), the due date will be extended to the next succeeding Banking Day or LIBOR Rate Banking Day; provided, however, that if such next succeeding Banking Day or LIBOR Rate Banking Day occurs in the following calendar month, then the due date will be the immediately preceding Banking Day or LIBOR Rate Banking Day. The entire Principal Sum shall be due and payable on July 15, 2006, or upon the occurrence of an Event of Default, or upon demand, whichever will first occur, and accrued interest thereon shall be due and payable in accordance with the provisions hereof and the Loan Agreement and thereafter at maturity, whether by demand, acceleration or otherwise together with any and all other sums due hereunder. All sums due

hereunder shall be paid to Lender at its office address as set forth herein and shall be paid in lawful money of the United States of America and in immediately available funds, and shall be applied by Lender: (a) first to the payment of any sums other than principal or interest, (b) then to the payment of interest, and (c) then to the payment of principal. All sums due hereunder shall be without relief from valuation and appraisement laws.

LATE CHARGE

Any payment of interest (but not principal) not made within 10 days of the date such payment or installment is due shall be subject to a late charge equal to five percent (5%) of the amount of the installment or payment. Except for any cure or grace periods provided to Borrower in the Loan Agreement, this provision shall not be construed so as to create any additional grace period for payment.

SECURITY

This Note is secured by, *inter alia*, certain real estate mortgages and security interests granted to Lender by the undersigned in and evidenced by certain Lot Mortgages referenced and defined in the Loan Agreement as amended from time to time. The undersigned has also executed and delivered to Lender an Environmental Indemnity Agreement (as defined in the Loan Agreement). Further, the Note is secured by a Continuing Guaranty Unlimited from Davis Holding Corporation, an Indiana corporation and Davis Investments, L.P., an Indiana limited partnership and certain other collateral and security interests as described in the Loan Agreement.

SETOFF

If any obligation evidenced by this Note is not paid when due, Lender may, at its option, demand, setoff, sue for, collect or make any compromise or settlement it deems desirable with reference to any collateral securing this Note, and shall have the rights of a secured party under the law of the State of Indiana, and Borrower shall be liable for any deficiency. This Note is also secured by any funds of Borrower on deposit with Lender and, upon an Event of Default (as defined in the Loan Agreement), Lender may setoff any liabilities owed Borrower, without regard to mutuality of maturities, against this Note. The failure to reference in this Note any security for this Note shall not be construed to invalidate any security interest, pledge, mortgage or other lien which pursuant to the terms of any agreement or instrument creating such lien secures this Note or any or all obligations of Borrower to Lender generally.

DEFAULT

This Note is secured by collateral as more fully set forth in, is subject to the terms, and entitled to the benefits, of the Loan Agreement and the Loan Documents (as defined in the Loan Agreement), to which reference should be made for rights and remedies available to Lender upon the occurrence of an Event of Default and for other provisions which control this Note. Upon the existence of an Event of Default, Lender may, at its option, without further

notice or demand, accelerate the maturity of the obligations evidenced hereby, which obligations shall become immediately due and payable. In the event Lender shall institute any action for the enforcement or collection of the obligations evidence hereby, the undersigned agree to pay all costs and expenses of such action, including reasonable attorneys' fees, to the extent permitted by law.

GENERAL PROVISIONS

All of the parties hereto, including the undersigned, and any endorser, surety, accommodation party, or guarantor, hereby jointly and severally, waive presentment, notice of dishonor, protest, notice of protest, and diligence in bringing suit against any party hereto, waive the defenses of impairment of collateral for the obligation evidenced hereby, impairment of a person against whom Lender has any right of recourse, and any defenses of any accommodation maker and consent that without discharging any of them the time of payment and any other provision of this promissory note may be extended or modified an unlimited number of times before or after maturity without notice to any of them. The undersigned agrees that it will pay the obligations evidenced hereby, irrespective of any action or lack of action on Lender's part in connection with the acquisition, perfection, possession, enforcement, disposition, or modification of all the obligations evidenced hereby or any and all collateral or security therefor, and no omission or delay on Lender's part in exercising any right against, or taking any action to collect from or pursue Lender's remedies against any party hereto will release, discharge, or modify the duties of the undersigned to make payments hereunder. The undersigned agrees that Lender will not be required to pursue or exhaust any of its rights or remedies against the undersigned or any guarantors of the obligations evidenced hereby with respect to the payment of any said obligations, or to pursue, exhaust or preserve any of Lender's rights or remedies with respect to any collateral, security or other guaranties given to secure said obligations.

The obligations evidenced hereby may from time to time be evidenced by another note or notes, given in substitution, renewal or extension hereof. Any security interest or mortgage which secures the obligations evidenced hereby shall remain in full force and effect notwithstanding any such substitution, renewal, or extension.

The captions used herein are for references only and shall not be deemed a part of this Note. If any of the terms or provisions of this Note shall be deemed unenforceable, the enforceability of the remaining terms and provisions shall not be affected. This Note shall be governed by and construed in accordance with the law of the State of Indiana.

Borrower agrees that, to the extent that Borrower makes a payment or payments to Lender, or Lender receives any proceeds of any collateral securing this Note, which payment or payments or proceeds or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to Borrower, its estate, trustee, receiver or any other party, including, without limitation, any guarantor, under any bankruptcy law, state or federal law, common law or equitable cause, then to the extent of such payment or repayment, the obligations under this Note or the part thereof which has been paid, reduced or satisfied by

such amount shall be reinstated and continued in full force and effect as of the date such initial payment, reduction or satisfaction occurred.

All advances made by Lender may be evidenced by entries made by or on behalf of Lender to the electronic data processing system and/or internal memoranda maintained by or on behalf of Lender. Borrower further agrees that the sum or sums shown on the most recent printout from said electronic data processing system and/or such memoranda shall in the absence of manifest error, be presumptive evidence of the outstanding balance of the Principal Sum and of the amount of any accrued interest. Each request for an advance shall constitute a warranty and representation by Borrower that no Event of Default hereunder or under any related Loan Documents has occurred and is continuing and that no event or circumstance which would constitute such an Event of Default, but for the requirement that notice be given or time elapse or both, has occurred and is continuing.

No failure on the part of Lender to exercise and no delay in exercising any right, power or remedy under this Note or any other Loan Document or agreement with Lender shall operate as a waiver thereof; nor shall any single or partial exercise of any right under this Note or any other Loan Document or agreement with Lender preclude any other or further exercise thereof or the exercise of any other right. The remedies provided in this Note and any other Loan Document or agreement with Lender are cumulative and not exclusive of any remedies provided by law.

WAIVER OF JURY TRIAL. LENDER AND BORROWER, AFTER CONSULTING OR HAVING THE OPPORTUNITY TO CONSULT WITH COUNSEL, KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION BASED UPON OR ARISING OUT OF THIS NOTE OR ANY RELATED INSTRUMENT OR NOTE OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS NOTE, OR ANY CONDUCT, DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN), OR ACTIONS OF ANY OF THEM. NEITHER LENDER NOR BORROWER SHALL SEEK TO CONSOLIDATE BY COUNTERCLAIM (EXCEPT COMPULSORY COUNTERCLAIMS) OR OTHERWISE ANY ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. BORROWER AGREES, UPON REQUEST OF LENDER, TO SUBMIT TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITUATED IN MARION COUNTY, INDIANA. BORROWER WAIVES ANY DEFENSE BASED UPON FORUM NON CONVENIENS. LENDER AND BORROWER AGREE THESE PROVISIONS SHALL NOT BE DEEMED TO HAVE BEEN MODIFIED IN ANY RESPECT OR RELINQUISHED BY LENDER AND BORROWER EXCEPT BY WRITTEN INSTRUMENT EXECUTED JOINTLY BY THEM.

IN WITNESS WHEREOF, the undersigned has executed this Residential Construction Revolving Line of Credit Note, effective as of the above date.

DAVIS HOMES, LLC,
an Indiana limited liability company

By: DAVIS HOLDING CORPORATION,
an Indiana corporation,
its sole managing member

By: /s/ C. Richard Davis

C. Richard Davis, Vice President



Guaranteed Energy Costs

You Deserve an Energy Star Rating. Energy efficiency means saving money while helping save our precious natural resources. Our Guaranteed Energy Cost program has recently changed. Davis Homes <u>now</u> guarantees your energy costs and comfort in writing for two years. It's another Davis Homes exclusive.

ENERGY STAR

EQUAL HOUSING OPPORTUNITY



The information above supercedes any other documents or sales collateral containing information on "guaranteed energy costs."

10/20/04

I N D I A N A ' S H O M E T O W N B U I L D E R

DAVIS HOMES SINCE 1951

Included Features

Exterior Design Finishes

- Attractive 25-year seal tab fiberglass shingles
- Decorative window grids on all windows
- Shutters on windows on front (per plan)
- Low maintenance dutch lap vinyl siding
- Dusk-to-dawn Coach Lights
- Address plate
- Steel insulated raised six panel entry door system with peephole.
- Doorbell
- **Schlage** front entry lock set and deadbolt in a polished brass finish
- Overhead Door raised 32 panel steel "pinchless" garage doors
- Seamless aluminum gutters and down spouts w/ fiberglass splash blocks
- Professional landscaping with deciduous shade tree, 5 foundation shrubs w/mulch and sodded front yard and side yards 15' back of front corners.
- 3' full view patio door w/6'x3' concrete rear patio area
- Three weatherproof exterior electrical outlets
- Frost-proof hose bib

Interior Design Finishes

- 2 Category 5 phone jacks
- 1 RG-6 Quadra Shield cable TV jack
- Raised six panel painted colonial interior doors
- Premium grade colonial baseboard trim, window sills and casing around doors
- Painted wood window sills with routed edges
- Textured drywall ceilings
- **Schlage** polished brass door hardware
- All bedroom closet doors are trimmed with wood casing and jambs (not drywall wrapped)
- **Shaw Industries** plush 25 oz. carpeting with Rebond 6 lb. pad
- Ventilated wire closet shelving
- **Armstrong Initiator**™ vinyl flooring

Kitchen Amenities

- Range, range hood and dishwasher
- Tilt out trays standard under kitchen sink
- Quality cabinets with adjustable shelves (several upgrades available)
- Wilsonart laminate kitchen counter tops
- Stainless steel double bowl kitchen sink
- InSinkerator 1/3 h.p. garbage disposal system
- Uni-Lever faucet with sprayer

Luxurious Bathrooms

- Scald/Guard protection on all faucets
- 1 piece fiberglass tub/shower
- Water saving commodes
- Exhaust fans in all baths vented to exterior of home (not attic)
- Decorative full-size mirrors and light fixtures above vanities
- Single bowl laminated tops with drop in sinks

Guaranteed Quality & Peace of Mind

- Concrete slab foundation under entire perimeter of living area
- All interior and exterior walls, load-bearing or not, are 2x4 construction at 16" on center
- Structurally engineered wood headers above all exterior doors and windows
- All windows are framed with solid wood blocking for easy curtain rod installation
- Vinyl windows are nailed, caulked and flashed with **Vycor Plus** self-sealing rubber membrane for weather tight fit
- Structurally engineered wall framing and roof truss systems
- Rigid styrofoam board exterior wall sheathing
- Kraft faced fiberglass insulation on exterior walls
- Attic ventilation with box vents and separate soffit vents
- 3/4" subflooring is glued, nailed and screwed to structural supports, 2nd floor, crawl and basement
- Interior drywall is 1/2" with smooth finish (5/8" on garage walls and ceiling)
- Safety ground fault electric circuits in all baths, kitchen, garage and exterior
- Battery back-up smoke detectors on each floor and each bedroom
- Concrete driveways, sidewalks and service walks are chemically sealed for durability
- **Typar** house wrap on entire home

EPA Energy Star Efficiency Rating

- Every home individually rated as EPA 5 Star Energy Efficient home
- Heating/cooling bills and comfort guaranteed in writing for 2 years
- Low-E insulated dual thermal pane glass in all windows for efficiency and UV fading
- Polycel caulking and sill sealer to reduce air infiltration
- Insulated hot water heater pipes and outside wall outlets
- Insulated water pipes in garage
- Approximately R-13 fiberglass insulation with Kraft paper sized per community
- R-38 ceiling insulated value
- A.O. Smith or Bradford White water heater
- Insulated outside wall outlets and switches

Inspections & Professional Construction Management

- 2-10 Home Buyers Warranty from Davis Homes, a certified "Diamond Builder"
- 20-year basement waterproof warranty
- Manufacturers' limited warranties included
- 24 hour emergency warranty hotline
- BAGI Quality Assurance Standards

INITIALS ____ DATE ____ INITIALS ____

DavisHomes.com • 317.595.2800

1.877.Now.Davis

BAGI QUALITY BUILDER

EQUAL HOUSING OPPORTUNITY

Because Davis Homes is continually improving its floor plans, products and features, it is necessary that included features, specifications, equipment and dimensions be subject to change without notice. Community covenants supercede items on Included Feature list. Please consult our Design Centre or your New Home Sales Consultant. THIS INCLUDED FEATURES SHEET SUPERCEDES ANY AND ALL OTHER DOCUMENTS CONTAINING FEATURE INFORMATION. Revised 6/1/05.



nn

1 square feet, this large, 4 bedroom, 2.5
flowing masterpiece is perfect for larger
who enjoy entertainment and relaxation,
their privacy. The large kitchen with
eakfast nook flows elegantly into the over-
ily room for limitless entertaining. The
ed quietly in the front of the home, makes
ect study. And for privacy, the secluded
ite, complimented by an enormous walk-
nd bath, is separated from the remaining
rooms by a bright and airy loft. Don't just
word for it; come see this beauty for your-

DAVIS HOMES SINCE 1951

Floorplan: St. John
2731 sq. ft.

First Floor


PATIO
NOOK
DW
REF
FAMILY
18' 11" x 21' 7"
UP
LAUNDRY
FURN
W
D
WH
MECH. BULKHEAD
STORAGE
BATH 3
GARAGE
20' x 19' 5"
DEN
13' 8" x 11' 7"
FOYER
PORCH


BATH 2
BEDROOM 4
14' 8" x 10' 9"
LINEN
MASTER
BEDROOM
14' 7" x 17' 4"
BATH 1
BEDROOM 3
10' 4" x 11' 6"
DN
LOFT
19' 8" x 12'
BEDROOM 2
14' x 10' 4"

Second Floor

INITIALS DATE INITIALS

Floor plan is for standard elevation. Minor modifications occur with optional elevations. Davis homes' policy of continual attention to design and construction requires that all specifications, equipment, square footage, and dimensions be approximate and subject to change without notice. Floor plans and included features vary per community based on specific community covenants. Refer to plans and specifications in each sales office for current details. Exterior materials and colors may not be accurately re dered and are subject to change without notice. Please see a Design Centre Consultant for available materials and colors. 2003 Davis Homes, LLC Unauthorized use of this plan is a violation of U.S. Copyright Act, Title 17, of the U.S. code.


ELEVATION A


ELEVATION B1


ELEVATION B2


ELEVATION C


ELEVATION D

DAVIS HOMES SINCE 1951

St. John
Best Collection


HOUSE
SOLD

byshire

ch for so little best describes Davis' newest style home, the Derbyshire. This versatile mporary design features three bedrooms and aths in a split plan to maximize privacy and . In addition, the airy island kitchen with fast nook opens to an adjacent family room. this plus separate great room in 1671 square Whether you're a first time homebuyer or an nester, the Derbyshire is a must-see!

DAVIS HOMES SINCE 1951

Floorplan: Derbyshire
1671 sq. ft.


PATIO
FAMILY
12' 4" x 13' 8"
BEDROOM 3
11' 3" x 10' 8"
BEDROOM 2
12' 8" x 10'
NOOK
BATH 1
BATH 2
DW
REF
MASTER
BEDROOM
13' 4" x 12'
LAUNDRY
FURN
W
D
WH
GREAT
ROOM
12' 4" x 18' 11"
FOYER
PORCH
GARAGE
19' 4" x 18' 11"

INITIALS DATE INITIALS

Floor plan is for standard elevation. Minor modifications occur with optional elevations. Davis homes' policy of continual attention to design and construction requires that all specifications, equipment, square footage, and dimensions be approximate a subject to change without notice. Floor plans and included features vary per community based on specific community covenants. Refer to plans and specifications in each sales office for current details. Exterior materials and colors may not be accurate dered and are subject to change without notice. Please see a Design Centre Consultant for available materials and colors. 2003 Davis Homes, LLC Unauthorized use of this plan is a violation of U.S. Copyright Act, Title 17, of the U.S. code.

DAVIS HOMES
SINCE 1951

Derbyshire
Best Collection


ELEVATION A


ELEVATION B1


ELEVATION B2


ELEVATION C


ELEVATION D


ELEVATION E


ELEVATION F

Davis Homes / Indianapolis, Indiana / 317.595.2800
Revised 05/05

www.davishomes.com



tage of this 1500 square foot ranch, a
ne for a starter or downsizing family.
rooms and 2 baths, this plan offers an
at room adjacent to the bright and airy
mplete with breakfast nook that offers
 to the patio. A grand foyer separates
 master bedroom and bath from the two
oms allowing for optimum privacy. The
s the conveniences most of today's fami-

DAVIS HOMES

Floorplan: Ascot
1500 sq. ft.



PATIO
NOOK
DW
REF
GREAT ROOM
16' 8" x 15' 2"
MASTER BEDROOM
17' 10" x 14' 10"
BATH 1
BATH 2
WH
FURN
LAUNDRY
W
D
FOYER
PORCH
BEDROOM 2
10' 0" x 11' 5"
BEDROOM 3
9' 11" x 13' 10"
GARAGE
19' 4" x 19' 7"

INITIALS DATE INITIALS

Floor plan is for standard elevation. Minor modifications occur with optional elevations. Davis homes' policy of continual attention to design and construction requires that all specifications, equipment, square footage, and dimensions be approximate and subject to change without notice. Floor plans and included features vary per community based on specific community covenants. Refer to plans and specifications in each sales office for current details. Exterior materials and colors may not be accurately rendered and are subject to change without notice. Please see a Design Centre Consultant for available materials and colors. 2003 Davis Homes, LLC Unauthorized use of this plan is a violation of U.S. Copyright Act, Title 17, of the U.S. code.



ELEVATION A



ELEVATION B1



ELEVATION B2



ELEVATION C



ELEVATION D



ELEVATION E

DAVIS HOMES SINCE 1951

Ascot
Legacy Collection

Davis Homes / Indianapolis, Indiana / 317.595.2800

Revised 04/05

www.davishomes.com

Floorplan: Westmorland
3360 sq. ft.



morland

d space makes one of Davis's largest
he Westmorland, a dream. With a split
that includes 4 bedrooms, 2.5 baths and
are feet, this house is sure to please even
demanding. Dual stairways lead up each
he home to an enormous upper level that
s to the dining room below. The oversized
edroom includes our largest walk-in closet
autiful master bath. The kitchen opens to a
breakfast nook, center island and connects
that makes for a perfect study or guest
he family and dining rooms are separated
front living room by the oversized, elegant
nd for added space, the garage has an extra
ook nestled neatly along the back wall. If
ican Dream is what you are looking for,
morland is the home for you.

First Floor


PATIO
NOOK
DW
REF
FAMILY
18'11" x 16'1"
PANTRY
UP
DINING
12'6" x 13'0"
DEN
11'2" x 11'0"
WH
FURN
UTILITY
STORAGE
BATH 3
FOYER
LIVING
12'8" x 13'4"
GARAGE
20'0" x 20'3"
PORCH


MASTER
BEDROOM
20'8" x 14'4"
BATH 2
LINEN
DN
OPEN TO
BELOW
LAUNDRY
D
W
BATH 1
BEDROOM 2
11'2" x 15'0"
BEDROOM 4
12'8" x 14'4"
BEDROOM 3
14'0" x 15'3"

Second Floor

INITIALS DATE INITIALS

Floor plan is for standard elevation. Minor modifications occur with optional elevations. Davis homes' policy of continual attention to design and construction requires that all specifications, equipment, square footage, and dimensions be approximate and subject to change without notice. Floor plans and included features vary per community based on specific community covenants. Refer to plans and specifications in each sales office for current details. Exterior materials and colors may not be accurately rendered and are subject to change without notice. Please see a Design Centre Consultant for available materials and colors. 2003 Davis Homes, LLC Unauthorized use of this plan is a violation of U.S. Copyright Act, Title 17, of the U.S. code.



ELEVATION A



ELEVATION C



ELEVATION B1



ELEVATION D



ELEVATION B2



ELEVATION E

DAVIS HOMES
SINCE 1951

Westmorland
Best Collection



Westfield
Eagletown
Jolietville
Northfield
Merrimac
Union Chapel
Clarksville
Whitestown
Austin Oaks
Carmel
New Britton
Fishers
Zionsville
Eagle Village
Fall Creek Heights
Fayette
Royalton
North Augusta
Windemere
Home Place
Orchard Park
Indianapolis Metropolitan Airport
HAMILTON
HANCOCK
Castleton
Nora
Williams Creek
Meridian Hills
Allisonville
Ivy Hills
Traders Point
Augusta
New Augusta
Grandview
Mayflower Meadows
Devonshire
Lawrence
Dunlandon
North Crows Nest
Crows Nest
Dawnbury
Broadmoor
Millersville
Brendon Park
Rocky Ripple
Butler University
Brownsburg
Eagle Creek Airport
Eagle Creek
Clermont
Speedway
Mount Comfort
Mohawk
Woodstock
Indianapolis
Brickyard Crossing
Naval Avionics Center
Arlington Heights
Warren Park
Brookside
Washington Place
Cumberland
Ashton
Tremont
Chapel Hill
Indiana Park
Mount Jackson
Eastgate
Spring Lake
Gem
Wood Dale
Avon
Ben Davis
Lynhurst
Brookville
Bridgeport
Indianapolis Int'l Airport
Maywood
Mars Hill
Garfield Park
Beech Grove
Five Points
New Palestine
HANCOCK
SHELBY
Plainfield
Valley Mills
Wanamaker
Six Points
Edgewood
Hunters Ridge
Homecroft
Perry Manor
Franklin Park
Camby
West Newton
Southport
McFarland Farms
Acton
Pleasant View
Forest Brook
Friendswood
Glenns Valley
Muirfield
Brookfield
Heartland Crossing
MARION
JOHNSON
Brookstone
Greenwood
London
Greenwood Municipal Airport
Mooresville
Landersdale
Rocklane
Reds Corner
Fairland
El Dorado
Valle Vista
Stones Crossing
Five Points
Deerwood

NORTH

1. **Northfield at Countryside**
   Legacy/Best Collection *from the $130s*
   Westfield • 317.896.9977
2. **Greenfield at Countryside**
   Legacy Collection *from the $150s*
   Westfield • 317.896.9977
3. **Arbor Grove**
   Legacy/Best Collection *from the $130s*
   Noblesville • 317.774.1843
4. **Sedona Woods**
   Legacy/Best Collections *from the $140s*
   Fishers • 317.774.3806
5. **Bay Creek**
   Legacy Collection *from the $130s*
   McCordsville • 317.281.9327
6. **Woodhaven**
   Best Collection *from the $120s*
   McCordsville • 317.336.7608
7. **Cold Springs at Huntzinger Farms**
   Classic Collection *COMING SOON!*
   Pendleton • for info: 317.595.2868
8. **MapleWood at Huntzinger Farms**
   Best Collection *COMING SOON!*
   Pendleton • for info: 317.595.2868
9. **Grandview Gardens**
   Legacy Collection *from the $150s*
   Washington Twp • 317.257.2261

EAST

10. **Briarbrook Village**
    Best Collection *CLOSE-OUT*
    Warren Twp • 317.281.9327
11. **Rosswood**
    Best Collection *from the $100s*
    Warren Twp • 317.895.6296
12. **Copeland Farms**
    Best Collection *from the $110s*
    Greenfield • 317.468.0561
13. **Bridgewood**
    Legacy Collection *CLOSE-OUT*
    New Palestine • for info: 317.281.9327
14. **Foxfire**
    Best Collection *CLOSE-OUT*
    Warren Twp • for info: 317.281.9327
15. **Greythorne**
    Legacy Collection *from the $115s*
    Warren Twp • 317.351.9741
16. **Raymond Park Village**
    Best Collection *CLOSE-OUT*
    Warren Twp • 317.281.9327
17. **Hunter's Crossing**
    Best Collection *from the $120s*
    Franklin Twp • 317.862.0920

SOUTH

18. **Ashland Pointe**
    Legacy Collection *from the $120s*
    Franklin Twp • 317.783.3938
19. **McGregor Highlands**
    Best Collection *from the $120s*
    Franklin Twp • 317.862.9087
20. **Arbors on Bluff**
    Carefree Collection *from the $110s*
    Paired Patio Community
    Perry Twp • 317.888.1468
21. **The Trails at Woodfield**
    Legacy Collection *from the $130s*
    Greenwood • 317.887.8427
22. **Decatur Ridge**
    Best Collection *CLOSE-OUT*
    Decatur Twp • for info: 317.281.9327
23. **Camby Village**
    Best Collection *CLOSE-OUT*
    Decatur Twp • 317.281.9327
24. **Woodgate**
    Legacy Collection *from the $120s*
    Greenwood • 317.887.1263
25. **Southlake** *COMING SOON!*
    Legacy/Best/Classic Collections
    Greenwood • for info: 317.595.2868

WEST

26. **Whisperwood Lakes**
    Best Collection *from the $105s*
    Danville • 317.745.5569
27. **Heathermor**
    Best Collection *from the $130s*
    Avon • 317.271.1758
28. **Lexington Woods**
    Legacy Collection *from the $130s*
    Avon • 317.838.0825
29. **Oriole Point**
    Best Collection *from the $120s*
    Avon • 317.838.0862
30. **The Paddock at Saratoga**
    Best Collection *from the $115s*
    Plainfield • 317.839.4022

Legacy Collection
Classic Collection
Best Collection
Carefree Collection *Paired Patio Community*
Best & Legacy Collection
Design Studio

DAVIS DavisHomes.com

INDIANA'S HOMETOWN BUILDER

DAVIS HOMES

Indianapolis Metro Area Communities




Speedway
Brickyard Crossing
Brickyard Crossing Golf Club
Indianapolis
Brookside
Arlington Heights
Naval Avionics Center
Warren Park
Washington Place
Ashton
Tremont
Chapel Hill
Indiana Park
Indiana University
30th St
29th St
25th St
21st St
16th St
10th St
Crawfordsville Rd
Cunningham Rd
Raceway Rd
Country Club Rd
Riverside Dr
Pershing Ave
Tibbs Ave
Lynhurst Dr
Brookside Pkwy South Dr
Dr MLK St
New York St
Fall Creek
Eagle Creek
Little Eagle Creek
Ballard Creek

DavisHomes.com
1.877.Now.Davis



1. **Northfield at Countryside**
Models: Northbrooke, Dover & Thomasville
- *1/2 mile East of 169th and Spring Mill Rd*

2. **Greenfield at Countryside**
Models: Canterbury & Somerset
- *161st Street & Spring Mill Rd*



3. **Arbor Grove**
Models: Somerset & Westmorland
- *Corner of SR 238 and Cumberland Rd*

4. **Sedona Woods**
Models: Wentworth, Sawgrass, Doral, Derbyshire, Northbrooke & St. John
- *Corner of 136th St and Promise Rd*



5. **Bay Creek**
- *On Olio Rd South of 96th St on left*
CLOSE-OUT COMMUNITY

6. **Woodhaven**
Models: Thomasville & Dover
- *On CR 600 N east of CR 600 W*



7. **Cold Springs at Huntzinger Farms**
COMING SOON!
Models: COMING SOON
- *Pendleton Pike to SR 9*

8. **MapleWood at Huntzinger Farms**
COMING SOON!
Models: COMING SOON
- *Pendleton Pike to SR 9*



9. **Grandview Gardens**
Models: Riviera & Stockwood
- *73rd to Grandview, South on Grandview to Community*



10. **Briarbrook Village**
- *Corner of German Church Rd and 38th St*
CLOSE-OUT COMMUNITY

11. **Rosswood**
Models: Ascot & Northbrooke
- *On 21st St Community East of German Church Rd on left*



12. **Copeland Farms**
Models: Kensington & Sherida
- *On the corner of Broadway S and Muskegon Dr*



13. **Bridgewood**
- *North of Brookville Rd and Bitner Rd*
CLOSE-OUT COMMUNITY



14. **Foxfire**
- *Corner of Arlington Ave and Troy Ave*
CLOSE-OUT COMMUNITY



15. **Greythorne**
Models: Benton & Atherton
- *Corner of Franklin Rd and Raymond St*

16. **Raymond Park Village**
- *Corner of Franklin Rd and Raymond St*
CLOSE-OUT COMMUNITY



17. **Hunter's Crossing**
Models: Eastbrooke & Griffin
- *North of Thompson Rd on Senour Rd*



18. **Ashland Pointe**
Models: Sawgrass & Canterbury
- *Corner of Thompson Rd and Five Points Rd*

19. **McGregor Highlands**
Model: St. John
- *South of Southport Rd on Franklin Rd*



20. **Arbors on Bluff**
PAIRED PATIO HOMES
Model: Hickory
- *On Bluff Rd between Stop 11 Rd and Southport Rd*

21. **The Trails at Woodfield**
Models: Somerset & Edinburg
- *Located on Yorktown Rd South of Smith Valley Rd*



22. **Decatur Ridge**
- *High School South to Millhous West to Community*
CLOSE-OUT COMMUNITY

23. **Camby Village**
- *Corner of Mooresville Rd (800 . near Trotter Rd*
CLOSE-OUT COMMUNITY



24. **Woodgate**
Models: Berkshire & Melbourne
- *Located on Sheek Rd South of Main St*

25. **Southlake**
COMING SOON
Models: COMING SOON!
- *Located southeast of where Worthsville Rd and Sheek Rd "T"*



26. **Whisperwood Lakes**
Model: Griffin
- *Located on CR 200 E between 100 N and Old 36/Main St*



27. **Heathermor**
Models: St. John & Thomasville
- *East of Dan Jones Rd on 200 N*



28. **Lexington Woods**
Models: Ascot, Kingsbrook & Sawgrass
- *East of Dan Jones Rd on 100 S*

29. **Oriole Point**
Models: Northbrooke & Westmorland
- *South of 100 S on Dan Jones Rd*



30. **The Paddock at Saratoga**
Models: St. John, Griffin & Chadwick
- *North on Saratoga Pkwy. (across from Plainfield Police Dept.) follow 1/8 mi. to Paddock.*



Design Studio
NOW OPEN!
- *Corner of US31 and 96th St*

BAGI QUALITY BUILDER
EQUAL HOUSING OPPORTUNITY
© 2005 Davis Homes

INDIANA'S HOMETOWN BUILDER



DAVIS HOMES

SINCE 1951



DIAMOND BUILDER

Davis Homes has been designated a "Diamond Builder" by Home Buyers Warranty Company - one of America's most exclusiv achievements for a new home builder. To qualify for this special status, a homebuilder must have a proven track record of qual construction, customer satisfaction, superior warranty performance and a solid positive image and reputation in the communit) The criteria includes having one of the lowest levels of construction-related problems. And when there is a problem, trained



warranty technicians are able to correct the problem with the least amount of inconvenie

Because we believe that responsiveness and service quality is important to long-term customer satisfaction, we maintain our own in-house warranty department and technicia It's part of the teamwork that results in a better way to buy a home.

Of the approximately 13,500 United States builders whose warranties are insured by Home Buyers Warranty Company, only 37 are currently designated as "Diamond Builde

THE DAVIS PHILOSOPHY

"You don't wake up one morning and decide to make people's dreams come true. You do it every morning."

The Davis philosophy is proving to be more timely then ever as it is carried on by Charlie Davis and his sons - Indiana's most successful family of builders.



In 1951, Charlie Davis and his father founded Davis Homes on a philosophy that involved truly being in touch with the needs of new home buyers throughout central Indiana. Today, over 50 years later, this has resulted in an approach based upon listening to, understanding and fulfilling the needs of families now as well as far into the future.

MISSION STATEMENT

Davis Homes is a locally owned family builder of high quality homes dedicated since 1951 to providing affordability, long-term value and courteous and professional service to its customers.

SEP 01 2005

Brad Charlie Mike Rick



DAVIS LUMBER & CUSTOM MILLWORKS

Davis Lumber and Custom Millworks offers a better way to add personalized features and quality in every home we build.

Davis Lumber is one of the largest purchasers of lumber and other building materials in the state of Indiana. This lets us take full advantage of substantial volume discounts which translates into more value for you. Plus, by purchasing directly from the lumber mills, we have the opportunity to hand-select critical construction components such as the framing lumber that goes into our engineered roof and wall systems. We do this because we believe that only components that meet our high standards will meet yours.



Davis Custom Millworks - a better way to create custom features and build-ins. By having our own millworks shop, we can use our own craftsmen to create the distinctive touches often found only in much more expensive homes.

"We know that the thought of applying for a mortgage can be overwhelming. After all, your family's dream depends on it."

At Davis Mortgage Services, we're ready to assist you with mortgage professionals who can truly streamline with process from initial application to move-in by utilizing the latest mortgage technology. This saves you time and also protects you from many of the hassles you often find with outside lenders.



Plus, at Davis Mortgage Services, you'll find one of the industry's widest varieties of loan programs, making sure you get the one that's best for you now and in the future. Our mortgage professionals are able to monitor your new home's progress and make sure you have everything you need when you need it. Our finance professionals shop both the local and national mortgage markets in search of the lowest possible interest rates. This allows us to be extremely competitive in bringing you interest rates that will save you money as long as you own your home. It's one stop shopping at its finest. And now you can even apply online at Davis Mortgage Services' secure website.



Visit 24 hours a day at davismtg.com.



GUARANTEED SALE PROGRAM

Start your new home sooner and eliminate double mortgage payments with our exclusive Guaranteed Sale Company, LLC.

Our exclusive Guaranteed Sale Company, LLC. was created to provide a service to those who buy a Davis home. It creates a true win-win situation. You can get started without delays, lock in your interest rate sooner and you'll know exactly how much equity you can apply to your new home.



With the Davis Homes Guaranteed Sale Company, LLC., we'll put real estate sales professionals from the area's leading real estate companies to work for you. Your home will be marketed aggressively, but if it is not sold when your new Davis home is ready, the Guaranteed Sale Company, LLC. will purchase your home at the agreed guaranteed price.



DAVIS HOMES
SINCE 1951

DavisHomes.com • 1.877.NOW DAVIS

BAGI QUALITY BUILDER

2005

©2005 Davis Homes

INDIANA'S HOMETOWN BUILDER

DAVIS HOMES
SINCE 1951

Design Studio


2005

Design Studio Information

Q: When will my appointment be scheduled?
A: A Scheduling Coordinator from the Davis Homes Custom Design Studio will contact you to schedule your selections appointment once Davis Homes has received and approved the following three things:

Your Home Purchase Agreement

Written confirmation of your mortgage pre-approval

Waiver of any contingencies

Q: How long will my appointment take?
A: Please plan on your appointment taking approximately three hours.

Q: What will I need to bring to my selections appointment?
A: You will need to bring the following things to your Design Studio appointment:

- Copies of any revisions to your original Home Purchase Agreement (i.e. changing floor plans, changing home sites, revisions to your structural selections, etc.)
- A floor plan marked with your desired location for phone jacks, cable jacks, electrical rough-ins, etc.
- Your construction start money (amount may vary based on mortgage type)

Q: What will happen at my appointment?
A: Your appointment will begin with a thorough review of the structural options you selected with your Sales Consultant at the time your Home Purchase Agreement was written. Your Design Studio Consultant will then guide you through the entire Design Studio to select all your exterior and interior colors, fixtures, appliances, etc. Once your colors have been selected, your Consultant will sit down with you to "redline" your prints and determine exact placement for many items including phone and cable jacks, electrical rough-ins, stereo rough-ins and other similar options. By the end of your appointment, your Consultant will have created a brand new "Exhibit A" for you, and will walk you through each item to make sure your selections are correct.
PLEASE NOTE: THESE WILL BE YOUR FINAL SELECTIONS.

Q: Will I get more than one appointment?
A: With the large number of buyers the Design Studio must accommodate and schedule, it is simply not practical to provide more than one appointment. To ensure you are able to finalize your selections, we have browsing hours for you to come into the Design Studio prior to your appointment and make your pre-selections. We do expect your final selections to be completed at the end of your three-hour appointment, and ask you to be well prepared by browsing first. WE CANNOT OVEREMPHASIZE THE IMPORTANCE OF BROWSING PRIOR TO YOUR APPOINTMENT, SO THE NUMBER OF CHOICES TO BE MADE AT YOUR ACTUAL APPOINTMENT WILL NOT OVERWHELM YOU.





Q: When can I browse the Design Studio?
A: Weekdays are generally quieter in the Design Studio and allow a more leisurely browsing opportunity. If you choose to browse on Sunday we appreciate your patience as that is the busiest day of the week for us.

Q: When I browse, will someone be able to walk me through the Design Studio?
A: We have created a self-guided tour through the Design Studio so you will have everything you need to make your pre-selections. We have marked our standard items throughout the Design Studio, and will provide you with a comprehensive list of all the upgrades we show. A Design Studio Consultant will be able to answer specific questions you have, but may not be available to physically walk you through the Design Studio.

Q: How much money do I need to bring to the Design Studio to start construction?
A: Your required construction start money amount is determined by the type of mortgage you will have:

CONVENTIONAL: Requires $3,000 at the Design Studio

FHA: Requires $1,500 at the Design Studio

FHA WITH DOWN PAYMENT ASSISTANCE: Requires the balance of 1% total purchase price at the Design Studio

VA: Requires a signed promissory note for $3,000 at the Design Studio

If you have questions, concerns, or do not know what type of mortgage you have been approved for, please contact your Sales Consultant prior to coming into the Design Studio for your appointment.

Q: If there are two people on the Home Purchase Agreement, do both have to be present at the Design Studio appointment?
A: As long as both names appear on the Home Purchase Agreement, only one set of signatures is required to finalize selections at the Design Studio, so only one person needs to be at the appointment. However, one person's signature will be binding and Davis Homes will proceed with the process.

Q: What happens once my Design Studio appointment is complete?
A: Once your selections have been finalized, your file will move forward to our drafting department to draw your completed set of blueprints; determine how your house will sit on your home site; and order your building permit. Once drafting is complete, you are on the way to your pre-construction meeting.

Q: Whom can I call if I have a general Design Studio question?
A: You can call our general Design Studio phone number: 317-595-2875, and a Consultant will help answer any questions you have or will call you back as soon as possible to assist you.

Q: Whom can I call if I have a question about my scheduled appointment?
A: You can call our Scheduling Hotline : 317-595-2811. Please understand that this number will connect you to our Scheduling Coordinator, and that for general questions, you must call the general Design Studio number above.

9401 N. Meridian St.
Indianapolis, IN 46240

DavisHomes.com • 317.595.2875 • 1.877.NOW DAVIS

EQUAL HOUSING OPPORTUNITY

BAGI QUALITY BUILDER

INDIANA'S HOMETOWN BUILDER

DAVIS HOMES SINCE 1951

What Sets Us Apart

Quality Features



Quality Tour

New homebuyers must be aware that not all builders include the same level of quality in the homes that they build. While taking this "Quality Features Tour", we have attempted to point out the many quality features and corresponding benefits that set Davis Homes apart from other builders.

Quality Features on the Inside of Every Davis Home

Quality Feature	High Quality Specification	Benefit to Homeowner
Stud Placement	Davis Homes has 16" on center stud placement on all walls	This makes your walls sturdier and stiffer and the drywall, trim and baseboard straighter and more secure with less cracking and nail pops. It also gives more flexibility in electrical, telephone, cable outlet, picture and wall decoration locations. In short, more lumber makes your home more secure.
Smooth Walls	Davis Homes delivers every home with smooth walls.	This makes for a more luxurious presentation as well as providing ease of wallpaper installation, drywall repairs and cleaning much easier and more attractive.
Energy Efficiency	Davis Homes hires a third party engineering firm to caulk and seal all exterior openings, inspect all insulation and duct work and blower door test every home to check for air infiltration. *Your utility bills are then* guaranteed at a low level for two years.	This allows the maximum energy efficiency in the industry, guaranteed utility bills for a two year period and thousands of dollars in savings over time. That's why Davis Homes has been named the EPA Builder of the Year, and has won the prestigious Gold Energy Value Housing Award from the National Association of Home Builders.
Trim and Casing Materials	Davis Homes uses real wood trim and casing throughout the home.	Real wood is more moisture resistant, provides a better bonding surface for paint and is less likely to buckle and swell over time.
Ceiling Drywall	Davis Homes uses 5/8" drywall on all of its ceilings.	This makes your ceiling sturdier. It also makes seams less noticeable and avoids sagging over time. Most importantly, it gives a better fire rating than 1/2" drywall which makes your home safer and more secure.
Wood Wrapped Closet Openings	Davis Homes wraps all closet door openings with real wood and casing.	This cuts down the wear and tear on your walls and avoids expensive and unsightly drywall repairs (especially at the corners).
Second Floor and Second Floor Walls (Also 1st Floor Walls on Basement/Crawlspace)	Davis Homes nails, glues and screws down all sub-floor and second floor walls.	This makes your floors and walls much more secure and less likely to develop squeaks over time. It also reduces movement in walls that may cause drywall repairs.
Curtain Blocking on Windows	Davis Homes has curtain blocking on all windows.	This gives your curtain rods much more support than simply installing them into drywall.
Interior Doors	Davis Homes offers six panel, three hinged interior doors at no extra cost.	Six panel doors are much more attractive than flat doors. Three hinges provide more support, minimize the risk of warping and makes maintaining door operation easier.
Low E Windows	Davis Homes uses three channel "Low E" glass windows.	This provides for more energy efficiency and filters out harmful sun rays that fade your carpet, window treatments and furniture. The three channel design cuts down air infiltration and the risk of water leaks.
Interior Handrails	Davis Homes uses a 3 1/4" wide interior handrail.	This provides a sturdier, straighter and more attractive handrail.
Telephone Wiring	Davis Homes uses Category 5 Wiring in every home at no additional charge.	This gives more reliable and better quality communication for telephone and internet as well as the opportunity to have different phone numbers.
Cable Wiring	Davis Homes uses RG-6 Quadra-Shield Cable in every home at no additional charge.	This gives better and more clear television reception and is designed to carry.

As always, your professional Davis Homes New Home Consultant will be more than happy to answer any questions you may have.

We hope you'll agree...Davis Homes has made a serious commitment to quality that goes into every home we build. Our competition may call us old-fashioned, but the Davis family believes quality never goes out of style.

Quality Features on the Exterior of Every Davis Home

Quality Feature	High Quality Specification	Benefit to Homeowner
House Wrap	Whole house properly installed by manufacture's specifications	Davis Homes covers the structure of your home with housewrap to protect against moisture and wind infiltration.
Heavier Gauge Vinyl Siding	.042 Panel Thickness	Reduces exposed seams and creates straighter more ridged appearance.
Chases Around Fireplace Stacks w/ Draft Stop & Combustion Air	Davis Homes uses chases around every fireplace stack.	This gives the home a more complete and attractive look from the exterior.
Entry Doors	Davis Homes steel insulated raised six-panel entry door system with door knocker and peephole.	This provides strength to the entry door and offers security and a more attractive look.



ENERGY STAR

DAVIS HOMES
SINCE 1951

EQUAL HOUSING OPPORTUNITY

DavisHomes.com • 317.595.2800 • 877.NOW DAVIS

BAGI QUALITY BUILDER